FILED PURSUANT TO
RULE 424(B)(3)
REGISTRATION NO: 333-102014
PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

On November 24, 2002, MAPICS, Inc. agreed to acquire Frontstep, Inc. by merging a wholly owned subsidiary of MAPICS into Frontstep, after which MAPICS will be the sole shareholder of Frontstep. In the merger, each Frontstep shareholder, other than those perfecting dissenters’ rights, will receive, for each Frontstep common share that the shareholder owns, approximately .300846 of a share of MAPICS common stock. Collectively, Frontstep shareholders will receive in the merger 4,200,000 shares of MAPICS common stock. We intend for the merger to qualify as a tax-free reorganization, in which case Frontstep shareholders generally would not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange in the merger of Frontstep common shares for MAPICS common stock.

The merger requires the approval of Frontstep shareholders. The issuance of shares of MAPICS common stock in the merger requires the approval of MAPICS shareholders. MAPICS and Frontstep have each scheduled shareholder meetings on February 18, 2003, to vote on these matters. MAPICS shareholders, who will vote on the merger at the MAPICS annual meeting, will also vote on the election of certain directors and on an increase in the number of shares of its common stock reserved for grants pursuant to the MAPICS 1998 Long-Term Incentive Plan. Regardless of the number of shares that you own or whether you plan to attend a meeting, it is important that your shares be represented and voted. Voting instructions are inside.

The MAPICS board of directors has unanimously approved and adopted the merger agreement and determined that the merger agreement and the merger are advisable, fair to, and in the best interests of, MAPICS and its shareholders. Accordingly, the MAPICS board of directors unanimously recommends that MAPICS shareholders vote to approve the issuance of MAPICS common stock in the merger. The MAPICS board of directors also has unanimously recommended approval of the re-election of its two Class III directors and the amendments to the MAPICS 1998 Long-Term Incentive Plan. These proposals are more fully described in this joint proxy statement-prospectus.

The Frontstep board of directors has unanimously approved and adopted the merger agreement and declared that the merger agreement and the merger are advisable, fair to, and in the best interests of, Frontstep and its shareholders. Accordingly, the Frontstep board of directors unanimously recommends that Frontstep shareholders vote to adopt the merger agreement and approve the merger. The merger agreement must be adopted and the merger must be approved by the holders of at least two-thirds of the outstanding Frontstep common shares. As of the Frontstep record date, holders of approximately 60.90% of the outstanding Frontstep common shares have agreed to vote their common shares in favor of the adoption of the merger agreement and approval of the merger.

This document provides you with detailed information about the proposed merger. We encourage you to read the entire document carefully.

MAPICS common stock is traded on the Nasdaq National Market under the symbol “MAPX.”

Frontstep common shares are traded on the Nasdaq National Market under the symbol “FSTP.”

See “Risk Factors” beginning on page 13 of this document for a discussion of some of the risks relevant to the merger and to an investment in MAPICS common stock.

Richard C. Cook	Stephen A. Sasser
President and Chief Executive Officer	President and Chief Executive Officer
MAPICS, Inc.	Frontstep, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of MAPICS common stock to be issued in the merger or determined if this joint proxy statement-prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated January 16, 2003 and was first mailed to shareholders on or about January 18, 2003.

How to Obtain Additional Information

This joint proxy statement-prospectus incorporates important business and financial information about MAPICS that is not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain free copies of this information by requesting it in writing or by telephone from MAPICS at the following address and telephone number:

MAPICS, Inc.
Attn: Martin D. Avallone
1000 Windward Concourse Parkway
Suite 100
Alpharetta, Georgia 30005
(678) 319-8000

In order to obtain timely delivery of any documents that you request, you must request the information by February 10, 2003.

See “Where You Can Find More Information” beginning on page 92 for how to obtain additional information about MAPICS and Frontstep.

You should rely only on the information contained or incorporated by reference in this joint proxy statement-prospectus to vote on the proposals to MAPICS and Frontstep shareholders in connection with the merger and other matters discussed herein, as the case may be. We have not authorized anyone to provide to you information that is different from what is contained in this joint proxy statement-prospectus. This joint proxy statement-prospectus is dated January 16, 2003. You should not assume that the information contained in this joint proxy statement-prospectus is accurate as of any other date, and neither the mailing of this joint proxy statement-prospectus to shareholders nor the issuance of the shares of MAPICS common stock in the merger shall create any implication to the contrary.

1000 Windward Concourse Parkway, Suite 100
Alpharetta, Georgia 30005
(678) 319-8000

Notice of Annual Meeting of Shareholders
to Be Held on February 18, 2003

To the shareholders of MAPICS:

MAPICS, Inc., a Georgia corporation, will hold its annual meeting of shareholders at 9:00 a.m. Eastern Standard Time, on February 18, 2003, at the offices of Alston & Bird LLP, 1180 West Peachtree Street, 15th Floor, Atlanta, Georgia for the purpose of asking its shareholders to consider and vote upon the following proposals:

•	PROPOSAL 1: to approve the issuance of the shares of MAPICS common stock in the merger;

•	PROPOSAL 2: to elect to the MAPICS board of directors two directors to serve until the 2006 annual meeting of MAPICS shareholders;

•
PROPOSAL 3: to approve an amendment to the MAPICS 1998 Amended and Restated Long-Term Incentive Plan to, among other things, increase the number of shares of MAPICS common stock available for awards from 4,500,000 shares to 6,000,000 shares; and

•
to transact other business as may be properly presented at the annual meeting or any adjournments or postponements thereof, including, if submitted to a vote of the shareholders, a motion to adjourn the annual meeting to another time or place for the purpose of soliciting additional proxies.

Approval of Proposal 3 is contingent upon MAPICS shareholders’ approval of Proposal 1. Approval of each of Proposal 1 and 2 is not contingent upon approval of any other proposal.

Information related to the three proposals is contained in the attached joint proxy statement-prospectus. We urge you to read this document carefully.

Only MAPICS shareholders of record at the close of business on January 14, 2003 are entitled to notice of and to vote at the annual meeting and any adjournments or postponements of the annual meeting.

It is very important that your MAPICS shares be represented at the annual meeting to help assure a quorum at the annual meeting. Whether or not you expect to attend the annual meeting, please mark, sign, date and promptly return the enclosed proxy card in the enclosed postage paid envelope which requires no postage if mailed in the United States.

All shares represented by properly executed proxy cards will be voted as directed. If no such direction is given, such shares will be voted FOR each of the proposals before the shareholders.

If you attend the annual meeting, you may vote in person if you wish, even though you have previously returned your proxy card.

Action may be taken on any of the proposals at the annual meeting on the date specified above or on any dates to which the annual meeting may be adjourned or postponed.

BY ORDER OF THE BOARD OF DIRECTORS,

Martin D. Avallone Vice President, General Counsel and Secretary

Alpharetta, Georgia
January 16, 2003

2800 Corporate Exchange Drive
Columbus, Ohio 43231
Telephone: (614) 523-7000

Notice of Special Meeting of Shareholders
to Be Held on February 18, 2003

To the shareholders of Frontstep:

We will hold a special meeting of the shareholders of Frontstep, Inc., an Ohio corporation, for the following purposes:

•
to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated November 24, 2002, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of December 17, 2002, by and among MAPICS, Inc., FP Acquisition Sub, Inc. and Frontstep, as it may be further amended, and to approve the merger, which is described under Proposal 1 in the attached joint proxy statement-prospectus. The merger agreement is attached to this document as Annex A; and

•
to transact other business as may be properly presented at the special meeting or any adjournments or postponements thereof, including, if submitted to a vote of the shareholders, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies.

The special meeting will be held at 9:00 a.m. Eastern Standard Time, on February 18, 2003, at the offices of Frontstep located at 2800 Corporate Exchange Drive, Columbus, Ohio 43231. Only shareholders of record at the close of business on January 14, 2003 are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting.

Your vote is important. Adoption of the merger agreement and approval of the merger will require the affirmative vote of the holders of two-thirds of the outstanding Frontstep common shares. All shares represented by properly executed proxies will be voted in accordance with the specifications on the proxy card. If no such specifications are made, proxies will be voted FOR adoption of the merger agreement and approval of the merger.

Frontstep shareholders who do not vote in favor of adoption of the merger agreement and approval of the merger will have the right to dissent and seek appraisal of the “fair cash value” of their common shares if they comply with the applicable procedures required by Section 1701.85 of the Ohio Revised Code. A summary of the provisions of Section 1701.85 is set forth in the accompanying joint proxy statement-prospectus under “The Merger—Rights of Dissenting Shareholders.” The entire text of Section 1701.85 is attached as Annex E to the accompanying joint proxy statement-prospectus.

You are urged to read this document carefully. It is very important that your Frontstep shares be represented at the special meeting. Whether or not you can attend the special meeting, please promptly complete, sign, date and mail the enclosed proxy card in the enclosed postage paid envelope which requires no postage if mailed in the United States.

If you attend the special meeting, you may vote in person if you wish, even though you have previously returned your proxy card.

Action may be taken on the merger proposal at the special meeting on the date specified above or on any dates to which the special meeting may be adjourned or postponed.

BY ORDER OF THE BOARD OF DIRECTORS,

Daniel P. Buettin Vice President, Chief Financial Officer and Secretary

Columbus, Ohio
January 16, 2003

QUESTIONS AND ANSWERS ABOUT THE MERGER

We intend the following questions and answers to provide brief answers to frequently asked questions about the merger. These questions and answers do not, and are not intended to, address all questions that may be important to shareholders of MAPICS or Frontstep. You should read all of the questions and answers, the summary and the rest of this joint proxy statement-prospectus carefully.

Q:	Why are MAPICS and Frontstep proposing the merger?

A:
MAPICS and Frontstep are proposing the merger because they believe it will create one of the world’s leading providers of enterprise resource planning, customer relationship management and supply chain management applications committed to solving the unique challenges of discrete and batch process manufacturers. The combined company, with products implemented at thousands of customer sites worldwide, will be in a position to deliver more effectively its technological innovations and business solutions. By combining these two businesses, MAPICS and Frontstep hope to create stronger operating and financial results than either company could achieve on its own.

Q:	What will Frontstep shareholders receive in the merger?

A:
Each Frontstep common share will be converted into the right to receive approximately .300846 of a share of MAPICS common stock and associated rights under MAPICS’ amended and restated rights agreement, as amended. This “exchange ratio” is determined by dividing the aggregate 4,200,000 shares of MAPICS common stock to be issued in the merger by the total number of Frontstep common shares outstanding at the time the merger is completed. Collectively, Frontstep shareholders will hold approximately 19% of the outstanding shares of MAPICS common stock immediately following the merger.

Q:	Is the merger taxable?

A:
Prior to completion of the merger, MAPICS and Frontstep must have received opinions from their tax counsel that Frontstep shareholders will not recognize any gain or loss for U.S. federal income tax purposes upon their exchange of Frontstep common shares for shares of MAPICS common stock pursuant to the merger. Frontstep shareholders may, however, recognize taxable gain or loss related to any cash they receive in lieu of a fractional share of MAPICS common stock and any cash they receive upon the exercise of dissenters’ rights.You should consult your tax advisor to determine the effect of the merger on you under federal, state, local and foreign tax laws.

Q:	Am I entitled to dissenters’ rights?

A:
If you are a Frontstep shareholder, under Ohio law, you may dissent from the merger and exercise dissenters’ rights. For more information about exercising your dissenters’ rights, see “The Merger—Rights of Dissenting Shareholders.”

If you are a MAPICS shareholder, you will not have appraisal rights in connection with the merger.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. There are risks associated with all business combinations, including the proposed merger. See “Risk Factors.”

Q:	What vote is required to approve the merger?

A:
The affirmative vote of a majority of the votes cast at MAPICS’ annual meeting is required to approve the issuance of MAPICS common stock in the merger. Additionally, the affirmative vote of the holders of two-thirds of the outstanding Frontstep common shares is required to adopt the merger agreement and approve the merger. See “The Shareholder Meetings—Vote Required.”

Q:	What do I need to do now?

A:
After carefully reading and considering the information contained in this joint proxy statement-prospectus, please complete, sign and date your proxy card and return it in the enclosed postage paid envelope as soon as possible so that your shares may be represented at your shareholder meeting. If your shares are held in an account at a brokerage firm or bank, you will receive instructions on how to vote from your brokerage firm or bank.

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Q:	What if I don’t vote?

A:
If you are a MAPICS shareholder and fail to respond, assuming a quorum is present at the annual meeting, your failure to respond will have no effect on the approval of the issuance of shares of MAPICS common stock in the merger, the election of the MAPICS directors, or the approval of the amendment to the MAPICS 1998 Long-Term Incentive Plan. If you are a MAPICS shareholder and abstain from voting, assuming a quorum is present at the annual meeting, your abstention will have the same effect as a vote against issuance of shares of MAPICS common stock in the merger and against the amendment of the MAPICS 1998 Long-Term Incentive Plan. If you withhold authority to vote on the election of directors, it will have no effect on the election of directors. In the event that you respond but do not indicate how you want to vote and you are a MAPICS shareholder, your proxy will be counted as a vote in favor of the issuance of shares of MAPICS common stock, the election of the MAPICS directors and the amendment to the MAPICS 1998 Long-Term Incentive Plan at the MAPICS annual meeting.

If you are a Frontstep shareholder and fail to respond or abstain from voting, it will have the same effect as a vote against the merger. In the event that you respond but do not indicate how you want to vote, and you are a Frontstep shareholder, your proxy will be counted as a vote in favor of adoption of the merger agreement and approval of the merger at the Frontstep special meeting.

Q:	Can I change my vote after I have delivered my proxy card?

A:
Yes. You can change your vote in one of three ways at any time before your shares are voted at your meeting. First, you can revoke your proxy. Second, you can submit a new proxy card. If you choose either of these two methods, you must mail your notice of revocation or your new proxy card to the secretary of either MAPICS or Frontstep, as appropriate, before your shareholder meeting. Third, if you are a holder of record, you can attend your shareholder meeting and vote in person. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote.

Q:	When do you expect the merger to be completed?

A:	MAPICS and Frontstep are working to complete the merger as quickly as possible. MAPICS and Frontstep expect to complete the merger on or about February 18, 2003.

Q:	If I am a Frontstep shareholder, should I send in my Frontstep share certificates now?

A:
No. After the merger is completed, you will receive written instructions, including a letter of transmittal, that explains how to exchange your Frontstep share certificates for stock certificates representing MAPICS common stock. Please do not send in any Frontstep share certificates until you receive these written instructions and the letter of transmittal.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to vote your shares, or if you need additional copies of this joint proxy statement-prospectus or the enclosed proxy card, you should contact:

If you are a MAPICS shareholder:	If you are a Frontstep shareholder:
MAPICS, Inc.	Frontstep, Inc.
Attn: Martin D. Avallone	Attn: Daniel P. Buettin
1000 Windward Concourse Parkway	2800 Corporate Exchange Drive
Suite 100	Columbus, Ohio 43231
Alpharetta, Georgia 30005	(614) 523-7000
(678) 319-8000

Shareholders of both companies also may receive information from our proxy solicitor:

Georgeson Shareholder Communications Inc.
17 State Street, 10th Floor
New York, New York 10004
Toll-Free: 1-866-328-5447

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SUMMARY

This summary highlights selected information from this joint proxy statement-prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the merger and the other proposals to be considered at the MAPICS annual meeting. For more information about MAPICS and Frontstep, see “Where You Can Find More Information” on page 92. Page references in this summary direct you to other places in this joint proxy statement-prospectus where you can find a more complete description of the topics summarized here.

The Companies (See page 90)

MAPICS, Inc.
1000 Windward Concourse Parkway, Suite 100
Alpharetta, Georgia 30005
Telephone: (678) 319-8000

MAPICS is a global developer of collaborative business application software solutions designed specifically for use by manufacturers. MAPICS’ goal is to deliver application software and consulting services that create value by providing a quick return on investment and improving bottom line financial results for its customers. MAPICS’ solutions also allow manufacturers to make the most of their existing technology investments while taking advantage of new technologies at a pace that best fits their needs. In addition, MAPICS’ solutions bring its customers proven expertise, knowledge and understanding of the business issues that are unique to manufacturers. Today, MAPICS’ solutions are used by thousands of manufacturers in nearly 70 countries and support 19 different languages.

MAPICS is headquartered in Alpharetta, Georgia, with offices around the globe.

Frontstep, Inc.
2800 Corporate Exchange Drive
Columbus, Ohio 43231
Telephone: (614) 523-7000

Frontstep believes it is a leading global provider of software and services for discrete, to-order manufacturers. With more than 20 years of experience, Frontstep leverages the Microsoft.NET platform to help manufacturers create and implement solutions—including extended enterprise resource planning, customer relationship management and supply chain management—that simplify and streamline business processes and operations. Through these innovative and practical solutions, manufacturers can respond better and faster to customer demands for quality products and services.

Frontstep is headquartered in Columbus, Ohio, with offices worldwide.

THE SHAREHOLDER MEETINGS

The MAPICS Annual Meeting (See page 26)

MAPICS will hold its 2003 annual meeting for the purpose of asking its shareholders to consider and vote upon the following proposals:

•	PROPOSAL 1: to approve the issuance of the shares of MAPICS common stock in the merger;

•	PROPOSAL 2: to elect two Class III directors to the MAPICS board of directors to serve until the 2006 annual meeting of MAPICS shareholders; and

•
PROPOSAL 3: to approve an amendment of the MAPICS 1998 Long-Term Incentive Plan to, among other things, increase the number of shares of MAPICS common stock available for awards from 4,500,000 shares to 6,000,000 shares.

Approval of Proposal 3 is contingent upon the approval of Proposal 1. Approval of each of Proposal 1 and Proposal 2 is not contingent upon approval of any other proposal.

The annual meeting will be held on February 18, 2003, at 9:00 a.m. Eastern Standard Time, at the offices of Alston & Bird LLP, 1180 West Peachtree Street, 15th Floor, Atlanta, Georgia.

The securities that can be voted at the MAPICS annual meeting consist of:

•	MAPICS common stock, $.01 par value per share,

•	MAPICS Series D convertible preferred stock, $1.00 par value per share, and

•	MAPICS Series E convertible preferred stock, $1.00 par value per share.

Holders of MAPICS common stock are entitled to cast one vote for each share held on January 14, 2003, the record date for the MAPICS annual meeting. Holders of MAPICS Series D preferred stock and Series E preferred stock are entitled to vote on an as converted basis those shares of preferred stock held by them as of the record date, together with the holders of MAPICS common stock as a single class. Currently, each share of MAPICS Series D and Series E convertible preferred stock is convertible into 10 shares of MAPICS common stock.

Directors and executive officers of MAPICS and their affiliates held, on January 14, 2003, approximately 1.2% of the outstanding MAPICS stock (on an as converted basis) entitled to vote at the annual meeting.

The Frontstep Special Meeting (See page 26)

Frontstep will hold a special meeting for the purpose of asking its shareholders to consider and vote upon a proposal to adopt the merger agreement and approve the merger. The Frontstep special meeting will be held on February 18, 2003, at 9:00 a.m. Eastern Standard Time, at the offices of Frontstep located at 2800 Corporate Exchange Drive, Columbus, Ohio. Frontstep shareholders will be entitled to vote at the Frontstep special meeting if they owned Frontstep common shares as of the close of business on January 14, 2003, the Frontstep record date. As of January 14, 2003, there were 13,960,615 outstanding Frontstep common shares. The affirmative vote of the holders of two-thirds of the Frontstep common shares outstanding on the Frontstep record date is necessary to adopt the merger agreement and approve the merger. Directors and executive officers of Frontstep and their affiliates held, on January 14, 2003, approximately 60.90% of the outstanding Frontstep common shares entitled to be voted at the special meeting.

PROPOSAL 1:    THE MERGER

The merger agreement provides for the acquisition of Frontstep by MAPICS pursuant to the merger of FP Acquisition Sub, Inc., a newly formed, wholly owned subsidiary of MAPICS created for the purpose of the merger, with and into Frontstep, with Frontstep as the surviving corporation in the merger. Following the merger, the combined company will be managed by the directors and executive officers of MAPICS.

What Frontstep Shareholders Will Receive in the Merger (See page 30)

In the merger, Frontstep shareholders will receive approximately .300846 of a share of MAPICS common stock for each Frontstep common share, together with associated rights under MAPICS’ amended and restated rights agreement, as amended. This “exchange ratio” is determined by dividing the aggregate 4,200,000 shares of MAPICS common stock to be issued in the merger by the total number of Frontstep common shares outstanding at the time the merger is completed.

Comparative Market Prices of MAPICS Common Stock and Frontstep Common Shares (See page 79)

MAPICS common stock is listed on the Nasdaq National Market under the symbol “MAPX.” Frontstep common shares are listed on the Nasdaq National Market under the symbol “FSTP.” The following table shows the closing prices of MAPICS common stock and Frontstep common shares on November 22, 2002, the last trading day before the merger agreement was announced, and on January 15, 2003, the last trading day prior to the date of this joint proxy statement-prospectus. Equivalent price per Frontstep share represents the closing sale price of a share of MAPICS common stock on the indicated date multiplied by .300846, the assumed exchange ratio, as if the merger were to close on the indicated date.

	MAPICS Common Stock	Frontstep Common Shares	Equivalent Price Per Frontstep Share
November 22, 2002	$6.80	1.94	2.05
January 15, 2003	$7.12	2.07	2.14

We urge Frontstep shareholders to obtain current market quotations for MAPICS common stock and Frontstep common shares before making a decision relating to the merger.

Material Federal Income Tax Consequences of the Merger (See page 62)

Prior to the completion of the merger, MAPICS must have received the opinion of Alston & Bird LLP and Frontstep must have received the opinion of Vorys, Sater, Seymour and Pease LLP regarding material federal income tax consequences of the merger.

We expect that, for federal income tax purposes, Frontstep shareholders will not recognize any gain or loss upon their exchange of Frontstep common shares for shares of MAPICS common stock pursuant to the merger. Frontstep shareholders may, however, recognize taxable gain or loss related to any cash they receive in lieu of a fractional share of MAPICS common stock, and any cash they receive upon the perfection of any dissenters’ rights.

Tax matters are very complicated, and the tax consequences of the merger to Frontstep shareholders will depend on the facts and circumstances of each shareholder’s ownership of Frontstep common shares. Each Frontstep shareholder should consult his or her own tax advisor to determine the effect on such shareholder of the merger under federal, state, local and foreign tax laws.

Recommendation of the Boards of Directors and Fairness Opinions (See page 60)

To MAPICS Shareholders:    The MAPICS board of directors believes that the merger is advisable, fair to, and in the best interests of, MAPICS and its shareholders and has unanimously voted to approve the merger agreement. The MAPICS board of directors recommends that you vote FOR the issuance of shares of MAPICS common stock in the merger.

To Frontstep Shareholders:    The Frontstep board of directors believes that the merger is advisable, fair to, and in the best interests of, Frontstep and its shareholders and has unanimously voted to approve, adopt and declare the advisability of the merger agreement and the merger. The Frontstep board of directors unanimously recommends that you vote FOR the proposal to adopt the merger agreement and approve the merger.

Opinion of SunTrust Robinson Humphrey:    In deciding to approve the merger and recommend the issuance of shares of MAPICS common stock in the merger, the MAPICS board of directors considered the opinion of its financial advisor, SunTrust Capital Markets, Inc., trading under the name SunTrust Robinson Humphrey, that as of November 24, 2002, the consideration to be paid by MAPICS in connection with the merger was fair, from a financial point of view, to MAPICS. SunTrust Robinson Humphrey’s opinion is directed to the MAPICS board of directors and does not constitute a recommendation to any shareholder as to how to vote on the issuance of shares of MAPICS common stock in the merger or any other matter related thereto. The full text of SunTrust Robinson Humphrey’s opinion is attached as Annex C to this joint proxy statement-prospectus. MAPICS shareholders are urged to read SunTrust Robinson Humphrey’s opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken.

Opinion of William Blair & Company, L.L.C.:
In connection with the proposed merger, William Blair has delivered a written opinion to the Frontstep board of directors as to the fairness to holders of outstanding Frontstep common shares, from a financial point of view, of the exchange ratio provided for in the merger. In deciding to approve and adopt the merger agreement and to recommend the adoption of the merger agreement by Frontstep shareholders, the Frontstep board of directors considered the opinion of William Blair. The full text of William Blair’s written opinion, dated November 24, 2002, is attached to this joint proxy statement-prospectus as Annex D. We encourage you to read William Blair’s opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. William Blair’s opinion is addressed to the Frontstep board of directors and does not constitute a recommendation to any shareholder as to any matter relating to the merger or any other matter related thereto.

Effect of the Merger on Frontstep Options (See page 61)

In the merger, all options granted under Frontstep’s stock option plans which are outstanding at the effective time of the merger, whether or not currently exercisable, will be converted into options to purchase MAPICS common stock. All Frontstep options will vest and become fully exercisable by their terms at the effective time of the merger. MAPICS will assume each Frontstep option in accordance with the terms of the Frontstep stock option plan and stock option agreement that evidences the option, after adjusting the option shares and exercise price to give effect to the exchange ratio.

Interests of Certain Persons in the Merger (See page 64)

Some of the directors and executive officers of Frontstep have interests in the merger that are different from, or in addition to, the interests of Frontstep shareholders. These interests include the acceleration of vesting of options as a result of the merger, payments under employment and change-in-control agreements upon the occurrence of certain events after the merger, the right to continued indemnification and insurance coverage by Frontstep after the merger and the payoff or assumption by MAPICS of certain Frontstep debt owed to Frontstep’s affiliates.

Rights of Dissenting Shareholders (See page 69)

The merger agreement and Ohio law provide that Frontstep shareholders may dissent from the merger and seek to receive the fair cash value of their Frontstep common shares in lieu of the MAPICS common stock they would otherwise receive in the merger.

In order to exercise dissenters’ rights, Frontstep shareholders are required to follow the procedures set forth in Section 1701.85 of the Ohio Revised Code, a copy of which is attached as Annex E to this joint proxy statement-prospectus. Generally, a Frontstep shareholder wishing to exercise dissenters’ rights must deliver a written demand for appraisal to Frontstep, not vote in favor of adoption of the merger agreement and approval of the merger and hold his or her Frontstep common shares until the completion of the merger. Frontstep shareholders should carefully review Section 1701.85 for a more complete discussion of the procedures that they must follow in order to exercise dissenters’ rights.

Certain Differences in Shareholders’ Rights (See page 72)

The rights of MAPICS shareholders are governed by Georgia law and by MAPICS’ articles of incorporation and bylaws. The rights of Frontstep shareholders are governed by Ohio law and are subject to Frontstep’s amended articles of incorporation and amended code of regulations. Upon completion of the merger, the rights of both shareholder groups will be governed by Georgia law and MAPICS’ articles of incorporation and bylaws.

Conditions to Completion of the Merger (See page 56)

The merger will be completed only if various conditions, including the following, are met or waived, if waivable:

•	Frontstep shareholders approve the merger and the adoption of the merger agreement at the Frontstep special meeting;

•	MAPICS shareholders approve the issuance of shares of MAPICS common stock in the merger at the MAPICS annual meeting;

•
Frontstep and MAPICS receive opinions of their respective counsel that the exchange of Frontstep common shares for MAPICS common stock in the merger will be tax-free to Frontstep shareholders for U.S. federal income tax purposes;

•	there is no governmental or regulatory action or legislation prohibiting the merger;

•	there must not have been any event that, individually or together with any other event, has, or is reasonably likely to have, a material adverse effect on MAPICS or Frontstep;

•	the aggregate indebtedness of Frontstep and its subsidiaries must not be in excess of $21.5 million immediately prior to the closing of the merger; and

•	holders of no more than 5% of the outstanding Frontstep common shares must have perfected their dissenters’ rights.

MAPICS and Frontstep are not aware of any material governmental approvals or actions that are required to complete the merger.

In addition to these conditions, the merger agreement, attached to this joint proxy statement-prospectus as Annex A, describes other conditions that must be met before the merger may be completed.

Amendment and Termination (See page 58)

The parties may terminate the merger agreement under several circumstances. MAPICS and Frontstep may agree to terminate the merger agreement and elect not to complete the merger at any time before the merger is completed, even if Frontstep shareholders have already adopted the merger agreement and approved the merger and MAPICS shareholders have approved the issuance of shares of MAPICS common stock in the merger. Each of the parties also can terminate the merger agreement under other circumstances, including:

•	if the merger is not completed by April 30, 2003;

•	if the parties fail to receive the consent of any regulatory authority required to complete the merger, or any law or order permanently prohibiting the merger becomes final and nonappealable;

•
if Frontstep shareholders fail to approve the merger and to adopt the merger agreement or MAPICS shareholders fail to approve the issuance of shares of MAPICS common stock in the merger at their respective meetings, subject to specified limitations in the merger agreement;

•	if there is a material breach of a covenant by the other party which cannot or has not been cured within a certain time period; or

•	if there has been any event that, individually or together with any other event, has, or is reasonably likely to have, a material adverse effect on the other party.

In addition, MAPICS may terminate the merger agreement, among other things, if the Frontstep board of directors fails to reaffirm its recommendation of the merger or withdraws, qualifies or modifies in a manner adverse to MAPICS its recommendation of the merger, or publicly proposes to do so.

The merger agreement may be amended by the written agreement of MAPICS and Frontstep. The parties can amend the merger agreement without shareholder approval, even if Frontstep shareholders have already adopted the merger agreement and approved the merger and MAPICS shareholders have already approved the issuance of shares of MAPICS common stock, except in the limited circumstances when further shareholder approval is required by law for the amendment.

Solicitation Prohibitions (See page 61)

The merger agreement prohibits Frontstep from soliciting other acquisition proposals. Frontstep and its subsidiaries agreed to immediately cease any and all existing activities, discussions or negotiations with third parties conducted prior to the date of the merger agreement with respect to any acquisition proposal. If Frontstep receives an unsolicited acquisition proposal, it must promptly notify MAPICS of the proposal’s material terms. Frontstep may respond, in accordance with the terms of the merger agreement, to unsolicited acquisition proposals that constitute superior proposals (as this term is defined in the merger agreement).

Termination Fee (See page 63)

Frontstep has agreed to pay MAPICS a termination fee of $1.5 million plus the amount of MAPICS’ reasonable out-of-pocket costs and expenses associated with the merger if:

•
the merger agreement is terminated under specified circumstances and Frontstep enters into an acquisition agreement or closes an acquisition with another party within twelve months of the termination of the merger agreement;

•	MAPICS terminates the merger agreement because Frontstep shareholders have not approved the merger and adopted the merger agreement;

•
MAPICS terminates the merger agreement because the Frontstep board of directors changes, withdraws or fails to reaffirm its recommendation that Frontstep shareholders vote in favor of the adoption of the merger agreement and approval of the merger;

•	MAPICS terminates the merger agreement because the Frontstep board of directors negotiates or authorizes negotiations with a third party regarding an acquisition proposal other than the merger; or

•	MAPICS terminates the merger agreement because any person acquires beneficial ownership of 25% or more of the outstanding Frontstep common shares.

See “The Merger — Expenses and Fees” for a more complete discussion of circumstances under which Frontstep would be required to pay the termination fee to MAPICS.

Shareholder Agreements (See page 70)

All of the directors, executive officers and certain shareholders of Frontstep have entered into shareholder agreements with MAPICS where they have agreed to vote the Frontstep common shares that they or certain of their affiliates own or later acquire in favor of adoption of the merger agreement and approval of the merger. As of the record date for the Frontstep special meeting, these shareholders owned approximately 60.90% of the outstanding Frontstep common shares.

Distribution of MAPICS Stock Certificates (See page 55)

Promptly after the merger is completed, each Frontstep shareholder will receive a letter and instructions on how to surrender Frontstep share certificates in exchange for MAPICS stock certificates. Each Frontstep shareholder will need to carefully review and complete these materials and return them as instructed along with their Frontstep share certificates. If you are a Frontstep shareholder, please do not send to Frontstep or Frontstep’s transfer agent any certificates until you receive these instructions. If, as a Frontstep shareholder, you elect to exercise your dissenters’ rights, you should follow the procedures outlined in “The Merger — Rights of Dissenting Shareholders.”

Accounting Treatment (See page 63)

MAPICS will account for the merger under the purchase method of accounting.

PROPOSAL 2:    ELECTION OF MAPICS DIRECTORS

At the MAPICS annual meeting, the terms of MAPICS’ two Class III directors will expire, and MAPICS shareholders will be asked to vote on the election of their replacements. The MAPICS board of directors has nominated Terry H. Osborne and H. Mitchell Watson, Jr. to be re-elected at the annual meeting as the Class III directors. If re-elected, they will each serve three year terms to expire at the 2006 annual meeting of shareholders. The MAPICS board of directors unanimously recommends that you vote FOR the re-election of Terry H. Osborne and H. Mitchell Watson, Jr. as Class III directors.

See page 81 for more information regarding this proposal.

PROPOSAL 3:    AMENDMENT OF THE MAPICS 1998 LONG-TERM INCENTIVE PLAN

MAPICS currently maintains the MAPICS 1998 Long-Term Incentive Plan, under which stock options and other incentive awards may be granted to MAPICS’ employees, officers, consultants and directors. The MAPICS board of directors has unanimously approved increasing the number of shares of MAPICS common stock available for grants under the MAPICS 1998 Long-Term Incentive Plan from 4,500,000 shares to 6,000,000 shares and to make certain other amendments described in Proposal 3. Without the amendment, there were, as of January 3, 2003, only 421,964 shares remaining for awards under the MAPICS 1998 Long-Term Incentive Plan. The MAPICS board of directors believes the increase is necessary to provide appropriate incentives to MAPICS’ current and future employees, including those Frontstep employees who will become MAPICS’ employees following the merger. If MAPICS shareholders do not approve the issuance of shares of MAPICS common stock in the merger, MAPICS will not seek an increase in the number of shares available for grants under the MAPICS 1998 Long-Term Incentive Plan at the annual meeting. The MAPICS board of directors unanimously recommends that you vote FOR the amendment of the MAPICS 1998 Long-Term Incentive Plan.

See page 83 for more information regarding this proposal.

Selected Historical Consolidated Financial Data—MAPICS

The following table presents selected statement of operations and balance sheet data of MAPICS for the fiscal years ended and as of September 30, 1998, 1999, 2000, 2001 and 2002. MAPICS derived the selected financial data for those periods and as of those dates from its audited financial statements. You should read this selected financial data in conjunction with MAPICS’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and MAPICS’ consolidated financial statements, including the related notes, included in MAPICS’ 2002 Annual Report on Form 10-K for the fiscal year ended September 30, 2002, which is attached as Annex F to this joint proxy statement-prospectus.

	Fiscal Year Ended September 30,
	1998	1999	2000	2001	2002
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
License	$79,189	$71,195	$40,986	$47,675	$40,207
Services	50,552	63,523	77,690	90,476	88,092

Total revenue	129,741	134,718	118,676	138,151	128,299

Operating expenses:
Cost of license revenue	13,108	13,689	12,438	16,437	14,647
Cost of services revenue	14,873	19,012	31,176	35,427	32,436
Selling and marketing	48,111	51,601	41,293	41,563	35,092
Product development	15,073	18,083	16,375	17,277	15,331
General and administrative	8,884	12,673	17,427	14,635	12,447
Amortization of goodwill	—	—	6,959	35,121	—
Acquisition costs	—	—	12,958	(1,981)	(1,000)
Restructuring costs	—	—	2,125	—	4,707

Total operating expenses	100,049	115,058	140,751	158,479	113,660

Income (loss) from operations	29,692	19,660	(22,075)	(20,328)	14,639
Interest income (expense), net	760	1,801	(1,885)	(2,099)	(600)

Income (loss) before income tax expense (benefit) and extraordinary item	30,452	21,461	(23,960)	(22,427)	14,039
Income tax expense (benefit)	11,724	8,262	(6,239)	4,533	(20)

Income (loss) before extraordinary item	18,728	13,199	(17,721)	(26,960)	14,059
Loss on early extinguishments of debt, net of income tax benefit	—	—	—	—	318

Net income (loss)	$18,728	$13,199	$(17,721)	$(26,960)	$13,741

Net income (loss) per common share (basic):
Income (loss) before extraordinary item	$1.01	$0.70	$(0.99)	$(1.48)	$0.77
Loss on early extinguishments of debt, net of income tax benefit	—	—	—	—	(0.02)

Net income (loss)	$1.01	$0.70	$(0.99)	$(1.48)	$0.75

Net income (loss) per common share (diluted):
Income (loss) before extraordinary item	$0.81	$0.62	$(0.99)	$(1.48)	$0.69
Loss on early extinguishments of debt, net of income tax benefit	—	—	—	—	(0.02)

Net income (loss)	$0.81	$0.62	$(0.99)	$(1.48)	$0.67

Weighted average number of common shares outstanding (basic)	18,579	18,943	17,896	18,223	18,355

Weighted average number of common shares and common share equivalents outstanding (diluted)	23,100	21,444	17,896	18,223	20,520

	As of September 30,
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$33,442	$21,351	$12,175	$18,077	$23,661
Working capital (deficit)	12,282	6,487	(34,455)	(30,231)	(17,368)
Total assets	110,042	95,394	156,931	115,153	108,110
Long-term liabilities	—	155	21,245	6,145	3,563
Shareholders’ equity	46,941	38,259	26,392	243	14,960

Selected Historical Consolidated Financial Data—Frontstep

The following table presents selected statement of operations and balance sheet data of Frontstep for the fiscal years ended and as of June 30, 1998, 1999, 2000, 2001 and 2002 and the three months ended and as of September 30, 2001 and 2002. Frontstep derived the selected financial data for the years ended June 30 and as of June 30 from its audited financial statements. The selected consolidated financial data should be read together with Frontstep’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with Frontstep’s consolidated financial statements, including the related notes, included in Frontstep’s 2002 Annual Report on Form 10-K/A for the fiscal year ended June 30, 2002 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, which are attached as Annexes G and H to this joint proxy statement-prospectus. Results for the three months ended September 30, 2002 and 2001 are not necessarily indicative of the results for the full fiscal year.

	Year Ended June 30,					Three Months Ended September 30,
	1998	1999	2000	2001	2002	2001	2002
	(in thousands, except per share data)
						(unaudited)
Statement of Operations Data:
Total revenue	$96,982	$128,865	$128,763	$117,027	$92,666	$25,106	$20,491
Cost of revenue	35,315	52,018	61,623	58,745	44,753	11,263	10,701

Gross margin	61,667	76,847	67,140	58,282	47,913	13,843	9,790
Operating expenses:
Selling, general and administrative	43,981	56,588	57,583	62,847	41,921	10,823	8,591
Research and development	7,786	10,332	15,684	13,332	6,182	1,691	1,610
Amortization of acquired intangibles	1,546	2,118	3,571	3,285	1,777	530	433
Restructuring and other charges	6,683	835	1,120	6,403	—	—	—

Total operating expenses	59,996	69,873	77,958	85,867	49,880	13,044	10,634

Operating income (loss)	1,671	6,974	(10,818)	(27,585)	(1,967)	799	(844)
Other (expense) income, net	(214)	187	(966)	(510)	(2,142)	(528)	(1,051)

(Loss) income before income taxes	1,457	7,161	(11,784)	(28,095)	(4,109)	271	(1,895)
(Benefit from) provision for income taxes	3,307	2,761	(1,610)	(2,063)	(693)	26	95

Net (loss) income	$(1,850)	$4,400	$(10,174)	$(26,032)	$(3,416)	$245	$(1,990)

Net (loss) income per common share—diluted	$(0.29)	$0.61	$(1.37)	$(3.45)	$(0.44)	$0.03	$(0.24)

Weighted average shares outstanding—diluted	6,317	7,264	7,411	7,535	7,694	7,661	8,168

	As of June 30,					As of September 30,
	1998	1999	2000	2001	2002	2001	2002
	(in thousands)
						(unaudited)
Balance Sheet Data:
Working capital	$12,379	$20,782	$18,345	$1,719	$(6,380)	$(4,859)	$(5,032)
Total assets	67,801	92,215	96,126	74,341	75,112	74,371	71,304
Total long-term debt and lease obligations	2,305	5,759	3,169	8,742	1,031	9,208	3,930
Total shareholders’ equity	29,877	41,387	35,747	20,074	18,717	21,792	17,249

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following table presents selected unaudited pro forma condensed combined financial information of MAPICS for the fiscal year ended and as of September 30, 2002 which gives effect to the merger with Frontstep using the purchase method of accounting as if the merger occurred on October 1, 2001 for the statement of operations data and as of September 30, 2002 for the balance sheet data. The condensed combined statement of operations has been prepared using the Consolidated Statement of Operations for MAPICS for its fiscal year ended September 30, 2002 and the Consolidated Statement of Operations for Frontstep for its fiscal year ended June 30, 2002. In fiscal year 2002, MAPICS recorded an extraordinary item of $318,000, after taxes due to the early termination of its term loan. This amount has been excluded from the historical and pro forma presentations below. The following table should be read in conjunction with MAPICS’ unaudited pro forma condensed combined financial information on page 95 of this joint proxy statement-prospectus and the historical consolidated financial statements and the related notes thereto of MAPICS and Frontstep included in the documents attached as Annexes F and G to this joint proxy statement-prospectus.

	MAPICS	Frontstep	MAPICS Pro Forma
	(in thousands, except per share data)
Revenue:
License	$40,207	$28,462	$68,669
Services	88,092	64,204	148,597

Total revenue	128,299	92,666	217,266
Operating expenses:
Cost of license revenue	14,647	14,749	25,406
Cost of services revenue	32,436	31,781	65,199
Selling and marketing	35,092	32,610	67,702
Product development	15,331	6,182	21,513
General and administrative	12,447	9,311	21,758
Acquisition and restructuring costs	3,707	—	3,707

Total operating expenses	113,660	94,633	205,285

Income (loss) from operations	14,639	(1,967)	11,981
Other expense	(600)	(2,142)	(1,222)

Income before income taxes	14,039	(4,109)	10,759
Income tax benefit	(20)	(693)	(423)

Net income (loss) before extraordinary item	$14,059	$(3,416)	$11,182

Net income (loss) per share (basic)	$0.77		$0.50
Weighted average number of common shares outstanding (basic)(1)	18,355		22,555

Net income (loss) per share (diluted)	$0.69		$0.45
Weighted average number of common shares outstanding (diluted)(1)	20,520		24,720

Balance sheet data:
Working capital (deficit)	$(17,368)	$(5,032)	$(14,458)
Total assets	108,110	71,304	194,068
Long term debt (including current portion)	—	19,523	19,859
Shareholders’ equity	14,960	17,249	46,078

(1)
The basic and diluted weighted average number of common shares outstanding is based on MAPICS’ weighted shares outstanding plus 4,200 shares of common stock to be issued at the completion of the merger.

Historical and Pro Forma Comparative Per Share Data

As of or for the fiscal year ended September 30, 2002(1)
Historical MAPICS:
Basic net income per share	$0.75
Diluted net income per share	0.67
Book value per share	0.82
Historical Frontstep:
Basic net loss per share	(0.44)
Diluted net loss per share	(0.44)
Book value per share	$2.47
Unaudited pro forma combined—MAPICS:
Pro forma basic net income per share	0.50
Pro forma diluted net income per share	0.45
Pro forma book value per share	2.04
Unaudited equivalent pro forma combined—Frontstep(2):
Pro forma basic net income per share	0.15
Pro forma diluted net income per share	0.14

(1)	Amounts for Frontstep are as of or for the fiscal year ended June 30, 2002.

(2)
The Frontstep equivalent pro forma per share data are calculated based on MAPICS’ pro forma per share data multiplied by an exchange ratio of .300846 shares of MAPICS common stock for each outstanding Frontstep common share. A change in the exchange ratio could have an impact on the pro forma per share amounts. See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information.”

RISK FACTORS

In addition to the other information included in this document, you should consider the risk factors described below in determining how to vote at your shareholder meeting.

Risks Associated with the Merger

Any failure of MAPICS and Frontstep to successfully manage the challenges of their integration may result in the combined company not achieving the anticipated potential benefits of the merger.

MAPICS and Frontstep will face challenges in consolidating functions, retaining key personnel and integrating their organizations, procedures, operations and product lines in a timely and efficient manner. These challenges will result principally because the two companies currently:

•	maintain executive offices in different locations;

•	market and sell different products through different distribution channels;

•	conduct their businesses from various locations and under different procedures;

•	maintain different systems and software on different computer hardware; and

•	have different employment and compensation arrangements for their employees.

As a result, the integration of MAPICS and Frontstep will be complex and will require additional attention from members of management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the revenues, level of expenses and operating results of the combined company.

The combined company’s debt level may limit its financial flexibility.

In order to finance the acquisition of Frontstep and to fund continuing operations for the combined company, MAPICS intends to secure a new credit facility allowing for borrowings of approximately $35.0 million. This credit facility will likely contain a number of financial and operating performance covenants that MAPICS will have to satisfy for the term of the bank credit facility. MAPICS’ ability to satisfy these covenants and to service debt that it incurs under the bank credit facility depends principally upon MAPICS’ ability to achieve positive operating performance and to successfully manage working capital to support cash flow requirements. If MAPICS’ quarterly operating performance falls substantially below expectations, or if MAPICS is not able to effectively manage collection efforts or cash expenditures in a given quarter, MAPICS may not be able to fully support its cash flow requirements.

MAPICS will likely secure its obligations under the bank credit facility by pledging substantially all of its assets in the United States as collateral. Additionally, MAPICS expects that all of its domestic subsidiaries, including Frontstep after the merger, will be required to guarantee the repayment of MAPICS’ obligations under the bank credit facility and that MAPICS will pledge a majority of the capital stock of its foreign subsidiaries to the lenders. Any breach of the financial covenants or MAPICS’ inability to satisfy the debt service requirements could result in a default under the bank credit facility and an acceleration of payment of all outstanding debt owed, which could materially and adversely effect MAPICS’ business.

As of September 30, 2002, MAPICS had no outstanding debt. After giving effect to the acquisition of Frontstep, including MAPICS’ intended financing of the repayment of Frontstep’s existing indebtedness and direct costs associated with the acquisition, as of September 30, 2002, the combined company would have had approximately $19.9 million of total debt and a total debt to total capital ratio of 43% on a pro forma basis. The combined company also may incur additional debt in the future, including in connection with other acquisitions. The level of the combined company’s debt could have several important effects on the combined company’s future operations, including, among others:

•	an increased portion of the combined company’s cash flow from operations will be dedicated to the payment of principal and interest on the debt and will not be available for other purposes;

•
covenants related to the debt that MAPICS intends to incur in connection with the merger will require the combined company to meet financial tests that may affect the combined company’s flexibility in planning for and reacting to changes in its business, including possible acquisition opportunities;

•	the combined company’s ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

•	the combined company may be at a competitive disadvantage to similar companies that have less debt; and

•	the combined company’s vulnerability to adverse economic and industry conditions may increase.

The directors and executive officers of Frontstep have interests in the merger that are different from, or in addition to, other Frontstep shareholders. These interests include:

•
options to purchase Frontstep common shares, including any stock option held by any executive officer of Frontstep, will become fully exercisable and converted into options to acquire MAPICS common stock;

•
all of Frontstep’s executive officers have agreements with Frontstep that provide for severance payments (and continued insurance coverage) that may be triggered upon termination of their employment after completion of the merger;

•	directors and executive officers of Frontstep have customary rights to indemnification against specified liabilities, and directors’ and officers’ liability insurance will be maintained for them;

•
certain directors and officers of Frontstep may, in connection with or following the merger, enter into consulting or employment agreements with MAPICS which provide them with benefits not available to other Frontstep shareholders; and

•
certain directors of Frontstep or their affiliates hold unsecured, subordinated notes issued by Frontstep that will either be repaid upon completion of the merger or will be replaced by new notes with different terms.

See “The Merger—Interests of Certain Persons in the Merger” and “The Merger—Effect of the Merger on Frontstep Options.”

If the merger does not occur, MAPICS and Frontstep will not benefit from the expenses they have incurred in the pursuit of the merger.

The merger may not be completed. If the merger is not completed, MAPICS and Frontstep will have incurred substantial expenses for which no ultimate benefit will have been received by either MAPICS or Frontstep. Additionally, if the merger agreement is terminated under specified circumstances, Frontstep will be required to pay MAPICS a $1.5 million termination fee plus the amount of MAPICS’ reasonable out-of-pocket costs and expenses associated with the merger. See “The Merger—Expenses and Fees.”

Risks Associated with an Investment in MAPICS Common Stock

If MAPICS is unable to react effectively to various factors outside its control, MAPICS’ operating results could be adversely impacted and its quarterly results could fluctuate significantly.

MAPICS’ future success depends on a number of factors, many of which are unpredictable and beyond its control. Moreover, many of these factors are likely to cause MAPICS’ operating results, cash flows and liquidity to fluctuate significantly from quarter to quarter in the future. These factors include, among others:

•	the size and timing of license transactions because license revenue in any quarter depends substantially on the number and size of orders booked and shipped to customers in that quarter;

•	the proportion of revenue attributable to fees for licenses compared to fees for services;

•	renewal rates for our annual license and support agreements;

•	the proportion of products MAPICS licenses that are developed by MAPICS versus those developed solely by a third party or in collaboration with a third party;

•	how much money MAPICS must spend to improve its business and expand operations;

•	changes in the level of operating expenses;

•	delays in the purchase of products and services by customers due to their capital expenditure limitations and the time they often require to authorize purchases of MAPICS’ products and services;

•	the demand for MAPICS’ products and services;

•	whether customers accept the new and enhanced products and services MAPICS offers;

•	how quickly MAPICS is able to develop or acquire new products and services that its customers require;

•	whether and how quickly alternative technologies, products and services introduced by competitors gain market acceptance;

•	the timing of the introduction of new or enhanced products offered by competitors or by MAPICS;

•	the ability of MAPICS’ sales affiliates to sell products or service additional sales;

•	the competitive conditions in this industry;

•	whether MAPICS and its business partners are able to hire and retain qualified personnel;

•	management of fixed price contracts to deliver services;

•	compliance with domestic and international tax regulations and treaties;

•	foreign exchange risk;

•	foreign trade agreements; and

•	prevailing conditions in the enterprise application marketplace and other general economic and political factors.

Due to one or more of these factors, MAPICS’ operating results could fail to meet the expectations of securities analysts or investors. If that happens, the price of MAPICS’ common stock could decline materially.

The market for business software in the mid-sized manufacturing industry is highly competitive, and MAPICS may be unable to increase, or even maintain, its market share.

The market for business software in the mid-sized manufacturing industry is highly competitive and changes rapidly. The market activities of industry participants, such as new product introductions, frequently result in increased competition. MAPICS’ competitors offer a variety of products for its target market as well as similar markets. MAPICS primarily competes with a large number of independent software vendors, including:

•	EPICOR;

•	Geac Computer Corporation Limited;

•	Industrial & Financial Systems, AB;

•	Intentia AB;

•	i2 Technologies;

•	J.D. Edwards & Company, Inc.;

•	Manugistics, Inc.;

•	Oracle Corporation;

•	QAD, Inc.;

•	SAP AG; and

•	SSA Global Technologies.

MAPICS also competes with vendors of specialized applications. MAPICS may be unable to compete successfully with existing or new competitors.

To be successful in the future, MAPICS must respond promptly and effectively to changes in technology. MAPICS also must respond to its competitors’ innovations. Some of MAPICS’ competitors have significantly greater financial, marketing, service, support and technical resources than MAPICS. Some of these competitors also have greater name recognition than MAPICS. Accordingly, these competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They also may be able to devote greater resources to the development, promotion and sale of products.

MAPICS expects to face additional competition as other established and emerging companies enter the market for business software and as new products and technologies are introduced. In addition, current and potential competitors may make acquisitions or establish alliances among themselves or with others. These acquisitions or alliances could increase the ability of competitors’ products to address the needs of MAPICS’ current or prospective customers. As a result, new competitors or alliances among current and new competitors may emerge and rapidly gain a significant share of the enterprise application market. For MAPICS, this could result in fee reductions, the loss of current or prospective customers, fewer customer orders, and reduced revenue. In addition, MAPICS principally relies on a network of affiliates for the implementation of its products. If the affiliates fail to maintain sufficiently high quality standards, MAPICS’ reputation and competitive position could weaken. Any or all of these events could materially and adversely affect MAPICS’ business, financial condition and results of operations.

If MAPICS doesn’t respond to rapid technological change and evolving industry standards, MAPICS will be unable to compete effectively.

The market for enterprise software products is constantly changing. These changes include, among others:

•	rapid technological advances;

•	evolving industry standards in computer hardware and software technology;

•	changes in customer requirements; and

•	frequent new product introductions and enhancements.

MAPICS’ future success depends upon its ability to continue to enhance its products, as well as MAPICS’ ability to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, MAPICS must anticipate and respond adequately to advances in the functionality of standard business applications software and Internet technology to deploy these systems. If MAPICS merges with Frontstep, MAPICS’ future success will also depend on its ability to develop, market and sell Frontstep’s products, particularly Frontstep’s new SyteLine 7.0 offering. MAPICS’ business, financial condition and results of operations could be materially and adversely affected if MAPICS is unable to develop and market new products and product enhancements that achieve market acceptance on a timely and cost-effective basis.

As a result of the high level of functionality and performance demanded by enterprise software customers, major new products and product enhancements can require long development and testing periods. Despite testing, however, the complex enterprise software programs MAPICS offers may contain errors that customers discover only after the programs have been installed and used. Undetected errors may impair the market acceptance of MAPICS’ products or adversely affect MAPICS’ business, financial condition and results of operations. Problems encountered by customers installing and implementing MAPICS’ new products or releases or using MAPICS’ new products, including product functionality, product response time and program errors, also could adversely affect MAPICS’ business, financial condition and results of operations.

Because MAPICS’ quarterly product licensing activity is concentrated toward the end of each quarter, MAPICS may not accurately predict future licensing activity, cash flows, and revenues that will be available to offset planned expenses.

MAPICS’ product licensing occurs predominantly in the third month of each quarter and tends to be concentrated in the latter half of that third month. As a result, MAPICS’ quarterly licensing activity, cash flows and revenues are difficult to predict. Delays in product delivery or in closings of sales near the end of a quarter could cause MAPICS’ quarterly results to fall short of the levels MAPICS anticipates. Moreover, MAPICS establishes spending levels based on expected future operating results. If results of operations are less than anticipated, MAPICS may not be able to reduce spending levels proportionately. As a consequence, MAPICS’ operating results, cash flows and liquidity would be adversely affected.

MAPICS’ future revenue is substantially dependent upon its installed customer base.

MAPICS depends and will continue to depend on its installed customer base for additional future revenue from services, support and maintenance, and licensing of additional products. MAPICS’ license, maintenance and support agreements generally are renewable annually at the option of the customer. There can be no assurance that current installed customers will renew their maintenance and support agreements in future periods, continue to use MAPICS or its affiliates for professional services or to purchase additional products from MAPICS, any of which could have a material adverse effect on MAPICS’ future financial results and financial condition.

If MAPICS is unable to complete successful acquisitions, MAPICS will be unable to grow its business as planned.

As part of its business strategy, MAPICS continually evaluates potential acquisitions of complementary technologies, products and businesses. MAPICS’ planned acquisition of Frontstep is an example of such potential strategic combinations. In its pursuit of additional acquisitions, MAPICS may be unable to:

•	identify suitable acquisition candidates;

•	compete for acquisitions with other companies, many of which have substantially greater resources than MAPICS;

•	obtain sufficient financing on acceptable terms to fund acquisitions;

•	complete the acquisitions on terms favorable to MAPICS;

•	integrate acquired technologies, products and businesses into MAPICS’ existing operations; and

•	profitably manage acquired technologies, products and businesses.

Acquisitions that MAPICS may undertake in the future involve a number of risks. Some of these risks are that:

•	technologies, products or businesses that MAPICS acquires may not perform as expected;

•	technologies, products or businesses that MAPICS acquires may not achieve levels of revenue, profitability or productivity comparable to MAPICS’ existing technologies, products and operations;

•	acquisitions may adversely affect MAPICS’ results of operations;

•	acquisitions may divert the attention of MAPICS’ management and resources;

•	MAPICS may experience difficulty in assimilating the acquired operations and personnel;

•	MAPICS may experience difficulty in retaining, hiring and training key personnel; and

•	MAPICS may experience difficulty retaining customers of the acquired businesses.

Any or all of these risks could materially and adversely affect MAPICS’ business, financial condition or results of operations.

If MAPICS is unable to work effectively with other software companies, MAPICS’ product development and enhancement efforts will suffer.

Many of MAPICS’ applications were developed by solution partners, and MAPICS expects to continue to rely on solution partners for the development of additional applications. Generally, solution partners continue to own the rights to, and to maintain the technology underlying, the applications but license the technology to MAPICS. Under a license agreement with a solution partner, MAPICS ordinarily is obligated to pay a royalty to the solution partner for sales of the applications developed by the solution partner. MAPICS also may develop alliances with, and jointly market products offered by, third parties. If MAPICS fails to pay the required royalty when due or otherwise breaches the agreements, the solution partner may terminate the agreement. The unwillingness of a solution partner to renew its agreement or the termination of an agreement with a solution partner could adversely affect MAPICS’ business, financial condition and results of operations.

MAPICS’ success depends in part on MAPICS’ continued ability to license applications from solution partners. However, solution partners may not be available to develop or support applications for us in the future. Even if available, solution partners may not complete applications for MAPICS on a timely basis and within acceptable guidelines. Accordingly, MAPICS may not be able to make available applications from solution partners that are acceptable in the market.

While many of MAPICS’ solution partner agreements grant MAPICS exclusive rights to its customers, a solution partner also may have or develop a relationship with MAPICS’ existing or prospective customers or affiliates. The solution partner may use this relationship to become a competitor. If a solution partner is already a competitor, it may use this relationship to enhance its competitive position. The solution partner could, as a competitor or otherwise, cause MAPICS to lose existing or prospective customers. The occurrence of any of the events described above could materially and adversely affect MAPICS’ business, financial condition and results of operations.

If MAPICS acquires Frontstep, termination of Frontstep’s agreement with Progress Software Corporation would cause a disruption of service to Frontstep’s customers and may result in lower operating margins or a loss of business.

Frontstep’s enterprise applications, SyteLine, through Version 6.0, is written in Progress, a proprietary programming language licensed from Progress Software Corporation. Frontstep markets and distributes Progress in connection with the sale of its products under a non-exclusive agreement with Progress Software Corporation. The agreement may be terminated by either party upon written notice to the other party. If the agreement is terminated, it could disrupt MAPICS’ marketing and customer support operations and could result in a loss of customers, revenue, earnings and cash flow.

Frontstep’s relationship with Progress Software Corporation involves other risks which could have a material adverse effect on MAPICS’ business, operating results or financial condition, including the following:

•	the failure of Progress Software Corporation to support current Progress customers in a manner that is competitive with enhancements of other programming languages; and

•	Frontstep’s inability to migrate its software products to other programming languages on a timely basis if Progress is no longer available.

MAPICS’ inability to protect its proprietary rights and avoid claims that it infringes the proprietary rights of others could materially harm MAPICS’ business.

MAPICS’ success greatly depends upon the protection of MAPICS’ proprietary software. MAPICS relies on a combination of copyright, trademark and trade secret laws as well as license and non-disclosure agreements to establish and protect proprietary rights in products and information. To further protect these rights, MAPICS

•	enters into confidentiality and/or license agreements with employees, distributors, contractors, customers and potential customers; and

•	limits access to and distribution of software, documentation and other proprietary information.

Despite these precautions, an unauthorized person could copy or reverse-engineer some portions of MAPICS’ products or obtain and use proprietary information. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. Accordingly, MAPICS cannot assure you that the steps it takes to protect its software will be adequate. Moreover, MAPICS’ competitors may independently develop software products that are substantially equivalent or superior to MAPICS’ software products.

MAPICS may receive notices claiming that MAPICS is infringing the proprietary rights of others. Third parties also could institute legal proceedings against MAPICS claiming that its current or future products infringe their proprietary rights. Alternatively, MAPICS may make claims or initiate litigation against others for infringement of its proprietary rights or to establish the validity of its proprietary rights. Any claims against MAPICS, with or without merit, or claims by MAPICS against others could be time consuming and expensive to defend, prosecute or resolve. In addition, these claims could cause product shipment delays or force MAPICS to enter into royalty or license agreements to resolve the claims. Moreover, an adverse outcome in litigation or similar adversarial proceedings could

•	subject MAPICS to significant liabilities;

•	require MAPICS to allocate significant resources to develop non-infringing technology;

•	require disputed rights to be licensed from others; or

•	prohibit MAPICS from using specific marketing materials or products.

If MAPICS is required to license proprietary rights from others or wishes to do so, MAPICS cannot assure you that the necessary licenses will be available on acceptable terms. One or more of these events could materially and adversely affect MAPICS’ business, financial condition and results of operations.

MAPICS’ stock price may fluctuate significantly, which could negatively affect the trading of its common stock.

The market price of MAPICS’ common stock has fluctuated significantly in the past and will likely continue to fluctuate in the future. Various factors and events have caused this fluctuation and are likely to cause the fluctuations to continue. These factors include, among others:

•	developments related to the proposed merger with Frontstep;

•	quarterly variations in actual or anticipated operating results;

•	the depth and liquidity of the trading market for MAPICS’ common stock;

•	the growth rate of MAPICS’ revenue;

•	changes by securities analysts in estimates regarding MAPICS;

•	conditions in the enterprise software industry;

•	the condition of the stock market;

•	actions by MAPICS’ competitors;

•	regulatory actions; and

•	general economic conditions.

In addition, from time to time the stock market experiences significant price and volume fluctuations. Stock market fluctuations have particularly affected the stock prices of technology companies, including MAPICS. These fluctuations may be unrelated to operating performance. Furthermore, MAPICS’ operating results and prospects from time to time may be below the expectations of securities analysts and investors. Any such event could cause the market price of MAPICS’ common stock to decline materially.

An economic downturn in the worldwide manufacturing industry may adversely affect MAPICS’ financial results.

MAPICS’ business depends substantially upon the capital expenditures of manufacturers. In turn, these expenditures depend in part upon the demand for these manufacturers’ products. The ongoing recession affecting the worldwide manufacturing industry could cause manufacturers in MAPICS’ target market to reduce or postpone capital expenditures for business information systems. This change in the amount or timing of capital expenditures by manufacturers could materially and adversely affect MAPICS’ business, financial condition and results of operations.

Industries in which MAPICS’ customers operate have been affected by weakened demand for their products for approximately one to two years. MAPICS believes that as a result, the demand for its products and services has been significantly impacted, which has negatively affected MAPICS’ financial results and financial condition. There can be no assurance that economic conditions relating to MAPICS’ customers or potential customers will not become more severe.

Customer related claims, whether successful or not, could be expensive and could harm MAPICS’ business.

MAPICS’ products are generally used to manage data critical to large organizations. These organizations also share this critical data with others in their value chain using the Internet or other networks. There are many security risks inherent with making data available over a network and in sharing data with third parties, and MAPICS’ products are not designed to safeguard against all such risks. MAPICS occasionally delivers implementation services to its customers. As a result, MAPICS’ development, sale, implementation service and support of products may entail the risk of product liability claims. MAPICS’ license and service agreements with customers typically contain provisions designed to limit its exposure to potential product liability claims. However, these provisions may not be effective under the laws of all jurisdictions. In addition, liability insurance may not be sufficient in scope or amount to cover all claims if MAPICS’ contractual limitations on liability are ineffective. A successful product liability claim brought against MAPICS could materially and adversely affect MAPICS’ business, financial condition and results of operations. In addition, defending such a suit, regardless of its merits, could require MAPICS to incur substantial expense and require the time and attention of key management personnel. This could also materially and adversely affect MAPICS’ business, financial condition and results of operations.

The unavailability of skilled personnel or MAPICS’ inability to attract and retain qualified personnel could hinder MAPICS’ ability to compete and grow.

MAPICS’ future performance depends upon the continued service of a number of senior management and key technical personnel. The loss or interruption of the services of one or more key employees could have a material adverse effect on MAPICS’ business, financial condition and results of operations. MAPICS’ future financial results also will depend upon its ability to attract and retain highly skilled technical, managerial and marketing personnel. MAPICS does not currently maintain key-person life insurance on any key employees.

Competition for qualified personnel is intense and is likely to intensify in the future. MAPICS competes for qualified personnel against numerous companies, including larger, more established companies with significantly greater financial resources. MAPICS has at times experienced and continues to experience difficulty recruiting and retaining qualified personnel. MAPICS’ business, financial condition and results of operations could be materially adversely affected if it is unable to hire qualified personnel or if it is unable to retain qualified personnel in the future.

MAPICS depends on the continued market for IBM’s eServer iSeries computers for a significant portion of MAPICS’ revenue, and MAPICS cannot be sure that this market will grow in the future or that MAPICS can increase MAPICS’ share of this market.

MAPICS continues to depend on the market for software products on the IBM eServer iSeries platform. Most of MAPICS’ revenue for fiscal 2001 was derived from the licensing of MAPICS’ software products and related services for this platform. MAPICS will continue to offer enhanced software products for this market, but there is no guarantee that MAPICS’ existing or prospective customers will buy or support these products. The eServer iSeries market is not expected to grow, and there can be no assurance that it will grow in the future. MAPICS’ future growth depends, in part, on MAPICS’ ability to gain market share. There can be no assurance that MAPICS’ can maintain or increase MAPICS’ relative share of this market.

MAPICS depends on the continued market for Oracle software products and Microsoft technology for a portion of its revenue, and any decrease in customer demand for these products and technology would adversely affect its operating results.

MAPICS continues to depend on the market for Oracle software and Microsoft technology. An increasing amount of its revenue is derived from the licensing of software products and related services that operate on these platforms. MAPICS will continue to offer enhanced software products using these platforms, but there is no guarantee that its existing or prospective customers will buy or support these products.

Any decrease in MAPICS’ licensing activity is likely to result in reduced services revenue in future periods.

MAPICS’ service, maintenance and support revenue is derived from its installation, implementation, training, consulting, systems integration and software product maintenance and support services. Typically a decrease in MAPICS’ service, maintenance and support revenue follows a decrease in its licensed software installations. MAPICS’ ability to maintain or increase its service, maintenance and support revenue depends in large part on MAPICS’ ability to increase its software licensing activity.

If MAPICS’ network of independent local companies is unable or unwilling to sell and support its products, MAPICS’ revenues will decline.

MAPICS markets, sells and provides professional services for its products primarily through a global network of approximately 90 independent local affiliates. MAPICS also maintains a limited direct sales force. MAPICS relies on its affiliates for sales, product implementation, customization and, outside of North America, certain customer support services that are provided in conjunction with MAPICS. If MAPICS is unable to maintain effective long-term relationships with its affiliates or if these affiliates fail to meet MAPICS’ customers’ needs, MAPICS’ business, financial condition and results of operations would be adversely affected.

From time to time, some of MAPICS’ competitors have established, and may continue to seek to establish, a comparable distribution channel, in part by attempting to attract MAPICS’ affiliates. MAPICS’ agreements with affiliates are generally of short duration and can be terminated by an affiliate in some instances. If affiliates reduce or discontinue their relationships with MAPICS or their support of MAPICS’ products, MAPICS’ business, financial condition and results of operations would be adversely affected.

The ability of MAPICS’ affiliates to meet MAPICS’ customers’ needs depends upon their ability to attract, develop, motivate and retain highly skilled professionals and technical personnel. These personnel are in great demand and are likely to remain a limited resource for the foreseeable future. MAPICS’ business, financial condition and results of operations could be materially adversely affected, if the affiliates are unable to attract and retain sufficient numbers of professional and technical personnel.

If MAPICS is unable to effectively manage its anticipated growth, its financial condition will be adversely affected.

Anticipated growth in MAPICS’ business may strain its management and systems. MAPICS’ future operating results depend in part on the ability of its officers and other key employees to manage the integration of acquired businesses, to continue implementing and improving MAPICS’ operational and financial controls, to expand, train and manage employees effectively and to successfully develop new products and enhancements to existing products. MAPICS’ growth also depends on its ability to retain and attract new affiliates, and these affiliates’ ability to grow, to manage their growth and to implement MAPICS’ products in response to the projected demands of its customers. MAPICS cannot assure you that it or its affiliates will be able to successfully market and sell new products or that either MAPICS or its affiliates will be able to successfully manage any future expansion. MAPICS’ business, financial condition and results of operations would be materially and adversely affected if MAPICS or its affiliates are unable to effectively manage growth.

MAPICS is subject to the risk of terrorism, including the resulting possible disruptions in business activities and loss of business.

MAPICS’ business can be affected by the disruptions caused by terrorist activities. Terrorist acts can create disruptions in ordinary business activities, including, but not limited to, communications, business travel and the availability of key personnel and physical assets. Additionally, terrorist acts may cause uncertainty about business continuity and the effectiveness of disaster recovery plans and the disaster recovery plans of MAPICS’ value chain partners, and may adversely affect the confidence and behavior of MAPICS’ customers, employees and trading partners.

MAPICS’ international operations subject it to a number of risks that could substantially hinder future growth and current results.

A substantial portion of MAPICS’ business comes from outside the United States. MAPICS believes that future growth and profitability will require expansion of its sales in international markets. To expand international sales successfully, MAPICS must continue to invest substantial resources in

•	establishing new foreign operations;

•	improving existing or establishing new affiliate relationships; and

•	hiring additional personnel, each of which may result in substantial expenses.

International expansion of operations also will require MAPICS to continue to localize applications and translate them into foreign languages, which can be a difficult and costly process. If MAPICS cannot expand its international operations or localize and translate its applications in a timely and accurate manner, MAPICS’ operating results could be adversely affected. Even if MAPICS successfully expands its international operations, MAPICS cannot assure you that it will be able to maintain or increase its international market presence or demand for products.

Risks inherent in MAPICS’ international business activities include, among others:

•	the imposition of government controls;

•	restrictions on the export of critical technology;

•	political and economic instability, including fluctuations in foreign currency exchange rates and devaluation of foreign currencies;

•	trade restrictions;

•	difficulties in staffing international offices;

•	difficulty in collecting fees or the inability to do so;

•	longer accounts receivable payment collection cycles in some countries;

•	burdens of complying with a wide variety of foreign laws and regulations;

•	management of an organization spread over various countries;

•	unexpected changes in regulatory requirements;

•	overlap of different tax structures;

•	the lack of effective copyright, trademark and trade secret protection in some countries where MAPICS sell its products; and

•	delays in localizing our products for new markets.

Any or all of these risks could materially and adversely affect MAPICS’ business, financial condition and results of operations.

As a result of the continued expansion of MAPICS’ international operations, fluctuations in the value of foreign currencies in which MAPICS conducts its business may cause MAPICS to experience currency transaction gains and losses. Because of the number of foreign currencies involved, MAPICS’ constantly changing currency exposure and the volatility of currency exchange rates, MAPICS cannot predict the effects of exchange rate fluctuations on its future operating results. These currency risks could materially and adversely affect MAPICS’ business, financial condition and results of operations.

MAPICS has adopted measures that have anti-takeover effects and could limit the price of MAPICS’ stock.

Georgia law and MAPICS’ articles of incorporation, bylaws and shareholder rights plan contain provisions that may

•	make it more difficult for a third party to acquire MAPICS;

•	discourage acquisition bids for MAPICS;

•	discourage changes in MAPICS’ management; and

•	limit the price that investors are willing to pay for shares of MAPICS’ common stock. The most significant of these provisions are described below.

Provisions of Georgia law have anti-takeover effects.

Georgia law prohibits MAPICS from entering into some business combination transactions with any person for a period of five years from the date the person becomes an “interested shareholder,” unless specific requirements are satisfied. Generally, an “interested shareholder” is any person that owns at least 10% of

MAPICS’ outstanding voting stock, other than MAPICS and its subsidiaries. Georgia law also requires that each of these transactions:

•	meets specific fair price criteria and other tests; or

•	meets specific requirements relating to approval of the transaction by the MAPICS board of directors and shareholders.

MAPICS has issued preferred stock and may issue additional preferred stock in the future.

MAPICS has issued shares of preferred stock in the past and may issue additional shares of preferred stock in the future without further shareholder approval. Any future issuance of preferred stock will have the terms, conditions, rights, privileges and preferences that the board of directors determines. The rights of holders of MAPICS’ common stock are subject to, and may be adversely affected by, the rights of holders of MAPICS’ preferred stock.

MAPICS’ articles of incorporation and bylaws contain additional provisions that have anti-takeover effects.

The MAPICS board of directors is divided into three classes. Each class serves for a staggered three-year term. In addition, a director may only be removed from the board for cause and upon the vote of at least 80% of all classes of stock entitled to vote in the election of the director. This classification of the board of directors and limitation on the removal of directors could make it more difficult for a potential acquirer to gain control of the MAPICS board of directors. MAPICS’ articles of incorporation and bylaws contain additional provisions that have anti-takeover effects.

MAPICS has adopted a shareholder rights plan.

MAPICS has adopted a shareholder rights plan under which MAPICS has distributed to its shareholders rights to purchase shares of Series F junior participating preferred stock. If specific triggering events occur, the holders of the rights will be able to purchase shares of MAPICS’ common stock at a price substantially discounted from the then applicable market price. The shareholder rights plan could increase a potential acquirer’s costs of effecting a merger with MAPICS or a tender offer for MAPICS’ outstanding securities that is not approved by the MAPICS board of directors. These increased costs could prevent or discourage such a transaction, even though MAPICS’ shareholders might want to vote in favor of the merger or participate in the tender offer.

MAPICS’ common stock price could drop because shares of its outstanding stock are eligible for future sale and some holders of its securities have registration rights.

Sales of a substantial number of shares of MAPICS’ common stock, or the prospect of these sales, could adversely affect the market price of MAPICS’ common stock. These sales or the prospect of these sales also could impair MAPICS’ ability to raise needed funds in the capital markets at a favorable time and price. As of December 3, 2002, MAPICS had a total of 18,393,171 shares of common stock outstanding, most of which are freely tradable without restriction under the Securities Act of 1933, as amended. The remaining outstanding shares will be eligible for sale in the public market at various times pursuant to Rule 144 under the Securities Act.

As of December 3, 2002, MAPICS had options outstanding under stock option plans for the purchase of a total of 5,215,408 shares of common stock at a weighted average exercise price of $9.19 per share. MAPICS has reserved an additional 932,583 shares of common stock that MAPICS may issue upon the exercise of options granted in the future under MAPICS’ plans. MAPICS also reserved 301,765 shares of common stock that it may issue under its employee stock purchase plan. MAPICS has in effect a registration statement under the Securities Act covering its issuance of shares upon the exercise of these outstanding options and its issuance of shares under the employee stock purchase plan. All of these shares will be freely tradable in the public market, except for shares held by MAPICS’ directors, officers and principal shareholders, which will be eligible for public sale at various times pursuant to Rule 144.

Entities affiliated with General Atlantic Partners, LLC have “demand” and “piggyback” registration rights for:

•	1,000,000 shares of common stock that are issuable upon the exercise of warrants that are exercisable at a price of $11.53 per share;

•	1,499,990 shares of common stock that are issuable upon the conversion of MAPICS convertible preferred stock; and

•	1,500,010 shares of outstanding common stock.

The demand registration rights permit the holders of these securities to require MAPICS to register the sale of this common stock under the Securities Act. The piggyback registration rights permit the holders of these securities to participate in any registration of MAPICS common stock under the Securities Act. Another of MAPICS’ shareholders also has piggyback registration rights for 250,000 shares of common stock that MAPICS will issue upon the conversion of convertible preferred stock. If these holders require MAPICS to include their shares in a registration that MAPICS initiates, it could adversely affect MAPICS’ ability to raise needed capital in the public market at a favorable time and price.

The 1,749,990 shares of common stock underlying MAPICS’ convertible preferred stock and the 1,500,010 shares of common stock held directly by entities affiliated with General Atlantic Partners currently are eligible for sale in the public market subject to the conditions of Rule 144. In addition, the 1,000,000 shares of common stock underlying the warrants held by entities affiliated with General Atlantic Partners will be eligible for sale in the public market at any future time or times permitted by Rule 144.

MAPICS cannot predict every event and circumstance that may impact its business and, therefore, the risks and uncertainties discussed above may not be the only ones you should consider.

The risks and uncertainties discussed above are in addition to those that apply to most businesses generally. In addition, as MAPICS continues to grow its business, MAPICS may encounter other risks of which it is not aware at this time. These additional risks may cause serious damage to MAPICS’ business in the future, the impact of which MAPICS cannot estimate at this time.

For a discussion of risks associated with Frontstep and its operations, see “Factors That May Affect Future Results And Market Price of Stock” in Frontstep’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 2002, which is attached as Annex G to this joint proxy statement-prospectus.

THE SHAREHOLDER MEETINGS

General

This joint proxy statement-prospectus is being furnished in connection with the solicitation of proxies by each of the boards of directors of MAPICS and Frontstep in connection with the merger. This joint proxy statement-prospectus is also being furnished in connection with the solicitation of proxies by the board of directors of MAPICS in connection with the election of two Class III directors to the MAPICS board of directors to serve three year terms and the approval of an increase in the number of shares available under the MAPICS 1998 Long-Term Incentive Plan.

Date, Time and Place of the Shareholder Meetings

The shareholder meetings are scheduled to be held as follows:

For MAPICS shareholders:	For Frontstep shareholders:
At 9:00 a.m. Eastern Standard Time, on February 18, 2003	At 9:00 a.m. Eastern Standard Time, on February 18, 2003
at the offices of Alston & Bird LLP	at the offices of Frontstep
1180 West Peachtree Street, 15th Floor	2800 Corporate Exchange Drive
Atlanta, Georgia	Columbus, Ohio

Purpose of the Shareholder Meetings

MAPICS.    At the MAPICS annual meeting, MAPICS shareholders will consider and vote upon the approval of the issuance of shares of MAPICS common stock in the merger, pursuant to which a wholly owned subsidiary of MAPICS will merge with and into Frontstep, with MAPICS as the sole shareholder of Frontstep following the merger. Collectively, the Frontstep shareholders will receive in the merger 4,200,000 shares of MAPICS common stock, or approximately 19% of the outstanding MAPICS common stock immediately following the merger. At the MAPICS annual meeting, MAPICS shareholders also will be voting to approve the election of two Class III directors to each serve three year terms until the 2006 annual meeting and to approve, among other things, an increase in the number of shares of MAPICS common stock available under the MAPICS 1998 Long-Term Incentive Plan. MAPICS shareholders also may consider and transact any other business properly presented at the MAPICS annual meeting, including, if submitted to a vote of MAPICS shareholders, a motion to adjourn the annual meeting to another time or place for the purpose of soliciting additional proxies.

Frontstep.    The Frontstep special meeting is being held for Frontstep shareholders to consider and vote upon the approval of the merger and the adoption of the merger agreement. At the Frontstep special meeting, Frontstep shareholders also may consider and transact any other business properly presented at the Frontstep special meeting, including, if submitted to a vote of Frontstep shareholders, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies.

Shareholder Record Date for the Shareholder Meetings

MAPICS.    The MAPICS board of directors has fixed the close of business on January 14, 2003, as the record date for determination of MAPICS shareholders entitled to notice of, and to vote at, the annual meeting. On the record date, there were 20,195,997 shares (on an as converted basis) of MAPICS common stock outstanding, held by approximately 476 holders of record. This assumes conversion of all 125,000 outstanding shares of MAPICS Series D convertible preferred stock and 49,999 outstanding shares of MAPICS Series E convertible preferred stock at the current conversion ratio of 10 shares of MAPICS common stock for each share of MAPICS convertible preferred stock.

Frontstep.    The Frontstep board of directors has fixed the close of business on January 14, 2003, as the record date for determination of Frontstep shareholders entitled to notice of, and to vote at, the special meeting. On the record date, there were 13,960,615 outstanding Frontstep common shares, held by approximately 219 holders of record.

Vote Required

MAPICS. The securities that can be voted at the MAPICS annual meeting consist of:

•	common stock, $.01 par value per share;

•	Series D convertible preferred stock, $1.00 par value per share; and

•	Series E convertible preferred stock, $1.00 par value per share.

Holders of MAPICS common stock are entitled to cast one vote for each share held on the record date on each matter submitted to the shareholders at the annual meeting. Holders of MAPICS Series D convertible preferred stock and Series E convertible preferred stock are entitled to vote on an as converted basis with the holders of the common stock as a single class. Holders of MAPICS Series D and Series E convertible preferred stock are entitled to cast 10 votes for each share of Series D or Series E convertible preferred stock held on the record date on each matter submitted to the shareholders at the annual meeting.

The presence at the MAPICS annual meeting, in person or by proxy, of the holders of a majority of the votes entitled to be cast will constitute a quorum for the transaction of business at the annual meeting. In determining whether a quorum is present, MAPICS will apply the following principles:

•
Votes withheld from any director nominee, as well as abstentions with regard to any other proposal that may properly come before the meeting, will be considered to be “votes entitled to be cast” and will be counted as present for purposes of determining the presence or absence of a quorum.

•
Broker non-votes will not be considered to be “votes entitled to be cast” but will be counted as present for quorum purposes. Broker non-votes are votes that brokerage firms and banks holding shares of record for their customers are not permitted to cast under stock exchange rules because the brokerage firms and banks have not received specific instructions from their customers as to certain proposals and as to which the brokerage firms and banks have advised MAPICS that they lack voting authority.

With respect to the second proposal regarding election of directors, MAPICS’ articles of incorporation provide that directors are elected by a plurality of the votes, which means that the two nominees who receive the largest number of votes will be elected as directors. Therefore, a vote to “withhold authority” for the election of any nominee will not be counted in determining the number of votes cast for that nominee and will not affect the outcome. Each of the other two proposals must be approved by a majority of the votes represented at the annual meeting and entitled to be cast on the proposal. Abstentions will be counted in determining the number of votes cast on these two proposals and therefore will have the same effect as votes against the issuance of shares of MAPICS common stock in the merger and against the amendment to the MAPICS 1998 Long-Term Incentive Plan.

MAPICS believes that under applicable stock exchange rules, brokerage firms and banks will be able to vote their customers’ unvoted shares with regard to the proposal to elect two Class III directors, but will not be able to do so with regard to the issuance of shares of MAPICS common stock in the merger and with regard to the amendment to the MAPICS 1998 Long-Term Incentive Plan. With regard to these two proposals, broker non-votes will be counted for purposes of establishing a quorum but will not be considered as votes entitled to be cast on either of the two proposals. Therefore, broker non-votes will not affect the outcome of the vote on these two proposals.

As of the record date, MAPICS directors and executive officers and their affiliates owned approximately 1.2% of the outstanding shares of MAPICS stock (on an as converted basis) entitled to vote at the annual meeting.

Frontstep.    The holders of a majority of the outstanding Frontstep common shares must be represented either in person or by proxy to constitute a quorum for the transaction of business at the Frontstep special meeting. Holders of Frontstep common shares are entitled to cast one vote for each common share held on the record date on each matter submitted to the shareholders at the special meeting. The affirmative vote of the holders of two-thirds of the outstanding Frontstep common shares is required to adopt the merger agreement and approve the merger. As of the Frontstep record date, Frontstep directors and executive officers and their affiliates owned approximately 60.90% of the outstanding Frontstep common shares, and holders of approximately 60.90% of the outstanding Frontstep common shares have agreed to vote for adoption of the merger agreement and approval of the merger.

Because adoption of the merger agreement and approval of the merger by Frontstep shareholders requires the affirmative vote of holders of a specified percentage of outstanding Frontstep common shares, abstaining, not returning a proxy card or failing to instruct your broker on how to vote Frontstep common shares held by the broker for you will have the same effect as voting against adoption of the merger agreement and approval of the merger.

Approval of an adjournment proposal at the Frontstep special meeting requires the affirmative vote of holders of a majority of the outstanding Frontstep common shares represented in person or by proxy at the special meeting.

Broker non-votes will be included for determining whether there is a quorum at the special meeting. Broker non-votes are votes that brokerage firms and banks holding shares of record for their customers are not permitted to cast under stock exchange rules because the brokerage firms and banks have not received specific instructions from their customers as to certain proposals and as to which the brokerage firms and banks have advised Frontstep that they lack voting authority. Frontstep believes that under applicable stock exchange rules, brokerage firms and banks will not be able to vote their customers’ unvoted Frontstep common shares on the proposal to adopt the merger agreement and approve the merger. Because the affirmative vote of the holders of two-thirds of the outstanding Frontstep common shares is required to adopt the merger agreement and approve the merger, broker non-votes will have the same effect as a vote against the adoption of the merger agreement and approval of the merger.

Proxies

All shares of MAPICS common, Series D convertible preferred and Series E convertible preferred stock and all Frontstep common shares represented by properly executed proxy cards received before or at the applicable shareholder meetings will, unless the proxies are revoked, be voted in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR approval of the proposals to be considered at the applicable shareholder meeting and to approve those other matters that properly come before the shareholder meeting or that may be incident to the conduct of the shareholder meeting at the discretion of the persons named in the proxy card. You are urged to mark the box on the proxy card to indicate how to vote your shares.

Either shareholder meeting may be adjourned or postponed in order to permit further solicitation of proxies. No proxy voted against the proposal to adopt the merger agreement and approve the merger or against the issuance of shares of MAPICS common stock in the merger will be voted on any proposal to adjourn or postpone the shareholder meeting. MAPICS does not expect that any matters other than approval of the issuance of shares of MAPICS common stock in the merger, the election of two Class III directors and the amendment to the MAPICS 1998 Long-Term Incentive Plan will be brought before its annual meeting. Frontstep does not expect that any matters other than adoption of the merger agreement and approval of the merger will be brought before its special meeting. If, however, other matters incident to the conduct of the MAPICS or Frontstep meetings are considered, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld on the proxy card.

A shareholder may revoke his or her proxy at any time before it is voted by:

•
notifying in writing the secretary of MAPICS, Inc. at 1000 Windward Concourse Parkway, Suite 100, Alpharetta, Georgia 30005, if you are a MAPICS shareholder, or the secretary of Frontstep, Inc. at 2800 Corporate Exchange Drive, Columbus, Ohio 43231, if you are a Frontstep shareholder;

•	granting a subsequently dated proxy; or

•	appearing in person and voting at the shareholder meeting if you are a holder of record.

Attendance at a shareholder meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

MAPICS and Frontstep will equally share the expenses incurred in connection with the printing and mailing of this joint proxy statement-prospectus. MAPICS and Frontstep each have retained Georgeson Shareholder Communications Inc. for a fee of $7,500 and $1,500, respectively, plus expenses, to assist in the solicitation of proxies. MAPICS, Frontstep and Georgeson Shareholder Communications Inc. will request banks, brokers and other intermediaries holding shares of MAPICS common stock or Frontstep common shares beneficially owned by others to send this joint proxy statement-prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of MAPICS and Frontstep. No additional compensation will be paid to directors, officers or employees for such solicitation.

PROPOSAL 1:    THE MERGER

The following information describes material aspects of the merger. This description does not provide a complete description of all the terms and conditions of the merger agreement. It is qualified in its entirety by the text of the merger agreement, which is attached as Annex A to this joint proxy statement-prospectus. The merger agreement is incorporated herein by reference. You are urged to read all of the Annexes in their entirety.

General

The merger agreement provides for the acquisition of Frontstep by MAPICS pursuant to the merger of FP Acquisition Sub, Inc., a newly formed, wholly owned subsidiary of MAPICS created for the purpose of the merger, with and into Frontstep, with Frontstep as the surviving corporation in the merger. Following the merger, the combined company will be managed by the directors and executive officers of MAPICS.

What Frontstep Shareholders Will Receive in the Merger

When we complete the merger, each outstanding Frontstep common share (other than shares held by Frontstep or its subsidiaries and shares held by Frontstep shareholders who perfect their statutory dissenters’ rights) will be converted into and exchanged for the right to receive approximately .300846 of a share of MAPICS common stock, together with associated rights under MAPICS’ amended and restated rights plan, as amended. This “exchange ratio” is determined by dividing the aggregate 4,200,000 shares of MAPICS common stock to be issued in the merger by the total number of Frontstep common shares outstanding at the time the merger is completed. Collectively, Frontstep shareholders will hold approximately 19% of the outstanding MAPICS common stock immediately following the merger (without giving effect to any Frontstep shareholders who perfect their statutory dissenters’ rights or any fractional shares that are paid in cash). Frontstep shareholders who perfect their dissenters’ rights will be entitled to receive from the surviving corporation in the merger the value of their Frontstep common shares in cash as determined pursuant to Section 1701.85 of the Ohio Revised Code. See “—Rights of Dissenting Shareholders.”

MAPICS will not issue any fractional shares of common stock in the merger. Rather, MAPICS will pay cash for any fractional share any Frontstep shareholder otherwise would have received in the merger. The cash paid in lieu of fractional shares will be in an amount equal to the fraction multiplied by the closing price of one share of MAPICS common stock on the last trading day preceding the completion of the merger.

If MAPICS effects a stock split, stock dividend or similar recapitalization with respect to MAPICS common stock and the record date, in the case of a stock dividend, or the effective date, in the case of a stock split or similar recapitalization for which a record date is not established, is prior to the completion of the merger, the exchange ratio will be adjusted appropriately.

Background of the Merger

Frontstep management has periodically explored and assessed strategic options for Frontstep as part of its ongoing effort to strengthen Frontstep’s business and to enhance shareholder value. During the past several years, Frontstep management periodically considered and discussed the apparent consolidation trend in the manufacturing management software industry and the possibility of a business combination or other strategic transaction with another software company. From time to time, Frontstep management has met with representatives of other software companies to discuss opportunities for an acquisition transaction involving Frontstep.

From August 2001 to December 2001, Stephen A. Sasser, Frontstep’s president and chief executive officer, and other members of Frontstep management held discussions with a European software company regarding a possible merger. Frontstep management periodically reviewed such discussions with the Frontstep board of directors. In September 2001, Frontstep retained Updata Capital, Inc. to represent it as financial advisor in ongoing discussions related to this possible merger. On November 7, 2001, the Frontstep board of directors met to consider a possible combination of the two companies and authorized Frontstep management to pursue discussions with the European software company. In December 2001, the European software company and Frontstep signed non-disclosure agreements and began to share financial and business information shortly thereafter.

Over the course of several board meetings in late 2001, Richard C. Cook, MAPICS’ president and chief executive officer, presented to the MAPICS board of directors a strategic plan to grow MAPICS through accretive acquisitions. Mr. Cook’s focus was on building a larger customer base and acquiring complementary solutions. The MAPICS board of directors agreed with management’s strategic plan and authorized Mr. Cook to explore acquisition opportunities. Throughout the remainder of 2001 and into 2002, Mr. Cook and MAPICS management explored several possible acquisition alternatives and presented them periodically for review to the MAPICS board of directors.

In January 2002, Frontstep and the European software company exchanged various drafts of preliminary non-binding term sheets and discussed possible structures for completing a merger.

In February 2002, as a result of the discussions being held, the Frontstep board of directors created a special corporate development committee for the purpose of reviewing the ongoing merger discussions with the European software company and considering other strategic alternatives. The corporate development committee is comprised of four non-employee directors, none of whom has ever held more than 5% of Frontstep’s common shares or Series A convertible preferred shares, or represented any principal holders of such shares. The Frontstep directors selected for service on the corporate development committee are Zuheir Sofia, chairman, Roger Blackwell, James Rutherford and Duke Thomas.

As a result of its consideration of strategic alternatives, the corporate development committee determined that Frontstep should pursue a private auction of the company with a limited number of potential strategic or financial purchasers. The corporate development committee retained Updata to act as Frontstep’s financial advisor in this broader effort to arrange a business combination and in its discussions with other possible merger partners in addition to the European software company. Also in February 2002, the corporate development committee retained William Blair to render a fairness opinion in connection with any transaction.

From February to April 2002, Updata and Frontstep developed an information package for distribution to interested parties, researched possible merger partners and began to contact potentially interested merger partners. The contact with these companies included signing of non-disclosure agreements, distribution of the information packages, limited due diligence and, in some cases, direct meetings between executives of the companies and Frontstep management. Discussions also continued between the European software company and Frontstep. During this period, the parties continued to exchange drafts of preliminary non-binding term sheets and several meetings between senior executive officers of both companies and their financial advisors occurred. These discussions centered upon the structure and proposed terms of a potential merger.

In early February 2002, Mr. Fox and Mr. Sasser separately contacted Mr. Cook to discuss whether MAPICS might be interested in a merger with Frontstep. Mr. Sasser and Mr. Cook had many informal, preliminary discussions over the past several years about the potential advantages of such a merger. On February 26, 2002, at Frontstep’s request, Updata initiated a meeting between Mr. Sasser and representatives of General Atlantic Partners, LLC, an affiliate of MAPICS, to discuss potential strategic alternatives including a potential merger with MAPICS.

On March 1, 2002, Frontstep and MAPICS executed a non-disclosure agreement, and on March 4, 2002, Updata sent a package of information regarding Frontstep to Mr. Cook, including a summary of Frontstep’s business and strategic plan and certain Frontstep SEC filings. In April 2002, MAPICS retained SunTrust Robinson Humphrey to act as MAPICS’ financial advisor in ongoing discussions related to the potential acquisition of Frontstep and, if necessary, to issue a fairness opinion in connection with the proposed merger.

On April 5, 2002, the strategic relations committee of the MAPICS board of directors met and authorized MAPICS management to review the potential strategic benefits and synergies available under a potential transaction with Frontstep, including those related to Frontstep’s soon-to-be-released new core application. Over the next several weeks, MAPICS considered the information it had received from Updata and held several discussions with Mr. Sasser and representatives of Updata regarding possible merger terms and other strategic matters, including a meeting on April 16, 2002 in Atlanta between Mr. Sasser and MAPICS management. On April 30, 2002, representatives of the two companies met to discuss Frontstep’s products and product plans.

During a subsequent meeting of the strategic relations committee on May 3, 2002, Mr. Cook presented the results of the management team’s review and described Frontstep’s bidding process, and the strategic relations committee decided that MAPICS should not participate in that bidding process. Mr. Cook communicated this position to Mr. Sasser in early May 2002.

In May 2002, at the request of the corporate development committee, Updata requested preliminary non-binding indications of interest from parties to whom Updata had provided Frontstep’s information package. Numerous companies declined to submit preliminary indications of interest, including MAPICS. However, several companies submitted indications of interest, including the European software company.

During the next 60 days, the corporate development committee met on several occasions to review these submissions and to hold discussions with the interested companies in order to consider the adequacy and fairness of the non-binding indications. During this time, numerous discussions were held between the corporate development committee and Updata, as well as between Updata and the interested parties, to clarify the terms of the submissions and to attempt to negotiate improvements in their financial terms.

In June and July 2002, the corporate development committee invited three of the interested parties to conduct initial due diligence, and these companies visited the corporate offices of Frontstep in Columbus, Ohio to perform such due diligence. Frontstep management also performed initial due diligence with respect to these companies during this period.

On July 17, 2002, a representative of SunTrust Robinson Humphrey contacted Updata to inform Updata of continued interest by MAPICS in a possible merger with Frontstep. Updata provided updated Frontstep financial information to SunTrust Robinson Humphrey, and Frontstep and MAPICS renewed discussions regarding a possible business combination.

During August 2002, Frontstep continued its discussions with the European software company regarding an acceptable term sheet for a possible combination of the two companies. On August 22, 2002, the European software company’s chief executive officer and financial advisors met with the Frontstep board of directors to discuss the terms of its proposal and to review the strategic attractiveness of a merger. On August 27, 2002, the European software company delivered a non-binding term sheet to Frontstep and on September 4, 2002, the European software company revised the non-binding term sheet and included a list of key terms to be included in an exclusivity agreement with the European software company. Frontstep did not execute an exclusivity agreement with that company.

On August 21, 2002, representatives of MAPICS and Frontstep, including Mr. Cook and Mr. Sasser, met in Columbus, Ohio to continue their due diligence and to discuss the terms of a possible transaction. Mr. Cook met later that day with members of the corporate development committee to discuss related issues and to answer questions from committee members. Following these meetings, Mr. Cook and Mr. Sasser spoke by telephone on August 29, 2002, and Mr. Cook confirmed MAPICS’ interest in a transaction with Frontstep and provided Mr. Sasser with some of the preliminary terms that were being considered by MAPICS management. On September 9 and 10, 2002, representatives of MAPICS visited with Frontstep management in Columbus for further discussions and to complete initial due diligence. Following these meetings, the financial advisors of each company, and members of each company’s board of directors, including Mr. Cook and Mr. Sasser, met. During this meeting, the possible terms of a potential transaction, including the number of MAPICS shares proposed to be issued in exchange for Frontstep shares in the merger and certain conditions relating to the completion of the transaction were reviewed and discussed.

On September 11, 2002, the MAPICS board of directors met with representatives of MAPICS management and SunTrust Robinson Humphrey to discuss the acquisition of Frontstep, including the rationale for the transaction, the financial model for the combined entities and the recommended terms to be proposed. Following this meeting, MAPICS delivered a preliminary non-binding term sheet and draft of an exclusivity agreement to Frontstep.

The preliminary non-binding September 11, 2002 term sheet contemplated that MAPICS would acquire Frontstep in a stock for stock merger intended to qualify as a tax-free reorganization under the Internal Revenue Code. The aggregate purchase price proposed would be paid through the issuance of 4,800,000 shares of MAPICS common stock for all of the outstanding equity of Frontstep and the assumption of a maximum of $20.0 million of Frontstep’s outstanding debt. The offer assumed that all classes of Frontstep equity would be converted to common shares and that all outstanding Frontstep warrants and options would be exercised or cancelled prior to the merger. In addition, the offer required an adjustment to the purchase price in the event that Frontstep’s: 1) working capital was below $22.0 million at closing; 2) shareholders’ equity was below $19.0 million at closing; 3) net capitalized software exceeded $16.5 million at closing; or 4) liabilities increased as a result of payment obligations that were triggered by “change in control” provisions contained in written employment agreements with Frontstep management (other than certain agreements disclosed to MAPICS between Frontstep and Mr. Sasser and certain other Frontstep executive officers). The term sheet proposed a termination fee of $2.0 million to be paid by Frontstep under specified conditions and contained additional conditions to closing, including but not limited to, a requirement that Frontstep’s debt not exceed $20.0 million at closing.

On September 10 and 11, 2002, the Frontstep corporate development committee met to discuss the two preliminary term sheets received from the European software company and MAPICS, respectively. At the meeting, representatives of Updata provided an analysis of the comparative differences in valuation and significant terms for the committee. The corporate development committee agreed unanimously to pursue the completion of a definitive agreement with the European software company, based primarily on a higher valuation and less restrictive closing conditions. On September 11, 2002, the Frontstep board of directors met to discuss the proposed transaction with the European software company and, after a lengthy discussion, voted unanimously to allow management to proceed to completion of a definitive agreement with the European software company on terms consistent with its term sheet. This position was communicated to MAPICS.

During the remainder of September 2002, Frontstep management was actively engaged with the management of the European software company in finalizing each company’s due diligence and in the development of initial transition planning. On September 19, 2002, the parties agreed to a timetable for the completion of a definitive agreement.

On September 25, 2002, a memorandum prepared by Frontstep’s outside legal counsel regarding the fiduciary obligations of Frontstep directors in the context of the proposed transaction with the European software company or similar acquisition transactions was distributed to all members of the Frontstep board of directors.

During the first week of October 2002, the European software company asked for a delay of two weeks or more in the timetable because its stock price had declined significantly during this time and there were internal issues preventing it from continuing with the proposed transaction. A draft of a definitive agreement with the European software company was not distributed between the parties.

On October 7, 2002, Mr. Cook and Mr. Sasser spoke again about the terms of a possible transaction between Frontstep and MAPICS. On October 8, 2002, MAPICS submitted a revised preliminary term sheet to Frontstep for consideration. Under the revised terms, Frontstep’s failure to meet certain debt levels or shareholder equity levels would give rise to a material adverse change which would allow MAPICS to elect not to proceed with the merger. No adjustment in the consideration was proposed.

On October 7 and 8, 2002, additional discussion took place between representatives of Updata and SunTrust Robinson Humphrey, as well as between Mr. Cook and Mr. Sasser and the Frontstep corporate development committee, regarding the MAPICS revised preliminary term sheet. The corporate development committee expressed a number of concerns with MAPICS’ revised term sheet. Mr. Sasser subsequently communicated these and other concerns to Mr. Cook. On October 9, 2002, MAPICS responded with a further revised term sheet. As part of the revisions, MAPICS agreed to consider a mechanism for adjusting the purchase price if Frontstep failed to meet certain financial conditions, in lieu of a material adverse change provision in the merger agreement. MAPICS also offered to assume the existing Frontstep employee options and the warrant held by Foothill Capital Corporation, subject to an adjustment in the number of shares issuable under and the exercise price of such securities based on the exchange ratio for the transaction.

On October 9, 2002, the corporate development committee met to discuss the status of Frontstep’s negotiations with the European software company and the revised October 9, 2002 term sheet from MAPICS. Mr. Sasser reported to the corporate development committee his discussions with management of the European software company regarding their inability to proceed with the negotiations and a proposed transaction. Based on the delays requested by the European software company and the improved terms offered by MAPICS, the corporate development committee voted in favor of, with one vote against, discontinuing efforts with the European software company and pursuing completion of a transaction with MAPICS.

On October 14, 2002, MAPICS modified the term sheet again. This term sheet reflected the following principle changes from the preliminary September 11 term sheet: 1) the number of shares of MAPICS common stock to be issued was modified to be a range from 4,400,000 to 4,800,000 shares, subject to a formula based on the amount of Frontstep’s outstanding debt and shareholders’ equity at December 31, 2002 (under this formula, if debt was not greater than $20.0 million and shareholders’ equity was at least $17.0 million, 4,800,000 shares would be issued); 2) the conditions to closing were modified to eliminate the previous working capital and capitalized software conditions; 3) the conditions to closing were modified to require Frontstep to have no more than $22.0 million in debt and at least $15.0 million in shareholders’ equity at December 31, 2002; 4) to allow the Frontstep warrant held by Foothill to be exchanged for a warrant to acquire MAPICS common stock and to allow options held by Frontstep employees to be exchanged for options to acquire MAPICS common stock; and 5) the termination fee was reduced to $1.5 million. The corporate development committee met later that day and voted in favor of, with one vote against, formally recommending that the full Frontstep board of directors approve the MAPICS revised term sheet in concept, direct management to execute an exclusivity agreement with MAPICS and proceed to complete a definitive agreement on terms substantially similar to those contained in the term sheet reviewed by the corporate development committee.

The Frontstep board of directors met on October 15, 2002 and discussed the MAPICS proposal, the current relative stock prices of the two companies and their concern about the fact that the proposed consideration would result, as of that date, in a discount to the current market price of the Frontstep common shares. The Frontstep board of directors also discussed a recent proposal from the holders of Frontstep Series A convertible preferred shares. Under the terms of the proposal, the liquidation preference for the Series A convertible preferred shares of $13.6 million would be reduced by 20% and their Series A warrants to purchase Frontstep common shares would be cancelled. These two concessions were offered as an inducement to Frontstep to agree to the terms of the MAPICS proposal by allowing for a smaller discount to holders of Frontstep common shares. The Frontstep board of directors voted in favor of, with one vote against, the recommendations from the corporate development committee, subject to finalizing the proposed concessions with the holders of Frontstep Series A convertible preferred shares.

After the Frontstep board of directors meeting and various discussions involving Mr. Cook, Mr. Sasser, the corporate development committee and each of the financial advisors, MAPICS and Frontstep modified the term sheet on October 15, 2002 to refine the formula by which the shares to be issued would be adjusted.

Following this revision, on October 15, 2002, Frontstep and MAPICS executed an exclusivity agreement that provided for exclusive efforts to complete a definitive agreement on or before November 7, 2002. Each of the companies commenced efforts by their management teams to complete mutual due diligence reviews and to draft the definitive agreement and related documents. The due diligence reviews, document preparation and continued negotiations regarding the specific terms of the transaction continued from October 15, 2002 to the end of October 2002.

On October 21, 2002, the European software company’s advisors informed Updata that the European software company’s board of directors had rejected the proposed acquisition of Frontstep and that all discussions with Frontstep would be postponed indefinitely.

At the end of October 2002, Mr. Cook and Mr. Sasser held several telephonic discussions regarding the results of each party’s due diligence reviews and issues that arose from initial negotiations regarding a definitive agreement. Mr. Cook advised Mr. Sasser that, as a result of its due diligence investigation, MAPICS proposed to significantly reduce the number of shares of MAPICS common stock to be issued in the merger and to modify certain closing conditions. Mr. Cook expressed concern regarding Frontstep’s actual financial results for the quarter ended September 30, 2002 and anticipated results for the quarter ending December 31, 2002, as well as other unexpected costs associated with completion of the transaction. On November 1, 2002, the corporate development committee met and rejected the revised proposal presented to Mr. Sasser by Mr. Cook. Following this meeting, the Frontstep board of directors met and approved the decision of the corporate development committee, with two votes against. Mr. Sasser notified Mr. Cook of this decision and all discussions and efforts by the parties were temporarily suspended.

After numerous discussions between Updata and SunTrust Robinson Humphrey which occurred on November 2 and 3, 2002, MAPICS issued a further revised non-binding term sheet that reflected changes to several of the terms. Discussions immediately followed between the financial advisors and between Mr. Cook and Mr. Sasser in an effort to reach a new agreement on proposed terms. On November 4, 2002, an agreement in principle was reached, which included the following additional changes: 1) the number of shares of MAPICS common stock to be issued was revised to be 4,400,000 shares in the event that debt did not exceed a prescribed level or 4,200,000 if debt did exceed such level; and 2) removing the minimum level of shareholders equity as a closing condition. The parties also agreed to complete a definitive agreement with respect to the transaction and announce the execution of this definitive agreement prior to November 11, 2002, the commencement date of Frontstep’s annual user conference.

On November 4, 2002, Frontstep’s corporate development committee met again and considered the revised MAPICS proposal. In addition, based on the relative stock prices of Frontstep and MAPICS at that date (which subsequently changed), the holders of the Series A convertible preferred shares proposed to accept a greater percentage discount on their liquidation preference if the debt condition was not satisfied. The corporate development committee discussed each of these revised proposals and voted in favor of, with one vote against, formally recommending that the Frontstep board of directors direct management to continue to negotiate a definitive agreement with MAPICS on terms substantially the same as the MAPICS revised term sheet of November 4, 2002, and subject to finalization of the revised agreement with the holders of the Frontstep Series A convertible preferred shares. The Frontstep board of directors met on November 5, 2002 and voted in favor of, with two votes against, the recommendation from the corporate development committee.

On November 7, 2002, Frontstep and MAPICS extended the exclusivity agreement between the parties to November 13, 2002 to allow the parties time to complete a definitive agreement.

On November 8, 2002, the MAPICS board of directors held a special telephonic meeting to discuss the current status of negotiations. After reviewing a number of outstanding issues regarding the potential transaction, the MAPICS board of directors reaffirmed its requirement that all significant shareholders and executive officers of Frontstep execute a shareholder agreement. MAPICS communicated that requirement to Frontstep that day. The Frontstep board of directors held a telephonic meeting to discuss this requirement. During discussion of the shareholder agreement, Mr. Fox, a significant common shareholder, founder and chairman of the board of Frontstep, proposed that, in light of his experience in the industry, he be given a board seat and that he be retained as a consultant to the combined company. On November 9 and 10, 2002, Mr. Cook and Mr. Fox negotiated the terms of Mr. Fox’s consulting agreement with MAPICS and it was further agreed that Mr. Fox would not receive a seat on the MAPICS board of directors.

On November 9, 2002, all of the draft transaction documents were sent to the MAPICS board of directors for their review. A special telephonic meeting of the MAPICS board of directors was held on November 12, 2002 to review the terms of the transaction and identify the related outstanding issues. SunTrust Robinson Humphrey also presented a preliminary financial review of the proposed transaction at that meeting.

Fallen Angel Equity Fund, L.P., three entities affiliated with Morgan Stanley, Mr. Fox and James Rutherford hold 10% unsecured subordinated notes due 2004 issued by Frontstep and convertible into Frontstep common shares. In connection with the transaction, MAPICS proposed that the noteholders, other than Mr. Fox, agree to exchange their existing notes for new unsecured subordinated notes of Frontstep that would not be convertible and that Mr. Fox’s notes would be repaid upon completion of the merger. On November 11, 2002, drafts of the form of new notes were delivered to legal counsel for Morgan Stanley for review. Following the review, the noteholders requested that MAPICS guarantee the new notes and, on November 14, 2002, a form of guarantee was provided to MAPICS for its review. During the following week, negotiations with respect to the form of the new notes and the MAPICS guarantee continued until the parties reached an agreement in principle on November 24, 2002.

From November 11, 2002 to November 24, 2002, representatives of MAPICS and Frontstep negotiated the remaining issues relating to the merger agreement, the shareholder agreements and the related documents during a series of conference calls. These issues concerned, among other things, the conditions to the closing of the merger, the specific terms of the shareholder agreements, the consideration to be paid and the related transaction costs to be incurred by MAPICS, indemnification insurance for current Frontstep directors and officers, and other insurance matters. As a result of these negotiations, the parties agreed to the following: 1) the number of shares of MAPICS common stock to be issued was revised to be 4,200,000 shares, without any adjustments; 2) MAPICS agreed to the removal of certain conditions to closing, including a financing condition; 3) a limitation on transaction costs related to the merger to be incurred by Frontstep to $1.5 million; and 4) MAPICS would not be obligated to close if the holders of more than 5% of the outstanding Frontstep common shares exercised their dissenters’ rights.

During the week of November 18, 2002, all of the final transaction documents, including the merger agreement and shareholder agreements, were distributed to the MAPICS board of directors and the Frontstep board of directors for their review.

On November 24, 2002, the Frontstep board of directors and its corporate development committee held a concurrent special telephonic meeting to consider the merger and the merger agreement. During the meeting, representatives of William Blair reviewed the methodologies that it used to analyze the fairness of the exchange ratio in the merger and rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 24, 2002, that, as of that date and subject to the factors and assumptions set forth in the written opinion, the exchange ratio contemplated by the merger agreement was fair, from a financial point of view, to the holders of outstanding Frontstep common shares. After the presentation by representatives of William Blair, representatives of Vorys, Sater, Seymour and Pease LLP, outside legal counsel to Frontstep, summarized for the Frontstep board of directors the material terms of, and the resolution of key issues in, the merger agreement, the shareholder agreement, the related agreement with holders of Frontstep Series A convertible preferred shares and the affiliate agreement and reviewed the directors’ fiduciary duties.

After the presentations, the Frontstep board meeting was temporarily adjourned, and the corporate development committee continued its meeting to review and evaluate the merger. After deliberation concerning the terms of the merger and the merger agreement, the corporate development committee found the terms and conditions of the merger and the merger agreement to be fair to, and in the best interests of, Frontstep and its shareholders, declared the merger advisable and voted unanimously to recommend that the Frontstep board of directors adopt the merger agreement and approve the merger and the other transactions contemplated in the merger agreement. Thereafter, the Frontstep board of directors meeting was reconvened, and the corporate development committee delivered its recommendation to the entire board. After further discussion, the Frontstep board of directors unanimously approved the merger, the merger agreement, the shareholder agreement, the related agreement with holders of Frontstep Series A convertible preferred shares and the transactions contemplated thereby, determined the terms and conditions of the merger and the merger agreement to be fair to, and in the best interests of, Frontstep and its shareholders and declared it advisable to recommend that Frontstep shareholders adopt the merger agreement and approve the merger at the Frontstep special meeting.

Following the Frontstep board meeting, each of the Frontstep non-employee directors holding options issued pursuant to the Frontstep, Inc. Amended and Restated Stock Option Plan for Outside Directors executed agreements cancelling those options.

On November 24, 2002, a special telephonic meeting of the MAPICS board of directors also was held to review and discuss the principal terms of the merger. At this meeting, SunTrust Robinson Humphrey delivered to the MAPICS board of directors its oral opinion, later confirmed in writing, to the effect that the merger consideration to be paid by MAPICS was fair, from a financial point of view, to MAPICS. After further discussion and deliberation, the MAPICS board of directors voted unanimously to approve the merger and the related transactions and agreements and authorized the management of MAPICS to finalize and execute the merger agreement and related documents on behalf of MAPICS.

After the MAPICS and Frontstep telephonic board meetings, MAPICS and Frontstep executed the merger agreement and the related agreements on the evening of November 24, 2002. The transaction was publicly announced prior to the commencement of trading on November 25, 2002.

Recommendation of the MAPICS Board of Directors and Reasons for the Merger

The MAPICS board of directors voted unanimously to approve and adopt the merger agreement and determined that the merger agreement and the merger are advisable and in the best interests of MAPICS and its shareholders. ACCORDINGLY, THE MAPICS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MAPICS SHAREHOLDERS VOTE TO APPROVE THE ISSUANCE OF SHARES OF MAPICS COMMON STOCK IN THE MERGER.

In reaching its decision to recommend the issuance of shares of MAPICS common stock in the merger, the MAPICS board of directors concluded that combining Frontstep’s business, customer base and Microsoft.NET platform products with MAPICS’ existing business customer base and products provides a unique opportunity to help MAPICS achieve its strategic goal of becoming one of the world’s leading providers of extended enterprise solutions for discrete and batch process manufacturing enterprises. In addition, the MAPICS board of directors concluded that the combined entity would have the opportunity for improved financial performance through the realization of synergies as a combined operation. The MAPICS board of directors believes that the merger accordingly provides an opportunity for achieving enhanced financial performance and increasing shareholder value.

In concluding that the merger of MAPICS and Frontstep is in the best interests of MAPICS and its shareholders, the MAPICS board of directors consulted with senior members of MAPICS management regarding the strategic and operational aspects of the merger and the satisfactory results of due diligence efforts undertaken by management. The MAPICS board of directors consulted with SunTrust Robinson Humphrey about the fairness to MAPICS, from a financial point of view, of the merger consideration to be paid. The MAPICS board of directors also consulted with Alston & Bird LLP, legal counsel to MAPICS, regarding the duties of the members of the MAPICS board of directors, legal due diligence matters and the terms of the merger agreement and related agreements. The MAPICS board of directors reviewed and considered the findings of the transaction services group of PricewaterhouseCoopers LLP, or PwC, regarding the results of its financial and accounting due diligence.

In concluding that the merger and the issuance of shares of MAPICS common stock is in the best interests of MAPICS and fair to MAPICS and its shareholders, the MAPICS board of directors considered, among other things, the following factors that supported its decision to approve the merger and recommend that MAPICS shareholders vote to approve the issuance of shares of MAPICS common stock in the merger:

•	the opportunity to expand new customer relationships with offerings on IBM and Microsoft.NET platforms;

•	the opportunity to further develop MAPICS’ and Frontstep’s various brands and increase revenues by distributing MAPICS’ products to Frontstep’s customers and Frontstep’s products to MAPICS’ customers;

•	the potential to reduce combined operating expenses and to achieve higher operating margins by leveraging fixed costs over a larger revenue base;

•	reports from MAPICS management, financial and accounting and legal professionals regarding the satisfactory results of their due diligence investigation of Frontstep;

•	the terms of the merger agreement and the structure of the merger, including the conditions of each company’s obligation to complete the merger;

•
the merger agreement’s prohibition against Frontstep soliciting another acquisition, and the agreement by Frontstep to pay MAPICS a termination fee of $1.5 million plus the amount of MAPICS’ reasonable out-of-pocket costs and expenses associated with the merger under circumstances in which: (1) Frontstep enters into an acquisition agreement or closes an acquisition with another party within twelve months of the termination of the merger agreement; (2) Frontstep shareholders do not adopt the merger agreement and approve the merger; or (3) the Frontstep board of directors changes, withdraws or fails to reaffirm its recommendation that the Frontstep shareholders vote in favor of adoption of the merger agreement and approval of the merger;

•	the ability of MAPICS and Frontstep to complete the merger; and

•
the opinion of SunTrust Robinson Humphrey delivered to the MAPICS board of directors, as of November 24, 2002, and based upon certain assumptions, factors and limitations, that the merger consideration to be paid by MAPICS in the merger is fair from a financial point of view.

The MAPICS board of directors also considered the potential adverse consequences of other factors, including:

•	the increased level of indebtedness that MAPICS would have to incur in order to repay Frontstep’s existing indebtedness and to operate the combined business;

•	the risk that the merger would not be completed;

•
the effect of the public announcement of the merger on the customer relations and operating results of both MAPICS and Frontstep, on the ability of each company to retain employees and maintain revenue and on the trading price of MAPICS common stock;

•	the substantial management time and effort that will be required to consummate the merger and integrate the operations of the two companies;

•	the difficulty inherent in integrating businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the transaction might not be fully realized;

•	the risks identified in the due diligence reports provided by financial and accounting and legal professionals; and

•	other risks described in this joint proxy statement-prospectus under “Risk Factors.”

In the judgment of the MAPICS board of directors, the potential benefits of the merger substantially outweighed the risks inherent in the merger.

The foregoing discussion of factors considered by the MAPICS board of directors is not exhaustive, but MAPICS believes it includes the material factors considered by the MAPICS board of directors. The MAPICS board of directors did not quantify or otherwise attempt to assign relative weights to the specific factors the MAPICS board of directors considered in reaching its determination to recommend the issuance of shares of MAPICS common stock in the merger. Rather, the MAPICS board viewed its position and recommendation as being based on the total information presented to and considered by the MAPICS board of directors. In addition, individual directors may have assigned different weights to different factors.

Recommendation of the Frontstep Board of Directors and Reasons for the Merger

The Frontstep board of directors and its corporate development committee believe that the terms of the merger agreement and the merger are advisable, fair to, and in the best interests of, Frontstep and its shareholders. The members of the Frontstep corporate development committee unanimously recommended that the Frontstep board of directors adopt the merger agreement and approve the merger. The members of the Frontstep board of directors have unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. ACCORDINGLY, THE FRONTSTEP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FRONTSTEP SHAREHOLDERS ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

In reaching the decision to approve the merger agreement and the merger, the Frontstep corporate development committee and the Frontstep board of directors consulted with Frontstep management, the provider of the fairness opinion reviewed by the Frontstep board of directors, William Blair & Co., L.L.C., its financial advisor, Updata Capital, Inc. and Frontstep’s outside legal counsel, Vorys, Sater, Seymour and Pease LLP, and carefully considered numerous factors, including, without limitation, those discussed below that support their recommendations.

Frontstep Corporate Development Committee.

In reaching its determination, the Frontstep corporate development committee considered the following factors, among others, that support its recommendation:

•
the opinion of William Blair that, as of November 24, 2002 and based upon and subject to certain assumptions, factors and limitations, the exchange ratio is fair, from a financial point of view, to the holders of outstanding Frontstep common shares;

•
the opportunity for Frontstep shareholders to participate, as holders of MAPICS common stock, over the long-term in a larger, more diversified extended enterprise solutions company with increased financial strength, and the opportunity to benefit from cost savings and other benefits of size and operating efficiencies;

•
the fact that because the number of shares of MAPICS common stock to be issued in the merger is fixed, Frontstep shareholders will benefit from any increase in the trading price of MAPICS common stock between the announcement and the closing of the merger;

•
the fact that, on the date the Frontstep corporate development committee recommended that the Frontstep board of directors adopt the merger agreement and approve the merger, the implied value of the exchange ratio represented a premium over the closing price per Frontstep common share;

•	the terms and conditions of the merger and related agreements, including:

—	the amount and form of consideration to be received by Frontstep shareholders;

—
the fact that the merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and is, therefore, not expected to be taxable for U.S. federal income tax purposes to Frontstep shareholders to the extent they receive shares of MAPICS common stock in exchange for Frontstep common shares;

—	the shareholder agreements;

—	the restrictions relating to solicitation of third party proposals and the board’s ability to consider and accept any unsolicited superior acquisition proposals; and

—	the termination provisions in the merger agreement;

•	reports from Frontstep management, financial and accounting and legal professionals regarding the satisfactory results of their due diligence investigation of MAPICS;

•
the right of the Frontstep board of directors to withdraw, modify or change its recommendation to Frontstep shareholders that they adopt the merger agreement and approve the merger, if the Frontstep board of directors believes in good faith, based upon the advice of outside legal counsel, that the failure to do so would reasonably be expected to cause the Frontstep board of directors to fail to comply with its fiduciary duties under applicable law;

•
the financial performance, condition and cash flows of Frontstep and MAPICS, on both a historical and prospective basis, and the historical market prices and trading information with respect to Frontstep common shares and MAPICS common stock;

•	the fact that the merger is not subject to a financing contingency on the part of MAPICS;

•	the strategic risks and prospects of Frontstep continuing to operate as an independent company, including:

—
the fact that, based upon preliminary contacts and informal discussions with a number of other parties, the Frontstep corporate development committee believed that it was unlikely that another party would make an offer to acquire Frontstep that would be more favorable to Frontstep and its shareholders than the merger;

—
the fact that, under the eighth amendment to Frontstep’s current credit facility, Foothill had the ability to terminate its commitment to fund Frontstep if Frontstep failed (1) to deliver a signed transaction agreement by a qualified buyer that would assume the Foothill obligations; or (2) to engage, by a specified date, an investment banking firm acceptable to Foothill to develop a business plan to sell Frontstep, raise capital or complete a financial restructuring by a specified date;

—
the risk that Frontstep would not be able to achieve levels of revenue sufficient to satisfy its cash flow needs or to meet its financial covenants under its credit facility with Foothill during future periods; and

—
the risk that Foothill would not provide special financing arrangements for Frontstep in the future to meet its operating cash needs and that Frontstep may not be able to obtain other debt or equity financing from other sources; and

•	the requirement of the affirmative vote of the holders of two-thirds of the outstanding Frontstep common shares to adopt the merger agreement and approve the merger.

The Frontstep corporate development committee also considered a variety of risks and other possibly negative factors in its deliberations concerning the merger, including, without limitation, that:

•
as a result of the fixed number of shares of MAPICS common stock to be issued in the merger, Frontstep shareholders would be adversely affected by any decrease in the market price of MAPICS common stock between the announcement and the completion of the merger, and Frontstep is not permitted to terminate the merger agreement solely because of changes in the market price of MAPICS common stock;

•	the risk that the merger would not be completed;

•
the nature and extent of the interests of Frontstep management and certain Frontstep shareholders in the merger that are different from, or in addition to, the interests of other Frontstep shareholders in general;

•	the effect of the public announcement of the merger on Frontstep’s customer relations, operating results and ability to retain employees, and on the trading price of Frontstep common shares;

•	the substantial management time and effort that will be required to consummate the merger and integrate the operations of the two companies;

•	the difficulty inherent in integrating businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the transaction might not be fully realized; and

•	other risks described in this joint proxy statement-prospectus under “Risk Factors.”

In the judgment of the Frontstep corporate development committee, the potential benefits of the merger substantially outweighed the risks inherent in the merger.

Frontstep Board of Directors.

In reaching its determination, the Frontstep board of directors considered and relied upon:

•	the factors considered by the Frontstep corporate development committee;

•	the conclusions reached, recommendation made and unanimous approval of the merger and the merger agreement by the Frontstep corporate development committee; and

•	William Blair’s opinion that, as of November 24, 2002, the exchange ratio is fair, from a financial point of view, to the holders of outstanding Frontstep common shares.

The foregoing discussion describes the material factors considered by the Frontstep corporate development committee and the Frontstep board of directors in their consideration of the merger. Because of the variety of factors considered, the Frontstep corporate development committee and the Frontstep board of directors did not find it practicable to quantify or otherwise assign relative weights to, and did not make specific assessments of, the specific factors considered in reaching their determination. The determination to approve the merger and the merger agreement was made after consideration of all of the factors as a whole. In addition, individual members of the Frontstep corporate development committee and the Frontstep board of directors may have given different weights to different factors.

In considering the recommendation of the Frontstep board of directors with respect to the merger agreement, Frontstep shareholders should be aware that certain of Frontstep’s directors and executive officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of Frontstep shareholders generally. See “The Merger—Interests of Certain Persons in the Merger.”

Opinion of SunTrust Robinson Humphrey

MAPICS has engaged SunTrust Robinson Humphrey as its financial advisor in connection with the proposed merger. At a meeting of the MAPICS board of directors on November 24, 2002, SunTrust Robinson Humphrey reviewed with the board its financial analysis of the merger and delivered its opinion that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be paid by MAPICS in the merger is fair, from a financial point of view, to MAPICS.

The full text of the opinion of SunTrust Robinson Humphrey, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C and is incorporated herein by reference. The description of the SunTrust Robinson Humphrey opinion set forth herein is qualified in its entirety by reference to the full text of the SunTrust Robinson Humphrey opinion. MAPICS shareholders are urged to read the opinion in its entirety.

SunTrust Robinson Humphrey’s opinion is directed to the board of directors of MAPICS and relates only to the fairness, from a financial point of view, of the consideration to be paid in the merger. SunTrust

Robinson Humphrey’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the MAPICS annual meeting.

Material and Information Considered with Respect to the Merger

In arriving at its opinion, SunTrust Robinson Humphrey, among other things:

•	reviewed drafts of the merger agreement, including the exhibits, and the other agreements related to the merger;

•	reviewed certain publicly available information concerning MAPICS and Frontstep that SunTrust Robinson Humphrey believed to be relevant to its analysis;

•	reviewed and analyzed certain historical and projected financial and operating data concerning MAPICS and Frontstep furnished to SunTrust Robinson Humphrey by MAPICS and Frontstep, respectively;

•
conducted discussions with members of management of MAPICS and Frontstep concerning their respective businesses, operations, present conditions, future prospects and expected strategic benefits from the combination of MAPICS and Frontstep;

•
reviewed the historical market prices and trading activities for common stock of MAPICS and common shares of Frontstep and compared them with those of selected publicly-traded companies that SunTrust Robinson Humphrey deemed relevant;

•
compared the historical and projected financial results and present financial condition of MAPICS and Frontstep with those of selected publicly-traded companies that SunTrust Robinson Humphrey deemed relevant;

•	reviewed the financial terms of the merger with, to the extent publicly available, financial terms of selected merger and acquisition transactions that SunTrust Robinson Humphrey deemed relevant;

•	reviewed historical data relating to percentage premiums paid in acquisitions of publicly-traded companies;

•	performed certain financial analyses with respect to MAPICS’ and Frontstep’s pro forma financial condition and projected future operating performance; and

•	reviewed other financial statistics and undertook other analyses and investigations as SunTrust Robinson Humphrey deemed appropriate.

In arriving at its opinion, SunTrust Robinson Humphrey assumed and relied upon the accuracy and completeness of the financial and other information provided to it by MAPICS and Frontstep without independent verification. With respect to the financial forecasts of MAPICS and Frontstep, including estimates of the cost savings and other potential synergies anticipated to result from the merger, SunTrust Robinson Humphrey was advised by the senior management of MAPICS and Frontstep that they were reasonably prepared and reflected the best available estimates and judgments of the management of both MAPICS and Frontstep. In arriving at its opinion, SunTrust Robinson Humphrey did not conduct a physical inspection of the properties and facilities of MAPICS and Frontstep. SunTrust Robinson Humphrey has not made or obtained any evaluations or appraisals of the assets or liabilities of MAPICS or Frontstep.

The SunTrust Robinson Humphrey opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to SunTrust Robinson Humphrey, as of the date of its opinion. The financial markets in general, and the market for common stock of MAPICS and common shares of Frontstep in particular, are subject to volatility, and SunTrust Robinson Humphrey’s opinion did not address potential developments in the financial markets or the market for common stock of MAPICS or common shares of Frontstep after the date of its opinion. For purposes of its opinion, SunTrust Robinson Humphrey assumed that:

•	the merger would be consummated in accordance with the terms of the merger agreement and related documents without any waiver of any material terms or conditions by MAPICS or Frontstep;

•	the merger would be treated as a tax-free reorganization for federal income tax purposes; and

•
all material governmental, regulatory or other consents or approvals (contractual or otherwise) necessary for the consummation of the merger would be obtained without requiring any restrictions, including any divestiture requirements or amendments or modifications, that would have a material adverse effect on MAPICS, Frontstep or the expected benefits of the merger.

Subsequent developments may affect SunTrust Robinson Humphrey’s opinion, and SunTrust Robinson Humphrey does not have any obligation to update, revise or reaffirm its opinion.

In preparing its opinion, SunTrust Robinson Humphrey performed a variety of financial and comparative analyses, a summary of which is provided below. The summary is not a complete description of the analyses underlying SunTrust Robinson Humphrey’s opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, SunTrust Robinson Humphrey believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and SunTrust Robinson Humphrey’s opinion.

In performing its analyses, SunTrust Robinson Humphrey made numerous assumptions with respect to MAPICS, Frontstep, industry performance and general business, economic, market and financial conditions, many of which are beyond the control of MAPICS and Frontstep. The estimates contained in these analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

SunTrust Robinson Humphrey’s opinion and analyses were only one of many factors considered by the MAPICS board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the MAPICS board of directors or management of MAPICS with respect to the merger or the consideration to be paid by MAPICS in the merger. The consideration to be paid by MAPICS in the merger was determined on the basis of negotiations between MAPICS and Frontstep. MAPICS’ decision to enter into the merger was made solely by the MAPICS board of directors based on the numerous factors that it considered.

The following is a summary of the material financial and comparative analyses presented by SunTrust Robinson Humphrey in connection with its opinion to the MAPICS board of directors.

Analysis of Transaction Structure

SunTrust Robinson Humphrey analyzed the value of the consideration to be received pursuant to the merger by Frontstep’s common and Series A convertible preferred shareholders based on MAPICS’ closing stock price on November 22, 2002 and MAPICS’ average stock price for the 10-day and 30-day trading periods preceding November 22, 2002. SunTrust Robinson Humphrey also evaluated these values in relation to: a) in the case of Frontstep’s common shares, Frontstep’s closing share price on November 22, 2002 and Frontstep’s average stock price for the 10-day and 30-day trading periods preceding November 22, 2002, and b) in the case of Frontstep’s

Series A convertible preferred shares, the liquidation preference of the Frontstep Series A convertible preferred shares. The results of this analysis are summarized below.

	30-Day Trading Average	10-Day Trading Average	Closing Price on 11/22/2002
MAPICS common stock price	$5.57	$6.07	$6.80

Frontstep Common Shares:
Merger consideration received per share	$1.68	$1.83	$2.05
Premium / (discount) to trading value	(24.0%)	(12.9%)	5.5%

Frontstep Series A Convertible Preferred Shares:
Aggregate merger consideration received (in thousands)	$9,705	$10,579	$11,850
Premium / (discount) to liquidation value	(28.7%)	(22.2%)	(12.9%)

Analysis of Frontstep

Market Analysis of Selected Publicly-Traded Companies

SunTrust Robinson Humphrey reviewed and compared publicly available financial data, market information and trading multiples for Frontstep with other selected publicly-traded companies that SunTrust Robinson Humphrey deemed relevant to Frontstep. These companies are:

Middle-Market ERP Software:	Other ERP Software:	Asset Management Software:

American Software, Inc. (AMSWA)	JDA Software Group, Inc. (JDAS)	Datastream Systems, Inc. (DSTM)
Epicor Software Corporation (EPIC)	Lawson Software, Inc. (LWSN)	Indus International, Inc. (IINT)
Infinium Software, Inc. (INFM)	Oracle Corporation (ORCL)	MRO Software, Inc. (MROI)
J.D. Edwards & Company (JDEC)	PeopleSoft, Inc. (PSFT)
MAPICS, Inc. (MAPX)	Retek, Inc. (RETK)
QAD, Inc. (QADI)	SAP Corporation (SAP)

For the selected publicly-traded companies, SunTrust Robinson Humphrey analyzed, among other things, firm value (or market capitalization plus debt less cash and cash equivalents) as a multiple of: latest twelve months (“LTM”) revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”); latest quarter annualized (“LQA”) revenues and EBITDA; and calendar year 2002 and projected calendar year 2003 revenues. SunTrust Robinson Humphrey also compared stock price as a multiple of LTM, calendar year 2002 and projected calendar year 2003 earnings per share (“EPS”). All multiples were based on closing stock prices as of November 22, 2002. Historical revenues, EBITDA and EPS results were based on financial information available in public filings and press releases of the selected companies. Projected revenues and EPS estimates were based on research reports and First Call consensus estimates. First Call is an information provider that publishes a compilation of estimates of projected financial performance for publicly-traded companies produced by equity research analysts at leading investment banking firms. The following table sets forth the median multiples for Frontstep indicated by the market analysis of selected publicly-traded companies:

	Middle-Market ERP Software		All Selected Companies
Firm Value to:
LTM Revenues	0.58	x	0.88	x
LQA Revenues	0.61		0.95
Calendar 2002 Estimated Revenues	0.81		0.95
Calendar 2003 Estimated Revenues	1.03		0.97
LTM EBITDA	5.6		8.4
LQA EBITDA	4.1		8.6

Equity Value to:
LTM Net Income	12.6		28.8
Calendar 2002 Estimated Net Income	14.2		35.7
Calendar 2003 Estimated Net Income	25.2		27.6

Based upon the multiples derived from this analysis and Frontstep’s historical and projected results, SunTrust Robinson Humphrey calculated a range of implied equity values for Frontstep between $0.72 and $5.62 per share with average and median implied equity values of $2.75 and $2.50 per share, respectively, based on the group of middle-market ERP software companies, and between $2.03 and $5.19 per share with average and median implied equity values of $3.88 and $4.42 per share, respectively, based on all the selected publicly-traded companies.

SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly-traded companies was identical to Frontstep and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies.

Analysis of Selected Merger and Acquisition Transactions

SunTrust Robinson Humphrey reviewed and analyzed the consideration paid and implied transaction multiples in 16 selected completed and pending mergers and acquisitions that SunTrust Robinson Humphrey deemed relevant. As part of this analysis, SunTrust Robinson Humphrey considered the selected transactions as a group and also highlighted the proposed transaction announced on October 28, 2002 between SSA Global Technologies, Inc. and Infinium Software, Inc.

For the selected transactions, SunTrust Robinson Humphrey analyzed, among other things, firm value as a multiple of LTM revenues, EBITDA and earnings before interest and taxes (“EBIT”). Revenues, EBITDA and EBIT values were based on historical financial information available in public filings of the acquirer and/or target companies related to the selected transactions. The following table sets forth the multiples indicated by this analysis:

	SSA Global/ Infinium Transaction		Median of All Reference Transactions
Firm Value to:
LTM Revenues	1.26	x	1.48	x
LTM EBITDA	5.6		16.9
LTM EBIT	7.7		36.4

Based upon the multiples derived from this analysis and Frontstep’s historical results, SunTrust Robinson Humphrey calculated a range of implied equity values for Frontstep between $0.98 and $6.81 per share with average and median implied equity values of $3.90 per share based on all of the reference transactions, and between $5.24 and $8.19 with average and median implied equity values of $6.71 per share based on the SSA Global/Infinium transaction.

SunTrust Robinson Humphrey noted that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the merger. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

Discounted Cash Flow Analysis

SunTrust Robinson Humphrey performed a discounted cash flow analysis of Frontstep based upon projections provided by Frontstep’s management for the quarter ending June 30, 2003 and the fiscal years ending June 30, 2004 and 2005 and developed from Frontstep’s projections for the fiscal years ending June 30, 2006 and 2007 to estimate the net present equity value per share of Frontstep. SunTrust Robinson Humphrey calculated a range of net present firm values for Frontstep based on its free cash flow (EBITDA minus capital expenditures and increases in working capital plus decreases in working capital) over the projected time period using a weighted average cost of capital for the company ranging between 15% to 35% and terminal value multiples of fiscal year ending June 30, 2007 EBITDA ranging from 3.5x to 5.5x. The analysis indicated the following per share equity valuations of Frontstep:

Discount Rate	Discounted Present Value of Equity per Share
	3.5x	4.5x	5.5x
15.0%	$2.62	$3.30	$3.99
20.0%	$2.11	$2.68	$3.25
25.0%	$1.70	$2.18	$2.66
30.0%	$1.36	$1.76	$2.17
35.0%	$1.07	$1.42	$1.76

Premiums Paid Analysis

SunTrust Robinson Humphrey analyzed the transaction premiums paid in all merger and acquisition transactions of publicly traded companies with transaction values between $25 and $75 million, effected between January 1, 2002 and November 22, 2002, based on the target company’s stock price one day, five days and 30 days prior to public announcement of the transaction. This analysis indicated the following premiums paid in the selected transactions:

	Purchase Price Premium Prior to Announcement
	1 Day	5 Days	30 Days
Average Premium	53.3%	59.8%	68.5%
Median Premium	35.5%	44.2%	60.1%

Based upon the premiums paid analysis, SunTrust Robinson Humphrey calculated a range of implied equity values for Frontstep between $2.97 and $4.13 per share with average and median implied equity values of $3.43 and $3.18 per share, respectively, based on the average premium paid, and between $2.63 and $3.92 per share with average and median implied equity values of $3.14 and $2.87 per share, respectively, based on the median premium paid.

Analysis of MAPICS

Market Analysis of Selected Publicly-Traded Companies

SunTrust Robinson Humphrey reviewed and compared selected publicly available financial data, market information and trading multiples for MAPICS with other selected publicly-traded companies that SunTrust Robinson Humphrey deemed relevant to MAPICS. SunTrust Robinson Humphrey used the same group of 15 publicly traded companies for purposes of analyzing MAPICS that it used to analyze Frontstep with the exception that MAPICS was removed from the group and Frontstep was added.

For the selected publicly-traded companies, SunTrust Robinson Humphrey analyzed, among other things, firm value as a multiple of: LTM revenues and EBITDA; LQA revenues and EBITDA; and calendar year 2002 and projected calendar year 2003 revenues. SunTrust Robinson Humphrey also analyzed stock price as a multiple of LTM, calendar year 2002 and projected calendar year 2003 EPS. All multiples were based on closing stock prices as of November 22, 2002. Historical revenues, EBITDA and EPS results were based on financial information available in public filings and press releases of the selected companies. Projected revenues and EPS estimates were based on research reports and First Call consensus estimates.

Based upon the multiples derived from this analysis and MAPICS’ historical and projected results, SunTrust Robinson Humphrey calculated a range of implied equity values for MAPICS between $4.32 and $12.80 per share with average and median implied equity values of $8.40 and $8.45 per share, respectively, based on the group of publicly-traded middle-market ERP software companies, and between $7.46 and $17.09 per share with average and median implied equity values of $11.63 and $13.51 per share, respectively, based on all the selected publicly-traded companies.

SunTrust Robinson Humphrey noted that none of the companies used in the market analysis of selected publicly-traded companies was identical to MAPICS and that, accordingly, the analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of the selected publicly-traded companies.

Pro Forma Merger Analysis

Accretion/Dilution Analysis

SunTrust Robinson Humphrey reviewed certain of the pro forma financial effects of the merger on MAPICS, assuming that the merger closes on March 31, 2003, for the fiscal years ending September 30, 2003 and September 30, 2004. SunTrust Robinson Humphrey performed two analyses using base revenue case projections and reduced revenue case projections provided by MAPICS and Frontstep. For each of these scenarios, SunTrust Robinson Humphrey also evaluated the pro forma effect of the merger assuming two different levels of estimated annual cost savings (a base case and a reduced case) as directed by MAPICS, and that such savings would be realized gradually over time as directed by MAPICS.

In the base revenue case scenario, the merger was determined to be accretive to MAPICS’ projected EPS for the fiscal years ending September 30, 2003 and 2004, assuming both the base case and reduced case of estimated annual cost savings. In the reduced revenue scenario, the merger was determined to be dilutive to MAPICS’ projected EPS for the year ending September 30, 2003 and accretive for the year ending September 30, 2004, assuming both the base case and reduced case of estimated annual cost savings.

Pro Forma Combination Analysis

SunTrust Robinson Humphrey reviewed the relative contribution that MAPICS and Frontstep would make to the pro forma combined company in terms of revenues, EBITDA and net income for the LTM ended September 30, 2002 and the projected fiscal years ending September 30, 2003 and 2004. The relative contribution of Frontstep to the combined entity’s pro forma financial results ranged from a high of 40.7% (based on LTM ended September 30, 2002 revenues) to a low of 16.9% based on LTM ended September 30, 2002 EBITDA. SunTrust Robinson Humphrey noted that Frontstep had negative net income for the LTM ended September 30, 2002 and projects negative net income for the fiscal year ending September 30, 2003; therefore contribution analyses based on these measures were not meaningful. The following table summarizes the relative contribution MAPICS and Frontstep would make to the pro forma combined company based on the selected financial measures:

	MAPICS	Frontstep
Latest Twelve Months Ended September 30, 2002:
Revenues	59.3%	40.7%
EBITDA	83.1	16.9
Adjusted Net Income	233.8	(133.8)

Projected Fiscal Year Ending September 30, 2003:
Revenues	60.5%	39.5%
EBITDA	67.9	32.1
Net Income	106.8	(6.8)

Projected Fiscal Year Ending September 30, 2004:
Revenues	60.7%	39.3%
EBITDA	78.2	21.8
Net Income	65.4	34.6

SunTrust Robinson Humphrey noted that pursuant to the merger MAPICS and Frontstep shareholders will own 83.1% and 16.9%, respectively, of the fully diluted shares outstanding of the pro forma combined company.

Other Factors and Analyses

SunTrust Robinson Humphrey took into consideration various other factors and analyses, including: historical market prices and trading volumes for MAPICS common stock and Frontstep common shares; movements in the common stock of selected publicly-traded companies; movements in the S&P 500 Index and the NASDAQ Composite Index; and analyses of the weighted average costs of capital of selected publicly-traded companies.

Information Regarding SunTrust Robinson Humphrey

The MAPICS board of directors selected SunTrust Robinson Humphrey to act as its financial advisor and render a fairness opinion regarding the merger because SunTrust Robinson Humphrey is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and because it is familiar with MAPICS, its business and its industry. SunTrust Robinson Humphrey has from time to time rendered, and may in the future render, investment banking, financial advisory and other services to MAPICS for which it has received, or will receive, customary compensation. SunTrust Robinson Humphrey is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

Pursuant to a letter agreement dated April 22, 2002, MAPICS has paid SunTrust Robinson Humphrey an opinion fee of $250,000 which was payable upon delivery of the fairness opinion, less applicable retainers. In addition, MAPICS has agreed to pay SunTrust Robinson Humphrey a financial advisory fee at closing of the merger equal to 1.25% of the aggregate consideration to be paid pursuant to the merger, less amounts previously paid and subject to certain limitations. The fees paid or payable to SunTrust Robinson Humphrey are not contingent upon the contents of the opinion delivered. MAPICS also has agreed to reimburse SunTrust Robinson Humphrey for its reasonable out-of-pocket expenses, subject to certain limitations, and to indemnify SunTrust Robinson Humphrey and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.

In the ordinary course of its business, SunTrust Robinson Humphrey may actively trade in the securities of MAPICS and Frontstep for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, SunTrust Robinson Humphrey is currently MAPICS’ broker in connection with its stock repurchase program, and earns customary commissions for open market purchases made under the program. MAPICS also maintains investments at SunTrust Robinson Humphrey, and pays SunTrust Robinson Humphrey customary fees in connection with its management of these investments. The investments made by SunTrust Robinson Humphrey on behalf of MAPICS have historically included various money market mutual funds and commercial paper.

MAPICS maintains its primary banking relationship with SunTrust Banks, Inc., of which SunTrust Robinson Humphrey is a wholly owned subsidiary. As a part of this relationship MAPICS pays SunTrust Banks various banking fees in the ordinary course of business and receives interest income from SunTrust Banks on its bank accounts.

In January 2000, MAPICS entered into a $60.0 million bank facility with a bank syndicate in which SunTrust Banks had 21.7% participation. The bank facility consisted of a $40.0 million term loan and a $20.0 million revolving loan. MAPICS paid customary loan origination and loan amendment fees as well as interest expense and unused line fees to this bank syndicate until the bank facility was terminated in April 2002.

In April 2000, MAPICS entered into an interest rate swap arrangement with SunTrust Banks to convert a portion of the variable rate interest under the January 2000 bank facility to a fixed rate. Under the terms of the swap, MAPICS paid SunTrust Banks interest expense during MAPICS’ fiscal 2001 and fiscal 2002. The swap arrangement ended on December 31, 2001.

In April 2002, MAPICS terminated its January 2000 bank credit facility and entered into a new $10.0 million secured revolving credit loan with SunTrust Banks as the sole lender. The revolving credit loan expires in April 2003. In connection with the loan, MAPICS paid SunTrust Banks customary origination and other fees. MAPICS does not currently have any amounts outstanding under the SunTrust Banks revolving credit facility.

In September 2002, MAPICS began using SunTrust Banks as its stock transfer agent and rights agent for a customary annual fee.

MAPICS is currently in discussions with SunTrust Banks and other financial institutions regarding additional debt financing, the proceeds of which would be used in part to refinance the Frontstep debt that will be assumed by MAPICS pursuant to the merger. SunTrust Banks also may act as the exchange agent for the shares to be issued in connection with the merger.

Opinion of William Blair & Company, L.L.C.

Frontstep retained William Blair to render an opinion as to whether the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to the holders of outstanding Frontstep common shares. On November 24, 2002, William Blair delivered an oral opinion, later confirmed in writing as of that date, to the Frontstep board of directors that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the exchange ratio was fair to the holders of outstanding Frontstep common shares from a financial point of view.

The full text of William Blair’s written opinion, dated November 24, 2002, is attached to this joint proxy statement-prospectus as Annex D and is incorporated herein by reference. William Blair’s opinion is directed only to the fairness, from a financial point of view and as of the date of the opinion, to the holders of the outstanding Frontstep common shares of the exchange ratio. You should read the entire opinion carefully to learn about the assumptions made, procedures followed, matters considered and limits of the scope of William Blair’s review in rendering its opinion. The summary herein of William Blair’s opinion is qualified in its entirety by reference to the full text of the opinion. William Blair’s opinion was addressed to Frontstep’s board of directors for the purpose of its evaluation of the merger and is not a recommendation to any Frontstep shareholder as to how to vote on the merger proposal.

Information Considered by William Blair

In connection with its opinion, William Blair reviewed, among other things:

•	the November 22, 2002 draft of the merger agreement and the draft shareholder agreements referenced therein;

•
a draft restructuring agreement pursuant to which the holders of Frontstep Series A convertible preferred shares proposed to agree to convert their Frontstep Series A convertible preferred shares into a stipulated number of Frontstep common shares and the holders of Frontstep note warrants, as defined in the merger agreement, proposed to agree to exercise the note warrants and to receive, upon exercise thereof, a stipulated number of Frontstep common shares;

•	certain audited historical financial statements of Frontstep for the three years ended June 30, 2002;

•	certain audited and unaudited historical financial statements of MAPICS for the three years ended September 30, 2002;

•	the unaudited financial statements of Frontstep for the three months ended September 30, 2002, provided by management;

•	certain internal business, operating and financial information and forecasts of Frontstep and MAPICS, prepared by the senior management of Frontstep and MAPICS, respectively;

•	information regarding certain strategic, financial and operational benefits anticipated from the merger prepared by the senior management of MAPICS;

•
the pro forma impact of the merger on the earnings per share of MAPICS (before and after taking into consideration any goodwill created as a result of the merger) based on certain pro forma financial information prepared by the senior management of MAPICS;

•	information relating to the terms and conditions of Frontstep’s amended credit agreements and the possible financial impact on Frontstep of failing to comply with such agreements;

•	information regarding publicly available financial terms of certain other business combinations William Blair deemed relevant;

•	the financial position and operating results of Frontstep compared with those of certain other publicly traded companies William Blair deemed relevant;

•	current and historical market prices and trading volumes of the Frontstep common shares and MAPICS common stock; and

•	certain other publicly available information on Frontstep and MAPICS.

William Blair also held discussions with members of the senior management of Frontstep and MAPICS to discuss the foregoing, considered other matters which it deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as it deemed relevant.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with it for purposes of its opinion, including without limitation the forecasts provided by senior management. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Frontstep or MAPICS. William Blair was advised by the senior management of Frontstep and MAPICS that the forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Frontstep and MAPICS, as the case may be. In that regard, William Blair assumed, with the consent of Frontstep and MAPICS, that:

•	the forecasts will be achieved in the amounts and at the times contemplated thereby; and

•	all material assets and liabilities (contingent or otherwise) of Frontstep were as set forth in Frontstep’s financial statements or other information made available to William Blair.

William Blair expressed no opinion with respect to the forecasts or the estimates and judgments on which they were based.

In its opinion, William Blair noted that:

•	William Blair was not requested to consider, and its opinion does not address, any operating synergies or projected combined benefits that might result from the merger;

•	William Blair was not requested to, and did not, participate in the negotiation or structuring of the merger or the merger agreement;

•
William Blair was not asked to consider, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Frontstep or the effect of any other transaction in which Frontstep might engage;

•
William Blair assumed the conversion of all outstanding Frontstep Series A convertible preferred shares into Frontstep common shares and the exercise of all Frontstep note warrants for Frontstep common shares, in each case in accordance with the restructuring agreement;

•
William Blair was not asked to consider, and its opinion does not address, the relative merits of or any considerations (financial or otherwise) relating to the restructuring agreement or any conversion of the outstanding Frontstep Series A convertible preferred shares into Frontstep common shares or the exercise of the Frontstep note warrants for Frontstep common shares;

•
William Blair was not rendering any opinion with respect to the Frontstep Series A convertible preferred shares or Frontstep note warrants or with respect to the holders of the Frontstep Series A convertible preferred shares or Frontstep note warrants in such capacity; and

•
William Blair was engaged by Frontstep solely for the purpose of evaluating the fairness, from a financial point of view, to the holders of the outstanding Frontstep common shares of the exchange ratio.

William Blair also noted that, in February 2002, Frontstep engaged Updata to serve as its financial advisor with respect to the evaluation and possible consummation of its strategic and financial alternatives which would likely result in the sale or merger of Frontstep. William Blair was advised by Updata that, in its marketing process for Frontstep, Updata:

•	identified prospective partners;

•	initiated discussions with 35 potential acquirers;

•	received signed confidentiality agreements from 17 potential acquirers;

•	received preliminary indication of interest from three potential acquirers;

•	had three potential acquirers conduct due diligence; and

•	received only one definitive proposal for a transaction with Frontstep, which was from MAPICS.

William Blair was not requested to, and did not, solicit indications of interest from any person.

William Blair also took into account, among other things:

•	that Frontstep has experienced, and is expected to continue to experience in the near future, difficulty in generating new software license revenue;

•	in eight of the last nine quarters Frontstep has missed its internal revenue projections;

•	although Frontstep has significantly cut operating expenses, Frontstep has struggled to achieve profitability;

•
since Frontstep entered into its current credit facility with Foothill on July 17, 2001, Frontstep has amended the credit facility eight times and has been unable to consistently satisfy the financial covenants required by Foothill;

•
under the eighth amendment to Frontstep’s current credit facility, Foothill had the ability to terminate its commitment to fund Frontstep if Frontstep failed (1) to deliver a signed transaction agreement by a qualified buyer that would assume the Foothill obligations; or (2) to engage, by a specified date, an investment banking firm acceptable to Foothill to develop a business plan to sell Frontstep, raise capital or complete a financial restructuring by a specified date;

•	without working capital funding from Foothill, Frontstep faced a severe cash flow shortage that management believed would jeopardize Frontstep’s ability to meet its basic obligations; and

•	Frontstep’s inability to secure acceptable alternative financing given the current credit and equity markets and Frontstep’s financial condition.

William Blair’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to it as of, November 24, 2002. It should be understood that, although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm this opinion. William Blair assumed that the merger would be consummated on the terms described in the draft merger agreement furnished to it, without any waiver or modification of any material terms or conditions by Frontstep.

The following discussion summarizes the material financial analyses William Blair performed in arriving at its opinion. William Blair reviewed with the Frontstep board of directors the assumptions upon which its analyses were based, as well as other factors, on November 24, 2002. William Blair noted that it did not perform a discounted cash flow analysis. While Frontstep management provided William Blair with internal operating projections through the fiscal year ending June 30, 2006, historical fluctuations in Frontstep’s actual results as compared to Frontstep’s internal projections led William Blair to conclude that a meaningful discounted cash flow analysis could not be completed. William Blair also noted that its analysis was based on financial information reported by Frontstep prior to Frontstep’s restatement of its last two fiscal year financials. William Blair further noted that such restatements do not have a material effect on Frontstep’s results for such periods and do not affect the conclusions reached by William Blair. The summary set forth below is not a complete description of the analyses performed or factors considered by William Blair.

Analysis of Selected Publicly Traded Companies Comparable to Frontstep.    William Blair reviewed and compared certain financial information relating to Frontstep to corresponding financial information, ratios and public market multiples for publicly traded companies that it deemed most comparable to Frontstep based on their industry, market capitalization and revenues. These publicly traded companies included: American Software, Epicor Software Corp., Made2Manage Systems, Inc., QAD, Inc., Ross Systems, Inc. and Timberline Software Corp. William Blair noted that none of the selected companies is identical to Frontstep. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Among the information William Blair considered were the latest twelve months revenue and the latest twelve months EBITDA. The multiples for the comparable companies were based on the most recent publicly available financial information for each company and used the closing share prices as of November 22, 2002. The implied multiples for Frontstep were based on the most recently available financial information as provided by Frontstep management and the merger exchange ratio.

William Blair calculated the multiples of enterprise value to revenue and EBITDA. Enterprise value is the equity value of the common equity based on the stock price plus the book value of total debt less cash and cash equivalents. William Blair then compared these multiples to the relevant Frontstep multiples implied by the terms of the merger. Information regarding the multiples implied by the terms of the merger compared to the multiples from William Blair’s analysis of selected comparable publicly traded companies is set forth in the following table.

	Frontstep Acquisition Multiples	Comparable Company Low, Mean, Median and High Results
Category		Low	Mean	Median	High
Enterprise Value/Latest Twelve Months Revenue	0.53x	0.22x	0.48x	0.37x	1.04x
Enterprise Value/Latest Twelve Months EBITDA	9.0x	1.3x	6.2x	6.5x	10.9x

William Blair noted that the implied acquisition multiples for Frontstep implied by the exchange ratio were in each case within the relevant range implied by the comparable publicly traded company analysis.

Comparable Transactions Analysis.    William Blair performed an analysis of selected recent merger or acquisition transactions. The selected transactions were chosen based on William Blair’s judgment that they were generally comparable, in whole or in part, to the proposed transaction based on the target’s industry, public company status, transaction value and revenues. In total, William Blair examined 14 relevant transactions that were announced after January 1, 2000. Although William Blair compared the transaction multiples of these companies to the implied acquisition multiples of Frontstep, none of the selected companies or transactions is identical to Frontstep or the merger.

William Blair reviewed the consideration paid in such transactions in terms of the enterprise value of such transactions as a multiple of latest twelve months revenue prior to transaction announcement and to calendar year-end post transaction announcement projected revenue. Since a majority of the companies William Blair selected generated negative EBITDA, William Blair determined it would be inappropriate to consider the few corresponding trading multiples as relevant when determining the fairness of the merger price.

Information regarding the multiples implied by the terms of the merger compared to the acquisition multiples for William Blair’s analysis is set forth in the following table.

	Frontstep Acquisition Multiples	Comparable Company Low, Mean, Median and High Results
Category		Low	Mean	Median	High
Enterprise Value/Latest Twelve Months Revenue	0.53x	0.26x	1.10x	0.97x	2.27x
Enterprise Value/Calendar Year Projected Revenue	0.53x	0.25x	1.07x	0.80x	2.06x

William Blair noted that the implied acquisition multiples for Frontstep implied by the exchange ratio was in each case within the relevant range implied by the comparable transactions analysis.

Merger Premiums Analysis.    In addition to evaluating multiples paid in transactions, William Blair considered, for the 310 completed public company transactions and the 121 completed public technology sector transactions announced since January 1, 2001, whose equity value ranged from $50.0 million to $250.0 million, the premiums (or discounts) paid over each company’s stock price one day, one week and one month prior to the announcement of a transaction. This analysis was based on the closing price of Frontstep common shares as of November 22, 2002.

This premium analysis conducted by William Blair indicated the following:

	Frontstep Premium at Exchange Ratio		Equity Value Merger Premiums
Category			Low		Mean	Median	High
All Completed Public Transactions
One Day Before Announcement	5.7%		(82.9%	)	45.4%	37.5%	554.0%
One Week Before Announcement	3.0%		(84.5%	)	53.2%	43.2%	554.0%
One Month Before Announcement	(14.2%	)	(87.7%	)	61.0%	44.1%	580.0%

All Completed Public Technology Transactions
One Day Before Announcement	5.7%		(82.9%	)	48.8%	44.5%	227.2%
One Week Before Announcement	3.0%		(84.5%	)	58.4%	48.9%	245.2%
One Month Before Announcement	(14.2%	)	(87.7%	)	74.0%	63.4%	580.0%

William Blair noted that approximately 15% of the 310 closed public transactions and approximately 12% of the 121 closed public technology sectors transactions were completed at a discount or parity (defined as premiums up to 5%). William Blair noted that the merger premium implied by the merger exchange ratio was within the range of the mergers considered in this analysis.

Pro Forma Merger Analysis.    William Blair also performed pro forma historical analyses of the financial impact of the merger as of September 30, 2002 using the unaudited financials provided by Frontstep management for the twelve months ended September 30, 2002 and the unaudited financial results of MAPICS for the twelve months ended September 30, 2002 provided in their October 30, 2002 press release. William Blair did not address in its opinion any operating synergies that might result from the merger. William Blair assumed, however, operating synergies, per estimates provided by Frontstep and MAPICS management and their advisors, and that MAPICS had sufficient net operating losses to exclude the tax impact of the assumed operating synergies. William Blair compared the earnings per share of the MAPICS common stock on a stand-alone basis to the earnings per share of the common stock of the surviving corporation in the merger on a pro forma basis. William Blair assumed the merger would be accounted for using purchase accounting. Based on an analysis of the merger, the impact of the proposed transaction would have been approximately 18% accretive per share of MAPICS in this pro forma historical analysis.

General.    This summary is not a complete description of the analysis performed by William Blair but contains all material elements of the analysis. The preparation of a fairness opinion is a complex process that involves determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the merger and add to the total mix of information available. The analyses were prepared solely for the purposes of William Blair providing its opinion as to the fairness, from a financial point of view, to the holders of outstanding Frontstep common shares of the merger exchange ratio and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Frontstep or the contemplated merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. It continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade in the securities of Frontstep or MAPICS for its own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. William Blair was engaged by Frontstep solely for the purpose of evaluating the fairness, from a financial point of view, to the holders of the outstanding Frontstep common shares of the merger exchange ratio and to render an opinion thereon and received a fee from Frontstep for its services. In addition, Frontstep has agreed to indemnify William Blair against certain liabilities arising out of its engagement.

The Frontstep board of directors hired William Blair based on its qualifications and expertise in providing financial advice to companies and as a nationally recognized investment banking firm. Pursuant to a letter agreement dated February 15, 2002, the total fee payable to William Blair upon delivery of its opinion is $200,000. Furthermore, Frontstep has agreed to reimburse William Blair for reasonable out-of-pocket expenses.

William Blair was not retained as an advisor or agent to Frontstep shareholders or any other person, but rather was retained solely to provide an opinion, as to the fairness, from a financial point of view, of the merger exchange ratio to the holders of outstanding Frontstep common shares. The Frontstep board of directors and MAPICS determined the exchange ratio in arms-length negotiations. The Frontstep board of directors did not impose any restrictions or limitations upon William Blair with respect to the investigations made or the procedures that William Blair followed in rendering its opinion.

Completion of the Merger

Subject to the conditions to the obligations of the parties to effect the merger, the merger will be completed on the date and at the time the certificate of merger to be filed with the Secretary of State of the State of Ohio becomes effective and the certificate of merger to be filed with the Secretary of State of the State of Georgia becomes effective. Unless MAPICS and Frontstep agree otherwise, they will use reasonable efforts to complete the merger on the first business day after the last to occur of:

•	the effective date of the last required consent of any regulatory authority having authority over the merger; and

•	the date or dates on which Frontstep shareholders adopt the merger agreement and approve the merger and MAPICS shareholders approve the issuance of shares of MAPICS common stock in the merger.

MAPICS and Frontstep anticipate that the merger will become effective on or about February 18, 2003. However, delays could occur. Moreover, MAPICS and Frontstep cannot assure you that they will be able to obtain necessary shareholder approvals for the merger or that they will be able to satisfy other conditions to completion of the merger. Either Frontstep or MAPICS may terminate the merger agreement if the merger is not completed by April 30, 2003, unless the merger has not been completed because of the breach of the merger agreement by the party seeking termination. See “—Conditions to Completion of the Merger” and “—Waiver, Amendment and Termination.”

Distribution of MAPICS Stock Certificates

Promptly after the merger is completed, each Frontstep shareholder at the time of completion of the merger will be mailed a letter of transmittal and instructions for the exchange of the certificates representing Frontstep common shares for certificates representing shares of MAPICS common stock.

You should not send in your Frontstep share certificates until you receive a letter of transmittal and instructions.

After you surrender to the exchange agent your Frontstep share certificates with a properly completed letter of transmittal, the exchange agent will mail you a certificate or certificates representing the number of shares of MAPICS common stock to which you are entitled and a check for the cash amount to be paid in lieu of any fractional share, if any, without interest, together with all undelivered dividends or distributions in respect of the shares of MAPICS common stock, if any, without interest. MAPICS will not be obligated to deliver the merger consideration to you, as a former Frontstep shareholder, until you have surrendered your Frontstep share certificates.

Whenever a dividend or other distribution is declared by MAPICS on MAPICS common stock with a record date on or after the date on which the merger is completed, the declaration will include dividends or other distributions on all shares of MAPICS common stock that may be issued in the merger. However, MAPICS will not pay any dividend or other distribution that is payable after the completion of the merger to any former Frontstep shareholder who has not surrendered his or her Frontstep share certificates until the holder surrenders the certificates. If any shareholder’s Frontstep share certificate has been lost, stolen, mislaid or destroyed, the exchange agent will issue the shares of MAPICS common stock and any cash in lieu of fractional shares upon the shareholder’s submission of an affidavit claiming the Frontstep share certificate to be lost, stolen, mislaid or destroyed, the posting of a bond in such amount as MAPICS and the exchange agent may reasonably require as indemnity against any claim that may be made against MAPICS with respect to the Frontstep share certificate, and submission of any other documents necessary to effect the exchange of the Frontstep common shares represented by the Frontstep share certificate.

At the time the merger is completed, the share transfer books of Frontstep will be closed to Frontstep shareholders and no transfer of Frontstep common shares by any shareholder will thereafter be made or recognized. If Frontstep share certificates are presented for transfer after the merger is completed, they will be canceled and exchanged for shares of MAPICS common stock, the cash amount due in lieu of fractional shares, if any, and undelivered dividends on the MAPICS common stock, if any.

Conditions to Completion of the Merger

MAPICS and Frontstep are required to complete the merger only after the satisfaction of various conditions. These conditions include:

•	the holders of two-thirds of the outstanding Frontstep common shares must have adopted the merger agreement and approved the merger;

•
a majority of the votes cast by shareholders at the MAPICS annual meeting (assuming for such purpose that the votes cast in respect of such proposal represent a majority of the votes entitled to be cast) must have approved the issuance of the shares of MAPICS common stock in the merger;

•
there must not be any legislation enacted by a court or governmental or other regulatory authority or any other action taken by a court or governmental or other regulatory authority which prohibits, restricts or makes illegal the completion of the merger;

•
the registration statement, of which this joint proxy statement-prospectus is a part, must continue to be effective under the Securities Act, and all necessary approvals under state or federal securities laws must have been obtained;

•	the shares of MAPICS common stock to be issued in the merger must be approved for listing on the Nasdaq National Market;

•	MAPICS and Frontstep must receive written opinions of their respective counsel as to the tax-free nature of the exchange of Frontstep common shares for shares of MAPICS common stock in the merger;

•	as of the date the merger is completed, there must not be inaccuracies in the representations and warranties with respect to the capitalization of Frontstep and MAPICS contained in the merger agreement; there must not be material inaccuracies in other specified representations and warranties of Frontstep and MAPICS, respectively; and there must not be inaccuracies in all of the representations and warranties of Frontstep and MAPICS, respectively, contained in the merger agreement such that the aggregate effect of such inaccuracies (without regard to knowledge, materiality or material adverse effect qualifiers) has, or is reasonably likely to have, a material adverse effect on such party;

•	Frontstep and MAPICS must have performed all agreements and complied with all covenants set forth in the merger agreement in all material respects;

•
there must not have been any event which, individually or together, with any other events has, or is reasonably likely to have, a material adverse effect on MAPICS or Frontstep that has occurred from the date of the merger agreement to the date the merger is completed;

•	the aggregate indebtedness of Frontstep and its subsidiaries must not be in excess of $21.5 million immediately prior to the closing of the merger;

•	fees incurred by Frontstep in connection with the merger must not be greater than $1.5 million;

•	holders of no more than 5% of the outstanding Frontstep common shares shall have perfected dissenters’ rights with respect to the merger; and

•	other conditions must be satisfied, including the receipt of various certificates from the officers of Frontstep and MAPICS, respectively.

MAPICS and Frontstep cannot assure you as to when or if all of the conditions to the merger can or will be satisfied or waived. If the merger is not effected on or before April 30, 2003, either Frontstep or MAPICS may terminate the merger agreement and abandon the merger, unless the merger has not been completed because of the breach of the merger agreement by the party seeking termination. See “—Waiver, Amendment and Termination.”

Regulatory Approval

MAPICS and Frontstep are not aware of any material governmental approvals or actions that are required to complete the merger.

Representations and Warranties

MAPICS and Frontstep have made customary representations and warranties relating to their businesses and the merger in the merger agreement, including representations and warranties relating to the following:

•	the proper organization of their companies and their subsidiaries and similar corporate matters;

•
the proper authorization, execution, delivery and performance of the merger agreement by the companies and the absence of conflicts with their organizational documents, other material agreements or laws due to executing the merger agreement;

•	their capital structure;

•
the accuracy of information in Securities and Exchange Commission filings made by each company and the accuracy of the financial statements of each company and their preparation in accordance with generally accepted accounting principles;

•	the absence of undisclosed liabilities;

•	the absence of events which have had material adverse effects on the companies;

•	the filing of required tax returns and payment of taxes by Frontstep and its subsidiaries;

•	Frontstep’s assets;

•	Frontstep’s intellectual property rights;

•	environmental matters affecting Frontstep;

•	compliance with laws by the companies;

•	Frontstep’s relations with its employees;

•	Frontstep’s employee benefit plans;

•	Frontstep’s material contracts;

•	the absence of involvement in material litigation by the companies;

•	the accuracy of information provided by the companies for inclusion in this joint proxy statement-prospectus;

•	certain tax and regulatory matters;

•	state takeover laws and board approval;

•	the identification of Frontstep’s financial advisor, Updata, and the receipt of William Blair’s fairness opinion;

•	recommendations of the boards of directors of the companies concerning the merger; and

•	Frontstep’s indebtedness.

Conduct of Business Pending the Merger

MAPICS has agreed to use its reasonable efforts to take all actions necessary to consummate the merger as soon as reasonably practicable and not to take any action that would materially adversely affect any party’s ability to obtain any consents required for the merger or materially adversely affect any party’s ability to perform its covenants and agreements under the merger agreement. The merger agreement also obligates MAPICS to continue to conduct its business in a manner designed in its reasonable judgment to enhance the long-term value of MAPICS common stock and the business prospects of MAPICS before the merger is completed.

Frontstep has agreed to use its reasonable efforts to take all actions necessary to consummate the merger as soon as reasonably practicable after the date of the merger agreement and not to take any action that would adversely affect any party’s ability to obtain any consents required for the merger or adversely affect any party’s ability to perform its covenants and agreements under the merger agreement. The merger agreement also obligates Frontstep to conduct its business only in the usual, regular and ordinary course before the merger is completed and imposes certain limitations on the operations of Frontstep and its subsidiaries.

Waiver, Amendment and Termination

To the extent permitted by law, MAPICS and Frontstep may agree in writing to amend the merger agreement, whether before or after the proposals related to the merger are approved by the shareholders of Frontstep and MAPICS. However, after shareholder approval is obtained, the parties will not make amendments that, pursuant to applicable law, require further shareholder approval without obtaining such approval. In addition, before or at the time the merger is completed, either Frontstep or MAPICS, or both, may waive any default in the performance of any term of the merger agreement by the other party or may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the merger agreement. In addition, either MAPICS or Frontstep may waive any of the conditions precedent to its obligations under the merger agreement, unless a violation of any law or governmental regulation would result. To be effective, a waiver must be in writing and signed by an authorized officer of Frontstep or MAPICS, as the case may be.

At any time before the completion of the merger, the boards of directors of MAPICS and Frontstep may agree by mutual written consent to terminate the merger agreement. In addition, either MAPICS or Frontstep may terminate the merger agreement by written notice of termination to the other party specifying the reason for termination in the following circumstances:

•
if there is a breach by the other party of any representation or warranty contained in the merger agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and which breach is likely, in the opinion of the non-breaching party, to permit that party to refuse to complete the merger pursuant to the conditions discussed in “—Conditions to Completion of the Merger”; provided that, the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•
if there is a material breach by the other party of any covenant or agreement contained in the merger agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•
if any consent of any regulatory authority required to complete the merger has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal, or any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the merger has become final and nonappealable;

•
if the Frontstep shareholders fail to adopt and approve the merger agreement and the merger or the shareholders of MAPICS fail to approve the issuance of MAPICS common stock in the merger at their respective meetings;

•
if the merger is not completed by April 30, 2003, unless the merger has not been completed because of the breach of the merger agreement by the party seeking termination (we refer to April 30, 2003 as the “outside date”); or

•	in the event that any of the conditions precedent to the obligations of such party to complete the merger cannot be satisfied or fulfilled by the outside date.

In addition, MAPICS also may terminate the merger agreement by written notice of termination to Frontstep, if:

•
the Frontstep board of directors fails to reaffirm its approval of the merger and the transactions contemplated by the merger agreement, to the exclusion of any other acquisition proposal (as more specifically discussed in “—Solicitation Prohibitions”), or if the Frontstep board of directors resolves not to reaffirm the merger;

•
the Frontstep board of directors withholds, withdraws, qualifies or modifies, or proposes publicly to withdraw, qualify or modify, in a manner adverse to MAPICS, its recommendation to Frontstep shareholders that they adopt the merger agreement and approve the merger;

•
the Frontstep board of directors affirms, recommends or authorizes entering into any other acquisition transaction, as defined in Section 11.1 of the merger agreement, other than the merger or, within ten business days after commencement of any tender or exchange offer for any Frontstep common shares, the Frontstep board of directors fails to recommend against acceptance of the tender or exchange offer by Frontstep shareholders or takes no position with respect to the acceptance of the tender or exchange offer by its shareholders;

•
the Frontstep board of directors negotiates or authorizes negotiations with a third party, other than the provision of information to third parties in accordance with the terms of the merger agreement, regarding an acquisition proposal other than the merger; or

•	any person, other than MAPICS or its subsidiaries, acquires beneficial ownership of 25% or more of the outstanding Frontstep common shares after the date of the merger agreement.

We refer to a termination by MAPICS as a result of any of the immediately foregoing as a “Frontstep withdrawal termination.”

If the merger agreement is terminated, it will become void and have no effect, except that certain provisions of the merger agreement, including those regarding the payment of expenses and the termination fee and maintaining the confidentiality of certain information obtained, will survive. Termination of the merger agreement will not relieve any breaching party from liability for any breach of a representation, warranty, covenant or agreement contained in the merger agreement.

Board Recommendation

The boards of directors of MAPICS and Frontstep have unanimously approved the merger agreement and unanimously agreed to recommend and, subject to the conditions discussed below, not to withdraw, amend or modify in a manner adverse to the other party, the recommendation that their respective shareholders vote to adopt the merger agreement and approve the merger, in the case of Frontstep shareholders, and vote to approve the issuance of shares of MAPICS common stock in the merger, in the case of MAPICS shareholders.

However, in response to the receipt of a “superior proposal,” the Frontstep board of directors may withdraw, qualify or modify, or propose or resolve to withdraw, qualify or modify, its recommendation in favor of the merger, and may approve or recommend that its shareholders accept another acquisition proposal (we refer to any of the foregoing actions, whether by the Frontstep board of directors or a committee thereof, as a “subsequent determination recommendation”). However, the Frontstep board of directors may effect a subsequent determination recommendation only if all of the following conditions are met:

•	a superior proposal has been made and has not been withdrawn;

•	Frontstep shareholders have not adopted the merger agreement;

•
MAPICS must have received from Frontstep, at least three days prior to such subsequent determination recommendation, written notice stating expressly (a) that it has received a superior proposal, (b) the material terms and conditions of the superior proposal and the identity of the person or group making the superior proposal and (c) that it intends to effect a subsequent determination recommendation;

•
MAPICS must have received from Frontstep, at least three days prior to such subsequent determination recommendation, a copy of all written materials delivered to the person or group making the superior proposal in connection with such superior proposal; and

•
MAPICS must have been provided an opportunity to make, prior to the expiration of the third business day following MAPICS’ receipt of the foregoing information, such adjustments in the terms and conditions of the merger agreement as would enable Frontstep to proceed without a subsequent determination recommendation.

A “superior proposal” is defined in the merger agreement to mean:

•
an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of Frontstep or all of the total outstanding voting securities of Frontstep; and

•
an offer on terms that the Frontstep board of directors has in good faith concluded (based on, among other things, the advice of a financial advisor of nationally recognized reputation), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the person making the offer, to be more favorable to Frontstep shareholders (in their capacities as shareholders) than the terms of the merger and is reasonably capable of being completed.

The obligation of Frontstep to call, give notice of, convene and hold its shareholders’ meeting is not affected by the commencement, disclosure, announcement or submission to Frontstep of any acquisition proposal with respect to it, or by any subsequent determination recommendation.

Solicitation Prohibitions

The merger agreement restricts Frontstep’s ability to solicit other acquisition proposals. Frontstep has agreed that it and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted prior to the date of the merger agreement with respect to any “acquisition proposal,” which is defined in the merger agreement to mean any offer or proposal relating to any transaction or series of related transactions involving:

•	any purchase from Frontstep, or acquisition by any person or group, of 20% or more interest in the total outstanding voting securities of Frontstep or any of its subsidiaries;

•
any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the total outstanding voting securities of Frontstep or any of its subsidiaries;

•
any merger, consolidation, business combination or similar transaction involving Frontstep pursuant to which Frontstep shareholders immediately prior to such transaction hold less than 80% of the equity interests in the surviving or resulting entity;

•
any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 20% or more of the assets of Frontstep; or

•	any liquidation or dissolution of Frontstep.

The merger agreement also provides that neither Frontstep nor any of its affiliates or representatives will solicit any competing acquisition proposal. If Frontstep receives an acquisition proposal, it must promptly notify MAPICS of the terms of such proposal. Frontstep may provide third parties with confidential information, have discussions and negotiations with third parties, or otherwise facilitate an effort or attempt by a third party to make or implement an acquisition proposal not solicited in violation of the merger agreement if:

•	the Frontstep board of directors determines in good faith (based on, among other things, the advice of its financial advisor) that the acquisition proposal constitutes a superior proposal;

•
at least two business days prior to providing any information, the Frontstep board of directors notifies MAPICS of its intent to provide such information and Frontstep receives from such third party an executed confidentiality agreement with provisions no less favorable to Frontstep than those contained in the confidentiality agreement between MAPICS and Frontstep; and

•	Frontstep provides such information to the third party and MAPICS simultaneously.

Effect of the Merger on Frontstep Options

In the merger, MAPICS will assume each option granted under Frontstep’s stock option plans in accordance with the terms of the relevant Frontstep stock option plan and the stock option agreement that evidences the option and will deliver MAPICS common stock upon the exercise of each assumed option. After the merger is completed:

•	MAPICS and its compensation committee will be substituted for Frontstep and the committee of the Frontstep board of directors administering Frontstep’s stock option plans;

•	each option assumed by MAPICS may be exercised only for shares of MAPICS common stock (or cash, if so provided under the terms of the Frontstep option);

•
the number of shares of MAPICS common stock subject to the assumed option will be equal to the number of Frontstep common shares subject to the option immediately before the merger is completed multiplied by the exchange ratio; and

•	the per share exercise price of each assumed option will be adjusted by dividing it by the exchange ratio and rounding up to the nearest cent.

MAPICS will not issue any fractional shares of common stock upon exercise of an assumed option. Instead, MAPICS will pay cash for any fractional share based upon the difference between the exercise price of the assumed option and the last sale price per share of MAPICS common stock on the trading day immediately preceding the exercise date.

For information with respect to options held by Frontstep’s directors and executive officers, see “—Interests of Certain Persons in the Merger.”

Material Federal Income Tax Consequences of the Merger

MAPICS and Frontstep have not sought, and do not intend to seek, a ruling from the Internal Revenue Service as to the federal income tax consequences of the merger. The opinions of Alston & Bird LLP, counsel to MAPICS, and Vorys, Sater, Seymour and Pease LLP, counsel to Frontstep, as to certain of the expected federal income tax consequences of the merger are included as exhibits to the registration statement of which this joint proxy statement-prospectus is a part and support the following discussion of the anticipated federal income tax consequences of the merger to holders of Frontstep common shares. The opinions are based in part upon certain factual assumptions and upon certain factual representations made by MAPICS and Frontstep, which representations Alston & Bird LLP and Vorys, Sater, Seymour and Pease LLP have relied upon and assumed to be true, correct and complete. If such representations are inaccurate, the opinions could be adversely affected. In addition, the opinions assume that the amount of cash that will be paid to holders of Frontstep common shares who perfect dissenters’ rights will not exceed the fair market value, as of the effective time of the merger, of the merger consideration such dissenting shareholders would have received if they had exchanged their Frontstep common shares for shares of MAPICS common stock pursuant to the merger. Opinions of tax counsel are not binding on the Internal Revenue Service or the courts, either of which could take a contrary position. This discussion is based on current law. Future legislative, judicial or administrative interpretations, which may be retroactive, could alter or modify the statements set forth in this discussion. This discussion does not address, among other matters:

•	state, local or foreign tax consequences of the merger;

•
the tax consequences to Frontstep shareholders who hold their Frontstep common shares other than as a capital asset, who hold their Frontstep common shares in a hedging transaction or as part of a straddle or conversion transaction or who are subject to special rules under the Internal Revenue Code, such as foreign persons, tax-exempt organizations, insurance companies, financial institutions, and dealers in stocks and securities;

•	the tax consequences to Frontstep shareholders who received their shares upon the exercise of stock options, stock purchase plan rights, or otherwise as compensation;

•
the tax consequences of transactions taking place immediately before or concurrently with the merger including, but not limited to, the conversion of Frontstep Series A convertible preferred shares or warrants into Frontstep common shares and the modification of the terms of any warrants;

•	the tax consequences to the holders of notes issued by Frontstep;

•	the tax consequences to the holders of options to acquire Frontstep common shares;

•
the tax consequences to Frontstep shareholders of the receipt, directly or indirectly, of any consideration in exchange for services, agreements or any other property other than Frontstep common shares; and

•	the tax consequences to MAPICS and Frontstep of any income and deferred gain recognized pursuant to Treasury Regulations issued under Section 1502 of the Internal Revenue Code.

Assuming that the merger is consummated in accordance with the terms and conditions of the merger agreement, it is anticipated that the following federal income tax consequences will occur:

•
the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and each of MAPICS, Frontstep and FP Acquisition Sub, Inc. will be a party to the reorganization within the meaning of Section 368(b) of the Code;

•	no gain or loss will be recognized by MAPICS, FP Acquisition Sub, Inc. or Frontstep as a result of the merger;

•	no gain or loss will be recognized by Frontstep shareholders upon their exchange of Frontstep common shares for MAPICS common stock pursuant to the merger;

•	the tax basis of MAPICS common stock received by the Frontstep shareholders pursuant to the merger will be the same as the tax basis of the Frontstep common shares surrendered in exchange therefor;

•
for tax purposes, the holding period of the MAPICS common stock received by a Frontstep shareholder in the merger will include the holding period of the Frontstep common shares surrendered in exchange therefor, provided that such Frontstep common shares were held as a capital asset by the exchanging Frontstep shareholder on the date of the exchange;

•
a Frontstep shareholder who receives cash in lieu of fractional share interests of MAPICS common stock will recognize gain or loss as if the fractional shares were distributed as part of the exchange and then were redeemed by MAPICS; such redemption will be subject to the conditions and limitations of Section 302 of the Internal Revenue Code; and

•
a Frontstep shareholder who perfects his or her dissenters’ rights and who receives payment of the fair market value of his or her Frontstep common shares will recognize gain or loss as if such payment were received in redemption of the Frontstep common shares; such redemption will be subject to the conditions and limitations of Section 302 of the Internal Revenue Code.

The obligation of MAPICS and Frontstep to complete the merger is conditioned on, among other things, receipt by MAPICS of an opinion of Alston & Bird LLP and by Frontstep of an opinion of Vorys, Sater, Seymour and Pease LLP, with respect to certain of the federal income tax consequences of the merger. The conditions relating to the receipt of the tax opinion may be waived by both MAPICS and Frontstep. Neither MAPICS nor Frontstep currently intends to waive the conditions relating to the receipt of the tax opinions.

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential federal income tax consequences of the merger. Frontstep shareholders are urged to consult their tax advisors concerning the applicable federal, state, local and foreign tax consequences of the merger.

Accounting Treatment

MAPICS will account for the merger under the purchase method of accounting for business combinations. See “Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information.”

Stock Exchange Listing

MAPICS will use reasonable efforts to cause the shares of MAPICS common stock to be issued in the merger to be approved for listing on the Nasdaq National Market prior to the completion of the merger.

Expenses and Fees

Except as discussed below, each of MAPICS and Frontstep will pay all expenses incurred by it or on its behalf in connection with the merger. MAPICS and Frontstep have agreed, however, to share equally the expenses incurred in relation to the printing and filing of the registration statement and this joint proxy statement-prospectus.

Notwithstanding the foregoing, if the merger is consummated, MAPICS shall pay or assume all of the expenses of Frontstep that are solely and directly related to the merger.

Frontstep has agreed to pay MAPICS a termination fee of $1.5 million plus the amount of MAPICS’ reasonable out-of-pocket costs and expenses associated with the merger, in the following circumstances:

•
either MAPICS or Frontstep terminates the merger agreement because the outside date has passed and (1) an acquisition proposal has been publicly announced and not withdrawn or (2) Frontstep has failed to perform and comply in all material respects with any of its obligations, agreements or covenants required by the merger agreement, and within twelve months of such termination Frontstep shall either (a) complete a transaction involving an acquisition proposal relating to 50% of its, or one of its subsidiaries’, capital stock or assets or (b) enter into an agreement with respect to such a transaction, whether or not the transaction is subsequently completed;

•
MAPICS terminates the merger agreement because Frontstep has materially breached a covenant or agreement contained in the merger agreement and within twelve months of the termination Frontstep shall either (a) complete a transaction involving an acquisition proposal relating to 50% of its, or one of its subsidiaries’, capital stock or assets or (b) enter into an agreement with respect to such a transaction, whether or not the transaction is subsequently completed;

•	MAPICS terminates the merger agreement because Frontstep shareholders fail to adopt the merger agreement and approve the merger; or

•	MAPICS terminates the merger agreement pursuant to a Frontstep withdrawal termination discussed above under “—Waiver, Amendment and Termination.”

If the termination fee is payable as a result of one of the first two reasons above, the termination fee must be paid at or prior to the earlier of the date of completion of the acquisition transaction or the date of execution of an agreement with respect to the acquisition transaction. If the termination fee is payable as a result of the third or fourth reason above, the termination fee must be paid no later than two business days from the date the merger agreement is terminated.

The parties have agreed that the payment of the fees and expenses discussed above are not to be deemed liquidated damages for the willful breach by Frontstep of the terms of the merger agreement and do not otherwise limit the rights of MAPICS.

Interests of Certain Persons in the Merger

In considering the recommendation of the Frontstep board of directors and its corporate development committee to vote for approval of the merger agreement and the recommendation of the MAPICS board of directors to vote in favor of the issuance of MAPICS common stock in the merger, you should be aware that some members of Frontstep’s executive management and the Frontstep board of directors have interests in the merger that are different from, and in addition to, the interests of other Frontstep and MAPICS shareholders. The corporate development committee and the Frontstep board of directors were aware of these interests and considered them, among other things, in approving the merger and the merger agreement.

Employment Agreement—Stephen A. Sasser.    Frontstep has an employment agreement dated July 5, 1995, as amended on April 1, 1997 and December 15, 1998, with Stephen A. Sasser, president and chief executive officer of Frontstep. Mr. Sasser also is a director of Frontstep. The original term of the employment agreement ended on July 5, 2002, at which time it was automatically renewed for an additional year. The employment agreement will continue to be automatically renewed for one additional year on each July 4 unless Frontstep or Mr. Sasser provides notice of non-renewal at least 150 days or 120 days, respectively, before the expiration of the renewal term. Additionally, Mr. Sasser may terminate the employment agreement at any time following a change in control of Frontstep unless, within five business days after the change in control, Frontstep requests that he remain employed under the terms of the employment agreement for an additional 180 days. The merger will constitute a change in control under the employment agreement.

Under the employment agreement, Mr. Sasser agrees to serve as president and chief executive officer of Frontstep. He further agrees to serve as a director of Frontstep and as an officer and/or director of any of Frontstep’s subsidiaries, if elected. The employment agreement also requires Mr. Sasser to maintain the confidentiality of Frontstep’s trade secrets and proprietary information at all times and prohibits Mr. Sasser from competing with Frontstep or soliciting employees and certain customers of Frontstep for a period of one year following the termination of his employment.

Mr. Sasser’s employment agreement provides for an annual base salary of not less than $272,000 and annual target bonus compensation of $188,000 pursuant to a plan approved by the Frontstep compensation committee and based on Frontstep’s achievement of annual targets and objectives. In June 2000, the Frontstep compensation committee increased Mr. Sasser’s base salary to $300,000 and target bonus to $200,000. The employment agreement also requires Frontstep to maintain for Mr. Sasser long-term disability insurance with an annual benefit of not less than $250,000 and a life insurance policy in the amount of $1.0 million, the proceeds of which policy will be paid to beneficiaries designated by Mr. Sasser or to his estate.

If the employment agreement is not renewed or if Mr. Sasser’s employment is terminated (a) due to his death or disability, (b) by Frontstep for “cause” (as defined in the employment agreement), or (c) by Mr. Sasser more than one year after a change in control, Mr. Sasser will receive his base salary through the date of termination. He also will receive bonus compensation on a pro rata basis to the extent that Frontstep has achieved annual targets and objectives as of the date of termination. If Mr. Sasser’s employment is terminated by Frontstep without cause or by Mr. Sasser within one year after a change in control:

•	Mr. Sasser will receive the prorated base salary and bonus compensation previously described;

•
Mr. Sasser will receive a lump sum cash severance payment equal to the amount of his annual base salary plus the highest bonus he earned under the employment agreement in any fiscal year ended prior to the termination of his employment;

•
if the severance payment results in additional tax to Mr. Sasser under Section 4999 of the Internal Revenue Code, Mr. Sasser will receive an additional payment so as to provide him with the benefits he would have received in the absence of such tax; and

•
for a period ending on the earlier of the date Mr. Sasser is employed by another company or the second anniversary of the termination of his employment, Frontstep will continue to maintain the long-term disability and life insurance policies previously described and provide Mr. Sasser and his family with benefits under the company’s employee benefit plans at least equal to those they would have received if Mr. Sasser’s employment had not been terminated.

Severance and Other Agreements with Certain Executive Officers.    In September 2002, Frontstep entered into severance agreements with some of its executive officers, including Daniel P. Buettin (vice president, finance, chief financial officer and secretary), Lawrence W. DeLeon (executive vice president, worldwide field operations), Aggie G. Haslup (vice president, marketing), Daryl L. Wartluft (executive vice president, products group), and Robert D. Williams (vice president, human resources). Each severance agreement has a term that expires on August 31, 2004, but will be extended automatically for one additional year beginning on September 1, 2004 (and each following year) unless Frontstep provides notice of non-renewal by March 31, 2004 or March 31 of each additional year. Even if Frontstep provides notice of non-renewal, if a change in control occurs during the term of the severance agreement, it will be extended for a period of six months beyond the expiration of the term in effect immediately before the change in control occurred. The merger will constitute a change in control under each severance agreement.

Following a change in control, if the executive officer’s employment is terminated during the term of the severance agreement due to his or her disability, by Frontstep for “cause” (as defined in the severance agreements) or by the executive officer without “good reason” (as described below), the executive officer will receive an amount equal to his or her base salary and bonus at the rate then in effect earned through the date of termination of employment.

If the executive officer dies following a change in control and during the term of the severance agreement, the executive officer will receive benefits determined in accordance with Frontstep’s retirement and insurance programs. If a change in control occurs or is announced during the term of the agreement and the executive’s employment is subsequently terminated by Frontstep without cause or by the executive for good reason, the executive will receive the prorated base salary compensation previously described and severance benefits consisting of six months of the executive’s base salary and benefits in effect at the time of termination of employment, payable in six equal monthly installments. Severance benefits will not be paid upon death or disability, and the executive cannot collect severance for voluntary termination unless it is for good reason. Under the severance agreements, “good reason” includes the following:

•
the assignment to the executive of duties substantially inconsistent with his or her status as an executive officer of Frontstep, the removal of the executive from his or her position, or a substantial diminution in the nature or status of the executive’s responsibilities from those in effect immediately prior to the change in control;

•
a material reduction by Frontstep or any of its subsidiaries in the executive’s annual base salary or bonus plan as in effect on the date of any change in control, unless consistent with a company wide pay and bonus adjustment;

•	Frontstep’s failure to obtain a satisfactory agreement from any successor to Frontstep to assume and perform the severance agreement; or

•	requiring the executive to have his or her principal location of work changed to any location that is in excess of 50 miles from the location of work immediately prior to the change in control.

The severance agreements obligate Frontstep to require any successor to all or substantially all of its business or assets to expressly assume and agree to perform the severance agreements. MAPICS has agreed to cause Frontstep to honor and perform the severance agreements after the merger.

MAPICS has discussed the terms of possible employment with certain of the Frontstep executive officers. No employment agreement has been executed as of the date of the joint proxy statement-prospectus.

Consulting Agreement—Lawrence J. Fox.    MAPICS has agreed to enter into a consulting agreement with Lawrence J. Fox, a director and chairman of the Frontstep board of directors. The term of the consulting agreement will begin on the effective date of the merger and will last for one year, unless it is terminated earlier by MAPICS or Mr. Fox. MAPICS may terminate the consulting agreement without cause upon 30 days’ written notice, or immediately without liability if Mr. Fox breaches a material obligation under the consulting agreement and fails to remedy the breach within 15 days after being notified of the breach. Mr. Fox may terminate work under the consulting agreement without liability if MAPICS breaches a material obligation under the consulting agreement and fails to remedy the breach within 30 days after being notified of the breach.

Pursuant to the consulting agreement, Mr. Fox will assist in the integration of the businesses of Frontstep and MAPICS following the merger, be available for general consultation, assist in marketing conferences as requested by MAPICS, and perform other reasonable duties as requested by the chief executive officer of MAPICS. Additionally, for a period of twelve months following the termination of the consulting agreement, Mr. Fox will not attempt to offer or sell competitive products or services to any person to whom MAPICS has sold products or services during the twelve months prior to the termination of the consulting agreement. The consulting agreement also prohibits Mr. Fox from commencing employment with, or otherwise providing services to, certain competitors of MAPICS without the prior written consent of MAPICS for a period of twelve months following the effective date of the consulting agreement.

Mr. Fox’s total compensation under the consulting agreement will be $450,000, payable in bi-weekly installments of $18,750 for a period of twelve months. The consulting agreement also provides that the stock options granted by Frontstep to Mr. Fox on March 11, 1994 and August 23, 1994, respectively, and exchanged for MAPICS stock options will expire ten years after the grant date. Additionally, the consulting agreement provides that the stock option granted by Frontstep to Mr. Fox on June 10, 2002, shall vest in full six months after the effective date of the consulting agreement, and that the expiration date of that stock option will be changed from June 10, 2012, to March 31, 2006. All three stock options otherwise would have expired 90 days after the termination of Mr. Fox’s employment with Frontstep.

Subordinated Notes, Warrants and Conversion of Series A Convertible Preferred Shares.    Lawrence J. Fox holds 10% unsecured, subordinated notes due 2004 issued by Frontstep in the aggregate principal amount of $1.5 million. The notes are convertible into Frontstep common shares at a rate of $2.349009 per share. MAPICS has agreed to pay Mr. Fox, at the effective time of the merger, the principal amount of the notes plus accrued but unpaid interest, and Mr. Fox has agreed to surrender the notes to MAPICS for cancellation. In connection with the issuance of the notes, Frontstep issued a warrant to Mr. Fox to purchase 180,000 Frontstep common shares. Mr. Fox exercised the warrant prior to the record date for the special meeting of Frontstep shareholders to vote on the merger agreement. The exercise of the warrant prior to the record date was a condition to MAPICS’ obligation to consummate the merger.

James A. Rutherford, Fallen Angel Equity Fund, L.P. and three entities affiliated with Morgan Stanley hold 10% unsecured, subordinated notes due 2004 issued by Frontstep in the aggregate principal amounts of $350,000, $881,940 and $2.1 million, respectively. All of these notes are convertible into Frontstep common shares at a rate of $2.349009 per share. At the effective time of the merger, the notes will be exchanged for new unsecured subordinated non-convertible notes issued by Frontstep and guaranteed by MAPICS, in the principal amount of the original notes, plus accrued but unpaid interest. The new notes will be due and payable on February 28, 2004 and will bear interest at the rate of 10% per year from the effective time of the merger to August 31, 2003 and 12% per year after August 31, 2003 until paid. The new notes may be prepaid at any time without penalty. In connection with Frontstep’s issuance of the original notes, Frontstep issued warrants to each of Mr. Rutherford, Fallen Angel Equity Fund, L.P. and the Morgan Stanley affiliates that hold the original notes to purchase, respectively, 60,000, 105,833 and 254,167 Frontstep common shares. All of these warrants were exercised prior to the record date for the special meeting of Frontstep shareholders to vote on the merger agreement. The exercise of the warrants prior to the record date was a condition to MAPICS’ obligation to consummate the merger. Mr. Rutherford is a director of Frontstep. Barry M. Goldsmith is a director of Frontstep and a member of Fallen Angel Capital, L.L.C., which is the general partner of Fallen Angel Equity Fund, L.P. Guy de Chazal is a director of Frontstep and a managing director of Morgan Stanley and of MSDW Venture Partners IV, Inc., an entity controlled by Morgan Stanley and the managing member of MSDW Venture Partners IV, L.L.C., the general partner of each of the Morgan Stanley affiliate entities that hold the original notes issued by Frontstep.

On November 24, 2002, Frontstep entered into a letter agreement with Fallen Angel Equity Fund, L.P. and the entities affiliated with Morgan Stanley. At the time the letter agreement was executed, these entities held all of the outstanding Frontstep Series A convertible preferred shares.

Under the terms of the letter agreement, the holders of the Series A convertible preferred shares agreed to accept, at the effective time of the merger and in exchange for their Series A convertible preferred shares, a number of shares of MAPICS common stock equal to a 25% discount on the Series A convertible preferred shares’ liquidation preference, based on the average closing price of MAPICS common stock during the period from November 7, 2002 through November 20, 2002, which we refer to as the “average closing price” of MAPICS common stock. Additionally, under the letter agreement, each holder of the Series A convertible preferred shares agreed:

•
to convert its Series A convertible preferred shares into Frontstep common shares prior to the record date set for the special meeting of Frontstep’s shareholders to vote on the merger agreement, which was a condition to MAPICS’ obligation to complete the merger; and

•	to cancel, at the closing of the proposed merger, warrants to acquire 453,546 Frontstep common shares issued by Frontstep to the holders of the Series A convertible preferred shares on May 10, 2000.

Agreement with Updata Capital, Inc.    On February 25, 2002, Frontstep entered into an agreement with Updata under which Updata has provided various services to assist Frontstep in its evaluation of strategic and business alternatives, including the merger. Under this agreement, Frontstep will reimburse Updata for all out-of-pocket expenses it incurs in connection with the agreement and will pay Updata a fee equal to $600,000 on the effective date of the merger. Frontstep also has agreed to indemnify Updata and its officers, directors, agents, employees and controlling persons against any liability arising out of the services performed by Updata, except to the extent the liability results primarily from Updata’s willful misconduct or negligence. Updata is an affiliate of Fallen Angel Equity Fund, L.P. Barry Goldsmith is a director of Frontstep and a managing director of Updata. Mr. Goldsmith also is a member of Fallen Angel Capital, which is the general partner of Fallen Angel Equity Fund, L.P.

Shareholder Agreements.    All of the directors and executive officers of Frontstep, Fallen Angel Equity Fund, L.P. and the Morgan Stanley affiliated entities that held Frontstep Series A convertible preferred shares have entered into agreements to vote their Frontstep common shares in favor of the merger. Pursuant to these shareholder agreements, shareholders expected to hold approximately 60.90% of the outstanding Frontstep common shares as of the record date have committed to vote their shares in favor of the merger. See “The Merger—Shareholder Agreements” for a more detailed discussion of these shareholder agreements.

Legal Fees.    Duke W. Thomas, a director of Frontstep, is a partner in Vorys, Sater, Seymour and Pease LLP, which has served as Frontstep’s outside legal counsel in connection with numerous matters, including the merger. The law firm has received and expects to receive customary fees for the services performed.

Indemnification and Release.    For a period of six years after the effective time of the merger, Frontstep will indemnify the former directors, employees and agents of Frontstep against all liabilities arising out of their service to Frontstep to the fullest extent permitted by Frontstep’s charter and code of regulations as in effect on the date the merger agreement was signed. Subject to limitations, MAPICS also has agreed to cause Frontstep after the merger to maintain for six years directors’ and officers’ liability insurance coverage substantially equivalent to levels of coverage currently in effect under Frontstep’s existing directors’ and officers’ liability insurance.

Stock Options.    All options to purchase Frontstep common shares granted under Frontstep’s stock option plans, including options held by executive officers and certain employee directors of Frontstep, will be converted into options to acquire shares of MAPICS common stock. Prior to execution of the merger agreement, all options issued under the Amended and Restated Frontstep, Inc. Stock Option Plan for Outside Directors were cancelled. See “The Merger—Effect of the Merger on Frontstep Options” for a more detailed discussion of the treatment of Frontstep’s options under the merger agreement.

Employee Benefits and Contracts.    The merger agreement requires MAPICS to provide Frontstep employees with employee benefits under employee benefit and welfare plans (other than stock option or other plans that may require MAPICS to issue shares of its common stock) which, when taken as a whole, are substantially similar to those currently provided by MAPICS to its similarly situated employees. However, the merger agreement provides that, for a period of twelve months following the effective time of the merger, MAPICS has the option of providing Frontstep employees with severance benefits in accordance with the current policies of either Frontstep or MAPICS. For purposes of participation, vesting and, except with respect to MAPICS retirement plans, benefit accrual under MAPICS’ employee benefit plans, Frontstep employees will receive credit under employee benefit plans for their past service with Frontstep. MAPICS will also honor all employment and severance, consulting or other compensation agreements disclosed to MAPICS and all vested benefits or other vested amounts accrued through the effective time of the merger under Frontstep’s employee benefit plans.

Resales of MAPICS Common Stock

The shares of MAPICS common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of MAPICS common stock issued to any person who is deemed to be an “affiliate” of either MAPICS or Frontstep at the time of the shareholder meetings. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of either MAPICS or Frontstep, and may include their respective executive officers and directors, as well as their significant shareholders. Affiliates may not sell shares of MAPICS common stock they acquire in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

MAPICS’ registration statement on Form S-4, of which this joint proxy statement-prospectus forms a part, does not cover the resale of shares of MAPICS common stock to be received by affiliates of Frontstep in the merger.

Rights of Dissenting Shareholders

The holders of Frontstep common shares will have dissenters’ rights in connection with the merger. The following summary is a description of the steps you must take if you desire to perfect your dissenters’ rights. The summary is not intended to be complete and is qualified in its entirety by reference to Section 1701.85 of the Ohio Revised Code, a copy of which is attached as Annex E to this joint proxy statement-prospectus. Frontstep recommends that you consult with your own counsel if you have questions with respect to your dissenters’ rights under Section 1701.85.

“Dissenters’ rights” are your right to dissent from the merger and to have the “fair cash value” of your Frontstep common shares determined by a court and paid in cash. The “fair cash value” of a Frontstep common share is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay. The fair cash value is determined as of the day prior to the day on which the vote of the shareholders to adopt the merger agreement and approve the merger is taken. When determining fair cash value, any appreciation or depreciation in market value resulting from the proposed merger is excluded. In no event will the fair cash value of a Frontstep common share exceed the amount specified in the demand of the particular shareholder, as discussed below. Frontstep sometimes refers to the Frontstep common shares as to which dissenters’ rights are exercised as the “dissenting shares.”

To perfect your dissenters’ rights, you must satisfy each of the following conditions:

•
you must be the record holder of the dissenting shares on the record date for the Frontstep special meeting; if you have a beneficial interest in Frontstep common shares held of record in the name of any other person for which you desire to perfect dissenters’ rights, you must cause the shareholder of record to timely and properly act to perfect such rights;

•	you must not vote your Frontstep common shares in favor of adoption of the merger agreement and approval of the merger; you will waive your dissenters’ rights if you vote your Frontstep common shares for adoption of the merger agreement and approval of the merger; a failure to vote or abstaining from voting will satisfy this requirement, but a vote in favor of the merger, by proxy or in person, or the return of a signed proxy that does not specify an abstention or a vote against adoption of the merger agreement, will constitute a vote in favor of the merger agreement, a waiver of your dissenters’ rights and will nullify any previously filed written demand for the fair cash value of your Frontstep common shares;

•
on or before the tenth day following the Frontstep shareholders’ vote adopting the merger agreement and approving the merger, you must serve a written demand on Frontstep for the fair cash value of your dissenting shares; the written demand must specify your name and address, the number of Frontstep common shares as to which relief is sought and the amount that you claim as the fair cash value of the Frontstep common shares for which you are exercising dissenters’ rights;

•
if requested by Frontstep, you must submit to Frontstep your certificate(s) for the dissenting shares within 15 days after your receipt of Frontstep’s request; Frontstep will then endorse the certificate(s) with a legend that demand for fair cash value has been made; and

•
if you and Frontstep cannot agree on the fair cash value of your dissenting shares, either you or Frontstep must, within three months after service of your written demand, file or join in a petition in the Court of Common Pleas of Franklin County, Ohio, for a determination of the fair cash value of the dissenting shares.

If you dissent from the merger, your right to be paid the fair cash value of your Frontstep common shares will terminate if:

•	for any reason, the merger is not completed;

•	you fail to serve a timely and appropriate written demand upon Frontstep;

•
you do not, upon request of Frontstep, make timely and appropriate surrender of the certificate(s) evidencing your dissenting shares for endorsement of a legend that demand for the fair cash value of such common shares has been made;

•	you withdraw your demand with the consent of the directors of Frontstep;

•
you and Frontstep have not agreed upon the fair cash value of your dissenting shares and neither you nor Frontstep have timely filed or joined in an appropriate petition in the Court of Common Pleas of Franklin County, Ohio; or

•	you otherwise fail to comply with the requirements of Section 1701.85 of the Ohio Revised Code.

All written demands for the fair cash value of your Frontstep common shares should be addressed to Frontstep, Inc., 2800 Corporate Exchange Drive, Columbus, Ohio 43231, Attention: Daniel P. Buettin, Chief Financial Officer. The written demand must be executed by or for the record holder of the dissenting shares, fully and correctly, as the holder’s name appears on the certificate(s) for the shares.

Shareholder Agreements

The following summary of the Frontstep shareholder agreements is qualified in its entirety by reference to the text of the shareholder agreement, which is attached as Annex B to this joint proxy statement-prospectus and incorporated herein by reference.

In connection with the execution and delivery of the merger agreement, certain Frontstep shareholders and all of its executive officers and directors entered into a shareholder agreement with MAPICS and Frontstep under which these shareholders agreed to vote all their Frontstep common shares in favor of the adoption of the merger agreement. These shareholders also agreed to vote all their Frontstep common shares against the approval of any transaction made in opposition to, or in competition with, the merger. As of January 14, 2003, the record date for the Frontstep special meeting, these shareholders owned Frontstep common shares representing approximately 60.90% of the outstanding Frontstep common shares.

Each shareholder agreement prohibits, subject to limited exceptions, the shareholder from transferring or making an arrangement to transfer any Frontstep common shares except to a person who agrees to be bound by the terms of the shareholder agreement. It also provides that Frontstep common shares that are subsequently acquired by the shareholder will also be subject to the shareholder agreement. The shareholder agreement also prohibits, subject to enumerated exceptions, the direct or indirect transfer of MAPICS common stock received in the merger for a period of 180 days following the completion of the merger.

Shareholders have agreed in the shareholder agreement to release Frontstep and its affiliates from claims (other than rights to reimbursement of expenses, indemnification, the provision of directors and officer’s insurance to which the shareholder may be entitled pursuant to the merger agreement, and certain rights to payment of amounts associated with a shareholder’s employment by Frontstep) such shareholder has or may have related to acts relating to the merger or other events occurring or circumstances existing at or prior to the completion of the merger.

The former holders of Frontstep Series A convertible preferred shares and Mr. Fox have agreed that, for a two-year period following the completion of the merger, those shareholders will not:

(1)	in any way effect, seek or otherwise propose or assist any other person in effecting, seeking or otherwise proposing:

•
any acquisition of securities or assets of MAPICS or any of its subsidiaries, other than acquisitions of MAPICS common stock equal to or less than 5% of the shares of MAPICS common stock issued to the shareholder in the merger;

•
any tender or exchange offer, merger or other business combination or any recapitalization, restructuring liquidation, dissolution or other extraordinary transaction with respect to or involving MAPICS or any of its subsidiaries;

•	any solicitation of proxies or consents to vote any voting securities of MAPICS; or

•	any action which might force MAPICS to make a public announcement regarding any of the foregoing;

(2)	form, join or in any way participate in a group, as defined in the Securities Exchange Act of 1934, as amended, other than a group that may be deemed to be formed by the shareholder agreement;

(3)	act alone or in concert with others to seek to control or influence the management, board of directors, or policies of MAPICS; or

(4)	enter into any discussions or arrangements with any third party with respect to any of the foregoing.
All shareholder agreements terminate upon the termination of the merger agreement in accordance with its terms, unless:

•	Frontstep shareholders do not adopt the merger agreement or approve the merger at the Frontstep special meeting;

•
any person, other than MAPICS or a subsidiary of MAPICS, shall have made, re-affirmed or publicly disclosed an intention to make or re-affirm an acquisition proposal as defined in the shareholder agreement; or

•	any person shall have formerly protested any application filed with specified regulatory authorities;

in which case certain provisions of the shareholder agreement, including the agreement to vote against the approval of an opposing transaction, will survive for a period of nine months following such termination.

Effect of the Merger on Rights of Shareholders

MAPICS is organized under the laws of the State of Georgia. Frontstep is organized under the laws of the State of Ohio. Differences in the rights of holders of MAPICS capital stock and Frontstep capital stock arise from both differences in the laws under which they are organized and differences in their respective articles of incorporation and bylaws or code of regulations. Upon completion of the merger, holders of Frontstep common shares will become holders of MAPICS common stock and their rights will be governed by Georgia law, the MAPICS articles of incorporation and the MAPICS bylaws. The rights of MAPICS shareholders after completion of the merger will not differ from their rights as they previously existed.

This section of the joint proxy statement-prospectus describes the material differences between the rights of MAPICS shareholders and Frontstep shareholders. All Frontstep shareholders in particular are urged to read carefully the relevant provisions of Georgia and Ohio law, as well as the articles of incorporation and bylaws or code of regulations of each of MAPICS and Frontstep. Copies of the articles of incorporation and bylaws of MAPICS and the articles of incorporation and code of regulations of Frontstep, as amended, will be sent to shareholders upon request. See “Where You Can Find More Information.”

Capitalization

MAPICS.    The authorized capital stock of MAPICS consists of:

•	90,000,000 shares of common stock; and

•	1,000,000 shares of preferred stock.

Frontstep.    The authorized capital stock of Frontstep consists of:

•	20,000,000 common shares; and

•	1,000,000 preferred shares.

Voting Rights

MAPICS.    Under Georgia law, unless the articles of incorporation provide otherwise, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders’ meeting. MAPICS’ articles of incorporation provide that holders of its Series D and Series E convertible preferred stock generally shall vote with the common stock together as a single class, on an as converted basis. Although subject to adjustment in certain circumstances, each share of Series D and Series E convertible preferred stock is currently convertible into ten shares of MAPICS common stock. Each holder of MAPICS common stock has the right to cast one vote for each share of MAPICS common stock held of record on all matters submitted to a vote of shareholders of MAPICS, including the election of directors. Holders of MAPICS common stock do not have cumulative voting rights.

Frontstep.    Under Ohio law, unless the articles of incorporation provide otherwise, each outstanding share, regardless of class, entitles the shareholder to one vote on each matter properly submitted to shareholders of the corporation for their vote. Frontstep’s amended articles of incorporation expressly provide that each holder of Frontstep common shares has the right to cast one vote for each Frontstep common share held at the close of business on the record date on matters submitted to a vote of shareholders of Frontstep, including the election of directors. Holders of Frontstep common shares do not have cumulative voting rights.

Number and Election of Directors

MAPICS.    The MAPICS board of directors currently has six members. The MAPICS articles of incorporation provide that the number of directors of MAPICS will not be less than three nor more than eleven, with the exact number of directors to be fixed from time to time by the MAPICS board of directors.

The MAPICS board of directors is divided into three classes, as nearly equal in size as possible, with one class being elected each year at the annual meeting of the shareholders. Members of the MAPICS board of directors are elected to serve a term of three years, until their successors are elected and qualified. The MAPICS articles of incorporation and bylaws provide for directors to be elected by a plurality of the votes cast by MAPICS shareholders entitled to vote in the election of directors.

Frontstep.    The Frontstep board of directors currently has eight members. Frontstep’s amended code of regulations provides that the number of directors may be fixed or changed:

•
at a meeting of the shareholders called for the purpose of electing directors at which a quorum is present, only by the affirmative vote of the holders of not less than a majority of the voting shares which are represented at the meeting and entitled to vote on such proposal; or

•	by the directors, provided, however, that the directors may not increase the number of directors to more than ten nor reduce the number of directors to less than three.

Frontstep’s amended code of regulations provides that at each annual meeting of shareholders for the election of directors, the successors to the directors whose terms expire in that year are to be elected. Under Ohio law, only persons nominated as candidates are eligible for election as directors and, at all elections of directors, the candidates receiving the greatest number of votes are elected.

Removal of Directors and Vacancies on the Board of Directors

MAPICS.    Pursuant to the MAPICS bylaws and Georgia law, the entire board of directors or any individual director may be removed from office, but only for cause and only by the affirmative vote of the holders of at least 80% of all classes of stock of the corporation entitled to vote, together as a single class on an as converted basis, in the election of such director or directors. MAPICS’ bylaws define cause to include conviction of a felony, declaration of unsound mind by order of a court, gross dereliction of duty, knowing violation of the law or the commission of an action involving either moral turpitude or an improper substantial personal benefit and resulting in a material injury to the corporation. The removal of a director may occur at any properly called shareholders’ meeting if notice of such purpose has been given. Any vacancy on the board of directors resulting from the removal of a director by shareholder action may be filled by the shareholders at their annual meeting or at a special meeting, so long as notice of such action was provided in the notice of the meeting. Vacancies on the board that arise for any other reason generally may be filled only by the remaining directors.

Frontstep.    Pursuant to the Frontstep amended code of regulations and Ohio law, Frontstep shareholders may remove a director or directors from office, with or without assigning any cause, only by the vote of the holders of shares entitling them to exercise not less than a majority of the voting power of the corporation to elect directors in place of those removed. In case of any such removal, a new director may be elected at the same meeting for the unexpired term of each director removed. If the shareholders do not fill the vacancy created by such removal, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any vacancy in the board for the unexpired term.

Shareholder Preemptive Rights

MAPICS.    Georgia law provides that the shareholders of a Georgia corporation do not have a preemptive right to acquire the corporation’s unissued shares, except to the extent the articles of incorporation permit. The MAPICS articles of incorporation do not provide any preemptive rights for MAPICS shareholders.

Frontstep.    Ohio law provides that the shareholders of an Ohio corporation do not have a preemptive right to acquire the corporation’s unissued shares, except to the extent the articles of incorporation permit. Frontstep’s articles of incorporation expressly eliminate any preemptive rights of shareholders.

Amendments to the Articles of Incorporation

MAPICS.    Under Georgia law, the MAPICS board of directors may, except with regard to certain specified amendments that do not require shareholder approval, propose one or more amendments to the articles of incorporation for submission to the shareholders. For the amendment to be adopted, the board of directors must recommend the amendment to the shareholders unless the board of directors elects, because of a conflict of interest or other circumstances, to make no recommendation and communicates the basis for its election to the shareholders with the amendment. The shareholders entitled to vote on the amendment must approve the amendment by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. The board of directors may condition its submission of the proposed amendment on any basis.

Frontstep.    Under Ohio law, the vote of holders of shares entitling them to exercise at least two-thirds of the voting power of the corporation is required to adopt an amendment to the Frontstep amended articles of incorporation, unless the articles provide for a different proportion which cannot be less than a majority. Frontstep’s amended articles of incorporation do not alter the two-thirds voting requirement for amending its articles.

Amendments to the Bylaws/Code of Regulations

MAPICS.    The MAPICS bylaws may be altered, amended or repealed, and new bylaws may be adopted, by the affirmative vote of the holders of a majority of the voting power of all of the shares of MAPICS stock then entitled to vote generally in the election of directors, voting together as a single class on an as converted basis. The board of directors also may amend the bylaws of the corporation by a majority vote. The shareholders may prohibit the board of directors from amending and repealing a bylaw previously adopted or amended by the shareholders by stating such prohibition in the shareholders’ action adopting such bylaw.

Frontstep.    The amended code of regulations of Frontstep may be amended, or new regulations may be adopted, at a meeting of shareholders held for such purpose, by the affirmative vote of the holders of shares entitling them to exercise not less than a majority of the voting power of the corporation on such proposal, or without a meeting by the written consent of the holders of shares entitling them to exercise not less than a majority of the voting power of the corporation on such proposal.

Action by Written Consent

MAPICS.    Under Georgia law and the MAPICS articles of incorporation, shareholders may take any action required or permitted to be taken at a shareholders’ meeting without such a meeting if the action is taken by unanimous written consent. The action must be evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

Frontstep.    Under Ohio Law, any action that may be taken by shareholders of an Ohio corporation at a meeting of shareholders may be taken without a meeting with the unanimous written consent of all shareholders entitled to vote at the meeting. The amended code of regulations of Frontstep contains a parallel provision which provides that any action which may be authorized or taken at a meeting of the shareholders may be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing or writings signed by, all the shareholders who would be entitled to notice of a meeting of the shareholders held for such purposes (except for actions in writing to amend the code of regulations which require the consent of holders of shares entitled to exercise not less than a majority of the voting power of Frontstep).

Ability to Call Special Shareholder Meeting

MAPICS.    MAPICS’ bylaws provide that special meetings of shareholders may be called at any time by the board of directors, the chairman of the board of directors, the president or the holders of not less than 40% of the votes entitled to be cast on any issue proposed to be considered at such special meeting following delivery by such holders to the corporation’s secretary of a signed and dated written request setting forth the purpose or purposes of such special meeting.

Frontstep.    Ohio law provides that holders of at least 25% of the outstanding shares of an Ohio corporation (unless the code of regulations of the corporation specifies another percentage, which may in no case be greater than 50%) and entitled to vote at a meeting of shareholders, the directors of the corporation by action at a meeting or a majority of the directors acting without a meeting, the chairman of the board of the corporation, and the president of the corporation (or, in case of the president’s death or disability, the vice president of the corporation authorized to exercise the authority of the president) have the authority to call special meetings of shareholders.

Frontstep’s amended code of regulations expressly provides that special meetings may be called by the chairman of the board, the president (or in case of the president’s absence, death, or disability, the vice president authorized to exercise the authority of the president), the secretary, the directors by action at a meeting, or a majority of the directors acting without a meeting, or the holders of at least a majority of all shares outstanding and entitled to vote at a meeting of shareholders.

Notice of Shareholders Meeting

MAPICS.    MAPICS bylaws provide that, unless waived, a notice of each meeting of the shareholders stating the date, time and place of the meeting shall be given not less than 10 days nor more than 60 days before the date of the meeting to each shareholder entitled to vote at that meeting. In the case of an annual meeting, the notice need not state the purpose or purposes of the meeting unless the articles of incorporation or Georgia law requires otherwise. In the case of a special meeting, including a special meeting in lieu of an annual meeting, the notice of the meeting shall state the purpose or purposes for which the meeting is called.

Frontstep.    Ohio law requires an Ohio corporation to notify shareholders of the corporation of the time, place and purposes of shareholder meetings at least seven days but no more than 60 days prior to the date of the shareholders meeting, unless the articles of incorporation or code of regulations of the corporation specify a longer period. Frontstep’s amended code of regulations has altered this statutory provision to provide that Frontstep notify shareholders at least seven days but no more than 90 days prior to the date of the shareholders meeting.

Ohio law requires an Ohio corporation, upon request of an individual entitled to call a special shareholders meeting, to give shareholders notice of the special meeting to be held no less than seven nor more than 60 days after receipt of the request, unless the articles of incorporation or code of regulations of the corporation specify a longer period. Frontstep’s amended code of regulations has altered this statutory provision to provide that the corporation notify shareholders at least seven days but no more than 120 days after receipt of such request. Under the Frontstep amended code of regulations, if notice is not given within 90 days of receipt of the request, the individual calling the meeting may fix the time for the meeting and give notice to the other shareholders.

Elimination of Certain Liabilities of Directors

MAPICS.    Georgia law permits a corporation’s articles of incorporation to include a provision eliminating or limiting the liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, except that such a provision may not eliminate liability for

•	any appropriation, in violation of such director’s duties, of any business opportunity of the corporation;

•	any acts or omissions that involve intentional misconduct or a knowing violation of law;

•	authorizing an unlawful distribution; or

•	any transaction from which the director received an improper personal benefit. MAPICS’ articles of incorporation include such provisions.

Frontstep.    Under Ohio law, directors of an Ohio corporation are not generally liable for monetary damages, unless it is proved by clear and convincing evidence in a court of competent jurisdiction that the directors’ action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation. Notwithstanding the foregoing, directors of an Ohio corporation are jointly and severally liable if they vote for or assent to any unlawful loans, dividends or distributions of assets.

Indemnification of Directors and Officers

MAPICS.    Georgia law provides that a Georgia corporation may indemnify directors, officers, employees and agents of a corporation within prescribed limits, and must indemnify them under certain circumstances.

MAPICS’ bylaws provide that the corporation will indemnify any of its directors or officers who is a party in proceedings because he or she is or was an officer or director of MAPICS against liability incurred in the proceeding if such individual conducted himself or herself in good faith and reasonably believed, in the case of conduct in his or her official capacity, that such conduct was in the best interest of MAPICS. In all other cases, the individual must have reasonably believed that such conduct was at least not opposed to the best interests of MAPICS. In the case of any criminal proceeding, the individual must have had no reasonable cause to believe that such conduct was unlawful. MAPICS may not indemnify a director or officer in connection with a proceeding (a) by or in the right of the company except for reasonable expenses if it is determined that the director or officer has met the relevant standard of conduct, or (b) with respect to conduct for which he or she was adjudged liable on the basis that a personal benefit was improperly received.

MAPICS may not indemnify a director or officer unless a determination has been made for the specific proceeding that indemnification of the director or officer is permissible in the circumstances because he or she has met the relevant standard of conduct. However, regardless of the result or absence of any such determination, MAPICS must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director or officer of MAPICS against reasonable expenses incurred by the director or officer in connection with the proceeding. MAPICS is authorized to purchase and maintain insurance on behalf of its directors and officers.

In addition, MAPICS must pay expenses incurred by its directors and officers in defending a civil or criminal action, suit or proceeding because they are directors or officers in advance of the final disposition of the action, suit or proceeding. The payment of expenses will be made only if MAPICS receives (a) a written affirmation of the director or officer of his or her good faith belief that he or she has met the relevant standard of conduct or that the proceeding involves conduct for which such person’s liability has been eliminated under the articles of incorporation and (b) an undertaking by or on behalf of a director or officer to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to be indemnified by MAPICS, as authorized by MAPICS’ articles of incorporation and bylaws.

Frontstep.    Ohio law provides that an Ohio corporation may indemnify directors, officers, employees and agents of a corporation within prescribed limits, and must indemnify them under certain circumstances.

The Frontstep amended code of regulations provides that Frontstep will indemnify its directors or officers against expenses (including, without limitation, attorney’s fees, filing fees, court reporter’s fees and transcript costs) judgments, fines and amounts paid in settlement by reason of the fact that they are or were directors, officers, employees or agents of Frontstep or, at the request of Frontstep, were serving another entity in a similar capacity. In order to receive indemnification, a Frontstep director or officer must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Frontstep, and, with regard to criminal matters, he or she had no reasonable cause to believe his or her conduct was unlawful. Under the Frontstep amended code of regulations, a Frontstep director or officer claiming indemnification will be presumed to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Frontstep and, with respect to any criminal matter, to have had no reasonable cause to believe his or her conduct was unlawful.

Under Frontstep’s amended code of regulations, Frontstep may not indemnify any officer or director of Frontstep who was a party to any completed action or suit instituted by, or in the right of, Frontstep for any claim, issue or matter asserted in the action as to which the officer or director has been adjudged to be liable for acting with reckless disregard for the best interests of Frontstep or misconduct, other than negligence, in the performance of his or her duty to Frontstep. If, however, the Court of Common Pleas of Franklin County, Ohio or the court in which the action was brought determines that the officer or director is fairly and reasonably entitled to indemnity, Frontstep must indemnify the officer or director to the extent permitted by the court.

Frontstep may make any indemnification not precluded by Frontstep’s amended code of regulations only upon a determination that the director or officer has met the applicable standard of conduct. The determination may be made only:

•	by a majority vote of a quorum of disinterested directors;

•	if a quorum is not obtainable or if a majority of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel;

•	by the Frontstep shareholders; or

•	by the Court of Common Pleas of Franklin County, Ohio or the court, if any, in which the action was brought.

Frontstep must pay expenses (including, without limitation, attorneys’ fees, filing fees, court reporters’ fees and transcript costs) incurred by its directors and officers in defending any action, suit or proceeding because they are directors or officers of the corporation in advance of the final disposition of such action, suit or proceeding to or on behalf of the directors or officers promptly as such expenses are incurred by them. However, the payment of such expenses will only be made by Frontstep if a director or officer first agrees, in writing, to repay all amounts so paid in respect of any claim, issue or other matter asserted if:

•
it is ultimately determined that the director or officer is not entitled to be indemnified by Frontstep, as provided under the Frontstep amended articles of incorporation and amended code of regulations; or

•
the director or officer is found liable for acting with reckless disregard for the best interests of the corporation or misconduct (other than negligence) in the performance of his duties to the corporation, unless and only to the extent that the Court of Common Pleas of Franklin County, Ohio or the court in which the action, suit or proceeding was brought determines that despite such adjudication of liability, the director or officer is fairly and reasonably entitled to such indemnification.

The amended code of regulations of Frontstep states that the indemnification provided by the regulations is not exclusive of any other right to which any individual seeking indemnification may be entitled. Additionally, the Frontstep amended code of regulations provides that Frontstep may purchase and maintain insurance on behalf of any individual who is or was a director, officer, employee or agent of Frontstep, or who is or was serving another entity at the request of Frontstep, against any liability asserted against the individual and incurred by the individual in that capacity, or arising out of the individuals’ status as such, whether or not Frontstep would have the obligation or power to indemnify the individual under the Frontstep amended code of regulations.

State Anti-Takeover Statutes

MAPICS.    As permitted under Georgia law, MAPICS’ bylaws prohibit MAPICS from entering into some business combination transactions with “interested shareholders” for a period of five years from the date the person becomes an interested shareholder, unless specific requirements are satisfied. Generally, an interested shareholder is any person that owns at least 10% of outstanding MAPICS voting stock, but not including MAPICS or its subsidiaries. As permitted under Georgia law, MAPICS’ bylaws also require that specified business combination transactions meet specific fair price criteria and other tests, or meet specific requirements relating to approval of the transaction by the MAPICS board of directors and shareholders.

Frontstep.    Chapter 1704 of the Ohio Revised Code prohibits an “interested shareholder” from engaging in a wide range of business combinations (such as mergers and significant asset sales) with an “issuing public corporation” for three years after the date on which a shareholder becomes an interested shareholder (“share acquisition date”), unless the directors of the corporation approved the transaction or the share purchase by the interested shareholder prior to the share acquisition date. If the transaction was not previously approved, the interested shareholder may effect a transaction after the three-year period only if the transaction is approved by the affirmative vote of two-thirds of the voting power of the corporation and by the affirmative vote of holders of at least a majority of the disinterested shares or if the offer meets certain fair price criteria.

Chapter 1704 of the Ohio Revised Code restrictions do not apply if an Ohio corporation, by action of its shareholders holding at least two-thirds of the voting power of the corporation, adopts an amendment to its articles of incorporation specifying that Chapter 1704 of the Ohio Revised Code will not be applicable to the corporation. Frontstep’s amended articles of incorporation expressly provide that the provisions of Chapter 1704 will not apply.

Under Section 1701.831 of the Ohio Revised Code or the “Ohio Control Share Acquisition Act,” unless the articles of incorporation or code of regulations of an Ohio corporation otherwise provide, any control share acquisition of an issuing public corporation can only be made with the prior approval of the shareholders of the corporation. Frontstep’s amended articles of incorporation expressly provide that the provisions of Section 1701.831 of the Ohio Revised Code will not apply to control share acquisitions of the corporation.

Constituency Considerations

MAPICS.    Georgia law permits a corporation’s articles of incorporation to provide that, in discharging the duties of their respective positions and in determining what is believed to be in the best interests of the corporation, the board of directors, any committee thereof and any individual director, in addition to considering the effects of any action on the corporation or its shareholders, may consider the interests of its employees, customers and suppliers, the creditors of the corporation and its subsidiaries, the communities in which offices or other establishments of the corporation and its subsidiaries are located, and all other factors such directors consider pertinent. MAPICS’ articles of incorporation include such a provision.

Frontstep.    Under Ohio law, the directors of a corporation, in determining what they reasonably believe to be in the best interests of the corporation, must consider the interests of the corporation’s shareholders and, in the directors’ discretion, may consider the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the state and nation, community and societal considerations, and the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Effect of Preferred Stock

MAPICS.    Holders of the MAPICS Series D convertible preferred stock and the Series E convertible preferred stock are generally entitled to vote on an as converted basis with the holders of MAPICS common stock together as a single class, currently at a ratio of ten votes per share of preferred stock. The holders of convertible preferred stock on an as converted basis, together with the holders of common stock, are entitled to such dividends as may be declared from time to time by the board of directors from legally available funds. The holders of shares of MAPICS common stock are entitled to receive pro rata all assets of MAPICS available for distribution to those holders upon liquidation only after payment of a liquidation preference to the preferred shareholders in an amount equal to the greater of $75.36 per share of preferred stock plus an amount per share of preferred stock equal to any dividends declared but unpaid on the convertible preferred stock or such amount the holder would have received had it converted to common stock immediately prior to the distribution. The holders of the MAPICS Series D convertible preferred stock and the Series E convertible preferred stock can at any time convert their shares of convertible preferred stock into a number of shares of MAPICS common stock equal to $100 per share divided by the then applicable conversion price, which is currently $10.00 per share. The conversion price is subject to adjustment based on the occurrence of certain events, such as upon a stock split or stock dividend. Generally, the effect of this adjustment is to protect the holders of the MAPICS preferred stock from dilution of their interests upon reclassification or other modification of the MAPICS common stock. The articles of incorporation authorize the board of directors, without further shareholder approval, to issue additional shares of preferred stock and to fix, with respect to any such series of preferred stock, the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock issued.

Frontstep.    There are no Frontstep preferred shares currently outstanding.

Rights Agreement

MAPICS.    MAPICS has adopted a shareholder rights plan under which MAPICS has distributed to all of its existing shareholders rights to purchase shares of MAPICS’ Series F junior participating preferred stock. If specific triggering events occur, the holders of the rights will be able to purchase shares of MAPICS common stock at a price substantially discounted from the then applicable market price of MAPICS common stock. The shareholders’ rights plan could increase a potential acquirer’s cost of effecting a merger with MAPICS or a tender offer for MAPICS outstanding securities that is not approved by the MAPICS board of directors. These increased costs could prevent or discourage a transaction, even though MAPICS shareholders might want to vote in favor of the merger or participate in the tender offer. Frontstep shareholders receiving shares of MAPICS common stock in the merger also will be entitled to such rights.

Frontstep.    Frontstep does not have a rights plan or comparable arrangement in place.

Comparative Market Prices and Dividends

MAPICS common stock is traded on the Nasdaq National Market under the symbol “MAPX.” Frontstep common shares are traded on the Nasdaq National Market under the symbol “FSTP.” The following table sets forth, for the indicated periods, the high and low sale prices for the MAPICS and Frontstep common shares as reported by the Nasdaq National Market. Neither MAPICS nor Frontstep has paid any cash dividends on their common shares during the periods indicated.

	MAPICS Common Stock		Frontstep Common Shares
	High	Low	High	Low
	(Dollars per share)
2000:
Quarter Ended September 30, 2000	$7.69	$3.06	$10.00	$5.31
Quarter Ended December 31, 2000	7.62	3.75	6.88	2.62

2001:
Quarter Ended March 31, 2001	9.12	4.00	7.12	3.12
Quarter Ended June 30, 2001	6.35	2.85	3.90	1.89
Quarter Ended September 30, 2001	7.77	5.00	4.24	2.84
Quarter Ended December 31, 2001	6.80	5.07	5.25	2.85

2002:
Quarter Ended March 31, 2002	7.82	5.87	5.50	2.00
Quarter Ended June 30, 2002	8.25	5.21	3.47	2.68
Quarter Ended September 30, 2002	6.39	4.00	3.20	1.60
Quarter Ended December 31, 2002	7.50	4.90	3.31	1.50

2003:
Quarter Ended March 31, 2003 (through January 15, 2003)	7.39	6.47	2.10	1.91

On November 22, 2002, the last trading day prior to public announcement of the merger, the last sale price of MAPICS common stock as reported on the Nasdaq National Market was $6.80 per share and the last sale price of Frontstep common shares as reported on the Nasdaq National Market was $1.94 per share.

MAPICS has never paid or declared any cash dividends on shares of its common or Series D or E convertible preferred stock. MAPICS’ policy is to retain all net earnings for the development of its business, and it does not anticipate paying cash dividends on the MAPICS common or convertible preferred stock in the foreseeable future. The payment of future cash dividends will be at the sole discretion of the board of directors and will depend upon MAPICS’ profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the board of directors. The payment of cash dividends may be limited by covenants within the credit facility MAPICS intends to secure in connection with the merger.

PROPOSAL 2:    ELECTION OF MAPICS DIRECTORS

Nominees

Pursuant to MAPICS’ articles of incorporation and bylaws, MAPICS’ board of directors must consist of at least three and no more than eleven persons, with the precise number to be determined by resolution of MAPICS’ shareholders or the board of directors from time to time. The MAPICS board is now comprised of six directors and is divided into three classes of two directors each. The MAPICS shareholders elect the directors in each class for a term of three years and until their successors are elected and qualified. The term of office of one class of directors expires each year at the annual meeting, and the shareholders elect a new class of directors each year at that time.

At the MAPICS annual meeting, the terms of the two Class III directors, Terry H. Osborne and H. Mitchell Watson, Jr., will expire. The MAPICS board of directors has nominated Mr. Osborne and Mr. Watson for re-election at the annual meeting. If re-elected, Mr. Osborne and Mr. Watson will each serve a three-year term that will expire at the 2006 annual meeting. If Mr. Osborne or Mr. Watson should be unavailable to serve for any reason, which is not anticipated, the MAPICS board of directors may:

•	designate a substitute nominee, in which case the persons named as proxies will vote the shares represented by all valid proxies for the election of such substitute nominee;

•	allow the vacancy to remain open until a suitable candidate is located and nominated; or

•	adopt a resolution to decrease the authorized number of directors.

The MAPICS board of directors unanimously recommends that the MAPICS shareholders vote “FOR” the proposal to re-elect Terry H. Osborne and H. Mitchell Watson, Jr. as Class III directors for a three-year term expiring at the 2006 annual meeting and until their successors have been duly elected and qualified.

Information Regarding Nominees and Continuing Directors

Listed below are the names of the MAPICS board’s two nominees for re-election and each of the four incumbent directors whose term of office will continue after the annual meeting, together in each case with his or her age as of December 1, 2002, his or her business experience and the year he or she first became a director.

Class III Directors Nominated To Serve Until the 2003 Annual Meeting

Terry H. Osborne
Mr. Osborne, age 64, has been a member of the MAPICS board since January 1998. Mr. Osborne has been a Special Advisor to General Atlantic Partners LP since October 1997. He served as President and Chief Operating Officer of System Software Associates, Inc., or SSA, a computer software company, from October 1994 to October 1996, the date of his retirement. Prior to joining SSA, he was employed by IBM in various capacities since 1961, including Vice President level positions in both the United States and Europe. Mr. Osborne is a director of Dendrite International, Inc. and Eyretel PLC.

H. Mitchell Watson, Jr.
Mr. Watson, age 65, has been a member of the MAPICS board and Chairman of the Board of Directors since September 1997. Mr. Watson has served as the President of Sigma Group of America, a consulting company, since June 1992. From January 1989 to June 1992, he was President and Chief Executive Officer of Rolm Co., a telecommunications joint venture of IBM and Siemens AG. In addition, he is a retired Vice President of IBM. Mr. Watson is also a director of Praxair Inc.

Class I Directors to Serve Until the 2004 Annual Meeting

Edward J. Kfoury
Mr. Kfoury, age 64, has been a member of the MAPICS board since May 1993. He was initially appointed to the board of directors as a designee of IBM, but he no longer serves as an IBM designee. Mr. Kfoury served as a division President and as a Vice President of IBM until June 1, 1993, the date of his retirement. Mr. Kfoury is also a director of Dendrite International, Inc.

Julia B. North
Ms. North, age 55, has been a member of the MAPICS board since February 2001, when she was appointed by the board to fill a vacancy. From 1997 to 1999 she served as President and Chief Executive Officer of VSI Enterprises, Inc., a company that designs and manufactures videoconferencing systems. She was employed by BellSouth Telecommunications from 1972 to 1997 in various positions, including President of Consumer Services, Vice President of Customer Services and Marketing, as well as positions in Engineering and Network. Ms. North is currently a director of Winn Dixie, Inc., Acuity Brands, Inc., and Simtrol, Inc.

Class II Directors to Serve Until the 2005 Annual Meeting

George A. Chamberlain 3d
Mr. Chamberlain, age 67, has been a member of the MAPICS board since August 1997. Mr. Chamberlain has been the Chief Financial Officer of Neartek, Inc., an information storage solution company, since October 2001. From January 2001 to June 2001, Mr. Chamberlain was the Chief Financial Officer of MediaMap. From September 1997 to December 2000, Mr. Chamberlain was the Chief Financial Officer of Radnet, Inc., a computer software company. From September 1994 to August 1997, he served as our Chief Financial Officer. During 1993 and 1994, Mr. Chamberlain was an Executive Vice President with Capital Technologies, Inc., a consulting and venture capital company. Mr. Chamberlain retired from Digital Equipment Corporation in 1992 after 23 years of service, where his last position was Vice President of Finance.

Richard C. Cook
Mr. Cook, age 55, has been MAPICS’ President and Chief Executive Officer and a member of the board since August 1997. From October 1994 to July 1997, Mr. Cook served as the Senior Vice President and General Manager of the MAPICS Business Group. Mr. Cook served as the President and Chief Executive Officer of MAPICS, Inc., a former subsidiary, from March 1993 to October 1994. Mr. Cook was employed by IBM as Director of its Atlanta Software Development Laboratory from March 1990 to February 1993 and as Director of its Corporate Computer Integrated Manufacturing Project Office from March 1988 to April 1990.

For additional information regarding MAPICS’ board of directors and management that is relevant to the election of directors, see Items 10-13 of MAPICS’ Annual Report on Form 10-K for the fiscal year ended September 30, 2002, which is attached as Annex F to this joint proxy statement-prospectus.

PROPOSAL 3:    AMENDMENT OF THE MAPICS 1998 LONG-TERM INCENTIVE PLAN
TO INCREASE THE AVAILABLE SHARES OF COMMON STOCK

MAPICS currently maintains the MAPICS Amended and Restated 1998 Long-Term Incentive Plan, under which stock options and other incentive awards may be granted to MAPICS’ employees, officers, consultants and directors. As of January 3, 2003, there were 421,964 shares remaining available for awards under the MAPICS 1998 Long-Term Incentive Plan. On December 6, 2002, the MAPICS board of directors recommended that the MAPICS 1998 Long-Term Incentive Plan be amended, subject to the approval of the shareholders, to:

•	increase the number of shares of MAPICS common stock available for awards from 4,500,000 shares to 6,000,000 shares;

•	limit the number of all “full value” awards, such as performance units and stock awards, to 20% of the common stock available;

•	require shareholder approval as a condition to any direct or indirect repricing of stock options, such as through an exchange offer;

•	require shareholder approval for material plan amendments; and

•	reaffirm the performance goals on which performance awards may be based under Section 13.13 of the MAPICS 1998 Long-Term Incentive Plan.

A summary of the MAPICS 1998 Long-Term Incentive Plan, as proposed to be amended, is set forth below. The summary is qualified in its entirety by the full text of the MAPICS 1998 Long-Term Incentive Plan. MAPICS will provide a copy of the full text of the MAPICS 1998 Long-Term Incentive Plan to any current MAPICS shareholder upon request and without charge. Requests should be sent to MAPICS, Inc., 1000 Windward Concourse Parkway, Suite 100, Alpharetta, Georgia 30005, Attention: Martin D. Avallone, Vice President, General Counsel and Secretary.

The MAPICS board of directors unanimously recommends that MAPICS’ shareholders vote “FOR” the proposal to amend the MAPICS 1998 Long-Term Incentive Plan. Approval of Proposal 3 is contingent upon MAPICS shareholders’ approval of Proposal 1.

General

The purpose of the MAPICS 1998 Long-Term Incentive Plan is to promote the success and enhance the value of MAPICS’ stock by linking the personal interests of employees, officers, consultants and directors to those of the shareholders and by providing these persons with an incentive for outstanding performance. As of January 3, 2003, approximately 455 persons were eligible to participate in the MAPICS 1998 Long-Term Incentive Plan.

In connection with the completion of the merger, the number of MAPICS’ employees will increase substantially. Frontstep’s employee options will vest upon the merger, and, based on the exchange ratio, most, if not all, of these options will be out of the money. In order to align the interests of employees with the interests of the shareholders and to motivate and retain key employees, including the employees of Frontstep, the MAPICS board of directors believes that additional availability of shares under the 1998 MAPICS Long-Term Incentive Plan is desirable. Excluding shares issued for extraordinary purposes such as awards issued in connection with a subsequent acquisition, MAPICS’ management anticipates that this additional availability of shares will meet its requirements through its fiscal year ending September 30, 2005.

The MAPICS 1998 Long-Term Incentive Plan authorizes the grant of awards to MAPICS’ employees, officers, consultants and directors and those of MAPICS’ affiliated companies in the following forms:

•	options to purchase shares of MAPICS’ common stock, which may be incentive stock options or non-qualified stock options;

•	stock appreciation rights, or SARs;

•	performance units;

•	restricted stock;

•	dividend equivalents; and

•	other stock-based awards.

Pursuant to Section 162(m) of the Internal Revenue Code, MAPICS may not deduct compensation in excess of $1 million paid to the chief executive officer and the four next most highly compensated executive officers. The MAPICS 1998 Long-Term Incentive Plan is designed to comply with Section 162(m) of the Internal Revenue Code so that the grant of options, SARs and other awards under the plan that are conditioned on performance goals will be excluded from the calculation of annual compensation and will be fully deductible by MAPICS.

Number of Shares

The aggregate number of shares of MAPICS common stock currently reserved and available for awards or which may be used to determine the value of an award (such as with a SAR or performance unit) is 4,500,000, of which no more than 20% may be granted in the form of restricted or unrestricted stock awards. MAPICS proposes to increase the aggregate number of shares available for awards under the plan to 6,000,000, of which no more than 20% would be granted in the form of “full value” awards such as restricted or unrestricted stock awards or performance units. No participant may receive options or SARs for more than 300,000 shares during any one calendar year. In addition, the maximum fair market value of all awards, other than options and SARs, that a participant may receive during any one calendar year (less any consideration paid by the participant) is $2,000,000.

Administration

The MAPICS 1998 Long-Term Incentive Plan is administered by MAPICS’ compensation committee. The compensation committee has the authority and discretion to designate participants and to determine the type of awards to be granted to each participant and the terms and conditions of the award. In addition, the compensation committee may establish, adopt or revise any rules and regulations necessary or advisable to administer the MAPICS 1998 Long-Term Incentive Plan.

Awards

Stock Options.    The MAPICS compensation committee is authorized to grant options to participants, which may be incentive stock options, referred to as ISOs, or non-qualified stock options, referred to as NSOs. All options are evidenced by a written award agreement or certificate between MAPICS and the participant, which includes an exercise price that is not less than the fair market value of the underlying MAPICS common stock as of the date of grant. In addition, the terms of any ISO must meet the requirements of Section 422 of the Internal Revenue Code. The compensation committee may provide in an award agreement for the automatic grant of additional options to the participant equal to the number of shares of MAPICS common stock surrendered in payment of the exercise price of the original option. The exercise price for the new option would be equal to the fair market value of the surrendered MAPICS common stock on the date of exercise of the original option, and the term of the new option would be co-extensive with the term of the original option. During fiscal 2002, MAPICS did not grant any options with this provision.

Stock Appreciation Rights.    The MAPICS compensation committee may grant SARs to participants. Upon the exercise of a SAR, the participant has the right to receive the excess of the fair market value of one share of MAPICS common stock on the date of exercise over the grant price of the SAR as determined by the compensation committee. The grant price of the SAR may not be less than the fair market value of one share of MAPICS common stock on the date of grant. All awards of SARs are evidenced by an award agreement, reflecting the terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of the SAR. During fiscal 2002, MAPICS did not grant any SARs.

Performance Units.    The MAPICS compensation committee may grant performance units to participants on the terms and conditions established by the compensation committee. The compensation committee has the complete discretion to determine the number of performance units granted to each participant and to set performance goals and other conditions that may determine the number and value of performance units paid to the participant. During fiscal 2002, MAPICS did not grant any performance units.

Restricted Stock Awards.    The MAPICS compensation committee may make awards of restricted stock, which are subject to restrictions on transferability and other restrictions as the compensation committee may impose. These restrictions may include limitations on the right to vote restricted stock or the right to receive dividends on the restricted stock. Any awards of restricted stock that exceed 10% of the total MAPICS common stock authorized under the plan will be subject to minimum vesting provisions: one year from the date of grant if vesting is based on the grantee meeting performance criteria, or three years from the date of grant if vesting is not related to performance. MAPICS granted 3,610 shares in the form of restricted stock awards during fiscal 2002.

Dividend Equivalents.    The MAPICS compensation committee is authorized to grant dividend equivalents to participants subject to terms and conditions established by the compensation committee. Dividend equivalents entitle the participant to receive payments equal to dividends with respect to all or a portion of the number of shares of MAPICS common stock subject to an award, as determined by the compensation committee. The compensation committee may provide that dividend equivalents are to be paid or distributed when accrued or be deemed to have been reinvested in additional shares of MAPICS common stock or otherwise reinvested. During fiscal 2002, MAPICS did not grant any dividend equivalents.

Other Stock-Based Awards.    The MAPICS compensation committee may grant other awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of MAPICS common stock. These awards may include shares of common stock awarded purely as a ‘bonus’ and not subject to any restrictions or conditions, convertible or exchangeable debt securities and other rights convertible or exchangeable into shares of MAPICS common stock. In addition, these awards may be valued by reference to the book value of shares of MAPICS common stock or the value of securities of or the performance of specified affiliated companies. The compensation committee will determine the terms and conditions of any such awards. During fiscal 2002, MAPICS did not grant any other stock-based awards.

Performance Goals.    Pursuant to Section 13.13 of the MAPICS 1998 Long-Term Incentive Plan, the MAPICS compensation committee may determine that any award will be determined solely on the basis of:

•	the achievement by MAPICS or any of its subsidiaries of a specified target return, or target growth in return, on equity or on assets;

•	MAPICS’ stock price or the stock price of any of its subsidiaries;

•	the achievement by an employee or a business unit of a specified target, or target growth in, revenues, net income or earnings per share;

•	the achievement of objectively determinable goals with respect to product delivery, product quality, customer satisfaction, meeting budgets and/or retention of employees; or

•	any combination of the goals set forth above.

If an award is made on such basis, the MAPICS compensation committee must establish goals prior to the beginning of the period for which such performance goal relates (or such later date as may be permitted under Section 162(m) of the Internal Revenue Code). The compensation committee may for any reason reduce, but not increase, any award, notwithstanding the achievement of a specified goal. Any payment of an award that has performance goals will be conditioned on the written certification of the compensation committee that the performance goals and any other material conditions were satisfied. During fiscal 2002, MAPICS did not grant any awards that were determined solely on the basis of these performance goals.

Limitations on Transfer; Beneficiaries.    No unexercised or restricted award will be assignable or transferable by a participant other than by will or the laws of descent and distribution or, except in the case of an ISO, pursuant to a qualifying domestic relations order. However, the MAPICS compensation committee may permit other transfers when the transfers do not result in accelerated taxation, do not cause any option intended to be an ISO to fail to be described in Internal Revenue Code Section 422(b), and are otherwise appropriate and desirable, taking into account any factors deemed relevant. A participant may, in the manner determined by the compensation committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant’s death.

Acceleration Upon Certain Events.    Upon a participant’s death, disability or retirement, all of such participant’s outstanding options, SARs and other awards in the nature of exercisable rights will become fully exercisable (and will remain exercisable for the full remaining term unless otherwise provided) and all restrictions on outstanding awards will lapse. In the event of a change in control of MAPICS, as defined in the MAPICS 1998 Long-Term Incentive Plan, all outstanding options, SARs, and other awards in the nature of exercisable rights will become fully vested and all restrictions on all outstanding awards will lapse. In addition, the compensation committee may, at any time, declare any or all outstanding options, SARs and other awards in the nature of exercisable rights to become fully vested and/or all restrictions on all outstanding awards to lapse.

Termination and Amendment

The MAPICS board of directors or its compensation committee may amend or terminate the MAPICS 1998 Long-Term Incentive Plan without shareholder approval unless an amendment would, in the reasonable opinion of the board of directors or the compensation committee, materially increase the benefits accruing to participants, materially increase the number of shares issuable, materially modify the requirements for eligibility, or otherwise constitute a material change requiring shareholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of Nasdaq or a national securities exchange, in which case such amendment shall be subject to shareholder approval. In addition, the board or the committee may condition any amendment on the approval of the shareholders for any other reason. The compensation committee may amend or terminate any outstanding award without approval of the participant; provided, however, that such amendment, modification or termination to an outstanding award or to the MAPICS 1998 Long-Term Incentive Plan may not, without the participant’s consent, reduce or diminish the value of the award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of the amendment or termination. Unless approved by the shareholders or otherwise permitted by the antidilution provisions of the plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of any option may not be extended.

Certain Federal Income Tax Effects

Non-qualified Stock Options.    Under present federal income tax regulations, there will be no federal income tax consequences to either MAPICS or the participant upon the grant of an NSO. The participant will realize ordinary income on the exercise of the NSO in an amount equal to the excess of the fair market value of the MAPICS common stock acquired over the exercise price, and MAPICS will receive a corresponding deduction. A subsequent sale or exchange of such shares will result in gain or loss measured by the difference between the exercise price, increased by any compensation reported upon the participant’s exercise of the option, and the amount realized on such sale or exchange. This gain or loss will be capital in nature if the shares were held as a capital asset and will be long-term if the shares were held for the applicable long-term capital gain holding period.

Incentive Stock Options.    Under present federal income tax regulations, there will be no federal income tax consequences to either MAPICS or the participant upon the grant of an ISO or the participant’s exercise of the ISO. If the participant holds the shares of common stock for the greater of two years after the date the option was granted or one year after the acquisition of such shares of MAPICS common stock, the difference between the aggregate exercise price and the amount realized upon disposition of the shares of MAPICS common stock will constitute a capital gain or loss, and MAPICS will not be entitled to a federal income tax deduction. If the shares of MAPICS common stock are disposed of in a sale, exchange or other disqualifying disposition during the required holding period, the participant will realize taxable ordinary income in an amount equal to the excess of the fair market value of the MAPICS common stock purchased at the time of exercise (or, if less, the amount realized on the disposition of the shares) over the aggregate exercise price, and MAPICS will be entitled to a federal income tax deduction equal to such amount. Upon exercise of an ISO, the participant may be subject to alternative minimum tax on certain items of tax preference. If an ISO is exercised at a time when it no longer qualifies as an incentive stock option, the option will be treated as an NSO.

SARs.    Under present federal income tax regulations, a participant receiving a SAR will not recognize income, and MAPICS will not be allowed to take a tax deduction, at the time the award is granted. When a participant exercises the SAR, the amount of cash and the fair market value of any shares of MAPICS common stock received will be ordinary income to the participant, and MAPICS will be allowed to take a deduction for federal income tax purposes.

Performance Units.    Under present federal income tax regulations, a participant receiving performance units will not recognize income and MAPICS will not be allowed to take a tax deduction at the time the award is granted. When a participant receives or has the right to receive payment of performance units, the amount of cash and the fair market value of any shares of MAPICS common stock received will be ordinary income to the participant, and MAPICS will be allowed to take a deduction for federal income tax purposes, subject to applicable limitations under Code Section 162(m).

Restricted Stock.    Under present federal income tax regulations, and unless the participant makes an election to accelerate recognition of the income to the date of grant, a participant receiving a restricted stock award will not recognize income, and MAPICS will not be allowed to take a tax deduction, at the time the award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock (less any consideration paid), and MAPICS will be entitled to a corresponding tax deduction at that time, subject to applicable limitations under Code Section 162(m).

Benefits to Named Executive Officers and Others

As of January 3, 2003, options had been granted under the MAPICS 1998 Long-Term Incentive Plan to the following persons and were outstanding as of that date. Any future awards will be made at the discretion of the MAPICS compensation committee.

Options Granted Under the MAPICS 1998 Long-Term Incentive Plan

Name and Position	Dollar Value($)	Number of Securities Underlying Options Outstanding	Range of Exercise Prices for Options($)	Restricted Stock Dollar Value($)(2)	Number of Shares of Restricted Stock Outstanding
Richard C. Cook
President, Chief Executive Officer and Director	(1)	400,500	$3.563 – $18.00	$168,170	25,100
Peter E. Reilly
Chief Operating Officer	(1)	285,000	3.563 – 15.9375	251,920	37,600
Michael J. Casey
Chief Financial Officer, Vice President of Finance and Treasurer	(1)	265,000	6.40 – 7.16	—	—
Martin D. Avallone
Vice President, General Counsel and Secretary	(1)	142,700	3.563 – 18.4375	44,555	6,650
All Executive Officers as a Group (4 persons)	(1)	1,093,200	3.563 – 18.4375	464,645	69,350
George A. Chamberlain
Director	(1)	25,000	5.75 – 7.16	—	—
Edward J. Kfoury
Director	(1)	25,000	5.75 – 7.16	—	—
Julia B. North
Director	(1)	20,000	7.15 – 7.16	—	—
Terry Osborne
Director	(1)	25,000	5.75 – 7.16	—	—
H. Mitchell Watson
Director	(1)	25,000	5.75 – 7.16	—	—
All Non-Employee Directors as a Group (5 persons)	(1)	120,000	5.75 – 7.16	—	—
All Employees (other than Executive Officers) as a Group	(1)	2,537,301	$3.563 – $22.50	350,477	52,310

(1)
On a per share basis, the value will reflect the excess of the fair market value of the common stock on the date of exercise of the option over the exercise price of the option. The closing price of the common stock as reported on the Nasdaq National Market on January 3, 2003 was $6.70 per share.

(2)	Calculated as of January 3, 2003. The closing price of the common stock as reported on the Nasdaq National Market on January 3, 2003 was $6.70 per share.

Equity Compensation Plan Information

The following table gives information about the shares of MAPICS common stock that may be issued upon the exercise of options, warrants and rights under all of MAPICS’ existing equity compensation plans as of January 3, 2003.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation	3,750,501	(1)	$ 8.61	421,964	(2)
Plans Approved by	275,250	(3)	$ 9.70	184,000
Shareholders	46,685	(4)	$ 9.37	75,968
	193,224	(5)	$11.94	—
	1,172,270	(6)	$ 9.79	—
	N/A		N/A	262,113	(7)

Equity Compensation
Plans Not Approved by Shareholders	13,695	(8)	$ 7.88	—

Total:	5,451,625			944,045	(2)

(1)	MAPICS, Inc. Amended and Restated 1998 Long-Term Incentive Plan.
(2)	These numbers would be increased by 1,500,000 if the shareholders approve the proposed amendment to the MAPICS, Inc. Amended and Restated 1998 Long-Term Incentive Plan, as described in Proposal 3.
(3)	MAPICS, Inc. Amended and Restated 1998 Non-Employee Directors Stock Option Plan.
(4)	MAPICS, Inc. Amended and Restated 1998 Non-Employee Directors Stock Incentive Plan. The amount shown includes 25,153 rights to deferred shares.
(5)	Marcam Corporation 1987 Stock Plan.
(6)	Marcam Corporation 1994 Stock Plan.
(7)	MAPICS, Inc. 2000 Employee Stock Purchase Plan.
(8)
In connection with MAPICS’ acquisition of Bryce Business Systems, MAPICS’ Australian independent sales affiliate, MAPICS issued to the owners of Bryce options to acquire a total 24,060 shares of MAPICS common stock. The issuance of the options and related option shares was approved by the MAPICS board of directors but was not required to be, and therefore was not, submitted to MAPICS shareholders for approval. Options for 10,365 of those shares were granted on October 1, 1992 at an exercise price of $15.39 per share and expired on September 30, 2002 unexercised. Options for the remaining 13,695 shares were granted on August 29, 1995 at an exercise price of $7.88 per share. These options are fully vested, and the underlying shares remain available for issuance if the options are exercised.

INFORMATION ABOUT MAPICS

MAPICS is a global developer of collaborative business application software solutions designed specifically for use by manufacturers. MAPICS’ goal is to deliver application software and consulting services that create value by providing a quick return on investment and improving bottom line financial results for its customers. MAPICS’ solutions also allow manufacturers to make the most of their existing technology investments while taking advantage of new technologies at a pace that best fits their needs. In addition, MAPICS’ solutions bring its customers proven expertise, knowledge and understanding of the business issues that are unique to manufacturers.

Many manufacturers globally operate using either a discrete or batch-process production workflow. MAPICS targets discrete and batch-process manufacturers, which produce finished goods by assembling or machining a set of component parts or subassemblies into finished products or use a consistent bill of materials to make a batch of product. Within this market, many of MAPICS’ customers are general manufacturers, but MAPICS also has a strong concentration of customers in three vertical segments: industrial equipment manufacturers, automotive/transportation manufacturers and high-tech electronics manufacturers.

MAPICS, Inc. is headquartered in Alpharetta, Georgia, with offices around the globe. Today, MAPICS’ solutions are used by thousands of manufacturers in nearly 70 countries and 19 different languages.

MAPICS is a Georgia corporation located 1000 Windward Concourse Parkway, Suite 100, Alpharetta, Georgia 30005, and its telephone number is (678) 319-8000.

INFORMATION ABOUT FRONTSTEP

Frontstep, Inc. is a leading global provider of software and services for midsize discrete, to-order manufacturers and business units of larger companies. For more than 23 years, Frontstep has helped manufacturers create and implement business solutions—including extended enterprise resource management, customer relationship management and supply chain management—that simplify and streamline business processes and operations.

Frontstep’s innovative and practical solutions are designed specifically for meeting the unique needs of manufacturers of complex, custom products in to-order, job shop and mixed-mode environments. Frontstep’s software solutions span the business of manufacturing and provide Frontstep customers a comprehensive suite of integrated software and services that:

•	support the enterprise resource planning and traditional back-office management needs of an extended enterprise;

•	support customer relationship management; and

•	support an enterprise’s supply chain management activities.

The software products associated with each of these solutions provide a customer with a comprehensive business system that is typically the customer’s primary business system.

Frontstep’s CustomerSynchronized Solutions, built on Microsoft enterprise servers, languages and development tools, represent a fundamental technology shift that takes advantage of the vision and capabilities of Microsoft.NET. By providing a complete business solution on a single technology platform, Frontstep is able to offer a practical combination of industry-standard technologies designed specifically to work well together. Frontstep continues to support its current Progress-based versions of SyteLine.

Frontstep is an Ohio corporation located at 2800 Corporate Exchange Drive, Columbus, Ohio 43231, and its telephone number is (614) 523-7000. For more information about Frontstep, please see Frontstep’s Annual Report on From 10-K/A for the fiscal year ended June 30, 2002 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 which are attached as Annexes G and H to this joint proxy statement-prospectus.

SHAREHOLDER PROPOSALS

MAPICS shareholders will vote to approve the merger at its 2003 annual meeting. If the merger is not completed, Frontstep will hold an annual shareholders’ meeting in 2003. Subject to the requirements of Rule 14a-8 under the Exchange Act, shareholders of each company may present proposals for inclusion in a company’s proxy statement and for consideration at the next annual meeting of its shareholders by submitting their proposals to the company in a timely manner.

MAPICS Annual Meeting.    The deadline for submission of a shareholder proposal in connection with the 2003 annual meeting of MAPICS shareholders has already passed. To be considered for inclusion in MAPICS’ proxy statement for the 2004 annual meeting, director nominations and other proposals of MAPICS shareholders must be submitted in writing to MAPICS’ secretary on or before September 18, 2003. For any director nomination or other proposal that is not submitted for inclusion in next year’s proxy statement but is nevertheless sought to be presented to MAPICS shareholders at the 2004 annual meeting, management will be able to vote proxies in its discretion if management:

•
receives notice of the proposal before the close of business on September 18, 2003 and advises shareholders in the proxy statement for the 2004 annual meeting about the nature of the proposal and how management intends to vote on the proposal; or

•	does not receive notice of the proposal before the close of business on December 4, 2003.

All director nominations and other proposals of shareholders with regard to the 2004 annual meeting should be submitted by certified mail, return receipt requested, to MAPICS, Inc., 1000 Windward Concourse Parkway, Suite 100, Alpharetta, Georgia 30005, Attention: Martin D. Avallone, Vice President, General Counsel and Secretary.

Frontstep Annual Meeting.    Frontstep does not currently expect to hold a 2002 annual meeting of shareholders because Frontstep will not be a separate company if the merger is completed. If the merger is not completed, Frontstep will set a date for its 2003 annual meeting of shareholders and specify the dates by which Frontstep shareholders may submit matters to be considered at the annual meeting. This information will be included in Frontstep’s quarterly report on Form 10-Q for the quarter ended March 31, 2003. Frontstep shareholders may present a proposal for inclusion in Frontstep’s proxy statement and presentation at the annual meeting a reasonable time before Frontstep begins to print and mail its proxy materials. All proposals of Frontstep shareholders should be submitted by certified mail, return receipt requested, to Frontstep, Inc., 2800 Corporate Exchange Drive, Suite 400, Columbus, Ohio 43231, attention: Daniel P. Buettin, Secretary.

EXPERTS

The financial statements of MAPICS, Inc. as of September 30, 2001 and 2002 and for each of the three years in the period ended September 30, 2002 included in this joint proxy statement-prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Representatives of PricewaterhouseCoopers LLP will be present at the MAPICS annual meeting and will be available to respond to appropriate questions. They will also have an opportunity to make a statement if they desire to do so. MAPICS has engaged PricewaterhouseCoopers LLP to audit its financial statements for the fiscal year ending September 30, 2003.

The consolidated financial statements of Frontstep, Inc. and subsidiaries as of June 30, 2002 and 2001, and for the years ended June 30, 2002 and 2001, have been included in this joint proxy statement-prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of operations, shareholders’ equity, and cash flows of Frontstep, Inc. for the year ended June 30, 2000, included in this joint proxy statement-prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OPINIONS

The legality of the shares of MAPICS common stock to be issued in the merger will be passed upon by Alston & Bird LLP, Atlanta, Georgia.

Certain tax consequences of the transaction will be passed upon for MAPICS by Alston & Bird LLP, Atlanta, Georgia, and for Frontstep by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio.

WHERE YOU CAN FIND MORE INFORMATION

MAPICS and Frontstep file annual, quarterly and current reports, proxy and information statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at  1-800-SEC-0330.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. In addition, you can read and copy this information at the regional offices of the SEC at Woolworth Building, 233 Broadway, New York, New York 10279 and at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. You can also inspect reports, proxy and information statements, and other information about MAPICS and Frontstep at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

MAPICS filed a registration statement on Form S-4 with the SEC under the Securities Act of 1933, as amended, relating to the shares of MAPICS common stock offered to the Frontstep shareholders. The registration statement contains additional information about MAPICS, Frontstep and the shares of MAPICS common stock. The SEC allows MAPICS and Frontstep to omit certain information included in the registration statement from this joint proxy statement-prospectus. The registration statement may be inspected and copied at the SEC’s public reference facilities described above.

This joint proxy statement-prospectus incorporates important business and financial information about MAPICS and Frontstep that is not included in or delivered with this joint proxy statement-prospectus. The following documents filed with the SEC by MAPICS (SEC File No. 04-2711580) are incorporated by reference in the joint proxy statement-prospectus:

•	MAPICS’ Annual Report on Form 10-K for the fiscal year ended September 30, 2002; and

•	the description of MAPICS’ common stock contained in MAPICS’ Registration Statement on Form 8-A dated March 31, 1998, as amended by MAPICS’ filing on Form 8-A/A dated August 21, 1998.

The following documents filed with the SEC by Frontstep (SEC File No. 0-19024) are incorporated by reference in this joint proxy statement-prospectus:

•	Frontstep’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 2002;

•	Frontstep’s Quarterly Report on Form 10-Q for the three months ended September 30, 2002; and

•	Frontstep’s Current Reports on Form 8-K dated November 6, 2002 and November 26, 2002.

MAPICS also incorporates by reference additional documents filed by MAPICS pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement-prospectus and prior to final adjournment of the shareholder meetings. Any statement contained in this joint proxy statement-prospectus or in a document incorporated or deemed to be incorporated by reference in this joint proxy statement-prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.

You may obtain copies of the information incorporated by reference in this joint proxy statement-prospectus upon written or oral request. The inside front cover of this joint proxy statement-prospectus contains information about how such requests should be made. Any request for documents should be made by February 10, 2003 to ensure timely delivery of the documents.

All information contained in this joint proxy statement-prospectus or incorporated herein by reference with respect to MAPICS was supplied by MAPICS, and all information contained in this joint proxy statement-prospectus or incorporated herein by reference with respect to Frontstep was supplied by Frontstep.

FORWARD-LOOKING STATEMENTS

This joint proxy statement-prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, particularly those statements regarding the effects of the Frontstep acquisition, and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. For those statements, MAPICS and Frontstep claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relating to expectations about future results or events are based upon information available to MAPICS and Frontstep as of today’s date, and neither MAPICS nor Frontstep assumes any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of MAPICS, Frontstep or the combined company and actual results may vary materially from the results and expectations discussed. Although MAPICS and Frontstep have entered into the merger agreement, there is no assurance that the parties will complete the merger. In the event MAPICS and Frontstep do not receive necessary government or shareholder approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to the following:

•	conditions in the financial markets relevant to the proposed merger;

•	the successful integration of Frontstep into MAPICS’ business;

•	each company’s ability to compete in the highly competitive market for business software in the mid-sized manufacturing industry;

•	changes in economic conditions generally in the market for business software in the mid-sized manufacturing industry served by MAPICS and the combined company;

•	increased competition from other software companies that make products competing with those of the combined company;

•	the timing and level of capital expenditures;

•
the successful integration of this and subsequent acquisitions including the challenges inherent in diverting MAPICS’ management attention and resources from other strategic matters and from operational matters for an extended period of time;

•	the successful introduction of new products; and

•	the successful rationalization of existing operations.

For additional information that could cause actual results to differ materially from those described in the forward-looking statements, you should refer to the Annual Report on Form 10-K for MAPICS for the fiscal year ended September 30, 2002 and the Annual Report on Form 10-K/A for Frontstep for the fiscal year ended June 30, 2002, including any amendments.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of September 30, 2002 and the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2002 give effect to the proposed merger, accounted for as a purchase transaction. The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of MAPICS and Frontstep using the assumptions and adjustments set forth in the accompanying notes. MAPICS has a September 30th fiscal year-end while Frontstep has a fiscal year-end of June 30th. The unaudited pro forma condensed combined statement of operations combines MAPICS’ statement of operations for the fiscal year ended September 30, 2002 and Frontstep’s statement of operations for the fiscal year ended June 30, 2002. In the fiscal year ended September 30, 2002, MAPICS recorded an extraordinary item of $318,000, after tax, due to the loss on early extinguishment of debt, which has been excluded from the following historical and pro forma presentations.

As part of its preliminary review of the allocation of the cost of its merger with Frontstep, MAPICS considered whether acquired identifiable intangible assets, such as customer relationships, patents, covenants not to compete, research and development, software and marketing agreements, might exist. As discussed in note 2, preliminary results from an independent appraisal indicate the recognition of certain intangible assets. The excess of the cost over the amounts assigned to the assets acquired and liabilities assumed is recognized as goodwill. The purchase price allocation is subject to change pending the closing of the merger and the final results of the independent appraisal.

The unaudited pro forma condensed combined balance sheet is based on the historical consolidated balance sheets of MAPICS and Frontstep as of September 30, 2002 and gives effect to the merger as if the merger had been consummated at September 30, 2002. The unaudited pro forma condensed combined statement of operations gives effect to the merger as if the merger had been consummated at October 1, 2001. While MAPICS believes that synergies and cost savings may result from the merger, the unaudited pro forma condensed combined financial information does not give effect to the anticipated synergies or cost savings in connection with the merger.

The unaudited pro forma condensed combined financial information should be read in conjunction with MAPICS’ consolidated historical financial statements and those of Frontstep, including the respective notes to those financial statements. The pro forma information is not necessarily indicative of the combined financial position and results of operations in the future, or of the combined financial position and the results of operations, which would have resulted had the merger been consummated during the periods or as of the dates for which the pro forma information is presented.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2002
(in thousands)

	MAPICS	Frontstep	Pro Forma Adjustments	Reference to Note 3		MAPICS Pro Forma
Current assets:
Cash and cash equivalents	$23,661	$3,446	$(1,500)	(i	)	$25,607
Accounts receivable, net	25,428	24,965	—			50,393
Deferred income taxes	3,600	3,386	—			6,986
Deferred royalties	7,581	—	—			7,581
Deferred commissions	8,822	—	—			8,822
Prepaid expenses and other current assets	3,127	8,914	(491)	(a	)	11,550

Total current assets	72,219	40,711	(1,991)			110,939

Computer software costs, net	16,739	16,890	(4,704)	(b	)	28,925
Property and equipment, net	3,596	4,627	—			8,223
Deferred income taxes	6,510	—	—			6,510
Intangibles, net	3,367	—	5,818	(c	)	9,185
Goodwill, net	3,689	8,025	15,531	(c	)	27,245
Other assets	1,990	1,051	—			3,041

Total assets	$108,110	$71,304	$14,654			$194,068

Current Liabilities:
Accounts payable and accrued expenses	$29,725	$11,360	$3,000	(d	)	$44,085
Deferred license revenue	18,893	—	—			18,893
Deferred services revenue	40,969	18,790	(3,699)	(e	)	56,060
Current portion of long term debt	—	15,593	(9,234)	(i	)	6,359

Total current liabilities	89,587	45,743	(9,933)			125,397
Long term debt	—	3,930	9,570	(i	)	13,500
Deferred income taxes	—	4,268	1,148	(f	)	5,416
Other noncurrent liabilities	3,563	—	—			3,563

Total liabilities	93,150	53,941	785			147,876

Minority interest	—	114	—			114

Shareholders’ equity:
Preferred stock	175	10,865	(10,865)	(g	)	175
Common stock	204	79	(37)	(g	)	246
Additional paid in capital	63,129	39,993	(8,917)	(g	)	94,205
Treasury stock	(15,153)	(1,320)	1,320	(g	)	(15,153)
Accumulated other comprehensive loss	(62)	(3,297)	3,297	(g	)	(62)
Restricted stock compensation	(304)	—	—			(304)
Retained earnings	(33,029)	(29,071)	29,071	(g	)	(33,029)

Total shareholders’ equity	14,960	17,249	13,869			46,078

Total liabilities and shareholders’ equity	$108,110	$71,304	$14,654			$194,068

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended September 30, 2002
(in thousands, except per share data)

	MAPICS	Frontstep	Pro Forma Adjustments	Reference to Note 3		MAPICS Pro Forma
Revenue:
License	$40,207	$28,462	$—			$68,669
Services	88,092	64,204	(3,699)	(e	)	148,597

Total revenue	128,299	92,666	(3,699)			217,266

Operating expenses:
Cost of license revenue	14,647	14,749	(3,990)	(h	)	25,406
Cost of services revenue	32,436	31,781	982	(h	)	65,199
Selling and marketing	35,092	32,610	—			67,702
Product development	15,331	6,182	—			21,513
General and administrative	12,447	9,311	—			21,758
Acquisition and restructuring costs	3,707	—	—			3,707

Total operating expenses	113,660	94,633	(3,008)			205,285

Income (loss) from operations	14,639	(1,967)	(691)			11,981
Other income (expense)	(600)	(2,142)	1,520	(j	)	(1,222)

Income (loss) before income taxes	14,039	(4,109)	829			10,759
Income tax expense (benefit)	(20)	(693)	290	(k	)	(423)

Net income (loss) before extraordinary item	$14,059	$(3,416)	$539			$11,182

Net income (loss) per share before extraordinary item (basic)	$0.77	$(0.44)				$0.50
Weighted average number of common shares outstanding (basic)	18,355	7,694				22,555

Net income (loss) per share before extraordinary item (diluted)	$0.69	$(0.44)				$0.45
Weighted average number of common shares outstanding (diluted)	20,520	7,694				24,720

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

This section sets forth (i) an unaudited pro forma condensed combined balance sheet as of September 30, 2002, (ii) an unaudited pro forma condensed combined statement of operations for the year ended September 30, 2002, and (iii) the related notes thereto. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and the related notes thereto of MAPICS and Frontstep included in the Annual Report on Form 10-K of MAPICS for the fiscal year ended September 30, 2002 and the Annual Report on Form 10-K/A of Frontstep for the fiscal year ended June 30, 2002, which are located at Annexes F and G to this joint proxy statement-prospectus.

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of MAPICS and the historical consolidated balance sheet of Frontstep, each as of September 30, 2002, as if the merger had been completed on September 30, 2002. The unaudited pro forma condensed combined statement of operations combine the consolidated statement of operations of MAPICS for the year ended September 30, 2002, and the consolidated statement of operations of Frontstep for the year ended June 30, 2002, as if the merger had been consummated on October 1, 2001. The unaudited pro forma condensed combined financial information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the combined company, or of the financial position or results of operations of the combined company that would have actually occurred had the merger been in effect as of the date or for the periods presented. For purposes of the unaudited pro forma condensed combined financial information, certain reclassifications have been made to Frontstep’s historical amounts to conform to MAPICS’ presentation.

The merger will be accounted for as a purchase for financial accounting purposes as required by SFAS No. 141, Business Combinations, in accordance with accounting principles generally accepted in the United States. For purposes of preparing MAPICS’ consolidated financial statements, MAPICS will establish a new basis for Frontstep’s assets and liabilities based upon their fair values. MAPICS believes that any excess costs of the merger over the amounts assigned to the assets acquired and liabilities assumed will be recognized as goodwill. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. MAPICS will determine the fair value of Frontstep’s assets and liabilities and will make appropriate purchase accounting adjustments upon completion of such determination. However, for purposes of disclosing pro forma information in this joint proxy statement-prospectus, MAPICS has made a preliminary determination of the purchase price allocation based upon current estimates and assumptions, which is subject to revision upon completion of the independent appraisal process following the merger.

The key events that need to occur before MAPICS can finalize its purchase price allocation include consummation of the merger and completion of the valuation of Frontstep’s net assets, which is currently being performed. Factors such as the final balance sheet of Frontstep prior to closing and the results of the final valuation of Frontstep will have an impact on the final purchase price allocation. MAPICS expects to complete this process during the allocation period within one year from the consummation of the merger.

Note 1.    Purchase Price

The merger agreement provides that shareholders of Frontstep will receive, in the aggregate, 4,200,000 shares of MAPICS common stock in exchange for all of the outstanding Frontstep common shares as of the effective time of the merger. The assumed “exchange ratio,” .300846, is determined by dividing 4,200,000 shares of MAPICS common stock to be issued in the merger by the total number of Frontstep common shares outstanding at the time the merger is completed. The warrant held by Foothill will be exchanged for a new warrant to acquire approximately 134,000 shares of MAPICS common stock. The Frontstep options will be converted into options to purchase shares of MAPICS common stock based on the exchange ratio.

The total purchase price, based upon the issuance of 4,200,000 shares of MAPICS common stock and the number of Frontstep options and the Foothill warrant to purchase Frontstep common shares outstanding at September 30, 2002, would be as follows (in thousands), except share data and the exchange ratio:

Market value of MAPICS stock to be issued	$29,677	(1)
Estimated fair market value of Frontstep options	951	(2)
Estimated fair market value of Foothill warrant	490	(3)
Estimated total direct merger costs	3,000	(4)

Total purchase price	$34,118

(1)	Based on the average closing stock price of MAPICS from November 21, 2002 to November 27, 2002 of $7.07 multiplied by 4,200,000 shares.
(2)
Represents the estimated fair value of Frontstep options to be converted to MAPICS options. The fair value of the Frontstep options was determined based upon the MAPICS stock price of $7.41 on November 25, 2002 and an exchange ratio of .300846 using the Black-Scholes option valuation model assuming a risk-free rate of 2.5%, a volatility rate of 71% and expected remaining term of the options of 2.5 years. The average remaining term of the options is 5.3 years. The final fair value will be based on the ultimate number of Frontstep options exchanged for MAPICS options.

(3)
Represents the estimated fair value of the warrant held by Foothill adjusted based on the exchange ratio. The fair value of the warrant held by Foothill was determined based upon the MAPICS stock price of $7.41 on November 25, 2002 and an exchange ratio of .300846 using the Black-Scholes valuation model assuming a risk free rate of 3.0%, a volatility rate of 71% and the remaining term of 3.3 years.

(4)	Estimated total direct merger costs include:

Change in control obligations to Frontstep management	$1,000
Investment banking fees	750
Legal, accounting fees and printing fees	750
Other	500

Total transaction costs	$3,000

Note 2.    Allocation of Purchase Price

The preliminary purchase price allocation is as follows:

Total purchase price	$34,118

Net assets of Frontstep based on historical carrying amounts as of September 30, 2002	17,249

Increase (decrease) in net assets to reflect estimated fair value adjustments under the purchase method of accounting:
Deferred services revenue	3,699
Prepaid expenses and other current assets	(491)
Deferred income tax liability	(1,148)
Computer software costs	(4,704)
Long term debt, current and non-current	(336)
Other intangible assets	5,818
Cash and cash equivalents	(1,500)

Fair value of net assets acquired	$18,587

Additional amount assigned to goodwill	$15,531

Note 3.    Pro Forma Adjustments

The following are descriptions of the pro forma purchase accounting and other merger-related adjustments, labeled (a) through (k), which have been reflected in the accompanying pro forma condensed combined balance sheet and pro forma condensed combined statement of operations. The adjustments are subject to change based on the consummation of the merger and the final results of the independent appraisal. Amounts set forth below are in thousands, except share data and the exchange ratio.

(a)    The adjustment represents capitalized marketing collateral costs that are being written off to conform with MAPICS’ policy of expensing such costs as incurred.

(b)    The adjustment represents the difference in the estimated fair market value of Frontstep’s computer software costs compared to its carrying costs. The fair value of the computer software costs was based on the preliminary results of an independent appraisal. The amount of the adjustment is subject to change pending the final appraisal results.

(c)    The adjustments of $15,531 and $5,818 represent the estimated increase to Frontstep’s existing goodwill and other intangible assets, respectively, related to the merger. In accordance with SFAS No. 142, the goodwill recorded in the merger will not be amortized. The other intangible assets represent customer lists and trade names. The fair value of the intangibles was based on the preliminary results of an independent appraisal. The estimated average remaining life of the intangibles is five years.

	Historical		Pro Forma Adjustments	Pro Forma Combined
	MAPICS	Frontstep
Goodwill, net	$3,689	$8,025	$15,531	$27,245

Other Intangible Assets, net	$3,367	$—	$5,818	$9,185

(d)    Adjustment represents the accrual of direct merger costs as described in Note 1 to the pro forma condensed combined financial statements.

(e)    Adjustments to record the deferred services revenue at fair value.

(f)    Adjustment represents an increase to the valuation allowance based on the preliminary assessment of the limitations of certain net operating loss carryforwards. The final valuation allowance will be based on a full assessment of the realizability of certain acquired net operating loss carryforwards. Additionally, deferred income taxes have been increased for differences between the allocation values and the tax basis of the assets and liabilities, at the federal statutory rate of 35%.

(g)    Represents (i) the elimination of Frontstep’s historical shareholders’ equity of $17,249, (ii) the issuance of 4,200,000 shares of MAPICS common stock at a total market value of $29,677 based on $7.07 per share and (iii) the estimated fair market value of Frontstep options and warrants of $1,441 exchanged for MAPICS options and a warrant based on an exchange ratio of .300846.

(h)    Represents the decrease in amortization of computer software costs of $3,990 due to the fair value established as discussed in note (b) as well as the new amortization of $982 of the identifiable intangible assets discussed in note (c). The adjustment to amortization has been calculated as if the merger had been consummated at October 1, 2001.

(i)    Represents the adjustments to the carrying value of Frontstep’s outstanding debt and the reclassification of certain amounts from current to noncurrent based on the new credit facility MAPICS expects to obtain to satisfy the repayment and termination of the credit facility with Foothill.

		Pro Forma Adjustments
	As Reported	Adjustments		Payments at Closing		Pro Forma
Current:
Minority interest note payable	$2,000	$—		$—		$2,000
Foothill credit facility	13,593	766	(1)	(14,359	)(3)	—
New MAPICS credit facility				4,359	(3)	4,359

	15,593	766		(10,000)		6,359

Long Term:
Preferred shareholder convertible notes	3,930	1,070	(2)	(1,500	)(4)	3,500
New MAPICS credit facility				10,000	(3)	10,000

	3,930	1,070		8,500		13,500

Total	$19,523	$1,836		$(1,500)		$19,859

(1)
Adjustment to the carrying value of the Foothill credit facility as a result of the warrant held by Foothill as MAPICS expects that the credit facility with Foothill will be repaid and terminated at closing.

(2)
Adjustment to the carrying value of the preferred shareholder convertible notes due to the cancellation of warrants as a result of the restructuring agreement among holders of Frontstep Series A convertible preferred shares.

(3)
Reclassification based on the new credit facility that MAPICS expects it will enter into to satisfy the repayment and termination of the credit facility with Foothill. The new credit facility is anticipated to be a combination of a term loan and a revolving line of credit.

(4)	Repayment of $1,500 of convertible notes at closing as specified in the merger agreement.

(j)    Represents the decrease in interest expense as a result of the planned borrowing to retire the Frontstep credit facility at closing as discussed in note 3(i). The refinancing of Frontstep’s credit facility will be accomplished through a combination of term loans and revolving credit facilities. The adjustment was based on the assumption that the new borrowings would be variable rate debt with terms of LIBOR plus 3%. The adjustment was based on the assumption that this refinancing occurred on October 1, 2001 and is based on the month-end 3-month LIBOR rates plus 3% throughout the period October 1, 2001 through September 30, 2002. A change of 1/8% in the rate would change interest expense by approximately $16 for the period ended September 30, 2002.

(k)    Represents the tax effect of the pro forma adjustments to the condensed combined statement of operations at the statutory federal rate of 35%.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MAPICS, INC.,

FP ACQUISITION SUB, INC.,

AND

FRONTSTEP, INC.

Dated as of November 24, 2002

i

EXHIBIT INDEX

Exhibit	Description	Page

Exhibit 1	Voting Agreements.	1

Exhibit 2	Restructuring Agreement	10

Exhibit 3	Affiliates Agreement	40

Exhibit 4	New Foothill Warrant	56

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 24, 2002, by and among MAPICS, INC. (“MAPICS”), a Georgia corporation; FP ACQUISITION SUB, INC. (“Sub”), a Georgia corporation; and FRONTSTEP, INC. (“Frontstep”), an Ohio corporation.

Preamble

The respective Boards of Directors of Frontstep, Sub and MAPICS believe that the transactions described herein are in the best interests of the Parties to this Agreement and their respective shareholders. This Agreement provides for the acquisition of Frontstep by MAPICS pursuant to the merger of Sub with and into Frontstep. At the effective time of such Merger, the outstanding shares of the capital stock of Frontstep shall be converted into the right to receive shares of the common stock of MAPICS (except as provided herein). As a result, shareholders of Frontstep shall become shareholders of MAPICS and Frontstep shall continue to conduct its business and operations as a wholly owned subsidiary of MAPICS. The transactions described in this Agreement are subject to the approvals of the shareholders of Frontstep, the shareholders of MAPICS, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Concurrently with the execution and delivery of this Agreement, as a condition and inducement to MAPICS’s willingness to enter into this Agreement, certain of the holders of the outstanding shares of Frontstep Common Stock, Frontstep Preferred Stock and the Frontstep Note Warrants and the Series A Warrants have executed and delivered to MAPICS an agreement in substantially the form of Exhibit 1 (the “Voting Agreements”), pursuant to which they have agreed, among other things, subject to the terms of such Voting Agreement, to vote the shares of Frontstep Common Stock over which such Persons have voting power to approve and adopt this Agreement.

Certain capitalized terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

ARTICLE 1    TRANSACTIONS AND TERMS OF MERGER

1.1    Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time, Sub shall be merged with and into Frontstep in accordance with the provisions of Section 1701.78 of the Ohio Revised Code (“ORC”) and with the effect provided in Section 1701.82 of the ORC and Section 14-2-1107 of the Georgia Business Corporation Code (“GBCC”) and with the effect provided in Section 14-2-1106 of the GBCC (the “Merger”). Frontstep shall be the Surviving Corporation resulting from the Merger and shall become a wholly owned Subsidiary of MAPICS and shall continue to be governed by the Laws of the State of Ohio. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Frontstep, Sub and MAPICS and by MAPICS, as the sole shareholder of Sub.

1.2    Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at Alston & Bird, LLP, 1201 West Peachtree Street, Atlanta, Georgia or at such location as may be mutually agreed upon by the Parties.

1.3    Effective Time.

The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Ohio and the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Georgia (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the first business day following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Frontstep and shareholders of MAPICS approve this Agreement to the extent such approval is required by applicable Law.

ARTICLE 2    TERMS OF MERGER

2.1    Charter.

The Articles of Incorporation of Sub in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until duly amended or repealed; provided that such Articles of Incorporation shall be amended to reflect that the name of the Surviving Corporation shall be “Frontstep, Inc.”

2.2    Bylaws.

The Bylaws of Sub in effect immediately prior to the Effective Time shall be the Code of Regulations of the Surviving Corporation until duly amended or repealed.

2.3    Directors and Officers.

The directors of Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Code of Regulations of the Surviving Corporation. The officers of Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Code of Regulations of the Surviving Corporation.

ARTICLE 3    MANNER OF CONVERTING SHARES

3.1    Conversion of Shares.

Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of MAPICS, Frontstep, Sub or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a) Each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into one share of Frontstep Common Stock.

(b) Each share of Frontstep Common Stock (excluding shares held by any Frontstep Entity or any MAPICS Entity, and excluding shares held by shareholders who perfect their statutory dissenters’ rights as provided in Section 3.3) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive that fraction of a share of MAPICS Common Stock equal to (i) 4,200,000 shares divided by (ii) the total number of shares of Frontstep Common Stock (assuming the conversion of all outstanding shares of the Frontstep Preferred Stock and the exercise of the Frontstep Note Warrants) outstanding immediately prior to the Effective Time (the “Exchange Ratio”) .

(c) Pursuant to the MAPICS Rights Agreement, each share of MAPICS Common Stock issued in connection with the Merger upon conversion of Frontstep Common Stock shall be accompanied by a MAPICS Right.

(d) Each of the shares of Frontstep Common Stock held by any Frontstep Entity or by any MAPICS Entity shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

3.2    Anti-Dilution Provisions.

In the event MAPICS changes the number of shares of MAPICS Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

3.3    Dissenting Shareholders.

Any holder of shares of Frontstep Common Stock who perfects such holder’s dissenters’ rights in accordance with and as contemplated by Section 1701.85 of the ORC shall be entitled to receive from MAPICS or the Surviving Corporation the fair value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the ORC and, if required by such provisions of the ORC, surrendered to Frontstep the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Frontstep fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s shares, MAPICS shall issue and deliver the consideration to which such holder of shares of Frontstep Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing the shares of Frontstep Common Stock held by such holder. If and to the extent required by applicable Law, MAPICS shall cause the Surviving Corporation to establish (or cause to be established) an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting shareholders. Upon satisfaction of all claims of dissenting shareholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be returned to the Surviving Corporation.

3.4    Fractional Shares.

Notwithstanding any other provision of this Agreement, each holder of shares of Frontstep Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of MAPICS Common Stock (after taking into account all certificates delivered by such holder) shall receive from MAPICS, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of MAPICS Common Stock multiplied by the market value of one share of MAPICS Common Stock at the Effective Time. The market value of one share of MAPICS Common Stock at the Effective Time shall be the last sale price of such common stock on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by MAPICS) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

3.5    Conversion of Stock Options.

(a) At the Effective Time, each option or other Equity Right to purchase shares of Frontstep Common Stock pursuant to stock options or stock appreciation rights (“Frontstep Options”) granted by Frontstep under the Frontstep Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, but excluding any Frontstep Options issued pursuant to the Director Plan, shall be converted into and become rights with respect to MAPICS Common Stock, and MAPICS shall assume each Frontstep Option, in accordance with the terms of the Frontstep Stock Plan and stock option agreement by which it is evidenced, except that from and after the

Effective Time, (i) MAPICS and its Compensation Committee shall be substituted for Frontstep and the Committee of Frontstep’s Board of Directors (including, if applicable, the entire Board of Directors of Frontstep) administering such Frontstep Stock Plan, (ii) each Frontstep Option assumed by MAPICS may be exercised solely for shares of MAPICS Common Stock (or cash, if so provided under the terms of such Frontstep Option), (iii) the number of shares of MAPICS Common Stock subject to such Frontstep Option shall be equal to the number of shares of Frontstep Common Stock subject to such Frontstep Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price under each such Frontstep Option shall be adjusted by dividing the per share exercise price under each such Frontstep Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the preceding sentence, MAPICS shall not be obligated to issue any fraction of a share of MAPICS Common Stock upon exercise of Frontstep Options and any fraction of a share of MAPICS Common Stock that otherwise would be subject to a converted Frontstep Option shall represent the right to receive a cash payment upon exercise of such converted Frontstep Option equal to the product of such fraction and the difference between the market value of one share of MAPICS Common Stock at the time of exercise of such converted Frontstep Option and the per share exercise price of such converted Frontstep Option. The market value of one share of MAPICS Common Stock at the time of exercise of a converted Frontstep Option shall be the last sale price of such common stock on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by MAPICS) on the last trading day preceding the date of exercise. In addition, notwithstanding the provisions of clauses (iii) and (iv) of the first sentence of this Section 3.5, each Frontstep Option which is an “incentive stock option” shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. Each of Frontstep and MAPICS agrees to take all steps reasonably necessary to effectuate the foregoing provisions of this Section 3.5, including using its reasonable efforts to obtain from each holder of a Frontstep Option any Consent or Contract that may reasonably be deemed necessary or advisable in order to effect the transactions contemplated by this Section 3.5, which Consent or Contract shall be in form and content reasonably acceptable to Frontstep and MAPICS. Anything in this Agreement to the contrary notwithstanding, MAPICS shall have the right, in its sole discretion, not to deliver the consideration provided in this Section 3.5 to a former holder of a Frontstep Option who has not delivered such Consent or Contract.

(b) The Board of Directors of Frontstep or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall adopt a resolution in advance of the Effective Time providing that the disposition by the officers and directors of Frontstep of Frontstep Common Stock, Frontstep Options or other equity securities of Frontstep pursuant to the Merger or the other transactions contemplated by this Agreement is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. The Board of Directors of MAPICS or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall adopt a resolution in advance of the Effective Time providing that the receipt by the Frontstep Insiders (as defined below) of MAPICS Common Stock or other equity securities of MAPICS pursuant to the Merger or the other transactions contemplated by this Agreement (to the extent such equity securities are listed in the Section 16 Information, as defined below) is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. For purposes of this Section 3.5(b), the term “Frontstep Insiders” means those officers and directors of Frontstep who will become subject to the reporting requirements of Section 16(a)of the Exchange Act as insiders of MAPICS in conjunction with the Merger , and the term “Section 16 Information” means information provided by Frontstep that is accurate in all respects regarding Frontstep Insiders and the number of shares of MAPICS Common Stock or other MAPICS equity securities to be acquired by each such Frontstep Insider in connection with the Merger and other transactions contemplated by this Agreement.

(c) At the Effective Time, the Foothill Warrant shall be cancelled and exchanged for the New Foothill Warrant.

ARTICLE 4    EXCHANGE OF SHARES

4.1    Exchange Procedures.

(a) Promptly after the Effective Time, MAPICS shall make available to MAPICS’s transfer agent or another exchange agent selected by MAPICS (the “Exchange Agent”) for exchange in accordance with this Section 4.1 the shares of MAPICS Common Stock issuable pursuant to this Agreement and cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 3.4. Promptly after the Effective Time, MAPICS and Frontstep shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which represented shares of Frontstep Common Stock immediately prior to the Effective Time (the “Certificates”) appropriate transmittal materials and instructions (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent). The Certificate or Certificates of Frontstep Common Stock so delivered shall be duly endorsed as the Exchange Agent may require. In the event of a transfer of ownership of shares of Frontstep Common Stock represented by Certificates that is not registered in the transfer records of Frontstep, the consideration provided in Section 3.1 may be issued to a transferee if the Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, mislaid, stolen or destroyed, (ii) such bond, security or indemnity as MAPICS and the Exchange Agent may reasonably require and (iii) any other documents necessary to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. MAPICS shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the consideration provided in Section 3.1.

(b) After the Effective Time, each holder of shares of Frontstep Common Stock (other than shares to be canceled pursuant to Section 3.1(d) or as to which statutory dissenters’ rights have been perfected as provided in Section 3.3) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares (or deliver an affidavit of lost stock certificate, together with such bond, security or indemnity agreement as the Exchange Agent may reasonably require) to the Exchange Agent and shall promptly upon surrender or delivery thereof receive in exchange therefor the consideration provided in Section 3.1 (without interest thereon) pursuant to Section 3.2. To the extent required by Section 3.4, each holder of shares of Frontstep Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the Certificate or Certificates, cash in lieu of any fractional share of MAPICS Common Stock to which such holder may be otherwise entitled (without interest). MAPICS shall not be obligated to deliver the consideration to which any former holder of Frontstep Common Stock is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates for exchange as provided in this Section 4.1.

(c) Each of MAPICS, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Frontstep Common Stock such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or any provision of state, local or foreign Tax Law. To the extent that any amounts are so withheld by MAPICS, the Surviving Corporation or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Frontstep Common Stock in respect of which such deduction and withholding was made by MAPICS, the Surviving Corporation or the Exchange Agent, as the case may be.

(d) Any other provision of this Agreement notwithstanding, none of MAPICS, the Surviving Corporation or the Exchange Agent shall be liable to a holder of Frontstep Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law. Adoption of this Agreement by the shareholders of Frontstep shall constitute ratification of the appointment of the Exchange Agent.

4.2    Rights of Former Frontstep Shareholders.

At the Effective Time, the stock transfer books of Frontstep shall be closed as to holders of Frontstep Common Stock immediately prior to the Effective Time and no transfer of Frontstep Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing shares of Frontstep Common Stock (other than shares to be canceled pursuant to Section 3.1(d) or as to which statutory dissenters’ rights have been perfected as provided in Section 3.3) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 in exchange therefor, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Frontstep in respect of such shares of Frontstep Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former shareholders of record of Frontstep shall be entitled to vote after the Effective Time at any meeting of MAPICS shareholders the number of whole shares of MAPICS Common Stock into which their respective shares of Frontstep Common Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing MAPICS Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by MAPICS on the MAPICS Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of MAPICS Common Stock issuable pursuant to this Agreement, but from and after the Effective Time no dividend or other distribution payable to the holders of record of MAPICS Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate for exchange (or delivers an affidavit of lost stock certificate, together with such bond, security or indemnity agreement as the Exchange Agent may reasonably require) as provided in Section 4.1. However, upon surrender of such Certificate or delivery of such affidavit, both the MAPICS Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Certificate or affidavit.

4.3    Other Transactions.

At the Effective Time, MAPICS shall (a) pay to Lawrence Fox (“Fox”), against delivery by Fox to the Surviving Corporation for surrender and cancellation of all Convertible Notes owned, of record or beneficially, by Fox, the principal amount of and all accrued but unpaid interest on such Convertible Notes; (b) issue and deliver the New Notes upon satisfaction of the condition set forth in Section 9.2(m) and as provided therein; and (c) issue and deliver the New Mitsui Notes upon satisfaction of the condition set forth in Section 9.2(q) and as provided therein; and MAPICS shall issue and deliver the New Foothill Warrant to Foothill against surrender by Foothill of the Foothill Warrant for cancellation. At the Effective Time, MAPICS shall pay in full all obligations under the Frontstep Credit Facility then outstanding.

ARTICLE 5    REPRESENTATIONS AND WARRANTIES OF FRONTSTEP

Frontstep hereby represents and warrants to MAPICS and Sub as follows:

5.1    Organization, Standing, and Power.

Frontstep is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Ohio, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets as the same are now owned, leased or operated. Frontstep is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect. The minute book and other organizational documents for Frontstep have been made available to MAPICS for its review and, except as disclosed in Section 5.1 of the Frontstep Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors (including any committees of the Board of Directors) and shareholders thereof.

5.2    Authority of Frontstep; No Breach By Agreement.

(a) Frontstep has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval and adoption of this Agreement and the Merger by Frontstep’s shareholders in accordance with this Agreement and Ohio law, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Frontstep, subject to the approval and adoption of this Agreement by the holders of two-thirds of the outstanding shares of Frontstep Common Stock as contemplated by Section 8.1, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by Frontstep (assuming the conversion of all outstanding shares of Frontstep Preferred Stock prior to the record date for the Frontstep Shareholder Meeting). Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of Frontstep, enforceable against Frontstep in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by Frontstep, nor the consummation by Frontstep of the transactions contemplated hereby, nor compliance by Frontstep with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Frontstep’s Articles of Incorporation or Code of Regulations or the certificate or articles of incorporation or bylaws (or equivalent documents) of any Frontstep Subsidiary or any resolution adopted by the board of directors or the shareholders of any Frontstep Entity, or (ii) except as disclosed in Section 5.2 of the Frontstep Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Frontstep Entity under, any Contract or Permit of any Frontstep Entity where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) or (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Frontstep Entity or any of their respective material Assets (including any MAPICS Entity or any Frontstep Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Frontstep Entity being reassessed or revalued by any Regulatory Authority).

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and the rules of Nasdaq, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Frontstep of the Merger and the other transactions contemplated in this Agreement.

5.3    Capital Stock.

(a) The authorized capital stock of Frontstep consists of (i) 20,000,000 shares of Frontstep Common Stock, of which 7,568,218 shares are issued and outstanding as of the date of this Agreement and not more than 15,944,497 shares will be issued and outstanding at the Effective Time, and (ii) 1,000,000 shares of Frontstep Preferred Stock, of which 566,933 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Frontstep are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Frontstep has been issued in violation of any preemptive rights of the current or past shareholders of Frontstep.

(b) Except as set forth in Section 5.3(a), or as disclosed in Section 5.3(b) of the Frontstep Disclosure Memorandum, there are no shares of capital stock or other equity securities of Frontstep outstanding and no outstanding Equity Rights relating to the capital stock of Frontstep. Except as specifically contemplated by this Agreement or as disclosed in Section 5.3(b) of the Frontstep Disclosure Memorandum, no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Equity Right for the purchase, subscription or issuance of any securities of Frontstep.

(c) Each holder of Frontstep Preferred Stock and Frontstep have executed and delivered the Restructuring Agreement, and a true and correct copy of the Restructuring Agreement, as so executed and delivered, is attached hereto as Exhibit 2.

5.4    Frontstep Subsidiaries.

Frontstep has disclosed in Section 5.4. of the Frontstep Disclosure Memorandum each of the Frontstep Subsidiaries that is a corporation (identifying its jurisdiction of incorporation, each jurisdiction in which it is qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and each of the Frontstep Subsidiaries that is a general or limited partnership, limited liability company, or other non-corporate entity (identifying the Law under which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 5.4. of the Frontstep Disclosure Memorandum, Frontstep or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Frontstep Subsidiary. No capital stock (or other equity interest) of any Frontstep Subsidiary is or may become required to be issued (other than to another Frontstep Entity) by reason of any Equity Rights, and there are no Contracts by which any Frontstep Subsidiary is bound to issue (other than to another Frontstep Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Frontstep Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Frontstep Subsidiary (other than to another Frontstep Entity). Except as set forth in Section 5.4 of the Frontstep Disclosure Memorandum, there are no Contracts relating to the rights of any Frontstep Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Frontstep Subsidiary. Except as set forth in Section 5.4 of the Frontstep Disclosure Memorandum, all of the shares of capital stock (or other equity interests) of each Frontstep Subsidiary held by a Frontstep Entity are fully paid and nonassessable and are owned by the Frontstep Entity free and clear of any Lien. Except as disclosed in Section 5.4 of the Frontstep Disclosure Memorandum, each Frontstep Subsidiary is a corporation, limited liability company, limited partnership or limited liability partnership, and each such Subsidiary is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Frontstep Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect. The minute book and other organizational documents for each Frontstep Subsidiary have been made available to MAPICS for its review, and, except as disclosed in Section 5.4 of the Frontstep Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors or other governing body and shareholders or other owners thereof.

5.5    SEC Filings; Financial Statements.

Except as disclosed in Section 5.5 of the Frontstep Disclosure Memorandum,

(a) Frontstep has timely filed and made available to MAPICS all SEC Documents required to be filed by Frontstep since June 30, 1999 (the “Frontstep SEC Reports”). The Frontstep SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, including without limitation, the inclusion of the certifications required by Rule 15d-14 under the Exchange Act, and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Frontstep SEC Reports or necessary in order to make the statements in such Frontstep SEC Reports, in light of the circumstances under which they were made, not misleading. No Frontstep Subsidiary is required to file any SEC Documents.

(b) Each of the Frontstep Financial Statements (including, in each case, any related notes) contained in the Frontstep SEC Reports, including any Frontstep SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Frontstep and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

5.6    Absence of Undisclosed Liabilities.

Except as disclosed in Section 5.6 of the Frontstep Disclosure Memorandum, no Frontstep Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Frontstep as of June 30, 2002 and September 30, 2002, included in the Frontstep Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. Except as disclosed in Section 5.6 of the Frontstep Disclosure Memorandum, no Frontstep Entity has incurred or paid any Liability since June 30, 2002, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

5.7    Absence of Certain Changes or Events.

Since June 30, 2002, except as disclosed in the Frontstep Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the Frontstep Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect, and (ii) none of the Frontstep Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Frontstep provided in Article 7.

5.8    Tax Matters.

Except as disclosed in Section 5.8 of the Frontstep Disclosure Memorandum:

(a) All Frontstep Entities have timely filed with the appropriate Taxing authorities all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, except where the failure to timely file such Tax

Returns would not have a Frontstep Material Adverse Effect, and such Tax Returns, when filed, were correct and complete in all material respects. None of the Frontstep Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Frontstep Entities (whether or not shown on any Tax Return) have been fully and timely paid other than such Taxes not yet due or payable that are adequately reserved against in the consolidated balance sheets of Frontstep as of June 30, 2002 and September 30, 2002 included in the Frontstep Financial Statements delivered prior to the date of this Agreement. There are no Liens for any Taxes (other than a Lien for current Taxes not yet due and payable) on any of the Assets of any of the Frontstep Entities. No claim has ever been made by an authority in a jurisdiction where any Frontstep Entity does not file a Tax Return that such Frontstep Entity may be subject to Taxes by that jurisdiction.

(b) None of the Frontstep Entities has received any notice of assessment or proposed assessment in connection with any Taxes, other than those Taxes the assessment of which would not have a Frontstep Material Adverse Effect, and there are no pending, or to the Knowledge of Frontstep threatened, disputes, claims, audits or examinations regarding any Taxes of any Frontstep Entity or the Assets of any Frontstep Entity. To the Knowledge of Frontstep, no officer or employee responsible for Tax matters of any Frontstep Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed. None of the Frontstep Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

(c) Each Frontstep Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

(d) The unpaid Taxes of each Frontstep Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Frontstep Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Frontstep Entities in filing their Tax Returns.

(e) None of the Frontstep Entities is a party to any Tax allocation or sharing agreement and none of the Frontstep Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Frontstep) or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law (other than the other current or former members of the consolidated group of which Frontstep is parent), or as a transferee or successor, by contract or otherwise.

(f) During the five-year period ending on the date hereof, none of the Frontstep Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Internal Revenue Code.

(g) None of the Frontstep Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code. Frontstep has not been a United States real property holding corporation within the meaning of Internal Revenue Code Section 897(c)(1)(A)(ii). None of the Frontstep Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Internal Revenue Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. The net operating losses of the Frontstep Entities are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Internal Revenue Code or any other provisions of the Internal Revenue Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement. None of the Frontstep Entities has filed a consent under Code Section 341(f) concerning collapsible corporations.

(h) Each of the Frontstep Entities engaged in business in the United States is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

(i) No Frontstep Entity incorporated or organized under the laws of a state in the United States has or has had in any foreign country a permanent establishment, as defined in any applicable tax treaty or convention between the United States and such foreign country.

5.9    Assets.

(a) Except as disclosed in Section 5.9 of the Frontstep Disclosure Memorandum or as disclosed or reserved against in the Frontstep Financial Statements delivered prior to the date of this Agreement, the Frontstep Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a Frontstep Material Adverse Effect. All tangible properties used in the businesses of the Frontstep Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Frontstep’s past practices.

(b) All items of inventory of the Frontstep Entities reflected on the most recent balance sheet included in the Frontstep Financial Statements delivered prior to the date of this Agreement and prior to the Effective Time consisted and will consist, as applicable, of items of a quality and quantity usable and saleable in the ordinary course of business and conform to generally accepted standards in the industry in which the Frontstep Entities are a part.

(c) Except as disclosed in Section 5.9 of the Frontstep Disclosure Memorandum, the accounts receivable of the Frontstep Entities as set forth on the most recent balance sheet included in the Frontstep Financial Statements delivered prior to the date of this Agreement or arising since the date thereof are valid and genuine; have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice; are not subject to valid defenses, set-offs or counterclaims; and are collectible within 90 days after billing at the full recorded amount thereof less, in the case of accounts receivable appearing on the most recent balance sheet included in the Frontstep Financial Statements delivered prior to the date of this Agreement, the recorded allowance for collection losses on such balance sheet. The allowance for collection losses on such balance sheet has been determined in accordance with GAAP.

(d) All Assets which are material to Frontstep’s business on a consolidated basis, held under leases or subleases by any of the Frontstep Entities, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

(e) The Frontstep Entities currently maintain insurance similar in amounts, scope, and coverage to that maintained by other peer organizations. Except as disclosed in Section 5.9 of the Frontstep Disclosure Memorandum, none of the Frontstep Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in Section 5.9 of the Frontstep Disclosure Memorandum, there are presently no claims for amounts exceeding in any individual case $25,000 pending under such policies of insurance and no notices of claims in excess of such amount have been given by any Frontstep Entity under such policies.

(f) The Assets of the Frontstep Entities include all Assets required to operate the business of the Frontstep Entities as presently conducted.

5.10    Intellectual Property.

Each Frontstep Entity owns or has a license to use all of the Intellectual Property used by such Frontstep Entity in the course of its business, including sufficient rights in each copy possessed by each Frontstep Entity sufficient to permit use thereof in the manner so used by such Frontstep Entity. Each Frontstep Entity is the owner of or has a license to, with the right to sublicense, any Intellectual Property sold or licensed to a third party by such Frontstep Entity in connection with such Frontstep Entity’s business operations, and such Frontstep Entity has the right to convey by sale or license any Intellectual Property so conveyed. Except as disclosed in Section 5.10 of the Frontstep Disclosure Memorandum, no Frontstep Entity is in Default under any of its Intellectual Property licenses, all such Intellectual Property licenses are in full force and effect and there exists no actual or threatened termination, cancellation or limitation of, or any amendment, modification or change to any such Intellectual Property license. No proceedings have been instituted, or are pending or to the Knowledge of Frontstep threatened, which challenge the rights of any Frontstep Entity with respect to Intellectual Property used, sold or licensed by such Frontstep Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Frontstep Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 5.10 of the Frontstep Disclosure Memorandum, no Frontstep Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 5.10 of the Frontstep Disclosure Memorandum, every officer, director, or employee of any Frontstep Entity is a party to a Contract which requires such officer, director or employee to assign any interest in any Intellectual Property to a Frontstep Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Frontstep Entity, and to the Knowledge of any Frontstep Entity, no such officer, director or employee is party to any Contract with any Person other than a Frontstep Entity which requires such officer, director or employee to assign any interest in any Intellectual Property arising out of or in relation to such officer’s, director’s or employee’s tenure or employment with such Frontstep Entity to any Person other than a Frontstep Entity. Except as disclosed in Section 5.10 of the Frontstep Disclosure Memorandum, no officer, director or employee of any Frontstep Entity, which officer’s, director’s or employee’s cessation of service with such Frontstep Entity would have a Frontstep Material Adverse Effect, is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including any Frontstep Entity.

5.11    Environmental Matters.

(a) Each Frontstep Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect.

(b) There is no Litigation pending or, to the Knowledge of Frontstep, threatened before any court, governmental agency, or authority or other forum in which any Frontstep Entity or any of its Operating Properties or Participation Facilities (or Frontstep in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Frontstep Entity or any of its Operating Properties or Participation Facilities, nor to Frontstep’s Knowledge is there any reasonable basis for any Litigation of a type described in this sentence.

(c) During the period of (i) any Frontstep Entity’s ownership or operation of any of their respective current properties, (ii) any Frontstep Entity’s participation in the management of any Participation Facility, or (iii) any Frontstep Entity’s holding of a security interest in any Operating Property, to the Knowledge of Frontstep, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect. Prior to the period of (i) any Frontstep Entity’s ownership or operation of any of their respective current properties, (ii) any Frontstep Entity’s participation in the management of any Participation Facility, or (iii) any Frontstep Entity’s holding of a security interest in any Operating Property, to the Knowledge of Frontstep, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect.

5.12    Compliance with Laws.

Each Frontstep Entity has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a Frontstep Material Adverse Effect. Except as disclosed in Section 5.12 of the Frontstep Disclosure Memorandum, none of the Frontstep Entities:

(a) is in Default under any of the provisions of its Articles of Incorporation or Bylaws (or other governing instruments);

(b) is in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a Frontstep Material Adverse Effect; or

(c) since January 1, 1999, has received any notification or communication in writing from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Frontstep Entity is not, or may not be, in compliance with any Laws or Orders, except where such noncompliance is not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect, (ii) threatening to revoke any Permits other than those Permits the revocation of which is not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect, or (iii) requiring any Frontstep Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its employment decisions, its employment or safety policies or practices; or

(d) has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Frontstep Entity; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Frontstep Entity; and no Frontstep Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. Except as set forth in Section 5.12 of the Frontstep Disclosure Memorandum, none of any Frontstep Entity’s employees has suffered an “employment loss” (as defined in the WARN Act) since six months prior to the Closing Date.

Section 5.12 of the Frontstep Disclosure Memorandum contains a list of all independent contractors of each Frontstep Entity (separately listed by Frontstep Entity), to which any Frontstep Entity paid more than $25,000 in the last twelve (12) months, and each such Person meets the standards under all Laws (including Treasury Regulations under the Internal Revenue Code and federal and state labor and employment Laws) as independent contractors and no such Person is an employee of any Frontstep Entity under any applicable Law. Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to MAPICS.

5.13    Labor Relations.

(a) No Frontstep Entity is the subject of any Litigation asserting that it or any other Frontstep Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state

Law) or other violation of state or federal labor Law or seeking to compel it or any other Frontstep Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Frontstep Entity party to any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Frontstep’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job action or labor dispute involving any Frontstep Entity pending or, to the Knowledge of Frontstep, threatened and there has been no such actions or disputes in the past five years. To the Knowledge of Frontstep, in the past five years, there has not been any attempt by any Frontstep Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Frontstep Entity. Except as disclosed in Section 5.13 of the Frontstep Disclosure Memorandum, the employment of each employee and the engagement of each independent contractor of each Frontstep Entity is terminable at will by the relevant Frontstep Entity without any penalty, liability or severance obligation incurred by any Frontstep Entity, and except as disclosed in Section 5.13 of the Frontstep Disclosure Memorandum and for amounts incurred in the ordinary course of business, no Frontstep Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments or severance obligations.

(b) To the Knowledge of Frontstep, all of the Frontstep employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

5.14    Employee Benefit Plans.

(a) Frontstep has disclosed in Section 5.14 of the Frontstep Disclosure Memorandum, and has delivered or made available to MAPICS prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Frontstep Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the “Frontstep Benefit Plans”) and (ii) a list of each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which the Frontstep Entity or ERISA Affiliate has or reasonably could have any obligation or Liability. Any of the Frontstep Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Frontstep ERISA Plan.”

(b) Frontstep has delivered to MAPICS prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

(c) Except as disclosed in Section 5.14 of the Frontstep Disclosure Memorandum, each Frontstep Benefit Plan is in compliance with the terms of such Frontstep Benefit Plan, in compliance with the applicable requirements of the Internal Revenue Code, in material compliance with the applicable requirements of ERISA, and in compliance with any other applicable Laws. Each Frontstep ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS that is still in effect and applies to the Frontstep ERISA Plan as amended and as administered or, within the time permitted under Internal Revenue Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Frontstep ERISA Plan as amended and as administered. Frontstep is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Frontstep has not received any communication (written or unwritten) from any government agency questioning or challenging the compliance of any Frontstep Benefit Plan with applicable Laws. No Frontstep Benefit Plan is currently being audited by a governmental agency for compliance with applicable Laws or has been audited with a determination by the governmental agency that the Employee Benefit Plan failed to comply with applicable Laws.

(d) Except as disclosed in Section 5.14 of the Frontstep Disclosure Memorandum to the Knowledge of Frontstep, there has been no oral or written representation or communication with respect to any aspect of the Frontstep Benefit Plans made to employees of Frontstep which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. Neither Frontstep nor any administrator or fiduciary of any Frontstep Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject Frontstep or MAPICS to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary or other duty under ERISA. There are no unresolved claims or disputes under the terms of, or in connection with, the Frontstep Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing or investigation has been commenced with respect to any Frontstep Benefit Plan.

(e) Except as disclosed in Section 5.14 of the Frontstep Disclosure Memorandum all Frontstep Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Frontstep Benefit Plans are correct and complete, have been timely filed with the IRS, the DOL or distributed to participants of the Frontstep Benefit Plans (as required by Law), and there have been no changes in the information set forth therein.

(f) No “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Internal Revenue Code Section 4975(e)(2)) of any Frontstep Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Internal Revenue Code Section 4975(c) or ERISA Section 406).

(g) Neither Frontstep nor any of its ERISA Affiliates have ever maintained a “defined benefit plan” (as defined in Section 414(j) of the Internal Revenue Code).

(h) Except as disclosed in Section 5.14 of the Frontstep Disclosure Memorandum, no Frontstep Entity has any Liability for retiree health and life benefits under any of the Frontstep Benefit Plans and there are no restrictions on the rights of such Frontstep Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder except to the extent required under Part 6 of Title I of ERISA or Internal Revenue Code Section 4980B. No Tax under Internal Revenue Code Sections 4980B or 5000 has been incurred with respect to any Frontstep Benefit Plan and no circumstance exists which could give rise to such Taxes.

(i) Except as disclosed in Section 5.14 of the Frontstep Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Frontstep Entity from any Frontstep Entity under any Frontstep Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Frontstep Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(j) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Frontstep Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Internal Revenue Code Section 412 or ERISA Section 302, have been fully reflected on the Frontstep Financial Statements to the extent required by and in accordance with GAAP.

(k) All individuals who render services to any Frontstep Entity and who are authorized to participate in a Frontstep Benefit Plan pursuant to the terms of such Frontstep Benefit Plan are in fact eligible to and authorized to participate in such Frontstep Benefit Plan. Except as disclosed in Section 5.14 of the Frontstep Disclosure Memorandum, all individuals participating in (or eligible to participate in) any Frontstep Benefit Plan are common-law employees of a Frontstep Entity.

(l) On or after September 26, 1980, neither the Frontstep nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)).

5.15    Material Contracts.

Except as disclosed in Section 5.15 of the Frontstep Disclosure Memorandum or otherwise reflected in the Frontstep Financial Statements, none of the Frontstep Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any Frontstep Entity or the guarantee by any Frontstep Entity of any such obligation (other than Contracts evidencing trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contract which prohibits or restricts any Frontstep Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract between or among Frontstep Entities, (v) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses), (vi) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Frontstep Entity, (vii) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $50,000), and (viii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Frontstep with the SEC as of the date of this Agreement (together with all Contracts referred to in Sections 5.10 and 5.14(a), the “Frontstep Contracts”). With respect to each Frontstep Contract and except as disclosed in Section 5.15 of the Frontstep Disclosure Memorandum: (A) the Contract is in full force and effect; (B) no Frontstep Entity is in Default thereunder; (C) no Frontstep Entity has repudiated or waived any material provision of any such Contract; and (D) no other party to any such Contract is, to the Knowledge of Frontstep, in Default in any respect or has repudiated or waived any material provision thereunder. All of the indebtedness of any Frontstep Entity for money borrowed is prepayable at any time by such Frontstep Entity without penalty or premium.

5.16    Shareholders’ Voting Agreements.

Each of the directors, shareholders and executive officers of Frontstep listed in Section 5.16 of the Frontstep Disclosure Memorandum have executed and delivered to MAPICS the Voting Agreements.

5.17    Legal Proceedings.

Except as disclosed in Section 5.17 of the Frontstep Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of Frontstep, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable possibility of an unfavorable outcome) against any Frontstep Entity, or against any director, officer or employee in their capacities as such, or any Employee Benefit Plan of any Frontstep Entity, or against any Asset, interest, or right of any of them that is reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect, nor are there any Orders outstanding against any Frontstep Entity that are reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect. Section 5.17 of the Frontstep Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any Frontstep Entity is a party and which names a Frontstep Entity as a defendant or cross-defendant or for which any Frontstep Entity has any potential Liability. Section 5.17 of the Frontstep Disclosure Memorandum contains a summary of all Orders to which any Frontstep Entity is subject.

5.18    Reports.

Except as disclosed in Section 5.18 of the Frontstep Disclosure Memorandum, since January 1, 1999 or the date of organization if later, each Frontstep Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except failures to file which are not reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document, together with any amendments required with respect thereto, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.19    Statements True and Correct.

(a) No written statement, certificate, instrument, or other writing furnished or to be furnished by any Frontstep Entity to MAPICS pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) None of the information supplied or to be supplied by any Frontstep Entity in writing for inclusion in the Registration Statement to be filed by MAPICS with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading and all of such information will satisfy all other requirements of the Securities Laws.

(c) None of the information supplied or to be supplied by any Frontstep Entity in writing for inclusion in the Joint Proxy Statement to be mailed to the shareholders of Frontstep and shareholders of MAPICS in connection with the Shareholders’ Meetings, and any other documents to be filed by a Frontstep Entity with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of Frontstep and shareholders of MAPICS, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’ Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meetings and all of such information will satisfy all other requirements of the Securities Laws.

(d) All documents that any Frontstep Entity is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

5.20    Tax and Regulatory Matters.

No Frontstep Entity or, to the Knowledge of Frontstep, any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

5.21    State Takeover Laws.

Each Frontstep Entity has taken, or pursuant to Section 8.10 will take, all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws, including Section 1704 of the ORC (collectively, “Takeover Laws”).

5.22    Charter Provisions.

Each Frontstep Entity has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Code of Regulations or other governing instruments of any Frontstep Entity or restrict or impair the ability of MAPICS or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Frontstep Entity that may be directly or indirectly acquired or controlled by them.

5.23    Opinion of Financial Advisor.

Frontstep has received the opinion of a Frontstep Financial Advisor, dated the date of this Agreement, to the effect that, assuming the conversion or exercise of the Frontstep Preferred Stock and the Frontstep Note Warrant, the Exchange Ratio is fair, from a financial point of view, to the holders of outstanding shares of Frontstep Common Stock as of the date of this Agreement, a signed copy of which has been delivered to MAPICS.

5.24    Board Recommendation.

The Board of Directors of Frontstep, at a meeting duly called and held, has by unanimous vote of the directors present (who constituted all of the directors then in office) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, the Voting Agreements, and the transactions contemplated thereby, taken together, are fair to and in the best interests of the Frontstep shareholders and (ii) resolved to recommend that the holders of the shares of Frontstep Common Stock approve this Agreement.

5.25    Debt.

As of the date hereof, the aggregate Indebtedness of the Frontstep Entities is not more than $21,500,000, and contemporaneously with its execution of this Agreement Frontstep has delivered to MAPICS written confirmation from each lender of such Indebtedness stating the amount thereof outstanding on the date hereof.

ARTICLE 6    REPRESENTATIONS AND WARRANTIES OF MAPICS

MAPICS and Sub hereby represent and warrant to Frontstep as follows:

6.1    Organization, Standing, and Power.

MAPICS is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets as the same are now owned, leased or operated. MAPICS is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect. The minute book and other organizational documents for MAPICS have been made available to Frontstep for its review and, except as disclosed in Section 6.1 of the MAPICS Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors (including any committees of the Board of Directors) and shareholders thereof.

6.2    Authority; No Breach By Agreement.

(a) MAPICS has the corporate power and authority necessary to execute, deliver and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of this Agreement and the Merger by MAPICS’s shareholders in accordance with this Agreement and Georgia law, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of MAPICS, subject to the approval of the issuance of the shares of MAPICS Common Stock pursuant to the Merger by a majority of the votes cast at the MAPICS Shareholders’ Meeting (assuming for such purpose that the votes cast in respect of such proposal represent a majority of the outstanding MAPICS Common Stock), which is the only shareholder vote required for approval and adoption of this Agreement and consummation of the Merger by MAPICS. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of MAPICS, enforceable against MAPICS in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Except as disclosed in Section 6.2(b) of the MAPICS Disclosure Memorandum, neither the execution and delivery of this Agreement by MAPICS, nor the consummation by MAPICS of the transactions contemplated hereby, nor compliance by MAPICS with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of MAPICS’s Articles of Incorporation or Bylaws or any resolution adopted by the Board of Directors or the shareholders of MAPICS, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any MAPICS Entity under, any Contract or Permit of any MAPICS Entity, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) or (c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any MAPICS Entity or any of their respective material Assets (including any MAPICS Entity or any Frontstep Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any MAPICS Entity or any Frontstep Entity being reassessed or revalued by any Regulatory Authority).

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and the rules of Nasdaq, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by MAPICS of the Merger and the other transactions contemplated in this Agreement.

6.3    Capital Stock.

(a) The authorized capital stock of MAPICS consists of (i) 90,000,000 shares of MAPICS Common Stock, of which 18,389,671 shares are issued and outstanding as of November 8, 2002, and (ii) 1,000,000 shares of MAPICS Preferred Stock, of which (A) 225,000 shares have been designated as Series D Convertible Preferred Stock, of which 125,000 shares are issued and outstanding as of the date of this Agreement, (B) 100,000 shares have been designated as Series E Convertible Preferred Stock, of which 49,999 shares are issued and outstanding as of the date of this Agreement, and (C) 30,000 shares have been designated as Series F Junior Participating Preferred Stock, of which zero shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of MAPICS Capital Stock are, and all of the shares of MAPICS Common Stock to be issued in exchange for shares of Frontstep Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the GBCC. None of the outstanding shares of MAPICS Capital Stock has been, and none of the shares of MAPICS Common Stock to be issued in exchange for shares of Frontstep Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of MAPICS.

(b) Except as set forth in Section 6.3(a), or as provided in the MAPICS Rights Agreement, or as disclosed in Section 6.3 of the MAPICS Disclosure Memorandum, there are no shares of capital stock or other equity securities of MAPICS outstanding and no outstanding Equity Rights relating to the capital stock of MAPICS.

6.4    SEC Filings; Financial Statements.

(a) MAPICS has timely filed and made available to Frontstep all SEC Documents required to be filed by MAPICS since September 30, 1999 (together with all such SEC Documents filed, whether or not required to be filed the “MAPICS SEC Reports”). Except as disclosed in Section 6.4(a) of the MAPICS Disclosure Memorandum, the MAPICS SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, including without limitation, the inclusion of the certifications required by Rule 15d-14 under the Exchange Act, and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such MAPICS SEC Reports or necessary in order to make the statements in such MAPICS SEC Reports, in light of the circumstances under which they were made, not misleading. No MAPICS Subsidiary is required to file any SEC documents.

(b) Except as disclosed in Section 6.4(b) of the MAPICS Disclosure Memorandum, each of the MAPICS Financial Statements (including, in each case, any related notes) contained in the MAPICS SEC Reports, including any MAPICS SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of MAPICS and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

6.5    Absence of Undisclosed Liability.

No MAPICS Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of MAPICS as of June 30, 2002 and September 30, 2002, included in the MAPICS Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. No MAPICS Entity has incurred or paid any Liability since June 30, 2002, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement.

6.6    Absence of Certain Changes or Events.

Since September 30, 2002, except as disclosed in the MAPICS Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.6 of the MAPICS Disclosure Memorandum, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect, and (ii) none of the MAPICS Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of MAPICS provided in Article 7.

6.7    Compliance with Laws.

Each MAPICS Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a MAPICS Material Adverse Effect. Except as disclosed in Section 6.7 of the MAPICS Disclosure Memorandum, none of the MAPICS Entities:

(a) is in Default under its Articles of Incorporation or Bylaws (or other governing instruments); or

(b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business, except for Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a MAPICS Material Adverse Effect; or

(c) since January 1, 1999, has received any notification or communication in writing from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any MAPICS Entity is not, or may not be, in compliance with any Laws or Orders, where such noncompliance is reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect, or (iii) requiring any MAPICS Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its employment decisions, its employment or safety policies or practices.

6.8    Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of MAPICS, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable possibility of an unfavorable outcome) against any MAPICS Entity, or against any director, officer, employee or Employee Benefit Plan of any MAPICS Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect, nor are there any Orders outstanding against any MAPICS Entity, that is reasonably likely to have, individually or in the aggregate, a MAPICS Material Adverse Effect. Section 6.8 of the MAPICS Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any MAPICS Entity is a party and which names a MAPICS Entity as a defendant or cross-defendant or for which any MAPICS Entity has potential Liability. Section 6.8 the MAPICS Disclosure Memorandum contains a summary of all Orders to which any MAPICS Entity is subject.

6.9    Statements True and Correct.

(a) No written statement, certificate, instrument or other writing furnished or to be furnished by any MAPICS Entity or any Affiliate thereof to Frontstep pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) None of the information supplied or to be supplied by any MAPICS Entity or any Affiliate thereof in writing for inclusion in the Registration Statement to be filed by MAPICS with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading and all such information will satisfy all other requirements of the Securities Laws.

(c) None of the information supplied or to be supplied by any MAPICS Entity or any Affiliate thereof in writing for inclusion in the Joint Proxy Statement to be mailed to each Party’s shareholders in connection with the Shareholders’ Meetings, and any other documents to be filed by any MAPICS Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of Frontstep and shareholders of MAPICS, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’ Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meetings and all such information will satisfy all other requirements of the Securities Laws.

(d) All documents that any MAPICS Entity or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

6.10    State Takeover Laws.

Each MAPICS Entity has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws, including Sections 14-2-1110 through 14-2-1113 and Sections 14-2-1131 through 14-2-1133 of the GBCC (collectively, “Georgia Takeover Laws”).

6.11    Charter Provision.

Each MAPICS Entity has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of any MAPICS Entity or restrict or impair the ability of MAPICS or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any MAPICS Entity that may be directly or indirectly acquired or controlled by them.

6.12    Board Recommendation.

The Board of Directors of MAPICS, at a meeting duly called and held, has by unanimous vote of the directors present (who constituted all of the directors then in office) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, the Voting Agreements, and the transactions contemplated thereby, taken together, are fair to and in the best interests of the MAPICS shareholders and (ii) resolved to recommend that the holders of the MAPICS Capital Stock approve the issuance of MAPICS Common Stock pursuant to this Agreement.

6.13    Authority of Sub.

Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia as a wholly owned Subsidiary of MAPICS. Except as disclosed in Section 6.13 of the MAPICS Disclosure Statement, the authorized capital stock of Sub consists of 1,000 shares of Sub Common Stock, all of which are validly issued and outstanding, fully paid and nonassessable and is owned by MAPICS free and clear of any Lien. Sub has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Sub. This Agreement represents a legal, valid, and binding obligation of Sub, enforceable against Sub in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). MAPICS, as the sole shareholder of Sub, has voted prior to the Effective Time the shares of Sub Common Stock in favor of approval of this Agreement, as and to the extent required by applicable Law.

6.14    Tax and Regulatory Matters.

No MAPICS Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

6.15    Rights Agreement and Other Agreements.

(a) Execution of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement will not result in the grant of any rights to any Person under the MAPICS Rights Agreement (other than as contemplated by Section 3.1) or enable or require the MAPICS Rights to be exercised, distributed or triggered. No “Stock Acquisition Date” or “Section 11(a)(ii) Trigger Date” (as such terms are defined in the MAPICS Rights Agreement) has occurred.

(b) Execution of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement will not result in a change in control as defined in any MAPICS stock option plans, change in control agreements or employment agreements.

ARTICLE 7    CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1    Affirmative Covenants of Frontstep.

(a) From the date of this Agreement until the earlier of the Effective Time, or the termination of this Agreement, unless the prior written consent of MAPICS shall have been obtained, and except as otherwise expressly contemplated herein, Frontstep shall, and shall cause each of its Subsidiaries to, (A) operate its business only in the usual, regular, and ordinary course, except for actions required to be taken in connection with the consummation of the transactions contemplated by this Agreement or actions approved by MAPICS,

(B) preserve intact its business organization and Assets and maintain its rights and franchises, and (C) take no action which would (1) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (2) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(b) Frontstep shall cause to be prepared and delivered to MAPICS a consolidated balance sheet for Frontstep, as of the most recent month ending more than ten days prior to the Effective Time (the “Pre-Closing Balance Sheet”) and a certificate, which shall be true and complete, based on such Pre-Closing Balance Sheet setting forth Frontstep’s calculation of its Indebtedness as of the date of the Pre-Closing Balance Sheet. The Pre-Closing Balance Sheet shall (w) include the consolidated financial position of Frontstep and the Frontstep Subsidiaries, (x) fairly present the financial position of Frontstep and the Frontstep Subsidiaries as at the close of business on such date in accordance with GAAP applied on a basis consistent with those used in the preparation of the Frontstep Financial Statements, (y) be prepared in accordance with accounting policies and practices consistent with those used in the preparation of the Frontstep Financial Statements.

7.2    Negative Covenants of Frontstep.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of MAPICS shall have been obtained, and except as otherwise expressly contemplated herein, Frontstep covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a) amend the Articles of Incorporation, Code of Regulations or other governing instruments of any Frontstep Entity; or

(b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Frontstep Entity to another Frontstep Entity) in excess of an aggregate of $21,500,000 (for the Frontstep Entities on a consolidated basis) except in the ordinary course of the business of Frontstep Subsidiaries consistent with past practices, or impose, or suffer the imposition, on any Asset of any Frontstep Entity of any Lien or permit any such Lien to exist (other than in connection with Liens in effect as of the date hereof that are disclosed in the Frontstep Disclosure Memorandum); or

(c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Frontstep Entity, or declare or pay any dividend or make any other distribution in respect of Frontstep’s capital stock except as necessary to permit the conversion of the Preferred Shares and the exercise of the Frontstep Note Warrants; or

(d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date of this Agreement and pursuant to the terms thereof in existence on the date hereof, or as disclosed in Section 7.2(d) of the Frontstep Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Frontstep Common Stock or any other capital stock of any Frontstep Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right except as necessary to permit the conversion of the Preferred Shares, the exercise of the Frontstep Note Warrants and the amendment of the Foothill Warrant to reduce the Purchase Price (as such term is defined in the Foothill Warrant) to $2.20 per share, subject to the terms and conditions of the Foothill Warrant; or

(e) adjust, split, combine or reclassify any capital stock of any Frontstep Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Frontstep Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any Frontstep

Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Frontstep Entity) or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

(f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Frontstep Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business or (ii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

(g) grant any increase in compensation or benefits to the employees or officers of any Frontstep Entity, except in accordance with past practice disclosed in Section 7.2(g) of the Frontstep Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Frontstep Disclosure Memorandum; and enter into or amend any severance agreements with officers of any Frontstep Entity; grant any material increase in fees or other increases in compensation or other benefits to directors of any Frontstep Entity except in accordance with past practice disclosed in Section 7.2(g) of the Frontstep Disclosure Memorandum or waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or reprice Equity Rights granted under the Frontstep Stock Plan or authorize cash payments in exchange for any Equity Rights; or

(h) enter into or amend any employment Contract between any Frontstep Entity and any Person (unless such amendment is required by Law) that the Frontstep Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

(i) adopt any new employee benefit plan of any Frontstep Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any Frontstep Entity other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

(j) except as set forth in Section 7.2(j) of the Frontstep Disclosure Memorandum, make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

(k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Frontstep Entity for material money damages or restrictions upon the operations of any Frontstep Entity; or

(l) except in the ordinary course of business, enter into, modify, amend or terminate any material Contract (including any loan Contract with an unpaid balance exceeding $25,000) or waive, release, compromise or assign any material rights or claims.

7.3    Covenants of MAPICS.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Frontstep shall have been obtained, and except as otherwise expressly contemplated herein, MAPICS covenants and agrees that it shall (a) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the MAPICS Common Stock and the business prospects of the MAPICS Entities and to the extent consistent therewith use all reasonable efforts to preserve intact the MAPICS Entities’ core businesses and goodwill with their respective employees and the communities they serve, and (b) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any MAPICS Entity from acquiring any Assets or other businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the reasonable judgment of MAPICS, desirable in the conduct of the business of MAPICS and its Subsidiaries, provided that such actions shall not materially delay the Effective Time or materially hinder consummation of the Merger. MAPICS further covenants and agrees that it will not, without the prior written consent of Frontstep, which consent shall not be unreasonably withheld, amend the Articles of Incorporation or Bylaws of MAPICS or, except as expressly contemplated by this Agreement, the MAPICS Rights Agreement, in each case, in any manner adverse to the holders of Frontstep Common Stock as compared to rights of holders of MAPICS Common Stock generally as of the date of this Agreement.

7.4    Adverse Changes in Condition.

Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Frontstep Material Adverse Effect or a MAPICS Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

7.5    Reports.

Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

7.6    Payment of Certain Taxes.

Frontstep shall cause the obligations of Frontstep Pte Ltd. set forth in Section 5.12 of the Frontstep Disclosure Memorandum to be paid in full on or prior to December 15, 2002.

ARTICLE 8    ADDITIONAL AGREEMENTS

8.1    Registration Statement; Proxy Statement; Shareholder Approval.

(a) As promptly as reasonably practicable after execution of this Agreement, MAPICS shall use its reasonable best efforts to prepare and file the Registration Statement with the SEC, and shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of MAPICS Common Stock upon consummation of the Merger. Frontstep shall cooperate in the preparation and filing of the Registration Statement and shall furnish all information concerning it and the holders of its capital stock as MAPICS may reasonably request in connection with such action. In connection with the Shareholders’ Meetings, Frontstep and MAPICS shall prepare and file with the SEC a Joint Proxy Statement and mail such Joint Proxy Statement to their respective shareholders, and the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Joint Proxy Statement. MAPICS and Frontstep shall timely and properly make all necessary filings with respect to the Merger under the Securities Laws, including filings required under SEC Rules 165, 425 and 14a-12. MAPICS will advise Frontstep, promptly after MAPICS receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of MAPICS Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(b) Frontstep shall duly call, give notice of, convene and hold a Shareholders’ Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, on a date reasonably acceptable to MAPICS, for the purpose of voting upon approval and adoption of this Agreement (“Frontstep Shareholder Approval”) and such other related matters as it deems appropriate and shall, through its Board of Directors, except as otherwise expressly provided in Section 8.1(c) recommend to its shareholders the approval and adoption of this Agreement and use its reasonable efforts to obtain the Frontstep Shareholder Approval.

(c) Neither the Board of Directors of Frontstep nor any committee thereof shall (i) except as expressly permitted by this Section 8.1(c), withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to MAPICS, the approval or recommendation of such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause Frontstep to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that, prior to the adoption of this Agreement by the holders of Frontstep Common Stock, the Board of Directors of Frontstep determines in good faith, after it has received a Superior Proposal and after receipt of advice from outside counsel, that the failure to do so would result in a reasonable possibility that the Board of Directors of Frontstep would breach its fiduciary duties to Frontstep shareholders under applicable Law, the Board of Directors of Frontstep may (subject to this and the following sentences) inform Frontstep shareholders that it no longer believes that the Merger is advisable and no longer recommends approval and may (subject to this and the following sentences) approve or recommend a Superior Proposal (and in connection therewith withdraw or modify its approval or recommendation of this Agreement and the Merger (a “Subsequent Determination”), but only at a time that is after the third Business Day following MAPICS’s receipt of written notice advising MAPICS that the Board of Directors of Frontstep has received a Superior Proposal specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing), identifying the person making such Superior Proposal and stating that it intends to make a Subsequent Determination. After providing such notice, Frontstep shall provide to MAPICS the opportunity to make, before the expiration of the Third Business Day following MAPICS’s receipt of such notice, such adjustments in the terms and conditions of this Agreement as would enable Frontstep to proceed with its recommendation to its shareholders without a Subsequent Determination; provided, however, that any such adjustment shall be at the discretion of the Parties at the time. Notwithstanding any other provision of this Agreement, Frontstep shall submit this Agreement to its shareholders at its Shareholders’ Meeting even if the Board of Directors of Frontstep determines at any time after the date hereof that it is no longer advisable or recommends that Frontstep shareholders reject it.

(d) MAPICS shall duly call, give notice of, convene and hold a Shareholders’ Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon the issuance of shares of MAPICS Common Stock pursuant to the Merger and such other related matters as it deems appropriate and shall, through its Board of Directors, recommend to its shareholders the approval of the issuance of shares of MAPICS Common Stock pursuant to the Merger (“MAPICS Shareholder Approval”) and use its reasonable efforts to obtain such MAPICS Shareholder Approval.

(e) Neither the Board of Directors of MAPICS nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Frontstep, the approval of such Board of Directors or such committee of this Agreement or the Merger or the recommendation of such Board of Directors to MAPICS shareholders that they give the MAPICS Shareholder Approval; provided, that the Board of Directors of MAPICS shall be permitted to (i) not recommend to MAPICS shareholders that they give the MAPICS Shareholder Approval or (ii) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Frontstep, the recommendation of such Board of Directors to MAPICS shareholders that they give the MAPICS Shareholder Approval, only if the Board of Directors of MAPICS by a majority vote determines in its good faith judgment that it is necessary to do so to comply with its fiduciary duties to MAPICS shareholders under applicable Law, after receiving the advice of outside legal counsel, that the failure to do so would result in a reasonable possibility that the Board of Directors of MAPICS would breach its fiduciary duties to MAPICS shareholders under applicable Law; provided, further, that nothing contained in this Section 8.1 shall permit MAPICS’s Board of Directors or any committee thereof to rescind or amend the resolutions adopting this Agreement as of the date hereof.

8.2    Other Offers, Etc.

(a) No Frontstep Entity shall, nor shall it authorize or permit any of its Affiliates or Representatives to, directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, or (iv) enter into any Acquisition Agreement) relating to an Acquisition Proposal or contemplating or otherwise relating to any Acquisition Transaction; provided however, that this Section 8.2(a) shall not prohibit a Frontstep Entity from furnishing nonpublic information regarding any Frontstep Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if (A) no Frontstep Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this Section 8.2, (B) the Board of Directors of Frontstep determines in its good faith judgment (based on, among other things, the advice of Frontstep’s Financial Advisor or any other financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes a Superior Proposal, (C) (1) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, Frontstep gives MAPICS written notice of the identity of such Person or Group and of Frontstep’s intention to furnish nonpublic information to such Person or Group, and (2) Frontstep receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing party than the terms of the Confidentiality Agreement and (D) contemporaneously with furnishing any such nonpublic information to such Person or Group, Frontstep furnishes such nonpublic information to MAPICS (to the extent such nonpublic information has not been previously furnished by Frontstep to MAPICS).

(b) In addition to the obligations of Frontstep set forth in Section 8.2(a), as promptly as practicable, and in any event within one business day after any of the executive officers of Frontstep become aware thereof, Frontstep shall advise MAPICS of any request received by Frontstep for nonpublic information which Frontstep reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. Frontstep shall keep MAPICS informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

(c) Frontstep and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use their respective reasonable best efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this

Section 8.2, by any Affiliate or Representative of any Frontstep Entity shall be deemed to be a breach of this Section 8.2 by Frontstep.

(d) Nothing contained in this Agreement shall prevent a Party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

8.3    Nasdaq National Market Listing.

MAPICS shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq National Market the shares of MAPICS Common Stock to be issued to the holders of Frontstep Common Stock pursuant to the Merger, and MAPICS shall give all notices and make all filings with Nasdaq required in connection with the transactions contemplated herein.

8.4    Antitrust Notification; Consents of Regulatory Authorities.

(a) To the extent required by the HSR Act, each of the Parties will, within a reasonable period of time, file with the United States Federal Trade Commission (“FTC”) and the United States Department of Justice (“DOJ”) the notification and report form required for the transactions contemplated hereby, will promptly file any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act, and will comply in all material respects with the requirements of the HSR Act. Each Party shall use its reasonable efforts to resolve objections, if any, which may be asserted with respect to the Merger under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law or, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”). In the event any Litigation is threatened or instituted challenging the Merger as violative of Antitrust Laws, each Party shall use its reasonable efforts to avoid the filing of, or resist or resolve such Litigation. Each Party shall use its reasonable efforts to take such action as may be required by: (i) the DOJ and/or the FTC in order to resolve such objections as either of them may have to the Merger under the Antitrust Laws, or (ii) any federal or state court of the United States, or similar court of competent jurisdiction in any foreign jurisdiction, in any suit brought by any Regulatory Authority or any other Person challenging the Merger as violative of the Antitrust Laws, in order to avoid the entry of any Order (whether temporary, preliminary or permanent) which has the effect of preventing the consummation of the Merger and to have vacated, lifted, reversed or overturned any such Order. Reasonable efforts shall not include the willingness of MAPICS to accept an Order agreeing to the divestiture, or the holding separate, of any Assets of any MAPICS Entity or any Frontstep Entity which MAPICS reasonably determines to be material to MAPICS or to the benefits of the transaction for which it has bargained for hereunder. MAPICS shall be entitled to direct any proceedings or negotiations with any Regulatory Authority relating to any of the foregoing, provided that it shall afford Frontstep a reasonable opportunity to participate therein. Notwithstanding anything to the contrary in this Section, no MAPICS Entity shall be required to divest any of its businesses, product lines or Assets, or to take or agree to take any other action or agree to any limitation, that is reasonably likely to have a Material Adverse Effect on MAPICS or on MAPICS combined with Frontstep after the Effective Time.

(b) The Parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (which shall include the filings pursuant to subsection (a) above), and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority whose

Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

8.5    Filings with State Offices.

Upon the terms and subject to the conditions of this Agreement, Frontstep and Sub, as applicable, shall execute and file the Certificate of Merger with the Secretary of State of the State of Ohio and the Certificate of Merger with the Secretary of State of the State of Georgia in connection with the Closing.

8.6    Agreement as to Efforts to Consummate.

Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9, and using its reasonable efforts to cause the conditions set forth in clauses (k) through (q) of Section 9.2 to be satisfied at or prior to closing. Frontstep shall retain a proxy solicitation firm reasonably acceptable to MAPICS for the purpose of soliciting proxies in connection with obtaining the Frontstep Shareholder Approval.

8.7    Investigation and Confidentiality.

(a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party.

(b) In addition to the Parties’ respective obligations under the Confidentiality Agreements, which are hereby reaffirmed and adopted, and incorporated by reference herein each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

(c) Frontstep shall use its reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Frontstep to preserve the confidentiality of the information relating to the Frontstep Entities provided to such Persons and their Affiliates and Representatives.

(d) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Frontstep Material Adverse Effect or a MAPICS Material Adverse Effect, as applicable.

8.8    Press Releases.

Prior to the Effective Time, Frontstep and MAPICS shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.8 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

8.9    Tax Treatment.

Each of the Parties undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

8.10    State Takeover Laws.

Each Frontstep Entity shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Law.

8.11    Charter Provisions.

Each Frontstep Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Code of Regulations or other governing instruments of any Frontstep Entity or restrict or impair the ability of MAPICS or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Frontstep Entity that may be directly or indirectly acquired or controlled by them.

8.12    Agreement of Affiliates.

Frontstep has disclosed in Section 8.12 of the Frontstep Disclosure Memorandum all Persons whom it reasonably believes is an “affiliate” of Frontstep for purposes of Rule 145 under the Securities Act. Frontstep shall use its reasonable efforts to cause each such Person to deliver to MAPICS not later than 10 days after the date of this Agreement, a written agreement, in substantially the form of Exhibit 3, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Frontstep Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of MAPICS Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the Securities Act and the rules and regulations thereunder. MAPICS shall be entitled to place restrictive legends upon certificates for shares of MAPICS Common Stock issued to affiliates of Frontstep pursuant to this Agreement to enforce the provisions of this Section 8.12. MAPICS shall not be required to maintain the effectiveness of the Registration Statement under the Securities Act for the purposes of resale of MAPICS Common Stock by such affiliates.

8.13    Employee Benefits and Contracts.

(a) Following the Effective Time, MAPICS shall provide generally to officers and employees of the Frontstep Entities employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of MAPICS Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the MAPICS Entities to their similarly situated officers and employees; provided, that, for a period of twelve (12) months after the Effective Time, MAPICS shall provide generally to officers and employees of Frontstep Entities severance benefits in accordance with the policies of either (i) Frontstep as disclosed in Section 8.13 of the Frontstep Disclosure Memorandum, or

(ii) MAPICS. For purposes of participation, vesting and (except in the case of MAPICS retirement plans) benefit accrual under MAPICS’s employee benefit plans, the service of the employees of the Frontstep Entities prior to the Effective Time shall be treated as service with a MAPICS Entity participating in such employee benefit plans. MAPICS also shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms only those employment, severance, consulting and other compensation Contracts disclosed in Section 8.13. of the Frontstep Disclosure Memorandum to MAPICS between any Frontstep Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Frontstep Benefit Plans.

(b) As soon as practicable following the date of this Agreement, Frontstep’s Board of Directors or, if appropriate, any committee thereof administering the Frontstep Employee Stock Purchase Plan (the “ESPP”) shall adopt such resolutions or take such actions as are required to terminate such ESPP prior to the Effective Time.

8.14    Indemnification.

(a) For a period of six years after the Effective Time, MAPICS shall cause the Surviving Corporation to indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Frontstep Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers, employees or agents of Frontstep or, at Frontstep’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted by Frontstep’s Articles of Incorporation and Code of Regulations as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any MAPICS Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, the Surviving Corporation shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between MAPICS and the Indemnified Party.

(b) MAPICS shall cause the Surviving Corporation to use its reasonable efforts (and Frontstep shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time Frontstep’s existing directors’ and officers’ liability insurance policy at no cost to any former director, officer or employee of any Frontstep Entity (provided that the Surviving Corporation may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous and do not result in any gaps or lapses in coverage or (ii) with the consent of Frontstep given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that the Surviving Corporation shall not be obligated to make aggregate annual premium payments for such six-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Frontstep’s directors and officers, $750,000 (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall use its reasonable efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.

(c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.14, upon learning of any such Liability or Litigation, shall promptly notify the Surviving Corporation thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may

retain counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) If the Surviving Corporation or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 8.14.

(e) The provisions of this Section 8.14 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

ARTICLE 9    CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1    Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

(a) Shareholder Approval.    The shareholders of Frontstep shall have adopted and approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of Nasdaq. The shareholders of MAPICS shall have approved the issuance of shares of MAPICS Common Stock pursuant to the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of Nasdaq.

(b) Regulatory Approvals.    All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of MAPICS would so materially adversely impact the economic or business assumptions of the transactions contemplated by this Agreement that, had such condition or requirement been known, MAPICS would not, in its reasonable judgment, have entered into this Agreement.

(c) Consents and Approvals.    Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party. Frontstep shall have obtained the Consents listed in Section 9.1(c) of the Frontstep Disclosure Memorandum. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of MAPICS would so materially adversely impact the economic or business assumptions of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(d) Legal Proceedings.    No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(e) Registration Statement.    The Registration Statement shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the Securities Act or Exchange Act relating to the issuance or trading of the shares of MAPICS Common Stock issuable pursuant to the Merger shall have been received.

(f) Nasdaq National Market Listing.    The shares of MAPICS Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq National Market.

(g) Tax Matters.    Frontstep shall have received a written opinion of Vorys, Sater, Seymour and Pease LLP, in form and substance reasonably satisfactory to Frontstep, and MAPICS shall have received a written opinion of Alston & Bird LLP, in form and substance reasonably satisfactory to MAPICS (the “Tax Opinions”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger by the stockholders of Frontstep Common Stock for MAPICS Common Stock will not give rise to gain or loss to the stockholders of Frontstep with respect to such exchange (except to the extent of any cash received), and (iii) none of Frontstep, Sub or MAPICS will recognize gain or loss solely as a consequence of the Merger. The issuance of such Tax Opinions shall be conditioned upon the receipt by each of Alston & Bird LLP and Vorys, Sater, Seymour and Pease LLP of representation letters and/or officers’ certificates from each of MAPICS and Frontstep reasonably satisfactory in form and substance to each of Alston & Bird LLP and Vorys, Sater, Seymour and Pease LLP, and each such letter or certificate shall be dated on or before the date of such Tax Opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

9.2    Conditions to Obligations of MAPICS.

The obligations of MAPICS to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by MAPICS pursuant to Section 11.6(a):

(a) Representations and Warranties.    For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Frontstep set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 5.3 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties set forth in Sections 5.5, 5.10, 5.15, 5.20, 5.21, and 5.22 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Frontstep set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.5, 5.10, 5.15, 5.20, 5.21, and 5.22) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Frontstep Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants.    Each and all of the agreements and covenants of Frontstep to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to or at the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates.    Frontstep shall have delivered to MAPICS (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Frontstep and in Sections 9.2(a) and 9.2(b) have been satisfied, (ii) the certificate required by Section 7.1(b), (iii) a certification, dated as of the Closing Date and signed on its behalf by its chief executive officer and chief financial officer, certifying the aggregate amount of the Transaction Fees, (iv) a certification, dated as of the Closing Date and signed on its behalf by its chief executive officer and chief financial officer, to the effect that the certifications required by Rule 15d-14 under the Exchange Act could be given with respect to all periods not included in a Frontstep SEC Report as of the Closing Date and ending on or prior to the Closing Date; and (v) certified copies of resolutions duly adopted by Frontstep’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as MAPICS and its counsel shall request.

(d) Affiliates Agreements.    MAPICS shall have received from each Affiliate of Frontstep listed in Section 8.12 of the Frontstep Disclosure Memorandum the affiliates letter referred to in Section 8.12.

(e) Material Adverse Change.    From the date of this Agreement, there shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, has, or is reasonably likely to have, a Frontstep Material Adverse Effect.

(f) FIRPTA Certificate.    Frontstep shall have delivered to MAPICS a certification from Frontstep, dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of Frontstep, that Frontstep is not, and has not been at any time during the five years preceding the date of such certification, a United States real property holding corporation, as defined in Internal Revenue Code Section 897(c)(2).

(g) Exercise or Cancellation of Certain Stock Options.    All options to purchase Frontstep’s Common Stock issued pursuant to the Director Plan shall have been exercised or cancelled and MAPICS shall have received evidence of such exercises and cancellations satisfactory to MAPICS in its sole discretion.

(h) The aggregate Indebtedness of all Frontstep Entities immediately prior to the Closing shall not be greater than $21,500,000, and MAPICS shall have received the certificate, dated the Closing Date, of the Chief Financial Officer of Frontstep to that effect.

(i) Shareholder Dissent.    Holders of no more than five percent (5%) of the outstanding shares of Frontstep Common Stock shall have perfected their dissenters’ rights pursuant to Section 3.3 hereof and Section 1701.74 of the ORC.

(j) Transaction Fees.    The Transaction Fees shall not be greater than $1,500,000.

(k) [Intentionally Omitted].

(l) Fox shall have (i) executed and delivered to Frontstep and MAPICS an agreement, in form and content reasonably satisfactory to MAPICS, terminating as of the Effective Time any arrangement existing between Fox and any Frontstep Entity (including, without limitation, any arrangement under which Fox is an employee, consultant, agent or independent contractor) pursuant to which Fox is paid any consideration or is otherwise entitled to receive any benefit, (ii) tendered to each Frontstep Entity for or with respect to which Fox serves as an officer or director his written resignation as such officer or director, which resignation shall by its terms be effective as of the Effective Time, (iii) released in writing each Frontstep Entity from the payment of any compensation or other benefit to Fox for or with respect to any period prior to the Effective Time except for compensation, including reasonable director’s fees and reasonable and actual travel and living expenses, for services provided prior to the Effective Time, incurred and payable in the ordinary course of business consistent with past practices; and (iv) surrendered to Frontstep for cancellation all Convertible Notes owned, of record or beneficially, by Fox against payment by MAPICS at the Closing of all principal and accrued interest under such Convertible Notes.

(m) All holders as of the Closing of Convertible Notes other than Fox shall have exchanged such Notes for the unsecured subordinated promissory notes of MAPICS in the principal amount of the principal plus all accrued but unpaid interest to and including the Closing Date of the Convertible Notes so surrendered (each a “New Note” and collectively the “New Notes”), with each such New Note being due and payable as to both principal and interest on February 28, 2004, and with each such New Note bearing interest at the rate of ten percent (10%) per annum from and after the Closing Date to and including August 31, 2003 and at the rate of twelve percent (12%) per annum from and after August 31, 2003 until paid, without any penalty for prepayment of such New Notes by MAPICS, and with the New Notes being unsecured and subordinated to the senior Indebtedness of MAPICS described in Section 9.2(k) on terms and conditions acceptable to the lenders of such Indebtedness (which terms and conditions shall be no more favorable to the holders of the New Notes than the terms and conditions of subordination contained in the Convertible Notes).

(n) All shares of Frontstep Preferred Stock shall have been converted not later than immediately prior to the record date for the Frontstep Shareholders’ Meeting into not more than 5,792,397 shares of Frontstep Common Stock in accordance with the terms of the Restructuring Agreement.

(o) Each Series A Warrant shall have been surrendered to Frontstep for cancellation not later than immediately prior to the Effective Time and shall have been cancelled.

(p) Frontstep shall have obtained, and shall have delivered to MAPICS, all documentation necessary to require holders of minority interests in any Frontstep Subsidiary to transfer and convey such interests to Frontstep or its designee upon the request of Frontstep or the Surviving Corporation.

(q) The holders of the Mitsui Notes shall have exchanged all of the Mitsui Notes for the unsecured subordinated promissory notes of MAPICS (each a “New Mitsui Note” and collectively the “New Mitsui Notes”), each of which New Mitsui Note shall be in the principal amount of the principal of and all accrued but unpaid interest to and including the Closing Date on the Mitsui Note for which it was exchanged, shall be payable on or before the later of (A) June 30, 2003 or (B) sixty (60) days after the Closing Date, and shall be unsecured and subordinated to the senior Indebtedness of MAPICS on terms and conditions acceptable to the lenders of such Indebtedness (which terms and conditions shall be no more favorable to the holders of the New Mitsui Notes than the terms and conditions of the Mitsui Notes), the terms and conditions of such New Mitsui Notes being reasonably acceptable to the holders of the Mitsui Notes.

(r) The Frontstep Note Warrants shall not have been amended or modified in any respect after the date hereof, and shall have been fully exercised in accordance with their terms not later than immediately prior to the record date for the Frontstep Shareholders’ Meeting.

9.3    Conditions to Obligations of Frontstep.

The obligations of Frontstep to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Frontstep pursuant to Section 11.6(b):

(a) Representations and Warranties.    For purposes of this Section 9.3(a), the accuracy of the representations and warranties of MAPICS set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of MAPICS set forth in Section 6.3 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of MAPICS set forth in Sections 6.4, 6.10, 6.14 and 6.15 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of MAPICS set forth in this Agreement (including the representations and warranties set forth in Section 6.3, 6.4, 6.10, 6.14 and 6.15) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a MAPICS Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants.    Each and all of the agreements and covenants of MAPICS to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to or at the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates.    MAPICS shall have delivered to Frontstep (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to MAPICS and in Sections 9.3(a) and 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by MAPICS’s Board of Directors and shareholders and Sub’s Board of Directors and sole shareholder evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Frontstep and its counsel shall request.

(d) Fairness Opinion.    Frontstep shall have received from a Frontstep Financial Advisor a letter, dated not later than the date on which the Board of Directors of Frontstep approves this Agreement to the effect that, assuming the conversion or exercise of the Frontstep Preferred Stock and the Frontstep Note Warrant, in the opinion of such firm, the Exchange Ratio is fair, from a financial point of view, to the holders of outstanding shares of Frontstep Common Stock as of the date of this Agreement.

(e) Exchange Agent Certification.    The Exchange Agent shall have delivered to Frontstep a certificate, dated as of the Effective Time, to the effect that the Exchange Agent has received from MAPICS appropriate instructions and authorization for the Exchange Agent to issue a sufficient number of shares of MAPICS Common Stock in exchange for outstanding shares of Frontstep Common Stock and that MAPICS has deposited with the Exchange Agent sufficient funds to pay a reasonable estimate of the cash payments necessary to make all fractional share payments as required by Section 3.4.

(f) From the date of this Agreement, there shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, has, or is reasonably likely to have, a MAPICS Material Adverse Effect.

(g) All shares of Frontstep Preferred Stock shall have been converted not later than immediately prior to the record date for the Frontstep Shareholders’ Meeting into not more than 5,792,397 shares of Frontstep Common Stock.

ARTICLE 10    TERMINATION

10.1    Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Frontstep and shareholders of MAPICS or both, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) By mutual written agreement of MAPICS and Frontstep; or

(b) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 9.2 or 9.3 as applicable; or

(c) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach, and such breach has not been waived in writing by the non-breaching party; or

(d) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, or (iii) the shareholders of Frontstep or shareholders of MAPICS fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders’ Meetings where such matters were presented to such shareholders for approval and voted upon; or

(e) By either Party in the event that the Merger shall not have been consummated by April 30, 2003 (the “Outside Date”), if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

(f) By MAPICS in the event that (i) the Board of Directors of Frontstep, shall have failed to reaffirm its approval upon MAPICS’s request for such reaffirmation of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or (ii) the Board of Directors of Frontstep shall have failed to include in the Joint Proxy Statement its recommendation, without modification or qualification, that Frontstep shareholders give the Frontstep Shareholder Approval or shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to MAPICS, the recommendation of such Board of Directors to Frontstep shareholders that they give the Frontstep Shareholder Approval, or (iii) the Board of Directors of Frontstep shall have affirmed, recommended or authorized entering into any Acquisition Transaction other than the Merger or, within ten business days after commencement of any tender or exchange offer for any shares of Frontstep Common Stock, the Board of Directors of Frontstep shall have failed to recommend against acceptance of such tender or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender or exchange offer by its shareholders, or (iv) the Board of Directors of Frontstep negotiates or authorizes the conduct of negotiations with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the provision of information to, or the request and receipt of information from, any Person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal) regarding an Acquisition Proposal other than the Merger, or (v) any Person (other than a MAPICS Entity) shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 25% of the outstanding shares of Frontstep Common Stock after the date hereof; or

(g) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e).

10.2    Effect of Termination.

In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2,

Section 8.7(b), and Article 11, shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

10.3    Non-Survival of Representations and Covenants.

Except for this Section Error! Reference source not found., Section 8.9, Section 8.13, Section 8.14 and Article 1, Article 2, Article 3 and Article 11, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.

ARTICLE 11    MISCELLANEOUS

11.1    Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Proposal” means any proposal (whether communicated to Frontstep or publicly announced to Frontstep’s shareholders) by any Person (other than MAPICS or any of its Affiliates) for an Acquisition Transaction involving Frontstep or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute twenty percent (20%) or more of the consolidated assets of Frontstep as reflected on Frontstep’s consolidated statement of condition prepared in accordance with GAAP.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement, including the conversion of the Frontstep Preferred Stock into Frontstep Common Stock and the exercise of the Frontstep Note Warrants) involving: (i) any acquisition or purchase from Frontstep by any Person or “Group” (other than MAPICS or any of its Affiliates) of 20% or more in interest of the total outstanding voting securities of Frontstep or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “Group” (other than MAPICS or any of its Affiliates) beneficially owning 20% or more in interest of the total outstanding voting securities of Frontstep or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Frontstep pursuant to which the shareholders of Frontstep immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 20% or more of the assets of Frontstep; or (iii) any liquidation or dissolution of Frontstep.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Bankruptcy Code” means the Bankruptcy Code, Title 11, United States Code.

“Business Day” means any day other than a Saturday or Sunday or any day on which national banks are authorized or regulated by law to close. Any reference to “days” (unless Business Days are specified) shall mean calendar days.

“Closing Date” means the date on which the Closing occurs.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated March 1, 2002, between Frontstep and MAPICS.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Convertible Notes” means the 10% Subordinated Notes due May 10, 2004 in an aggregate principal amount of $5,000,000 issued by Frontstep.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Director Plan” means the Amended and Restated Frontstep, Inc. Stock Option Plan for Outside Directors.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” means all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. (“CERCLA”), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. (“RCRA”), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“Equity Rights” means all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which together with a Frontstep Entity would be treated as a single employer under Code Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exhibits” 1 through 4, inclusive, means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Foothill” means Foothill Capital Corporation.

“Foothill Warrant” means the Amended and Restated Common Share Purchase Warrant, dated November 15, 2001, issued by Frontstep to Foothill and providing for the to purchase 550,000 shares of Frontstep Common Stock, as amended.

“Frontstep Common Stock” means the no par value common stock of Frontstep.

“Frontstep Credit Facility” means that certain Loan and Security Agreement, dated as of July 17, 2001, by and between Foothill Capital Corporation and Frontstep, as amended.

“Frontstep Disclosure Memorandum” means the written information entitled “Frontstep, Inc. Disclosure Memorandum” delivered prior to the date of this Agreement to MAPICS describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Frontstep Entities” means, collectively, Frontstep and all Frontstep Subsidiaries.

“Frontstep Financial Advisor” means Updata, Inc. or William Blair & Co., Inc.

“Frontstep Financial Statements” means (i) the consolidated balance sheets (including related notes and schedules, if any) of Frontstep as of June 30 and September 30, 2002, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the three months ended September 30, 2002, and for each of the three fiscal years ended June 30, 2002, 2001 and 2000, and as filed by Frontstep in SEC Documents, and (ii) the consolidated balance sheets of Frontstep (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 2002.

“Frontstep Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of Frontstep and its Subsidiaries, taken as a whole, or (ii) the ability of Frontstep to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, including without limitation, any appointment of, or the taking of possession by a receiver, custodian, trustee, or liquidator of any Frontstep Entity or of all or a substantial part of its property, general assignment by a Frontstep Entity for the benefit of its creditors, commencement by a Frontstep Entity of a voluntary proceeding under the Federal Bankruptcy Code or under any other law relating to relief from creditors generally, or failure by a Frontstep Entity to contest in a timely or appropriate manner, or acquiescence in writing to, any petition filed against it in an involuntary proceeding under the Bankruptcy Code or under any other law relating to relief from creditors generally, or any application for the appointment of a receiver, custodian, trustee, or liquidator of itself or of all or a substantial part of its property, or its liquidation, reorganization, dissolution, or winding-up; provided that “Material Adverse Effect” shall not be deemed to include the impact of (A) changes in Laws of general applicability or interpretations thereof by courts or governmental authorities, (B) changes in generally accepted accounting principles, or (C) actions and omissions of Frontstep (or any of its Subsidiaries) taken with the prior informed written Consent of MAPICS in contemplation of the transactions contemplated hereby.

“Frontstep Note Warrants” means Warrants for the Purchase of 600,000 Shares of Common Stock of Frontstep dated March 7, 2002 issued by Frontstep in connection with the issuance and sale of the Frontstep Convertible Notes.

“Frontstep Preferred Stock” means the no par value Series A Convertible Participating Preferred Stock of Frontstep.

“Frontstep Stock Plans” means the Director Plan, the Frontstep Amended and Restated Non-Qualified Stock Option Plan for Key Employees, the Frontstep Second Amended and Restated 1999 Non-Qualified Stock Option Plan for Key Employees and the Symix Non-Qualified Stock Option Plan for Key Executives.

“Frontstep Subsidiaries” means the Subsidiaries of Frontstep, which shall include the Frontstep Subsidiaries described in Section 5.4 and any corporation, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Frontstep in the future and held as a Subsidiary by Frontstep at the Effective Time.

“GAAP” means generally accepted accounting principles in the United States, consistently applied during the periods involved.

“GBCC” means the Georgia Business Corporation Code.

“Hazardous Material” means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil, asbestos-containing materials and any polychlorinated biphenyls.

“HSR Act” means Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of a Person as of any particular date means (a) all indebtedness or other obligations of such Person for borrowed money, including without limitation, accrued interest, all amendment and other fees related thereto and all prepayment penalties thereunder or for the deferred purchase price of property or services, including without limitation, all such obligations pursuant to the Convertible Notes, the Mitsui Notes and the Frontstep Credit Facility; and (b) all obligations under leases that are or should be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including the source code and object code forms thereof or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Joint Proxy Statement” means the proxy statement used by Frontstep and MAPICS to solicit the approval of their respective shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of MAPICS relating to the issuance of the MAPICS Common Stock to holders of Frontstep Common Stock.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the personal knowledge after due inquiry of the chairman, president, chief financial officer, chief accounting officer, chief operating officer, general counsel, or any senior, executive or other vice president of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability (including any liability for Taxes), indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

“Losses” means any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages), liabilities, costs, and expenses, including interest, penalties, cost of investigation and defense, and reasonable attorneys’ and other professional fees and expenses.

“MAPICS Capital Stock” means, collectively, the MAPICS Common Stock, the MAPICS Preferred Stock and any other class or series of capital stock of MAPICS.

“MAPICS Common Stock” means the $0.01 par value common stock of MAPICS.

“MAPICS Disclosure Memorandum” means the written information entitled “MAPICS Inc. Disclosure Memorandum” delivered prior to the date of this Agreement to Frontstep describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“MAPICS Entities” means, collectively, MAPICS and all MAPICS Subsidiaries.

“MAPICS Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of MAPICS and its Subsidiaries, taken as a whole, or (ii) the ability of MAPICS to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “MAPICS Material Adverse Effect” shall not be deemed to include the impact of (A) changes in Laws of general applicability or interpretations thereof by courts or governmental authorities, (B) changes in generally accepted accounting principles, (C) actions and omissions of MAPICS (or any of its Subsidiaries) taken with the prior informed written Consent of Frontstep in contemplation of the transactions contemplated hereby, (D) failure of MAPICS to meet the revenue or earnings predictions of equity analysts (as reflected in the First Call consensus estimate), or any other published revenue or earnings predictions or expectations, for any period ending on or after the date of this Agreement, or (E) changes in the market price or trading volume of MAPICS Common Stock.

“MAPICS Preferred Stock” means the $1.00 par value preferred stock of MAPICS.

“MAPICS Rights” means the Equity Rights issued pursuant to the MAPICS Rights Agreement.

“MAPICS Rights Agreement” means that certain Amended and Restated Rights Agreement, dated as of March 30, 1998, among MAPICS, Inc. a Georgia corporation, MAPICS, Inc., a Massachusetts corporation and BankBoston, N.A., as Rights Agent.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Mitsui” means Mitsui & Co., Ltd., Mitsui & Co. Asia Investment Ltd. and MVC Corporation.

“Mitsui Notes” means the Convertible Subordinated Note Agreements, dated May 13, 2002, as amended on September 1, 2002 and the Convertible Subordinated Note Agreement dated July 22, 2002 in an aggregate principal amount of $2,032,018 issued by Frontstep in favor of Mitsui.

“New Foothill Warrant” means the Warrant in the form of Exhibit 4.

“Nasdaq” means Nasdaq Stock Market, Inc.

“Nasdaq National Market” means the National Market System of the Nasdaq Stock Market, Inc.

“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means any of Frontstep, Sub or MAPICS, and “Parties” means Frontstep, Sub and MAPICS.

“Permit” means any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by MAPICS under the Securities Act with respect to the shares of MAPICS Common Stock to be issued to the shareholders of Frontstep in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” means, collectively, the SEC, the Nasdaq National Market, the FTC the DOJ, and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent engaged by a Person.

“Restructuring Agreement” means the agreement between Frontstep and each holder of Frontstep Preferred Stock, dated November 24, 2002, a true and correct copy of which is attached hereto as Exhibit 2.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Series A Warrants” means the Warrants for the purchase of 453,546 Common Shares dated May 10, 2000 issued to the holders of the Series A Preferred Stock of Frontstep.

“Shareholders’ Meetings” means the respective meetings of the shareholders of Frontstep and shareholders of MAPICS to be held pursuant to Section 8.1, including any adjournment or adjournments thereof.

“Sub Common Stock” means common stock, $0.01 par value per share, of Sub.

“Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of the entire equity interest in, or all or substantially all of the assets and liabilities of, the Frontstep Entities and (ii) with respect to which the Board of Directors of Frontstep (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Group making the Acquisition Proposal, and (B) determines in its good faith judgment (based on, among other things, the advice of a financial advisor of nationally recognized reputation) to be more favorable to Frontstep’s shareholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of Frontstep, after obtaining the advice of a financial advisor of nationally recognized reputation, the Person or Group making such Acquisition Proposal is reasonably able to finance the transaction, and any proposed changes to this Agreement that may be proposed by MAPICS in response to such Acquisition Proposal).

“Surviving Corporation” means Frontstep as the surviving corporation resulting from the Merger.

“Tax” or “Taxes” means any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, declaration, claim for refund, or other information required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Transaction Fees” means professional fees (including attorneys’ fees and accounting fees, other than fees payable to attorneys for Foothill and audit fees attributable to the normal year-end audit) and investment banking and other fees (other than fees related to the solicitation of proxies in connection with the approval of the Merger, the filing of the Registration Statement and the printing of the Joint Proxy Statement) paid with respect to, or payable upon consummation of, the transactions contemplated hereby;

provided, however, if prior to the Closing any claim, demand, action or cause of action shall be asserted against Frontstep or any of its officers or directors based upon or arising out of this Agreement or the transactions contemplated hereby or any Acquisition Proposal shall be undertaken by a third party, the reasonable fees and expenses paid or incurred by Frontstep in connection with the defense of any such claim, demand, action or cause of action or defensive actions taken with respect to any such Acquisition Proposal shall not be deemed Transaction Fees hereunder.

(b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Term	Page	Term	Page

Acquisition Agreement	35	Georgia Takeover Laws	28
Agreement	1	Indemnified Party	41
Antitrust Laws	37	IRS	18
Certificates	6	MAPICS	1
Closing	2	MAPICS SEC Reports	26
DOJ	37	MAPICS Shareholder Approval	35
DOL	18	Maximum Amount	41
Effective Time	2	Merger	1
ESPP	41	New Mitsui Note(s)	46
Exchange Agent	6	New Notes	45
Exchange Ratio	3	ORC	1
Fox	8	Outside Date	48
Frontstep	1	Pre-Closing Balance Sheet	30
Frontstep Benefit Plans	18	Section 16 Information	6
Frontstep Contracts	21	Sub	1
Frontstep ERISA Plan	18	Subsequent Determination	35
Frontstep Insiders	5	Takeover Laws	23
Frontstep Options	4	Tax Opinions	43
Frontstep SEC Reports	11	Termination Fee	61
Frontstep Shareholder Approval	34	Transaction Fees	44
Frontstep, Inc.	2	Voting Agreements	1
FTC	37	Warn Act	17
GBCC	1

(c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

11.2    Expenses.

(a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Joint Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Joint Proxy Statement. Notwithstanding the foregoing, if the Closing occurs, MAPICS shall pay or assume all of the expenses of Frontstep that are solely and directly related to the Merger in accordance with the guidelines established in IRS Revenue Ruling 73-54, 1973-1 Cumulative Bulletin 187, including without limitation, filing, registration and application fees, printing fees and fees and expenses of Frontstep’s financial or other consultants, investment bankers, accountants, and counsel. MAPICS shall not be obligated to pay or assume the fees or expenses of Davis Polk and Wardwell in connection with the Merger.

(b) Notwithstanding the foregoing, if:

(i) Either (A) Frontstep or MAPICS terminates this Agreement pursuant to Section 10.1(e) and (x) there has been publicly announced and not withdrawn another Acquisition Proposal or (y) Frontstep has failed to perform and comply in all material respects with any of its obligations, agreements or covenants required by this Agreement, or (B) MAPICS terminates this Agreement pursuant to Section 10.1(c), and within twelve months of such termination Frontstep shall either (I) consummate an Acquisition Transaction or (II) enter into an Acquisition Agreement with respect to an Acquisition Transaction, whether or not such Acquisition Transaction is subsequently consummated (but changing, in the case of (I) and (II), the references to the 20% and 80% amounts in the definition of Acquisition Transaction to 50%); or

(ii) MAPICS shall terminate this Agreement pursuant to Section 10.1(d)(iii) as a result of the failure to obtain the approval of Frontstep’s shareholders contemplated thereby; or

(iii) MAPICS shall terminate this Agreement pursuant to Section 10.1(f);

then Frontstep shall pay to MAPICS an amount equal to One Million Five Hundred Thousand Dollars ($1,500,000) plus the amount of MAPICS’s reasonable out-of-pocket costs and expenses associated with the transactions contemplated hereby (collectively, the “Termination Fee”). Frontstep hereby waives any right to set-off or counterclaim against such amount. If the Termination Fee shall be payable pursuant to subsection (b)(i) of this Section 11.2, the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction. If the Termination Fee shall be payable pursuant to subsections (b)(ii) and (b)(iii) of this Section 11.2, the Termination Fee shall be paid in same-day funds not later than two business days from the date of termination of this Agreement.

(c) The Parties acknowledge that the agreements contained in paragraph (b) of this Section 11.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Frontstep fails to pay promptly any fee payable by it pursuant to this Section 11.2, then Frontstep shall pay to MAPICS, its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the Prime Rate plus two percent (2%) from the date such payment was due under this Agreement until the date of payment.

(d) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by Frontstep of the terms of this Agreement or otherwise limit the rights of MAPICS.

11.3    Brokers and Finders.

Except for Updata, Inc. and William Blair & Co., Inc. as to Frontstep and except for SunTrust Capital Markets, Inc. as to MAPICS, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Frontstep or by MAPICS, each of Frontstep and MAPICS, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

11.4    Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 8.7(b), for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 8.13 and Section 8.14.

11.5    Amendments.

To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Frontstep Common Stock, there shall be made no amendment that reduces or modifies in any material respect the consideration to be received by holders of Frontstep Common Stock without the further approval of such shareholders; and further provided, that after any such approval by the holders of MAPICS Common Stock, the provisions of this Agreement relating to the manner or basis in which shares of Frontstep Common Stock will be exchanged for shares of MAPICS Common Stock shall not be amended after the Shareholders’ Meetings in a manner adverse to the holders of MAPICS Common Stock without any requisite approval of the holders of the issued and outstanding shares of MAPICS Common Stock entitled to vote thereon.

11.6    Waivers.

(a) Prior to or at the Effective Time, MAPICS, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Frontstep, to waive or extend the time for the compliance or fulfillment by Frontstep of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of MAPICS under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of MAPICS.

(b) Prior to or at the Effective Time, Frontstep, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by MAPICS or Sub, to waive or extend the time for the compliance or fulfillment by MAPICS or Sub of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Frontstep under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Frontstep.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.7    Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.8    Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Frontstep:	Frontstep, Inc.
2800 Corporate Exchange Drive, Suite 400
Columbus, Ohio 43231
Facsimile Number: (614) 895-2972

Attention: Mr. Stephen Sasser

Copy to Counsel:	Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, Ohio 43215
Facsimile Number: (614) 464-6350

Attention: Ivery D. Foreman

MAPICS:	MAPICS, Inc.
1000 Windward Concourse Parkway
Alpharetta, Georgia 30005
Facsimile Number: (678) 319-8949

Attention: Mr. Martin D. Avallone

Copy to Counsel:	Alston & Bird LLP
One Atlanta Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Facsimile Number: (404) 253-8188

Attention: Sidney J. Nurkin

11.9    Governing Law.

Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Georgia. The Parties all expressly agree and acknowledge that the State of Georgia has a reasonable relationship to the Parties and/or this Agreement. As to any dispute, claim, or litigation arising out of or relating in any way to this Agreement or the transaction at issue in this Agreement, the Parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of the United States District Court for the Northern District of Georgia. If jurisdiction is not present in federal court, then the Parties hereby agree and consent to the exclusive jurisdiction of the state courts of Fulton County, Georgia.

11.10    Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11.11    Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

11.12    Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

11.13    Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

11.14    Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

MAPICS, INC.

By:	/S/ RICHARD C. COOK
President

FP ACQUISITION SUB, INC.

By:	/S/ RICHARD C. COOK
President

FRONTSTEP, INC.

By:	/S/ STEPHEN A. SASSER
President

AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger, dated as of December 17, 2002 (this “Amendment”), by and among MAPICS, Inc., a Georgia corporation (“MAPICS”), FP Acquisition Sub, Inc., a Georgia corporation (“Sub”), and Frontstep, Inc., an Ohio corporation (“Frontstep”), constitutes the first amendment to the Agreement and Plan of Merger, dated as of November 24, 2002 (the “Agreement”), by and among MAPICS, Sub and Frontstep.

W I T N E S S E T H:

WHEREAS, MAPICS, Sub and Frontstep have mutually determined that it is desirable to amend the Agreement in the manner hereinafter set forth;

NOW, THEREFORE, in consideration of the foregoing, the mutual agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.    The Agreement is amended by deleting Section 2.1 in its entirety and by substituting a new Section 2.1 in its place to read as follows:

“2.1    Charter.

The Articles of Incorporation of Frontstep in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until duly amended or repealed.”

2.    The Agreement is further amended by deleting Section 2.2 in its entirety and by substituting a new Section 2.2 in its place to read as follows:

“2.2    Bylaws.

The Code of Regulations of Frontstep in effect immediately prior to the Effective Time shall be the Code of Regulations of the Surviving Corporation until duly amended or repealed.”

3.    Other than as amended hereby, all other provisions of the Agreement shall remain in full force and effect.

[Signatures on following page]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment No. 1 to Agreement and Plan of Merger to be duly executed on its behalf by its duly authorized office as of the day and year first above written.

MAPICS, INC.

By:	/s/ MARTIN D. AVALLONE
Name: Martin D. Avallone Title: Vice President, General Counsel and Secretary

FP ACQUISITION SUB, INC.

By:	/s/ MARTIN D. AVALLONE
Name: Martin D. Avallone Title: Secretary

FRONTSTEP, INC.

By:	/s/ DANIEL P. BUETTIN
Name: Daniel P. Buettin Title: Vice President and Chief Financial Officer

ANNEX B

SHAREHOLDER AGREEMENT

THIS SHAREHOLDER AGREEMENT (this “Agreement”) is made and entered into as of November 24, 2002, by and among MAPICS, Inc., a Georgia corporation (“MAPICS”), Frontstep, Inc., an Ohio corporation (“Frontstep”), and the undersigned (the “Shareholder”).

Preamble

The Shareholder desires that MAPICS, FP Acquisition Sub, Inc., a wholly owned subsidiary of MAPICS (“Sub”), and Frontstep enter into an Agreement and Plan of Merger dated the date hereof (as the same may be amended or supplemented, the “Merger Agreement”) with respect to the merger of Sub with and into Frontstep (the “Merger”); and

The Shareholder and Frontstep are executing this Agreement as an inducement to MAPICS to enter into and execute, and to cause Sub to enter into and execute, the Merger Agreement.

Capitalized terms used and not defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the execution and delivery by MAPICS and Sub of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

ARTICLE 1    REPRESENTATIONS AND WARRANTIES OF
SHAREHOLDER

The Shareholder represents and warrants to MAPICS:

1.1    Beneficial Owner.

The Shareholder is the record or beneficial owner of the number of shares (such “Shareholder’s Shares”) of common stock, no par value, of Frontstep (“Frontstep Common Stock”) set forth below such Shareholder’s name on the signature page hereof. Except for the Shareholder’s Shares (which definition shall include any other form of securities convertible into Frontstep Common Stock) and any other shares of Frontstep Common Stock subject hereto, the Shareholder is not the record or beneficial owner of any shares of Frontstep Common Stock. The Shareholder has the legal capacity and authority to enter into and perform all of the Shareholder’s obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder, enforceable in accordance with its terms.

1.2    No Breach by Agreement.

Neither the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shareholder’s Shares are subject. If the Shareholder is married and the Shareholder’s Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder’s spouse, enforceable against such person in accordance with its terms. Consummation by the Shareholder of the transactions contemplated hereby will not (i) violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Shareholder or the Shareholder’s Shares or (ii) conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any such Shareholder’s properties or assets may be bound.

1.3    No Lien.

The Shareholder’s Shares and the certificates representing such shares are now, and at all times during the term hereof will be, held by the Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

1.4    No Brokers.

No broker, investment banker, financial adviser or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Shareholder.

1.5    Investment Intent; Accredited Investor.

The Shareholder is not acquiring any MAPICS Common Stock with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the Securities Act) that would be in violation of the securities laws of the United States of America or any state thereof. The Shareholder acknowledges that such Shareholder (i) has such knowledge and experience in business and financial matters and with respect to investments in securities to enable the Shareholder to understand and evaluate the risks of an investment in the MAPICS Common Stock to be acquired by the Shareholder and to form an investment decision with respect thereto and is able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof and (ii) is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act.

1.6    Acknowledgement.

The Shareholder understands and acknowledges that MAPICS is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement. The Shareholder acknowledges that the irrevocable proxy set forth in Section 2.3 is granted in consideration for the execution and delivery of the Merger Agreement by MAPICS and Sub.

ARTICLE 2    SHAREHOLDER COVENANTS AND AGREEMENT; GRANT
OF PROXY

The Shareholder agrees with, and covenants to, MAPICS as follows:

2.1    Voting Agreements.

(a) At any meeting of shareholders of Frontstep called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the “Shareholders’ Meeting”), the Shareholder shall vote (or cause to be voted) the Shareholder’s Shares in favor of the Merger, the execution and delivery by Frontstep of the Merger Agreement, and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to reduce the consideration payable in the Merger to a lesser amount of MAPICS Common Stock.

(b) At any meeting of shareholders of Frontstep or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) such Shareholder’s Shares against (i) any Acquisition Proposal (other than the Merger), (ii) any amendment of Frontstep’s Articles of Incorporation or Code of Regulations or other proposal or transaction involving Frontstep or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, (iii) any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Frontstep under the Merger Agreement or this Agreement; and (iv) except as otherwise agreed to in writing in advance by MAPICS, against any of the following actions or agreements (other than the Merger Agreement or the transactions contemplated thereby): (A) any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or attempt to discourage or adversely affect the Merger and the transactions contemplated by this Agreement and the Merger Agreement; (B) any change in the management or Board of Directors of Frontstep, except as contemplated by the Merger Agreement; (C) any change in the present capitalization or dividend policy of Frontstep; or (D) any other material change in Frontstep’s corporate structure or business; provided, however, notwithstanding anything to the contrary herein contained, the Shareholder may vote, consent or give approval with respect to such Shareholder’s Shares in favor of (w) any amendment of Frontstep’s Articles of Incorporation or Code of Regulations, (x) any change in the present capitalization of Frontstep, (y) any change in the management or Board of Directors of Frontstep, and (z) any transaction (including a series of related transactions), in each case if the action on which such vote, consent or other approval is sought relates to (I) the issuance of voting securities of Frontstep (or debt or equity securities of Frontstep exchangeable for or convertible into voting securities of Frontstep) which immediately following the issuance thereof (treating in the case of the issuance of debt or equity securities of Frontstep exchangeable for or convertible or exerciseable into voting securities of Frontstep, as if the maximum number of voting securities issuable upon the exchange, conversion or exercise thereof had been issued at the time of the issuance of such debt or equity securities) constitutes no more than forty percent (40%) of the total voting power of Frontstep, or (II) the sale or other disposition (other than in the ordinary course of business) of assets of Frontstep that, in the aggregate with all other such sales or dispositions made or agreed to be made, constitute less than the greater of (x) twenty-five percent (25%) of the book value of all tangible assets of Frontstep or (y) twenty-five percent (25%) of the annual revenue generating capacity of Frontstep. Notwithstanding anything to the contrary contained in this Agreement, each Shareholder who is also a member of the Board of Directors of Frontstep shall be free to act in such Shareholder’s capacity as a member of the Board of Directors of Frontstep and to discharge such Shareholder’s fiduciary duty as such. The provisions of this Section 2.1 shall constitute a voting trust under Section 1701.49 of the Ohio Revised Code.

2.2    Certain Covenants.

(a) Transfer.    The Shareholder shall not, except pursuant to this Agreement (i) transfer (which term shall include, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shareholder’s Shares or any interest therein, except pursuant to the Merger; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shareholder’s Shares or any interest therein, (iii) grant any proxy, power of attorney or other authorization in or with respect to the Shareholder’s Shares, except for this Agreement, or (iv) deposit the Shareholder’s Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shareholder’s Shares; provided, that the Shareholder may transfer (as defined above) any of the Shareholder’s Shares to any other person who is on the date hereof, or to any family member of a person or charitable institution which prior to the Shareholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the Shareholder hereunder.

(b) Exchange of Shares; Waiver of Rights of Appraisal.    If the requisite number of the holders of Frontstep Stock approve the Merger and the Merger Agreement, the Shareholder’s Shares shall, pursuant to the terms of the Merger Agreement, be exchanged for the consideration provided in the Merger Agreement. The Shareholder hereby waives any rights of appraisal with respect to the Merger, or rights to dissent from the Merger, that such Shareholder may have.

(c) Other Offers.    The Shareholder shall not, nor shall Shareholder permit any investment banker, attorney or other adviser or representative of the Shareholder to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by an investment banker, attorney or other adviser or representative of the Shareholder, whether or not such person is purporting to act on behalf of the Shareholder or otherwise, shall be deemed to be in violation of this Section 2.2(c) by the Shareholder; provided, that it is hereby acknowledged and agreed that neither Morgan Stanley & Co. nor any of its Affiliates is acting as an investment banker, adviser or representative to the Company. “Acquisition Proposal” does not include the Merger and the other transactions contemplated by the Merger Agreement or any transfer expressly permitted by the proviso to Section 2.2(a).

(d) Confidentiality.    The Shareholder recognizes that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, each Shareholder hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than counsel and advisors, if any) without the prior written consent of MAPICS, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures such Shareholder’s counsel advises are necessary in order to fulfill such Shareholder’s obligations imposed by laws, in which event such Shareholder shall give notice of such disclosure to MAPICS as promptly as practicable so as to enable MAPICS to seek a protective order from a court of competent jurisdiction with respect thereto.

(e) No Inconsistent Agreements.    The Shareholder shall not enter into any agreement or understanding with any Person the effect of which would be inconsistent or violative of the provisions of this Agreement.

2.3    Grant of Irrevocable Proxy; Appointment of Proxy.

(a) The Shareholder hereby irrevocably grants to, and appoints, MAPICS and Richard Cook, President and Chief Executive Officer of MAPICS, in his capacity as officer of MAPICS, and any individual who shall hereafter succeed to any such office of MAPICS, and each of them separately, the Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Shareholder’s Shares, or grant a consent or approval in respect of such Shares (i) in favor of the Merger, the execution and delivery of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to reduce the consideration payable in the Merger to a lesser amount of MAPICS Common Stock, and (ii) against any Acquisition Proposal, other than transactions permitted by the proviso set forth in Section 2.1(b).

(b) The Shareholder represents that any proxies heretofore given in respect of the Shareholder’s shares that may still be in effect are not irrevocable, and that any such proxies are hereby revoked.

(c) The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 2.3 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 1701.48 of the Ohio Revised Code.

2.4    Agreement as to Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shareholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including the Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Frontstep affecting the Frontstep Common Stock, or the acquisition of additional shares of Frontstep Common Stock or other voting securities of Frontstep by any Shareholder, the number of Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Frontstep Common Stock or other voting securities of Frontstep issued to or acquired by the Shareholder. The Shareholder agrees, subject to the terms and conditions of the Restructuring Agreement and the following provisions of this Section 2.4, at the request of MAPICS, to exercise, exchange or convert any of such Shareholder’s options (or other securities convertible into Frontstep Common Stock) to acquire additional shares of Frontstep Common Stock (“Rights”) into Shares of Frontstep Common Stock, so as to constitute After-Acquired Shares under this Agreement; provided, however, that MAPICS shall not require the exercise of any such stock options, at any time when the exercise price of such stock option is more than the then current market price of shares of Forest Common Stock. Notwithstanding the foregoing, the Shareholder shall have no obligation to exercise the Series A Warrants and the Convertible Notes. In order to facilitate the exercise at the request of MAPICS of any such Right, MAPICS shall loan to any requesting Shareholder funds sufficient to allow such Shareholder to exercise the Right. Such loan shall be non-recourse (except with respect to pledged securities), shall not be interest bearing, shall be due and payable upon the earlier of acquisition by MAPICS of the After-Acquired Shares, consummation of the Merger or termination of this Agreement and shall be secured by a pledge of the shares of Frontstep Common Stock acquired upon exercise of such Right. Each Shareholder hereby agrees to promptly notify MAPICS in writing of the number of After-Acquired Shares that may be acquired by such Shareholder, if any, after the date hereof. “After-Acquired Shares” means any shares of Frontstep Common Stock acquired directly or indirectly, or otherwise beneficially owned, by any of the Shareholders in any capacity after the date hereof and prior to the termination hereof, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of a purchase, dividend, distribution, gift, bequest, inheritance or as a successor in interest in any capacity (including a fiduciary capacity) or otherwise; and the phrases “beneficially own” or “beneficial ownership” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing (without duplicative counting of the same securities by the same holder, securities beneficially owned by a person shall include securities beneficially owned by all other persons with whom such Person would constitute a “group” within the meaning of Rule 13d-5 of the Exchange Act).

2.5    Stop Transfer; Legends.

Frontstep agrees with, and covenants to, MAPICS that Frontstep shall not register the transfer of any certificate representing any of the Shareholder’s Shares, unless such transfer is made to MAPICS or Sub or otherwise in compliance with this Agreement. The Shareholder agrees that the Shareholder will tender to Frontstep, within five business days after the date thereof, any and all certificates representing such Shareholder’s Shares and Frontstep will inscribe upon such certificates the following legend: “The shares of Common Stock, no par value, of Frontstep, Inc. represented by this certificate are subject to a Shareholders Agreement dated as of November 24, 2002, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of Frontstep, Inc.”

2.6    Standstill.

Shareholder agrees that, for a period of two years from the Effective Time, unless such shall have been specifically invited in writing by MAPICS, neither Shareholder nor any of its directors, officers or employees (collectively, “Representatives”), will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of MAPICS or any of its Subsidiaries; provided that Shareholder may acquire shares of MAPICS equal to or less than five percent (5%) of the number of shares issued to Shareholder in the Merger, (ii) any tender or exchange offer, merger or other business combination involving MAPICS or any of its Subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to MAPICS or any of its Subsidiaries, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of MAPICS, (b) form, join or in any way participate in a “group” (as defined under the 1934 Act) other than any “group” that may be deemed to be formed by this Agreement or by the Investor Rights Agreement, (c) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of MAPICS, (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above, or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. Shareholder also agrees during such period not to request MAPICS (or its directors, officers, employees, advisors or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

Shareholder acknowledges that Shareholder is aware (and that its Representatives who are apprised of this matter have been advised) that the United States securities laws prohibit Shareholder, its Representatives, and any person who has received material non-public information about MAPICS from purchasing or selling securities of MAPICS or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance on such information.

Solely for the purposes of this Section 2.6, the term “Shareholder” shall mean Lawrence J. Fox, Fallen Angel Equity Fund, L.P., Fallen Angel Capital, L.L.C., MSDW Venture Partners IV, Inc., MSDW Venture Partners IV, L.L.C., Morgan Stanley Dean Witter Venture Partners IV, L.P., Morgan Stanley Dean Witter Venture Investors IV, L.P., Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., or MSDW OIP Investors, Inc., as applicable.

2.7    Lock-up.

Shareholder agrees that for a period beginning upon the Effective Time of the Merger and ending 180 days thereafter, the Shareholder will not, directly or indirectly (x) make, agree to or cause any offer, sale (including short sale), loan, pledge, or other disposition of, or grant any options, rights or warrants to purchase with respect to, or otherwise transfer or reduce any risk of ownership of, directly or indirectly, any MAPICS Common Stock or (y) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of MAPICS Common Stock (regardless of whether any of the transactions described in clause (x) or (y) is to be settled by the delivery of MAPICS Common Stock, in cash or otherwise), nor will the undersigned make any demand for or exercise any right with respect to the registration of MAPICS Common Stock, without the prior written consent of MAPICS, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that nothing contained herein shall prohibit (i) the exercise of stock options or other purchases of MAPICS Common Stock under stock option plans or other incentive compensation arrangements for employees or directors previously approved by MAPICS’s Board of Directors or (ii) the gift, pledge or assignment of any such securities without the prior consent of MAPICS if the donee, pledgee or assignee agrees, in writing delivered to MAPICS within five days after such gift, pledge or assignment, to be bound by the terms of this letter. The Shareholder consents to the entry of stop-transfer instructions with MAPICS’s transfer agent against the transfer of, and authorizes MAPICS to cause the transfer agent to decline to transfer, any of the above-described securities owned beneficially or of record by the undersigned. Notwithstanding the foregoing, if MAPICS amends or waives the terms of this Section 2.7 for any Shareholder (other than a Shareholder who immediately following the Merger is an employee of MAPICS or the Surviving Corporation), without any further action on the part of MAPICS or any other Person, this Section 2.7 shall be amended and waived for all other Shareholders.

2.8    Release of Claims.

Except for the rights of the Shareholder to reimbursement of expenses in accordance with the terms of the Merger Agreement and any rights to which Shareholder or its Representatives are entitled under Section 8.14 of the Merger Agreement, Shareholder, on behalf of itself, its Representatives, heirs, executors, administrators, successors, and assigns, effective as of the Effective Time (i) fully and completely releases and discharges Frontstep, its affiliates (prior to the Effective Time), and each of their respective officers, directors and employees (each a “Released Party”) from any claim, liability, damage, cost, action, cause of action, expense or other obligation that Shareholder has or may have against any Released Party based upon, related to or in any way arising out of any acts, whether of omission or commission, of any Released Party relating to the Merger, or other events occurring or circumstances existing at or prior to the Effective Time of the Merger, and (ii) agrees never to commence, aid in any way, or prosecute against any Released Party any action, lawsuit, or other proceeding based upon any claims, demands, causes of action, obligations, damages, or liabilities covered by this Section 2.8.

2.9    Conflict with Investor Rights Agreement.

The Shareholder, as a party to that certain Amended and Restated Investor Rights Agreement dated March 7, 2002 (the “Investor Rights Agreement”), hereby consents that, to the extent Section 2.1, Section 2.2, Section 2.3, Section 2.6 or Section 2.7 of this Agreement conflicts with the Investor Rights Agreement, this Agreement will control; provided, however, that should the Merger fail to close for any reason, the Investor Rights Agreement shall control and the Shareholders shall continue to be bound by its provisions. The Investor Rights Agreement will terminate on consummation of the Merger and the Closing of the Merger Agreement.

2.10    Further Assurances; Public Disclosure.

The Shareholder shall, upon request of MAPICS, execute and deliver any additional documents and take such further actions as may reasonably be deemed by MAPICS to be necessary or desirable to carry out the provisions hereof and to vest the power to vote such Shareholder’s Shares as contemplated by Section 2.3 in MAPICS and the other irrevocable proxies described therein at the expense of MAPICS. The Shareholder hereby agrees that, subject to the Shareholder’s right of prior review and reasonable opportunity to comment, MAPICS may publish and disclose in the Joint Proxy Statement (including all documents and schedules filed with the SEC), such Shareholder’s identity and ownership of Frontstep Common Stock and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement.

ARTICLE 3    REGULATORY APPROVALS; TERMINATION

3.1    Regulatory Approvals.

Each of the provisions of this Agreement is subject to compliance with applicable regulatory conditions and receipt of any required regulatory approvals.

3.2    Termination.

This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the date upon which the Merger Agreement is terminated in accordance with its terms; provided that if an “Extension Event”

shall have occurred as of or prior to termination of the Merger Agreement, then, for a period of nine months following such termination, (i) the rights and obligations of the parties hereto under Sections 2.1(b), 2.2(a)(ii), 2.3(a)(ii), 2.4 and 2.6 hereof shall continue in full force and effect and (ii) the Shareholder shall not transfer any or all of the Shareholder’s Shares in connection with any Acquisition Proposal. For purposes of the foregoing, an “Extension Event” means any of the following events: (A) the shareholders meeting to approve the Merger Agreement shall not have been held or the approval of the Merger at such meeting by the holders of two-thirds of the outstanding shares of Frontstep Common Stock shall not have been obtained, (B) any person (other than MAPICS or any Subsidiary of MAPICS) after the date of this Agreement shall have made, or re-affirmed, or publicly disclosed an intention to make or re-affirm, an Acquisition Proposal, or (C) any person shall have formally protested any application filed with any regulatory authorities pursuant to Section 8.4(a) of the Merger Agreement by MAPICS or any of its Affiliates in connection with the Merger.

ARTICLE 4    MISCELLANEOUS

4.1    Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Proposal” means any proposal (whether communicated to Frontstep or publicly announced to Frontstep’s shareholders) by any Person (other than MAPICS or any of its Affiliates) for an Acquisition Transaction involving Frontstep or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute 25% or more of the consolidated assets of Frontstep as reflected on Frontstep’s consolidated statement of condition prepared in accordance with GAAP.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Frontstep by any Person or “Group” (other than MAPICS or any of its Affiliates) of 40% or more in interest of the total outstanding voting securities of Frontstep or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “Group” (other than MAPICS or any of its Affiliates) beneficially owning 40% or more in interest of the total outstanding voting securities of Frontstep or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Frontstep pursuant to which the shareholders of Frontstep immediately preceding such transaction hold less than 60% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 25% or more of the assets of Frontstep; or (iii) any liquidation or dissolution of Frontstep.

“Affiliate” of a Person means (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

Notwithstanding the foregoing, for purposes of this Agreement, the Affiliate of any Morgan Stanley Shareholder shall be deemed to be limited solely to MSDW Venture Partners IV, Inc., MSDW Venture Partners IV, L.L.C., Morgan Stanley Dean Witter Partners IV, L.P., Morgan Stanley Dean Witter Venture Investors IV, L.P., Morgan Stanley Dean Witter Equity Funding, Inc., Originator Investment Plan, L.P., Morgan Stanley Dean Witter Venture Off-Shore Investors IV, L.P. and MSDW OIP Investors, Inc.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

(b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Term	Page	Term	Page
After-Acquired Shares	7	MAPICS	1
Agreement	1	Merger	1
Extension Event	10	Released Party	9
Frontstep	1	Representatives	7
Investor Rights Agreement	9	Rights	6
Shareholder	1	Shareholders’ Meeting	3
Shareholder’s	1	Sub	1

(c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

(d) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Merger Agreement.

4.2    Notices.

All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Frontstep or MAPICS, to its respective address provided in the Merger Agreement; and (ii) if to the Shareholder; to such Shareholder’s address shown below such Shareholder’s signature on the last page hereof.

4.3    Interpretation.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to a section, such reference shall be to a section in this Agreement unless otherwise indicated. The descriptive headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

4.4    Counterparts.

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

4.5    Entire Agreement.

This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

4.6    Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

4.7    No Assignment.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by Section 2.2(a)and provided that MAPICS, without obtaining the consent of any other party hereto, shall be entitled to assign this Agreement or all or any of its rights or obligations hereunder (i) to any one or more Affiliates of MAPICS and (ii) to any lender to MAPICS or Sub as collateral security but no assignment by MAPICS under this Section 4.7 shall relieve MAPICS of its obligations under this Agreement. Any assignment in violation of the foregoing shall be void.

4.8    Specific Performance.

The Shareholder agrees that irreparable damage would occur and that MAPICS would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that MAPICS shall be entitled to an injunction or injunctions to prevent breaches by the Shareholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Ohio or in Ohio state court, this being in addition to any other remedy to which they are entitled at law or in equity. The parties expressly agree and acknowledge that the State of Ohio has a reasonable relationship to the parties and/or this Agreement. As to any dispute, claim, or litigation arising out of or relating in any way to this Agreement or the transaction at issue in this Agreement, the parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of the United States District Court for the District of Ohio. If jurisdiction is not present in federal court, then the parties hereby agree and consent to the exclusive jurisdiction of the state courts of Franklin County, Ohio. Each party hereto hereby irrevocably waives, to the fullest extent permitted by Law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

4.9    Amendments.

No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

[Signatures on next page]

IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Shareholder Agreement as of the day and year first above written.

MAPICS, INC.

By:
President

FRONTSTEP, INC.

By:
President

SHAREHOLDER:

Name:
Address:

Number of Shares Beneficially Owned:

ANNEX C

November 24, 2002

Board of Directors
MAPICS, Inc.
1000 Windward Concourse Parkway
Suite 100
Alpharetta, Georgia 30005

Ladies and Gentlemen:

We understand that MAPICS, Inc. (the “Company”) is considering a proposed merger of the Company with Frontstep, Inc. (“Frontstep”). We understand that pursuant to the merger (the “Proposed Transaction”) the Company will issue 4,200,000 shares of the Company’s Common Stock in exchange for all of the outstanding capital stock of Frontstep, other than an existing warrant to acquire shares of Frontstep’s Common Stock issued to Foothill Capital Corporation that will be exchanged at the effective time for a new warrant to purchase 134,270 shares of the Company’s Common Stock, and the assumption of up to $21,500,000 of Indebtedness of Frontstep. The terms and conditions of the Proposed Transaction are set forth in more detail in the draft Agreement and Plan of Merger by and among MAPICS, Inc. Merger Sub and Frontstep, Inc. (the “Agreement”), and all capitalized terms used herein have the meanings defined in the Agreement.

We have been requested by the Company to render our opinion to the Board of Directors of the Company with respect to the fairness, from a financial point of view, to the Company of the consideration to be paid in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement; (2) publicly available information concerning the Company and Frontstep which we believe to be relevant to our inquiry; (3) financial and operating information with respect to the businesses, operations and prospects of the Company and Frontstep furnished to us by the Company and Frontstep; (4) trading histories of the Company’s common stock and Frontstep’s common stock; (5) a comparison of the historical financial results and present financial condition of the Company and Frontstep with those of publicly traded companies which we deemed relevant; (6) historical data relating to percentage premiums paid in acquisitions of publicly traded companies; and (7) a comparison of the financial terms of the Proposed Transaction with the publicly available financial terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with the management of the Company and Frontstep concerning their respective businesses, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by us in arriving at our opinion. With respect to the financial forecasts of the Company and Frontstep provided to us, we have assumed, at the direction of the management of the Company and Frontstep and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of the Company and Frontstep as to the future financial performance of the Company and Frontstep. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and Frontstep and have not made or obtained any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of the Company and Frontstep. We have also assumed that the Proposed Transaction will be consummated in accordance with the terms of the Agreement and that the Proposed Transaction will be treated as a tax-free reorganization for federal income tax purposes. We have also assumed that all material governmental,

C-1

MAPICS, Inc.
November 24, 2002

regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company and Frontstep or on the expected benefits of the Proposed Transaction. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and
Board of Directors can be evaluated as of, the date of this letter. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update or revise the opinion.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. In the ordinary course of our business, we and our affiliates may actively trade in the debt and equity securities of the Company and Frontstep for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company in the ordinary course of business.

Based upon and subject to the forgoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that the consideration to be paid in the Proposed Transaction is fair to the Company from a financial point of view. This opinion is being rendered at the behest of the Board of Directors and is for the benefit of the Board in its evaluation of the Proposed Transaction, and does not constitute a recommendation as to how any stockholder should act or vote with respect to any matters relating to the Proposed Transaction.

Very Truly Yours,

SUNTRUST CAPITAL MARKETS, INC.

C-2

ANNEX D

November 24, 2002

Board of Directors
Frontstep, Inc.
2800 Corporate Exchange Drive
Columbus, Ohio 43231

Ladies and Gentlemen:

We understand that Frontstep, Inc., an Ohio corporation (“Frontstep”), MAPICS, Inc., a Georgia corporation (“MAPICS”), and FP Acquisition Sub, Inc., a wholly owned subsidiary of MAPICS (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to the terms of and subject to the conditions of which Merger Sub will be merged with and into Frontstep (the “Merger”) and each share of common stock of Frontstep, no par value (“Frontstep Common Stock”), outstanding at the effective time of the Merger will be converted into the right to receive that fraction of a share of common stock of MAPICS, par value $.01 per share (“MAPICS Common Stock”), equal to 4,200,000 shares divided by the total number of shares of Frontstep Common Stock (assuming the conversion of all outstanding shares of Frontstep Preferred Stock and the exercise of the Frontstep Note Warrants (each as defined in the Merger Agreement) outstanding immediately prior to the effective time of the Merger), being referred to herein as the “Exchange Ratio.”

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Frontstep Common Stock of the Exchange Ratio.

We are familiar with Frontstep, having provided certain investment banking services to Frontstep from time to time. In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) the draft dated November 22, 2002 of the Merger Agreement and the draft Voting Agreements referenced therein; (b) the draft letter agreement pursuant to which the holders of Frontstep Preferred Stock propose to agree to convert their shares of Frontstep Preferred Stock into a stipulated number of shares of Frontstep Common Stock and the holders of Frontstep Note Warrants propose to agree to exercise such warrants and to receive, upon exercise thereof, a stipulated number of shares of Frontstep Common Stock (the “Restructuring Agreement”); (c) certain audited historical financial statements of Frontstep for the three years ended June 30, 2002; (d) certain audited historical financial statements of MAPICS for the three years ended September 30, 2002; (e) the unaudited financial statements of Frontstep for the three months ended September 30, 2002; (f) certain internal business, operating and financial information and forecasts of Frontstep and MAPICS (the “Forecasts”), prepared by the senior management of Frontstep and MAPICS, respectively; (g) information regarding certain strategic, financial and operational benefits anticipated from the Merger prepared by the senior management of MAPICS; (h) the pro forma impact of the Merger on the earnings per share of MAPICS (before and after taking into consideration any goodwill created as a result of the Merger) based on certain pro forma financial information prepared by the senior management of MAPICS; (i) information relating to the terms and conditions of Frontstep’s amended credit agreements and the possible financial impact on Frontstep of failing to comply with such agreements; (j) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (k) the financial position and operating results

Board of Directors
Frontstep, Inc.
November 24, 2002

of Frontstep compared with those of certain other publicly traded companies we deemed relevant; (l) current and historical market prices and trading volumes of the Frontstep Common Stock and MAPICS Common Stock; and (m) certain other publicly available information on Frontstep and MAPICS. We have also held discussions with members of the senior management of Frontstep and MAPICS to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were not requested to approach, nor did we hold discussions with, third parties to solicit indications of interest in a possible transaction with Frontstep. We were advised, however, by Frontstep that, with the assistance of another financial advisor, Frontstep solicited indications of interest in acquiring Frontstep from numerous third parties and held discussions with certain of such third parties, and that MAPICS was the only party to submit a definitive proposal for a transaction with Frontstep. We held discussions with senior management of Frontstep and representatives of such other financial advisor regarding such solicitation process.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of Frontstep or MAPICS. We have been advised by the senior management of Frontstep and MAPICS that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Frontstep and MAPICS, as the case may be. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of Frontstep are as set forth in Frontstep’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We were not requested to consider, and our opinion does not address, any operating synergies or projected combined benefits that might result from the Merger. We were not requested to, and did not, participate in the negotiation or structuring of the Merger or the Merger Agreement nor were we asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Frontstep or the effect of any other transaction in which Frontstep might engage. We have assumed the conversion of all outstanding shares of Frontstep Preferred Stock into shares of Frontstep Common Stock and the exercise of all Frontstep Note Warrants for shares of Frontstep Common Stock in each case in accordance with the Restructuring Agreement. We were not asked to consider, and our opinion does not address, the relative merits of or any considerations (financial or otherwise) relating to the Restructuring Agreement or any conversion of the outstanding shares of Frontstep Preferred Stock into shares of Frontstep Common Stock or the exercise of the Frontstep Note Warrants for shares of Frontstep Common Stock. We have been engaged by Frontstep solely for the purpose of evaluating the fairness, from a financial point of view, to the holders of the outstanding shares of Frontstep Common Stock of the Exchange Ratio. We are not rendering any opinion with respect to the Frontstep Preferred Stock or Frontstep Note Warrants or with respect to the holders of the Frontstep Preferred Stock or Frontstep Note Warrants in such capacity. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have assumed that the Merger will be consummated on the terms described in the draft Merger Agreement furnished to us, without any waiver or modification of any material terms or conditions by Frontstep.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we

Board of Directors
Frontstep, Inc.
November 24, 2002

may from time to time trade the securities of Frontstep or MAPICS for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have been engaged by Frontstep solely for the purpose of evaluating the fairness, from a financial point of view, to the holders of the outstanding shares of Frontstep Common Stock of the Exchange Ratio and to render an opinion thereon and will receive a fee from Frontstep for our services. In addition, Frontstep has agreed to indemnify us against certain liabilities arising out of our engagement.

We are expressing no opinion herein as to the price at which the Frontstep Common Stock or MAPICS Common Stock will trade at any future time or as to the effect of the Merger on the trading price of the Frontstep Common Stock or MAPICS Common Stock. Such trading price may be affected by a number of factors, including but not limited to (i) dispositions of MAPICS Common Stock by stockholders within a short period of time after the effective date of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Frontstep or of MAPICS or in the industries in which they operate, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

Our opinion was provided for the use and benefit of the Board of Directors of Frontstep in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the holders of the outstanding shares of Frontstep Common Stock of the Exchange Ratio, and we do not address the merits of the underlying decision by Frontstep to engage in the Merger and this opinion does not constitute a recommendation to any stockholder of Frontstep as to how such stockholder should vote with respect to the proposed Merger. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the stockholders by Frontstep with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the outstanding shares of Frontstep Common Stock.

Very truly yours,

.
WILLIAM BLAIR & COMPANY, L.L.C.

ANNEX E

SECTION 1701.85 OF THE OHIO REVISED CODE
DISSENTING SHAREHOLDER’S DEMAND FOR FAIR CASH VALUE OF SHARES.

(A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which be seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 [1701.80.1] of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

(5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall he paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 [1701.80.1] of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

ANNEX F

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File Number: 000-18674

MAPICS, Inc.
(Exact name of registrant as specified in its charter)

Georgia	04-2711580
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1000 Windward Concourse Parkway, Suite 100
Alpharetta, Georgia 30005
(Address of principal executive offices)

(678) 319-8000
(Registrant’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 Par Value
(Title of class)

Series F Junior Participating Preferred Stock Purchase Rights
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the filer is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes  ☒    No  ☐

The aggregate market value of the common stock held by non-affiliates of the registrant on the last business day of the registrant’s most recently completed second fiscal quarter (March 28, 2002) was $91,609,614 based on the closing sale price of the common stock of $7.62 per share on the Nasdaq National Market on such date.

The number of shares of the registrant’s common stock outstanding at December 3, 2002 was 18,393,171.

Documents Incorporated by Reference

None

MAPICS, Inc.

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended September 30, 2002

Item 1.    Business.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

We believe that it is important to communicate our future expectations to our shareholders and to the public. This report contains forward-looking statements, including, in particular, statements about our goals, plans, objectives, beliefs, expectations and prospects under the headings “Item 1. Business” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report. You can identify these statements by forward-looking words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “continue,” “could,” “grow,” “may,” “potential,” “predict,” “strive,” “will,” “seek,” “estimate” and similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements concerning future:

•	results of operations;

•	liquidity, cash flow and capital expenditures;

•	debt levels and the ability to obtain additional financing or make payments on our debt;

•	demand for and pricing of our products and services;

•	acquisition activities and the effect of completed acquisitions;

•	industry conditions and market conditions; and

•	general economic conditions.

Although we believe that the goals, plans, objectives, beliefs, expectations and prospects reflected in or suggested by our forward-looking statements are reasonable in view of the information currently available to us, those statements are not guarantees of performance. They involve uncertainties and risks, and we cannot assure you that our goals, plans, objectives, beliefs, expectations and prospects will be achieved. Our actual results could differ materially from the results anticipated by the forward-looking statements as a result of many known and unknown factors that are beyond our ability to predict or control, including, but not limited to, those contained in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Future Performance” and elsewhere in this report. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. We undertake no obligation to publicly update or revise any forward-looking statement that we may make in this report or elsewhere except as required by law.

General

MAPICS, Inc. (“MAPICS”) is a global developer of collaborative business application software solutions designed specifically for use by manufacturers. Our goal is to deliver application software and consulting services that create value by providing a quick return on investment and improving bottom line financial results for our customers. Our solutions also allow manufacturers to make the most of their existing technology investments while taking advantage of new technologies at a pace that best fits their needs. In addition, our solutions bring our customers proven expertise, knowledge, and understanding of the business issues that are unique to manufacturers.

Many manufacturers globally operate using either a discrete or batch-process production workflow. MAPICS targets discrete and batch-process manufacturers, which produce finished goods by assembling or machining a set of component parts or subassemblies into finished products or use a consistent bill of materials to make a batch of product. Within this market, many of our customers are general manufacturers, but we also have a strong concentration of customers in three vertical segments: industrial equipment manufacturers, automotive/transportation manufacturers, and high-tech electronics manufacturers.

MAPICS, Inc. is headquartered in Alpharetta, Georgia, USA, with offices around the globe and a worldwide sales network of independent sales affiliates. We were originally incorporated in Massachusetts in 1980, and in 1998 we reincorporated in Georgia. Today, MAPICS solutions are used by thousands of manufacturers in nearly 70 countries and 19 different languages.

Information about us in addition to the information included in this report is contained in various documents that we file with the Securities and Exchange Commission. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other documents that we file with or furnish to the SEC available on our website as soon as practicable after we file them with or furnish them to the SEC. You can view and print copies of these documents, free of charge, by visiting the investor relations section of our website at www.mapics.com or the SEC’s website at www.sec.gov. You may also call the SEC’s Public Reference Room at 1-800-SEC-0330 to obtain copies of these documents.

Recent Developments

On November 25, 2002, MAPICS and Frontstep, Inc. (“Frontstep”) announced the signing of a definitive agreement for MAPICS to acquire Frontstep. Frontstep, formerly known as Symix, is a publicly traded (NASDAQ/NM:FSTP) manufacturing applications provider headquartered in Columbus, Ohio. Pursuant to the definitive agreement, terms of the acquisition include MAPICS’ purchase of all of Frontstep’s shares in exchange for 4.2 million shares of MAPICS common stock and the assumption by MAPICS of up to $21.5 million of Frontstep’s debt as well as certain outstanding stock options and warrants. Frontstep shareholders will receive approximately 0.30 MAPICS shares for each share of Frontstep common stock held. Closing, which is expected to occur during the first calendar quarter of 2003, is subject to certain conditions, including regulatory clearance and the approval of the transaction by MAPICS and Frontstep shareholders.

Frontstep provides software and services for discrete, to-order manufacturers. Frontstep has approximately 1,800 customers installed in 4,400 sites in more than 40 countries worldwide and reported revenues of $92.7 million for its fiscal year ended June 30, 2002.

We believe that the combined entity will create one of the largest providers of ERP, CRM, and SCM applications that is committed exclusively to solving the unique challenges of discrete and batch-process manufacturers. As a result of the transaction, both MAPICS and Frontstep customers will be served by a much larger manufacturing-focused global company that can leverage a larger combined customer base with complementary offerings and new sales channels. The combined company, which will market offerings from both companies under the MAPICS brand, expects to leverage Frontstep’s investment in delivering SyteLine 7 on Microsoft.NET and to continue MAPICS’ success on the IBM platform while sustaining active product development for each. In addition, the combined company will benefit from a more balanced sales strategy with both larger direct and affiliate channels serving the global manufacturing market.

Industry Background

Today’s manufacturers face more challenges than ever. Economic constraints, such as labor and direct material costs, pressure from up-stream manufacturers, increased customer demands, and faster delivery requirements are ongoing problems. At the same time, manufacturers must be able to not only manage plant operations but also standardize processes, synchronize activities, provide cross-operation visibility, comply with customer requirements, and monitor performance—all across the organization.

Manufacturers can improve their operations and competitiveness by addressing key business drivers such as:

•	reducing the time it takes to manufacture products;

•	speeding time-to-market for new products;

•	cutting operations costs;

•	exceeding customer expectations;

•	managing multiple sites and global operations;

•	streamlining outsourcing processes; and

•	improving visibility into business performance.

Successful manufacturers require an efficient supply chain, distributed manufacturing resources, and improved methods of interacting with suppliers and customers. Growth, customer satisfaction, and profitability for these manufacturers all depend on an accurate and rapid flow of information within an integrated supply chain and extended enterprise systems linking suppliers, customers, and the manufacturer.

Historically, manufacturers have focused on operations within their own four walls, relying on ERP systems to streamline their business processes and coordinate internal resources. These systems typically provide applications to support engineering data management, sales management, purchasing, inventory management, manufacturing control, distribution, transportation, finance, customer relationship management, and many other specialized business functions. However, in order to compete more effectively most manufacturers also require systems that allow them to extend their enterprise throughout their external supply chain, linking operations with suppliers and customers. At the same time, manufacturers must be able to implement these systems rapidly with minimal disruption to their businesses and maintain them with limited information technology staffs. The systems may need to scale to accommodate expansion of the manufacturer’s business through growth, acquisition, and organizational changes.

Today’s manufacturers seek solutions comprising both product and service offerings. In addition, they are looking to maximize the effectiveness of their core, existing technology investment, while adding additional functionality that can deliver a rapid return on investment. Finally, they look for solution providers that have long-term viability, understand the problems that are unique to manufacturers, and can provide proven solutions to those problems.

The MAPICS Solution

MAPICS has been providing solutions to manufacturers’ challenges for over 20 years. Our business is focused on enterprise solutions for manufacturers, so we understand how manufacturers work and operate and we know how to meet the changing needs and requirements of our customers. As a result of the proposed acquisition of Frontstep, our customers will be served by a much larger manufacturing-focused global company that can leverage a larger combined customer base with complementary offerings and new sales channels.

The MAPICS solution provides our customers:

Comprehensive Functionality and Flexibility

MAPICS’ strong manufacturing and technology expertise has enabled us to develop a suite of application software solutions focused specifically on meeting the needs of manufacturers. In addition to the core functionality that helps manage the core needs of manufacturers (e.g., purchasing, inventory management, manufacturing control, distribution, finance, etc.), we offer strategic extension applications that allow manufacturers to extend their enterprise systems to their suppliers and customers that comprise their external supply chain.

Because of our ongoing focus on manufacturing, we intend to continue developing functionality to meet the evolving needs of manufacturers. In addition, our solutions are designed to leverage the existing information technology investments that customers have made, while allowing them to implement MAPICS solutions at their own pace and according to their specific business needs. As new technologies lead manufacturers to seek more open and collaborative ways to link the members of their value chain, MAPICS will continue to provide solutions that enable the exchange of critical business information throughout the extended enterprise.

Expert Sales Channel

We primarily sell and implement our solutions through a network of independent affiliates that provide services for customers located in more than 70 countries around the world. Each affiliate markets MAPICS solutions within a specific territory. In many instances the affiliates work exclusively with us. For these reasons, MAPICS affiliates invest significant resources to continually increase their knowledge about our applications. Our affiliates have resources with manufacturing industry expertise and develop long-standing relationships with our customers. They provide experienced local professionals to implement and configure our solutions rapidly and in a cost-effective manner.

To augment our affiliate channel, we also have direct sales personnel with extensive expertise in manufacturing. These MAPICS representatives service specific accounts and represent specific MAPICS solutions.

Quick Implementation and Rapid Return on Investment

MAPICS solutions are highly flexible, leveraging customers’ existing technology investments, minimizing the need to perform custom modifications, allowing rapid product deployment, and delivering rapid return on investment. In addition, our in-depth manufacturing, product and customer knowledge has enabled us to develop a consistent implementation process that is followed by thousands of customers and affiliates around the world. Implementations generally take from three to twelve months, depending upon the number and type of applications purchased and the complexity of the customer’s business.

The reliability and ease of user customization of our products, combined with our quality assurance and technical support, minimize our customers’ need to maintain large information technology staffs. In addition, subsequent releases of our software products are designed to preserve our customers’ existing investments in technology with minimal disruption to their businesses. These factors enable us to provide the low total cost of ownership and high return on investment our customers demand.

With a proven network of affiliates, as well as several call centers around the world, our customers can reach us anytime to ask questions, get tips, or find solutions to problems. Our “No Wait Response” and Knowledge Center solutions provide customers online access to a knowledge base of thousands of tips, common questions and answers. We use a customer management system to continually measure our performance, responsiveness, and effectiveness and drive customer satisfaction.

The MAPICS Strategy

MAPICS’ primary objective is to increase our share of our target market by adding new customers, increasing sales to our existing customer base, and managing customer retention. To achieve this objective, we continually re-evaluate our overall go-to-market strategy as we adapt to the changing needs of our customers. Where we were once focused on products and technologies, we are now focused on providing comprehensive solutions that deliver value for our customers. Our proposed acquisition of Frontstep will create one of the largest providers of ERP, CRM, and SCM applications that is committed exclusively to solving the unique challenges of discrete and batch-process manufacturers. As a result of the transaction, both MAPICS and Frontstep customers will be served by a much larger manufacturing-focused global company that can leverage a larger combined customer base with complementary offerings and new sales channels.

We believe our success is attributable to our strategy to focus on delivering value-based solutions exclusively to the manufacturing industry. Key elements of our strategy are:

Focus On Business Problems and Specific Manufacturing Verticals

The majority of MAPICS customers are general manufacturers, and in 2002 we increased our focus on three specific vertical segments within the discrete manufacturing market: industrial equipment manufacturers, automotive/transportation manufacturers, and high-tech electronics manufacturers.

We have continued to invest in functionality, technology, and consulting expertise within our solutions to improve the ability of our customers to operate on a world-class level. We define world-class manufacturers as those who score in the top 25% of their peers on critical operational and financial measurements.

Market Value-Based Solutions Comprising Software and Services

MAPICS solutions are made up of both software and consulting services. In 2002, we developed a system of best-practices products and services designed to create value for customers. These solutions will be marketed throughout our channel and by our professional services organization to help our customers maximize the value of their MAPICS solution and achieve world-class manufacturing metrics.

Expand and Strengthen Our Sales Channel

The MAPICS sales channel consists of affiliate employees and MAPICS direct representatives worldwide. Their extensive knowledge of manufacturing and their local focus allow them to discuss, understand, and solve the business problems of our customers via MAPICS value-added solutions. Moreover, our sales channel continually provides focused feedback to MAPICS regarding customer requirements, industry trends, and competitive products. This feedback enables us to anticipate and respond to the future needs of our customers and to incorporate these needs into our solution development efforts.

We continue to enhance our sales channel by strengthening our existing affiliate base and enhancing our direct sales organization to capitalize on strategic opportunities. We are also increasing our worldwide channel capacity through new ventures, alliances, and other programs to enter new or under-penetrated territories. In addition, we will continue to assist our sales channel via on-line training and remote learning opportunities. These programs are intended to improve our sales channels’ ability to successfully compete for new accounts and to expand our presence within our customer base.

We also intend to expand our direct sales force to lead multi-site selling opportunities and service specific strategic accounts and solutions. We believe that the number of these multi-site and strategic opportunities should increase over time due to our customers’ acquisition and expansion activities and the increased numbers of collaborative solutions we have available.

Leverage Our Supply Chain, Collaborative Commerce, and other Strategic Extension Solutions

MAPICS understands the needs of manufacturers, and we have developed our supply chain management solutions to provide the tools that manufacturers need to achieve peak performance. In addition, our collaborative commerce applications link elements of the manufacturing infrastructure to ensure the effective flow of information from supplier to manufacturer to customer in a fully web-enabled fashion.

These strategic extension solutions are available to our ERP foundation customers as well as to customers who use other ERP solutions. We will continue to develop these types of strategic solutions to provide added value for manufacturers and to attract new customers.

Enhance Functionality of Our Collaborative Solutions

We have continued our commitment to improving the value of our collaborative solutions in order to attract additional customers as well as to allow existing customers to more easily adapt to changes within their extended enterprise. We continue to focus on the extended enterprise business model and are adding new localized features to increase the value of our solutions and allow us to more effectively target geographic markets.

To support our vertical market strategy, we are developing specific functionality to address business requirements within our target vertical segments. In addition, we continually evaluate potential acquisitions of complementary technologies, products and businesses serving our target market.

Incorporate New Technologies to Expand Market Opportunity

MAPICS collaborative business solutions are built on both the IBM iSeries (using J2EE and Linux) and Microsoft Windows platforms. In fact, MAPICS is the first enterprise application provider to support the Linux environment running on the IBM iSeries platform. We selected IBM and Microsoft as our key platform partners because of their large market share.

Our strategy is to develop functionality enhancements to our ERP solutions and strategic extensions via a web services model. In order to do so, we will incorporate solutions from partners as well as technologies that we build or acquire. Among the many benefits of this strategy are:

•	existing technology investments are leveraged via the development of solutions common to both the IBM and Microsoft platforms;

•	both MAPICS and our customers can respond quickly to changing business conditions;

•	implementations can be significantly easier; and

•	customers can add MAPICS solutions to meet specific business demands as needed.

Pursue Strategic Alliances

In order to address the rapidly changing needs of the manufacturing industry, MAPICS often forms strategic development or marketing alliances with third parties, which we refer to as solution partners. These partnerships allow us to deliver best of breed offerings that integrate with MAPICS solutions.

Two of our more significant strategic relationships are with IBM and Microsoft. In 2002, we entered into a strategic alliance agreement with IBM under which MAPICS and IBM will jointly market solutions for mid-market manufacturers in the electronics, automotive, industrial and heavy equipment industries. MAPICS will continue to develop these types of development and marketing alliances to enhance the breadth and value of our offerings and expand our market presence.

Leverage Professional Services

MAPICS Professional Services, working with the services operations of our affiliate partners, provides consulting services to manufacturing companies across the globe. This organization helps manufacturers meet their business goals and objectives by ensuring successful integration of software and systems as well as by providing consulting services in business process management and reengineering.

MAPICS Collaborative Business Solutions

ERP Solutions

MAPICS ERP for iSeries.    Our iSeries based solutions offers multiple components, yet provides a simplified implementation process. Integrated applications enable single-site, multi-site and multi-national manufacturers to expand production and increase revenue. MAPICS ERP for iSeries leverages J2EE and with web-enabled functionality delivers solutions for growing manufacturing organizations and offers an architecture that gives customers the flexibility to expand as their business evolves. This solution works with the IBM eServer iSeries (formerly the AS/400) platform, a popular platform with manufacturers in our target market.

MAPICS ERP for Extended Systems.    Our extended systems solution runs on multiple platforms and allows manufacturers to extend their reach globally, using a single unified solution to manage multiple sites, outsourced operations, and partners. MAPICS ERP for Extended Systems offers easy web-enablement via proven thin-client, appliance-independent connection to the Internet. In addition, this solution addresses the security, data integrity and real-time information delivery needs that new e-business transaction models require. MAPICS ERP for Extended Systems operates on the Microsoft Windows platform and Oracle database.

Complex Order Management

MAPICS Advanced Product Configurator.    One of the major trends in manufacturing today is mass customization, in which customers require that products be manufactured to their own unique specifications. This trend creates new challenges for manufacturers, which must meet these demands while continuing to operate profitably. MAPICS’ Advanced Product Configurator helps manufacturers overcome this challenge by letting non-technical product specialists automate an entire product offering. Because MAPICS’ Advances Product Configurator can be used over the Internet, it allows manufacturers to integrate mass customization strategies throughout their entire value chain.

Supply Chain Management

MAPICS Supply Chain Management Solution.    This constraints-based solution helps companies maximize their supply chain capacity, eliminate downtime, and improve operating efficiencies. It analyzes plant operations, pinpoints constraints, and optimizes manufacturing processes. Web-enabled supplier and customer collaboration components help manufacturers give their suppliers and customers what they need, when they need it—including the ability to respond to higher priority customers first. Robust supply chain planning functionality helps manufacturers better handle the demands of multi-plant, multi-national manufacturing. Our supply chain management solution improves customer service by allowing customers to perform their own capable-to-promise and what-if scenarios via the Internet allowing them to delay or expedite orders. It also provides better sales and operational planning by creating consensus forecasts using channel intelligence to help plan production and ensure forecasts are met. MAPICS Supply Chain Management Solution enables companies to recognize interdependencies among elements of the manufacturing process and helps them devise simple solutions for very complex problems.

Collaborative Applications

MAPICS Portal.    The MAPICS Portal is an enterprise relationship portal solution that allows manufacturers to create a seamless virtual business community including their entire value chain. Our customers are currently using the MAPICS Portal to share manufacturing data such as inventory levels, bills of material, reorder information, engineering documents, and production line activity with members of their value chain. This year we delivered new portal applications that dramatically streamline a manufacturer’s business processes. These applications enable manufacturers and their suppliers to collaborate real time on information directly from the ERP backbone for purchase order planning, acceptance, and supplier management.

MAPICS Buyer-Supplier Role Portal.    The MAPICS Buyer-Supplier Role Portal lets manufacturers manage communication and the progress of their purchase orders via the Internet. It automates the buying process and gives suppliers real time visibility to the order process at any time, any day. This real time collaboration lets both buyers and suppliers reduce excess inventory and shorten lead times.

MAPICS Commerce.    MAPICS Commerce is a web storefront that enables manufacturers to develop electronic storefronts, display product catalogs, and take orders over the Internet. Users have the capability to configure items using guided selling through the web storefront. Manufacturers can use this rules based configurator to dynamically create unique products directly from the MAPICS ERP system via the Internet.

Enterprise Asset Management

MAPICS Maintenance and Calibration Solution.    This multi-platform solution for enterprise asset management, or EAM, provides maintenance and facility management, including calibration tools for manufacturers. MAPICS Maintenance and Calibration Management Solution helps manufacturers manage enterprise assets and fully integrates with other MAPICS products. Simple implementation gives users the flexibility to set up systems that easily adapt to their individual manufacturing operations.

Financial and Business Analytics

MAPICS Analytics.    This web-enabled business intelligence solution allows our customers to maximize the value of business data by quickly, easily, and accurately revealing trends to help manufacturers make better business decisions. It also improves partnering throughout the value chain by providing a cost-effective means to securely share information outside the manufacturing enterprise. Additionally, it allows manufacturers to easily measure and monitor performance to implement balanced scorecard/business performance measurements for a single plant or across the entire enterprise. MAPICS also delivers international financial applications including accounts payable, accounts receivable, and general ledger offerings which operate with these and other analytical solutions.

Product Development

Our product development efforts are focused on expanding the breadth and depth of our product functionality by incorporating new technologies while maintaining product reliability. In 2002, we implemented a product life cycle management methodology designed to focus on meeting the needs of the customer, supporting MAPICS objectives, and measuring our progress and improvement at all times during the development process. This methodology is a critical component of MAPICS’ ability to continue delivering new and effective functionality and technologies to our customers.

MAPICS is focused on developing collaborative solutions that are platform independent and enable manufacturers to serve their customers better, while improving overall operational efficiency. To that end, MAPICS is a member of the Web Services Interoperability Organization (WS-I), a web standards organization, founded by our two principal platform partners, IBM and Microsoft. Our participation in defining these standards helps ensure that our solutions can operate with both IBM and Microsoft platforms.

We continue to enhance our ERP for iSeries solution, adding significant customization functions, navigation, and personalization features that are popular in today’s applications. Users can access their data from anywhere in the world via a web browser, providing flexibility throughout the value chain. Additional enhancements also enable the use of items such as PDAs and cell phones to access the data.

We continue to evolve our ERP for Extended Systems solution to an Internet-based collaborative system based on the Microsoft.Net technology, and we are further expanding our MAPICS Portal applications and customer centric commerce applications

Customers

MAPICS has licensed its solutions for use in thousands of manufacturing locations throughout the world. The majority of our customers are discrete manufacturing establishments with annual sales between $20 million and $1 billion, consisting of independent companies as well as divisions, sites, and subsidiaries of larger companies. We also sell additional applications and upgrades to our existing customers. It is also our strategy to leverage our installed customer base to provide positive references to secure new customers.

Our base of customers includes the following enterprises:

Anaren Microwave, Inc.	IKO Industries
AP Technoglass Company	Kerry Ingredients U.K. Ltd.
Ashley Furniture Industries, Inc.	MAG Instruments, Inc.
Bayer Corporation	Michigan Bulb Company Inc., Ltd.
Bostik, Inc.	Pall Corporation
Bristol-Myers Squibb Company	Peg Perego Pines USA, Inc.
Dialight Corporation	Powerex Inc.
Dirona SP	Shiseido Cosmetics (America) Ltd.
Dukane Corporation	Sub-Zero Freezer Co., Inc.
Eaton Controls PTY, Ltd.	Sylvania Lighting International B.V.
Emerson Electric Co.	GENLYTE
Freightliner, Inc.	Trans-matic Manufacturing, Inc.
General Electric Co., P.L.C.	Volvo Corp.
Giddings and Lewis, Inc.	Weber Aircraft
Glaxo SmithKline	Weber-Stephen Products Co.
Goodyear Tire & Rubber Co.	Westinghouse Electric Corporation
Hartzell Propeller, Inc.	Xanoptics
Honda Motor Co., Ltd.	YORK International Corporation

None of our customers accounted for more than 5% of our total revenues in the fiscal year ended September 30, 2002.

Marketing and Sales

MAPICS delivers collaborative business solutions comprising both software applications and consulting services. These solutions create value by providing a quick return on investment and improving bottom line financial results for our customers. Our solutions also allow manufacturers to make the most of their existing technology investments while taking advantage of new technologies at a pace that best fits their needs.

Marketing initiatives are designed to showcase how our solutions help manufacturers in the industrial equipment, automotive/transportation, and high tech electronics industries achieve world-class performance in operational efficiency, customer satisfaction, and market share gains. We plan to continue to identify additional target segments within the manufacturing industry, and our marketing programs and activities are designed to integrate together to support this verticalization strategy.

We sell our solutions through a network of independent local affiliates who deliver our solutions in more than 70 countries throughout North America, Europe, the Middle East and Africa, or EMEA, and Latin America and Asia Pacific, or LAAP. The use of affiliates gives us significant market access and allows our customers to receive localized and personalized sales, consulting, implementation and other services. In addition, affiliates typically have extensive knowledge of the manufacturing industries in their geographic regions and develop long-standing relationships with our customers. Moreover, the affiliate channel continually provides focused feedback regarding customer requirements, industry trends, and competitive products, enabling us to anticipate and respond to the future product needs of our customers and to incorporate these needs into our product development efforts. Due to the success of our affiliate program, MAPICS sales management continues to encourage our affiliates to grow or consolidate into larger organizations and to further develop their sales skills. We will continue to expand and strengthen our affiliate network, as well as take advantage of opportunities to capitalize on our direct sales organization as well. We believe that the flexibility of multiple sales channels is critical to our success as our customer base continues to grow in sophistication and demands increasing levels of service and support.

For information regarding the amount of revenue, income (loss) from operations, long-lived assets and other financial data relating to each of our geographic areas, see note 16 of the notes to our consolidated financial statements contained in “Item 8. Financial Statements and Supplementary Data.”

Product Licensing Agreements

We license our software products under a license agreement typically executed directly with the customer. The license agreements restrict use of the software to specified purposes.

We currently offer software products under an annual renewal term license or a perpetual license depending on the type of product purchased. Under our annual renewal term license, the customer pays an initial license fee and an annual license fee for the right to use the software over the initial agreement period, which is typically twelve months. Our customers may renew the license annually by paying the annual license fee. Alternatively, through a perpetual license agreement, our customer pays an initial license fee for the right to use the software perpetually.

Customer Support and Professional Services

We believe that our worldwide, integrated customer support and professional services operation is essential to achieving rapid product implementation, which in turn is essential to long-term customer satisfaction. Accordingly, we are committed to maintaining a high-quality, knowledgeable affiliate channel supported by our internal service and support staff.

With a proven network of affiliates, as well as several call centers around the world, our customers can reach us anytime to ask questions, get tips, or find solutions to problems. We use a customer management system to continually measure our performance to ensure complete customer satisfaction, responsiveness and effectiveness.

Our customer support and professional services activities can be grouped into two key areas:

Customer Support

MAPICS maintains a central call management response and assistance program for customers. Our support centers use a standardized call management system to log calls, track problems or inquiries, identify qualified support personnel to assist customers, follow the inquiry through to a successful resolution and measure support performance. Outside North America, we provide similar support services to our customers in conjunction with our affiliates. We also provide tools that enable customers to directly access our knowledge database and quickly locate answers to operational issues on their own.

For customers operating under our annual renewal term licenses, the payment of the annual license fee also provides the customer with annual software support services. Customers operating under our perpetual licenses are entitled to annual software support services by paying an annual support fee. The support services under both licenses entitle the customer to receive minor enhancements to the products developed during the year, bug fixes and technical assistance.

MAPICS Call Centers.    MAPICS provides global customer support services through regional call centers located in Alpharetta, Georgia (USA), ‘s-Hertogenbosch (The Netherlands), Kuala Lumpur (Malaysia), Guangzhou (China), Tokyo (Japan) and Melbourne (Australia).

MAPICS E:Info Support Site.    MAPICS offers an electronic support website that allows customers to find information and immediate answers to their MAPICS questions 24 hours a day, seven days a week. Customers can search knowledge bases, order software updates, and download the latest fixes.

E:mail Service.    This support service sends periodic email messages to customers regarding the latest product and support information they have requested. The information is customized to their unique user profile and covers a broad area of MAPICS related information consisting of early warnings of known issues, how-to’s and important tips and techniques.

No Wait Response System.    MAPICS’ easy-to-use “No Wait Response” system gives customers access to the same extensive knowledge base of information that is used by our internal support representatives and includes thousands of tips, questions and answers, and other problem-solutions.

My Support.    The MAPICS “My Support” site allows customers to review the support activity for their account, log and/or update an incident, request license keys, and setup customized user profiles for the information they want to receive from MAPICS.

Implementation and Business Process Consulting Services

MAPICS’ independent affiliates typically provide on-site implementation-consulting services to assist customers in the installation and use of our products. These implementation services are contracted between the affiliate and the customer. Fees for these services are billed by the affiliate to the customer. Revenue for these services are recorded by the affiliate. In order to help our affiliates improve and maintain their skills, we provide certification programs, educational materials and ongoing instruction on MAPICS’ solutions. We also provide project management support services to assist affiliates in managing multi-site and multi-territory implementation efforts and to supplement their expertise in new application areas, which is billed and recorded by MAPICS.

In addition, MAPICS Professional Services provides global consulting and implementation support that enhances and supplements the services provided by our affiliates, particularly in new or complicated application areas. MAPICS Professional Services assures that world-class manufacturers meet their business goals and objectives by successfully deploying business solutions using MAPICS’ expertise and products. Our certification program ensures the quality of the support that our customers receive is consistent, no matter where they are located.

MAPICS Professional Services assist manufacturers in reviewing business processes rather than department functions. Those processes are then structured around serving both internal and external customers. We also ensure that customers implement MAPICS product functionality that satisfies their individual manufacturing goals and objectives, and help customers then put these solutions to practical use.

Among the many services provided by MAPICS Professional Services are:

•	performance enhancement services to help customers with reengineering, cost-based programs and productivity enhancements;

•	business advisory services to help customers build short- and long-term operational strategies;

•	manufacturing consulting services to help with real-life shop floor problems such as process flow, inventory methods, and the application of advanced planning techniques; and

•	facilitation services to provide functional use assessments and project planning as well as implementation assistance and consulting.

In delivering these services, MAPICS Professional Services uses a combination of MAPICS employees and resources of our affiliates. When projects require the use of affiliate resources, we will execute a subcontract agreement with the affiliate that outlines the scope of work required and the related costs. On all projects managed by MAPICS Professional Services, we retain (i) the primary responsibility with the customer for timely performance and delivery of agreed upon deliverables, (ii) credit risk on the collection of the billings for the services performed and (iii) any post-implementation warranties or support. As a result, we record all of the revenue for the services performed and classify it as services revenue in the statement of operations. Costs for the services provided by the affiliates are classified in cost of service.

Proprietary Rights and Technology

MAPICS currently offers manufacturing solutions based on both IBM (J2EE and Linux) and Microsoft platforms. We selected IBM and Microsoft as our key platform partners because of their large market share and leadership in web services technology. Our strategy comprises the development of continued functionality enhancements to our ERP solutions and strategic extensions via a web services model. In order to do so, we incorporate solutions from partners, as well as technologies that we build or acquire.

Our success and ability to compete depend heavily on our proprietary technology, including our software. Our software is protected as a copyrighted work. In addition, much of the source code for our software is protected as a trade secret. We provide our products to customers under a non-exclusive license. We also generally enter into confidentiality or license agreements with third parties and control access to and distribution of our software, documentation and other proprietary information. We presently have no patents or patent applications pending. We rely upon license or joint development agreements with solution partners to allow us to use technologies that they develop.

Competition

The market for manufacturing solutions software is highly competitive and changes rapidly. We target our solutions primarily at the market for business applications software for discrete manufacturers, with a special focus on industrial equipment manufacturers, automotive/transportation manufacturers, and electronics manufacturers. We primarily compete with a large number of independent software vendors that serve these same markets, although we also compete with vendors of specialized applications. We believe that manufacturers are looking to partner with solution providers that offer “one stop shop” partnering, are focused on and have proven expertise in manufacturing, provide low total cost of ownership solutions, are financially viable, and can leverage their current information technology infrastructure to ensure rapid implementation and return on investment. We believe that our ability to meet all of these requirements differentiates us from the competition.

Employees

As of December 3, 2002, we employed 450 persons, of whom 266 were employed in product development and support, 102 in sales and marketing and 82 in management and administration. None of our employees is represented by a labor union. We have experienced no work stoppages and believe that our employee relations are good.

Item 2.    Properties.

Our principal administrative, marketing, product development and support facilities are located in Alpharetta, Georgia, a suburb of Atlanta, where we lease approximately 120,000 square feet under a lease that expires in 2007. Approximately 26,000 square feet of the facility in Alpharetta is currently sub-leased to a third party. We also lease approximately 26,000 square feet for regional sales, development, and support locations in North America, EMEA, and LAAP.

Item 3.    Legal Proceedings.

From time to time, we are involved in legal proceedings incidental to the conduct of our business. The outcome of these claims cannot be predicted with certainty. We do not believe that the legal matters to which we are currently a party are likely to have a material adverse effect on our results of operation or financial condition.

Item 4.    Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our shareholders during our fourth fiscal quarter ended September 30, 2002.

PART II

Item 5.    Market for the Registrant’s Common Equity and Related Stockholder Matters.

Common Stock Price

The following table shows the high and low sales prices per share of our common stock as reported on the Nasdaq National Market for each quarter of our last two fiscal years ended September 30, 2002.

	High	Low
Fiscal 2001:
First Quarter	$7.63	$3.75
Second Quarter	9.13	4.00
Third Quarter	6.35	2.85
Fourth Quarter	7.77	5.00

Fiscal 2002:
First Quarter	$6.80	$5.07
Second Quarter	7.82	5.87
Third Quarter	8.25	5.21
Fourth Quarter	6.39	4.00

Holders

As of December 3, 2002, there were 484 holders of record of our common stock, and we estimate that there were approximately 3,100 beneficial owners of our common stock.

Dividend Policy

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund future development and growth, the operation of our business, and the repayment of any amounts outstanding under our revolving credit facility. Additionally, covenants in our revolving credit facility limit the payment of cash dividends. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements and such other factors as the board of directors deems relevant. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and note 9 of the notes to our consolidated financial statements contained in “Item 8. Financial Statements and Supplementary Data.”

Item 6.    Selected Financial Data.

The tables on the following pages present selected statement of operations and balance sheet data for the fiscal years ended and as of September 30, 1998, 1999, 2000, 2001, and 2002. We have derived the selected financial data for those periods and as of those dates from our financial statements. You should read this selected financial data in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 8. Financial Statements and Supplementary Data.”

	Fiscal Year Ended September 30,
	1998	1999	2000	2001	2002
	(In thousands, except per share data)
Statements of Operations Data:
Revenue:
License(3)	$79,189	$71,195	$40,986	$47,675	$40,207
Services	50,552	63,523	77,690	90,476	88,092

Total revenue	129,741	134,718	118,676	138,151	128,299

Operating expenses:
Cost of license revenue	13,108	13,689	12,438	16,437	14,647
Cost of services revenue	14,873	19,012	31,176	35,427	32,436
Selling and marketing	48,111	51,601	41,293	41,563	35,092
Product development	15,073	18,083	16,375	17,277	15,331
General and administrative	8,884	12,673	17,427	14,635	12,447
Amortization of goodwill	—	—	6,959	35,121	—
Acquisition costs	—	—	12,958	(1,981)	(1,000)
Restructuring costs	—	—	2,125	—	4,707

Total operating expenses	100,049	115,058	140,751	158,479	113,660

Income (loss) from operations	29,692	19,660	(22,075)	(20,328)	14,639
Interest income (expense), net	760	1,801	(1,885)	(2,099)	(600)

Income (loss) before income tax expense (benefit) and extraordinary item	30,452	21,461	(23,960)	(22,427)	14,039
Income tax expense (benefit)	11,724	8,262	(6,239)	4,533	(20)

Income (loss) before extraordinary item	18,728	13,199	(17,721)	(26,960)	14,059
Loss on early extinguishments of debt, net of income tax benefit	—	—	—	—	(318)

Net income (loss)	$18,728	$13,199	$(17,721)	$(26,960)	$13,741

Net income (loss) per common share (basic):
Income (loss) before extraordinary item	$1.01	$0.70	$(0.99)	$(1.48)	$0.77
Loss on early extinguishments of debt, net of income tax benefit	—	—	—	—	(0.02)

Net income (loss)	$1.01	$0.70	$(0.99)	$(1.48)	$0.75

Net income (loss) per common share (diluted):
Income (loss) before extraordinary item	$0.81	$0.62	$(0.99)	$(1.48)	$0.69
Loss on early extinguishments of debt, net of income tax benefit	—	—	—	—	(0.02)

Net income (loss)	$0.81	$0.62	$(0.99)	$(1.48)	$0.67

Weighted average number of common shares outstanding (basic)	18,579	18,943	17,896	18,223	18,355

Weighted average number of common shares and common share equivalents outstanding (diluted)	23,100	21,444	17,896	18,223	20,520

	As of September 30,
	1998	1999	2000	2001	2002
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$33,442	$21,351	$12,175	$18,077	$23,661
Working capital (deficit)	12,282	6,487	(34,455)	(30,232)	(17,368)
Total assets(1)	110,042	95,394	156,931	115,153	108,110
Long-term liabilities	—	155	21,245	6,145	3,563
Shareholders’ equity(2)	46,941	38,259	26,392	243	14,960

(1)
Total assets as of September 30, 2000 increased from September 30, 1999, primarily as a result of two acquisitions. Total assets as of September 30, 2000 included $42.7 million in goodwill and intangible assets that were a result of the acquisitions. As of September 30, 2001, total assets decreased by $26.0 million relating to an impairment loss on the goodwill and intangible assets from the acquisitions in fiscal 2000.

(2)
Shareholders’ equity amounts as of September 30, 1998, 1999, 2000, 2001, and 2002 are reduced by the cost of treasury stock of $1.3 million, $22.4 million, $17.1 million, $15.4 million, and $15.2 million.

(3)
Effective June 2000, we applied AICPA Technical Practice Aid (“TPA”) 5100.53, “Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition.” As a result, we began deferring initial license revenue from our time-based licenses and amortizing it over the term of the agreement, which is generally a 12 month period.

Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis in conjunction with “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data”, The following discussion and analysis contains forward-looking statements relating to our future financial performance, business strategy, financing plans and other future events that involve uncertainties and risks. Our actual results could differ materially from the results anticipated by these forward-looking statements as a result of many known and unknown factors that are beyond our ability to control or predict, including but not limited to those discussed below in “—Factors Affecting Future Performance” and elsewhere in this report. See also “Special Cautionary Notice Regarding Forward-Looking Statements” at the beginning of “Item 1. Business.”

The terms “fiscal 2000,” “fiscal 2001,” and “fiscal 2002” refer to our fiscal years ended September 30, 2000, 2001, and 2002. The term “fiscal 2003” refers to our fiscal year ending September 30, 2003.

Overview

We are a global developer of extended enterprise applications that principally focuses on manufacturing establishments in discrete and batch-process industries. Our solutions enable manufacturers around the world to compete better by streamlining their business processes, maximizing their organizational resources, and extending their enterprises beyond the four walls of their factory for secure collaboration with their value chain partners.

We acquired Pivotpoint, Inc. on January 12, 2000 for $48.0 million in cash. This acquisition enabled us to immediately expand our manufacturing solutions across additional platforms. Our flagship solutions now include two enterprise resource planning foundations that streamline business processes for manufacturing, customer service, engineering, supply chain planning and financial reporting. The solutions support international and multi-site operations on a variety of platforms, including the IBM eServer iSeries, Windows NT, UNIX and Linux. We also offer supply chain management, collaborative commerce and enterprise asset management systems and functionality designed to enable companies to link members of their supply chain to send and receive valuable real-time information to improve business decision-making at all levels.

We generate a significant portion of our total revenue from licensing software, which is conducted principally through our global network of independent affiliates. The affiliates provide the principal channel through which we license our software. However, the ultimate customer typically executes a license agreement directly with us rather than the affiliate. We currently offer software products under an annual renewable term license or a perpetual license depending on the type of product purchased. Under our annual renewable term license, the customer pays an initial license fee and an annual license fee for the right to use the software over the initial license period, typically twelve months. Our customers may renew the license for additional one-year periods upon payment of the annual license fee in subsequent years. The annual renewable term license agreements are executed in most cases with the purchase of our IBM iSeries platform products. Under a perpetual license, our customer pays an initial license fee for the ongoing right to use the software.

When we first license an iSeries product, we receive both an initial license fee and an annual license fee. In accordance with TPA 5100.53, we recognize the initial license fee as license revenue ratably over the initial license period, which is generally twelve months. In addition, customers must pay an annual license fee, which entitles the customer to continuing use of the software and customer support services as available. We record these annual license fees as services revenue and recognize this revenue ratably over twelve months. If a customer does not pay its annual license fee the following year, it is no longer entitled to use our software and we may terminate the agreement. We believe this licensing arrangement provides a source of recurring revenue from our installed base of iSeries customers. Additional software products or applications are not included as part of the annual license fee and are available for an additional initial and annual license fee.

With regard to our ERP for Extended Systems, we generally license them on a perpetual basis. Customers must pay an initial license fee and an annual support fee in the first year. We record initial license fees for perpetual licenses as license revenue and typically recognize them upon delivery of the software to the ultimate customer, provided collection is probable. The annual support fee entitles the customer to receive annual support services, as available. We record these fees as services revenue and recognize this revenue ratably over the term of the periodic agreement.

For the fiscal years ended September 30, 2000 and September 30, 2001, we have presented amortization of goodwill related to two acquisitions in fiscal 2000 in a separate line item in the statement of operations. We have included amortization of acquired technology and other intangible assets in cost of license revenue in all periods presented. As further explained under “Recently Issued or Adopted Accounting Pronouncements” below, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” as of October 1, 2001, and consequently we did not record amortization of goodwill for the fiscal year ended September 30, 2002.

On January 15, 2002, we announced a five-year agreement with an offshore information technology services company to perform a variety of our ongoing product development activities. We believe the relationship will increase our flexibility by allowing us to staff projects with qualified resources as project needs demand, decrease the cost of meeting our development and support goals, and maintain the high standards of quality and services that we currently provide. The implementation of this strategy resulted in a planned reduction of our worldwide workforce of approximately 12%. As of June 30, 2002, we had completed the planned reduction of our worldwide workforce. See “Item 7. Restructuring” for a discussion of the restructuring charge related to this workforce reduction. The development partner we chose is a large, international firm with experience in working with software companies. However, managing software development projects remotely can be difficult and may result in delays or cost overruns, and we may be exposed to greater operational, international, political and economic risks under the offshore agreement.

Results of Operations

The following table presents our statements of operations data as a percentage of total revenue for the fiscal years ended September 30, 2000, 2001, and 2002.

	Years Ended September 30,
	2000	2001	2002
Revenue:
License	34.5%	34.5%	31.3%
Services	65.5	65.5	68.7

Total revenue	100.0	100.0	100.0

Operating expenses:
Cost of license revenue	10.5	11.9	11.4
Cost of services revenue	26.3	25.6	25.3
Selling and marketing	34.8	30.1	27.4
Product development	13.8	12.5	11.9
General and administrative	14.7	10.6	9.7
Amortization of goodwill	5.9	25.4	—
Acquisition costs	10.9	(1.4)	(0.8)
Restructuring costs	1.8	—	3.7

Total operating expenses	118.7	114.7	88.6

Income (loss) from operations	(18.7)	(14.7)	11.4
Interest income	0.9	0.6	0.4
Interest expense	(2.5)	(2.1)	(0.9)

Income (loss) before income tax expense (benefit) and extraordinary item	(20.3)	(16.2)	10.9
Income tax expense (benefit)	(5.3)	3.3	—

Income (loss) before extraordinary item	(15.0)	(19.5)	10.9

Loss on debt extinguishments	0.0	0.0	(0.2)

Net income (loss)	(15.0)%	(19.5)%	10.7%

Summary.    For fiscal 2002, we recorded net income of $13.7 million or $0.67 per common share (diluted), an increase from a net loss of $27.0 million or $1.48 per common share (diluted) in fiscal 2001 and a net loss of $17.7 million or $0.99 per common share (diluted) in fiscal 2000. Total revenue decreased $9.9 million or 7.1% from fiscal 2001 to fiscal 2002. Total revenue increased $19.5 million or 16.4% from fiscal 2000 to fiscal 2001. Operating expenses including amortization of goodwill, acquisition costs, restructuring costs and other special items decreased $44.8 million or 28.3% from fiscal 2001 to fiscal 2002. Operating expenses including amortization of goodwill, acquisition costs, restructuring costs and other special items increased $17.7 million or 12.6% from fiscal 2000 to fiscal 2001.

Our fiscal 2000 results included $18.2 million in acquisition costs, restructuring costs and other special items, the majority of which relate to our acquisition of Pivotpoint during fiscal 2000. Our fiscal 2001 results included a benefit of $170,000 in acquisition costs, restructuring costs, and other special items. We recorded a restructuring charge of $4.7 million during the year ended September 30, 2002. The restructuring charge included $3.7 million related to the abandonment of excess office space and $1.0 million related to employee severance and related costs for approximately 65 employees, primarily product development and support personnel. The following table details the classification of these costs within our statement of operations for fiscal 2000, fiscal 2001, and fiscal 2002.

	Cost of License Revenue	General and Administrative Expenses	Acquisition Costs	Restructuring Costs	Total
	(in thousands)
Year Ended September 30, 2000:
Write-off of capitalized software costs and in process research and development costs	$327	$—	$7,592	$—	$7,919
Write-off of prepaid royalties	—	—	4,116	—	4,116
Costs for termination of technology distribution agreements	—	2,290	919	—	3,209
Special compensation	—	500	—	—	500
Severance and personnel related costs	—	—	—	1,153	1,153
Costs of abandonment of excess office space	—	—	—	972	972
Other assets	—	—	331	—	331

Total	$327	$2,790	$12,958	$2,125	$18,200

Year Ended September 30, 2001:
Settlement of third party royalty agreement	$—	$—	$(1,981)	$—	$(1,981)
Write-off of software development costs and intangible assets	1,811	—	—	—	1,811

Total	$1,811	$—	$(1,981)	$—	$(170)

Year Ended September 30, 2002:
Reverse costs for termination of technology distribution agreements	$—	$(2,290)	$—	$—	$(2,290)
Settlement of pre-acquisition contingency	—	—	(1,000)	—	(1,000)
Severance and personnel costs	—	—	—	1,026	1,026
Costs of abandonment of excess office space	—	—	—	3,681	3,681

Total	$—	$(2,290)	$(1,000)	$4,707	$1,417

Revenue.    We generate a significant portion of our total revenue from licensing software, which is conducted principally through our global network of independent affiliates. The affiliates provide the principal channel through which we license our software. However, the ultimate customer typically executes a license agreement directly with us rather than the affiliate. We currently offer software products under an annual renewable term license or a perpetual license depending on the type of product purchased. Under our annual renewable term license, the customer pays an initial license fee and an annual license fee for the right to use the software over the initial license period, typically twelve months. Our customers may renew the license for an additional one-year period upon payment of the annual license fee in subsequent years. The annual renewable term license agreements are executed in most cases with the purchase of our IBM iSeries platform products. Under a perpetual license, our customer pays an initial license fee for the ongoing right to use the software.

When we first license our iSeries product line, we receive both an initial license fee and an annual license fee. We recognize the initial license fee as license revenue ratably over the initial license period, which is generally twelve months. In addition, customers must pay an annual license fee, which entitles the customer to continuing use of the software and customer support services as available. We record these annual license fees as services revenue and recognize this revenue ratably over twelve months. If a customer does not pay its annual license fee the following year, it is no longer entitled to use our software and we may terminate the agreement. We believe this licensing arrangement provides a source of recurring revenue from our installed base of iSeries customers and enables our customers to take advantage of new releases and enhancements of our software. Additional software products or applications are not included as part of the annual license fee and are available for an additional initial and annual license fee.

With regard to our other software products, we license them on a perpetual basis. Customers must pay an initial license fee and an annual support fee in the first year. We record initial license fees for perpetual licenses as license revenue and typically recognize them upon delivery of the software to the ultimate customer, provided collection is probable. The annual support fee entitles the customer to receive annual support services, as available. We record these fees as services revenue and recognize this revenue ratably over the term of the periodic agreement.

Under the terms of our license agreements, our customers are responsible for installation and training. In most instances, the affiliates provide our customers with the consulting and implementation services relating to our products. During fiscal 2000, we began to provide professional consulting and implementation services to our customers. The professional services that we provide are not essential to the functionality of our delivered products. We provide our professional services under services agreements, and we charge for them separately under time and materials arrangements or, in some circumstances, under fixed price arrangements. We recognize revenues from time and materials arrangements as the services are performed, provided that the customer has a contractual obligation to pay, the fee is non-refundable, and collection is probable. Under a fixed price arrangement, we recognize revenue on the basis of the estimated percentage of completion of service provided. We recognize changes in estimates in the period in which they are determined. We recognize provisions for losses, if any, in the period in which they first become probable and reasonably estimable.

We also offer educational courses and training materials to our customers and affiliates. These consulting and implementation services and educational courses are included in services revenue, and revenue is recognized when services are provided.

License revenue decreased $7.5 million or 15.7% from $47.7 million in fiscal 2001 to $40.2 million in fiscal 2002. The decrease was primarily due to $5.5 million less license revenue recognized under our time-based licenses resulting from decreased time-based license volume from the prior year. Additionally, products licensed on a perpetual basis declined $2.0 million from the prior year. In fiscal 2002, we recognized approximately $21.3 million of license revenue that we had deferred from license contracts signed in fiscal 2001, while in fiscal 2001 we recognized approximately $21.7 million of license revenue that we had deferred from the prior year. The recognition of this $21.7 million of deferred license revenue in fiscal 2001 was the principal reason that license revenue increased $6.7 million or 16.3% from $41.0 million in fiscal 2000 to $47.7 million in fiscal 2001.

During fiscal 2002 and the majority of fiscal 2001, we experienced worldwide hesitancy by customers and prospects to commit to new investments, a slowdown in the growth of the market for enterprise applications and a general slowdown in the global economy, particularly in the manufacturing sector we serve. Furthermore, we experienced sales issues associated with the attacks of September 11, 2001 and the events that followed that delayed numerous transactions, some indefinitely. As a result, the amounts of license revenue deferred in fiscal 2001 and fiscal 2002 that we will recognize in future periods are lower than the amounts that we would have deferred had we applied TPA 5100.53 for the full year in fiscal 2000.

Services revenue decreased $2.4 million or 2.6% from fiscal 2001 to fiscal 2002. The decrease was primarily due to lower consulting services revenue as a result of the continued weakness in demand for these services resulting from lower license volume as compared to fiscal 2001. Services revenue increased $12.8 million or 16.5% from fiscal 2000 to fiscal 2001 as a result of raising our rates related to some products, the addition of a full year of Pivotpoint customers, and an increase in professional consulting services.

From fiscal 2001 to fiscal 2002, we experienced a shift in our mix of revenue primarily as a result of changes in the mix of our license revenue resulting from products acquired in our acquisition of Pivotpoint, a decrease in license revenue as a percentage of total revenue, and expansion of our professional services business. Services revenue as a percentage of total revenue has increased from 65.5% in fiscal 2000 and fiscal 2001 to 68.7% in fiscal 2002. As we continue to expand our professional services business and our license revenue decreases as a percentage of total revenue, we expect that services revenue will continue to be an increasing percentage of our total revenue.

Our operations are conducted principally in 1) North America, 2) EMEA, and 3) LAAP. The following table shows the percentage of license, services, and total revenue contributed by each of our primary geographic markets:

	Years Ended September 30,
	2000	2001	2002
North America
License revenue	74.8%	73.8%	67.1%
Services revenue	76.1	79.2	79.9%
Total revenue	75.8	77.4	75.9%
EMEA
License revenue	17.9	17.7	22.1%
Services revenue	17.5	15.9	14.8%
Total revenue	17.6	16.6	17.1%
LAAP
License revenue	7.3	8.5	10.8%
Services revenue	6.4	4.9	5.3%
Total revenue	6.6	6.0	7.0%
MAPICS, Inc.
License revenue	100.0	100.0	100.0
Services revenue	100.0	100.0	100.0
Total revenue	100.0%	100.0%	100.0%

Additional information about our operations in these geographical areas is presented in note 16 of the notes to our consolidated financial statements contained in “Item 8. Financial Statements and Supplementary Data.”

Cost of License Revenue.    Cost of license revenue consists primarily of royalties that we pay to solution partners for products or technology we license, amortization of computer software costs, amortization of intangibles related to the Pivotpoint acquisition, and amortization of other intangible assets. We license from our solution partners complementary software products or technology that have been integrated into and sold with our product line. Generally, when we license a solution partner product to a customer, we pay a royalty to the solution partner and record the royalty expense in the period in which the license revenue is recognized. As a result, a significant portion of our cost of license revenue varies in direct relation to recognized license revenue based on the mix of internally developed and solution partner-developed products during a period. Through our solution partner arrangements, we have been able to enhance the functionality of our existing products and introduce new products utilizing this variable cost approach to expand our product offerings.

Amortization of computer software costs represents recognition of the costs of some of the software products we sell, including purchased software costs, technology acquired in the acquisition of Pivotpoint, capitalized internal software development costs and costs incurred to translate software into various foreign languages. We begin amortizing computer software costs upon general release of the product to customers and compute amortization on a product-by-product basis based on the greater of the amount determined using:

•	the ratio that current period gross revenue bears to the total of current and anticipated future gross revenue; or

•
the straight-line method over the estimated economic life of the product, which is generally five years for purchased software costs and internal software development costs and two years for software translation costs.

Cost of license revenue decreased $1.8 million or 10.9% fiscal 2001 to fiscal 2002. The decrease was primarily due to approximately $1.6 million in write-offs of capitalized software in fiscal 2001, as discussed below. Excluding the aforementioned write-off, cost of license revenue remained relatively flat as compared to fiscal 2001. Our cost of license revenue as a percentage of revenue will vary from period to period based on the mix of products licensed between internally developed products and royalty bearing products and the timing of computer software amortization.

Cost of license revenue increased 32.2% or $4.0 million from fiscal 2000 to fiscal 2001. In fiscal 2001, cost of license revenue included a write-off of $1.6 million of capitalized software development costs related to the translation of earlier versions of our software which we discontinued to market. Additionally, included in the fiscal 2001 amortization expense is the recognition of impairment as accelerated amortization of $260,000 on identifiable intangible assets related to the Pivotpoint acquisition. Additional information about our recognition of impairment is presented in note 8 of the notes to our consolidated financial statements contained in “Item 8. Financial Statements and Supplementary Data.” In fiscal 2000, we recorded accelerated amortization of $327,000 on capitalized translation costs that we believed were unrecoverable through future license fees. Excluding the aforementioned write-offs, cost of license revenue increased 20.8% from fiscal 2000 to fiscal 2001.

Excluding the write-offs, the increase in cost of license revenue in fiscal 2001 was primarily the effect of two factors. First, product royalty expense increased due to the recognition of royalty expense from deferred license contracts and also due to a change in the mix of products sold, including a higher percentage of products developed by solution partners. During fiscal 2000 and 2001, the mix of products that we licensed to our customers has included increasing percentages of solution partner-developed products. As a result, product royalty expense has increased as a percentage of license revenue. Based on the product mix of license contracts in fiscal 2001, we expect product royalty expense to continue to increase as a percentage of license revenue. Second, in fiscal 2001, cost of license revenue increased due to a full year of amortization of intangible assets related to the Pivotpoint acquisition.

We expect cost of license revenue to vary from period to period based on the mix of products licensed between internally developed products and solution partner-developed products and the timing of computer software amortization costs.

Cost of Services Revenue.    Cost of services revenue consists primarily of:

•	personnel costs related to the ongoing maintenance and support of our products;

•	fees paid to affiliates outside our North American region to provide support services in those regions;

•	fees paid to solution partners to provide similar support services with respect to their products;

•	personnel costs related to implementation, consulting, and education services we provide; and

•	costs of distributing our software products.

Cost of services revenue decreased $3.0 million or 8.4% from fiscal 2001 to fiscal 2002. The decrease is primarily due to lower services revenue and overall cost reduction efforts. Cost of services revenue increased $4.3 million or 13.6% from fiscal 2000 to fiscal 2001. This increase is principally attributable to an increase in fees paid to solution partners to provide support services for their products and the costs associated with maintaining a larger professional services staff.

Selling and Marketing Expenses.    Selling and marketing expenses consist primarily of recognized commission fee expense to our independent affiliates, compensation of our sales and marketing personnel, and direct costs associated with selling programs and marketing campaigns. We defer sales commission fee expense on sales of time-based iSeries licenses and amortize these costs ratably with the related revenue. For perpetual licenses, we expense commissions in the period in which the license is completed and the license revenue is recorded.

Selling and marketing expenses decreased $6.5 million or 15.6% from fiscal 2001 to fiscal 2002. The decrease is primarily due to lower license revenue for the period, which resulted in lower sales commissions recognized for our affiliate channel partners and our direct sales organization. Selling and marketing expenses increased $270,000 or 0.7% from fiscal 2000 to fiscal 2001. This increase was primarily due to sales commission fees recognized in relation to the increased license revenue recognized in fiscal 2001, partially offset by a decrease in marketing program spending. We believe that affiliate commissions will fluctuate from period to period based on the level of involvement of our direct sales organization and the level of sales.

Product Development Expenses.    Product development expenses consist of product development costs and software translation costs. Product development costs consist primarily of compensation for software engineering personnel and independent contractors retained to assist with our product development efforts and costs related to our offshore information technology services partnership announced in January 2002 through which we outsource a variety of our on-going development activities. We charge all costs of establishing technological feasibility of computer software products to product development expense as they are incurred. We capitalize computer software development and translation costs from the time of establishing technological feasibility through general release of the product, and we subsequently amortize them to cost of license revenue. Software translation costs consist primarily of fees paid to consultants for translating some of our software into foreign languages.

The following table shows information about our product development expenses during the last three fiscal years:

	Years Ended September 30,			Change from Prior Year
	2000	2001	2002	2001	2002
	(dollars in thousands)
Product development costs	$19,927	$21,299	$18,038	6.9%	(15.3)%
Software translation costs	3,872	2,098	2,900	(45.8)%	38.2%

	23,799	23,397	20,938	(1.7)%	(10.5)%

Less:
Capitalized product development costs	(4,660)	(5,358)	(3,752)
Capitalized software translation costs	(2,764)	(762)	(1,855)

	(7,424)	(6,120)	(5,607)

Product development expenses	$16,375	$17,277	$15,331

As a percentage of total revenue	13.8%	12.5%	11.9%	5.5%	(11.3)%

In fiscal 2002, product development costs decreased 15.3% or $3.3 million. Our offshore information technology services partnership and associated restructuring of operations resulted in reduced product development costs and will likely reduce the amounts of software development costs periodically capitalized and subsequently amortized. In fiscal 2001, product development costs increased 6.9% or $1.4 million. The increase from fiscal 2000 was related to the added costs of our new development organizations that support the products obtained in the Pivotpoint acquisition.

Software translation costs, which decreased 45.8% from fiscal 2000 to fiscal 2001 and subsequently increased 38.2% from fiscal 2001 to fiscal 2002, are typically project related, and the timing of those expenditures is subject to change from period to period.

The amounts of product development costs capitalized in fiscal 2000, fiscal 2001, and fiscal 2002 represented 23.4%, 25.2%, and 20.8% of product development costs. The amounts of software translation costs capitalized in fiscal 2000, fiscal 2001, and fiscal 2002 represented 71.4%, 36.3%, and 64.0% of software translation costs. Capitalization rates are generally affected by the nature and timing of development activities and vary from period to period.

Overall product development expenses decreased 11.3% from $17.3 million in fiscal 2001 to $15.3 million in fiscal 2002 and increased 5.5% from $16.4 million in fiscal 2000 to $17.3 million in fiscal 2001 and, as a percentage of total revenue, decreased from 12.5% in fiscal 2001 to 11.9% in fiscal 2002 and from 13.8% in fiscal 2000 to 12.5% in fiscal 2001.

General and Administrative Expenses.    General and administrative expenses consist primarily of compensation for executive, financial, legal and administrative personnel, outside professional and service fees, facility costs, provisions for bad debts, and other items.

General and administrative expenses decreased $2.2 million or 15.0% from 2001 to fiscal 2002, primarily due to the reversal of an accrual for the termination of a technology distribution agreement.

General and administrative expenses decreased $2.8 million or 16.0% from $17.4 million in fiscal 2000 to $14.6 million in fiscal 2001. Excluding the following special costs in fiscal 2000 as discussed below, general administrative expenses remained flat from fiscal 2000 to fiscal 2001:

•
$2.3 million for the write-off of non-productive technology-related assets. These assets largely represent royalties for technology that we believe will not be recovered through future sales of the related products and

•	$500,000 for compensation expense recorded in connection with the acquisition of Pivotpoint.

Included in the fiscal 2001 general and administrative costs was $2.3 million in bad debt expense, an increase of $1.0 million or 86.2% from fiscal 2000. The increase in bad debt expense was a result of the general slowdown in the global economy, particularly in the manufacturing sector, during fiscal 2001. The increase in the bad debt expense was primarily offset by lower foreign exchange losses in fiscal 2001 compared to fiscal 2000.

Amortization of Goodwill.    Goodwill amortization for fiscal 2000 and fiscal 2001 was $7.0 million and $35.1 million. We completed two acquisitions during fiscal 2000, both of which were treated as purchase business combinations for accounting purposes. Total goodwill recorded in these transactions was $46.4 million. As discussed below, we ceased amortizing goodwill at the beginning of fiscal 2002.

Throughout fiscal 2001, the U.S. economy entered a recession, as did the economies of other countries in which we operate. The continuing recession adversely affected capital expenditures and software licensing activity, particularly in the manufacturing sector of the economy, to which we sell our software and services. As a result, the revenue and profit realized for the acquisitions we made in fiscal 2000 were less than originally anticipated, and as a result, the estimated fair value of the assets acquired in fiscal 2000 declined.

Based on these circumstances, in the fourth quarter of fiscal 2001 we assessed the recoverability of our goodwill pursuant to Statement of Accounting Financial Standard No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” We reviewed the identifiable undiscounted future cash flows including the estimated residual value to be generated by the assets to be held and used by the businesses acquired in fiscal 2000 at their asset grouping level. These cash flows were below the carrying value of the assets recorded. Consequently, we recognized an impairment as accelerated amortization of $25.7 million, the amount by which the carrying value of the goodwill exceeded its estimated value using the discounted cash flow method. Additional information about our recognition of impairment is presented in Note 8 of the notes to our consolidated financial statements contained in “Item 8. Financial Statements and Supplementary Data.”

On October 1, 2001, we adopted SFAS No. 142, “Goodwill and other Intangible Assets,” which requires that amortization of goodwill be discontinued at the date of adoption and an annual impairment test be completed on the remaining goodwill. Accordingly, we recorded no amortization of goodwill for fiscal 2002. We reviewed the recoverability of our goodwill pursuant to SFAS No. 144 and concluded no impairment was required.

Acquisition Costs.    Acquisition costs were $13.0 million in fiscal 2000, a recovery of $2.0 million in fiscal 2001, and a recovery of $1.0 million in fiscal 2002.

During fiscal 2000, as a result of our acquisition of Pivotpoint, we evaluated the functionality of Pivotpoint’s existing solutions, including the Windows NT based enterprise asset management system, the advanced planning and scheduling, or APS, solution and the customer relationship management solution against our current product offering. As a result, we recorded costs of $13.0 million related to certain technology related assets. The majority of the these costs consisted of the following:

•	$1.4 million of in-process research and development for technology acquired in connection with the Pivotpoint acquisition;

•
$4.4 million for the write-down of capitalized computer software costs related to our APS solution. Following the acquisition of Pivotpoint, we had two APS solutions among our product offerings. After an extensive evaluation of both products, we selected Pivotpoint’s Thru-Put product as our APS solution because of the product’s e-business capabilities, quick implementation, return on investment for customers, ease of use and best-of-breed functionality. Furthermore, we discontinued marketing our current APS offering. Accordingly, we wrote down the computer software costs and other assets relating to our former APS product;

•
$1.5 million for the write-down of computer software costs related to our discontinuance of development activities to re-engineer our iSeries applications to the Windows NT server platform. Prior to the acquisition of Pivotpoint, we were engaged in product development activities to re-engineer our iSeries applications to the Windows NT server platform. We made the decision to discontinue our NT development effort for the iSeries applications because Pivotpoint’s ERP application, Point.Man, runs on multiple platforms, including Windows NT, UNIX, and Linux. Accordingly, we wrote down the computer software costs related to our NT development;

•
$4.1 million related to the write-off of prepaid royalties and termination of an agreement for integrating a third party customer relationship management solution into our offerings. As a result of products acquired in the Pivotpoint acquisition, we discontinued our efforts to integrate customer relationship management functionality into our iSeries offering; and

•
$919,000 related to royalties for the early termination of a software distribution agreement related to our discontinuance of development activities to re-engineer our iSeries applications to the Windows NT Server platform and development of our APS solutions.

During fiscal 2001, we recorded a net benefit in acquisition costs of $2.0 million as a result of a settlement agreement with a third party in May 2001 resolving a dispute regarding payment of royalties for certain proprietary software and documentation to be re-licensed by us. In fiscal 2000, we had charged the write-off of pre-paid royalties and capitalized software relating to this software to acquisition costs. Under the terms of the settlement, the third party paid us $2.2 million for the software and related costs. The settlement was offset by $219,000 of liabilities relating to this software product.

In connection with the purchase of Pivotpoint, a portion of the cash proceeds was put into escrow to cover any breach of warranties or representations contained in the purchase agreement or any additional undisclosed post-closing liabilities. In December 2000, we presented a claim against the escrow for the release of funds to cover certain liabilities not disclosed in the closing balance sheet. During the allocation period, we did not adjust the purchase price to reflect these escrow refund claims because the ultimate recovery of any escrow funds was neither probable nor could the amount to be recovered be reasonably estimated. During fiscal 2002, we entered into a settlement agreement with the seller regarding the amount of the claim and we received approximately $1.3 million in cash for the settlement. Pursuant to SFAS No. 141, “Business Combinations,” $1.0 million of the settlement was related to pre-acquisition contingencies other than income taxes and is included as a reduction to acquisition costs and other items in the statement of operations for fiscal 2002. The settlement also included a receipt of $204,000 relating to pre-acquisition tax liabilities from the former shareholders of Pivotpoint. This portion of the settlement was recorded as a reduction of outstanding tax liabilities as of September 30, 2002 from the original purchase accounting allocation. The remaining $50,000 of the settlement was recorded as a liability for expenses incurred in relation to the settlement.

Restructuring Costs.    We recorded restructuring costs of $2.1 million in fiscal 2000, $0 in fiscal 2001, and $4.7 million in fiscal 2002. On January 15, 2002, we announced a five-year agreement with an offshore information technology services company to perform a variety of our ongoing product development activities. The agreement was a contributing factor in a planned reduction of our worldwide workforce by approximately 12% by June 30 , 2002. The restructuring charge of $4.7 million in fiscal 2002 included $3.7 million related to the abandonment of excess office space and $1.0 million related to employee severance and related costs for approximately 65 employees, primarily product development and support personnel.

The major components of the restructuring costs and the remaining restructuring accrual at September 30, 2002 were as follows (in thousands):

	Accrued Restructuring Costs at September 30, 2001	Restructuring Costs	Amounts Utilized	Accrued Restructuring Costs at September 30, 2002
Cost of abandonment of excess space and other	$433	$3,681	$(541)	$3,573
Employee severance and related costs	—	1,026	(1,001)	25

	$433	$4,707	$(1,542)	$3,598

We expect future cash expenditures related to these restructuring activities to be approximately $3.6 million, of which we will pay approximately $1.3 million during fiscal 2003.

After the Pivotpoint acquisition, we re-evaluated our overall product strategy in fiscal 2001 and directed greater efforts towards the e-business, supply chain management and Windows NT products. As a result of several changes in product strategy, we incurred restructuring costs of $1.2 million for the reduction of our employee base by approximately 10% primarily related to the development activities for our iSeries products and $972,000 for the abandonment of excess office space. These restructuring actions resulted in reductions in our development spending for the iSeries products, our costs incurred for leased office space, and future amortization for certain purchased software. The effects of these actions were realized during fiscal 2001. Additional information regarding the restructuring costs and the remaining liability is presented in note 4 of the notes to our consolidated financial statements contained in “Item 8. Financial Statements and Supplementary Data.”

Interest Income and Interest Expense.    Interest income was $1.0 million, $786,000, and $519,000 for fiscal 2000, fiscal 2001, and fiscal 2002. The decrease in interest income is related to the decrease in interest rates over the past two years offset by the amount of investable cash. Interest expense principally includes 1) interest on our term loan and our revolving credit loan based on our lender’s base rate or LIBOR plus a predetermined margin, 2) the difference between interest paid and interest received under our interest rate protection arrangement, 3) commitment fees on the unused portion of our bank credit facility and revolving credit facility, and 4) amortization of debt issuance costs. Interest expense was $2.9 million, $2.9 million, and $1.1 million for fiscal 2000, fiscal 2001, and fiscal 2002. Interest expense in fiscal 2002 decreased from 2001 due to the repayment of $18.7 million of debt throughout the year and an overall reduction in the weighted average interest rate primarily due to the expiration of the interest rate protection arrangement. The weighted average interest rate for fiscal 2000, fiscal 2001, and fiscal 2002 was 9.9%, 10.2%, and 6.7%. See “—Liquidity and Capital Resources.”

Income Tax Expense (Benefit).    The effective tax rates before extraordinary item for fiscal 2000, fiscal 2001, and fiscal 2002 were (26.0)%, 20.2%, and (0.1)%. The effective tax rates for fiscal 2000 and 2001 differ from the statutory federal rate of 35.0% principally due to the effect of amortization of goodwill and other intangible assets that are not deductible for income tax purposes. We amortized a significant portion of the goodwill and other intangible assets related to our acquisitions during fiscal 2000, adopted SFAS No. 142, “Goodwill and Other Intangible Assets” as of October 1, 2001 and therefore will not be amortizing the remaining portion of goodwill. The effective tax rate for fiscal 2002 differs from the statutory federal income tax rate of 35.0% principally due to a $5 million benefit that we recorded during the third quarter. This tax benefit resulted from changes in income taxes payable during the quarter due to the resolution of federal income tax uncertainties related to tax net operating losses, or NOLs, retained by us in connection with the 1997 separation of Marcam Corporation into two companies. Accordingly, we recorded this income tax benefit and a corresponding decrease to income taxes payable. We still retain additional favorable income tax attributes in connection with the 1997 separation of Marcam Corporation into two companies, and we may realize additional income tax benefits related to these tax attributes in future periods if and when they become certain. Additionally, the impact of state and foreign income taxes and the adjustment of goodwill of Pivotpoint created differences from the expected income tax expense (benefit) calculated by applying the federal statutory rate to our income before income tax expense (benefit) and extraordinary item. Accordingly, we expect our effective tax rate in future periods to be more consistent with the statutory rates.

Extraordinary Loss on Early Extinguishment of Debt.     On April 26, 2002, we repaid the outstanding balance of $8.4 million under our original bank credit facility with the proceeds from a new revolving credit facility. The original bank credit facility was terminated upon this repayment. See note 9 of the notes to our consolidated financial statements for further discussion of our new revolving credit facility. At the time of refinancing, the balance of the unamortized debt issuance costs relating to our original term loan was $491,000. We wrote down the remaining balance of debt issuance costs, net of income tax benefit of $173,000, and classified the write-down as an extraordinary item in our consolidated statement of operations for fiscal 2002 in accordance with SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” We have not historically required debt financing for operating purposes and do not anticipate requiring debt financing for such purposes in the foreseeable future. The write-down met the criteria for classification as extraordinary since the early termination of the bank credit facility was determined to be an event that is both infrequent and unusual.

Liquidity and Capital Resources

Historically, we have funded our operations and capital expenditures primarily with cash generated from operating activities, supplemented in fiscal 2000 by borrowings of $40.0 million under our bank credit facility to finance the acquisition of Pivotpoint. Changes in net cash provided by operating activities generally reflect the changes in earnings plus the effect of changes in working capital. Changes in working capital, especially trade accounts receivable, trade accounts payable and accrued expenses, are generally the result of timing differences between collection of fees billed and payment of operating expenses.

The following tables show information about our cash flows during the last three fiscal years and selected balance sheet data as of September 30, 2001 and 2002. You should read these tables and the discussion that follows in conjunction with our statements of cash flows and balance sheets contained in “Item 8. Financial Statements and Supplementary Data.”

	Fiscal Years Ended September 30,
Summary of Cash Flows	2000	2001	2002
	(in thousands)
Net cash provided by operating activities before changes in operating assets and liabilities	$10,707	$27,656	$26,398
Changes in operating assets and liabilities	9,850	(4,415)	4,612

Net cash provided by operating activities	20,557	23,241	31,010
Net cash used for investing activities	(57,763)	(7,536)	(7,096)
Net cash provided by (used for) financing activities	28,030	(9,803)	(18,330)

Net increase (decrease) in cash and cash equivalents	$(9,176)	$5,902	$5,584

	September 30,
Balance Sheet Data	2001	2002
	(in thousands)
Cash and cash equivalents	$18,077	$23,661
Working capital (deficit)	(30,232)	(17,368)
Working capital, excluding deferred expenses and revenue	15,597	26,091

Operating Activities

In fiscal 2002, net cash provided by operating activities increased 33.4% from fiscal 2001. Significant changes in operating assets and liabilities affecting cash flows included a $7.9 million decrease in accounts receivable, a $3.2 million increase in restructuring reserve due to the restructuring charge of $4.7 million in the second quarter offset by a $4.1 million decrease in accounts payable, accrued expenses and other current liabilities. This decrease was primarily due to reversal of a previous accrual for the termination of a technology distribution agreement.

In fiscal 2001, net cash provided by operating activities increased 13.1% from fiscal 2000. The net loss of $27.0 million was primarily off-set by non-cash transactions, including $26.0 million in accelerated amortization of goodwill and other intangible assets, a $1.6 million write-off of capitalized software development costs, and $2.3 million in the provision for bad debts. Significant changes in operating assets and liabilities affecting operating cash flows included a $1.5 million increase in accounts receivable, a $2.9 million decrease in prepaid and other current assets primarily related to a receipt of a $2.4 million refund of income taxes and interest, and a $6.1 million increase in accounts payable, accrued expenses, and other current liabilities.

In fiscal 2000, the net loss of $17.7 million significantly contributed to the decrease in net cash provided by operating activities before changes in operating assets and liabilities. The net loss included the following significant non-cash items primarily related to the acquisition of Pivotpoint:

•
$7.9 million for the write-off of computer software costs, including but not limited to $1.4 million representing the write-off of in-process research and development costs for technology acquired in connection with the Pivotpoint acquisition, $4.4 million for the write-down of capitalized computer software costs related to our discontinued advance planning and scheduling solution, $1.5 million for the write-down of capitalized computer software costs related to our discontinued development activities to re-engineer our iSeries applications to the Windows NT server platform, and $327,000 related to the accelerated amortization of capitalized translation costs that we believed were unrecoverable through future license fees; and

•	$4.1 million related to the write off of prepaid royalties and termination of an agreement for integrating a third party customer relationship management solution into our offerings.

In fiscal 2000, changes in operating assets and liabilities affecting operating cash flows included a $21.8 million increase in deferred revenue offset by an increase in deferred cost of $12.6 million primarily as a result of our adoption of TPA 5100.53 effective beginning in fiscal 2000 as discussed in Note 2 to the notes to our consolidated financial statements, a $3.0 million increase in accounts receivable as a result of an increase in license contracts, and a $1.0 million decrease in accrued expenses and other current liabilities.

Financing and Investing Activities

In fiscal 2000, fiscal 2001, and fiscal 2002, we used cash for investing activities related to computer software development, translation of our computer software products, purchases of property and equipment, and purchases of rights to complementary computer software to be integrated with our product offerings. In fiscal 2000, 2001, and 2002, we received proceeds from stock options exercised and employee stock purchases of $3.1 million, $631,000, and $582,000.

In January 2000, we purchased the stock of Pivotpoint for $47.1 million, including transaction costs of $2.0 million and net of cash acquired of $2.9 million. We also assumed long-term debt of $2.7 million. To finance this acquisition, we borrowed $40.0 million under the term loan portion of our bank credit facility. We also used $13.1 million of our operating cash to pay for the acquisition and related transaction costs, including $1.4 million of debt issuance costs.

During fiscal 2000, we repaid $13.7 million of long-term debt, including $11.0 million under the term loan and $2.7 million of debt assumed in the acquisition of Pivotpoint. During fiscal 2001, we repaid $10.3 million of long-term debt. During fiscal 2002, we repaid $18.7 million on our term loan, including $8.4 million related to the refinancing of our term loan with the secured revolving credit facility discussed below.

The interest rate on the term loan portion of the bank credit facility varied depending upon our ability to maintain certain specified financial ratios. Additionally, the interest rate was generally adjusted quarterly based on either our lender’s base rate or LIBOR plus a predetermined margin. At September 30, 2000 and September 30, 2001, the interest rate on our term loan, including the lender’s margin, was 9.9% and 5.5%. The bank credit facility required us to enter into an interest rate protection arrangement. Accordingly, we entered into an interest rate swap with a bank, which limited our exposure to fluctuations in interest rates on a significant portion of our term loan. The swap expired on December 31, 2001. Our fiscal 2000, fiscal 2001 and fiscal 2002 weighted average interest rate, including the interest rate swap and excluding debt issue costs, was 9.9%, 10.2%, and 6.7%.

On April 26, 2002, we entered into a new secured revolving credit facility which provides for a revolving credit line of up to $10.0 million. On that date, we borrowed $8.4 million under the new revolving credit facility to repay the remaining balance of the term loan under our previous bank credit facility and we terminated the previous bank credit facility. We repaid the entire $8.4 million on the new secured revolving credit facility during fiscal 2002.

Our new revolving credit facility matures on April 24, 2003 and may be extended for an additional 364-day term at our request and at the discretion of the bank. We may make voluntary prepayments of the revolving loans without premium or penalty, and all outstanding unpaid principal on the revolving loans will mature on April 24, 2003 but may be extended if the credit facility is extended. At our option, the interest rates for the revolving credit facility are either adjusted LIBOR plus 2.50% per year, or the base rate plus 1.00% per year. The base rate is the higher of the defined prime rate or the federal funds rate plus one-half of one percent. Substantially all of our domestic assets are pledged as collateral for any obligations under the new revolving credit facility. Additionally, all of our domestic subsidiaries have guaranteed the repayment of our obligations under the revolving credit facility.

The revolving credit facility contains covenants, which, among other things, require us to maintain specific financial ratios and impose limitations or prohibitions on us with respect to:

•	incurrence of additional indebtedness outside the facility, liens and capital leases;

•	the payment of dividends on and the redemption or repurchase of our capital stock;

•	acquisitions and investments;

•	mergers and consolidations; and

•	the disposition of any of our properties or assets outside the ordinary course of business.

At September 30, 2002, we had federal net operating carryforwards of $9.0 million and research and experimentation and other credit carryforwards of $4.4 million. The net operating losses and tax credits at September 30, 2002 expire between fiscal 2003 and fiscal 2020. The utilization of a significant portion of the net operating losses and tax credits is limited on an annual basis due to various changes in ownership of both MAPICS and Pivotpoint. We do not believe that these limitations will significantly impact our ability to utilize the net operating losses and tax credits before they expire. We also retain additional favorable income tax attributes in connection with the 1997 separation of Marcam Corporation into two companies and additional future income tax benefits related to these tax attributes may be realized in future periods if and when the become certain. These income tax attributes enabled us to reduce cash paid for income taxes in fiscal 2000, fiscal 2001, and fiscal 2002, and we believe they will continue to result in cash savings in future periods as we use them to offset income taxes payable. We have recorded the net deferred tax assets at the amount we believe is more likely than not to be realized.

On July 31, 2002, we announced that our board of directors approved a plan to repurchase up to $10.0 million of our outstanding common stock in light of our stock price and liquidity position. Purchases are expected to be made from time to time, depending on market conditions, in private transactions as well as in the open market at prevailing market prices. During fiscal 2002, we repurchased 8,900 shares of stock for approximately $54,000. These shares will be available for general corporate purposes.

As discussed previously, on November 25, 2002, MAPICS and Frontstep, Inc. announced the signing of a definitive agreement for MAPICS to acquire Frontstep. Pursuant to the terms of the definitive agreement, terms of the acquisition include MAPICS’ purchase of all of Frontstep’s shares in exchange for 4.2 million shares of MAPICS common stock and the assumption by MAPICS of up to $21.5 million of Frontstep’s debt as well as certain outstanding stock options and warrants. As of September 30, 2002, the carrying amount of Frontstep’s outstanding debt and notes payable was $19.5 million which is comprised of the following:

Description	Amount
Current portion of long term debt:
Credit facility and related fees	$14,359
Unamortized debt discount	(766)
Note payable to minority interest investors	2,000

Total current portion long term debt	15,593

Long term debt:
Convertible notes payable to preferred shareholders	5,000
Unamortized debt discount	(1,070)

Total long term debt	3,930

Total amount of debt outstanding	$19,523

In connection with the closing of the acquisition, we will be required to repay the amounts outstanding under the Frontstep credit facility of $14.4 million and $1.5 million of the convertible notes held by preferred shareholders. Additionally, the note payable to minority interest investors of $2.0 million is scheduled to become due and payable no later than 60 days after the closing date of the acquisition. Finally, the remaining $3.5 million of convertible notes will become due and payable on February 28, 2004. We intend to obtain a new, larger credit facility the proceeds of which will be used to repay the amounts assumed from Frontstep. Although no assurances can be made, it is anticipated that the interest rates on the new debt financing will be lower than the existing rates of the Frontstep debt.

We do not have any off-balance sheet arrangements or financing arrangements with related parties, persons who were previously related parties, or any other parties who might be in a position to negotiate arrangements with us other than on an arms-length basis.

We do not have any current plans or commitments for any significant capital expenditures.

We believe that cash and cash equivalents on hand as of September 30, 2002, together with cash flows from operations and available borrowings anticipated under the new revolving credit facility that we are seeking, will be sufficient to maintain our operations for at least the next 12 months. While we believe that we will be successful in obtaining a new credit facility, we cannot be certain. If we are unsuccessful obtaining the new credit facility, we may be required to seek alternate financing, including equity financing. There can be no assurance that any such financing will be available or available on acceptable terms, and if not, we may need to take significant cost reductions which could limit our operations and result in a loss of customers, revenues, cash flow and earnings.

Contractual Obligations and Contingent Liabilities and Commitments

The following table summarizes our contractual obligations as of September 30, 2002 by the periods in which the related payments by us become due. We had no contingent liabilities or commitments at September 30, 2002 except for the following:

•
in March 2000, we acquired an education business. In exchange for the business, we issued 106,668 shares of restricted common stock. If on March 1, 2003, the price per share of our common stock is less than $18.75, we must pay additional consideration equal to the difference between $18.75 and the quoted market price multiplied by the number of shares of common stock issued at acquisition that the sellers still hold on March 1, 2003. If the closing market price on March 1, 2003 is $7.00 per share, the value of the additional consideration would be approximately $1.3 million. We may elect to pay all or a portion of this additional consideration with shares of common stock and the remainder in cash; and

•	as discussed in Item 11. Executive Compensation, we are a party to change of control employment agreements and term employment agreements with certain of our executive offices.

As discussed in note 9 of the notes to our consolidated financial statements, we have a $10 million revolving credit facility. The facility matures on April 24, 2003 and may be extended for an additional 364-day term. There was no balance outstanding as of September 30, 2002.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Operating leases	$14,117	$3,295	$8,007	$2,815	$ —

Application of Critical Accounting Policies

In applying the accounting policies that we use to prepare our consolidated financial statements, we necessarily make accounting estimates that affect our reported amounts of assets, liabilities, revenues and expenses. Some of these accounting estimates require us to make assumptions about matters that are highly uncertain at the time we make the accounting estimates. We base these assumptions and the resulting estimates on historical information and other factors that we believe to be reasonable under the circumstances, and we evaluate these assumptions and estimates on an ongoing basis. However, in many instances we reasonably could have used different accounting estimates, and in other instances changes in our accounting estimates are reasonably likely to occur from period to period, with the result in each case being a material change in the financial statement presentation of our financial condition or results of operations. We refer to accounting estimates of this type as “critical accounting estimates.” Among those critical accounting estimates that we believe are most important to an understanding of our consolidated financial statements are those that we discuss below.

Accounting estimates necessarily require subjective determinations about future events and conditions. Therefore, the following descriptions of critical accounting estimates are forward-looking statements, and actual results could differ materially from the results anticipated by these forward-looking statements. You should read the following descriptions of our critical accounting estimates in conjunction with note 2 of the notes to our consolidated financial statements contained in “Item 8. Financial Statements and Supplementary Data” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Future Performance.”

Revenue Recognition.    We generate revenues primarily by licensing software, providing software support and maintenance and providing professional services to our customers. We record all revenues in accordance with the guidance provided by Statement of Position 97-2, “Software Revenue Recognition,” SOP 98-9, “Modification of SOP 97-2, ‘Software Revenue Recognition, with Respect to Certain Transactions,’” SOP 81-1, “Accounting for Performance of Construction-Type and Certain Product-Type Contracts,” and AICPA TPA 5100.53 “Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition.”

We generate a significant portion of our total revenue from licensing software. In determining when to recognize licensing revenue, we make assumptions and estimates about the probability of collection of the related receivable. Additionally, we specifically evaluate any other elements in our license transactions, including but not limited to options to purchase additional software or users at a future date, extended payment terms, functionality commitments not delivered with the software and existing outstanding accounts receivable balances in making the determination of the amount and timing of revenue recognition. If changes occur in our assumptions, operating results for any reporting period could be adversely affected.

We also provide professional consulting and implementation services to our customers; however, the professional services that we provide are not essential to the functionality of our delivered products. We provide our professional services under services agreements, and the revenues from our professional consulting and implementation services are generally time and material based and are recognized as the work is performed, provided that the customer has a contractual obligation to pay, the fee is non-refundable, and collection is probable. Delays in project implementation will result in delays in revenue recognition. On some occasions our professional consulting services involve fixed-price and/or fixed-time arrangements, and we recognize the related revenues using contract accounting, which requires the accurate estimation of cost, scope and duration of each engagement. We recognize revenue and the related costs for these projects on the percentage-of-completion method, with progress-to-completion measured by using labor costs input and with revisions to estimates reflected in the period in which changes become known. Project losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion. If we do not accurately estimate the resources required or the scope of work to be performed, or if we do not manage our projects properly within the planned periods of time, then future consulting margins on our projects may be negatively affected or losses on existing contracts may need to be recognized.

Accounts Receivable and Allowance for Doubtful Accounts.    Accounts receivable comprise trade receivables that are credit based and do not require collateral. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. On an ongoing basis, we evaluate the collectibility of accounts receivable based upon historical collections and assessment of the collectibility of specific accounts. We specifically review the collectibility of accounts in North America with outstanding accounts receivable balances over $15,000. Our receivables in North America comprise 76.5% of consolidated net accounts receivable. Outside North America, we specifically review the collectibility of all accounts with outstanding balances. We evaluate the collectibility of specific accounts using a combination of factors, including the age of the outstanding balance(s), evaluation of the account’s financial condition and credit scores, recent payment history, and discussions with our account executive for the specific customer and with the customer directly. Based upon this evaluation of the collectibility of accounts receivable, an increase or decrease required in the allowance for doubtful accounts is reflected in the period in which the evaluation indicates that a change is necessary. If actual results differ, this could have an impact on our financial condition, results of operation and cash flows.

Deferred Income Taxes.    Deferred tax assets primarily include temporary differences related to deferred revenue and net operating loss and tax credit carryforwards. These carryforwards may be used to offset future taxable income through fiscal 2020, subject to certain limitations. We estimate the likelihood of future taxable income from operations and the reversal of deferred tax liabilities in assessing the need for any valuation allowance to offset our deferred tax assets. In the event that we believe that a valuation allowance is necessary, the corresponding reduction to the deferred tax asset would result in a charge to income in the period that the establishment of the valuation allowance is made. We evaluate the realizability of the deferred tax assets and the need for valuation allowances on a regular basis.

We also record a payable for certain federal, state, and international tax liabilities based on the likelihood of an obligation, when needed. In the normal course of business, we are subject to challenges from U.S. and non-U.S. tax authorities regarding the amount of taxes due. These challenges, or the resolution of any income tax uncertainties, may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. In the event that actual results differ from these estimates, or if income tax uncertainties are resolved, we may need to adjust our income tax provisions, which could materially impact our financial condition and results of operations.

Computer Software Costs.    We charge all computer software development costs prior to establishing technological feasibility of computer software products to product development expense as they are incurred. Following the guidance of SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, from the time of establishing technological feasibility through general release of the product, we capitalize computer software development and translation costs and report them on the balance sheet as computer software costs. We begin amortizing computer software costs upon general release of the product to customers and compute amortization on a product-by-product basis. We regularly review software for technological obsolescence and determine the amortization period based on the estimated useful life. As a part of our review, we consider such factors as cash flows from existing customers, future sales of products, new product release plans and future development. As a result, future amortization periods for computer software costs could be shortened to reflect changes in the estimated useful life in the future based on the factors described above. Any resulting acceleration in amortization could have a material adverse impact on our financial condition and results of operations.

Goodwill and Other Intangible Assets.    On October 1, 2001, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Upon adoption, we ceased amortization of goodwill. We performed a required transitional impairment test, and based on the results of the test, we recorded no impairment to goodwill. We have continued to amortize all of our intangible assets over the life of the asset. Our goodwill balances will be subject to annual impairment tests, which require us to estimate the fair value of our business compared to the carrying value. Annual tests or other future events could cause us to conclude that impairment indicators exist and that our goodwill is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations. The impact of our adoption of SFAS No. 142 is further explained in the section “Recently Issued or Adopted Accounting Pronouncements” below.

Restructuring.    Our restructuring liability is principally comprised of the estimated excess lease and related costs associated with vacated office space. We could incur additional restructuring charges or reverse prior charges accordingly in the event that the underlying assumptions used to develop our estimates of excess lease costs change, such as the timing and the amount of any sublease income. For example, our current estimates assume that our excess lease space will be vacant for a period of twelve months beginning in April 2002. Depending on the impact of our acquisition of Frontstep, market conditions for office space and our ability to secure a suitable subtenant and sublease for the space, which to date we have not secured, we may revise our estimates of the excess lease costs and the timing and the amount of sublease income and, as a result, incur additional charges or credits to our restructuring liability as appropriate. If our excess lease space were to remain vacant for an additional six-months, an additional restructuring charge of approximately $412,000 could be required. If the prevailing market sublease rates were to increase by 10% over our current estimate of sublease rental rates, a credit of approximately $400,000 could also be required. Additionally, if we were to reoccupy 25% of the space as a result of the Frontstep acquisition, a credit of approximately $800,000 could be required.

Recently Issued Pronouncements

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which changes financial accounting and reporting for acquired goodwill and other intangible assets. Upon adoption, goodwill will no longer be subject to periodic amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of our intent to do so. Other intangibles will be amortized over their useful lives.

As of October 1, 2001, we adopted SFAS No. 142. The impact was as follows:

•
The balance of goodwill was $4.4 million at October 1, 2001. As we have discontinued amortizing goodwill as of October 1, 2001, we will have approximately $1.5 million less in amortization of goodwill in fiscal 2002 than if we had not adopted SFAS No. 142.

•
We are required to perform a transitional impairment test. This impairment test will require us to (1) identify individual reporting units, if any, (2) determine the carrying value of any reporting units by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of any reporting units. If the carrying value of any reporting unit or the Company exceeded its fair value, then the amount of any goodwill impairment would be determined through a fair value analysis of each of the assigned assets (excluding goodwill) and liabilities. We were required to complete the transitional impairment test by March 31, 2002. Based on the results of the test, we did not record an impairment for goodwill as of that date.

•
Following completion of the transitional impairment test, our goodwill balances will be subject to annual impairment tests using the same process described above. If any impairment is indicated as a result of the annual test, we will record an impairment loss as part of income from operations. We conducted the impairment test for fiscal 2002 and concluded no impairment had occurred.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted to its present value each period while the cost is depreciated over its useful life. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15,

2002. We have determined that SFAS No. 143 will not have a material impact on our financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144, which replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” requires long-lived assets to be measured at the lower of carrying amount or fair value less the cost to sell. SFAS No. 144 also broadens disposal transactions reporting related to discontinued operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We have adopted SFAS No. 144 as of October 1, 2001 with no material adverse impact on our financial position, results of operations or cash flows.

In January 2002, the FASB’s Emerging Issues Task Force (“EITF”) issued EITF 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.” The EITF concluded that reimbursements for out of pocket expenses incurred should be included as revenue in the income statement. The EITF is effective for financial reporting periods beginning after December 15, 2001, but early adoption of the provisions of this issue is permitted. We have adopted EITF 01-14 as of April 1, 2002 with no material impact on our financial position, results of operations or cash flows. Amounts from prior year periods were deemed immaterial for reclassification.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64 “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” This Statement amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We have adopted SFAS No. 145 as it relates to the rescission of SFAS No. 4 and our classification of the write-off of debt issue costs relating to our term loan, which we refinanced to a revolving credit facility in April 2002. See note 9 of the notes to our consolidated financial statements contained in “Item 8. Financial Statements and Supplementary Data” for further discussion of our write-off of debt issue costs.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. We will apply SFAS No. 146 to any exit or disposal activities that we may enter into in future periods.

In November 2002, the FASB reached a consensus on EITF Issue 00-21 (the Issue), “Accounting for Revenue Arrangements with Multiple Deliverables.” The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. The Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, the Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earning processes for revenue recognition purposes. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. We currently follow the appropriate pronouncements as discussed in note 2 of the notes to the consolidated financial statements and anticipate the Issue to have no impact on the results of our operations, financial position, or cash flows.

FACTORS AFFECTING FUTURE PERFORMANCE

If we are unable to react effectively to various factors outside our control, our operating results could be adversely impacted and our quarterly results could fluctuate significantly.

Our future success depends on a number of factors, many of which are unpredictable and beyond our control. Moreover, many of these factors are likely to cause our operating results, cash flows and liquidity to fluctuate significantly from quarter to quarter in the future. These factors include, among others:

•	the size and timing of our license transactions because our license revenue in any quarter depends on the number and size of orders booked and shipped to customers in that quarter;

•	the proportion of our revenue attributable to fees for licenses compared to fees for services;

•	the proportion of our revenue attributed to our short-term time based licenses versus perpetual licenses;

•	renewal rates for our annual license or support agreements;

•	the proportion of products we license that are developed by us versus those developed solely by a third party or by us in collaboration with a third party;

•	how much money we must spend to improve our business and expand our operations;

•	changes in the level of our operating expenses;

•	delays in the purchase of our products and services by our customers due to their capital expenditure limitations and the time they often require to authorize purchases of our products and services;

•	the demand for our products and services;

•	whether customers accept the new and enhanced products and services we offer;

•	how quickly we are able to develop or acquire new products and services that our customers require;

•	whether and how quickly alternative technologies, products and services introduced by our competitors gain market acceptance;

•	the timing of the introduction of new or enhanced products offered by our competitors or us;

•	the ability of our affiliates to sell products or service additional sales;

•	the competitive conditions in our industry;

•	whether we and our affiliates are able to hire and retain our personnel;

•	our management of fixed price contracts to deliver services;

•	our compliance with domestic and international tax regulations and treaties;

•	foreign exchange risk;

•	foreign trade agreements; and

•	prevailing conditions in the enterprise application marketplace and other general economic and political factors.

Due to one or more of these factors, our operating results could fail to meet the expectations of securities analysts or investors. If that happens, the price of our common stock could decline materially.

If our shareholders and the shareholders of Frontstep approve the combination of the two companies and the transaction is completed, any failure by MAPICS and Frontstep to successfully manage the challenges of their integration may result in the combined company not achieving the anticipated potential benefits of the transaction.

We and Frontstep will face challenges in consolidating functions, retaining key personnel, and integrating our organizations, procedures, operations and product lines in a timely and efficient manner. These challenges will result principally because the two companies currently:

•	maintain executive offices in different locations;

•	manufacture and sell different products through different distribution channels;

•	conduct their businesses from various locations and under different procedures;

•	maintain different systems and software on different computer hardware; and

•	have different employment and compensation arrangements for their employees.

As a result, the integration of MAPICS and Frontstep will be complex and will require additional attention from members of management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the revenues, level of expenses and operating results of the combined company.

The combined company’s debt level may limit its financial flexibility.

As of September 30, 2002, we had no outstanding debt. After giving effect to the acquisition of Frontstep, including our intended financing of the repayment of Frontstep’s existing indebtedness and direct costs associated with the acquisition, as of September 30, 2002, the combined company would have had approximately $19.9 million of total debt and a total debt to total capital ratio of approximately 43% on a pro forma basis. The combined company may also incur additional debt in the future. The level of the combined company’s debt could have several important effects on the combined company’s future operations, including, among others:

•	an increased portion of the combined company’s cash flow from operations will be dedicated to the payment of principal and interest on the debt and will not be available for other purposes;

•
covenants related to the debt that we intend to incur in connection with the transaction will require the combined company to meet financial tests that may affect the combined company’s flexibility in planning for and reacting to changes in its business, including possible acquisition opportunities;

•	the combined company may not be able to generate sufficient working capital to support the cash flow requirements necessary to service the debt facility and continue operations;

•	the combined company’s ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

•	the combined company may be at a competitive disadvantage to similar companies that have less debt; and

•	the combined company’s vulnerability to adverse economic and industry conditions may increase.

The market for business software in the mid-sized manufacturing industry is highly competitive, and we may be unable to increase, or even maintain, our market share.

The market for business software in the mid-sized manufacturing industry is highly competitive and changes rapidly. The market activities of industry participants, such as new product introductions, frequently result in increased competition. Our competitors offer a variety of products for our target market as well as similar markets. We primarily compete with a large number of independent software vendors, including:

•	EPICOR;

•	Frontstep, Inc.;

•	Geac Computer Corporation Limited;

•	Industrial & Financial Systems, AB;

•	Intentia AB;

•	i2 Technologies;

•	J.D. Edwards & Company, Inc.;

•	Manugistics, Inc.;

•	Oracle Corporation;

•	QAD, Inc.;

•	SAP AG; and

•	SSA Global Technologies.

We also compete with vendors of specialized applications. We may be unable to compete successfully with existing or new competitors.

To be successful in the future, we must respond promptly and effectively to changes in technology. We also must respond to our competitors’ innovations. Some of our competitors have significantly greater financial, marketing, service, support and technical resources than we do. Some of these competitors also have greater name recognition than we do. Accordingly, our competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They also may be able to devote greater resources to the development, promotion and sale of products.

We expect to face additional competition as other established and emerging companies enter the market for business software and as new products and technologies are introduced. In addition, current and potential competitors may make acquisitions or establish alliances among themselves or with others. These acquisitions or alliances could increase the ability of competitors’ products to address the needs of our current or prospective customers. As a result, new competitors or alliances among current and new competitors may emerge and rapidly gain a significant share of the enterprise application market. For us, this could result in fee reductions, the loss of current or prospective customers, fewer customer orders, and reduced revenue. In addition, we principally rely on our network of affiliates for the implementation of our products. If the affiliates fail to maintain sufficient financial resources or sufficiently high quality standards, our reputation and competitive position could weaken. Any or all of these events could materially and adversely affect our business, financial condition and results of operations.

If we don’t respond to rapid technological change and evolving industry standards, we will be unable to compete effectively.

The market for our enterprise application software products is constantly changing. These changes include, among others:

•	rapid technological advances;

•	evolving industry standards in computer hardware and software technology;

•	changes in customer requirements; and

•	frequent new product introductions and enhancements.

Our future success depends upon our ability to continue to enhance our products, as well as our ability to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, we must anticipate and respond adequately to advances in the functionality of standard business applications software and technologies to deploy these systems. If we merge with Frontstep, our future success will also depend on our ability to develop, market and sell Frontstep’s products, particularly its new SyteLine 7.0 offering. Our business, financial condition and results of operations could be materially and adversely affected if we are unable to develop and market new products and product enhancements that achieve market acceptance on a timely and cost-effective basis.

As a result of the high level of functionality and performance demanded by enterprise software customers, major new products and product enhancements can require long development and testing periods. Despite testing, however, the complex enterprise software programs we offer may contain errors that customers discover only after the programs have been installed and used. Undetected errors may impair the market acceptance of our products or adversely affect our business, financial condition and results of operations. Problems encountered by customers installing and implementing our new products or releases or using our new products, including product functionality, integration, product response time and program errors, also could adversely affect our business, financial condition and results of operations.

Because our quarterly product licensing activity is concentrated toward the end of each quarter, we may not accurately predict future licensing activity, cash flows, and revenues that will be available to offset planned expenses.

Our product licensing occurs predominantly in the third month of each quarter and tends to be concentrated in the latter half of that third month. As a result, our quarterly licensing activity, cash flows and revenues are difficult to predict. Delays in product delivery or in closings of sales near the end of a quarter could cause our quarterly results to fall short of the levels we anticipate. Moreover, we establish our spending levels based on our expected future operating results. If results of operations are less than we anticipate, we may not be able to reduce spending levels proportionately. As a consequence, our operating results, cash flows and liquidity will likely be adversely affected.

Our future revenue is substantially dependent upon our installed customer base.

We have depended and will continue to depend on our installed customer base for additional future revenue from services, support and maintenance and licensing of additional products. Our license, maintenance and support agreements generally are renewable annually at the option of the customer. There can be no assurance that current installed customers will renew their maintenance and support agreements in future periods, continue to use us or our affiliates for professional services or purchase additional products, any of which could have a material adverse effect on our future financial results and financial condition.

If our operating performance does not support our cash flow requirements, we may breach our secured revolving credit facility.

Our current revolving credit facility, which allows for borrowings of approximately $10.0 million, has a number of financial and operating performance covenants that we have had to amend in the past. In order to finance the acquisition of Frontstep and to fund continuing operations for the combined company, we intend to secure a new credit facility allowing for borrowings of approximately $30.0 million. This credit facility will also likely contain a number of financial and operating performance covenants that we must satisfy for the term of the bank credit facility. Our ability to satisfy the covenants and to service the debt that we incur under the applicable bank credit facility depends principally upon our ability to achieve positive operating performance and to successfully manage our working capital in order to support the cash flow requirements. If our quarterly operating performance falls substantially below expectations or if we are not able to effectively manage collection efforts or cash expenditures in a given quarter, we may not be able to fully support our cash flow requirements.

We have secured our obligations under the existing bank credit facility, and will likely secure our obligations under the proposed new bank credit facility, by pledging substantially all of our assets in the United States as collateral. Additionally, all of our domestic subsidiaries have guaranteed the repayment of our obligations under the existing bank credit facility, and we have pledged a majority of the capital stock of our foreign subsidiaries to the lenders. With regard to the proposed new bank credit facility, we expect that all of our domestic subsidiaries, including Frontstep, will be required to guarantee the repayment of our obligations under the bank credit facility and that we will pledge a majority of the capital stock of our foreign subsidiaries to the lenders. Any breach of the financial covenants or our inability to satisfy the debt service requirements of the applicable credit facility could result in a default under the bank credit facility and an acceleration of payment of all outstanding debt owed, which could materially and adversely affect our business.

If we are unable to successfully complete and integrate acquisitions, we will be unable to grow our business as planned.

As part of our business strategy, we continually evaluate potential acquisitions of complementary technologies, products and businesses. In our pursuit of acquisitions, we may be unable to:

•	identify suitable acquisition candidates;

•	compete for acquisitions with other companies, many of which have substantially greater resources than we do;

•	obtain sufficient financing on acceptable terms to fund acquisitions;

•	complete the acquisitions on terms favorable to us;

•	integrate acquired technologies, products and businesses into our existing operations; and

•	profitably manage acquired technologies, products and businesses.

Acquisitions that we may undertake in the future involve a number of risks. Some of these risks are that:

•	technologies, products or businesses that we acquire may not perform as expected;

•	technologies, products or businesses that we acquire may not achieve levels of revenue, profitability or productivity comparable to our existing technologies, products and operations;

•	acquisitions may adversely affect our results of operations;

•	acquisitions may divert the attention of management and our resources;

•	we may experience difficulty in assimilating the acquired operations and personnel;

•	we may experience difficulty in retaining, hiring and training key personnel; and

•	we may experience difficulty retaining customers of the acquired businesses.

Any or all of these risks could materially and adversely affect our business, financial condition or results of operations.

If we are unable to work effectively with other software companies, our product development and enhancement efforts will suffer.

Many of our applications were developed by our solution partners, and we expect to continue to rely on solution partners for the development of additional applications. Generally, solution partners continue to own the rights to, and to maintain the technology underlying the applications but license the technology to us. Under a license agreement with a solution partner, we ordinarily are obligated to pay a royalty to the solution partner for sales of the applications developed by the solution partner. We also may develop alliances with and jointly market products offered by third parties. If we fail to pay the required royalty when due or otherwise breach the agreements, the solution partner may terminate the agreement. The unwillingness of a solution partner to renew its agreement or the termination of an agreement with a solution partner could adversely affect our business, financial condition and results of operations.

Our success depends in part on our continued ability to license applications from solution partners. However, solution partners may not be available to develop or support applications for us in the future. Even if available, solution partners may not complete applications for us on a timely basis and within acceptable guidelines. Accordingly, we may not be able to make available applications from solution partners that are acceptable in the market.

While many of our solution partner agreements grant MAPICS exclusive rights to its customers, a solution partner may have or develop a relationship with our existing or prospective customers or affiliates. The solution partner may use this relationship to become a competitor of ours. If a solution partner is already a competitor, it may use this relationship to enhance its competitive position. The solution partner could, as a competitor or otherwise, cause us to lose existing or prospective customers. The occurrence of any of the events described above could materially and adversely affect our business, financial condition and results of operations.

If we acquire Frontstep, termination of Frontstep’s agreement with Progress Software would cause a disruption of service to our customers and result in lower revenue and operating margins or a loss of business.

Frontstep’s extended ERP offering, SyteLine, through Version 6.0, is written in Progress, a proprietary programming language licensed from Progress Software Corporation. Frontstep markets and distributes Progress in connection with the sale of its products under a non-exclusive agreement with Progress Software. The agreement may be terminated by either party upon written notice to the other party. If the agreement is terminated, it could disrupt our marketing and customer support operations and could result in a loss of customers, revenues, earnings and cash flow. Frontstep’s relationship with Progress Software involves other risks which could have a material adverse effect on our business, operating results or financial condition, including the following:

•	the failure of Progress Software to support current Progress customers in a manner that is competitive with enhancements of other programming languages; and

•	our inability to migrate our software products to other programming languages on a timely basis if Progress is no longer available.

The inability to protect our proprietary rights and avoid claims that we infringe the proprietary rights of others could materially harm our business.

Our success greatly depends upon the protection of our proprietary software. We rely on a combination of copyright, trademark and trade secret laws as well as license and non-disclosure agreements to establish and protect our proprietary rights in our products and information. To further protect these rights, we
•	enter into confidentiality and/or license agreements with our employees, distributors, contractors, customers and potential customers; and

•	limit access to and distribution of our software, documentation and other proprietary information.

Despite these precautions, an unauthorized person could copy or reverse-engineer some portions of our products or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we cannot assure you that our steps to protect our software will be adequate. Moreover, our competitors may independently develop software products that are substantially equivalent or superior to our software products.

We may receive notices claiming that we are infringing the proprietary rights of others. Third parties also could institute legal proceedings against us claiming that our current or future products infringe their proprietary rights. Alternatively, we may make claims or initiate litigation against others for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any claims against us, with or without merit, or claims by us against others could be time consuming and expensive to defend, prosecute or resolve. In addition, these claims could cause product shipment delays or force us to enter into royalty or license agreements to resolve the claims. Moreover, an adverse outcome in litigation or a similar adversarial proceedings could:

•	subject us to significant liabilities;

•	require us to allocate significant resources to develop non-infringing technology;

•	require disputed rights to be licensed from others; or

•	prohibit us from using specific marketing materials or products.

If we are required to license proprietary rights from others or wish to do so, we cannot assure you that the necessary licenses will be available on terms that are acceptable to us or at all. One or more of these events could materially and adversely affect our business, financial condition and results of operations.

Our stock price may fluctuate significantly, which could negatively affect the trading of our common stock.

The market price of our common stock has fluctuated significantly in the past and will likely continue to fluctuate in the future. Various factors and events have caused this fluctuation and are likely to cause the fluctuations to continue. These factors include, among others:

•	developments related to our proposed business combination with Frontstep;

•	quarterly variations in our actual or anticipated operating results;

•	the depth and liquidity of the trading market for our common stock;

•	the growth rate of our revenue;

•	changes by securities analysts in estimates regarding us;

•	conditions in the enterprise software industry;

•	the condition of the stock market;

•	announcements by our competitors;

•	regulatory actions affecting us; and

•	general economic conditions.

In addition, from time to time the stock market experiences significant price and volume fluctuations. Stock market fluctuations have particularly affected the stock prices of technology companies, including ours. These fluctuations may be unrelated to the operating performance of these companies. Furthermore, our operating results and prospects from time to time may be below the expectations of securities analysts and investors. Any such event could cause the market price of our common stock to decline materially.

The economic downturn in the worldwide manufacturing industry continues to adversely affect our financial results.

Our business depends substantially upon the capital expenditures of manufacturers. In turn, these expenditures depend in part upon the demand for these manufacturers’ products. The ongoing recession affecting the worldwide manufacturing industry has resulted in a weakened demand for the products of many of the manufacturers in our target market, which has caused them to reduce or postpone capital expenditures for business information systems. We believe that as a result, the demand for our products and services has been significantly impacted, which has negatively affected our financial results and financial condition. There can be no assurance that economic conditions relating to our customers or potential customers will not become more severe.

Customer related claims, whether successful or not, could be expensive and could harm our business.

Our products are generally used to manage data critical to large organizations. These organizations also share this critical data with others in their value chain using the Internet or other networks. There are many security risks inherent with making data available over a network and in sharing data with third parties, and our products are not designed to safeguard against all such risks. We occasionally deliver implementation and integration services to our customers. As a result, our development, sale, service and support of products may entail the risk of customer related claims. Our license and service agreements with customers typically contain provisions designed to limit our exposure to such claims. However, these provisions may not be effective under the laws of all jurisdictions. In addition, our liability insurance may not be sufficient in scope or amount to cover all claims if our contractual limitations on liability are ineffective. A successful claim brought against us could materially and adversely affect our business, financial condition and results of operations. In addition, defending such a suit, regardless of its merits, could require us to incur substantial expense and require the time and attention of key management personnel. This could also materially and adversely affect our business, financial condition and results of operations.

The unavailability of skilled personnel or our inability to attract and retain qualified personnel could hinder our ability to compete and grow.

Our future performance depends upon the continued service of a number of senior management and key technical personnel. The loss or interruption of the services of one or more key employees could have a material adverse effect on our business, financial condition and results of operations. Our future financial results also will depend upon our ability to attract and retain highly skilled technical, managerial and marketing personnel. We do not currently maintain key-person life insurance on any of our key employees.

Competition for qualified personnel is intense and is likely to intensify in the future. We compete for qualified personnel against numerous companies, including larger, more established companies with significantly greater financial resources than ours. We have at times experienced and continue to experience difficulty recruiting and retaining qualified personnel. Our business, financial condition and results of operations could be materially adversely affected if we are unable to hire qualified personnel or if we are unable to retain qualified personnel in the future.

We depend on the continued market for IBM’s eServer iSeries computers for a significant portion of our revenue, and we cannot be sure that this market will grow in the future or that we can increase our share of this market.

We continue to depend on the market for software products on the IBM eServer iSeries platform. Most of the revenue for fiscal 2002 was derived from the licensing of our software products and related services for this platform. We will continue to offer enhanced software products for this market, but there is no guarantee that our existing or prospective customers will buy or support these products. The eServer iSeries market is not expected to grow and will likely diminish in the future. Our future growth depends, in part, on our ability to gain market share. There can be no assurance that we can maintain or increase our relative share of this market.

We depend on the continued market for Oracle software products and Microsoft technology and software products for a portion of our revenue, and any decrease in customer demand for these products and technology would adversely affect our operating results.

We continue to depend on the market for Oracle software and Microsoft technology. An increasing amount of our revenue is derived from the licensing of our software products and related services that operate on these platforms. We will continue to offer enhanced software products using these platforms, but there is no guarantee that our existing or prospective customers will buy or support these products.

Any decrease in our licensing activity is likely to result in reduced services revenue in future periods.

Our service, maintenance and support revenue is derived from our installation, implementation, training, consulting, systems integration, and software product maintenance and support services. Typically a decrease in our service, maintenance and support revenue follows a decrease in our licensed software installations. Our ability to maintain or increase our service, maintenance and support revenue depends in large part on our ability to increase our software licensing activity.

If our network of independent local companies is unable or unwilling to sell and support our products, our revenues will decline.

We market, sell and provide professional services for our products primarily through a global network of independent local affiliates. We also maintain a limited direct sales force. We rely on our affiliates for sales, product implementation, customization and, outside of North America, certain customer support services that are provided in conjunction with us. If we are unable to maintain effective long-term relationships with our affiliates or if our affiliates fail to meet our customers’ needs, our business, financial condition and results of operations would be adversely affected.

From time to time some of our competitors have established, and may continue to seek to establish, a comparable distribution channel, in part by attempting to attract our affiliates. Our agreements with affiliates are generally of short duration and can be terminated by an affiliate in some instances. If affiliates reduce or discontinue their relationships with us or their support of our products, our business, financial condition and results of operations would be adversely affected.

In addition, the ability of our affiliates to meet our customers’ needs depends upon their ability to attract, develop, motivate and retain highly skilled professionals and technical personnel. These personnel are in great demand and are likely to remain a limited resource for the foreseeable future. Our business, financial condition and results of operations could be materially adversely affected, if the affiliates are unable to attract and retain sufficient numbers of professional and technical personnel.

If we are unable to effectively manage our anticipated growth, our financial condition will be adversely affected.

Anticipated growth through acquisitions may strain our management and systems. Our future operating results depend in part on the ability of our officers and other key employees to manage the integration of acquired businesses, to continue implementing and improving our operational and financial controls, to expand, train and manage our employees effectively, and to successfully develop new products and enhancements to existing products. Our growth also depends on our ability to retain and attract new affiliates, and our affiliates’ ability to grow, to manage their growth and to implement our products in response to the projected demands of our customers. We cannot assure you that we or our affiliates will be able to successfully market and sell our new products or that either we or our affiliates will be able to successfully manage any future expansion. Our business, financial condition and results of operations would be materially and adversely affected if we or our affiliates are unable to effectively manage our growth.

We are subject to the risk of terrorism, including the resulting possible disruptions in business activities and loss of business.

Our business can be effected by the disruptions caused by terrorist activities. Terrorist acts can create disruptions in our ordinary business activities, including, but not limited to, communications, business travel, and the availability of key personnel and physical assets. Additionally, terrorist acts may cause uncertainty about business continuity and the effectiveness of our disaster recovery plans and the disaster recovery plans of our suppliers and trading partners, and may adversely effect the confidence and behavior of our customers, employees, suppliers, and trading partners.

Our international operations subject us to a number of risks that could substantially hinder our future growth and current results.

A substantial portion of our business comes from outside the United States. We believe that future growth and profitability will require expansion of our sales in international markets. To expand international sales successfully, we must continue to invest substantial resources in

•	establishing new foreign operations,

•	improving existing or establishing new affiliate relationships, and

•	hiring additional personnel, each of which may result in substantial expenses.

International expansion of our operations also will require us to continue to localize our applications and translate them into foreign languages, which can be a difficult and costly process. If we cannot expand our international operations or localize and translate our applications in a timely and accurate manner, our operating results could be adversely affected. In addition, even if we successfully expand our international operations, we cannot assure you that we will be able to maintain or increase our international market presence or demand for our products.

Risks inherent in our international business activities include, among others:

•	the imposition of government controls;

•	restrictions on the export of critical technology;

•	political and economic instability, including fluctuations in foreign currency exchange rates and devaluation of foreign currencies;

•	trade restrictions;

•	difficulties in staffing international offices;

•	difficulty in collecting fees or the inability to do so;

•	longer accounts receivable payment collection cycles in some countries;

•	burdens of complying with a wide variety of foreign laws and regulations;

•	management of an organization spread over various countries;

•	unexpected changes in regulatory requirements;

•	overlap of different tax structures;

•	the lack of effective copyright, trademark and trade secret protection in some countries where we sell our products; and

•	delays in localizing our products for new markets.

Any or all of these risks could materially and adversely affect our business, financial condition and results of operations.

As a result of the continued expansion of our international operations, fluctuations in the value of foreign currencies in which we conduct our business may cause us to experience currency transaction gains and losses. Because of the number of foreign currencies involved, our constantly changing currency exposure and the volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations on our future operating results. These currency risks could materially and adversely affect our business, financial condition and results of operations.

We have adopted measures that have anti-takeover effects and could limit the price of our stock.

Georgia law and our articles of incorporation, bylaws and shareholder rights plan contain provisions that may

•	make it more difficult for a third party to acquire us,

•	discourage acquisition bids for us,

•	discourage changes in our management, and

•	limit the price that investors are willing to pay for shares of our common stock.

The most significant of these provisions are described below.

Provisions of Georgia law have anti-takeover effects.

Georgia law prohibits us from entering into some business combination transactions with any person for a period of five years from the date the person becomes an “interested shareholder,” unless specific requirements are satisfied. Generally, an “interested shareholder” is any person that owns at least 10% of our outstanding voting stock, other than us and our subsidiaries. Georgia law also requires that each of these transactions:

•	meets specific fair price criteria and other tests; or

•	meets specific requirements relating to approval of the transaction by our board of directors and shareholders.

We have issued preferred stock and may issue additional preferred stock in the future.

We have issued shares of our preferred stock in the past and may issue additional shares of preferred stock in the future without further shareholder approval. Any future issuance of preferred stock will have the terms, conditions, rights, privileges and preferences that our board of directors determines. The rights of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of our preferred stock.

Our articles of incorporation and bylaws contain additional provisions that have anti-takeover effects.

Our board of directors is divided into three classes. Each class serves for a staggered three-year term. In addition, a director may only be removed from the board for cause and upon the vote of at least 80% of all classes of stock entitled to vote in the election of the director. This classification of our board of directors and limitation on the removal of directors could make it more difficult for a potential acquirer to gain control of our board of directors. Our articles of incorporation and bylaws contain additional provisions that have anti-takeover effects.

We have adopted a shareholder rights plan.

We have adopted a shareholder rights plan under which we have distributed to our shareholders rights to purchase shares of our Series F junior participating preferred stock. If specific triggering events occur, the holders of the rights will be able to purchase shares of our common stock at a price substantially discounted from the then applicable market price of our common stock. The shareholder rights plan could increase a potential acquirer’s costs of effecting a merger with us or a tender offer for our outstanding securities that is not approved by our board of directors. These increased costs could prevent or discourage such a transaction, even though our shareholders might want to vote in favor of the merger or participate in the tender offer.

Our common stock price could drop because shares of our outstanding stock are eligible for future sale and some holders of our securities have registration rights.

Sales of a substantial number of shares of our common stock, or the prospect of these sales, could adversely affect the market price of our common stock. These sales or the prospect of these sales also could impair our ability to raise needed funds in the capital markets at a time and price favorable to us. As of December 3, 2002, we had a total of 18,393,171 shares of common stock outstanding, most of which are freely tradable without restriction under the Securities Act of 1933, as amended. The remaining outstanding shares will be eligible for sale in the public market at various times pursuant to Rule 144 under the Securities Act.

As of December 3, 2002, we had options outstanding under our stock option plans for the purchase of a total of 5,215,408 shares of common stock at a weighted average exercise price of $9.19 per share. We have reserved an additional 932,583 shares of common stock that we may issue upon the exercise of options granted in the future under our plans. We also have reserved 301,765 shares of common stock that we may issue under our employee stock purchase plan. We have in effect a registration statement under the Securities Act covering our issuance of shares upon the exercise of these outstanding options and our issuance of shares under our employee stock purchase plan. All of these shares will be freely tradable in the public market, except for shares held by our directors, officers and principal shareholders, which will be eligible for public sale at various times pursuant to Rule 144.

Entities affiliated with General Atlantic Partners, LLC have “demand” and “piggyback” registration rights for

•	1,000,000 shares of common stock that are issuable upon the exercise of warrants that are exercisable at a price of $11.53 per share,

•	1,499,990 shares of common stock that are issuable upon the conversion of our convertible preferred stock and

•	1,500,010 shares of outstanding common stock.

The demand registration rights permit the holders of these securities to require us to register the sale of this common stock under the Securities Act. The piggyback registration rights permit the holders of these securities to participate in any registration of our common stock under the Securities Act. Another of our shareholders also has piggyback registration rights for 250,000 shares of common stock that we will issue upon the conversion of our convertible preferred stock. If these holders require us to include their shares in a registration that we initiate, it could adversely affect our ability to raise needed capital in the public market at a favorable time and price.

The 1,749,990 shares of common stock underlying our convertible preferred stock and the 1,500,010 shares of common stock held directly by entities affiliated with General Atlantic Partners currently are eligible for sale in the public market subject to the conditions of Rule 144. In addition, the 1,000,000 shares of common stock underlying the warrants held by entities affiliated with General Atlantic Partners will be eligible for sale in the public market at any future time or times permitted by Rule 144.

We cannot predict every event and circumstance that may impact our business and, therefore, the risks and uncertainties discussed above may not be the only ones you should consider.

The risks and uncertainties discussed above are in addition to those that apply to most businesses generally. In addition, as we continue to grow our business, we may encounter other risks of which we are not aware at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.

Item 7A.    Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Rate Sensitivity

Some of our operations generate cash denominated in foreign currency. Consequently, we are exposed to certain foreign currency exchange rate risks. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute products. When the U.S. dollar strengthens against a foreign currency, the value of our sales in that currency converted to U.S. dollars decreases. When the U.S. dollar weakens, the value of our sales in that currency converted to U.S. dollars increases.

From time to time, we may enter into forward exchange contracts or purchase options to minimize the effect of changes in exchange rates on our financial position, results of operations and cash flows. We incurred net foreign currency transaction gains of $14,000 in fiscal 2001 and net foreign currency losses of $194,000 in fiscal 2002, mostly due to transactions within EMEA. We did not have any open forward exchange contracts or options or other trading financial instruments with foreign exchange risk at September 30, 2001 or 2002. At

September 30, 2002, we had the following non-trading other financial instruments denominated in currencies other than the U.S. dollar (in thousands of U.S. dollars):

Cash and cash equivalents	$1,548
Trade accounts receivable (a)	$5,868
Trade accounts payable	$536

(a)
Approximately $4.8 million of this amount is denominated in euros, pounds sterling or yen, all of which have stable historical exchange rates with the U.S. dollar. As of December 11, 2002, the equivalent U.S. dollar value was $5,875.

As our foreign operations increase, our business, financial condition and results of operations could be adversely affected by future changes in foreign currency exchange rates. For further information see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Future Performance—Our international operations subject us to a number of risks that could substantially hinder our future growth and current results.”

Inflation

Although we cannot accurately determine the amounts attributable thereto, we have been affected by inflation, through increased costs of employee compensation and other operation expenses. To the extent permitted by the marketplace for our products and services, we attempt to recover increases in costs by periodically increasing prices. Additionally, most of our license agreements and services agreements provide for annual increases in charges.

Item 8.    Financial Statements and Supplementary Data

The following is a list of our consolidated financial statements and supplemental financial information appearing in this Item 8:

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of MAPICS, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of MAPICS, Inc. and its subsidiaries at September 30, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Atlanta, Georgia
October 28, 2002, except as to Note 18 for which the date is November 25, 2002

MAPICS, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	September 30,
	2001	2002
ASSETS
Current assets:
Cash and cash equivalents	$18,077	$23,661
Accounts receivable, net of allowances of $3,456 in 2001 and $1,734 in 2002	34,412	25,428
Prepaid expenses and other current assets	2,870	3,127
Deferred royalties	7,492	7,581
Deferred commissions	9,209	8,822
Deferred income taxes, net	6,474	3,600

Total current assets	78,534	72,219
Property and equipment, net	4,507	3,596
Computer software costs, net	17,627	16,739
Other intangible assets, net	4,127	3,367
Goodwill, net	4,367	3,689
Non-current deferred income taxes, net	5,031	6,510
Other non-current assets, net	960	1,990

Total assets	$115,153	$108,110

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$13,069	$—
Accounts payable	2,903	3,338
Accrued expenses and other current liabilities	29,967	25,087
Restructuring reserve, current	296	1,300
Deferred license revenue	22,124	18,893
Deferred services revenue	40,406	40,969

Total current liabilities	108,765	89,587
Long-term debt	5,593	—
Restructuring reserve, non-current	137	2,298
Other non-current liabilities	415	1,265

Total liabilities	114,910	93,150

Commitments and contingencies (Note 13)
Shareholders’ equity
Preferred stock, $1.00 par value; 1,000 shares authorized
Series D convertible preferred stock, 125 shares issued and outstanding (liquidation preference of $9,420) in 2001 and 2002	125	125
Series E convertible preferred stock; 50 shares issued and outstanding (liquidation preference of $3,768) in 2001 and 2002	50	50
Common stock, $0.01 par value; 90,000 shares authorized, 20,370 issued and 18,307 shares outstanding in 2001, 20,370 issued and 18,390 shares outstanding in 2002	204	204
Additional paid-in capital	62,923	63,129
Accumulated deficit	(46,770)	(33,029)
Restricted stock compensation	(709)	(304)
Accumulated other comprehensive loss	(189)	(62)
Treasury stock-at cost 2,063 shares in 2001 and 1,980 shares in 2002	(15,391)	(15,153)

Total shareholders’ equity	243	14,960

Total liabilities and shareholders’ equity	$115,153	$108,110

The accompanying notes are an integral part of these consolidated financial statements.

MAPICS, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended September 30,
	2000	2001	2002
Revenue:
License	$40,986	$47,675	$40,207
Services	77,690	90,476	88,092

Total revenue	118,676	138,151	128,299

Operating expenses:
Cost of license revenue	12,438	16,437	14,647
Cost of services revenue	31,176	35,427	32,436
Selling and marketing	41,293	41,563	35,092
Product development	16,375	17,277	15,331
General and administrative	17,427	14,635	12,447
Amortization of goodwill	6,959	35,121	—
Acquisition costs	12,958	(1,981)	(1,000)
Restructuring costs	2,125	—	4,707

Total operating expenses	140,751	158,479	113,660

Income (loss) from operations	(22,075)	(20,328)	14,639
Interest income	1,032	786	519
Interest expense	(2,917)	(2,885)	(1,119)

Income (loss) before income tax expense (benefit) and extraordinary item	(23,960)	(22,427)	14,039
Income tax expense (benefit)	(6,239)	4,533	(20)

Income (loss) before extraordinary item	(17,721)	(26,960)	14,059
Extraordinary loss on early extinguishment of debt, net of income tax benefit of $173	—	—	(318)

Net income (loss)	$(17,721)	$(26,960)	$13,741

Net income (loss) per common share (basic):
Income (loss) before extraordinary item	$(0.99)	$(1.48)	$0.77
Extraordinary loss on early extinguishment of debt, net of income tax benefit	—	—	(0.02)

Net income (loss) per common share (basic)	$(0.99)	$(1.48)	$0.75

Net income (loss) per common share (diluted):
Income (loss) before extraordinary item	$(0.99)	$(1.48)	$0.69
Extraordinary loss on early extinguishment of debt, net of income tax benefit	—	—	(0.02)

Net income (loss) per share common share (diluted)	$(0.99)	$(1.48)	$0.67

Weighted average number of common shares outstanding (basic)	17,896	18,223	18,355

Weighted average number of common shares and common equivalent shares outstanding (diluted)	17,896	18,223	20,520

The accompanying notes are an integral part of these consolidated financial statements.

MAPICS, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands)
	Series D and E Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Restricted Stock Compensation	Accumulated Other Comprehensive Loss	Treasury Stock		Total Shareholders’ Equity
	Shares	Par Value	Shares	Par Value					Shares	Cost
Balance as of September 30, 1999	175	$175	20,370	$204	$61,899	$(1,667)	$—	$—	2,778	$(22,352)	$38,259
Stock options exercised					(50)	(325)			(289)	3,084	2,709
Employee stock purchases					(157)	(41)			(64)	617	419
Stock and options issued to non-employees					243				(4)	42	285
Tax benefit associated with exercise of stock options and stock awards					581						581
Issuance of restricted stock					346		(845)		(53)	499	—
Compensation payable in common stock					(52)	(56)	141		17	(104)	(71)
Business acquisition payable in common stock					798				(107)	1,133	1,931

Subtotal	175	175	20,370	204	63,608	(2,089)	(704)		2,278	(17,081)	44,113

Net loss						(17,721)					(17,721)

Comprehensive loss						(17,721)					(17,721)

Balance as of September 30, 2000	175	175	20,370	204	63,608	(19,810)	(704)		2,278	(17,081)	26,392
Stock options exercised					(102)				(30)	230	128
Employee stock purchases					(419)				(118)	922	503
Stock and options issued to non-employees					1				(8)	75	76
Tax benefit associated with exercise of stock options and stock awards					32						32
Issuance of restricted stock					(197)		(579)		(94)	776	—
Compensation payable in common stock							574		35	(313)	261

Subtotal	175	175	20,370	204	62,923	(19,810)	(709)		2,063	(15,391)	27,392

Net loss						(26,960)					(26,960)
Other comprehensive loss, net of income taxes:
Foreign currency translation								(127)			(127)
Interest rate hedge								(62)			(62)

Comprehensive loss						(26,960)		(189)			(27,149)

Balance as of September 30, 2001	175	175	20,370	204	62,923	(46,770)	(709)	(189)	2,063	(15,391)	243
Stock options exercised					(17)				(43)	190	173
Employee stock purchases					19				(80)	390	409
Stock and options issued to non-employees					61				(8)	41	102
Tax benefit associated with exercise of stock options and stock awards					137						137
Issuance of restricted stock					6		(23)		(4)	17
Compensation payable in common stock							428		43	(346)	82
Treasury stock acquired									9	(54)	(54)

Subtotal	175	175	20,370	204	63,129	(46,770)	(304)	(189)	1,980	(15,153)	1,092

Net Income						13,741					13,741
Other comprehensive income, net of income taxes:
Foreign currency translation								65			65
Interest rate hedge								62			62

Comprehensive income						13,741		127			13,868

Balance as of September 30, 2002	175	$175	20,370	$204	$63,129	$(33,029)	$(304)	$(62)	1,980	$(15,153)	$14,960

The accompanying notes are an integral part of these consolidated financial statements.

MAPICS, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended September 30,
	2000	2001	2002
Cash flows from operating activities:
Net income (loss)	$(17,721)	$(26,960)	$13,741
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,934	2,817	2,283
Amortization of computer software costs	6,758	6,586	6,546
Amortization of goodwill and other intangible assets	7,739	36,249	760
Amortization of debt issue costs	311	456	378
Write-off of computer software costs	7,919	1,552	—
Write-off of prepaid expenses	4,116	—	—
Loss on early extinguishment of debt	—	—	491
Royalty contract obligation	2,290	—	—
Provision for bad debts	1,214	2,261	1,100
Deferred income taxes	(5,343)	3,648	1,792
Settlement of pre-acquisition contingency	—	—	(1,000)
Other non-cash items, net	490	1,047	307

	10,707	27,656	26,398
Changes in operating assets and liabilities:
Accounts receivable	(3,003)	(1,453)	7,884
Deferred royalties	(3,813)	(1,589)	(89)
Deferred commissions	(8,772)	1,092	387
Prepaid expenses and other current assets	206	2,882	946
Other non-current assets	(474)	256	(1,704)
Accounts payable	598	(5,345)	435
Accrued expenses and other current liabilities	(1,015)	(763)	(4,536)
Restructuring reserve, current and non-current	—	—	3,165
Deferred license revenue	21,808	107	(3,231)
Deferred services revenue	4,315	398	563
Other non-current liabilities	—	—	792

Net cash provided by operating activities	20,557	23,241	31,010

Cash flows from investing activities:
Acquisitions, net of cash acquired	(47,199)	7	—
Purchases of property and equipment	(2,343)	(1,424)	(1,436)
Additions to computer software costs	(7,557)	(6,119)	(5,190)
Purchases of computer software	(664)	—	(470)

Net cash used for investing activities	(57,763)	(7,536)	(7,096)

Cash flows from financing activities:
Proceeds from long-term debt	40,000	—	—
Principal repayments of long-term debt	(13,720)	(10,338)	(18,662)
Payment of debt issuance costs	(1,378)	(96)	(196)
Proceeds from stock options exercised	2,709	128	173
Proceeds from employee stock purchases	419	503	409
Proceeds from revolving credit facility	—	—	8,428
Principal repayments of revolving credit facility	—	—	(8,428)
Acquisitions of treasury stock	—	—	(54)

Net cash provided by (used for) financing activities	28,030	(9,803)	(18,330)

Net increase (decrease) in cash and cash equivalents	(9,176)	5,902	5,584
Cash and cash equivalents at beginning of year	21,351	12,175	18,077

Cash and cash equivalents at end of year	$12,175	$18,077	$23,661

The accompanying notes are an integral part of these consolidated financial statements.

MAPICS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Business and Basis of Presentation

Business

MAPICS, Inc. (“MAPICS”) is a global developer of collaborative business application software solutions designed specifically for use by manufacturers. Our goal is to deliver application software and consulting services that create value by providing a quick return on investment and improving bottom line financial results for our customers. Our solutions also allow manufacturers to make the most of their existing technology investments while taking advantage of new technologies at a pace that best fits their needs. In addition, our solutions bring our customers proven expertise, knowledge, and understanding of the business issues that are unique to manufacturers.

MAPICS, Inc. is headquartered in Alpharetta, Georgia, USA, with offices around the globe and a worldwide sales network of affiliate partners. We were originally incorporated in Massachusetts in 1980, and in 1998 we reincorporated in Georgia.

Basis of Presentation

The balance sheets as of September 30, 2001 and 2002 and the statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended September 30, 2002 are consolidated and consist solely of the separate financial statements of MAPICS, Inc. and our subsidiaries. The results of operations of our acquisitions have been included beginning on the date that each company became owned by MAPICS, Inc. We eliminated all significant intercompany accounts and transactions in consolidation.

We operate on a fiscal year that ends on September 30th. References to fiscal years refer to our fiscal year ended or ending September 30th.

2.    Significant Accounting Policies

Our Use of Estimates

We are required to make estimates and assumptions in the preparation of our financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect 1) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and 2) the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from estimates.

Significant estimates underlying these financial statements include:

•	the valuation of accounts receivable and the allowance for doubtful accounts;

•	the processes used for amortizing and evaluating the net realizable value of computer software costs, goodwill and other intangible assets;

•	the determination of the restructuring costs, acquisition costs, and other items;

•	the estimate of percentage of completion revenue related to fixed price services agreements;

•	the valuation of deferred income taxes; and

•	the valuation of goodwill and other intangible assets.

MAPICS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

We consider all highly liquid debt instruments, primarily money market funds, purchased with maturities of three months or less to be cash equivalents.

Financial Instruments and Concentrations of Credit Risk

Statement of Financial Accounting Standards, or SFAS, No. 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments, including some derivative instruments that are embedded in other contracts, and for hedging activities. The Statement requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure the instruments at fair value. On October 1, 2000, we adopted SFAS No. 133, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.”

At September 30, 2001 and 2002, we held substantially all of our cash and cash equivalents on deposit with five and four financial institutions, respectively. We believe that the carrying amount of cash equivalents is a reasonable estimate of their fair value. As of September 30, 2001 and 2002, our cash and cash equivalents denominated in foreign currencies were $858,000 and $1.5 million.

In addition to cash and cash equivalents, trade accounts receivable is the only financial instrument which potentially exposes us to concentrations of credit risk. We provide credit in the normal course of business to various types and sizes of manufacturers located throughout the world. As a result, we believe that concentration of credit risk with respect to trade accounts receivable is not significant.

See Note 10 for further information regarding our financial instruments.

Property and Equipment

Property and equipment are stated at cost. We calculate depreciation using the straight-line method based upon the following estimated useful lives:

Furniture and fixtures	4 years
Computer equipment	4 years
Leasehold improvements	Shorter of lease term or useful life of asset

We record a gain or a loss on the disposal of property and equipment based on the difference between the proceeds we receive, if any, and the net book value of the assets we dispose on the date of disposal.

Computer Software Costs

We charge all computer software development costs prior to establishing technological feasibility of computer software products to product development expense as they are incurred. From the time of establishing technological feasibility through general release of the product, we capitalize computer software development and translation costs and report them on the balance sheet as a component of computer software costs at the lower of unamortized cost or net realizable value. Amortization of computer software costs represents recognition of the costs of some of the software products we sell, including purchased software costs, capitalized software development costs and costs incurred to translate software into various foreign languages. We begin

MAPICS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amortizing computer software costs upon general release of the product to customers and compute amortization on a product-by-product basis based on the greater of the amount determined using:

•	the ratio that current period gross revenue bears to the total of current and anticipated future gross revenue; or

•
the straight-line method over the estimated economic life of the product, which is generally five years for purchased software costs and software development costs and two years for software translation costs.

Additionally, in fiscal 2000 as part of the acquisition of Pivotpoint, a portion of the purchase price was allocated to acquired technology and to in-process research and development costs. We expensed all of the in-process research and development costs immediately after completing the acquisition. The acquired technology is included in computer software costs and is being amortized over a five-year period.

Software is subject to rapid technological obsolescence and, as a result, future amortization periods for computer software costs could be shortened as a result of changes in technology in the future. Where future revenue is not expected to cover the related unamortized computer software costs, we either accelerate amortization or write-off the remaining unamortized amounts. In fiscal 2000, we wrote off $7.9 million of computer software development costs, including $1.4 million of acquired in-process research and development costs, due to the restructuring and acquisition costs associated with the acquisition of Pivotpoint and re-evaluation of our overall product strategy. In fiscal 2001, we wrote off $1.6 million of computer software development cost related to the translation of a version of our software that is no longer marketed for which a new release is now available.

We include amortization of computer software costs in cost of license revenue in the statement of operations. Amortization of computer software costs was $6.8 million, $6.6 million, and $6.5 million in fiscal 2000, 2001, and 2002.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets resulted primarily from our acquisitions of Pivotpoint in January 2000 and of the MAPICS business in 1993. Under SFAS 142, “Goodwill and Other Intangible Assets”, we discontinued periodic amortization of goodwill. We calculate amortization of intangible assets, which is included in cost of license revenue using the straight-line method over the estimated lives of the intangible assets as follows:

Installed customer base and affiliate network	7-15 years
Tradenames and trademarks	10 years

Debt Issuance Costs

We defer direct costs, including bank origination and amendment fees and legal fees, incurred in obtaining credit facilities and amortize such costs over the term of the related facility. In fiscal 2000, we incurred debt issuance costs of $1.4 million to establish our bank credit facility. In fiscal 2001 and fiscal 2002, we incurred $96,000 and $64,000 in additional debt issue costs related to the bank credit facility. In fiscal 2002, in conjunction with the new revolving credit facility, we capitalized an additional $132,000 of debt issue costs and are amortizing such costs over the life of the revolving credit facility.

Long-Lived Assets

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supercedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,”

MAPICS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requires long-lived assets to be measured at the lower of carrying amount or fair value less the cost to sell. As required by SFAS No. 144, we periodically assess the recoverability of the cost of our long-lived assets and other intangible assets. We base this assessment on several criteria, including but not limited to sales trends, undiscounted operating cash flows and other operating factors. If the undiscounted cash flows are below the carrying value of the assets recorded, we recognize an impairment in the amount the carrying value exceeds estimated fair value. See Note 8 for further discussion on impairment of long-lived assets.

Foreign Currency

The financial position and results of operations for a majority of our foreign subsidiaries are measured using the currency of the respective countries as the functional currency. Assets and liabilities are translated into the reporting currency (U.S. dollars) at the foreign exchange rate in effect at the balance sheet date, while revenue and expenses for the period are translated at the average exchange rate in effect during the period. Translation gains and losses are accumulated and reported as a separate component of stockholders’ equity. We incurred net foreign currency transaction losses of $926,000 in fiscal 2000, $194,000 in fiscal 2002 and net foreign currency transaction gains of $14,000 in fiscal 2001, mostly related to transactions within EMEA. The company has not entered into any foreign currency hedging contracts during any of the periods presented.

Revenue Recognition

We generate revenues primarily by licensing software, providing software support and maintenance and providing professional services to our customers. We record all revenues in accordance with the guidance provided by Statement of Position (SOP), 97-2, “Software Revenue Recognition,” SOP 98-9, “Modification of SOP 97-2, ‘Software Revenue Recognition, with Respect to Certain Transactions,’” SOP 81-1, “Accounting for Performance of Construction-Type and Certain Product-Type Contracts,” and AICPA Technical Practice Aid (“TPA”) 5100.53, “Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition.”

Software License and Support Revenue

We generate a significant portion of total revenue from licensing software, which we conduct principally through our global network of independent affiliates. We license our software products under license agreements, which the ultimate customer typically executes directly with us rather than with the affiliate. Our license agreements are either annual renewable term license agreements or perpetual license agreements.

We generally license our software products that operate on the IBM iSeries platform under annual renewable term licenses. When we first license an iSeries product, we receive both an initial license fee and an annual license fee. Our customers may renew the license for an additional one-year period upon payment of the annual license fee. We recognize the initial license fees under these annual renewable term licenses ratably as license revenue over the initial license period, which is generally twelve months. In addition, payment of the annual license fee entitles the customer to available software support for another year. If the annual license fee is not paid, the customer is no longer entitled to use the software and we may terminate the agreement. We record this annual license fee as services revenue ratably over the term of the agreement.

Under our perpetual license agreements, we record both an initial license fee and an annual support fee. We record initial license fees as license revenue and typically recognize revenue when the following criteria are met:

(1)	the signing of a license agreement between us and the ultimate customer;

(2)	delivery of the software to the customer or to a location designated by the customer;

MAPICS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	fees are fixed and determinable; and

(4)	determination that collection of the related receivable is probable.

The annual support fee, which is typically paid annually in advance, entitles the customer to receive annual support services, as available. We record these annual license fees as services revenue and recognize this revenue ratably over the term of the agreement.

Professional Services Revenue

Under the terms of our license agreements, our customers are responsible for installation and training. In many instances, the affiliates provide our customers with most of the consulting and implementation services relating to our products. During fiscal 2000, we began to provide professional consulting and implementation services to our customers. The professional services that we provide are not essential to the functionality of our delivered products. We provide our professional services under services agreements, and we charge for them separately under time and materials arrangements or, in some circumstances, under fixed price arrangements. We recognize revenues from time and materials arrangements as the services are performed, provided that the customer has a contractual obligation to pay, the fee is non-refundable, and collection is probable. Under a fixed price arrangement, we recognize revenue on the basis of the estimated percentage of completion of service provided. We recognize changes in estimate in the period in which they are determined. We recognize provisions for losses, if any, in the period in which they first become probable and reasonably estimable.

We also offer educational courses and training materials to our customers and affiliates. These consulting and implementation services and education courses are included in services revenue and revenue is recognized when services are provided.

Commission Expense

We defer sales commissions due to our affiliates on sales of time-based iSeries licenses and amortize these costs ratably over the same period as the revenue is recorded. We also evaluate the amount of direct sales force commissions for deferral and generally expense amounts as incurred. For perpetual licenses, we expense commissions in the period the sale is completed and the license revenue is recorded. We include the costs of these commissions in selling and marketing expense. We generally pay the commissions to our affiliates when we receive payment from our customers for the license fee.

Royalty Expense

We defer royalties due to our solution partners on sales of time-based iSeries licenses and amortize these costs ratably over the same period as the license revenue is recorded. For perpetual licenses, we expense the royalties in the period the sale is completed and the license revenue is recorded. We include the costs of these royalties in cost of license. We generally pay the royalties to our solution partners when we receive payment from our customers for the license fee.

Advertising Expense

We expense advertising costs as they are incurred. Advertising expenses in fiscal 2000, fiscal 2001, and fiscal 2002 were $1.3 million, $817,000, and $1.4 million, respectively.

Stock-Based Compensation

We apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations in accounting for our stock option plans and our employee stock purchase plan and the

MAPICS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” As a result, we generally do not recognize compensation expense for stock options issued to our directors or our employees, except for stock options and other stock-based awards issued under specific performance plans. We record expense for all stock-based awards issued to non-employees, other than our non-employee directors.

Income Taxes

We account for income taxes using the asset and liability method as prescribed by SFAS No. 109, “Accounting for Income Taxes.” Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates applied to taxable income. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date. We provide a valuation allowance for deferred tax assets when we believe it is more likely than not that we will not realize all or a portion of the assets.

Computation and Presentation of Net Income (Loss) per Common Share

We apply SFAS No. 128, “Earnings Per Share,” which requires us to present “basic” and “diluted” net income (loss) per common share for all periods presented in the statements of operations. We compute basic net income (loss) per common share, which excludes dilution, by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share reflects the potential dilution that could occur if holders of our preferred stock, common stock options, common stock warrants or contingently issuable stock converted or exercised their holdings into common stock that then shared in our earnings.

The weighted average number of common shares and common equivalent shares outstanding that we used to calculate diluted net income (loss) per share includes:

•	the weighted average number of common shares outstanding; plus

•
the weighted average number of common equivalent shares from the assumed conversion of preferred stock and the assumed exercise of dilutive stock options, common stock warrants, and contingently issuable stock.

MAPICS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the calculations of basic and diluted net income (loss) per common share or common share equivalent:

	Fiscal Years Ended September 30,
	2000	2001	2002
	(in thousands, except per share data)
Basic net income (loss) per common share:
Net income (loss)	$(17,721)	$(26,960)	$13,741

Weighted average common shares outstanding	17,896	18,223	18,355

Basic net income (loss) per common share	$(0.99)	$(1.48)	$0.75

Diluted net income (loss) per common share and common share equivalent:
Net income (loss)	$(17,721)	$(26,960)	$13,741

Weighted average common shares outstanding	17,896	18,223	18,355
Common share equivalents:
Convertible preferred stock	—	—	1,750
Common stock options	—	—	289
Contingently issuable stock	—	—	126

Weighted average common shares and common equivalent shares outstanding	17,896	18,223	20,520

Diluted net income (loss) per common share or common share equivalent	$(0.99)	$(1.48)	$0.67

Because their inclusion would have an antidilutive effect on net loss per common share, we excluded the average number of common share equivalents listed below from the computation of diluted net loss per share for fiscal 2000 and fiscal 2001:

	Fiscal Years Ended September 30,
	2000	2001
	(in thousands)
Common share equivalents:
Convertible preferred stock	1,750	1,750
Common stock options	267	176
Common stock warrants	158	—
Contingently issuable stock	86	125

Total	2,261	2,051

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires us to present comprehensive income, which is net income plus all other changes in net assets from non-owner sources, and its components in the financial statements. Components of comprehensive income other than net income include the effect of our interest rate hedge and foreign currency translation adjustments. Comprehensive income is presented as a component on our consolidated statement of shareholders’ equity.

MAPICS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which changes financial accounting and reporting for acquired goodwill and other intangible assets. Upon adoption, goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. All other acquired intangibles will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of our intent to do so. Other intangibles will be amortized over their useful lives.

As of October 1, 2001, we have adopted SFAS No. 142. The impact was as follows:

•	The balance of goodwill is $4.4 million at October 1, 2001. As we have discontinued amortizing goodwill as of October 1, 2001, fiscal 2002 has approximately $1.5 million less in amortization expense.

•
We were required to perform a transitional impairment test. This impairment test required us to (1) identify individual reporting units, if any, (2) determine the carrying value of any reporting units by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of any reporting units. If the carrying value of any reporting unit or the company exceeded its fair value, then the amount of any goodwill impairment would be determined through a fair value analysis of each of the assigned assets (excluding goodwill) and liabilities. We completed the transitional impairment test in the quarter ended March 31, 2002. Based on the results of the test, we did not record an impairment for goodwill.

•
Following the transitional impairment test, our goodwill balances will be subject to annual impairment tests using the same process described above. If any impairment is indicated as a result of the annual test, an impairment loss would be recorded as part of income from operations. We conducted the impairment test for fiscal 2002 and concluded no impairment had occurred.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted to its present value each period while the cost is depreciated over its useful life. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have determined that SFAS No. 143 will not have a material impact on our financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144, which replaces SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” requires long-lived assets to be measured at the lower of carrying amount or fair value less the cost to sell. SFAS No. 144 also broadens disposal transactions reporting related to discontinued operations. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We have adopted SFAS No. 144 as of October 1, 2001 with no material impact on our financial position, results of operations or cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2002, the Emerging Issues Task Force (“EITF”) of the FASB issued EITF 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred.” The EITF concluded that reimbursements for out of pocket expenses incurred should be included in the income statement. The EITF is effective for financial reporting periods beginning after December 15, 2001 but early adoption of the provisions of this issue is permitted. We have adopted EITF 01-14 as of April 1, 2002 with no material impact on our financial position, results of operations or cash flows. Amounts from prior year periods were deemed immaterial for reclassification.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64 “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” This Statement amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We have adopted SFAS No. 145 as it relates to the rescission of SFAS No. 4 and our classification of the write-off of debt issue costs relating to our term loan, which we refinanced to a revolving credit facility in April 2002.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 with early application encouraged. We will apply SFAS No. 146 to any exit or disposal activities that we may enter into in future periods.

In November 2002, the FASB reached a consensus on EITF Issue 00-21 (the Issue), “Accounting for Revenue Arrangements with Multiple Deliverables.” The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. The Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, the Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earning processes for revenue recognition purposes. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. We currently follow the appropriate pronouncement as discussed in “Revenue Recognition” and anticipate the Issue to have no impact on the results of our operations, financial position, or cash flows.

3.    Acquisitions

On January 12, 2000, we acquired Pivotpoint, Inc. for $48.0 million in cash, and accounted for the acquisition as a purchase. Pivotpoint, Inc. provides software and services to mid-size manufacturers that operate on NT and UNIX operating systems. We continue to enhance Pivotpoint’s software and continue providing the software and related services to compliment our existing suite of software and services. Pivotpoint’s results of operations are included in our income statement for the period from January 12, 2000 to September 30, 2000 and the years ended September 30, 2001 and 2002. We recorded goodwill of approximately $44.5 million related to the Pivotpoint acquisition, and began amortizing it over 5 years on a straight-line basis.

On March 1, 2000, we acquired an education business for $2.0 million. In exchange for this business, we issued 106,668 shares of restricted common stock, and we incurred transaction costs of $103,000. The purchase

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

price was allocated almost entirely to goodwill, which we are amortizing over five years. If on March 1, 2003, the price per share of our common stock as quoted on the NASDAQ National Market System is less than $18.75 we must pay additional consideration equal to the difference between $18.75 and the quoted market price multiplied by the number of shares of common stock issued at acquisition that the sellers of the acquired business still hold on March 1, 2003. We may elect to pay all or a portion of this additional consideration with shares of common stock and the remainder in cash.

As described in Note 8, in the fourth quarter of fiscal 2001, we recognized the impairment of goodwill and certain identifiable intangible assets as accelerated amortization of $26.0 million.

4.    Acquisition Costs and Restructuring Costs

Acquisition Costs.    Acquisition costs were $13.0 million in fiscal 2000 and a recovery of $2.0 million in fiscal 2001 and $1.0 million in fiscal 2002.

We acquired Pivotpoint, Inc. on January 12, 2000 for $48.0 million in cash. This strategic acquisition enabled us to immediately expand our manufacturing solutions across additional platforms to include two enterprise resource planning foundations that streamline business processes for manufacturing, customer service, engineering, supply chain planning and financial reporting. The solutions support international and multi-site operations on a variety of platforms, including the IBM eServer iSeries 400, Windows NT, UNIX and Linux. We also offer supply chain management, collaborative commerce and enterprise asset management systems and functionality designed to enable companies to link members of their supply chain to send and receive valuable real-time information to improve business decision-making at all levels.

During fiscal 2000, as a result of our acquisition of Pivotpoint, we evaluated the functionality of Pivotpoint’s existing solutions, including the Windows NT based enterprise asset management system, the advanced planning and scheduling, or APS, solution and the customer relationship management solution against our current product offering. As a result, we recorded costs of $13.0 million related to certain technology related assets. The majority of the these costs consisted of the following:

•	$1.4 million of in-process research and development for technology acquired in connection with the Pivotpoint acquisition;

•
$4.4 million for the write-down of capitalized computer software costs related to our APS solution. Following the acquisition of Pivotpoint, we had two APS solutions among our product offerings. After an extensive evaluation of both products, we selected Pivotpoint’s Thru-Put product as our APS solution because of the product’s e-business capabilities, quick implementation, return on investment for customers, ease of use and best-of-breed functionality. Furthermore, we discontinued marketing our current APS offering. Accordingly, we wrote down the computer software costs and other assets relating to our former APS product;

•
$1.5 million for the write-down of computer software costs related to our discontinuance of development activities to re-engineer our iSeries applications to the Windows NT server platform. Prior to the acquisition of Pivotpoint, we were engaged in product development activities to re-engineer our iSeries applications to the Windows NT server platform. We made the decision to discontinue our NT development effort for the iSeries applications because Pivotpoint’s ERP application, Point.Man, runs on multiple platforms, including Windows NT, UNIX, and Linux. Accordingly, we wrote down the computer software costs related to our NT development.

•
$4.1 million related to the write off of prepaid royalties and termination of an agreement for integrating a third party customer relationship management solution into our offerings. As a result of products acquired in the Pivotpoint acquisition, we discontinued our efforts to integrate customer relationship management functionality into our iSeries offering; and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•
$919,000 related to royalties for the early termination of a software distribution agreement related to our discontinuance of development activities to re-engineer our iSeries applications to the Windows NT Server platform and development of our APS solution.

During fiscal 2001, we recorded a net benefit in acquisition costs of $2.0 million as a result of a settlement agreement with a third party in May 2001 resolving a dispute regarding payment of royalties for certain proprietary software and documentation to be re-licensed by us. In fiscal 2000, we had charged the write-off of pre-paid royalties and capitalized software relating to this software to acquisition costs. Under the terms of the settlement, the third party paid us $2.2 million for the software and related costs. The settlement was offset by $219,000 of liabilities relating to this software product.

In connection with the purchase of Pivotpoint, a portion of the cash proceeds was put into escrow to cover any breach of warranties or representations contained in the purchase agreement or any additional undisclosed post-closing liabilities. In December 2000, we presented a claim against the escrow for the release of funds to cover certain liabilities not disclosed in the closing balance sheet. During the allocation period, we did not adjust the purchase price to reflect these escrow refund claims because the ultimate recovery of any escrow funds was neither probable nor could the amount to be recovered be reasonably estimated. During fiscal 2002, we entered into a settlement agreement with the sellers regarding the amount of the claim and we received approximately $1.3 million in cash for the settlement. Pursuant to SFAS No. 141, “Business Combinations,” $1.0 million of the settlement was related to pre-acquisition contingencies other than income taxes and is included as a reduction to acquisition costs in the consolidated statement of operations for fiscal 2002.

The settlement also included a receipt of $204,000 relating to pre-acquisition tax liabilities from the former shareholders of Pivotpoint. This portion of the settlement was recorded as a reduction of outstanding tax liabilities as of September 30, 2002 from the original purchase accounting allocation. The remaining $50,000 of the settlement was recorded as a liability for expenses incurred in relation to the settlement

Restructuring Costs.    We recorded restructuring costs of $2.1 million in fiscal 2000 and $4.7 million in fiscal 2002. We recorded no restructuring costs in fiscal 2001. On January 15, 2002, we announced a five-year agreement with an offshore information technology services company to perform a variety of our ongoing product development activities. The agreement was a contributing factor in a planned reduction of our worldwide workforce by approximately 12% by June 30, 2002. The restructuring charge of $4.7 million during fiscal 2002 included $3.7 million related to the abandonment of excess office space and $1.0 million related to employee severance and related costs for approximately 65 employees, primarily product development and support personnel.

The major components of the restructuring costs and the remaining restructuring accrual at September 30, 2002 were as follows (in thousands):

	Accrued Restructuring Costs at September 30, 2001	Restructuring Costs	Amounts Utilized	Accrued Restructuring Costs at September 30, 2002
Cost of abandonment of excess space and other	$433	$3,681	$(541)	$3,573
Employee severance and related costs	—	1,026	(1,001)	25

	$433	$4,707	$(1,542)	$3,598

We expect future cash expenditures related to these restructuring activities to be approximately $3.6 million, of which we will pay approximately $1.3 million during fiscal 2003.

After the Pivotpoint acquisition, we re-evaluated our overall product strategy in fiscal 2001 and directed greater efforts towards the e-business, supply chain management and Windows NT products. As a result of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

several changes in product strategy, we incurred restructuring charges of $1.2 million for the reduction of our employee base by approximately 10% primarily related to the development activities for our iSeries products and $972,000 for the abandonment of excess office space. These restructuring actions resulted in reductions in our development spending for the iSeries products, our costs incurred for leased office space, and future amortization for certain purchased software. The effects of these actions were realized during fiscal 2001.

The major components of the acquisition costs and restructuring costs in fiscal 2000, fiscal 2001 and fiscal 2002 were as follows:

	Acquisition Costs and Restructuring Costs
	Total Items	Amounts Utilized
	(in thousands)
Acquisition Costs:
Write-off of capitalized software costs and in process research and development costs	$7,592	$(7,592)
Write-off of prepaid royalties	4,116	(4,116)
Costs for termination of technology distribution agreements	919	(919)
Other assets	331	(331)

Total Fiscal 2000	$12,958	$(12,958)

Settlement of third party royalty agreement	$(1,981)	$1,981

Total Fiscal 2001	$(1,981)	$1,981

Settlement of Pivotpoint pre-acquisition contingencies	$(1,000)	$1,000

Total Fiscal 2002	$(1,000)	$1,000

Restructuring Costs:
Severance and personnel related costs	$1,153	$(1,153)
Costs of abandonment of excess office space	972	(972)

Total Fiscal 2000	$2,125	$(2,125)

Severance and personnel related costs	$1,026	$(1,001)
Costs of abandonment of excess office space	3,681	(108)

Total Fiscal 2002	$4,707	$(1,109)

5.    Allowance for Doubtful Accounts

The following is a summary of the activity in the allowance for doubtful accounts during the last three fiscal years (in thousands):

	Beginning of Year Balance	Provision for Bad Debts	Write-Offs	Other	End of Year Balance
Fiscal 2000	$1,781	$1,214	$(1,116)	$644	$2,523
Fiscal 2001	2,523	2,261	(2,082)	754	3,456
Fiscal 2002	3,456	1,100	(2,822)	—	1,734

We establish reserves for customer receivable balances when we believe it is probable that we will not collect those receivables. We include the related provision for bad debts in general and administrative expenses.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Property and Equipment

Property and equipment consist of the following:

	September 30,
	2001	2002
	(in thousands)
Furniture and fixtures	$970	$930
Computer equipment	14,029	13,379
Leasehold improvements	782	911

	15,781	15,220
Accumulated depreciation and amortization	(11,274)	(11,624)

	$4,507	$3,596

During fiscal 2001 and fiscal 2002, we disposed of some of our computer equipment, furniture and fixtures and leasehold improvements. In fiscal 2001, the assets disposed had a net book value of $173,000, which we recorded as a loss. In fiscal 2002, the assets we disposed of had a book value of $65,000, which we also recorded as a loss.

7.    Computer Software Costs

Computer software costs consist of the following:

	September 30,
	2001	2002
	(in thousands)
Computer software development costs	$35,777	$39,529
Accumulated amortization	(20,257)	(24,936)

Net book value	15,520	14,593

Computer software translation costs	18,132	19,988
Accumulated amortization	(16,487)	(18,033)

Net book value	1,645	1,955

Purchased software costs	1,439	1,491
Accumulated amortization	(977)	(1,300)

Net book value	462	191

Computers software costs, net	$17,627	$16,739

8.    Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

	September 30,
	2001	2002
	(in thousands)
Goodwill	$47,093	$46,415
Installed customer base and affiliate network	7,934	7,934
Tradenames and trademarks	856	856

	55,883	55,205
Accumulated amortization	(47,389)	(48,149)

	$8,494	$7,056

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Throughout fiscal 2001, the U.S. economy entered a recession, as did the economies of other countries in which we operate. The continuing recession adversely affected capital expenditures and software licensing activity, particularly in the manufacturing sector of the economy to which we sell our software and services. As a result, the revenue and profit realized from the acquisitions we made in fiscal 2000 were less than originally anticipated, and as a result, the estimated fair value of the assets acquired in fiscal 2000 declined.

Based on these circumstances, in the fourth quarter of fiscal 2001 we assessed the recoverability of our goodwill and intangible assets pursuant to Statement of Accounting Financial Standard No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” We reviewed the identifiable undiscounted future cash flows including the estimated residual value to be generated by the assets to be held and used by the businesses acquired in fiscal 2000 at their asset grouping level. These cash flows were below the carrying value of the assets recorded. Consequently, we recognized an impairment as accelerated amortization of $26.0 million, the amount by which the carrying value of these assets and the related goodwill exceeded their estimated value using the discounted cash flow method.

We adopted SFAS 142, “Goodwill and Other Intangible Assets” on October 1, 2001. Accordingly, we discontinued periodic amortization of goodwill. Goodwill will be assessed annually for impairment by applying a fair-value-based test. Additionally, the standard requires a transitional impairment test during the period of adoption. Based on the transitional impairment test completed on March 31, 2002, we did not record an impairment charge for goodwill as of that date.

During fiscal 2000 and fiscal 2001, we recorded $7.0 million and $35.1 million in amortization of goodwill. The impact of amortization of goodwill on net income for the years ended September 30, 2000 and September 30, 2001 was as follows (in thousands, except per share data):

	Fiscal Year Ended September 30, 2000	Fiscal Year Ended September 30, 2001
Reported net income (loss)	$(17,721)	$(26,960)
Add back:
Goodwill amortization	6,959	35,121

Net income excluding goodwill amortization	$(10,762)	$8,161

Basic net income (loss) per common share:
Reported net income (loss)	$(0.99)	$(1.48)
Add back:
Goodwill amortization	0.39	1.93

Net income excluding goodwill amortization	$(0.60)	$0.45

Weighted average number of common shares outstanding (basic)	17,896	18,223

Diluted net income (loss) per common share:
Reported net income (loss)	$(0.99)	$(1.33)
Add back:
Goodwill amortization	0.39	1.73

Net income excluding goodwill amortization	$(0.60)	$0.40

Weighted average number of common shares outstanding (diluted)	17,896	20,274

Intangible assets, other than goodwill, that have finite useful lives will continue to be amortized over their estimated useful lives. Our intangible assets consist principally of tradenames, trademarks, and installed customer

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

base and affiliate network, and all are considered to have finite lives. The gross carrying amount of intangible assets as of September 30, 2002 was $8.8 million with a balance of $5.4 million in accumulated amortization.

Amortized Intangible Assets (in thousands):

	As of September 30, 2002
	Gross Carrying Amount	Accumulated Amortization	Net Amount
Installed customer base and affiliate network	$7,934	$4,602	$3,332
Tradenames and trademarks	856	821	35

Total	$8,790	$5,423	$3,367

The weighted average amortization lives of the installed customer base and affiliate network and of the tradenames and trademarks is 13 years and 10 years, respectively.

Aggregate Amortization Expense (in thousands):

Twelve Months Ended September 30, 2002
Aggregate amortization expense	$760

Estimated Amortization Expense for the Fiscal Years Ended (in thousands):
September 30, 2003	$709
September 30, 2004	$673
September 30, 2005	$673
September 30, 2006	$673
September 30, 2007	$470

In March 2002, certain tax liabilities, deferred tax assets, and net operating losses from the acquisition of Pivotpoint were adjusted to reflect current estimates based on the settlement of an IRS exam, and pursuant to SFAS No. 109, “Accounting for Income Taxes,” goodwill was adjusted downward by $678,000 as of March 31, 2002. At September 30, 2002, the remaining balance of goodwill net of accumulated amortization was $3.7 million.

Changes in Goodwill for the Twelve Months Ended September 30, 2002:
Balance as of September 30, 2001	$4,367
Change in estimate of pre-acquisition Pivotpoint income tax liabilities	(678)

Balance as of September 30, 2002	$3,689

9.    Long-Term Debt and Revolving Credit Facility

In fiscal 2000, in conjunction with our acquisition of Pivotpoint, we borrowed $40.0 million under the term loan portion of a bank credit facility to finance a portion of the purchase price. The term loan required us to make quarterly principal repayments in various amounts and was scheduled to mature on December 31, 2002.

On April 26, 2002, we entered into a new secured revolving credit facility, which provides for a revolving credit line of up to $10.0 million. On that date, we borrowed $8.4 million under the new revolving credit facility

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to repay the remaining balance of the term loan under our previous bank credit facility, and we terminated the previous bank credit facility. At the time of refinancing, the balance of the unamortized debt issuance costs relating to our original term loan was $491,000. We wrote down the remaining balance of debt issuance costs, net of income tax benefit of $173,000, and classified the write-down as an extraordinary item in our consolidated statement of operations in accordance with SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” We have not historically required debt financing for operating purposes and do not anticipate requiring debt financing for such purposes in the foreseeable future. The write-down met the criteria for classification as extraordinary since the early termination of the bank credit facility was determined to be an event that is both infrequent and unusual. We repaid the entire $8.4 million on the new secured revolving credit facility during fiscal 2002. In conjunction with the new revolving credit facility, we capitalized $132,000 of debt issue costs and are amortizing such costs over the life of the revolving credit facility.

Our new revolving credit facility matures on April 24, 2003 and may be extended for an additional 364-day term at our request and at the discretion of the bank. We may make voluntary prepayments of the revolving loans without premium or penalty, and all outstanding unpaid principal on the revolving loans will mature on April 24, 2003 but may be extended if the credit facility is extended. At our option, the interest rates for the revolving credit facility are either adjusted LIBOR plus 2.50% per year or the defined base rate plus 1.00% per year. The base rate is the higher of the defined prime rate or the federal funds rate plus one-half of one percent. Substantially all of our domestic assets are pledged as collateral for any obligations under the new revolving credit facility. Additionally, all of our domestic subsidiaries have guaranteed the repayment of our obligations under the revolving credit facility.

The revolving credit facility contains covenants, which among other things, require us to maintain specific financial ratios and impose limitations or prohibitions on us with respect to:

•	incurrence of additional indebtedness outside the facility, liens and capital leases;

•	the payment of dividends on and the redemption or repurchase of our capital stock;

•	acquisitions and investments;

•	mergers and consolidations; and

•	the disposition of any of our properties or assets outside the ordinary course of business.

10.    Financial Instruments

The bank credit facility required us to enter into an interest rate protection arrangement. Accordingly, during fiscal 2000, we entered into an interest rate swap arrangement with a bank. The purpose of the interest rate swap arrangement was to reduce our exposure to interest rate fluctuations by converting variable rate interest payments to fixed rate interest payments on a portion of the outstanding balance under our term loan. Under the terms of the interest rate swap arrangement; we paid the bank a fixed rate of 7.00% on a decreasing notional principal amount in exchange for a variable rate payment based on three-month LIBOR. The hedge expired on December 31, 2001. Upon adoption of SFAS No. 133, we determined that the interest rate swap was an effective hedge and recorded the hedge as a liability of $69,000 on our balance sheet. At September 30, 2001 and 2002, the hedge had a liability of $100,000 and $0, respectively. We recognized no gain or loss related to this swap during fiscal 2001 and 2002. Because this swap was considered an effective hedge, we recorded a change in accumulated other comprehensive loss of $(62,000), net of income taxes, for fiscal 2001 and $62,000, net of income taxes, for fiscal 2002. Accumulated other comprehensive loss is presented as a separate component of shareholders’ equity on our consolidated balance sheet.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	September 30,
	2001	2002
	(in thousands)
Accrued commissions and royalties	$15,049	$14,210
Accrued income taxes payable	6,742	4,179
Accrued payroll and related expenses	4,563	3,431
Other	3,613	3,267

	$29,967	$25,087

Accrued payroll and related expenses include $1.5 million and $1.6 million for compensated absences as of September 30, 2001 and 2002.

12.    Income Taxes

The components of income tax expense (benefit) before extraordinary item are as follows:

	Fiscal Years Ended September 30,
	2000	2001	2002
	(in thousands)
Federal:
Current	$(935)	$167	$(2,111)
Deferred	(5,377)	3,288	1,268

	(6,312)	3,455	(843)

State:
Current	91	107	406
Deferred	(547)	329	127

	(456)	436	533

Foreign:
Current	529	642	290
Deferred	—	—	—

	529	642	290

	$(6,239)	$4,533	$(20)

The reconciliation of aggregate tax expense (benefit) per the consolidated statement of operations is as follows:

	Fiscal Years Ended September 30,
	2000	2001	2002
	(in thousands)
Income tax expense (benefit)	$(6,239)	$4,533	$(20)
Income tax (benefit) related to extraordinary item	—	—	(173)

	$(6,239)	$4,533	$(193)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of income (loss) from domestic and foreign operations before income tax expense (benefit) are as follows:

	Fiscal Years Ended September 30,
	2000	2001	2002
	(in thousands)
Domestic	$(23,995)	$(21,579)	$14,950
Foreign	35	(848)	(911)

	(23,960)	(22,427)	14,039
Extraordinary item—domestic	—	—	(491)

	$(23,960)	$(22,427)	$13,548

The actual income tax expense (benefit) before extraordinary item differs from the expected income tax expense (benefit) calculated by applying the federal statutory rate of 35.0% to income before income tax expense (benefit) and extraordinary item as follows:

	Fiscal Years Ended September 30,
	2000	2001	2002
	(dollars in thousands)
Expected income tax expense (benefit) at the domestic federal statutory rate	$(8,406)	$(7,849)	$4,914
State income taxes, net of federal income tax benefit	(417)	283	346
Foreign income tax rate differential	529	785	589
Tax credits utilized	(456)	(293)	(263)
Permanent differences arising from acquisitions	2,618	11,619	(350)
Resolution of certain federal income tax uncertainties	—	—	(5,000)
Other	(107)	(12)	(256)

	$(6,239)	$4,533	$(20)

Effective income tax expense (benefit) rates	(26.0)%	20.2%	(0.1)%

The aggregate effective income tax benefit rate for fiscal 2002, including the extraordinary item, is (1.4)%.

The effective tax rates before extraordinary item for fiscal 2000 and 2001 differ from the statutory federal rate of 35.0% principally due to the effect of amortization of goodwill and other intangible assets that are not deductible for income tax purposes. We amortized a significant portion of the goodwill and other intangible assets related to our acquisitions during fiscal 2000 and 2001. We adopted SFAS No. 142, “Goodwill and Other Intangible Assets” as of October 1, 2001 and therefore will not be amortizing the remaining portion of goodwill. The effective tax rate for fiscal 2002 differs from the statutory federal income tax rate of 35.0% principally due to a $5.0 million benefit that we recorded during the third quarter. This tax benefit resulted from changes in income taxes payable during the quarter due to the resolution of federal income tax uncertainties related to tax net operating losses (NOLs) retained by us in connection with the 1997 separation of Marcam Corporation into two companies. Accordingly, we recorded this income tax benefit and a corresponding decrease to income taxes payable. We still retain additional favorable income tax attributes in connection with the 1997 separation of Marcam Corporation into two companies, and we may realize additional future income tax benefits related to these tax attributes in future periods if and when they become certain. Additionally, the impact of state and foreign income taxes and the adjustment of goodwill of Pivotpoint created differences from the expected income

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

tax expense (benefit) calculated by applying the federal statutory rate to our income before income tax expense (benefit) and extraordinary item.

Significant components of our deferred tax assets and liabilities are as follows:

	September 30,
	2001	2002
	(in thousands)
Deferred tax assets:
Deferred license and services revenue	$8,182	$6,921
Federal and state net operating loss carryforwards	4,001	3,477
Tax credits	4,275	4,398
Reserves and accruals	1,549	2,332
Allowance for doubtful accounts	1,424	584
Other	406	612

Total deferred tax assets	19,837	18,324

Deferred tax liabilities:
Deferred royalties and commissions	(4,386)	(4,106)
Computer software costs	(3,829)	(3,658)
Other	(117)	(450)

Total deferred tax liabilities	(8,332)	(8,214)

Net deferred tax assets	$11,505	$10,110

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that we will realize some or all of the deferred tax assets. Accordingly, we have recorded deferred tax assets at the amount we believe is more likely than not to be realized.

At September 30, 2001 and 2002, we had federal net operating loss carryforwards of $10.4 million and $9.0 million and research and experimentation and other credit carryforwards of $4.3 million and $4.4 million. The net operating losses and tax credits at September 30, 2002 expire between fiscal 2003 and fiscal 2020. The utilization of a significant portion of the net operating losses and tax credits is limited on an annual basis due to various changes in ownership of both MAPICS and Pivotpoint. We do not believe that these limitations will significantly impact our ability to utilize the net operating losses and tax credits before they expire.

In March 2002, the Internal Revenue Service completed its examination of the Pivotpoint income tax returns for tax years 1992 through 1995. As a result of this examination, we paid income taxes of approximately $190,000 plus accrued interest. The examination did not have a significant effect on our net operating loss carryforwards or other tax credit carryforwards.

13.    Commitments and Contingencies

We lease office space and equipment under operating leases, some of which contain renewal options and generally requires us to pay insurance, taxes and maintenance. The lease on our headquarters building includes scheduled base rent increases over the term of the lease. We charge to expense the total amount of the base rent payments using the straight-line method over the term of the lease. In addition, we pay a monthly allocation of the building’s operating expenses. We have recorded a deferred credit to reflect the excess of rent expense over

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cash payments since inception of the lease in March 1999. Total rental expense under all operating lease agreements was $5.1 million, $4.1 million and $3.6 million in fiscal 2000, fiscal 2001, and fiscal 2002. We recorded $242,000 in sub-lease income receipts in fiscal 2001 and $678,000 in fiscal 2002.

Future minimum lease payments and sub-lease receivables under noncancelable operating leases having initial or remaining lease terms longer than one year as of September 30, 2002 were as follows (in thousands):

	Gross Rent	Sublease Rental Income	Net Amount
Fiscal Years Ending September 30:
Operating Leases
2003	$3,295	$648	$2,647
2004	2,943	636	2,307
2005	2,537	645	1,892
2006	2,527	383	2,144
2007	2,815	—	2,815
Thereafter	—	—	—

Total	$14,117	$2,312	$11,805

Litigation

From time to time, we are involved in legal proceedings incidental to the conduct of our business. The outcome of these claims cannot be predicted with certainty. We do not believe that the legal matters to which we are a party are likely to have a material adverse effect on our results of operation or financial condition.

14.    Shareholders’ Equity and Stock-Based Compensation Plans

Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share.

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund future development and growth, the operation of our business, and the repayment of any amounts outstanding under our bank credit facility. Additionally, covenants in our revolving credit facility limit the payment of cash dividends and treasury stock repurchases.

Preferred Stock

Of the 1,000,000 authorized shares of preferred stock:

•	one share has been designated as series A preferred stock;

•	one share has been designated as series B preferred stock;

•	one share has been designated as series C preferred stock;

•	225,000 shares have been designated as series D convertible preferred stock;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	100,000 shares have been designated as series E convertible preferred stock; and

•	30,000 shares have been designated as series F junior participating preferred stock.

As of September 30, 2001 and 2002, we had outstanding 125,000 shares of series D convertible preferred stock and 49,999 shares of series E convertible preferred stock. For information regarding the series F junior participating preferred stock, see “Rights Plan.”

Each share of series D convertible preferred stock and series E convertible preferred stock is convertible at any time at the option of the holder into 10 shares of common stock, subject to adjustment in the event of our liquidation or dissolution as defined in the preferred stock agreements. The holders of convertible preferred stock are generally entitled to vote on an as converted basis and are entitled to receive dividends at the same rate as dividends are paid with respect to common stock. If at any time after September 30, 1998, for a period of not less than 30 consecutive trading days, the market value of our common stock exceeds $30.14 per share, we may effect the mandatory conversion of all then outstanding shares of series D convertible preferred stock into shares of common stock. Likewise, if at any time after July 23, 1999, for a period of not less than 30 consecutive trading days, the market value of our common stock exceeds $30.14 per share, we may effect the mandatory conversion of all then outstanding shares of series E convertible preferred stock into shares of common stock.

Upon any event of our liquidation or dissolution, we must pay holders of convertible preferred, before any distribution is made upon stock ranking junior to the convertible preferred stock, the greater of 1) $75.36 per share plus an amount per share equal to any dividends declared but unpaid on the convertible preferred stock or 2) such amounts per share as would have been payable had each share been converted to common stock.

Warrants

In May 1994, in connection with the sale of subordinated notes, we issued warrants to purchase an aggregate of 526,309 shares of common stock at an exercise price of $6.50, as adjusted from time to time. We refer to these warrants as the sub debt warrants. These sub-debt warrants were exercisable during the period commencing June 30, 1994 and ending April 30, 2001. The sub-debt warrants expired unexercised on April 30, 2001.

In July 1996, in connection with the issuance and sale of the series E convertible preferred stock, we issued and sold warrants to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $11.53, as adjusted from time to time. The series E warrants are exercisable at any time during the period commencing July 23, 1996 and ending July 23, 2003.

Rights Plan

We have a shareholder rights plan under which we declared a dividend of 1) one preferred stock purchase right, or a “right,” for each outstanding share of common stock, and 2) a number of rights for each outstanding share of convertible preferred stock equal to the number of shares of common stock issuable upon conversion of that convertible preferred stock. Each right entitles holders to purchase one one-thousandth of a share, or a “unit,” of series F junior participating preferred stock at an exercise price of $60.00 per unit, subject to adjustment. The rights become exercisable for common stock only under specific circumstances and in the event of particular events relating to a change in control of us. Under specific circumstances pursuant to the rights plan, we may redeem the rights. The rights expire on December 16, 2006, unless redeemed or exchanged earlier. The rights have an anti-takeover effect, in that they would cause substantial dilution to a person or group that acquires a significant interest in us on terms not approved by our board of directors.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation Plans

At September 30, 2002, we had five stock option plans and an employee stock purchase plan, described below.

The 1998 Long-Term Incentive Plan.    The MAPICS, Inc. 1998 Long-Term Incentive Plan, or 1998 LTIP, allows us to issue up to 4,500,000 shares of common stock through various stock-based awards to our directors, officers, employees and consultants, including an additional 1,500,000 shares authorized in fiscal 2000 and an additional 1,000,000 shares authorized in fiscal 2002. The stock-based awards can be in the form of (a) incentive stock options, or ISOs, or non-qualified stock options; (b) stock appreciation rights; (c) performance units; (d) restricted stock; (e) dividend equivalents; and (f) other stock based awards. In general, the exercise price specified in the agreement relating to each ISO granted under the 1998 LTIP is required to be not less than the fair market value of the common stock as of the date of grant.

During fiscal 2000, fiscal 2001, and fiscal 2002, we granted 53,000, 94,000, and 3,610 shares of restricted stock to some of our employees under the 1998 LTIP. Restricted stock are shares of common stock that we granted outright without cost to the employee. The shares, however, are restricted in that they may not be sold or otherwise transferred by the employee until they vest, generally after the end of three years. If the employee is terminated prior to the vesting date for any reason other than death or retirement, the restricted stock generally will be forfeited and the restricted stock will be returned to us. After the shares have vested, they become unrestricted and may be transferred and sold like any other shares of common stock.

We recognize compensation expense over the vesting period based on the fair value on the grant date. Unearned restricted stock compensation, which represents compensation expense attributable to future periods, is presented as a separate component of shareholders’ equity. During fiscal 2000, fiscal 2001, and fiscal 2002, we recognized compensation expense, including the effect of forfeitures, of $(15,000), $261,000, and $185,000 related to restricted stock awards.

The Directors Plan.    The MAPICS, Inc. 1998 Non-Employee Director Stock Option Plan allows us to issue non-qualified stock options to purchase up to 460,000 shares of common stock to eligible members of the board of directors who are neither our employees nor our officers, including an additional 150,000 shares authorized in fiscal 2002. In general, the exercise price specified in the agreement relating to each non-qualified stock option granted under the Directors Plan is required to be the fair market value of the common stock at the date of grant. Subject to specific provisions, stock options granted under the Directors Plan become exercisable in various increments over a period of one to four years, provided that the optionee has continuously served as a member of the board of directors through the vesting date. The stock options granted under the Directors Plan expire ten years from the date of grant.

The Directors Incentive Plan.    The 1998 Non-Employee Directors Stock Incentive Plan provides for the issuance of common stock, deferred rights to receive common stock and non-qualified stock options to purchase up to 160,000 shares of common stock to eligible members of the board of directors who are neither our employees nor our officers, including an additional 100,000 shares authorized in fiscal 2002. During fiscal 2000, fiscal 2001, and fiscal 2002, we issued 4,404, 12,033, and 7,751 shares of common stock under the Directors Incentive Plan.

The 1987 Plan.    Prior to its expiration on December 31, 1996, the Marcam Corporation 1987 Stock Plan allowed us to grant ISOs to our employees and non-qualified stock options and stock awards to our officers, employees and consultants. In general, the exercise price specified in the agreement relating to each ISO granted under the 1987 Plan was required to be not less than the fair market value of the common stock as of the date of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

grant. Subject to specific provisions, stock options granted under the 1987 Plan were fully exercisable on the date of grant or became exercisable thereafter in installments specified by the board of directors. The stock options granted under the 1987 Plan expire on dates specified by the board of directors not to exceed a period of ten years from the date of grant.

The 1994 Plan.    Prior to its discontinuation in February 1998, the Marcam Corporation 1994 Stock Plan allowed us to grant ISOs to our employees and non-qualified stock options and stock awards to our officers, employees and consultants. In general, the exercise price specified in the agreement relating to each ISO granted under the 1994 Plan was required to be not less than the fair market value of the common stock as of the date of grant. The 1994 Plan required non-qualified stock options to be granted with an exercise price that was not less than the minimum legal consideration required under applicable state law. Subject to specific provisions, stock options granted under the 1994 Plan were fully exercisable on the date of grant or became exercisable after the date of grant in installments specified by the board of directors. The stock options granted under the 1994 Plan expire on dates specified by the board of directors not to exceed a period of ten years from the date of grant.

The 2000 ESPP.    The MAPICS, Inc. 2000 Employee Stock Purchase Plan, or 2000 ESPP, was approved during fiscal 2000 and provides that we are authorized to issue up to 500,000 shares of common stock to our full-time employees, nearly all of whom are eligible to participate. The 2000 ESPP is a qualified plan under Section 423 of the Internal Revenue Code. Under the terms of the 2000 ESPP, employees, excluding those owning 5 percent or more of the common stock, can choose every six months to have up to 10 percent of their base and bonus earnings withheld to purchase common stock, subject to limitations. The purchase price of the common stock is 85 percent of the lower of its beginning-of-period or end-of-period market price.

Under the 2000 ESPP, we sold 118,485 and 79,750 shares of common stock to employees during fiscal 2001 and fiscal 2002. At September 30, 2001 and 2002, we had available 381,515 and 301,765 shares for issuance under the 2000 ESPP. The 2000 ESPP expires on December 31, 2007.

The 1998 ESPP.    The MAPICS, Inc. 1998 Employee Stock Purchase Plan, or 1998 ESPP, was discontinued in June 2000 when it was replaced by the 2000 ESPP. Its terms were substantially similar to those of the 2000 ESPP. We sold 63,755 shares of common stock to employees during fiscal 2000 under the 1998 ESPP.

Additional Stock Option Grants.    During prior fiscal years, the board of directors authorized the issuance of stock options to purchase 25,260 shares of common stock, which we granted outside of the existing stock option plans.

Except for the look-back options issued under the 2000 ESPP and 1998 ESPP, all stock options granted under our stock-based compensation plans, as well as those stock options granted outside our stock-based compensation plans, were granted at exercise prices not less than the fair market value of the common stock at the date of grant.

MAPICS, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reflects the activity and historical weighted average exercise prices of our stock options for the periods from September 30, 1999 through September 30, 2002.

	Number of Shares Under Options	Weighted Average Exercise Price($)
Balance as of September 30, 1999	3,605,437	10.76
Granted	1,835,609	11.86
Exercised	(288,929)	9.38
Canceled/expired	(403,737)	11.96

Balance as of September 30, 2000	4,748,380	11.22
Granted	875,946	5.03
Exercised	(29,500)	4.34
Canceled/expired	(899,664)	12.91

Balance as of September 30, 2001	4,695,162	9.78
Granted	976,547	7.32
Exercised	(42,750)	4.05
Canceled/expired	(358,843)	11.46

Balance as of September 30, 2002	5,270,116	9.25

The following tables summarize information about the stock options outstanding at September 30, 2002:

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 3.56–5.28	772,351	7.7	$3.99	388,151	$4.15
5.50–8.25	1,999,661	8.0	6.93	510,686	7.44
8.44–12.63	1,413,866	4.8	10.05	1,292,191	10.06
12.88–18.44	995,863	5.9	15.74	685,313	15.80
19.53–22.50	88,375	6.3	21.97	64,200	22.02

	5,270,116			2,940,541

	At September 30,
	2000	2001	2002
Shares available for option grant under all option plans	1,007,960	510,066	917,758
Shares available for grant under Employee Stock Purchase Plans	500,000	381,515	301,765

Total	1,507,960	891,581	1,219,523

Pro Forma Information

We apply APB Opinion No. 25 and related interpretations in accounting for our stock option plans and employee stock purchase plan and have adopted the disclosure-only provisions of SFAS No. 123. In general, we have not recognized compensation expense for stock options granted to our directors, officers or employees

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under our stock-based compensation plans. If we did recognize compensation cost for stock options issued to our directors, officers and employees as prescribed in SFAS No. 123, we would have reduced or increased our net income (loss), net income (loss) per common share (basic) and net income (loss) per common share (diluted) as follows (in thousands, except per share data):

	Fiscal Years Ended September 30,
	2000	2001	2002
Net income (loss)	$(17,721)	$(26,960)	$13,741
Pro forma effect of SFAS No. 123	(2,653)	(3,202)	(3,045)

Pro forma net income (loss)	$(20,374)	$(30,162)	$10,696

Basic net income (loss) per common share	$(0.99)	$(1.48)	$0.75
Pro forma effect of SFAS No. 123	(0.14)	(0.17)	(0.17)

Pro forma basic net income (loss) per common share	$(1.13)	$(1.65)	$0.58

Diluted net income (loss) per common share	$(0.99)	$(1.48)	$0.67
Pro forma effect of SFAS No. 123	(0.14)	(0.17)	(0.15)

Pro forma diluted net income (loss) per common share	$(1.13)	$(1.65)	$0.52

We estimated the fair value of the options granted under the stock option plans at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Years Ended September 30,
	2000	2001	2002
Weighted average grant date fair value of options	$8.28	$3.34	$4.42
Dividend yield	0%	0%	0%
Expected volatility	83%	82%	71%
Risk-free interest rate	6.35%	4.67%	4.49%
Expected life of options	5 years	5 years	5 years

We estimated the fair value of the look-back options granted under the 2000 ESPP and 1998 ESPP at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Years Ended September 30,
	2000	2001	2002
Weighted average grant date fair value of options	$2.80	$2.07	$1.62
Dividend yield	0%	0%	0%
Expected volatility	83%	82%	49%
Risk-free interest rate	6.15%	5.87%	2.73%
Expected life of options	6 months	6 months	6 months

Treasury Stock

On July 31, 2002, we announced that our Board of Director’s approved a plan to repurchase our outstanding common stock up to $10 million in light of our stock price and liquidity position. Purchases will be made from time to time, depending on market conditions, in private transactions as well as in the open market at prevailing market prices. During fiscal 2002, we repurchased 8,900 shares of stock for $54,000. These shares will be available for general corporate purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    Employee Benefit Plans

Retirement Plan

We have a defined contribution 401(k) retirement plan covering substantially all of our employees in the United States. Under this plan, eligible employees may contribute a portion of their salary until retirement. We match a portion of the employees’ contributions and pay the administration costs of the plan. We incurred total expenses under this plan of $854,000, $845,000, and $867,000 in fiscal 2000, fiscal 2001, and fiscal 2002.

Group Medical Plan

We have a self-insured group medical plan to which both we, and eligible employees are required to make contributions. The plan is administered by a third party who reviews all claims filed and authorizes the payment of benefits. We expense medical claims as they are incurred, and we recognize a liability for claims incurred but not reported. As of September 30, 2001 and 2002, we had a reserve of $313,000 and $320,000 for medical claims.

16.    Operating Segments and Geographic Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” defines operating segments as components of an enterprise about which separate financial data are available and are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker, for this purpose, is our president and chief executive officer who acts with the support of other executive officers and vice presidents. For fiscal 2000, fiscal 2001, and fiscal 2002, we had primarily one operating segment that provides software and services to manufacturing enterprises worldwide. Our principal administrative, marketing, product development and support operations are located in the United States. Areas of operation outside of the United States include Europe, the Middle East, Africa, Latin America, Asia Pacific, and Canada.

We regularly prepare and evaluate separate financial information for each of our principal geographic areas, including 1) North America, 2) EMEA, and 3) LAAP. In evaluating financial performance, we focus on operating profit as a measure of a geography’s profit or loss. Operating profit for this purpose is income before interest, taxes and allocation of some corporate expenses. We include our corporate division in the presentation of reportable segment information because some of the income and expense of this division are not allocated separately to the operating segments. We generally do not evaluate assets by geography, except for accounts receivable.

The following tables include financial information related to our geographic areas (in thousands):

	North America	EMEA	LAAP	Corporate	Total
Fiscal 2000 :
Revenue from unaffiliated customers	$89,776	$20,987	$7,913	$—	$118,676
Income (loss) from operations	9,828	1,021	(973)	(31,951)	(22,075)
Interest income					1,032
Interest expense					(2,917)

Loss before income tax expense (benefit)					$(23,960)

Depreciation and amortization	$9,376	$222	$94	$7,739	$17,431
Accounts receivable, net (at year end)	$26,604	$5,225	$3,345	$46	$35,220

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	North America	EMEA	LAAP	Corporate	Total
Fiscal 2001
Revenue from unaffiliated customers	$106,897	$22,865	$8,389	—	$138,151
Income (loss) from operations	18,184	4,921	(1,678)	(41,755)	(20,328)
Interest income					786
Interest expense					(2,885)

Loss before income tax expense (benefit)					$(22,427)

Depreciation and amortization	$9,054	$210	$139	$36,249	$45,652
Accounts receivable, net (at year end)	$28,099	$3,067	$3,246	$—	$34,412

Fiscal 2002
Revenue from unaffiliated customers	$97,376	$21,918	$9,005	$—	$128,299
Income (loss) from operations	17,491	5,010	1,214	(9,076)	14,639
Interest income					519
Interest expense					(1,119)

Loss before income tax expense (benefit)					$14,039

Depreciation and amortization	8,530	182	117	760	$9,589
Accounts receivable, net (at year end)	$19,454	$2,398	$3,576	$—	$25,428

The information presented above may not be indicative of results if the geographic areas were independent organizations. No single customer accounts for more than 5% of our revenue. We eliminate transfers between geographic areas in the preparation of the consolidated financial statements.

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Revenue from unaffiliated customers:
United States	$80,850	$103,809	$92,423
Foreign countries	37,826	34,342	35,876

	$118,676	$138,151	$128,299

Long-lived assets:
United States	$5,109	$3,853	$3,051
Foreign countries	964	654	545

	$6,073	$4,507	$3,596

No single foreign country had a material portion of total revenue from unaffiliated customers or total long-lived assets. Long-lived assets consist of property and equipment, net of accumulated depreciation.

17.    Supplemental Disclosure of Cash Flow Information

Payments for Income Taxes and Interest

In fiscal 2000 and fiscal 2002, we made cash payments for income taxes, net of income tax refunds, of $328,000 and $617,000. In fiscal 2001, we received cash refunds of income taxes, net of income tax payments, of $1.6 million. In fiscal 2000, fiscal 2001, and fiscal 2002 we made cash payments for interest of $1.9 million, $3.1 million, and $575,000.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Non-cash Investing and Financing Activities

Non-cash investing and financing activities are summarized below (in thousands):

	Fiscal Years Ended September 30,
	2000	2001	2002
Liabilities and debt assumed in acquisition	$15,314	$—	$—
Restricted common stock issued in an acquisition	1,931	—	—
Expense for stock-based awards	270	337	—
Tax benefit associated with the exercise of stock options and stock awards	581	32	137
Decrease in deferred tax assets from settlement of pre-acquisition contingencies	—	—	258

18.    Subsequent Event

On November 25, 2002, we announced that we had entered into a definitive merger agreement pursuant to which we will acquire Frontstep. Pursuant to the terms of the merger agreement, shareholders of Frontstep, including holders of Frontstep’s Series A Convertible Participating Preferred Stock, will receive, in the aggregate, 4.2 million shares of MAPICS common stock in exchange for all of the outstanding Frontstep shares and the assumption by MAPICS of up to $21.5 million of Frontstep’s debt as well as certain outstanding stock options and warrants. Frontstep shareholders will receive approximately 0.30 MAPICS shares for each share of Frontstep common stock held as of the effective time of the merger. Closing, which is expected to occur during the first calendar quarter of 2003, remains subject to certain closing conditions including, but not limited to, regulatory clearance and approval of the acquisition by MAPICS and Frontstep shareholders. In connection with the merger agreement, Frontstep officers, directors and certain shareholders, including all holders of the preferred stock, have entered into agreements to vote shares held by them in favor of the proposed transaction. Pursuant to these voting agreements, shareholders expected to hold a majority of the voting shares of Frontstep common stock as of the record date have committed to vote their shares in favor of the transaction. Under Ohio law, the transaction must be approved by the holders of at least two-thirds of the voting power of Frontstep. The proposed merger is intended to qualify as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code.

MAPICS, Inc. and Subsidiaries

Supplemental Financial Information

Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal 2000:
Total revenue	$30,525	$34,521	$27,931	$25,699	$118,676
Income (loss) before income tax expense (benefit)	4,101	(17,210)	(1,787)	(9,064)	(23,960)
Net income (loss)	$2,522	(12,307)	(1,964)	(5,972)	(17,721)
Net income (loss) per common share (diluted)	$0.13	$(0.69)	$(0.11)	$(0.33)	$(0.99)
Weighted average number of common shares and common equivalent shares outstanding (diluted)	19,781	17,832	18,056	18,096	17,896
Fiscal 2001:
Total revenue	$30,931	$34,995	$37,013	$35,211	$138,151
Income (loss) before income tax expense (benefit)	(1,540)	288	2,807	(23,982)	(22,427)
Net income (loss)	$(1,360)	173	509	(26,282)	(26,960)
Net income (loss) per common share (diluted)	$(0.08)	$0.01	$0.03	$(1.44)	$(1.48)
Weighted average number of common shares and common equivalent shares outstanding (diluted)	18,132	20,270	20,249	18,291	18,223
Fiscal 2002:
Total revenue	$33,293	$33,207	$31,257	$30,542	$128,299
Income (loss) before income tax expense (benefit)	3,022	484	4,321	6,212	14,039
Net income	$1,859	330	7,515	4,037	13,741
Net income per common share (diluted)	$0.09	$0.02	$0.36	$0.20	$0.67
Weighted average number of common shares and common equivalent shares outstanding (diluted)	20,402	20,540	20,596	20,461	20,520

We have experienced fluctuations in our quarterly operating results and anticipate that these fluctuations will continue and may intensify.

During fiscal 2000, we recorded restructuring, acquisition and other items in the second, third and fourth quarters of $16.0 million, $(2.2) million, and $4.4 million. These items consisted of restructuring and acquisition costs of $15.1 million related to the Pivotpoint acquisition and resulting change in product strategy and special costs of $3.1 million from the write-off of non-productive technology-related assets and compensation expense recorded in connection with the acquisition of Pivotpoint.

During the third quarter of fiscal 2001, we recorded a net benefit of restructuring, acquisition and other items of $2.0 million as a result of a settlement agreement with a third party in May 2001 resolving a dispute regarding payment for certain proprietary software and documentation to be re-licensed by us. The settlement was offset by $219,000 of liabilities relating to this software product. Based on changes in circumstances in the fourth quarter of fiscal 2001, we assessed the recoverability of assets recorded, principally as a result of the Pivotpoint acquisition in fiscal 2000. We recognized an impairment of goodwill and certain identifiable intangible assets of $26.0 million as accelerated amortization.

During the second quarter of fiscal 2002, we recorded a restructuring charge of $4.7 million. Additionally, we recorded a $1.0 million benefit related to the settlement of certain escrow claims with former shareholders of Pivotpoint. See Note 4 for a further discussion of this benefit. As discussed in Note 12, we recorded a $5 million tax benefit in the third fiscal quarter related to the resolution of federal income tax uncertainties. In the fourth quarter of fiscal 2002, we reversed a $2.3 million purchase commitment accrual from a technology distribution agreement as the agreement was eliminated. The reversal was recorded as a reduction to general and administrative expenses.

Item 9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

PART III

Item 10.    Directors and Executive Officers of the Registrant

Our board of directors is comprised of six persons and is divided into three classes of two directors each. The shareholders elect the directors in each class for a term of three years and until their successors are elected and qualified. The term of office of one class of directors expires each year at the annual meeting of shareholders, and the shareholders elect a new class of directors each year at that time. Set forth below is information as of September 30, 2002 about each of our six directors.

George A. Chamberlain 3d, age 67, has been a director MAPICS since August 1997. Mr. Chamberlain has been the Chief Financial Officer of Neartek, Inc., an information storage solution company, since October 2001. From January 2001 to June 2001, Mr. Chamberlain was the Chief Financial Officer of MediaMap. From September 1997 to December 2000, Mr. Chamberlain was the Chief Financial Officer of Radnet, Inc., a computer software company. From September 1994 to August 1997, he served as our Chief Financial Officer. During 1993 and 1994, Mr. Chamberlain was an Executive Vice President with Capital Technologies, Inc., a consulting and venture capital company. Mr. Chamberlain retired from Digital Equipment Corporation in 1992 after 23 years of service, where his last position was Vice President of Finance. Mr. Chamberlain’s current term as a director of MAPICS will expire at the 2005 annual meeting of shareholders.

Richard C. Cook, age 55, has been our President and Chief Executive Officer and a member of our board since August 1997. From October 1994 to July 1997, Mr. Cook served as the Senior Vice President and General Manager of our MAPICS Business Group. Mr. Cook served as the President and Chief Executive Officer of MAPICS, Inc., a former subsidiary, from March 1993 to October 1994. Mr. Cook was employed by IBM as Director of its Atlanta Software Development Laboratory from March 1990 to February 1993 and as Director of its Corporate Computer Integrated Manufacturing Project Office from March 1988 to March 1990. Mr. Cook’s current term as a director of MAPICS will expire at the 2005 annual meeting of shareholders.

Edward J. Kfoury, age 64, has been a member of the MAPICS board since May 1993. He was initially appointed to the board of directors as a designee of IBM, but he no longer serves as an IBM designee. Mr. Kfoury served as a division President and as a Vice President of IBM until June 1, 1993, the date of his retirement. Mr. Kfoury is also a director of Dendrite International, Inc. Mr. Kfoury’s current term as a director of MAPICS will expire at the 2004 annual meeting of shareholders.

Julia B. North, age 55, has been a member of the MAPICS board since February 2001. From 1997 to 1999 she served as President and Chief Executive Officer of VSI Enterprises, Inc., a company that designs and manufactures videoconferencing systems. She was employed by BellSouth Telecommunications from 1972 to 1997 in various positions, including President of Consumer Services, Vice President of Customer Services and Marketing, as well as positions in Engineering and Network. Ms. North is currently a director of Winn Dixie, Inc., Acuity Brands, Inc., and Simtrol, Inc. Ms. North’s current term as a director of MAPICS will expire at the 2004 annual meeting of shareholders.

Terry H. Osborne, age 64, has been a member of the MAPICS board since January 1998. Mr. Osborne has been a Special Advisor to General Atlantic Partners LP since October 1997. He served as President and Chief Operating Officer of System Software Associates, Inc., or SSA, a computer software company, from October 1994 to October 1996, the date of his retirement. Prior to joining SSA, he was employed by IBM in various capacities since 1961, including Vice President level positions in both the United States and Europe. Mr. Osborne is a director of Dendrite International, Inc. and Eyretel PLC. Mr. Osborne’s current term as a director of MAPICS will expire at the 2003 annual meeting of shareholders.

H. Mitchell Watson Jr., age 65, has been a member of the MAPICS board and Chairman of the Board of Directors since September 1997. Mr. Watson has served as the President of Sigma Group of America, a consulting company, since June 1992. From January 1989 to June 1992, he was President and Chief Executive Officer of Rolm Co., a telecommunications joint venture of IBM and Siemens AG. In addition, he is a retired Vice President of IBM. Mr. Watson is also a director of Praxair Inc. Mr. Watson’s current term as a director of MAPICS will expire at the 2003 annual meeting of shareholders.

Our officers are elected by and serve at the discretion of the board of directors. Set forth below is information as of September 30, 2002 about our executive officers who are not directors.

Peter E. Reilly, age 58, has been our Chief Operating Officer since January 2001. Mr. Reilly joined MAPICS in April 1999 as Vice President of International Operations. From March 1997 to April 1999, he was the Vice President of Sales and Marketing for Parlance, a speech-recognition software firm, and from 1966 to 1997 he held various sales and marketing positions at IBM.

Michael J. Casey, age 39, has been our Vice President of Finance, Chief Financial Officer, and Treasurer since September 2001. Before joining MAPICS, Mr. Casey served from July 2000 to September 2001 as the Executive Vice President and Chief Financial Officer of iXL Enterprises, Inc., a global internet consulting firm. From December 1999 to July 2000, Mr. Casey was Senior Vice President and Chief Financial Officer of RedCelsius, Inc., an early stage software company. From November 1997 to December 1999, Mr. Casey served as Senior Vice President, Chief Financial Officer and Treasurer for Manhattan Associates, Inc., a publicly traded developer of supply chain software and services. Prior to November 1997, Mr. Casey held senior financial positions with various technology companies.

Martin D. Avallone, age 41, has been our Vice President, General Counsel and Secretary since October 1998. He has also served as our Vice President of Business Development since October 2000. From July 1997 through September 1998, Mr. Avallone was our General Counsel and Secretary. From May 1986 though July 1997, Mr. Avallone held various legal positions within IBM.

Section 16(a) Beneficial Ownership Reporting Compliance

The United States securities laws require our directors, executive officers and any persons who beneficially own more than 10% of our common stock to file with the Securities and Exchange Commission and the Nasdaq Stock Market initial reports of ownership and subsequent reports of changes in ownership. To our knowledge, based solely on a review of the copies of the reports furnished to us and written representations from certain persons that no other reports were required, during fiscal 2002 all of our directors, executive officers and beneficial owners of more than 10% of our common stock made all required filings.

Meetings and Committees of the Board of Directors

The board of directors conducts its business through meetings of the full board and through committees of the board. During the fiscal year ended September 30, 2002, the board of directors held fifteen meetings, the compensation committee held four meetings, the audit committee held seven meetings and the strategic relations committee held five meetings. Each director attended at least 75% of all meetings of the full board of directors and of each committee on which he or she served.

The audit committee retains our independent accountants, reviews with our independent accountants their audit plan, the scope and results of their audit engagement and material written communications such as any management letter or schedule of unadjusted differences. Members also consult with the independent accountants and management with regard to our critical accounting policies and any significant deficiencies in our internal controls as well as review and pre-approve the services of the independent accountants and the range of their audit and non-audit fees. The audit committee also reviews our audited year-end financial statements and discusses them and the audit with our management and our independent accountants. The audit committee also discusses with and receives assurances from our independent accountants regarding their independence from the Company and its management. The audit committee is comprised of George A. Chamberlain 3d (Chairman), Julia B. North and H. Mitchell Watson, Jr.

The compensation committee evaluates and approves the compensation arrangements of senior management and administers and interprets certain employee benefit plans. Administration of our benefit plans includes, among other things, determining which directors, officers and employees will receive awards under the plans, when the awards will be granted, the type of awards to be granted, the number of shares or cash involved in each award, the time when any options granted will become exercisable and, subject to certain conditions, the price and duration of such options. The compensation committee is comprised of Edward J. Kfoury (Chairman), H. Mitchell Watson, Jr. and Terry H. Osborne.

The strategic relations committee reviews certain potential strategic relationships that management is considering. The strategic relations committee is comprised of H. Mitchell Watson (Chairman), Edward J. Kfoury, George A. Chamberlain 3d and Richard C. Cook.

The board of directors as a whole functions as a nominating committee to select management’s nominees for election to the board. The board of directors also will consider nominees recommended by shareholders. For a description of requirements regarding shareholder nominations and other proposals, see “Shareholder Proposals—MAPICS Annual Meeting” in MAPICS’ proxy statement for its 2003 annual meeting of shareholders.

Report of the Audit Committee of the Board of Directors

The audit committee of the MAPICS board of directors is composed of three directors who are independent directors as defined under the rules of The Nasdaq Stock Market, Inc. In addition, each of the committee members is financially literate and the chairman of the committee, who currently serves as the chief financial officer of a technology company and was MAPICS’ chief financial officer from September 1994 to July 1997, has financial management expertise as required by the rules of The Nasdaq Stock Market, Inc. The audit committee operates under a written charter adopted by the board of directors on June 9, 2000 that was included in MAPICS’ proxy statement for its 2001 annual meeting of shareholders.

The audit committee retained our independent accountants and reviewed with the independent accountants their audit plan, the scope and results of their audit engagement and material written communications such as the management letter and the schedule of unadjusted differences. Members also consulted with the independent accountants and management with regard to MAPICS’ critical accounting policies and MAPICS’ internal controls as well as reviewed and pre-approved the services of the independent accountants and the range of their audit and non-audit fees.

The audit committee has reviewed MAPICS’ audited year-end financial statements and discussed them and the audit with MAPICS’ management and the independent accountants. The audit committee also has discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, regarding the independent accountants’ judgments about the quality of the Company’s accounting principles as applied in its financial reporting. In addition, the audit committee has discussed with the independent accountants the accountants’ independence from the Company and its management, including the matters in the written disclosures and the letter provided to the audit committee as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The audit committee has also discussed with the independent accountants the matters required to be reported by the independent accountants under Section 204 of the Sarbanes-Oxley Act of 2002.

Based on the reviews and discussions referenced above, the audit committee has recommended to the board of directors, and the board has approved, that the audited financial statements be included in the Company’s Annual Report on Form 10-K for fiscal 2002 for filing with the Securities and Exchange Commission.

Committee Members:

George A. Chamberlain 3d (Chairman)
H. Mitchell Watson, Jr.
Julia B. North

Audit Fees, Financial Information Systems Design and Implementation Fees, and All Other Fees

PricewaterhouseCoopers LLP has audited our financial statements for fiscal 2002. The aggregate amount of fees and expenses billed and estimated to be billed to us by PricewaterhouseCoopers LLP for fiscal 2002 was approximately $625,000. Of this amount, approximately $465,000 was for the fiscal 2002 audit and reviews of the financial statements included in the three Form 10-Q reports that we filed with the SEC in fiscal 2002 and for work associated with the restatement of the fiscal 2001 Form 10-K and two Form 10-Qs for fiscal 2002. The remaining fees and expenses of approximately $160,000 were for all other services rendered, which consisted of non-audit related services that auditors traditionally provide, such as audits of employee benefit plans and income tax consulting and compliance services. PricewaterhouseCoopers LLP did not provide professional services to us for financial information systems design and implementation in fiscal 2002.The audit committee has considered whether the provision of the non-audit related services is compatible with maintaining PricewaterhouseCoopers LLP’s independence.

Item 11.    Executive Compensation.

Summary of Compensation

The following table summarizes the compensation accrued by us in each of the fiscal years ended September 30, 2000, 2001 and 2002 with regard to Richard C. Cook, our President and Chief Executive Officer, and our other three executive officers whose annual salary and bonus was $100,000 or more for fiscal 2002. We refer to these four executive officers as the “named executive officers.”

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation Awards		All Other Compensation($)(2)
		Salary($)	Bonus($)		Restricted Stock Awards($)(1)	Securities Underlying Options(#)
Richard C. Cook	2002	325,000	154,654		—	100,000	7,045
President and Chief Executive Officer	2001 2000	325,000 276,349	202,662 213,750		100,463 175,313	75,000 75,000	6,945 7,459

Peter E. Reilly (3)	2002	240,000	95,049		—	50,000	7,690
Chief Operating Officer	2001	233,333	87,607		139,663	75,000	7,373
	2000	175,000	143,750		87,656	45,000	7,451

Michael J. Casey (4)	2002	240,000	180,482	(5)	—	50,000	6,598
Chief Financial Officer, Vice President of Finance and Treasurer	2001	14,615	—		—	200,000	—

Martin D. Avallone	2002	173,333	37,886		—	25,000	6,654
Vice President, General Counsel and Secretary	2001 2000	160,000 151,130	52,761 46,135		20,663 59,766	20,000 20,000	5,701 5,948

(1)
The dollar amounts shown in the table represent the fair value of the award on the grant date. The individuals can vote the shares of restricted stock and are eligible for any dividends paid on the stock. As of September 30, 2002, the aggregate number of restricted shares held by the named executive officers and the value of those shares were as follows: Mr. Cook—25,100 shares with a value of $140,560; Mr. Reilly—37,600 shares with a value of $210,560; and Mr. Avallone—6,650 shares with a value of $37,240.

(2)	For fiscal 2002, All Other Compensation for the named executive officers consisted of the following:

	Group Life and AD&D Premiums	Long-Term Disability Premiums	Payments for Non- Participation in Medical Plan	401(k) Match	Total
Mr. Cook	$114	$720	$211	$6,000	$7,045
Mr. Reilly	129	720	841	6,000	7,690
Mr. Casey	28	570	—	6,000	6,598
Mr. Avallone	30	624	—	6,000	6,654

(3)	From April 1999 to February 2001, Mr. Reilly served as our Vice President of International Operations.
(4)	Mr. Casey joined the Company on September 11, 2001 as our Chief Financial Officer, Vice President of Finance and Treasurer.
(5)	Amount includes an annual retention bonus of $100,000. See “—Employment Agreements” below.

Employment Agreements

We are a party to change of control employment agreements with Richard C. Cook, Peter E. Reilly and Martin D. Avallone. We are also a party to a three year employment agreement with Michael J. Casey. Each change of control employment agreement provides that if a change of control occurs during the change of control period, we will employ the executive from the date of the change of control until the third anniversary of that date on the terms set forth in the agreement. “Change of control” is generally defined to mean:

•
the acquisition by any individual, entity or group of beneficial ownership of 25% or more of the combined voting power of our outstanding voting securities entitled to vote in the election of directors;

•	the failure of the individuals who constitute the board of directors as of the date of the change of control employment agreement to continue to constitute at least a majority of the board;

•	the consummation of certain reorganizations, mergers, consolidations, or sales or other dispositions of all or substantially all of our assets; or

•	the approval by our shareholders of our complete liquidation or dissolution.

“Change of control period” is generally defined to mean the period commencing on the date of each change of control employment agreement and ending three years after that date; provided that on each anniversary of a change of control employment agreement, the “change of control period” is automatically extended so as to terminate three years after such anniversary, unless we provide timely notice to the executive that we will not extend the period.

In exchange for an executive’s services under his change of control employment agreement, during the employment period, the executive will: (a) receive an annual base salary that is at least equal to 12 times the highest monthly base salary paid or payable to him during the 12 month period prior to the effective date; (b) be awarded an annual cash bonus that is at least equal to his highest annual bonus for the last three full fiscal years prior to the effective date; and (c) be entitled to participate in the same incentive, savings and retirement plans, practices, policies and programs as our other senior executives, and the executive and his family will receive the same benefits under all of our welfare benefit plans, practices, policies and programs as our other senior executives. In addition, subject to certain limitations, the change of control employment agreement of Mr. Cook provides that if a payment to or for the benefit of Mr. Cook would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Cook will be entitled to receive an additional payment such that after payment by him of all taxes (including, without limitation, such excise tax, income taxes and interest and penalties), he will retain an amount of such additional payment equal to such excise tax.

With respect to the change of control employment agreements, if during the employment period, an executive’s employment is terminated by us other than for cause or disability, or an executive terminates his employment for good reason, then the executive will receive a lump sum cash payment equal to the sum of (1) to the extent unpaid, the executive’s annual base salary through the date of termination; (2) an amount equal to the executive’s annual bonus for the most recently completed fiscal year, reduced pro rata for the number of days remaining in the fiscal year; (3) to the extent unpaid, any compensation previously deferred by the executive and any accrued vacation pay and (4) for Mr. Reilly, two and one-half times the sum of his annual base salary and most recent bonus, for Mr. Avallone, two times the sum of his annual base salary and most recent bonus, and for Mr. Cook, three times the sum of his annual base salary and most recent bonus. In addition, for a period of time after the date of termination, we will continue to provide welfare benefits to the executive and his family, subject to certain limitations, and we will pay or provide any other amounts or benefits required to be paid or provided to the executive under any of our plans, programs, policies, practices or contracts. However, each executive will forfeit his right to receive, or shall repay, the lump sum payment referred to in clause (4) above if, at any time during two years after the date on which his employment terminates, he violates the post-employment restrictive covenants contained in his agreement.

If, during the employment period, an executive’s employment is terminated for cause, we will be obligated to pay the executive’s annual base salary through the termination date, the amount of any deferred compensation owing to the executive and the executive’s other benefits. If an executive voluntarily terminates his employment other than for good reason, we will be obligated to pay the executive his accrued obligations and provide his other benefits. If, during the employment period, an executive dies or becomes disabled, we will be obligated to pay the executive or his estate a lump sum payment for the executive’s accrued obligations and shall provide the executive’s other benefits. In addition, each executive’s agreement provides that the executive is not required to seek other employment or take other actions to mitigate amounts payable, and such amounts will not be reduced if the executive obtains other employment following the termination of his employment with us.

Each executive’s agreement also provides that for a two-year period following the termination of his employment, the executive may not disclose or otherwise use any of our confidential information, solicit or induce any of our employees to terminate their employment, solicit our customers for the purpose of selling competing services to such customers or engage in the provision of competing services within the State of Georgia.

On September 11, 2001, we entered into a three-year employment agreement with Mr. Casey. Under the terms of the agreement, Mr. Casey is entitled to a defined annual base salary, an annual variable incentive bonus, and a defined retention bonus which is to be paid on each of the first three anniversaries of the effective date. In addition, Mr. Casey was granted an option to acquire shares of our stock pursuant to the terms of our 1998 Long Term Incentive Plan, which shares vest in equal installments over a four year term.

In accordance with the agreement, if Mr. Casey’s employment is terminated by us other than for cause, death or disability or terminated by Mr. Casey for good reason, Mr. Casey shall be entitled to receive a) his accrued obligations, b) any unpaid retention bonuses remaining, c) an amount equal to 50% of the sum of his base salary and most recent annual bonus and d) for a period of six months, health and welfare benefits under the Company’s existing benefits plans. If Mr. Casey should terminate his employment for other than good reason or we should terminate his employment for cause, death or disability, then Mr. Casey shall only be entitled to receive his accrued obligations and, in the event of his death, his unpaid retention bonuses.

Mr. Casey’s employment agreement also provides that, for an eighteen month period following the termination of his employment (except in the case of termination by us without cause or termination by Mr. Casey for good reason in which case, the period is six months), he shall be subject to the similar restrictions as apply to our other executives described above.

Option Grants

The following table provides information with regard to stock option grants to the named executive officers pursuant to our 1998 Long Term Incentive Plan, or LTIP, during fiscal 2002. All options become exercisable at the rate of 25% per year beginning on the first anniversary of the grant date, except that 50% of the options will vest immediately if our share price increases to two times the exercise price of the options and the remaining 50% will vest immediately if our share price increases to three times the exercise price of the options. All options expire ten years from the date of grant.

Option Grants In Last Fiscal Year

Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees In Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%($)	10%($)
Richard C. Cook	100,000	10.60%	$7.16	5/14/12	$450,288	$1,141,120
Peter E. Reilly	50,000	5.30	7.16	5/14/12	225,144	570,560
Michael J. Casey	50,000	5.30	7.16	5/14/12	225,144	570,560
Martin D. Avallone	20,000	2.65	7.16	5/14/12	112,572	285,280

Amounts reported in the last two columns represent hypothetical amounts that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation of the common stock over the term of the options. The numbers shown in these two columns are calculated based on Securities and Exchange Commission rules and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings depend on the timing of such exercises and the future performance of the common stock. We do not guarantee that the rates of appreciation assumed in these two columns can be achieved or that the amounts reflected will be received by the named executive officers. The two columns do not take into account any appreciation of the price of the common stock from the date of grant to the current date.

Option Grants in Last Three Fiscal Years

	For the fiscal year ended September 30,
	2000	2001	2002
Net grants during the period as a % of outstanding shares	10.0%	4.4%	5.1%
Grants to named executive officers during the period as a % of total options granted	21.5%	50.3%	23.8%
Grants to named executive officers during the period as a % of outstanding shares	2.2%	2.2%	1.2%
Cumulative options held by named executive officers as a % of total options outstanding	20.8%	22.8%	24.6%

Option Exercises and Fiscal Year-End Option Values

The following table sets forth information regarding:

•	the number of shares of common stock received upon any exercise of options by the named executive officers during fiscal 2002;

•	the net value realized upon any exercise (the difference between the option exercise price and the sale price);

•	the number of unexercised options held at September 30, 2002; and,

•	the aggregate dollar value of unexercised options held at September 30, 2002.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired On Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at September 30, 2002(#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at September 30, 2002($) Exercisable/Unexercisable
Richard C. Cook	—	—	408,725 / 209,375	$185,850 / $135,675
Peter E. Reilly	—	—	116,250 / 153,750	144,131 / 149,894
Michael J. Casey	—	—	50,000 / 200,000	— / —
Martin D. Avallone	—	—	105,825 / 51,875	27,904 / 33,086

In-the-Money and Out-of-the-Money Option Information

	Exercisable		Unexercisable		Total
As of September 30, 2002	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
In-the-Money	397,751	$4.19	639,800	$4.50	1,037,551	$4.38
Out-of-the-Money(1)	2,542,790	11.40	1,689,775	8.55	4,232,565	10.26

Total Options Outstanding	2,940,541	10.42	2,329,575	7.80	5,270,116	9.26

(1)	Out-of-the-Money options are those options with an exercise price equal or above the closing price of $5.60 at September 30, 2002.

Report of the Compensation Committee of the Board Of Directors

Introduction

The compensation committee is responsible for developing our executive compensation policies and advising the board of directors with respect to these policies. This report by the compensation committee reviews our policies generally with respect to the compensation of all executive officers as a group for fiscal 2002 and specifically reviews the compensation established for our Chief Executive Officer for fiscal 2002.

The members of the committee are Edward J. Kfoury (Chairman), H. Mitchell Watson, Jr. and Terry H. Osborne. None of the committee members is or has been an officer or employee of us or any of our subsidiaries or has engaged in any business transaction with us or has any business relationship with us that is required to be disclosed.

Compensation Policy for Executive Officers

Our executive compensation program is designed to attract and retain a highly qualified and motivated management team, reward individual performance and link the interests of the senior executives directly with those of the shareholders through a highly leveraged compensation program, stock options and restricted stock. Our 2002 compensation program is comprised of base salary, annual bonuses and long-term incentive pay in the form of stock options and restricted stock. This program applies to all ten of our senior management personnel, including our Chief Executive Officer and our other executive officers. The compensation committee reviews and approves the base salary, annual bonuses and long term incentive pay (including all stock option and restricted stock grants) for all ten of these senior managers. All of these senior managers also are eligible for other employee benefits, including life, health, disability and dental insurance and our 401(k) savings plan and employee stock purchase plan.

Base Salary and Annual Bonus.    The compensation committee set the total cash compensation of the executive officers for fiscal 2002 after reviewing total compensation levels in the software industry for comparable officer positions. Total cash compensation consists of two components—base salary and annual bonus.

The compensation committee established annual base salaries at levels competitive with those of similarly situated companies of similar size and revenue levels in our industry. The compensation committee set the criteria for earning annual cash bonuses for the executive officers in fiscal 2002 based on a combination of our financial performance and the achievement of individual or group performance goals. The compensation committee established average and target bonus amounts after reviewing similar information presented in independent industry surveys. The compensation committee created highly leveraged total cash compensation plans for these officers by setting bonus levels which could potentially enable the officers to earn more in annual bonus as a percentage of their annual base salary than their peers at competitive firms. The compensation committee’s review ranged from broad-based overviews of the entire software industry to information regarding entities more similar to us in revenues. Based on such comparative information, the compensation committee used “median” and 90th percentile levels as a guide for setting total cash compensation amounts for our officers.

As indicated above, the committee set exceptionally high financial performance targets for the bonus plans. Bonus payment amounts would be accelerated if such targets were met, such that the officers in many cases would be paid at the 90th percentile for similarly situated officers at comparable software companies. During fiscal 2002, earnings per share based incentive awards were payable only if earnings per share performance exceeded 80% of targeted levels. Generally, if actual performance ranged from 80% to 100% of targeted performance, our executive officers received 5% of the targeted bonus amount for each 1% of performance achieved. For performance exceeding 100%, an executive officer received 2% of the budgeted amount for each 1% increase in performance. Incentive pay received by all executive officers for fiscal 2002 ranged from $37,886 to $154,654. This represented from 45% to 54% of targeted bonus amounts established.

Long-Term Incentive Pay.    Long-term incentive pay is reviewed at least annually for our executive officers. The compensation committee establishes an annual long-term incentive compensation amount for each officer based on his performance. Long-term incentives consist of stock options and restricted stock.

Stock Options.    Stock options are typically granted annually under the LTIP to executive officers. All options granted to executive officers in fiscal 2002 have an exercise price equal to the fair market value of the underlying stock on the date of grant, expire ten years from the date of grant and become exercisable at the rate of 25% per year beginning on the first anniversary of the grant date; provided, however, that 50% of the options granted generally vest immediately if the share price increases to two times the exercise price of the options and the remaining 50% generally vest immediately if the share price increases to three times the exercise price of the options.

Restricted Stock.    The LTIP authorizes the compensation committee to make awards of restricted stock which are subject to restrictions on transferability and other restrictions, possibly including limitations on the right to vote the restricted stock or the right to receive dividends on the restricted stock. The compensation committee did not grant restricted stock to any of our executive officers in fiscal 2002.

Chief Executive Officer’s Compensation

Richard C. Cook served as our President and Chief Executive Officer during fiscal 2002. Mr. Cook’s fiscal 2002 base salary was $325,000. Mr. Cook’s base salary and target annual incentive bonus did not increase in fiscal 2002. Mr. Cook was granted an option to acquire 100,000 shares of MAPICS common stock in fiscal 2002 as additional long term incentive pay. Based on our financial performance in fiscal 2002 (principally measured by adjusted earnings per share achievement), Mr. Cook earned an annual incentive bonus of $154,654, which represented 52% of his target annual incentive pay amount. The compensation committee set the levels of many components of Mr. Cook’s compensation based upon comparative information regarding compensation of chief executive officers at companies of similar size and revenue levels in the software industry. Mr. Cook’s base salary was set at approximately the 50th percentile of similarly sized companies in the software industry based on industry data available at the time. Mr. Cook’s total compensation for fiscal 2002 is provided in detail in the Summary Compensation Table set forth above.

Policy With Respect to Deductibility of Compensation Expense

It is the responsibility of the compensation committee to address the issues raised by Section 162(m) of the Internal Revenue Code of 1986, as amended, which limits our annual tax deduction to $1,000,000 for compensation paid to our Chief Executive Officer and each of our named executive officers, unless the compensation is “performance based” as defined in the Code. The LTIP and our general cash bonus plans are designed to comply with Internal Revenue Service requirements for deductibility of performance-based compensation.

Conclusion

Our executive compensation program is designed to closely link pay with performance and the creation of shareholder value. Executive compensation is highly leveraged. If we achieve average financial performance levels, our executives will be compensated at “median levels” for comparable companies. If our performance is exceptionally higher at the targeted levels, executive compensation will substantially exceed such “median levels.” The compensation committee believes that the program has been and will continue to be successful in supporting our financial growth and other business objectives.

Committee Members:

Edward J. Kfoury (Chairman)
H. Mitchell Watson, Jr.
Terry H. Osborne

Director Compensation

Upon the commencement of their service as directors, we grant each of our non-employee directors an option to purchase 20,000 shares of common stock under our 1998 Non-Employee Director Stock Option Plan. For each year they continue to serve, we grant each director an additional option to purchase 5,000 shares of common stock. The initial options to purchase 20,000 shares vest at a rate of 25% on each anniversary of the grant date so that on the fourth anniversary they are fully vested. The subsequent annual options to purchase 5,000 shares vest in one full installment on the first anniversary of the grant date.

On December 6, 2002, the compensation committee approved a stock ownership incentive program for directors, executive officers and certain key executives. Under the terms of the program, if a participant committed to purchase at least 500 shares, but no greater than 3,000 shares, of MAPICS common stock in the open market and retain such stock for two years, then such participant would be granted, under the terms of our LTIP, an option to acquire five times such number of shares to be purchased. The option has an exercise price equal to the fair market value of a share of our common stock on the date of grant, and the shares subject to such option vest in equal installments on the first two anniversaries of the grant date. On December 9, 2002, each of our directors agreed to purchase 3,000 shares of common stock in the open market, and accordingly we granted each director an option to acquire 15,000 shares of common stock.

Beginning on January 1, 2001, non-employee directors receive an annual cash retainer of $10,000 (increased from $8,000) and $1,000 for each board or committee meeting attended in person, or $500 if such meeting was attended by telephone. In addition, non-employee directors who serve as chairperson of a committee or the board receive an additional $500 for each committee or board meeting they chair.

In May 2002, we retained a compensation consultant to review whether our non-employee director compensation practices are competitive with those of other similarly sized public companies. The consultant recommended that we increase our annual retainer and increase the per meeting fee paid for the audit committee chairman. Beginning on January 1, 2003, non-employee directors will receive an annual retainer of $15,000. In addition, in light of the additional work to be prepared for each audit committee meeting, the chairperson of the audit committee will receive $1,500 for each audit committee meeting chaired. Moreover, if any non-employee director is asked to perform significant additional work beyond his or her normal duties as a director and such work is approved by a majority of the disinterested directors, then such director shall receive an additional director fee of $3,000 per day for services performed.

Pursuant to the 1998 Non-Employee Directors Stock Incentive Plan, non-employee directors are required to take 50% of their annual retainer, meeting and other director fees, and may elect to take the remaining 50% of their retainer fees, in the form of common stock, deferred rights to receive common stock or options to acquire common stock.

We do not compensate directors who are also our employees for their service as directors.

Stock Performance Graph

The following stock performance graph and accompanying table compare the shareholders’ cumulative return on our common stock from September 30, 1997 to September 30, 2002 with the cumulative total return of the Nasdaq Stock Market Index (U.S.) and the Nasdaq Computer and Data Processing Index over the same period. The comparative data assumes $100.00 was invested on September 30, 1997 in the common stock and in each of the indices referred to above and assumes that any dividends were reinvested.

	Sep-97	Sep-98	Sep-99	Sep-00	Sep-01	Sep-02
MAPICS, Inc.	$100	$170	$67	$52	$43	$43
Nasdaq US	100	102	166	220	90	71
Nasdaq Computer & Data Processing	100	130	220	276	99	78

The stock price performance set forth above is not necessarily indicative of future stock price performance. We obtained the information used from the Nasdaq Stock Market, which we believe to be a reliable source, but we are not responsible for any errors or omissions in the information.

Item 12.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of December 1, 2002 (unless otherwise indicated) regarding the beneficial ownership of MAPICS common stock by each person known by us to own more than 5% of any class of our voting securities, each of our directors, each of the named executive officers, and all directors and executive officers as a group.

Pursuant to SEC rules, the number of shares of common stock beneficially owned by a specified person or group includes shares issuable pursuant to convertible securities, warrants and options held by such person or group that may be converted or exercised within 60 days after December 1, 2002. Such shares are deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by such person or group but are not deemed to be outstanding for the purpose of computing the percentage of the class beneficially owned by any other person or group.

The persons named in the table gave us the stock ownership information about themselves. Except as explained in the footnotes below, the named persons have sole voting and investment power with regard to the shares shown as beneficially owned by them.

	Amount and Nature of Beneficial Ownership
	Common Stock Beneficially Owned Excluding Options	Stock Options Exercisable Within 60 Days After December 1, 2002	Total Common Stock Beneficially Owned	Percent of Class Owned
Principal Shareholders
General Atlantic Partners, LLC(1)	4,000,000	—	4,000,000	19.15%
Liberty Wanger Asset Management LP(2)	2,463,600	—	2,463,600	13.39
Cannell Capital LLC(3)	2,134,200		2,134,200	11.60
Heartland Advisors, Inc.(4)	1,621,300	—	1,621,300	8.81

Executive Officers and Directors
Martin D. Avallone(5)(6)
Vice President, General Counsel and Secretary	17,609	105,825	123,434	*
Michael J. Casey
Chief Financial Officer, Vice President of Finance and Treasurer	—	50,000	50,000	*
George A. Chamberlain 3d(7)
Director	8,056	164,762	172,818	*
Richard C. Cook(5)(6)(8)
President, Chief Executive Officer and Director	58,294	408,725	467,019	2.48
Edward J. Kfoury(9)
Director	33,090	49,418	82,508	*
Julia B. North(10)
Director	—	12,259	12,259	*
Terry H. Osborne(11)
Director	4,714	37,495	42,209	*
Peter E. Reilly(5)(6)(12)
Chief Operating Officer	49,600	116,250	165,850	*
H. Mitchell Watson, Jr.(13)
Director	42,453	49,650	92,103	*
All directors and executive officers as a group (9 persons)	213,816	994,384	1,208,200	6.23

*	Represents beneficial ownership of less that 1% of our outstanding common stock.
(1)
Includes 880,290 shares of common stock and 88,029 shares of Series D convertible preferred stock held by General Atlantic Partners 21, L.P., or GAP 21; 188,120 shares of common stock, 11,971 shares of Series D convertible preferred stock and 6,840 shares of Series E convertible preferred stock held by GAP Coinvestment Partners, L.P., or GAP Coinvestment; and 431,600 shares of common stock and 43,159 shares of Series E convertible preferred stock held by General Atlantic Partners 32, L.P., or GAP 32. Each share of Series D convertible preferred stock and Series E convertible preferred stock is convertible at any time into 10 shares of common stock. Also includes 863,190 and 136,810 shares of common stock underlying warrants held by GAP 32 and GAP Coinvestment, respectively. As a result of the foregoing, GAP Coinvestment, GAP 21, GAP 32 and General Atlantic Partners, LLC, or GAP LLC, the sole general partner of GAP 21 and GAP 32, which we refer to collectively as the GAP Entities, own beneficially 4,000,000 shares of common stock. The GAP Entities own beneficially 1,500,010 shares of common stock, 100,000 shares, or 80.0%, of the outstanding Series D convertible preferred stock, 49,999 shares, or 100%, of the outstanding Series E convertible preferred stock and 100% of the warrants for the purchase of a total of

1,000,000 shares of common stock. William E. Ford, Stephen P. Reynolds, William O. Grabe, Steven A. Denning, David C. Hodgson, Peter L. Bloom, Franchon M. Smithson and J. Michael Cline, whom we refer to as the GAP Members, are the managing members of GAP LLC and are the general partners of GAP Coinvestment. The GAP Members disclaim beneficial ownership of such shares, except to the extent of each member’s pecuniary interest therein. The address of GAP LLC is 3 Pickwick Plaza, Greenwich, Connecticut 06830.

(2)
According to Amendment No. 1 to Schedule 13G dated December 31, 2001, Liberty Wanger Asset Management LP, a registered investment advisor, has shared voting and investment power with respect to all of the common stock shown. The address of Liberty Wanger Asset Management LP is 227 West Monroe Street, Suite 3000, Chicago, Illinois, 60606.

(3)
According to Amendment No. 1 to Schedule 13G dated December 31, 2001, Cannell Capital LLC, a registered investment advisor, and J. Carlo Cannell, its managing member, together have shared voting and investment power with respect to all of the common stock shown. The address of Cannell Capital LLC and J. Carlo Cannell is 150 California Street, Fifth Floor, San Francisco, CA 94111.

(4)
According to Amendment No. 3 to Schedule 13G dated December 31, 2001, Heartland Advisors, Inc., a registered investment advisor, and William J. Nasgovitz, the president and principal shareholder of Heartland Advisors, together have sole voting and investment power with respect to all of the common stock shown. The address of Heartland Advisors, Inc. and William J. Nasgovitz is 789 North Water Street, Milwaukee, Wisconsin 53202.

(5)
Includes the following shares of restricted common stock issued on March 31, 2000, for which the officer has voting rights but does not have the right to dispose of the stock until March 31, 2003, provided the officer is still employed by us:

•	3,750 shares for Mr. Avallone
•	11,000 shares for Mr. Cook
•	5,500 shares for Mr. Reilly
(6)
Includes the following shares of restricted common stock issued on November 8, 2000, for which the officer has voting rights but does not have the right to dispose of the stock until November 8, 2003, provided the officer is still employed by us:

•	2,900 shares for Mr. Avallone
•	14,100 shares for Mr. Cook
•	7,100 shares for Mr. Reilly
(7)	Includes 12,762 shares of common stock subject to options which Mr. Chamberlain has gifted to his grandchildren and as to which he disclaims beneficial ownership.
(8)	Includes 200 shares of common stock owned by Mr. Cook’s wife.
(9)	Includes 2,500 shares of common stock held by the Patricia A. Kfoury Revocable Trust u/d/t/ dated April 21, 1998 for the benefit of Mr. Kfoury’s wife.
(10)
Includes options to purchase 7,259 shares of common stock granted to Ms. North under the 1998 Director Stock Incentive Plan, which vest in equal installments over a three year period after the termination of her service as a director.

(11)	Includes options to purchase 1,745 shares of common stock granted to Mr. Osborne under the 1998 Director Stock Incentive Plan, which vest 30 days after the termination of his service as a director.
(12)
Includes 25,000 shares of restricted common stock issued to Mr. Reilly on April 3, 2001, for which he has voting rights but does not have the right to dispose of the stock until April 3, 2004, provided he is still employed by us.

(13)
Includes 5,000 shares of common stock owned by Mr. Watson’s wife, 4,701 shares of common stock subject to options which Mr. Watson has gifted to his children and as to which he disclaims beneficial ownership and a right to receive 7,382 shares of common stock granted to Mr. Watson under the 1998 Director Stock Incentive Plan which vest 30 days after the termination of his service as a director.

Equity Compensation Plan Information

The following table gives information about the common stock that may be issued upon the exercise of options, warrants and rights under all of MAPICS’ existing equity compensation plans as of December 1, 2002.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation	3,569,051	(1)	$8.70	609,664	(2)
Plans Approved by	227,250	(3)	$10.50	232,000
Shareholders	39,918	(4)	$9.37	90,919
	193,224	(5)	$11.94	—
	1,172,270	(6)	$9.79	—
	N/A		N/A	301,765	(7)

Equity Compensation
Plans Not Approved by Shareholders	13,695		$7.88

Total:	5,201,713			1,234,348	(2)

(1)	MAPICS, Inc. Amended and Restated 1998 Long-Term Incentive Plan.
(2)	These numbers would be increased by 1,500,000 if the shareholders approve the proposed amendment to the MAPICS, Inc. Amended and Restated 1998 Long-Term Incentive Plan, as described in Proposal 3.
(3)	MAPICS, Inc. Amended and Restated 1998 Non-Employee Directors Stock Option Plan.
(4)	MAPICS, Inc. Amended and Restated 1998 Non-Employee Directors Stock Incentive Plan. The amount shown includes 16,386 rights to deferred shares.
(5)	Marcam Corporation 1987 Stock Plan.
(6)	Marcam Corporation 1994 Stock Plan.
(7)	MAPICS, Inc. 2000 Employee Stock Purchase Plan.

In connection with our acquisition of Bryce Business Systems, our Australian independent sales affiliate, we issued to the owners of Bryce options to acquire a total 24,060 shares of our common stock. The issuance of the options and related option shares was approved by our board of directors but was not required to be submitted to our shareholders for approval. Options for 10,365 of those shares were granted on October 1, 1992 at an exercise price of $15.39 per share and expired on September 30, 2002 unexercised. Options for the remaining 13,695 shares were granted on August 29, 1995 at an exercise price of $7.88 per share. These options are fully vested, and the underlying shares remain available for issuance if the options are exercised.

Item 13.    Certain Relationships and Related Transactions.

During fiscal 2002 there were no relationships or transactions between us and any of our affiliates that are required to be reported pursuant to this Item 13.

PART IV

Item 14.    Controls and Procedures

(a)
Evaluation of Disclosure Controls and Procedures.    Within 90 days prior to the filing date of this Annual Report on Form 10-K (the “Evaluation Date”), we evaluated, under the supervision of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, and reported within the time periods in SEC rules and forms.

(b)
Changes in Internal Controls.    Subsequent to the Evaluation Date, there were no significant changes in our internal controls or in other factors that could significantly affect our internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 15.    Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a)    1.    Consolidated Financial Statements

Our consolidated financial statements listed below, as, are set forth in Item 8 of this report:

2.    Financial Statement Schedules

We have omitted all schedules to our consolidated financial statements because they are not required under the related instructions or are inapplicable, or because we have included the required information in our consolidated financial statements or related notes.

3.    Exhibits

The following exhibits either (a) are filed with this report or (b) have previously been filed with the Securities and Exchange Commission and are incorporated herein by reference to those prior filings. Previously filed registration statements and reports which are incorporated by reference are identified in the column captioned “SEC Document Reference.” We will furnish any exhibit upon request to Martin D. Avallone, our Vice President, General Counsel and Secretary, 1000 Windward Concourse Parkway, Suite 100, Alpharetta, Georgia 30005. We charge $.50 per page to cover expenses of copying and mailing.

Exhibit No.	Description	SEC Document Reference

2.1	Agreement and Plan of Merger dated November 24, 2002 by and among MAPICS, Inc., Frontstep, Inc. and FP Acquisition Sub, Inc.	Exhibit 2.1 to Current Report on Form 8-K dated November 25, 2002

2.2	Form of Shareholder Agreement dated November 24, 2002 by and among MAPICS, Inc., Frontstep, Inc. and certain of Frontstep’s shareholders and affiliates	Exhibit 2.1 to Current Report on Form 8-K dated November 25, 2002

3.1	Articles of Incorporation, as amended.	Exhibit 3.2 to Quarterly Report on Form 10-Q for the quarter ended December 31, 1999

Exhibit No.		Description	SEC Document Reference

3.2		By-laws, as amended on November 3, 1999	Exhibit 3.2 to Annual Report on Form 10-K for the fiscal year ended September 30, 2001

4.1		Specimen certificate representing the common stock	Exhibit 3 to Registration Statement on Form 8-A dated March 31, 1998, as amended by Form 8-A/A dated August 21, 1998

4.2
Amended and Restated Rights Agreement dated as of March 30, 1998 among MAPICS, Inc., a Georgia corporation, MAPICS, Inc., a Massachusetts corporation, and BankBoston,N.A., as its rights agent, which includes as Exhibit A the terms of the Series F Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Form of Summary of Rights to Purchase Preferred Stock
Exhibit 4 to Registration Statement on Form 8-A dated March 31, 1998, as amended by Form 8-A/A dated August 21, 1998

4.3	†	First Amendment dated September 16, 2002 to Amended and Restated Rights Agreement between MAPICS, Inc. and SunTrust Bank

10.1
Convertible Preferred Stock Purchase Agreement dated September 20, 1995 by and among Marcam Corporation, General Atlantic Partners 21, L.P. GAP Coinvestment Partners, L.P. and The Northwestern Mutual Life Insurance Company
Exhibit 10.2 to Current Report on Form 8-K dated September 29, 1995

10.2
Amendment to Convertible Preferred Stock Purchase Agreement Among MAPICS, Inc.,General Atlantic Partners 21, L.P., GAP Coinvestment Partners, L.P. and The Northwestern Mutual Life Insurance Company,dated as of August 4, 1999
Exhibit 2.1 to Annual Report on Form 10-K for the fiscal year ended September 30, 2000

10.3
Convertible Preferred Stock and Warrant Purchase Agreement dated July 19, 1996 among Marcam Corporation, General Atlantic Partners 32, L.P. and GAP Coinvestments Partners, L.P., including the form of Marcam Corporation Common Stock Purchase Warrants
Exhibit 10.1 to Current Report on Form 8-K dated July 23, 1996

10.4		Amendment to Convertible Preferred Stock and Warrant Purchase Agreement Among MAPICS,Inc., General Atlantic Partners 32, L.P. and GAP Coinvestment Partners, L.P., dated as of August 4, 1999	Exhibit 2.1 to Annual Report on Form 10-K for the fiscal year ended September 30, 2000

10.5
Amended and Restated Registration Rights Agreement dated July 23, 1996 by and among Marcam Corporation, General Atlantic Partners 21, L.P., General Atlantic Partners 32, L.P., GAP Coinvestment Partners, L.P. and The Northwestern Mutual Life Insurance Company
Exhibit 10.2 to Current Report on Form 8-K dated July 23, 1996

Exhibit No.		Description	SEC Document Reference

10.6*		1994 Stock Plan, as amended and restated	Exhibit 4.4 to Registration Statement on Form S-8 filed March 27, 1997, No. 333-24105

10.7*		1987 Stock Plan, as amended and restated	Exhibit 10.33 to Annual Report on Form 10-K for the fiscal year ended September 30, 1996

10.8*		1998 Non-Employee Directors Stock Option Plan, as amended and restated	Exhibit 99.2 to Registration Statement on Form S-8 filed March 8, 2002, No. 333-84024

10.9*		1998 Non-Employee Directors Stock Incentive Plan, as amended and restated	Exhibit 99.3 to Registration Statement on Form S-8 filed March 8, 2002, No. 333-84024

10.10*		1998 Long-Term Incentive Plan, as amended and restated	Exhibit 99.1 to Registration Statement on Form S-8 filed March 8, 2002, No. 333-84024

10.11*		2000 Employee Stock Purchase Plan, as amended and restated	Exhibit 99.2 to Registration Statement on Form S-8 filed April 18, 2000, No. 333-35034

10.12*		Change of Control Employment Agreement by and between MAPICS, Inc. and Richard C. Cook dated as of March 24, 1998	Exhibit 10.46 to Quarterly Report on Form 10-Q for the quarter ended March 31, 1998

10.13*		Change of Control Employment Agreement by and between MAPICS, Inc. and Martin D. Avallone dated as of March 27, 1998	Exhibit 10.36 to Annual Report on Form 10-K for the fiscal year ended September 30, 1998

10.14*		Change of Control Employment Agreement by and between MAPICS, Inc. and Peter E. Reilly dated as of October 1, 1999	Exhibit 10.16 to Annual Report on Form 10-K for the fiscal year ended September 30, 2001

10.15*		Employment Agreement dated September 11, 2001 between MAPICS, Inc. and Michael J. Casey	Exhibit 10.18 to Annual Report on Form 10-K for the fiscal year ended September 30, 2001

10.16*		Resignation letter and consulting agreement dated January 18, 2001 between MAPICS, Inc. and Stephen C. Haley	Exhibit 10.19 to Annual Report on Form 10-K for the fiscal year ended September 30, 2001

10.17*		Resignation letter and amendment dated June 29, 2001 between MAPICS, Inc. and William J. Gilmour.	Exhibit 10.20 to Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

10.18		Sublease Agreement by and between General Electric Capital Corporation and MAPICS, Inc. dated as of October 29, 1998	Exhibit 10.37 to Annual Report on Form 10-K for the fiscal year ended September 30, 1998

10.19		Revolving Credit Agreement dated April 26,2002 between MAPICS, Inc. and SunTrust Bank	Exhibit 99 to Current Report on Form 8-K dated April 26, 2002

10.20		Amended and Restated Agreement dated March 31, 2000 between MAPICS, Inc. and Paragon Systems International, Inc.	Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2002

10.21		Addendum dated April 1, 2001 to the Amended and Restated Agreement between MAPICS, Inc. and Paragon Systems International, Inc	Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2002

21.1	†	Subsidiaries

23.1	†	Consent of PricewaterhouseCoopers LLP

*	Compensatory management plan.
†	Filed with this report.

(b)    Reports on Form 8-K

Current Report on Form 8-K dated July 30, 2002, reporting, pursuant to Items 5, that we would revise the timing of revenue recognition for certain products and restate our financial results for certain periods beginning with the third quarter ended June 30, 2000.

Current Report on Form 8-K dated July 31, 2002 reporting, pursuant to Item 5, the board of director’s approval of $10 million for share repurchases.

(c)    See Item 15(a)(3) above.

(d)    See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAPICS, Inc

By:	/s/ MICHAEL J. CASEY
Michael J. Casey
Vice President of Finance, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date:	December 17, 2002

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ RICHARD C. COOK Richard C. Cook	President, Chief Executive Officer and Director	December 17, 2002

/s/ GEORGE A. CHAMBERLAIN 3D George A. Chamberlain 3d	Director	December 17, 2002

/s/ EDWARD J. KFOURY Edward J. Kfoury	Director	December 17, 2002

/s/ JULIA B. NORTH Julia B. North	Director	December 17, 2002

/s/ TERRY H. OSBORNE Terry H. Osborne	Director	December 17, 2002

/s/ H. MITCHELL WATSON, JR. H. Mitchell Watson, Jr.	Director	December 17, 2002

/s/ MICHAEL J. CASEY Michael J. Casey	Vice President of Finance, Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)	December 17, 2002

CERTIFICATION
OF
CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. 1350
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard C. Cook, Director, President and Chief Executive Officer of MAPICS, Inc., certify that:

1.	I have reviewed this annual report on Form 10-K of MAPICS, Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 17, 2002

/s/ RICHARD C. COOK Richard C. Cook
Director, President and Chief Executive Officer

CERTIFICATION
OF
CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. 1350
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael J. Casey, Vice President of Finance, Chief Financial Officer and Treasurer of MAPICS, Inc., certify that:

1.	I have reviewed this annual report on Form 10-K of MAPICS, Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 17, 2002

/s/ MICHAEL J. CASEY Michael J. Casey
Vice President of Finance, Chief Financial Officer and Treasurer

CERTIFICATION
OF
CHIEF EXECUTIVE OFFICER
AND
CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of MAPICS, Inc. (the “Company”) on Form 10-K for the year ended September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard C. Cook, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/    RICHARD C. COOK

Richard C. Cook
Director, President and
Chief Executive Officer
December 17, 2002

In connection with the Annual Report of MAPICS, Inc. (the “Company”) on Form 10-K for the year ended September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael J. Casey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

3.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/    MICHAEL J. CASEY

Michael J. Casey
Vice President of Finance,
Chief Financial Officer
and Treasurer
December 17, 2002

ANNEX G

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(AMENDED)

(Mark One)
☒ ANNUAL	REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES	EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

OR

☐ TRANSITION	REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE	SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission File Number: 0-19024

FRONTSTEP, INC.
(Exact name of registrant as specified in its charter)

OHIO	31-1083175
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2800 CORPORATE EXCHANGE DRIVE
COLUMBUS, OHIO 43231
(Address of principal executive offices and zip code)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: (614) 523-7000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: COMMON STOCK,  NO PAR VALUE

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. ☐

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price for the registrant’s common stock in the Nasdaq National Market on September 10, 2002, was approximately $22,704,654. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose. As of September 10, 2002, 7,568,218 shares of the issuer’s common stock, without par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

FRONTSTEP, INC. AND SUBSIDIARIES
FISCAL YEAR 2002 ANNUAL REPORT ON FORM 10-K/A

EXPLANATORY NOTE

This Form 10-K/A (“Form 10-K/A”) amends Item 1, 6, 7 and 8 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2002, including our consolidated financial statements therein that was originally filed on October 1, 2002.

As described in Note 3 to the consolidated financial statements, a restatement of our consolidated financial statements has been made to correct the previously reported financial results and certain of our balance sheet accounts for each of our fiscal years ended June 30, 1998 through 2002. This Form 10-K/A does not otherwise update the other information in our originally filed Form 10-K for the fiscal year ended June 30, 2002 to reflect any subsequent information or events after the original filing date.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K/A contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current beliefs, plans, objectives and expectations of the Company’s management. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would” and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include but are not limited to those discussed in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Factors That May Affect Future Results and Market Price of Stock”. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. We undertake no obligation to revise or update or publicly release the results of any revision or update to these forward-looking statements. Readers should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q to be filed in the coming year.

PART I

ITEM 1.    BUSINESS

Overview

Frontstep, Inc. is a leading global provider of software and services for midsize discrete, to-order manufacturers and business units of larger companies. For more than 23 years, Frontstep has helped manufacturers create and implement business solutions—including extended enterprise resource management, customer relationship management, and supply chain management—that simplify and streamline business processes and operations. Through these innovative and practical solutions, manufacturers can respond better and faster to customers’ demands for quality products and services.

Our innovative and practical solutions are designed specifically for meeting the unique needs of manufacturers of complex, custom products in to-order, job shop and mixed-mode environments. Our software solutions span the business of manufacturing and provide our customers a comprehensive suite of integrated software and services that (1) support the enterprise resource planning (“ERP”) and traditional back-office management needs of an extended enterprise; (2) support customer relationship management (“CRM”); and (3) support an enterprise’s supply chain management (“SCM”) activities. The software products associated with each of these solutions provide a customer with a comprehensive business system that is typically their primary business system.

Over the last three years, we have advanced the architecture of our products and have chosen Microsoft as our primary technology platform for the continued delivery of our software applications. Our CustomerSynchronized Solutions, built on Microsoft enterprise servers, languages and development tools, represent a fundamental technology shift that takes advantage of the vision and capabilities of Microsoft.NET. By providing a complete business solution on a single technology platform, Frontstep is able to offer a practical combination of industry-standard technologies designed specifically to work well together. Eliminating the need for disparate technology integration increases efficiency and value, making our solutions more attractive to cost-conscious manufacturers in today’s lean economy. Frontstep will continue to support the current Progress-based versions of SyteLine.

Frontstep develops, markets and supports the following products:

Extended ERP.    Manufacturers are spending more time improving operations and processes to compete in this economy. Frontstep’s comprehensive Extended ERP offering, SyteLine, is designed to enable manufacturing companies to continue improving internal operations while extending the reach of the enterprise beyond the four walls.

The SyteLine software suite provides the means for forward-thinking to-order manufacturers to connect sales, marketing, manufacturing, financials and service. SyteLine also helps companies connect manufacturing operations and core business processes with suppliers and customers.

The SyteLine suite goes beyond standard ERP functionality by providing them with the means for competing effectively through enterprise-wide customer visibility and dynamic personalization. SyteLine is the platform for establishing and maintaining a strong business and technical foundation for manufacturing.

Customer Relationship Management.     Manufacturers are seeking to increase customer loyalty and retention, increase productivity and grow sales revenue. At the same time, with the wealth of information available to customers, expectations are on the rise.

Frontstep’s customer relationship management solutions provide a single interface point for customers, employees, suppliers and partners to view and execute activity with orders and customers. Frontstep’s applications tightly integrate order management and back-office execution capabilities.

Frontstep’s customer relationship management solutions provide seamless integration of every business process that touches the customer.

Supply Chain Management.    Supply chain management requires communication among a variety of trading partners. Frontstep’s supply chain management applications provide real-time, Internet-based synchronization of manufacturing, distribution and external supply to customer demand. Based on the Microsoft infrastructure for successful business-to-business commerce,

Frontstep’s supply chain management integrates a company’s front-office order entry and customer service operations with its back-office execution systems to assure that promises made are promises kept.

Frontstep’s supply chain management applications streamline the planning process by providing real-time order promising, dynamic synchronization, real-time intelligent messaging and analysis in both single-site and multisite, multi-ERP environments.

Services and Support.    Frontstep offers a full portfolio of professional services to help manufacturers achieve a rapid, ongoing return on their business system investment. With more than 23 years experience helping manufacturers, the Frontstep services team can help improve operations over the life of the partnership with Frontstep. Frontstep also provides a full range of education, support, and application hosting services to help operate business systems efficiently, at a low cost, and with high reliability.

Our reputation for successful installations and implementations of these CustomerSynchronized Solutions is a function of our discipline and product capabilities and distinguishes the Company from its competition. Our solutions are rapidly deployable, scalable, flexible and reliable resulting in a comparatively low total cost of ownership and rapid return on investment. This is especially true of our newer product offerings, which are based on Microsoft technology to further enhance the ease of maintenance and long-term value. We believe that our approach to solving customers’ business system issues results in increased efficiencies, reduced total costs of ownership and enhanced customer relations. More specifically:

Increased efficiencies.    In today’s fast-paced, competitive environment, increased intra-enterprise business process efficiency is more critical to manufacturers than ever before. Frontstep’s customers typically manufacture customer products order-by-order, often in small quantities. Increasing the efficiency and transparency of every step, from order entry to shipment and service, translates into valuable competitive benefit. Frontstep’s software allows manufacturers to automate business processes, thereby building customer value by enabling and optimizing enterprise and intra-enterprise collaborative operational and financial processes, gaining greater efficiency at every stage.

Reduced total cost of ownership.    The Company’s solutions are designed to minimize the total cost of implementing, operating and maintaining enterprise systems and to maximize operating efficiency, thereby providing tangible return on investments made by the customer. Our software runs on standard hardware platforms, providing users with the flexibility to leverage existing technology systems and to optimize system configurations. The modular design of the Company’s software allows manufacturers to implement systems quickly and easily and provides the flexibility to add additional functionality or change business process models as customer needs and business requirements change. Our newer products utilize a unified architecture that is open, integrated, and leverages Microsoft SQL Server 2000, Web services, and more.

Enhanced customer relationships.    The Company’s extended ERP, CRM and SCM solutions integrate customer requirements with sales, marketing, engineering, manufacturing and customer service information, in order to achieve more accurate planning and scheduling decisions, rapid response times, better on-time deliveries, improved order fulfillment, improved field service delivery and overall customer satisfaction. This customer-centric focus satisfies manufacturers’ needs by unifying and synchronizing valued-customer touch points. It promotes knowledge accessibility so manufacturers can efficiently respond and deliver on time—every time, thereby creating customer value by elevating the quality of knowledge.

As a result of these factors, which we believe set us apart from our competition, Frontstep has been one of the leading providers of software and services in the enterprise software industry for more than 23 years, particularly with midsize discrete, to-order manufacturing companies. We provide our customers with the software solutions we have developed, professional consulting services associated with the implementation of our products and related training for customer personnel. We have more than 4,400 customer sites and a worldwide network of 26 offices in 16 countries. Our offices are equipped to provide our services, support our products and, in several countries around the world, translate our products into other languages. The Company’s principal executive offices are located at 2800 Corporate Exchange Drive, Columbus, Ohio 43231, and its telephone number is (614) 523-7000.

The Enterprise Applications Software Industry

We are in the enterprise applications software industry. This industry is large and has many companies that provide various types of software to meet general or specific business needs. Frontstep develops and markets products that solve business system issues for the manufacturing industry, specifically for midsize companies or divisions of larger companies. The enterprise application software industry has experienced tremendous change during 2001 and 2002 as software providers were impacted by difficult economic conditions. Software companies focused on generating revenues from their current customers and serving the market with improved return on investment and lower total cost of ownership.

The enterprise applications market has been characterized historically as enterprise resource planning. Enterprise resource planning has generally been available since the early 1990’s when corporate reengineering began and primarily supports the control and management of operations of a manufacturing enterprise. It has its roots with material requirements planning software and inventory control software that were utilized in the 1980’s as a means of managing inventories and production schedules. More recently, our industry has been described as “Collaborative Commerce” by industry analysts, to more accurately reflect a changing business systems model for manufacturing companies to a more Internet-centric model. In recent years, many software providers have focused in recent years on system integration, security and development of Web-based solutions to meet the requirements of an Internet-driven marketplace.

Our customers do business in an extremely competitive manufacturing environment. Changing technologies and the prospects for growth of collaboration via the Internet have dramatically altered the manner in which these customers do business or will do business in the future. These changes are also impacting business systems requirements to support these new ways of doing business. We believe that maximizing manufacturing efficiency and productivity, managing customer relationships, managing distribution channels, improving supplier relationships and improving performance of supply chains are essential requirements for the economy of the 21st century as companies seek to increase global reach, innovation, productivity and profitability.

Given the difficult economic climate of the last few years and intense competitive factors affecting our customers and potential customers, we believe that mid-market companies are rethinking their business models and changing the way they do business to remain competitive. As they change, business systems requirements will include an enterprise management software solution that integrates front-office capabilities, customer relationship management and supply chain management, with more traditional ERP applications. We also believe that, in the mid-market, the solution must be rapidly deployable, scalable and flexible, resulting in a comparatively low total cost of ownership and rapid return on investment. Since 1998, the Company has been investing in the development of such software products and capabilities and the open architecture required to effectively solve these new challenges for our customers.

According to AMR Research, a software market analysis firm, the worldwide marketplace for enterprise software will grow from approximately $37 billion in calendar year 2001 to more than $70 billion in calendar year 2006. For each of the major product markets, the projected annual growth rates are estimated to be approximately as follows:

Software Market	Worldwide Revenues 2001	Worldwide Revenues 2006	Growth Rate
	(in billions)
Supply chain and product life-cycle management	$5.6	$13.6	20%
Customer relationship management	11.0	26.0	19%
Enterprise resource planning	20.0	31.0	9%

Strategy

Our objective is to become the leading provider of enterprise business software solutions for discrete, to-order manufacturing companies concentrated primarily in the mid-market, including subsidiaries and divisions of larger companies on a single platform: Microsoft. Our customer focus includes both single-site and multi-site manufacturers, including those with facilities around the world. Our product focus centers on extended ERP as the enterprise platform, together with fully integrated CRM and SCM solutions to meet all of an enterprise’s primary business system requirements. The key components of our strategy include:

Deliver a comprehensive, high value solution.    We believe that we have the most complete software suite available to discrete, to-order manufacturing companies. The SyteLine brand is a well-known ERP software solution, and we have invested heavily over the last several years in delivering a new version of SyteLine on a 100% Microsoft-based platform and enhancing its base capabilities. Our efforts have also included the integration of complementary software applications to broaden the scope and flexibility of our offerings. We believe companies in our target vertical markets typically have limited economic and staff resources and prefer a single vendor to provide their end-to-end business system. As a result, we believe we can compete with larger, better-capitalized competitors on both the price and functionality of our offerings.

Embrace a single technology platform for growing market share.    We are committed to delivering a simple, but powerful, technology solution to better manage and leverage our costs of development and maintenance and to simplify our customers’ information technology environment. We have chosen Microsoft as our primary technology platform for the continued delivery of all software applications. This standard technology, used by many of the Company’s customers in other areas of their business, allows customers to leverage their existing technology investments and capabilities. While currently deployed versions of our ERP software use the Progress Software Corporation database and tools, the new version of SyteLine will advance, standardize and simplify our customers’ technology platform as the marketplace increasingly adopts the Microsoft database and architecture. We intend to continue leveraging our strategic relationship with Microsoft to provide complementary solutions to its business applications.

Provide outstanding services and support.    We are committed to serving our customers beyond the sale of our products with excellence in professional services and support. The Company’s worldwide services organization, which employs approximately 175 consultants and managers, uses a tailored, consultative approach and structured implementation methodology. Services include account management, consulting, project management, implementation, education, technical consulting, programming and system integration services, and ongoing maintenance and support. Our methodology and capabilities allow customers to rapidly and efficiently install and maximize the benefits of the Company’s software products. The Company considers its ability to implement its software solution rapidly to more quickly provide business value a key competitive factor.

Build on our leadership position in key vertical sectors.    We believe that we are a leading provider of enterprise system solutions, which are broad and deep, to specific business environments. Our solutions fit single-or multi-site manufacturing companies in specific key verticals including: industrial equipment, fabricated metals, electrical equipment and electronics, furniture and fixtures, specialty vehicles and automotive, and aerospace. These companies employ discrete, to-order manufacturing styles such as engineer-to-order, make-to-order, and mixed mode/hybrid. They are demand pull-driven and need to compress lead times to better manage a complex product ordering and sales process. They need solutions that easily integrate with and complement parent-company systems like SAP or Oracle. We intend to leverage our experience and customer base to enhance our leadership position in the discrete, to-order manufacturing market.

Leverage our global alliance of partners.    We continue to nurture and grow our alliances with strategic technology partners to expand the breadth of our product capabilities, to expand our ability to market and sell our products, and to support our customers after the product sale. Microsoft, Cognos, Lexign and Crystal Decisions are notable alliances we have undertaken to date. We also retain an exceptional network of preferred business partners around the world that provide sales, consulting and technical services to expand our ability to serve our customers. We believe these alliances bring the best of many disciplines to our customers while allowing us to maintain control over our costs of doing business. We intend to continue to pursue additional important alliances with industry-leading companies that will further enhance the Company’s offerings and capabilities.

Gain international market share and awareness.    We have been serving the mid-market for 23 years and have more than 4,400 customer sites around the world. We service and support these customers from our worldwide network of 26 offices in 16 countries. Given this substantial and loyal customer base, we intend to leverage our comprehensive, integrated suite to further enhance add-on sales. In addition, we intend to enhance our leadership position by leveraging our new SyteLine version as a replacement for less-modern ERP software to grow market share within the 25,000 manufacturing locations using legacy or unsupported ERP software versions.

Advance our innovative and practical solutions.    Collaborative business is absolutely essential to improving manufacturers’ productivity and competitive position. Because of the importance of technology return on investment, ERP solutions must address the extended enterprise and collaboration. We are committed to leveraging enabling technologies, like Web services, to deliver services capabilities as manufacturers are looking to extend their enterprises to collaborate with customers and partners outside their four walls.

Advance our products rapidly.    We have rapidly advanced our products and capabilities as technologies and business systems requirements have dramatically changed over the last few years. Since fiscal 1998, we have heavily invested in both the acquisition and development of our products and product capabilities. Approximately $60 million has been invested in acquired and developed software along with research and development expenditures. We are committed to ensuring that the Company’s products are technologically advanced and best-of-class in the mid-market.

Products

The software solutions we provide to our customers include a comprehensive suite of integrated software and services that (1) support the traditional back-office management and resources of an enterprise through Extended ERP, (2) support customer relationship management and other front-office business activities and (3) support an enterprise’s supply chain management activities. The software products associated with each of these solutions are comprised of the following:

Extended ERP.    SyteLine is the Company’s hallmark Enterprise Resource Planning product for midsize discrete manufacturing companies that provides a comprehensive operations and financial business process solution to an enterprise. SyteLine’s functionality includes support for customer service, order processing, inventory control and purchasing, manufacturing production management, production planning and scheduling, cost management, project control, accounting functions and financial administration. With the release of SyteLine 7 in September 2002, the Company will offer this product for use on the Microsoft platform. For many years, this product has been offered for use on the Progress platform.

Additional Extended ERP products include:

•	SyteLine Configuration—product configuration for sales order and manufacturing

•	SyteLine Advanced Planning and Scheduling (APS—real-time inventory and capacity planning

•	SyteLine Business Intelligence—data analysis and charting

•	SyteLine Workflow Automation—business process definition and execution

•	SyteLine Data Collection—labor and materials data management

•	SyteLine EDI—integrate SyteLine with industry-leading EDI translators

•	SyteLine Advanced Forms—design and deployment of custom laser printed forms

•	SyteLine Business Process Management—enterprise business process modeling

SyteLine is designed to operate with all of our other products to create a collaborative and integrated business management solution to meet all of the front office and back office needs of an enterprise.

SyteDistribution is the Company’s ERP product designed for mid-sized distributors to meet their unique operational process demands to better control inventories, shipments and orders among enterprises.

CRM.    Frontstep CRM is a single interface point for employees, sales representatives and channel partners to view and execute marketing and sales activity pertaining to prospects and customer orders. CRM solutions improve customer service, lower costs and drive increased revenues. Frontstep CRM provides a sales force automation solution, contact and customer management, marketing, customer service and order management tools integrated with SyteLine and architected for integration with other ERP systems.

Additional customer relationship management products include:

•	Frontstep Customer Center—Web-based customer self-service solution

•	Frontstep Configuration—Web-based product and sales order configuration

•	Frontstep Advanced Pricer—Web-based pricing for complex orders

SCM.    Frontstep’s SCM solutions provide the fastest way for companies to align supply with demand, provide real-time order promise dates to customers and ensure on-time delivery. Our solution provides the capability to improve customer service by synchronizing inventory and capacity with customer orders. This solution lowers operational costs and improves on-time deliveries by automating inventory sourcing and manufacturing planning activities through real-time synchronization of demand and supply across multi-site operations and suppliers.

Our Supply Chain products include:

•	Frontstep Intelligent Sourcer—starting point when accessing sourcing rules and promising engines to balance supply and demand between multiple sites or suppliers

•	Frontstep Point Promiser—promising engine for Available-to-Promise (ATP) collaboration that balances inventory availability with demand requirements

•	Frontstep Capacity Promiser—promising engine for Capable-to-Promise (CTP) collaboration that balances selected materials and rate based capacity with demand requirements

•	Frontstep Advanced Planning and Scheduling (APS)—advanced planning and scheduling for all materials and capacities across multiple sites or through multiple levels of the supply chain

Frontstep Knowledge Zone. Frontstep Knowledge Zone is our subscription-based, on-line education service. Users can access education for Frontstep solutions anytime and anywhere they have Internet access. It is a convenient, low cost alternative to hardcopy training manuals and selected classroom education.

Services And Support

We maintain a worldwide professional services organization of over 175 employees and a network of more than 40 business partners and strategic alliances which offer to our customers a full range of services to support installation and ongoing operations and to maximize the benefits of our software products. These services include, but are not limited to, project management, implementation support, product education, technical consulting, programming and system integration services and ongoing maintenance and product support. We employ our own structured services methodology to manage and support customer implementation.

Our services are priced separately and fees for our services are not included in the price for our software products. These services are billed as incurred. Although we attempt to minimize customization of our software products, we do provide professional programming services to modify our software products to address specific customer requirements. These modifications may include designing and programming complete applications or integrating our software products with legacy systems.

Maintenance and support services include product enhancements and updates, upgrades to new versions, telephone support during extended business hours, full-time emergency support and access to our customer support service center on our Internet home page. Fees for maintenance and support services generally are billed annually in advance and revenue is deferred and recognized ratably over the term of the maintenance and support agreement.

Sales and Distribution

We currently license our software to customers primarily based on a license fee for each concurrent session or concurrent execution of its software products. We receive additional license fees whenever a customer increases the number of concurrent sessions, usually as a result of the growth of the customer’s business or expansion to other sites. Sales opportunities are generated through a combination of in-house telemarketing, our web site, leads from consulting partners, advertising, trade shows and direct contacts by sales representatives. Our product offerings are sold to customers through two primary channels:

Direct sales.    This sales channel is comprised of direct sales representatives selling to manufacturers and focuses on selling the total business system under the Frontstep brand name. This channel targets the Company’s traditional midsize manufacturing markets. We presently have approximately 40 direct sales representatives located around the world.

Business partners.    This sales channel is comprised of approximately 40 third-party business partner firms that resell the Company’s entire suite of products. These partners include sales and consulting firms and application service providers that specialize in the Company’s products.

We derive our revenues and service our customers in 16 countries around the world. We derived approximately 28%, 22% and 20% of our fiscal 2002, 2001 and 2000 revenues, respectively, from sales outside of North America. The distribution of total revenue, operating income and identifiable assets attributable to each of our geographic market areas for fiscal years 2002, 2001 and 2000 were as follows (in thousands):

	North America	Europe	Asia/Pacific
FISCAL 2002
Total Revenue, restated	$66,563	$16,002	$10,101
Operating Income (loss), restated	(2,487)	916	(396)
Long-lived assets	4,301	397	332

FISCAL 2001
Total Revenue, restated	$91,407	$14,751	$10,869
Operating Income (loss), restated	(25,176)	(184)	(2,225)
Long-lived assets	6,822	312	512

FISCAL 2000
Total Revenue, restated	$103,035	$13,873	$11,855
Operating Income (loss), restated	(5,677)	(3,962)	(1,179
Long-lived assets	7,222	383	468

The revenue and operating income (loss) above have been restated as described in Note 3 to the Consolidated Financial Statements.

Product Development

We devote a significant percentage of our resources to identifying the needs of our customers and prospects in developing new features and enhancements to existing products and designing and developing new products. We perform the majority of our development activities with our own professional development and product organization of more than 160 professionals located at the Company’s headquarters facility in Columbus, Ohio, as well as Indiana, Arizona and Minnesota. In addition, we subcontract certain of our development efforts to development partners located in Asia and elsewhere overseas.

Our practice is to release updates and major enhancements on a regular basis since the market for our products is characterized by changes in customer requirements, rapid technological change, and evolving industry standards in computer hardware and software technology.

We are committed to product and technological excellence and to meeting the changing needs of our customers. As a result, we commit a substantial portion of our revenues to research and development and to building new products, which are typically capitalized as developed. Total research and product development costs, including amounts capitalized, were $13.7 million, $18.4 million, and $22.6 million for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. Additions to capitalized software were $7.6 million, $5.1 million, and $6.9 million for the same respective periods and were capitalized in accordance with applicable accounting standards.

Competition

The market for enterprise solutions is intensely competitive, rapidly changing and highly fragmented. This market has become even more fragmented after the rise and fall of many companies during the “dot-com” era and now with new technology changes and standards. This market is also affected by new product offerings, mergers and acquisitions and other market activities. We have a large number of competitors that vary in size, computing environments and overall product scope. Within our market, our primary competition comes from independent software vendors in three distinct groups: (1) traditional enterprise software developers, including J.D. Edwards & Co., QAD, Inc., Lilly Software Associates, IFS and Epicor Software Corporation; (2) large software developers, like SAP, PeopleSoft and Oracle, moving into the mid-market; and (3) specialized software developers focusing on CRM and supply chain management.

A number of companies offer products that are similar to our products that are directed at the market for enterprise software and compete against us on a regular basis. Many of the these competitors have more established and larger marketing and sales organizations, significantly greater financial, technical and other resources and a larger installed base of customers than the Company. We believe that we compete favorably against our competition in the following areas, which we consider to be the most important considerations for potential customers:

•	knowledge of and experience with midsize businesses

•	focus on discrete-to-order manufacturing vertical markets

•	breadth and depth of our comprehensive enterprise application solutions (ERP, CRM, SCM) for our target markets

•	collaboration and workflow automation across the enterprise and outside the enterprise with customers and suppliers

•	rapid implementation

•	single industry-standard technology: Microsoft

•	competitive pricing

•	corporate reputation based on more than 23 years of experience

•	size of installed user base

Proprietary Technology

Our ability to compete is dependent in part upon our internally developed, proprietary intellectual property. We regard our products as proprietary trade secrets and confidential information. We rely upon our license agreements with customers, distribution agreements with distributors and our own security systems, confidentiality procedures and employee agreements to maintain the trade secrecy of our products. For all of our significant products, we have registered with appropriate Federal agencies for protection of our programs, documentation and other written materials under copyright and trademark laws. See also “Item 7. Factors That May Affect Future Results and Market Price of Stock—Our success is dependent in part upon our proprietary technology and other intellectual property.”

Employees

As of June 30, 2002, we employed 574 persons of which 197 were employed in international operations outside of North America. None of our employees are represented by a labor union. We have never experienced a work stoppage and believe that our employee relations are good.

ITEM 2.    PROPERTIES

Our corporate headquarters and principal administrative, product development, and sales and marketing operations are located in approximately 70,000 square feet of leased office and storage space in Columbus, Ohio. The lease agreement commenced July 1, 2002 and will expire on June 30, 2004. The lease agreement provides for an annual base rent and operating expenses of approximately $984,000. Additionally, we have 25 leased sales and support offices throughout the United States and elsewhere.

ITEM 3.    LEGAL PROCEEDINGS

We are subject to legal proceedings and claims that arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on our business, financial condition or results of operations.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

(a)	The Company held a special meeting of the shareholders on June 20, 2002 (the “Meeting”).

(b)	Not applicable.

(c)
The only matters voted on at the Meeting were (i) a proposal to approve the issuance of the Convertible Notes (as defined below), the issuance of common shares upon conversion of the Initial Notes (as defined below) and the issuance of that portion of the Warrants issued to Lawrence J. Fox and James A. Rutherford pursuant to the Securities Purchase Agreement dated March 7, 2002 between the Company and the investors named therein (the “Convertible Note proposal”) and (ii) a proposal to approve the Amended and Restated Frontstep, Inc. Stock Option Plan for Outside Directors (the “Director Stock Option Plan proposal”).

The manner in which the votes were cast with respect to the Convertible Note proposal was as follows:

Shares Voted “For”	Shares Voted “Against”	Abstentions	Broker Non-Votes
3,989,816	482,766	15,339	None

The manner in which the votes were cast with respect to the Director Stock Option Plan proposal was as follows:

Shares Voted “For”	Shares Voted “Against”	Abstentions	Broker Non-Votes
7,341,320	302,621	15,730	None

(d)	Not applicable.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common shares are traded in the over-the-counter market and are quoted on the Nasdaq National Market (“NASDAQ”) under the symbol “FSTP”. As of September 20, 2002, we had approximately 212 shareholders of record. The following table sets forth, for the periods indicated, the range of high and low sale prices for Frontstep’s common shares as reported by NASDAQ:

	PRICE RANGE
	HIGH	LOW
FISCAL 2002
First Quarter	$4.24	$2.84
Second Quarter	5.25	2.85
Third Quarter	5.50	2.00
Fourth Quarter	3.47	2.68

FISCAL 2001
First Quarter	$10.00	$5.31
Second Quarter	6.88	2.63
Third Quarter	7.13	3.13
Fourth Quarter	3.90	1.89

We have never paid cash dividends on our shares.    We expect that all future earnings will be retained to finance our operations and for the growth and development of our business. Accordingly, we do not currently anticipate paying cash dividends on our shares in the foreseeable future. The payment of any future dividends will be subject to the discretion of the Board of Directors of Frontstep and will depend on our results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends and other factors the Board of Directors deems relevant. In addition, holders of Frontstep’s outstanding preferred shares may be entitled to receive dividends on the preferred shares prior to the payment of dividends on the common shares, in certain cases, under our Amended Articles of Incorporation.

Sale of Unregistered Securities

On March 7, 2002, we issued 600,000 warrants with an exercise price of $0.01 per share and 10% subordinated notes in the aggregate principal amount of $1.5 million (the “Initial Notes”) in a private placement to certain of our preferred shareholders, including Fallen Angel Equity Fund and entities affiliated with Morgan Stanley, and two other shareholders and directors of the Company, Lawrence J. Fox and James A. Rutherford (collectively, the “Investors”), pursuant to a Securities Purchase Agreement dated March 7, 2002 (the “Original Agreement”). The March transaction was part of an agreement by the Investors, subject to certain conditions, to provide a total of $5 million of funding to the Company. The warrants were issued in reliance upon an exemption from registration under Section 4(2) of the Act and Rule 506 promulgated by the Securities and Exchange Commission (the “Commission”) under the Act. Under the Original Agreement, we agreed to issue and sell to the Investors, subject to certain conditions, including the approval of the Company’s shareholders, in the aggregate an additional $3.5 million principal amount of 10% subordinated convertible notes due May 10, 2004 (the “Convertible Notes”). On June 20, 2002, shareholders of the Company approved the issuance of the Convertible Notes, the issuance of common shares upon conversion of the Initial Notes and the issuance of that portion of the warrants issued in March 2002 to Mr. Fox and Mr. Rutherford. On July 9, 2002, we entered into Amendment Number One to the Original Agreement (the “Amendment”) with the Investors and completed the closing of the Convertible Notes transaction. The closing constituted the “Convertible Closing” as such term is defined in the Original Agreement and, therefore, as a result of the closing, the Initial Notes became convertible into common shares of the Company, at the election of the holders, at a conversion price of $2.4876 per share at any time after

July 9, 2002. In addition, the Amendment permitted us to issue up to $3.5 million in principal amount of additional Convertible Notes to the Investors. By August 28, 2002 the remaining amount of Convertible Notes had been issued. Under the agreement with the Investors, we are required to file with the Commission a registration statement covering the resale by the Investors of the common shares issuable to them upon conversion of the Convertible Notes and the Initial Notes and upon exercise of the warrants.

In July 2001, we entered into a new credit facility arrangement with Foothill Capital Corporation. The credit facility includes a $15 million, three-year term note and a $10 million revolving credit facility. In connection with the new credit facility arrangement with Foothill, we issued to Foothill a warrant to purchase 550,000 common shares at an initial exercise price of $3.36 per share, which was the average of the closing bid price for our common shares for the 10 trading days immediately preceding the closing date for the new credit facility. The exercise price of the warrant and the number of common shares issuable upon exercise of the warrant are subject to adjustments from time to time under the anti-dilution provision contained in the warrant. The warrant expires in July 2006 and is exercisable at any time prior to its expiration. The warrant was amended and restated in November 2001 to clarify certain provisions relating to adjustments under the terms of the warrant upon the occurrence of certain events. The warrant (as originally issued and as amended and restated warrant) was issued in reliance upon an exemption from registration under Section 4(2) of the Act and Rule 506 promulgated by the Commission under the Act. As required by our agreement with Foothill, we filed with the Commission on October 11, 2001 a preliminary registration statement on Form S-3 covering the resale by Foothill of the shares issuable upon exercise of the warrant. The registration statement has not been declared effective by the Commission.

ITEM 6.	SELECTED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended June 30, 1998 through 2002 have been derived from the Consolidated Financial Statements of Frontstep. The selected consolidated financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Form 10-K/A (in thousands, except per share data).

	Year Ended June 30,
	2002 Restated	2001 Restated	2000 Restated	1999 Restated	1998 Restated
STATEMENT OF OPERATION DATA:
Total revenue	$92,666	$117,027	$128,763	$128,865	$96,982
Cost of revenue	44,753	58,745	61,623	52,018	35,315

Gross margin	47,913	58,282	67,140	76,847	61,667
Operating expenses:
Selling, general and administrative	41,921	62,847	57,583	56,588	43,981
Research and development	6,182	13,332	15,684	10,332	7,786
Amortization of acquired intangibles	1,777	3,285	3,571	2,118	1,546
Restructuring and other charges	—	6,403	1,120	835	6,683

Total operating expenses	49,880	85,867	77,958	69,873	59,996

Operating income (loss)	(1,967)	(27,585)	(10,818)	6,974	1,671
Other (expense) income, net	(2,142)	(510)	(966)	187	(214)

(Loss) income before income taxes	(4,109)	(28,095)	(11,784)	7,161	1,457
(Benefit from) provision for income taxes	(693)	(2,063)	(1,610)	2,761	3,307

Net (loss) income	$(3,416)	$(26,032)	$(10,174)	$4,400	$(1,850)

Net (loss) income per common share—diluted	$(0.44)	$(3.45)	$(1.37)	$0.61	$(0.29)

Weighted average shares outstanding—diluted	7,694	7,535	7,411	7,264	6,317

BALANCE SHEET DATA:
Working capital	$(6,380)	$1,719	$18,345	$20,782	$12,379
Total assets	75,112	74,341	96,126	92,215	67,801
Total long-term debt and lease obligations	1,031	8,742	3,169	5,759	2,305
Total shareholders’ equity	18,717	20,074	35,747	41,387	29,877

The Selected Financial Data for 2002, 2001 and 2000 has been restated as described in Note 3 to  the Consolidated Financial Statements. Restatements of fiscal years 1999 and 1998 are discussed in  Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the information set forth under Item 6—Selected Financial Data and the financial statements and the Notes to those statements included elsewhere in this Report on Form 10-K/A, as well as the following section titled “Factors That May Affect Future Results and Market Price of Stock” herein.

Overview

Frontstep, Inc. is a leading global provider of software and services for midsize discrete, to-order manufacturers and business units of larger companies. For more than 23 years, Frontstep has helped manufacturers create and implement business solutions — including extended ERP, customer relationship management, and supply chain management — that simplify and streamline business processes and operations. Through these innovative and practical solutions, manufacturers can respond better and faster to customers’ demands for quality products and services.

For the last several years, since the second quarter of fiscal 2000, our industry, and specifically, our Company have experienced (1) dramatic changes in worldwide economic conditions, (2) dramatic changes in our market conditions resulting from a recession in many manufacturing industries and (3) a lessening of information technology spending that is a result of these economic and market conditions. Prior to fiscal 2000, and well before these economic and market changes began to affect our results of operations, we began to enhance our product offerings beyond traditional ERP systems to participate in higher growth market segments. These enhancements include a comprehensive suite of integrated software and services that support (1) the management and resources of an enterprise, (2) customer relationship management and other front office business activities and (3) an enterprise’s supply chain management activities. In November 2000, the shareholders of the Company approved a change in the Company’s name to Frontstep, Inc. to reflect this transformation in our corporate identity. In July 2002, we achieved the culmination of these efforts with the announcement of SyteLine 7, a new version of our flagship ERP product that fully integrates the Company’s efforts in traditional ERP, customer relationship management and supply chain management. Additionally, the release of SyteLine 7 offers our customers a product based on Microsoft SQL Server 2000 technology which supports Microsoft’s .NET strategy. We believe our strategic efforts to develop this total business system on an industry-standard technology platform greatly expand our market opportunities, increase our potential for a stronger business partner network and will provide better gross margins in the years ahead.

However, over the last few years, it has been difficult to manage and predict our revenues due to ever more difficult economic conditions and a lack of demand from manufacturers who have significantly limited their capital spending budgets, especially for information technology investments. This situation has been most severe in North America which has been mired in a recession for nearly two years. We have reacted to these difficult economic and market conditions in several ways. We have accomplished significant reductions in the Company’s operating costs and we have completed several financing transactions; each with the intentions of balancing our costs with expected revenues and of ensuring adequate cash to meet our operating needs. In the quarter ended June 30, 2002, we reported operating income in excess of $1.0 million and net income of $457,000 or $0.04 per share.

Our expectations for our operating results in the September 2002 fiscal quarter and for the full fiscal year ending June 30, 2003 are conservative. We expect revenues during the September 2002 quarter to be slightly below the revenues reported for the most recent quarter ended June 30, 2002 and only modestly increase in our December 2002 quarter as a result of our SyteLine 7 announcement. We will continue to manage our costs very tightly. As a result, we believe that our operating results and EBITDA will be positive for the fiscal 2003 ending June 30, 2003 despite our expectation for continued difficulty in the economy and a lack of information technology spending in our target manufacturing market. While the economy has, at times, over the last several months, shown signs of improvement; we continue to be concerned about our ability to predict revenues in the near term, due to current economic and market conditions. As a result we may not achieve positive operating results in the current quarter ending September 30, 2002. The Company can provide no assurance that it will achieve these expected financial results for the September 2002 quarter or for the remainder of fiscal 2003.

Critical Accounting Policies

The Company’s total revenue is derived primarily from licensing software, providing related services, including installation, implementation, training, consulting and systems integration and providing maintenance and support on an annual basis. Revenue is accounted for in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended and interpreted from time to time. License fees revenue is generally recognized when the software product is shipped. Services revenues are recognized as the services are performed and revenues from maintenance agreements are billed periodically, deferred and recognized straight-line over the term of the agreements.

Cost of license fees revenue includes royalties, amortization of capitalized software development costs and software delivery expenses. Cost of service, maintenance and support revenue includes the personnel and related overhead costs for implementation, training and customer support services, together with fees paid to third parties for subcontracted services.

Selling, general and administrative expenses consist of personnel, facilities and related overhead costs, together with other operating costs of the Company, including advertising and marketing costs.

Research and development expenses include personnel and related overhead costs for product development, enhancement, upgrades, quality assurance and testing. The amount of such expenses is dependent on the nature and status of the development process for the Company’s products. Development costs capitalized in a given period are dependent upon the nature and status of the development process. Upon general release of a product, related capitalized costs are amortized over three to five years and recorded as license fees cost of revenue.

Frontstep’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, bad debts, intangible assets, restructuring costs, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition.    The Company’s total revenue is derived primarily from licensing software, providing related services, including installation, implementation, training, consulting and systems integration and providing maintenance and support on an annual basis. Revenue is accounted for in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended and interpreted from time to time.

Revenue is derived principally from the sale of internally produced software products and maintenance and support agreements from software sales. The Company licenses software generally under non-cancelable license agreements and provides product support services and periodic updates including training, installation, consulting and maintenance. License fees revenue is generally recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. For customer license agreements, which meet these recognition criteria, the portion of the fees related to software licenses, which is determined using the residual method, will generally be recognized in the current period, while the portion of the fees related to services is recognized as the services are performed. The amount allocated to services revenues is based on the Company’s standard rate per hour. Revenue from maintenance and support agreements, which is determined based on renewal rates, is billed periodically, deferred and recognized ratably over the life of the agreements. In the event revenue is contingent upon customer acceptance criteria, the Company defers that revenue until the contingencies are resolved.

Bad Debts.    A considerable amount of judgment is required when determining the allowance for bad debt, including assessing the probability of collection as well as the credit-worthiness of each customer. The Company has recorded bad debt reserves in recent periods due to recent economic conditions especially as they affect the Company’s customer base. The Company may determine in future periods that additional charges must be recorded.

Capitalized Software.    The Company capitalizes the cost of developing its software products in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Capitalized software is stated at the lower of cost or net realizable value. The Company’s judgment is required when determining the net realizable value of its software and any impairment loss could have a material adverse impact on our financial condition and results of operations.

Impairment of Intangible Assets.    The Company periodically evaluates acquired intangibles for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill and other intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Contingencies and Litigation.    The Company is subject to proceedings, lawsuits and other claims related to ongoing business and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. If an adverse judgment or outcome can be predicted, an accrual in the determined amount is recorded on the Company’s ledger. An accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company is not involved in any actions that currently require an accrual to be recorded.

Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement established a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 144 in the first quarter of fiscal 2003 and does not expect the adoption of this statement to have a material impact on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring). SFAS No. 146 is effective for exit or disposal activities that are initiated after December 15, 2002. Management does not expect adoption of this Statement to have a material impact on the Company’s consolidated financial statements.

Results of Operations

The fiscal year that ended June 30, 2002 is our “current fiscal year” or “fiscal 2002”. The prior year that ended June 30, 2001 is the “prior fiscal year” or “fiscal 2001”. The year ended June 30, 2000 is “fiscal 2000”.

Restatement

The Company has restated its financial statements for the years ended June 30, 2000, 2001, and 2002 (the “Restatement”) as described in Note 3 to the Consolidated Financial Statements. As described below, the Company has also restated 1998 and 1999.

The Company has a reseller’s agreement with Progress Software Corporation (“Progress”) under which it sells the Progress database and toolset for use with certain of its software products. The Company has concluded that, under the reseller’s agreement, reported revenues relating to the sale of initial Progress product support to its customers and the related annual customer renewals by its customers (“Progress Support Revenues”) primarily have the characteristics of and should be accounted for as post-contract customer support in accordance with AICPA Statement of Position 97-2 “Software Revenue Recognition.”

Previously, the Company had accounted for these revenues as license fees and recognized both the revenues and related royalty costs due to Progress at the time of the initial sale and at the time of each customer renewal. The Company has concluded that the appropriate accounting treatment of these revenues and related costs is to defer their recognition at the time of each transaction and to amortize these revenues and costs into the Statement of Operations ratably over the performance period, generally twelve months. Additionally, the Company has reclassified these revenues as maintenance revenue.

Additionally, due to the Progress restatement affecting the fiscal years ended June 30, 1998, 1999 and 2000; Ernst & Young, LLP (“E&Y”), the previous auditor of the Company, requested that certain adjustments and reclassifications that were previously deemed to be immaterial be adjusted for in our restated results for those years.

For the year ended June 30, 2002, the Progress restatement increased revenue by $80,000 or 0.1% of the previously reported revenue of $92,586,000. License revenue for the year reduced $6,910,000 or 19.5% to $28,462,000 from the previously reported $35,372,000. Maintenance and support revenue increased $6,990,000 or 19.7% to $42,417,000 from the previously reported $35,427,000. Cost of revenues increased by $51,000 or 0.1% of the previously reported cost of revenues of $44,702,000. The net of these changes resulted in a reduction in the net loss for the year by $29,000 or 0.8% of the previously reported net loss of $3,445,000. The balance sheet account entitled Deferred revenue increased as of June 30, 2002 by $2,611,000 or 13.9% from the previously reported balance of $18,796,000. Prepaid expenses increased $1,697,000 or 27.3% to $7,921,000 from the previously reported $6,224,000. Accounts payable and accrued expenses decreased $13,000 or 0.1% to $13,271,000 from the previously reported $13,284,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 2002 by $901,000 or 4.6% of the previously reported balance of $19,618,000.

For the year ended June 30, 2001, the Progress restatement decreased revenue by $49,000 or 0.0% of the previously reported revenue of $117,076,000. License revenue for the year reduced $7,020,000 or 13.7% to $44,289,000 from the previously reported $51,309,000. Maintenance and support revenue increased $6,971,000 or 20.0% to $41,817,000 from the previously reported $34,846,000. Cost of revenues decreased by $81,000 or 0.1% of the previously reported cost of revenues of $58,826,000. The net of these changes resulted in a reduction in the net loss for the year by $32,000 or 0.1% of the previously reported net loss of $26,064,000. The balance sheet account entitled Deferred revenue increased as of June 30, 2001 by $2,691,000 or 13.3% from the previously reported balance of $20,278,000. Prepaid expenses increased $1,748,000 or 46.5% to $5,504,000 from the previously reported $3,756,000. Accounts payable and accrued expenses decreased $13,000 or 0.1% to $15,597,000 from the previously reported $15,610,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 2001 by $930,000 or 4.4% of the previously reported balance of $21,004,000.

For the year ended June 30, 2000, the Progress restatement decreased revenue by $358,000 or 0.3% of the previously reported revenue of $128,908,000. License revenue for the year was reduced $6,532,000 or 11.3% to $51,326,000 from the previously reported $57,858,000. Maintenance and support revenue increased $6,174,000 or 19.6% to $37,598,000 from the previously reported $31,424,000. Cost of revenues decreased by $233,000 or 0.4% of the previously reported cost of revenues of $61,856,000. The net of these changes resulted in an increase in the net loss for the year by $125,000 or 1.2% of the previously reported net loss of $10,205,000. The balance sheet account entitled Deferred revenue increased as of June 30, 2000 by $2,643,000 or 14.5% from the previously reported balance of $18,223,000. Prepaid expenses increased $1,717,000 or 65.8% to $4,327,000 from the previously reported $2,610,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 2000 by $925,000 or 2.5% of the previously reported balance of $36,709,000.

For the year ended June 30, 1999, the Progress restatement decreased revenue by $11,000 or 0.0% of the previously reported revenue of $128,072,000. License revenue for the year reduced $5,759,000 or 8.5% to $61,664,000 from the previously reported $67,423,000. Maintenance and support revenue increased $5,748,000 or 21.5% to $32,450,000 from the previously reported $26,792,000. Cost of revenues decreased by $7,000 or 0.0% of the previously reported cost of revenues of $52,025,000. The net of these changes resulted in an increase in the net loss for the year by $4,000 or 0.0% of the previously reported net loss of $3,995,000. The balance sheet account entitled Deferred revenue increased as of June 30, 1999 by $2,284,000 or 13.3% from the previously reported balance of $17,209,000. Prepaid expenses increased $1,485,000 or 59.0% to $4,003,000 from the previously reported $2,610,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 1999 by $799,000 or 1.9% of the previously reported balance of $42,401,000.

For the year ended June 30, 1998, the Progress restatement decreased revenue by $594,000 or 0.6% of the previously reported revenue of $97,597,000. License revenue for the year reduced $5,739,000 or 9.8% to $52,759,000 from the previously reported $58,498,000. Maintenance and support revenue increased $5,145,000 or 13.2% to $44,244,000 from the previously reported $39,099,000. Cost of revenues decreased by $208,000 or 0.3% of the previously reported cost of revenues of $61,896,000. The net of these changes resulted in an increase in the net loss for the year by $208,000 or 15.3% of the previously reported net loss of $1,356,000. The balance sheet account entitled Deferred revenue increased as of June 30, 1998 by $2,273,000 or 17.3% from the previously reported balance of $13,155,000. Prepaid expenses increased $1,477,000 or 109.7% to $2,823,000 from the previously reported $1,346,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 1998 by $796,000 or 2.5% of the previously reported balance of $31,301,000.

For the year ended June 30, 2000, the restated financial statements also include certain adjustments and reclassifications that were previously deemed to be immaterial. The effect increased revenue by $213,000 or 0.2% of the previously reported revenue of $128,908,000. License revenue for the year increased $133,000 or 0.2% from the previously reported $57,858,000. Maintenance and support revenue increased $80,000 or 0.3% from the previously reported $31,424,000. Operating costs increased by $110,000 or 0.1% of the previously reported operating costs of $77,848,000. The income tax benefit increased by $53,000 or 3.4% of the previously reported income tax benefit of $1,557,000. The net of these changes resulted in a decrease in the net loss for the year by $156,000 or 1.5% of the previously reported net loss of $10,205,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at that date by $37,000 or 0.1% of the previously reported balance of $36,709,000.

For the year ended June 30, 1999, the restated financial statements also include certain adjustments and reclassifications that were previously deemed to be immaterial. The effect reduced revenue by $196,000 or 0.2% of the previously reported revenue of $128,072,000. License revenue for the year decreased $55,000 or 0.1% from the previously reported $67,423,000. Services revenue decreased $119,000 or 0.3% from the previously reported $34,857,000. Maintenance and support revenue decreased $22,000 or 0.1% from the previously reported $26,792,000. Operating costs decreased by $120,000 or 0.2% of the previously reported operating costs of $69,993,000. Other income and expenses increased $36,000 or 23.8% from the previously reported $151,000. The provision for income taxes increased by $445,000 or 13.9% of the previously reported income tax of $3,206,000. The net of these changes resulted in an increase in the net income for the year by $405,000 or 10.1% of the previously reported net income of $3,999,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at that date by $215,000 or 0.5% of the previously reported balance of $42,401,000.

For the year ended June 30, 1998, the restated financial statements also include certain adjustments and reclassifications that were previously deemed to be immaterial. The effect reduced revenue by $21,000 or 0.0% of the previously reported revenue of $97,597,000. License revenue for the year decreased $142,000 or 0.2% from the previously reported $58,498,000. Maintenance and support revenue increased $121,000 or 0.3% from the previously reported $39,099,000. Operating costs increased by $118,000 or 0.2% of the previously reported operating costs of $59,878,000. Other income and expenses decreased $36,000 or 20.2% from the previously reported $178,000. The provision for income taxes increased by $111,000 or 3.5% of the previously reported income tax of $3,196,000. The net of these changes resulted in a increase in the net loss for the year by $286,000 or 21.1% of the previously reported net loss of $1,356,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at that date by $628,000 or 2.0% of the previously reported balance of $31,301,000.

The restatement of our financial statements discussed in Note 3 of Notes to Consolidated Financial Statements triggered a violation of the financial covenants under our Foothill Credit Facility. Foothill has agreed to waive the violation and reset the covenants for the remainder of fiscal 2003. The amendment also includes certain non-financial covenants related to the strategic planning of the Company that could lead to an acceleration of our repayment obligation under the arrangement. While we expect to be able to comply with the terms of the amended agreement there can be no assurance that the debt will not be accelerated. Accordingly, we have reclassified the amounts outstanding under the arrangement as a current liability in the accompanying consolidated balance sheet.

The financial statements included herein reflect the restatement. The following discussion reflects effects of the restatement.

Fiscal 2002 Compared to Fiscal 2001

Revenue.    Total revenue decreased $24.4 million, or 20.8%, to $92.7 million in fiscal 2002 from $117.0 million in fiscal 2001. The total revenue mix is shown in the table below (in thousands, except percentage data):

	Fiscal Years Ended June 30,
	2002		2001
License fees revenue	$28,462	30.7%	$44,289	37.8%
Service revenue	21,787	23.5%	30,921	26.4%
Maintenance and support revenue	42,417	45.8%	41,817	35.8%

Total revenue	$92,666	100.0%	$117,027	100.0%

License fees revenue decreased 35.7% in the current fiscal year from the prior fiscal year. We believe that the decrease in license fees revenue in fiscal 2002 is industry-wide due to the current economic climate that is causing our customers and potential customers to defer their buying decisions related to large capital investments, particularly information technology investments. The Company further believes that our customers in North America have been impacted more dramatically than elsewhere in the world. Our license fees revenues in Europe improved from fiscal 2001 and were comparable to fiscal 2001 license fees revenues in Asia Pacific. We expect that license fees revenues will remain stable or decline slightly in the September 2002 quarter and will not begin to grow again until the current economic climate improves and demand for our products improves as a result.

Service revenue decreased 29.5% in the current fiscal year from the prior fiscal year. The decrease is primarily the result of the significant decline in license fees revenues in the current fiscal year as compared to such revenues in the prior fiscal year. Service revenues in particular are directly dependent on new license purchases by new and existing customers. We expect that service revenues have stabilized and will remain stable in the September 2002 quarter. We do not expect any growth to occur until license fees revenue improve.

Maintenance and support revenue increased 1.4% in the current fiscal year from the prior fiscal year. Maintenance and support revenue increased as a percentage of total revenue primarily due to the lower license fees and service revenue. Our maintenance and support revenues have been stable after several years of growth. Stability in maintenance and support revenues in the coming year is dependent upon continued renewals of such maintenance and support by our existing customers. We believe that the release of SyteLine 7 will enhance the value of such arrangements to our customers and that there will be sufficient renewals in the coming year to provide for stable maintenance and support revenues.

Cost of Revenue.    Total cost of revenue as a percentage of total revenue decreased to 48.3% for the current fiscal year from 50.2% for the prior fiscal year.

Cost of license fees revenue decreased $4.3 million, or 24.9%, to $13.0 million in the current fiscal year from $17.3 million in the prior fiscal year and as a percentage of license fees revenue, increased to 45.6% in the current fiscal year from 39.0% in the prior fiscal year. Fiscal year 2001 includes $1.9 million of capitalized software written off as part of restructuring the business. In the current fiscal year, the increase as a percentage of license fees revenue is primarily attributable to the effects of product mix relative to third-party product royalty arrangements, discounting as a result of weakened demand and lower license fees revenue affecting certain fixed and related costs. Cost of license fees revenue includes certain fixed components including amortization of capitalized software. Amortization of capitalized software has increased in the current fiscal year over the amount of amortization in the prior fiscal year.

Cost of service, maintenance and support revenue decreased $9.7 million, or 23.4%, to $31.8 million in the current fiscal year from $41.5 million in the prior fiscal year and as a percentage of service, maintenance and support revenue, decreased to 49.5% in the current fiscal year from 57.0% in the prior fiscal year. The decrease in cost is attributable to a decline in service revenue for the reasons discussed above and significant cost reductions as part of the Company’s overall restructuring efforts. The percentage decrease is primarily due to greater percentage in the current year of maintenance and support revenues relative to service revenue which have higher margins than service revenues.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased $20.9 million, or 33.3%, to $41.9 million in the current fiscal year from $62.8 million in the prior fiscal year. Such expenses as a percentage of total revenue decreased to 45.2% in the current fiscal year from 53.7% in the prior fiscal year. The decrease in costs and as a percentage of total revenue is attributable to the Company’s efforts since April 2001 to significantly reduce its operating costs and to a $6.8 million charge to write-off certain accounts receivable which was recorded in the prior fiscal year.

Research and Development.    Total research and development costs, including amounts capitalized, were $13.7 million in the current fiscal year, a decrease of $4.7 million or 25.4% from $18.4 million of such costs in the prior fiscal year. Total research and development costs decreased as a percentage of total revenues to 14.8% in the current fiscal year from 15.7% in the prior fiscal year. Although total research and development spending decreased from the prior fiscal year, we are continuing to spend a substantial portion of total revenues on the development of our expanded product offerings and product capabilities, development of future releases of our ERP software and development of interfaces with third-party software products. We believe that these investments are critical to the success and market acceptance of our new product offerings and total suite of comprehensive business systems.

We capitalized development costs of $7.6 million during the current fiscal year and $5.1 million during the prior fiscal year. We amortized $6.6 million during the current fiscal year and $5.1 million during the prior fiscal year.

Restructuring and Other Charges.    In April 2001, we announced a broad restructuring plan in order to reduce the Company’s workforce, reduce expenses associated with non-essential activities and to improve the Company’s ability to be profitable at lower levels of revenue. We reduced our worldwide workforce by approximately 20%, discontinued certain product development and other non-essential activities and closed certain office facilities. In relation to this restructuring plan, we also wrote-off certain accounts receivable and other non-performing assets. We do not believe that the restructuring has had or will have a significant negative impact to our business operations because our personnel and facilities were in excess of needed levels. The significant and positive impact of this restructuring effort on our operating costs is discussed above.

As a result of the April 2001 restructuring plan, the Company recorded pre-tax restructuring and other charges of $4.2 million during the year ended June 30, 2001. Of these charges, $80,000 was non-cash primarily relating to the write-off of non-performing assets and $4.1 million represented future cash requirements. The Company expended $2.1 million of the cash requirements in fiscal 2001 and $1.2 million in fiscal year 2002, primarily in the first two fiscal quarters. Certain cash requirements will occur in future fiscal periods. See “Note 2—Restructuring and Other Charges” in Item 8 in this Annual Report.

The Company’s restructuring plan consisted of the following significant items:

•	Employee separation costs of $2.2 million—The Company reduced its workforce by approximately 20%, or 162 employees. These costs consist primarily of severance for these employees.

•
Contract termination liabilities of $900,000—The Company elected to discontinue its SyteCentre ERP product to focus resources on the Company’s primary ERP product, SyteLine. The Company also discontinued its ASP hosting solution and its Internet procurement software due to sluggish demand and unprofitable operations. As a result, the Company reserved $900,000 to cover anticipated contractual obligations and costs associated with customers currently using the discontinued products and services.

•
Facility closure costs of $1.2 million—The Company recorded approximately $1.2 million of costs associated with closing certain offices in Arizona, California, Canada and Asia. Cancelable lease term costs were based on actual determinable amounts. For those leases with non-cancelable lease terms, the Company assumed that subleases would be obtained after a one-year period.

In July 2000, the Company announced several structural changes to discontinue certain business operations, write off non-performing assets and to restructure the Company to better focus on its core business strategy. These changes included divesting the Company’s FieldPro subsidiary, terminating the operations of its e-Mongoose, Inc. subsidiary, consolidating the Company’s product development organizations and restructuring the Company’s sales channels. In connection with this announcement, the Company recorded a non-recurring charge of $429,000, pre-tax, in the three months ended June 30, 2000 and an additional non-recurring charge of $2.2 million, pre-tax, in the three months ended September 30, 2000. The aggregate pre-tax charge of $2.6 million included non-cash charges of $429,000 related primarily to the sale of Visual Applications Software, Inc. The remaining $2.2 million was related to the reduction of the Company’s headcount. The headcount reduction included approximately 90 employees associated with the operations discussed above and others terminated as part of the restructuring. The costs were for severance payments and were paid during the year ended June 30, 2001. No accruals remain for these costs as of June 30, 2001.

Benefit from Income Taxes.    The benefit from income taxes for the current and prior fiscal years reflects an effective tax rate of 16.9% and 7.3%, respectively. The effective tax rate in the current fiscal year differs from the expected corporate tax rate primarily due to valuation allowances recorded against the deferred tax assets.

Fiscal 2001 Compared To Fiscal 2000

Revenue.    Total revenue decreased $11.7 million, or 9.1%, to $117.0 million in fiscal 2001 from $128.8 million in fiscal 2000. The total revenue mix is shown in the table below (in thousands, except percentage data):

	Fiscal Years Ended June 30,
	2001		2000
License fees revenue	$44,289	38.7%	$51,459	40.0%
Service revenue	30,921	26.4%	39,626	30.8%
Maintenance and support revenue	41,817	35.8%	37,678	29.2%

Total revenue	$117,027	100.0%	$128,763	100.0%

License fees revenue decreased 13.9% in fiscal 2001 from fiscal 2000. We believe that the decrease in license fees revenue in fiscal 2001 was due to the economic climate which caused our customers and potential customers to defer their buying decisions related to large capital investments, particularly information technology investments.

Service revenue decreased 22.0% in fiscal 2001 from fiscal 2000. The decrease was primarily the result of sluggish license fees revenue experienced by the Company in fiscal 2001. Service revenues in particular are directly dependent on new license purchases by new and existing customers, which decreased 13.9% in fiscal 2001 from fiscal 2000. Maintenance and support revenue increased 11.0% due primarily to steadily improving number of active customer contracts over the last few years as the base of customers under such programs has continued to grow.

Cost of Revenue.    Total cost of revenue as a percentage of total revenue increased to 50.2% for the 2001 fiscal year from 47.9% for the 2000 fiscal year.

Cost of license fees revenue increased $0.0 million, or 0.1%, to $17.3 million in fiscal 2001 from $17.3 million in fiscal 2000 and as a percentage of license fees revenue, increased to 39.0% in fiscal 2001 from 33.5% in fiscal 2000. Both years include $1.9 million of capitalized software written off as part of restructuring the business in each of these years. The percentage increase was primarily attributable to an increase in the number of third party product vendors included in our new product offerings, discounting as a result of weakened demand and lower license fees revenue affecting certain fixed and related costs.

Cost of service, maintenance and support revenue decreased $2.9 million, or 6.5%, to $41.5 million in fiscal 2001 from $44.4 million in fiscal 2000 and as a percentage of service, maintenance and support revenue, decreased to 57.0% in fiscal 2001 from 57.4% in fiscal 2000. The decrease in cost was attributable to a decline in service revenue resulting from sluggish license fees revenue in fiscal 2001 and the percentage decrease was primarily due to the continued growth of maintenance and support revenues which have higher margins than service revenues. As noted above, service revenues in particular are directly dependent on new license purchases by new and existing customers.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $5.3 million, or 9.1%, to $62.8 million in fiscal 2001 from $57.6 million in fiscal 2000. Such expenses as a percentage of total revenue increased to 53.7% in fiscal 2001 from 44.7% in fiscal 2000. The increase in costs and in the percentage of such costs to total revenue in fiscal 2001 was attributable to a $6.8 million charge to write-off accounts receivable, offset by the initial impact of the Company’s restructuring that commenced in April 2001, the full effect of which substantially reduced such costs in fiscal 2002.

Research and Development.    Total research and development costs, including amounts capitalized, decreased $4.2 million or 18.5%, to $18.4 million for fiscal 2001 from $22.6 million for fiscal 2000 and decreased as a percentage of total revenues to 15.7% in fiscal 2001 from 17.5% in fiscal 2000. Although total research and development spending decreased from the prior fiscal year, we continued to spend a substantial portion of total revenues on the development of our expanded product offerings and product capabilities, development of future releases of our ERP software and development of interfaces with third-party software products. We believe that these investments were critical to the success and market acceptance of our new product offerings and total suite of comprehensive business systems.

Restructuring and Other Charges.    In April 2001, we announced a broad restructuring plan in order to reduce the Company’s workforce, reduce expenses associated with non-essential activities and to improve the Company’s ability to be profitable at lower levels of revenue. This restructuring is discussed above under the section entitled “Fiscal 2002 Compared to Fiscal 2001”.

Benefit from Income Taxes.    The benefit from income taxes for the 2001 and 2000 fiscal years reflects an effective tax rate of 7.3% and 13.7%, respectively. The effective tax rate in the current fiscal year differs from the expected corporate tax rate primarily due to valuation allowances recorded against the deferred tax assets related to net operating losses incurred domestically.

Quarterly Results (Restated)

	Three Months Ended
	(in thousands)
	Fiscal 2002				Fiscal 2001
	June 30	March 31	December 31	September 30	June 30	March 31	December 31	September 30
Total revenue	$22,469	$21,785	$23,306	$25,106	$28,708	$26,498	$33,585	$28,236
Gross margin	11,617	10,880	11,573	13,843	16,075	9,663	18,706	13,838
Operating income (loss)	1,008	(1,260)	(2,514)	799	(4,985)	(15,870)	(1,587)	(5,143)
% of total revenue Gross margin	51.7%	49.9%	49.7%	55.1%	56.0%	36.5%	55.7%	49.0%
Operating income (loss)	4.5%	(5.8)%	(10.8)%	3.2%	(17.4)%	(59.9)%	(4.7)%	(18.2)%

The quarterly results for fiscal 2002 and 2001 have been restated as described in Note 3 to the Consolidated Financial Statements.

Our results of operations have fluctuated on a quarterly basis. Our expenses, with the principal exception of sales commissions and certain components of cost of revenue, are generally fixed and do not vary with revenue. As a result, any shortfall of actual revenue in a given quarter would adversely affect net earnings for that quarter. Further explanation of significant variations by quarter is as follows:

Fiscal 2001:

Quarter Ended September 30, 2000.    The Company continued to experience decreasing revenues, for the economic and market reasons discussed under “Overview” above. Total revenues decreased by approximately $2.5 million, or 8.1%, from the prior quarter ended June 30, 2000. The Company’s operating results were negatively affected by the Company’s investments related to new products as discussed above in the section entitled “Fiscal 2001 Compared to Fiscal 2002, Research and Development”. These operating results include an additional non-recurring restructuring charge of $2.1 million for reductions in workforce and related costs, which contributed to a reported operating loss of $5.1 million.

Quarter Ended December 31, 2000.    The Company experienced a $5.3 million, or 18.9%, growth in total revenues due to strong license sales for the first time since the year earlier December quarter. The strong demand was partially a result of new product offerings and the related development expenditures of the prior several quarters. Gross margin increased $4.9 million, or 35.2%, to 55.7% of revenues compared to 49.0% for the prior quarter. This was primarily due to strong revenues offsetting the impact of the fixed expenses. While the Company continued to make significant investment in research and development relating to these new products and to maintain the supporting infrastructure, the operating loss in the quarter was $1.6 million, significantly less than recent quarters as a result of the stronger revenues.

Quarter Ended March 31, 2001.    Total revenues decreased $7.1 million, or 21.1%, from the prior quarter ended December 31, 2000. While the Company had anticipated a continued improvement in revenues from stronger demand as was evidenced in the prior quarter, customers chose to defer planned purchases in response to economic turmoil and a rapidly slowing economy. The decrease in revenues directly impacted both gross margin and operating losses due to the fixed nature of the Company’s expenses. Gross margin declined $9.0 million, or 48.3%, to 36.5% of revenues from 55.7% in the prior quarter. This was primarily due to decreased revenues and the fixed nature of many of the costs associated with product sales. The Company reported an operating loss of $15.9 million, of which $580,000 was a non-recurring non-cash restructuring charge. The Company also incurred one-time non-cash charges totaling $8.8 million for write-offs of certain accounts receivable and capitalized software related to discontinued products and services.

Quarter Ended June 30, 2001.    The Company experienced a $0.6 million, or 6.3%, improvement in license fees revenue compared to the prior quarter ended March 31, 2001. This increase was a result of modest improvements in customer purchasing behavior following the March quarter. Gross margin improved $6.4 million, or 66.4%, to 56.0% of revenues from 36.5% for the prior quarter. This improvement was a result of the revenue increase and cost reductions associated with the restructuring of the business in April 2001. The April restructuring also significantly reduced the Company’s selling, general and administrative expenses and research and development expenses. The Company reported an operating loss of $5.0 million of which $3.7 million was a non-recurring charge relating to the April restructuring.

FISCAL 2002:

Quarter Ended September 30, 2001.    The Company continued to experience decreasing revenue for the same reasons as discussed in the prior quarters above, but heightened by the events of September 11th and the impact of these on the economy, particularly in North America. Total revenues decreased by approximately $3.6 million, or 12.5%, from the prior quarter ended June 30, 2001. However, the Company’s operating results were positively impacted by the Company’s restructuring efforts. Operating expenses were down $8.0 million, or 38.1%, from the prior quarter ended June 30, 2001. This resulted in an operating income of $0.8 million for the quarter.

Quarter Ended December 31, 2001.    Despite an expectation for an improvement in the economy and in market conditions, the Company experienced a further reduction in revenue of $1.8 million, or 7.2%. License fees revenue was down and service revenue was down approximately $1.0 million from the September quarter. The Company believes the lingering effect of the events of September 11th and further economic weakness impacted our ability to achieve our expected financial results. We reported an operating loss of $2.5 million for the quarter.

Quarter Ended March 31, 2002.    Total revenues decreased $1.5 million, or 6.5%, from the prior quarter ended December 31, 2001. The Company expected revenue to continue to be flat from the prior quarter; however, customers continued to defer planned purchases in response to economic turmoil and a recession in the North American economy. However, the Company took action in January 2002 to further reduce its operating costs in an effort to return to profitability at lower revenue levels. The Company’s cost reductions included workforce reductions and streamlining of operations by reducing the number and size of office facilities. As a result of these actions, operating expenses continued to decline. However, the effect of reduced revenue caused us to report an operating loss of $1.3 million for the quarter.

Quarter Ended June 30, 2002.    The Company experienced a $0.7 million, or 3.1%, improvement in revenues compared to the prior quarter ended March 31, 2002. This increase was a result of modest improvements in customer purchasing behavior following the March quarter, especially in license fees revenue. The Company also realized a greater impact of the January cost reduction actions. These positive trends in both revenue and operating costs resulted in reported operating income of $1.0 million for the quarter.

For additional discussion of quarterly fluctuations refer to previously filed quarterly reports on Form 10-Q.

Liquidity and Capital Resources

As of June 30, 2002, we had cash and cash equivalents of $3.4 million and working capital deficit of $6.4 million. During the fiscal year ended June 30, 2002, we generated $3.7 million of cash from operating activities, including the restructuring and other charges described above. We purchased $119,000 of property and equipment and used $7.6 million for capitalized software.

In July 2001, the Company executed a new credit facility (the “Credit Facility”) with Foothill Capital Corporation (“Foothill”). The Credit Facility includes a $15,000,000 three-year term note and a $10,000,000 revolving credit facility. Availability under the Credit Facility is based on and secured by qualifying accounts receivable originating within the United States and Canada. The revolving credit facility bears interest either at the Federal Funds rate plus 1.5%, or at the Eurodollar market rate plus 3.0%. The term note bears interest at the rate of 10.5% plus 1.5% per annum added to principal. The term note is payable in monthly installments commencing October 1, 2001. The Credit Facility is subject to customary terms and conditions and includes financial covenants for maintenance of a minimum tangible net worth, a minimum level of earnings before interest, taxes, depreciation and amortization and a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization. The proceeds from the Credit Facility were used to repay, in full, the Company’s revolving credit facility with PNC Bank, National Association.

On November 9, 2001, the Company and Foothill amended the Credit Facility to allow for temporary increased borrowing capacity through January 31, 2002 to support the Company’s cash needs. Also as part of the amendment, all financial covenants were modified to give account to the current economic conditions affecting the Company. The modification of the financial covenants was effective starting as of September 29, 2001.

On February 14, 2002, the Company and Foothill amended the Credit Facility, again due to economic conditions affecting the Company. The amendment provided the Company with certain additional borrowing availability on a temporary basis until July 15, 2002 and allowed the Company to defer principal payments due under the primary term note for a six-month period commencing in January 2002. Also, the financial covenants were modified to reflect the current economic environment. The Company and Foothill further amended the credit facility on July 15, 2002 to extend a portion of the additional availability to August 15, 2002.

On September 15, 2002, effective June 28, 2002, the Company and Foothill amended the agreement to modify the covenants to reflect the restatement of the Company’s financial statements for the year ended June 30, 2001 and quarter ended March 31, 2002 and at June 30, 2002. After giving effect to these modifications, the Company was in compliance with the financial covenants under the Credit Facility.

As we discussed in “Overview” above, it has been difficult in the last several quarters to manage and predict our revenues for any quarterly period. While customer activity has not diminished recently, economic conditions and industry-wide lack of demand for new investments may cause us to generate less revenue than we expect. If we do not generate sufficient revenue to meet our forecast in any quarter in the 2003 fiscal year, the Company may not be in compliance with one or more of the financial covenants under the Credit Facility.

In August 2002, we completed the funding of $3.5 million from the issuance of Convertible Notes (See “Item 1. Business—Sale of Unregistered Securities” herein). However, we continue to experience difficulties in meeting all of our cash operating needs, due to unpredictability in our revenues and the impact of economic conditions on our customers. If we do not meet our revenue expectations in any quarters in the 2003 fiscal year, we may have further difficulty in meeting our operating cash needs.

On September 30, 2002, the Company and Foothill amended the Credit Facility with respect to the financial covenants for the quarter ending September 30, 2002 and reset the covenants for the balance of fiscal 2003. This amendment was completed due to the current economic and market conditions.

We have been able to demonstrate positive financial results and positive cash flows as evidenced by the results for the quarter ended June 30, 2002. We also believe that our restructuring efforts in the last several months, and our tight cost management since that time, will support our efforts to achieve quarterly profitability and positive cash flow from operations in the future. By doing so, we expect to be able, over time, to improve our cash to meet operating needs and to meet the financial covenants imposed under the Credit Facility. As such, we believe we will have sufficient cash and cash flow from operations to satisfy cash flow needs for the next 12 months.

The restatement of our financial statement discussed in Note 3 of Notes to Consolidated Financial Statements triggered a violation of the financial covenants under our Foothill Credit Facility. Foothill has agreed to waive the violation and reset the covenants for the remainder of fiscal 2003. The amendment also includes certain non-financial covenants related to the strategic planning of the Company that could lead to an acceleration of our repayment obligation under the arrangement. While we expect to be able to comply with the terms of the amended agreement there can be no assurance that the debt will not be accelerated. Accordingly, we have reclassified the amounts outstanding under the arrangement as a current liability in the accompanying consolidated balance sheet.

There can be no assurance that we can achieve levels of quarterly revenue sufficient to satisfy our cash flow needs or to meet the financial covenants of the Credit Facility in future periods and that the bank will continue to provide special financing arrangements to support us in meeting our operating cash needs, including execution of the proposed amendment. We continue to evaluate the Company’s strategic and business alternatives. Such alternatives include, but are not limited to, seeking additional sources of capital, further cost-cutting actions, merger with, acquisition of or sale to another software company, or other financial restructuring. All of the Company’s strategic efforts are being directed toward 1) reviewing and evaluating our strategic and business alternatives, 2) continuing to serve our customers needs, 3) advancing our product strategies, which includes SyteLine 7 and our other product offerings and 4) improving the Company’s competitive position for the future.

Factors That May Affect Future Results and Market Price of Stock

Changes in demand for our products and services could cause potential significant fluctuations in our quarterly and annual operating results. Our operating results may vary significantly from quarter to quarter. Our quarterly operating results are affected by a number of factors that could materially and adversely affect our revenues and profitability. These factors also make estimation of operating results prior to the end of a quarter extremely uncertain. These factors include:

•	demand for our products and services

•	competitive conditions in the software industry

•	the timing of the introduction or market acceptance of new or enhanced products which we offer or which are offered by our competitors

•	the potential for delay or deferral of customer purchases of our products in anticipation of product enhancements or new product offerings by us or our competitors

•	the timing of any acquisitions by us and related write-offs

•	the mix of our product and services net revenues

•	the mix of our North American and international net revenues

•	dependence on a few very large new license sales in each quarter to meet our quarterly goals

•	general economic conditions and other factors affecting capital expenditures by our customers

•	the size, timing and structure of significant licenses with our customers

•	the entry of new competitors and technological advances by competitors

•	delays in localizing our products for new markets

•	product life cycles

The purchase of our products and services may involve a significant commitment of capital and other resources by our customers. As a result, the sales cycles for our products and services, from initial evaluation to delivery or performance, vary from customer to customer. The timing of individual sales is difficult to predict, and sales can occur in quarters subsequent to those anticipated by us. In addition, sales through indirect channels, such as through business partners, are difficult to predict and may have lower profit margins than direct sales.

Our revenues in any quarter are substantially dependent on orders signed and shipped in that quarter. Typically, we realize higher revenues in our second and fourth fiscal quarters. Generally, we record a majority of our quarterly revenues in the third month of each quarter, mostly in the latter half of the third month. We believe that the fluctuations in our operating results is caused primarily by the budgeting cycles of our customers and established buying patterns by our customers or potential customers in the industry. As a result, our quarterly operating results are difficult to predict. In addition, delays in product delivery or in closings of sales near the end of a quarter could cause our quarterly operating results to fall substantially short of anticipated levels.

Adverse economic conditions in the general business economy or specifically in the manufacturing industries we serve could result in reduced purchases of our products and services. Our customers are primarily discrete to-order manufacturers. Our business depends substantially upon the capital expenditures of our customers. Capital expenditures by our customers are somewhat dependent upon the demand for their manufactured products and the strength of their financial condition. A recession or other adverse economic event in general or one that specifically affects manufacturers could cause them to curtail or delay capital expenditures for computer software products. Any significant changes in the timing or amount of capital expenditures by manufacturers could have a material adverse effect on our business, operating results and financial condition.

Industries in which our customers operate have been affected by weakened demand for their products for approximately one to two years and we believe that the demand for our products and services has already been significantly impacted, which has negatively affected our financial results and financial condition. However, there can be no assurance that economic conditions relating to our customers or potential customers will not become more severe.

Any decrease in our licensing activity is likely to result in reduced services revenue in future periods. Our service, maintenance and support revenue is derived from our installation, implementation, training, consulting, systems integration and software product maintenance and support services. Typically a decrease in our service, maintenance and support revenue follows a decrease in our licensed software installations. Our ability to maintain or increase our service, maintenance and support revenue depends in large part on our ability to increase our software licensing activity.

The market for our products is characterized by rapid technological change, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards can cause customers to delay their purchasing decisions and render existing products obsolete and unmarketable. The life cycles of our software products are difficult to estimate. Consequently, our future success will depend, in part, upon our ability to continue to enhance our existing products and to develop and introduce in a timely manner new products with technological developments that satisfy customer requirements and achieve market acceptance. There can be no assurance that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner or that products, capabilities or technologies developed by others will not render our products or technologies obsolete or noncompetitive or shorten the life cycles of our products. If we are unable to develop on a timely and cost-effective basis new software products or enhancement to existing products, or if our products or enhancements do not achieve market acceptance, our business, operating results and financial condition may be materially adversely affected.

We derive a significant portion of our business from operations that are subject to foreign economic conditions and currency fluctuations. We derive a significant portion of our business from international sales. We expect to continue to expand our international operations, which will require significant management attention and financial resources. Our international operations are subject to various risks, including the following:

•	the impact of a recession in foreign countries, particularly in Europe and the Asia/Pacific regions

•	cultural and language difficulties associated with serving customers and localizing products

•	staffing and management problems related to foreign operations

•	exchange controls and reduced protection for intellectual property in some countries

•	political instability

•	unexpected changes in foreign regulatory requirements

•	difficulties in collecting accounts receivable and longer collection periods

•	restrictions on the repatriation of foreign earnings

•	the impact of local economic conditions and practices

•	fluctuations in foreign exchange rates

•	potential adverse foreign tax consequences

Termination of agreement with Progress would cause a disruption of service to our customers and may result in lower operating margins or a loss of business. Our core product, SyteLine, through version 6.0, is written in Progress, a proprietary programming language which we license from Progress Software Corporation. We market and distribute Progress in connection with the sale of our products under a non-exclusive agreement with Progress. The agreement may be terminated by either party upon written notice to the other party. In addition, the agreement may be terminated immediately by either party if a material breach of the agreement by the other party continues after written notice. Our relationship with Progress involves other risks which could have a material adverse effect on our business, operating results or financial condition, including the following:

•	the failure of Progress to continue its business relationship with us

•	the failure of Progress to develop, support or enhance Progress in a manner that is competitive with enhancements of other programming languages

•	delays in the release of Progress products or product enhancements that require a delay in the release of our products or product enhancements

•	the loss of market acceptance of Progress and its relational database management system

•	our inability to migrate our software products to other programming languages on a timely basis if Progress is no longer available

We have begun to mitigate these risks for future periods by developing SyteLine Version 7.0 which was released in September 2002 and does not require the use of the Progress database or toolset.

Conversion of our outstanding Series A preferred shares or our Convertible Notes and exercise of our outstanding warrants could result in substantial dilution, a detrimental effect on the market liquidity of our common shares and ability to raise additional capital, and a significant decline in the market value of our common shares. As of September 20, 2002, we had approximately 7,568,218 common shares outstanding. As of this date we had 2,267,732 additional common shares reserved for issuance upon conversion of our outstanding Series A preferred shares, 2,009,969 additional common shares reserved for conversion of our Convertible Notes and 1,603,546 additional shares reserved for exercise of our outstanding warrants. Our Series A preferred shares, Convertible Notes and outstanding warrants also contain or are subject to various anti-dilution and similar provisions which may require us to issue additional common shares in certain circumstances. If these securities are converted or exercised, other holders of our common shares may experience significant dilution in the market value of our common shares held by them. If the holders were to sell all or a substantial amount of those common shares into the open market, the sales could have a negative effect on the market price of our common shares. The sales also might make it more difficult for us to sell equity or equity-related securities in the future at a price we deem appropriate.

We have no intention of paying cash dividends. We have never paid any cash dividends on our common shares. We currently intend to retain all future earnings, if any, for use in our business and we do not expect to pay any cash dividends in the foreseeable future. In addition, dividend payments to holders of our common shares are subject to the rights of holders of our preferred shares. As long as our Series A preferred shares are outstanding, no dividends may be declared or paid on our securities that rank junior to our Series A preferred shares, including our common shares, unless all required cumulative dividends are paid or a sum sufficient for the payment of the dividends is set apart for such payment.

Turnover in our senior management or other key employees could have a material adverse effect on our business, operating results and financial condition. Our success depends to a significant extent upon senior management and other key employees. The loss of one or more key employees could have a material adverse effect on our business. We do not have employment agreements with our executive officers, except Stephen A. Sasser, our President and Chief Executive Officer, and we do not maintain key man life insurance on our executive officers. We believe that our future success will depend in part on our ability to attract and retain highly skilled technical, managerial, sales, marketing, service and support personnel. Competition for personnel in the computer software industry has historically been intense. There can be no assurance that we will be successful in attracting and retaining key personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Our success is dependent in part upon our proprietary technology and other intellectual property. Our ability to compete is dependent in part upon our internally developed proprietary intellectual property. We regard our products as proprietary trade secrets and confidential information. We rely largely upon a combination of copyright, trade secret and trademark laws, license agreements with our customers, distribution agreements with our distributors, and our own security systems, confidentiality procedures and employee agreements to maintain the confidentiality and trade secrecy of our products. In certain cases, we also seek to protect our programs, documentation and other written materials through registration of our trademarks and service marks and copyrights of our products under trademark and copyright laws in the United States and certain other countries, but we have not secured registration of all our marks and copyrights. None of our products are patented.

There can be no assurance that our means of protecting our proprietary rights in the United States or abroad are adequate or that competitors will not independently develop similar technology. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in other jurisdictions. Preventing or detecting unauthorized use of our products is difficult. Despite our efforts, it may be possible for third parties to copy certain portions or reverse engineer our products, or to obtain and use our proprietary or confidential information.

We also rely on certain other technology which we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. No assurance can be given that the steps taken by us will prevent misappropriation of our technology or that our license agreements will be enforceable. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation, even if not meritorious, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition.

We may be exposed to property rights infringement claims. Although we do not believe that our products infringe the proprietary rights of third parties, there can be no assurance that infringement or invalidity claims, including claims for indemnification resulting from infringement claims, will not be asserted or prosecuted against us. Regardless of the validity or the successful assertion of such claims, defending against such claims could result in significant costs and diversion of resources which could have a material adverse effect on our business, operating results and financial condition. In addition, the assertion of such infringement claims could result in injunctions preventing us from distributing certain products, which would have a material adverse effect on our business, operating results and financial condition. If any claims or actions are asserted against us, we may seek to obtain a license to such intellectual property rights. There can be no assurance, however; that such a license would be available to us on reasonable terms or at all.

We may be exposed to product liability claims. Our products may contain undetected operating errors due to the complex nature of our software. Such operating errors are usually resolved through regular maintenance and updating processes. However, our products also may contain more serious operating errors or failures that may not be detected until the products have been delivered to customers. As a result of serious operating errors or failures, our customers could suffer major business interruptions or other problems that could lead to claims for damages against us. Such operating errors or failures could also delay the scheduled release of new or enhanced products or diminish the market acceptance of our products. As a result, our financial results of operations and financial condition may be materially adversely affected.

Our future revenue is substantially dependent upon our installed customer base. In the past, we have depended on our installed customer base for additional future revenue from services, support and maintenance and licensing of additional products. Our maintenance and support agreements generally are renewable annually at the option of the customer. Fees for maintenance and support services are billed 12 months in advance, and maintenance and support revenue is deferred and recognized ratably over the term of the maintenance and support agreement. There can be no assurance that current installed customers will renew their maintenance and support in future periods, continue to use the Company for professional services or purchase additional products; each of which would have a material negative impact on our financial results and financial condition.

We may not be able to maintain or expand our relationships with business partners. We believe that we need to maintain and expand our relationships with our existing business partners and enter into relationships with additional business partners in order to expand the distribution of our products. Many of our business partners also sell products that compete with our products. There can be no assurance that we will be able to maintain effective, long-term relationships with our business partners or that selected business partners will continue to meet our sales needs. Further, there can be no assurance that our business partners will not market software products in competition with our products in the future or will not otherwise reduce or discontinue their relationships with us. If we fail to maintain successfully our existing business partner relationships or to establish new business partner relationships in the future, our business, operating results and financial condition could be materially and adversely affected.

ITEM	7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk.    Frontstep’s revenues originating outside of North America were 28%, 22% and 20% of our total revenues for fiscal years 2002, 2001 and 2000, respectively. By geographic region, revenues originating in Europe were 17%, 13% and 11% of total revenues for fiscal years 2002, 2001 and 2000, respectively. Revenues originating in Asia Pacific were 11%, 9% and 9% of total revenues for fiscal years 2002, 2001 and 2000, respectively. International sales are made mostly from our foreign sales subsidiaries in the local countries and are typically denominated in the local currency of each country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency.

Our exposure to foreign exchange rate fluctuations arises in part from intercompany accounts in which costs of software, including certain development costs, incurred in the United States are charged to our foreign sales subsidiaries. These intercompany accounts are typically denominated in the functional currency of the foreign subsidiary in order to centralize foreign exchange risk with the parent company in the United States. We are also exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Foreign currency gains and losses will continue to result from fluctuations in the value of the currencies in which we conduct our operations as compared to the U.S. dollar and future operating results will be affected by gains and losses from foreign currency exposure. We do not currently hedge against losses arising from our foreign currency exposure. We have considered the potential impact of a hypothetical 10% adverse change in foreign exchange rates and we believe that such a change would not have a material impact on financial results or financial condition in the coming fiscal year.

Interest Rate Risk.    We invest our surplus cash in financial instruments such as short-term marketable securities and interest-bearing time deposits. We also incur interest at variable rates, dependent upon the prime rate or LIBOR rate that may be in effect from time to time. We have considered the potential impact of a hypothetical one hundred basis point adverse change in interest rates and we believe that such a change would not have a material impact on financial results or financial condition in the coming fiscal year.

ITEM	8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Frontstep, Inc.

We have audited the accompanying consolidated balance sheets of Frontstep, Inc. and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontstep, Inc. and subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”.

As discussed in Note 3 to the accompanying consolidated financial statements, the accompanying consolidated balance sheets as of June 30, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, have been restated.

/s/    KPMG LLP

Columbus, Ohio
September 30, 2002, except for Notes 3 and Note 20, which are as of December 2, 2002

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Frontstep, Inc.

We have audited the accompanying consolidated statements of operations, shareholders’ equity, and cash flows of Frontstep, Inc (formerly Symix Systems, Inc.) and Subsidiaries for the year ended June 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Frontstep, Inc. and Subsidiaries for the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the accompanying consolidated financial statements, the consolidated statements of operations, shareholders’ equity, and cash flows of Frontstep, Inc. and Subsidiaries for the year ended June 30, 2000 have been restated.

/s/ ERNST & YOUNG LLP

Columbus, Ohio
July 27, 2000, except for Note 3 as to which the date is November 26, 2002

FRONTSTEP, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,
	2002 Restated	2001 Restated
	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$3,389	$1,512
Trade accounts receivable, net	29,049	31,446
Prepaid expenses	7,921	5,504
Income taxes receivable		47
Deferred income taxes	3,386	2,026
Inventories	491	738
Other current assets	362	979

	44,598	42,252
Capitalized software, net	16,371	15,094
Intangibles, net	8,039	7,911
Property and equipment, net	5,030	7,646
Other assets	1,074	1,438

Total assets	$75,112	$74,341

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$13,271	$15,597
Deferred revenue	21,407	22,969
Current portion of long-term obligations	15,895	1,967
Income taxes payable	405	—

	50,978	40,533
Noncurrent liabilities:
Long-term debt	1,031	8,337
Deferred income taxes	4,268	2,891
Other	—	405

	5,299	11,633
Minority interest	118	2,101
Shareholders’ equity:
Series A Convertible Participating Preferred Stock, no par value; 1,000,000 shares authorized; 566,933 shares issued and outstanding at June 30, 2002 and 2001; liquidation preference $13,606,392	10,865	10,865
Common stock, no par value; 20,000,000 shares authorized; 7,872,418 shares issued at June 30, 2002 and 2001, at stated capital amounts of $0.01 per share	79	79
Additional paid-in capital	39,341	37,470
Treasury stock, at cost; 304,200 shares at June 30, 2002 and 2001	(1,320)	(1,320)
Retained earnings (accumulated deficit)	(27,118)	(23,702)
Accumulated other comprehensive loss	(3,130)	(3,318)

	18,717	20,074

Total liabilities and shareholders’ equity	$75,112	$74,341

The accompanying notes are an integral part of these consolidated financial statements.

FRONTSTEP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30,
	2002 Restated	2001 Restated	2000 Restated
	(in thousands, except share data)
Revenue:
License fees	$28,462	$44,289	$51,459
Service	21,787	30,921	39,626
Maintenance and support	42,417	41,817	37,678

Total revenue	92,666	117,027	128,763
Cost of revenue:
License fees	12,972	17,272	17,258
Service, maintenance and support	31,781	41,473	44,365

Total cost of revenue	44,753	58,745	61,623

Gross margin	47,913	58,282	67,140
Operating expenses:
Selling, general and administrative	41,921	62,847	57,583
Research and development	6,182	13,332	15,684
Amortization of acquired intangibles	1,777	3,285	3,571
Restructuring and other charges	—	6,403	1,120

Total operating expenses	49,880	85,867	77,958

Operating income (loss)	(1,967)	(27,585)	(10,818)
Interest expense	(2,317)	(623)	(782)
Other income (expense), net	175	113	(184)

Income (loss) before income taxes	(4,109)	(28,095)	(11,784)
Provision for (benefit from) income taxes	(693)	(2,063)	(1,610)

Net income (loss)	$(3,416)	$(26,032)	$(10,174)

Net income (loss) per common share:
Basic	$(0.44)	$(3.45)	$(1.37)

Diluted	$(0.44)	$(3.45)	$(1.37)

Shares used in computing per share amounts:
Basic	7,694	7,535	7,411
Diluted	7,694	7,535	7,411

The accompanying notes are an integral part of these consolidated financial statements.

FRONTSTEP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Accum. Other Compr. Loss	Total
Balance at June 30, 1999, as previously reported	—	$—	7,654	$76	$32,363	$(1,320)	$13,497	$(2,214)	$42,402
Impact of restatement—See Note 3					(21)		(993)		(1,014)

Balance at June 30, 1999 restated	—	—	7,654	76	32,342	(1,320)	12,504	(2,214)	41,388
Issuance of common stock:
Acquisitions	—	—	—	—	3	—	—	—	3
Stock option exercises	—	—	118	2	1,009	—	—	—	1,011
Employee stock purchase plan	—	—	35	—	577	—	—	—	577
Tax benefit on stock options exercised	—	—	—	—	754	—	—	—	754
Issuance of common stock warrants	—	—	—	—	2,531	—	—	—	2,531
Net loss, restated	—	—	—	—	—	—	(10,174)	—	(10,174)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(343)	(343)

Comprehensive loss restated									(10,517)

Balance at June 30, 2000 restated	—	—	7,807	78	37,216	(1,320)	2,330	(2,557)	35,747
Issuance of common stock:
Stock option exercises	—	—	2	—	60	—	—	—	60
Employee stock purchase plan	—	—	63	1	194	—	—	—	195
Convertible preferred stock transferred from temporary equity	567	10,865	—	—	—	—	—	—	10,865
Net loss, restated	—	—	—	—	—	—	(26,032)	—	(26,032)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(761)	(761)

Comprehensive loss, restated									(26,793)

Balance at June 30, 2001, restated	567	10,865	7,872	79	37,470	(1,320)	(23,702)	(3,318)	20,074
Issuance of common stock:
Common stock warrants	—	—	—	—	1,871	—	—	—	1,871
Employee stock purchase plan	—	—	—	—	—	—	—	—	—
Net loss, restated	—	—	—	—	—	—	(3,416)	—	(3,416)
Foreign currency translation adjustment	—	—	—	—	—	—	—	188	188

Comprehensive loss, restated									(3,228)

Balance at June 30, 2002 restated	567	$10,865	7,872	$79	$39,341	$(1,320)	$(27,118)	$(3,130)	$18,717

The accompanying notes are an integral part of these consolidated financial statements.

FRONTSTEP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,
	2002 Restated	2001 Restated	2000 Restated
	(in thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(3,416)	$(26,032)	$(10,174)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,305	4,149	3,662
Amortization	6,609	7,333	7,789
Restructuring and other charges	—	6,403	1,120
Deferred income taxes	16	(2,040)	(2,333)
Gain/loss on disposal of assets	269	18	162
Tax benefit on stock options exercised	—	—	754
Write-off of capitalized software	—	1,913	1,868
Changes in operating assets and liabilities, net of restructuring and other charges:
Accounts receivable	2,900	5,214	7,403
Prepaid expenses and other assets	(1,949)	(986)	(539)
Accounts payable and accrued expenses	(2,377)	(3,630)	(3,366)
Deferred revenue	(1,292)	2,323	1,706
Income taxes payable/receivable	639	1,820	(1,457)

Net cash provided by (used in) operating activities	3,704	(3,515)	6,595
CASH FLOW FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(119)	(3,996)	(4,605)
Additions to capitalized software	(7,554)	(5,074)	(6,845)
Proceeds from sale of subsidiary	—	—	2,585
Purchase of subsidiaries, net of acquired cash	—	—	(2,116)

Net cash used in investing activities	(7,673)	(9,070)	(10,981)
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible preferred stock, net	—	—	10,865
Proceeds from issuance of common stock warrants, net	1,871	—	2,510
Proceeds from issuance of common stock, net	—	253	654
Proceeds from long-term obligations	69,138	76,090	40,964
Payments on long-term obligations	(64,562)	(74,026)	(44,076)

Net cash provided by financing activities	6,447	2,317	10,917
Effect of exchange rate changes on cash	(601)	(88)	101

Net increase (decrease) in cash and cash equivalents	1,877	(10,356)	6,632
Cash and cash equivalents at beginning of year	1,512	11,868	5,236

Cash and cash equivalents at end of year	$3,389	$1,512	$11,868

The accompanying notes are an integral part of these consolidated financial statements.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Description of Business. Frontstep, Inc. and its subsidiaries (“Frontstep” or the “Company”), is a leading global provider of business software and services for midsize manufacturing companies, including business units of larger companies. The Company offers a comprehensive suite of integrated, collaborative network-centric software and services that (1) support the traditional back office management and resources of an enterprise (“ERP”), (2) support customer relationship management (“CRM”) and other front office business activities and (3) support an enterprise’s supply chain management activities. The accompanying financial statements include the accounts of Frontstep and its subsidiaries after elimination of intercompany accounts and transactions.

Founded in 1979, Frontstep is headquartered in Columbus, Ohio. The Company has more than 4,400 customers that it serves from 26 sales and service offices in North America, Europe and the Pacific Rim, as well as through independent software and support business partners worldwide. The Company changed its name from Symix Systems, Inc. to Frontstep, Inc. as of 2000.

Revenue Recognition. The Company’s revenue is derived primarily from licensing software, providing related services, including installation, implementation, training, consulting and systems integration and providing maintenance and support on an annual basis. Revenue is accounted for in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended and interpreted from time to time.

Revenue is derived principally from the sale of internally produced software products and maintenance and support agreements from software sales. The Company licenses software generally under non-cancelable license agreements and provides product support services and periodic updates including training, installation, consulting and maintenance. License fees revenue is generally recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. For customer license agreements, which meet these recognition criteria, the portion of the fees related to software licenses, which is determined using the residual method, will generally be recognized in the current period, while the portion of the fees related to services is recognized as the services are performed. The amount allocated to services revenues is based on the Company’s standard rate per hour. Revenue from maintenance and support agreements, which is determined based on renewal rates, is billed periodically, deferred and recognized ratably over the life of the agreements. In the event revenue is contingent upon customer acceptance criteria, the Company defers recognizing that revenue until the contingencies are resolved.

Inventories. Inventories consist primarily of software-related products that are held for resale. The Company values inventory at the lower of cost or market. Cost is determined using the specific identification method.

Capitalized Software. Capitalized software is stated at the lower of amortized cost or net realizable value. The Company capitalizes the cost of developing its software products in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Capitalized software costs are amortized by the straight-line method using estimated useful lives of three to five years. Amortization expense was $6,609,000, $5,071,000 and $6,786,000 for the years ended June 30, 2002, 2001 and 2000, respectively. In addition, during fiscal years 2001 and 2000, the Company wrote off $1,913,000 and $1,868,000, respectively of capitalized software as part of restructuring operations (see Note 2).

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalized software is summarized as follows:

	June 30,
	2002	2001	2000
	(in thousands)
Capitalized cost of:
Internally developed software	$33,014	$25,106	$22,196
Acquired software	11,616	11,608	10,459

Total capitalized software at cost	44,630	36,714	32,655
Accumulated amortization	28,259	21,620	14,326

Capitalized software, net	$16,371	$15,094	$18,329

Intangibles.    As of June 30, 2002, the Company had unamortizable intangibles in the amount of $8,039,000. Intangibles consist of goodwill resulting from acquisitions accounted for using the purchase method of accounting according to SFAS No. 141, Business Combinations, which specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. For fiscal year 2002, the Company has adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite lives no longer be amortized and be tested for impairment at least annually. The Company conducted such an evaluation and determined that the assets underlying the Company’s goodwill are not impaired, resulting in no revaluation of goodwill at this time. Prior to adopting SFAS No. 142, the intangible assets were amortized using the straight-line method over a period of three to ten years. There were no additions to goodwill in 2002. The only change is from the effect of foreign currency translation. Accumulated amortization of intangibles as of June 30, 2001 and 2000 was $3,309,000 and $1,047,000, respectively.

The following table illustrates what reported net income (loss) and net income (loss) per share would have been in the periods presented exclusive of amortization expense recognized in those periods related to goodwill (in thousands, except per share data):

	Year Ended June 30,
	2002	2001	2000
Numerator for basic and diluted loss per share—net loss, restated—See Note 3	$(3,416)	$(26,032)	$(10,174)
Goodwill amortization	—	2,262	1,047

Adjusted net income /(loss), restated—See Note 3	$(3,416)	$(23,770)	$(9,127)

Basic and diluted net income (loss) per share:
Net income (loss), restated	$(0.44)	$(3.45)	$(1.37)
Goodwill amortization	—	$0.30	$0.14

Adjusted net income (loss), restated—See Note 3	$(0.44)	$(3.15)	$(1.23)

Property and Equipment.    Property and equipment are recorded at cost and include expenditures which substantially increase the useful lives of the assets. Property and equipment under capital leases are stated at the present value of minimum lease payments. Maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method. Amortization of capital leases is provided over the lease terms using the straight-line method and is included in depreciation expense.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization on the Company’s property and equipment has been computed based on the following useful lives:

Years
Furniture and fixtures	3 to 7
Computers and other equipment	2 to 7
Leasehold improvements	5 to 10

Income Taxes.    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation.    The Company has determined that the functional currency of each foreign operation is the local currency. The effects of translation rate changes related to assets and liabilities located outside the United States are included as a component of other comprehensive income (loss). Foreign currency transaction gains and losses are included in “Other income (expense), net” on the Consolidated Statements of Operations.

Comprehensive Loss.    The Company believes that the only item in addition to net income (loss) that would be included in comprehensive income is the foreign currency translation adjustment. Comprehensive income (loss) for the years ended June 30, 2002, 2001 and 2000 is as follows (in thousands):

	Year Ended June 30,
	2002	2001	2000
Net loss, restated—See Note 3	$(3,416)	$(26,032)	$(10,174)
Foreign currency translation adjustment	188	(761)	(343)

Comprehensive income (loss), restated—See Note 3	$(3,228)	$(26,793)	$(10,517)

Stock-based Compensation.    The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant and amortized over the period of service, only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Statement of Cash Flows.    The Company considers all demand deposits and highly liquid investments with an original maturity of three months or less as cash equivalents. Cash paid for (received from) income taxes, net of refunds, for fiscal 2002, 2001 and 2000 was $1,146,000, $(2,251,000) and $1,756,000, respectively. Cash paid for interest was $2,282,000, $671,000 and $782,000 for fiscal 2002, 2001 and 2000, respectively.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Financial Instruments.    Financial instruments consist primarily of cash, accounts receivable, accounts payable and long-term debt. The carrying value of all financial instruments at June 30, 2002 and 2001 approximated their fair value.

Long-lived Assets.    The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2—RESTRUCTURING AND OTHER CHARGES

Fiscal 2001 Restructuring Charges. In April 2001, the Company announced a broad restructuring plan to reduce operating costs by reducing its worldwide workforce by approximately 20%, or 162 employees, all of which were direct employees involved in all aspects of the Company’s business, both domestic and international; discontinuing certain product development and other non-essential activities, including terminating activities related to its SyteCentre product and exiting certain license agreements; and closing certain office facilities in Arizona, California, Canada and Asia.

As a result of this restructuring plan, the Company recorded pre-tax restructuring charges of $580,000 and $3,660,000 in the three months ended March 31, 2001 and June 30, 2001, respectively. These restructuring charges are recorded as a separate line in the Consolidated Statements of Operations. The Company’s restructuring plan consisted of the following significant items:

•	Employee separation costs of $2,182,000—The Company reduced its workforce by approximately 20%, or 162 employees. These costs consist primarily of severance for these employees.

•
Contract termination liabilities of $900,000—The Company elected to discontinue its SyteCentre ERP product to focus resources on the Company’s primary ERP product, SyteLine. The Company also discontinued its ASP hosting solution and its Internet procurement software due to sluggish demand and unprofitable operations. As a result, the Company provided $900,000 to cover anticipated contractual obligations and costs associated with customers currently using the discontinued products and services.

•
Facility closure costs of $1,158,000—The Company recorded $1,158,000 of costs associated with closing certain offices in Arizona, California, Canada and Asia. Cancelable lease term costs were based on actual determinable amounts. For those leases with non-cancelable lease terms, the Company assumed that subleases would be obtained after a one-year period.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table displays a rollforward of the accruals established for the restructuring and other charges from the announcement of the plan to June 30, 2002 (in thousands):

	Initial Charge	Amounts Used in Fiscal 2001	Accrual Balance at June 30, 2001	Amounts Reclassified in 2002	Amounts Used in Fiscal 2002	Accrual at June 30, 2002
Termination costs related to employees	$2,182	$1,770	$412	$723	$570	$565
Exit costs:
Facility closure costs	1,158	280	878	(248)	396	90
Contract termination liabilities	900	120	780	(475)	215	215

Total	$4,240	$2,170	$2,070	$0	$1,181	$889

The amounts used of $1,181,000 and $2,170,000 in fiscal 2002 and 2001, respectively, reflect cash payments of $3,271,000 and non-cash charges of $80,000. During fiscal 2002, the Company reclassified estimated amounts previously allocated in the restructuring reserve, as noted in the above table, to reflect the actual amounts needed for each category. The remaining accrual of $889,000, which is included in accounts payable and accrued expenses, represents cash payments to be made over the course of remaining contracts through 2004.

In relation to the April 2001 restructuring plan, the Company wrote off certain accounts receivable amounting to $6,840,000 during 2001, which is presented in the Statement of Operations in Operating expenses: Selling, general and administrative. Also, in relation to the restructuring plan, the Company wrote off other non-performing assets amounting to $1,913,000 in 2001, which is presented in the Statement of Operations in Cost of revenue: License fees. The accounts receivable write-offs were recorded to reflect accounts deemed to be uncollectible due to economic and other situations that occurred subsequent to the recording of the sales related to those receivables. The non-performing assets are no longer in use and were completely written off.

Fiscal 2001 Other Charges.    In relation to this restructuring plan, the Company also wrote off certain accounts receivable and other non-performing assets. These charges have been reported separately from the restructuring charge in the Statement of Operations. The accounts receivable write offs were recorded to reflect accounts deemed to be uncollectible due to economic and other situations that occurred subsequent to the recording of the sales related to those receivables. The non-performing assets are no longer in use. These charges are:

•
Accounts receivable write-offs—$6,840,000—As part of the restructuring, the Company elected to discontinue certain product lines and focus on more profitable endeavors. During the third quarter of the year, the Company realized this would result in related collection issues. Thus, the Company wrote off $3,460,000 in receivables related to discontinued products and services. Additionally, in the third quarter ended March 31, 2001, the Company recorded other charges of $3,380,000 to write off customer receivables as a result of customer bankruptcies and solvency issues. These charges are reported in Operating expenses: Selling, general and administrative in the Statement of Operations for the year ended June 30, 2001.

•
Capitalized software write-offs—$1,913,000—The Company elected to discontinue its SyteCentre ERP product to focus resources on the Company’s primary ERP product, SyteLine. The Company also discontinued its ASP hosting solution and its Internet procurement software due to sluggish demand and

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unprofitable operations. As a result, the Company wrote off $1,463,000 of capitalized internally developed software relating to SyteCentre and $450,000 of capitalized purchased software relating to Internet procurement products. These charges are reported in Cost of revenue: License fees in the Statement of Operations for the year ended June 30, 2001.

Fiscal 2000 Restructuring Charges.    In July 2000, the Company announced several structural changes to discontinue certain business operations, write off non-performing assets which are no longer in use and to restructure the Company to better focus on its core business strategy. These changes included divesting the Company’s FieldPro subsidiary, terminating the operations of its e-Mongoose, Inc. subsidiary, consolidating the Company’s product development organizations and restructuring the Company’s sales channels. In connection with this announcement, the Company recorded a non-recurring charge of $429,000, pre-tax, in the three months ended June 30, 2000 and an additional non-recurring charge of $2,163,000, pre-tax, in the three months ended September 30, 2000. The aggregate pre-tax charge of $2,592,000 included non-cash charges of $429,000 related primarily to the sale of Visual Applications Software, Inc., all of which was expended in Fiscal 2000, and $2,163,000 to reduce the Company’s headcount. The headcount reduction included approximately 90 employees associated with the operations discussed above and others terminated as part of the restructuring. All severance payments were paid during the year ended June 30, 2001 and no accruals remain for these costs as of June 30, 2001 and 2002.

The following table displays a rollforward of the accruals at June 30, 2000 and June 30, 2001 established for the structural changes:

	Initial Charge in 2000	Amounts Used in Fiscal 2000	Accrual at June 30, 2000
2000	(in thousands)
Loss on sale of Visual Applications Software, Inc. assets	$429	$429	—

	$429	$429	—

	Initial Charge in 2001	Amounts Used in Fiscal 2001	Accrual at June 30, 2001
2001	(in thousands)
Termination costs to employees	$2,163	$2,163	—

Fiscal 2000 Other Charges.    In relation to the fiscal 2000 restructuring plan, the Company also wrote-off certain accounts receivable and other non-performing assets. These charges have been reported separately from the restructuring charge in the Statement of Operations. The accounts receivable write-offs were recorded to reflect accounts deemed to be uncollectible due to economic and other situations that occurred subsequent to the recording of the sales related to those receivables. The non-performing assets are no longer in use. These charges are:

•
Accounts receivable write offs—The Company wrote off $714,000 in receivables related to the discontinuation of the e-Mongoose products. These charges are reported in Operating expenses: Selling, general and administrative in the Statement of Operations for the year ended June 30, 2000.

•
Capitalized software write offs—The Company wrote off $1,868,000 of capitalized internally developed software relating to e-Mongoose. These charges are reported in Cost of revenue: License fees in the Statement of Operations for the year ended June 30, 2000.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—RESTATEMENT AND RECLASSIFICATIONS

The Company has restated its financial results and certain of its balance sheet accounts to reflect a change in accounting for a specific portion of its annual revenues for each of its fiscal years ended June 30, 1998, 1999, 2000, 2001 and 2002. In addition, the Company is restating to include audit differences from its previous auditor for the fiscal years ended June 30, 1998, 1999, and 2000.

The Company has a reseller’s agreement with Progress Software Corporation (“Progress”) under which it sells the Progress database and toolset for use with certain of its software products. The Company has concluded that, under the reseller’s agreement, reported revenues relating to the sale of initial Progress product support to its customers and the related annual customer renewals by its customers (“Progress Support Revenues”) primarily have the characteristics of and should be accounted for as post-contract customer support in accordance with AICPA Statement of Position 97-2 “Software Revenue Recognition.”

Previously, the Company had accounted for these revenues as license fees and recognized both the revenues and related royalty costs due to Progress at the time of the initial sale and at the time of each customer renewal. The Company has concluded that the appropriate accounting treatment of these revenues and related costs is to defer their recognition at the time of each transaction and to amortize these revenues and costs into the Statement of Operations ratably over the performance period, generally twelve months. Additionally, the Company has reclassified these revenues as maintenance revenue.

Additionally, due to the Progress restatement affecting the fiscal years ended June 30, 1998, 1999 and 2000; Ernst & Young, LLP (“E&Y”), the previous auditor of the Company, requested that certain adjustments and reclassifications that were previously deemed to be immaterial be adjusted for in our restated results for those years.

For the year ended June 30, 2002, the Progress restatement increased revenue by $80,000 or 0.1% of the previously reported revenue of $92,586,000. License revenue for the year reduced $6,910,000 or 19.5% to $28,462,000 from the previously reported $35,372,000. Maintenance and support revenue increased $6,990,000 or 19.7% to $42,417,000 from the previously reported $35,427,000. Cost of revenues increased by $51,000 or 0.1% of the previously reported cost of revenues of $44,702,000. The net of these changes resulted in a reduction in the net loss for the year by $29,000 or 0.8% of the previously reported net loss of $3,445,000. The balance sheet account entitled Deferred revenue increased as of June 30, 2002 by $2,611,000 or 13.9% from the previously reported balance of $18,796,000. Prepaid expenses increased $1,697,000 or 27.3% to $7,921,000 from the previously reported $6,224,000. Accounts payable and accrued expenses decreased $13,000 or 0.1% to $13,271,000 from the previously reported $13,284,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 2002 by $901,000 or 4.6% of the previously reported balance of $19,618,000.

For the year ended June 30, 2001, the Progress restatement decreased revenue by $49,000 or 0.0% of the previously reported revenue of $117,076,000. License revenue for the year reduced $7,020,000 or 13.7% to $44,289,000 from the previously reported $51,309,000. Maintenance and support revenue increased $6,971,000 or 20.0% to $41,817,000 from the previously reported $34,846,000. Cost of revenues decreased by $81,000 or 0.1% of the previously reported cost of revenues of $58,826,000. The net of these changes resulted in a reduction in the net loss for the year by $32,000 or 0.1% of the previously reported net loss of $26,064,000. The balance sheet account entitled Deferred revenue increased as of June 30, 2001 by $2,691,000 or 13.3% from the previously reported balance of $20,278,000. Prepaid expenses increased $1,748,000 or 46.5% to $5,504,000 from the previously reported $3,756,000. Accounts payable and accrued expenses decreased $13,000 or 0.1% to

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$15,597,000 from the previously reported $15,610,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 2001 by $930,000 or 4.4% of the previously reported balance of $21,004,000.

For the year ended June 30, 2000, the Progress restatement decreased revenue by $358,000 or 0.3% of the previously reported revenue of $128,908,000. License revenue for the year reduced $6,532,000 or 11.3% to $51,326,000 from the previously reported $57,858,000. Maintenance and support revenue increased $6,174,000 or 19.6% to $37,598,000 from the previously reported $31,424,000. Cost of revenues decreased by $233,000 or 0.4% of the previously reported cost of revenues of $61,856,000. The net of these changes resulted in an increase in the net loss for the year by $125,000 or 1.2% of the previously reported net loss of $10,205,000. The balance sheet account entitled Deferred revenue increased as of June 30, 2000 by $2,643,000 or 14.5% from the previously reported balance of $18,223,000. Prepaid expenses increased $1,717,000 or 65.8% to $4,327,000 from the previously reported $2,610,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 2000 by $925,000 or 2.5% of the previously reported balance of $36,709,000.

For the year ended June 30, 2000, the restated financial statements also include certain adjustments and reclassifications that were previously deemed to be immaterial. The effect increased revenue by $213,000 or 0.2% of the previously reported revenue of $128,908,000. License revenue for the year increased $133,000 or 0.2% from the previously reported $57,858,000. Maintenance and support revenue increased $80,000 or 0.3% from the previously reported $31,424,000. Operating costs increased by $110,000 or 0.1% of the previously reported operating costs of $77,848,000. The income tax benefit increased by $53,000 or 3.4% of the previously reported income tax benefit of $1,557,000. The net of these changes resulted in a decrease in the net loss for the year by $156,000 or 1.5% of the previously reported net loss of $10,205,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 2000 by $37,000 or 0.1% of the previously reported balance of $36,709,000.

The restatement of our financial statements triggered a violation of the financial covenants under our Foothill Credit Facility. Foothill has agreed to waive the violation and reset the covenants for the remainder of fiscal 2003. The amendment also includes certain non-financial covenants related to the strategic planning of the Company that could lead to an acceleration of our repayment obligation under the arrangement. While we expect to be able to comply with the terms of the amended agreement there can be no assurance that the debt will not be accelerated. Accordingly, we have reclassified the amounts outstanding under the arrangement as a current liability in the accompanying consolidated balance sheet. As a result of this reclassification, current portion of long-term obligations increased $7,897,000. See further discussion of the Foothill Credit Facility amendment in Notes 8—Long-Term Obligations and 20—Subsequent Events. Additionally, the Company also adjusted the shares used in computing both basic and diluted income (loss) per share. See Note 13—Earnings per Share.

NOTE 4—ACCOUNTS RECEIVABLE

Accounts receivable is summarized as follows (in thousands):

	June 30,
	2002	2001
Accounts receivable	$31,378	$32,877
Less allowance for doubtful accounts	2,329	1,431

	$29,049	$31,446

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of activity in the allowance for doubtful accounts (in thousands):

	Year Ended June 30,
	2002	2000	2001
Beginning balance	$1,431	$2,075	$1,500
Provision for bad debts	2,143	9,731	3,255
Account write-offs, net	(1,245)	(10,375)	(2,680)

Ending balance	$2,329	$1,431	$2,075

NOTE 5—PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows (in thousands):

	June 30,
	2002	2001
Furniture and fixtures	$3,438	$3,655
Computers and other equipment	21,715	21,720
Leasehold improvements	1,823	1,827

	26,976	27,202
Less accumulated depreciation and amortization	21,946	19,556

	$5,030	$7,646

NOTE 6—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are summarized as follows (in thousands):

	JUNE 30,
	2002	2001
	Restated	Restated
Accounts payable	$5,287	$5,579
Accrued payroll and related costs	2,670	2,441
Third party royalties	1,197	2,408
Restructuring and other charges	889	2,070
Other	3,228	3,099

	$13,271	$15,597

NOTE 7—OPERATING LEASE COMMITMENTS

The Company has entered into certain operating lease agreements for the rental of office facilities and computer equipment. The facility leases provide for annual rentals which are subject to escalation for increased operating costs.

Amounts expensed under all operating lease agreements were approximately $4,215,000, $5,401,000 and $4,822,000 for the years ended June 30, 2002, 2001 and 2000, respectively.

The future minimum lease payments required under noncancelable operating leases for the five years ending June 30 are: 2003, $3,302,000; 2004, $2,237,000; 2005, $829,000; 2006, $321,000; 2007, $164,000; 2008 and thereafter, $328,000.

These amounts were adjusted for certain sub-lease agreements in the amount of $132,000 in fiscal 2003 and $66 in fiscal 2004.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—LONG-TERM OBLIGATIONS

Long-term debt is summarized as follows (in thousands):

	June 30,
	2002	2001
Term notes payable, net of discount	$13,799	$—
Minority interest notes payable	2,000	—
Convertible notes payable, net of discount	1,031	—
Revolving credit facility	—	8,337
Acquisition notes payable	—	1,573
Present value of minimum capital lease payments	—	742
Other	96	57

	16,926	10,709
Less current maturities	15,895	1,967

	$1,031	$8,742

Term notes payable and revolving credit facility. In July 2001, the Company executed a new credit facility (the “Credit Facility”) with Foothill Capital Corporation (“Foothill”). The Credit Facility includes a $15,000,000, three-year term note and a $10,000,000 revolving credit facility. Availability under the Credit Facility is based on and secured by qualifying accounts receivable originating within the United States and Canada. The revolving credit facility bears interest either at the Federal Funds rate plus 1.5%, or at the Eurodollar market rate plus 3.0%. The term note bears interest at the rate of 10.5% plus 1.5% per annum added to principal. The term note is payable in monthly installments commencing October 1, 2001. The Credit Facility is subject to customary terms and conditions and includes financial covenants for maintenance of a minimum tangible net worth, a minimum level of earnings before interest, taxes, depreciation and amortization and a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization. The proceeds from the Credit Facility were used to repay, in full, the Company’s revolving credit facility with PNC Bank, National Association.

In connection with the Credit Facility, Foothill was granted a warrant to purchase 550,000 of the Company’s common shares priced at the current market price at closing of the transaction ($3.36 per share), which expire in July 2006. The warrant is subject to certain anti-dilution provisions as defined in the warrant agreement. The relative fair value of the warrant, $1,276,000, was recorded as a debt discount and is being amortized as interest expense over the three-year term of the Credit Facility. The Company determined this value, as of the date of the transaction, using a modified Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, no dividend yield, volatility factor of 0.95, and option life of 5 years. As of June 30, 2002, the unamortized balance of the debt discount was $957,000.

In connection with the grant of the warrants to Foothill as discussed above, and pursuant to the contractual terms of the warrant agreement associated with the private placement of preferred shares by the Company in fiscal 2000, the original exercise price of $15.00 per share for the existing warrants to purchase 453,546 common shares of the Company issued in fiscal 2000 was adjusted to $3.36 per share. Because this change in price was due to contractual provisions already in place at the inception of the arrangement, there is no impact on the Company’s financial statements.

On November 9, 2001, the Company and Foothill amended the Credit Facility to allow for temporary increased borrowing capacity through January 31, 2002. Also as part of the amendment, all financial covenants were modified to give account to the current economic conditions affecting the Company. The modification of the financial covenants was effective starting as of September 29, 2001.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 14, 2002, the Company and Foothill amended the Credit Facility, again due to economic conditions affecting the Company. The amendment provided the Company with certain additional borrowing availability on a temporary basis until July 15, 2002 and allowed the Company to defer principal payments due under the primary term note for a six-month period commencing in January 2002. Also, the financial covenants were modified to reflect the current economic environment. Fees associated with the amendment to the credit facility of $900,000 which have been recorded as other assets and are included in current portion of long-term obligations, are payable in nine installments commencing July 2002 and are being amortized as interest expense over the remaining life of the credit facility.

As of June 30, 2002, the Company was not in compliance with certain financial covenants under the Credit Facility as a result of its financial results for the three months ended June 30, 2002. The noncompliance does not relate to any payment due under the Credit Facility. On September 15, 2002, effective as of June 28, 2002, the Company and Foothill amended the Credit Facility to waive the conditions of noncompliance and to reset the related financial covenants as of June 30, 2002 and for the Company’s fiscal 2003 year.

On September 30, 2002, the Company and Foothill amended the Credit Facility with respect to the financial covenants for the quarter ending September 30, 2002 and reset the financial covenants for the balance of fiscal 2003. This amendment was completed due to the current economic and market conditions. After giving effect to these modifications, the Company was in compliance with the financial covenants under the Credit Facility. The Company was required to pay Foothill a one-time fee of $650,000, payable in monthly installments of $25,000.

On November 12, 2002, the Company and Foothill agreed to further amend the Credit Facility to provide temporary additional borrowing availability under the revolving credit portion of the Credit Facility. The amendment also modifies the financial covenants for the quarter ending September 30, 2002 and reset the covenants for the balance of fiscal 2003 due to the restatement discussed in Note 3. After giving effect to these modifications, the Company was in compliance with the financial covenants under the Credit Facility. The borrowing availability under this amendment is dependant upon the Company meeting certain conditions imposed by Foothill. The amendment also contains certain other provisions, which would become applicable at the occurrence of certain strategic events as described therein. See Note 20 for further discussion of this amendment. Because of the subjective nature of the Company’s responsibilities for maintaining Foothill’s continued support and the risks associated with noncompliance by the Company, indebtedness outstanding under the Credit Facility ($14.3 million) has been classified as a current liability in the balance sheet as of June 30, 2002 and September 30, 2002.

Minority interest notes payable.    In 2001, certain minority interest investors, including Mitsui & Co., Asia Investment Ltd. and its affiliates (collectively, “Mitsui”) exercised their put option agreements which gave them the right to sell their shares in a Company subsidiary to another subsidiary of the Company at a formula price as provided in the put options, to be not less than an aggregate of $2,000,000. At that time the Company reclassified $2,000,000 from minority interest equity to current portion of long-term obligations. In May 2002 and July 2002, the Company and Mitsui executed convertible note agreements that provide for the Company to pay Mitsui approximately $1.1 million principal amount of the notes, plus accrued interest at approximately 4.4% per annum, on September 1, 2002 and the remainder, plus accrued interest, on March 1, 2003. The Mitsui convertible note agreements are subordinated to the Company’s senior indebtedness as defined in the agreement. The Mitsui convertible note agreements also provide that, in certain circumstances, Mitsui is entitled to convert the notes, plus accrued interest, into common stock of the Company at a price of $12 per share. The Mitsui convertible note agreements were modified in principle in September 2002. See Note 14—Minority Interest and Note 20—Subsequent Events.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Convertible notes payable.    On March 7, 2002, the Company executed an agreement pursuant to which certain holders of its Series A Convertible Participating Preferred Shares and certain members of the Company’s Board, including the Company’s founder (collectively, the “Investors”), agreed to provide up to $5.0 million to the Company for working capital needs in exchange for convertible notes (the “Convertible Notes”) with a term expiring in May 2004. Under the terms of the agreement, the Company issued an aggregate principal amount of $1.5 million of initial notes and warrants to purchase 600,000 common shares of the Company to the Investors on March 7, 2002. The initial notes bear interest at 10% per annum. The warrants are exercisable at a price of $0.01 per share. The transaction was approved by the Company’s shareholders in June 2002. Upon the subsequent closing of the sale of the remaining portion of the $5.0 million of convertible notes in July, 2002, the initial notes became convertible into Company common shares at the conversion price of $2.4876 per share. The remaining portion of the convertible notes were issued by the Company in August, 2002. See also Note 20—Subsequent Events.

The Company recorded the relative fair value of the 600,000 warrants issued in connection with the initial notes ($595,153) as a debt discount and is amortizing the debt discount over the three-year expected life of the Notes. The Company determined the value, as of the date of the transaction using a modified Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, no dividend yield, volatility factor of 1.00, and option life of 10 years. Also, due to the debt being convertible into common stock at 80% of an average price per share, there is a beneficial conversion feature. The beneficial conversion feature is calculated, after giving effect to the amounts allocated to the warrants, at the commitment date as the difference between the conversion price and the fair value of the common stock into which the debt is convertible, multiplied by the number of shares into which the debt is convertible (intrinsic value). The beneficial conversion feature totaled $652,000. This amount will be charged to interest expense over the term of the convertible notes.

The aggregate contractual maturities of long-term debt for the five years ending June 30 are: 2003, $7,998,000; 2004, $8,928,000; 2005 and thereafter, $0. As previously discussed in Note 3—Restatement and Reclassification debt related to the Foothill Credit Facility has been classified as current as of June 30, 2002.

NOTE 9—INCOME TAXES

The components of the provision for (benefit from) income taxes are summarized as follows (in thousands):

	Year Ended June 30,
	2002	2001	2000
			Restated
Current:
Federal	$(1,281)	$—	$(562)
State and local	—	—	(24)
Foreign	572	(23)	541

	(709)	(23)	(45)
Deferred:
Federal	16	(1,778)	(1,399)
State and local	—	(262)	(206)
Foreign	—	—	40

	16	(2,040)	(1,565)

	$(693)	$(2,063)	$(1,610)

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The significant components of the Company’s deferred tax asset and liability are as follows (in thousands):

	June 30,
	2002	2001
Current deferred tax asset:
Allowance for doubtful accounts	$1,412	$195
Accrued liabilities	1,974	1,831

	$3,386	$2,026

Long-term deferred tax (asset) liability:
Capitalized software	$4,654	$5,072
Intangibles	881	1,038
Capitalized leases	422	422
Accrued liabilities	—	239
Book over tax depreciation	(932)	(602)
Domestic losses, restated—See Note 3	(6,972)	(10,072)
Foreign losses, restated—See Note 3	(2,149)	(729)
Tax credits	(2,672)	(1,935)

	(6,768)	(6,570)
Less valuation allowance, restated—See Note 3	11,035	9,461

	$4,268	$2,891

The long-term deferred tax assets pertaining to foreign losses are net operating loss carryforwards for certain foreign subsidiaries. The Company has set a valuation allowance for the foreign net operating loss carryforwards, domestic tax credits and the majority of the domestic net operating loss carryforwards. Management believes it is more likely than not that the remaining deferred tax assets will be recovered through taxable income from future operations.

Deferred taxes are not provided on unremitted earnings of subsidiaries outside the United States because it is expected that the earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

Differences arising between the provision for (benefit from) income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

	Year Ended June 30,
	2002	2001	2000
Federal tax at statutory rate	(34)%	(34)%	(34)%
State and local income taxes net of federal tax benefit	—	(4)	(4)
Foreign operations taxes at rates different from U.S. federal statutory rate	—	3	7
Disposition of foreign operation	—	—	5
Nondeductible acquisition research and development write off	—	—	2
General business credits	—	(2)	—
Nondeductible permanent differences	2	1	4
Valuation allowance recorded against deferred tax assets, net of tax benefit recorded due to 2002 tax law change pertaining to NOL carryback provisions	15	29	6

	(17)%	(7)%	(14)%

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has domestic net operating loss carryforwards for tax purposes of $490,000, $347,000, $564,000, $890,000, $1,345,000, $1,886,000, $8,452,000 and $3,905,000 which expire in fiscal years 2008, 2010, 2012, 2013, 2018, 2019, 2021 and 2022, respectively.

NOTE 10—STOCK OPTION PLANS

The Company has a non-qualified stock option plan (the “Plan”) that provides for the granting of up to 2,653,070 options to officers and other key employees for common shares at purchase prices of not less than the fair market value on the date of the grant as determined by the Stock Option Committee of the Board of Directors. Options under the Plan generally vest over periods of up to four years and must be exercised within ten years of the date of grant. As of June 30, 2002, options for 942,811 common shares were outstanding at a weighted average exercise price of $6.42 per share.

Shareholder approval was obtained on November 17, 1999 for a separate non-qualified stock option plan (the “1999 Plan”). The 1999 Plan, which was amended on November 7, 2001 to increase the options available to grant from 600,000 to 900,000, provides for the granting of options to officers and key employees for common shares at purchase prices of not less than the fair market value on the date of the grant as determined by the Stock Option Committee of the Board of Directors. Options under the 1999 Plan generally vest over periods of up to four years and must be exercised within ten years of the date of the grant. As of June 30, 2002, options for 683,325 common shares were outstanding at a weighted average exercise price of $4.94 per share.

The Company also has a non-qualified stock option plan for Key Executives (the “Key Executives Plan”). A total of 400,000 common shares are designated for issuance under the Key Executives Plan. The Stock Option Committee of the Board of Directors is authorized to set the price and terms and conditions of the options granted under the Key Executives Plan. Options under the Key Executives Plan must be exercised within ten years of the date of the grant. As of June 30, 2002, options for 400,000 common shares were outstanding at a weighted average exercise price of $3.81 per share.

The Company also has a stock option plan for Outside Directors (the “Outside Directors Plan”). The Outside Directors Plan provides for the issuance of options for 20,000 shares of stock to each Outside Director upon his/her election to the Board of Directors. A total of 200,000 common shares may be issued under the Outside Directors Plan. The Outside Directors Plan was amended June 20, 2002 to allow discretionary grants in addition to those provided upon election. Options under the Outside Directors Plan vest immediately and must be exercised within ten years of the date of grant. As of June 30, 2002, options for 80,000 common shares were outstanding at a weighted average exercise price of $6.46.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted under that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rates of 5.0%, 5.0% and 6.5%, respectively; no dividend yield; volatility factor of the Company’s common shares of 0.69, 1.0 and 0.9, respectively; and expected life of each option of 7 years, 7 years and 7 years, respectively.

If the Company had elected to recognize compensation cost based on the fair value of options at the grant date (which includes shares issuable under the Employee Stock Purchase Plan—see Note 11) as prescribed by

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 123, the following table displays what reported net income (loss) and per share amounts would have been (in thousands, except per share data):

	Pro Forma Year Ended June 30,
	2002	2001	2000
Net income (loss), restated—See Note 3	$(5,256)	$(27,863)	$(11,371)
Net income (loss) per share, assuming dilution, restated—See Note 3	(0.69)	(3.70)	(1.53)

The pro forma financial effects of applying SFAS No. 123 may not be representative of the pro forma effects on reported results of operations for future years.

The following table summarizes stock option activity:

	Number Of Options (#)	Weighted- Average Exercise Price Per Share ($)

Outstanding at June 30, 1999	1,755,272	8.26
Granted	377,100	9.69
Cancelled	(79,150)	13.00
Exercised	(117,300)	6.73

Outstanding at June 30, 2000	1,935,922	8.44
Granted	351,000	5.95
Cancelled	(204,550)	11.39
Exercised	(1,500)	5.66

Outstanding at June 30, 2001	2,080,872	7.73
Granted	650,264	3.37
Cancelled	(625,000)	10.75
Exercised	—	—

Outstanding at June 30, 2002	2,106,136	5.45

The weighted average fair value exercise price per share of options granted during the years ended June 30, 2002, 2001 and 2000 was $2.35, $5.12 and $5.92, respectively. At June 30, 2002, 626,620 shares remained available for grant under the Company’s stock option plans.

On October 30, 2001, the Company offered the participants in its employee stock option plans (excluding the Key Executive Plan) the opportunity to exchange existing stock options for new stock options under the plans to be granted at a future date at least six months and one day after the date of cancellation of the old options by the Company. The stock option exchange program expired on December 7, 2001 and options to purchase 366,111 common shares were returned to the Company and cancelled. Subject to the terms and conditions of the offer, the Company granted options to purchase 333,764 common shares on June 10, 2002 with an exercise price per share equal to the closing market price per share of the Company’s common shares, $3.12 per share. The new options have other terms and conditions substantially the same as the old options. Executive officers of the Company who participated in the program returned options for 125,000 common shares for cancellation and were issued new options for 100,000 common shares in exchange for the cancelled options which vest over a two year period.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables summarize information regarding stock options outstanding as of June 30, 2002:

Stockholder Approved Plans	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of Exercise Price ($)		Remaining	Exercise		Exercise
	# of Options	Life (Years)	Price ($)	# of Options	Price ($)
3.12	412,764	9.9	3.12	0	N/A
3.13- 5.00	348,100	7.0	3.97	128,875	4.27
5.01- 7.00	438,125	5.5	5.86	279,125	5.42
7.01-10.00	360,175	4.5	7.89	333,725	7.59
10.01-20.50	146,972	6.2	14.36	119,647	13.99

Total	1,706,136	6.7	5.97	861,372	7.28

Non-Stockholder Approved Plans	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of Exercise Price ($)		Remaining	Exercise		Exercise
	# of Options	Life (Years)	Price ($)	# of Options	Price ($)
3.81	400,000	3.0	3.81	400,000	3.81

Total	400,000	3.0	3.81	400,000	3.81

NOTE 11—EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan that covers substantially all employees over 21 years of age. The Company contributes to the plan based upon employee contributions and may make additional contributions at the discretion of the Board of Directors. The Company made contributions to this plan of approximately $575,000, $837,000 and $683,000, for the years ended June 30, 2002, 2001, and 2000, respectively.

The Company has an employee stock purchase plan that is in accordance with Section 423 of the Internal Revenue Code whereby participants are eligible to purchase common shares of the Company during the plan year. The purchase price for a common share is determined by the Compensation Committee of the Board of Directors prior to the effective date. The purchase price may not be less than 90% of the per share fair market value of the Company’s common shares on either the effective date or the option date for the offering, whichever is the lesser Substantially all non-officer employees are eligible to participate. During the plan period ended December 31, 2000, the plan did not have any more shares available for purchase.

At the November 2001 annual shareholder’s meeting, the shareholders approved the Board of Directors’ proposal to amend the Company’s Employee Stock Purchase Plan to increase the aggregate number of shares available for issuance under the plan from 200,000 to 400,000. The plan remained inactive during the year ended June 30, 2002. The Compensation Committee of the Board of Directors determines the date on which any future offering under the Employee Stock Purchase Plan will commence.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—ACQUISITIONS

On February 9, 2000, the Company acquired Profit Solutions, Inc. (“PSI”), a Minnesota corporation and provider of Web-centric customer relationship management applications with sales, marketing, service and business intelligence functionality, for approximately $2,100,000 in cash paid at closing and $5,000,000 in unsecured, subordinated promissory notes. The transaction was accounted for as a purchase and resulted in a one-time, non-recurring charge of $638,000 relating to the write-off of acquired in-process technology of PSI.

The following table sets forth the unaudited consolidated pro forma results of operations for the period indicated giving effect to the acquisition as if it had occurred at the beginning of the period indicated. The non-recurring charge of $638,000 is excluded from pro forma net income (loss). No pro forma information is required for the years ended June 30, 2002 and 2001 since all acquisitions occurred in prior years.

Year Ended June 30, 2000 Restated
(in thousands, except per share data)
Revenue	$129,338
Net income (loss)	(10,857)
Net income (loss) per share, assuming dilution	(1.46)

NOTE 13—EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share data):

	Year Ended June 30,
	2002	2001	2000
Numerator for basic and diluted income (loss) per share—net income (loss), restated—See Note 3	$(3,416)	$(26,032)	$(10,174)

Denominator:
Weighted average common shares outstanding	7,568	7,535	7,411
Weighted average effect of warrants	126	—	—

Denominator for basic income (loss) per share	7,694	7,535	7,411
Effect of dilutive employee stock options	—	—	—

Denominator for diluted income (loss) per share	7,694	7,535	7,411

Basic net income (loss) per share, restated—See Note 3	$(0.44)	$(3.45)	$(1.37)

Diluted net income (loss) per share, restated—See Note 3	$(0.44)	$(3.45)	$(1.37)

During years ended June 30, 2002, 2001 and 2000 common share equivalents in stock options, warrants and convertible preferred shares were outstanding. However, such common share equivalents were not included in the computation of diluted net income per share because the Company reported a net loss for the period and, therefore, the effect would be anti-dilutive. As of June 30, 2002, 2,106,136 common share equivalents in stock options, 1,003,546 common share equivalents in warrants and 2,267,732 common share equivalents in convertible preferred shares were outstanding. The warrants relating to the convertible notes (see Note 8—Long-Term Obligations) are included in the net income (loss) per share calculation due to the nominal exercise price of $0.01 per share. In the previously filed 10-K the Company had not included these warrants in the calculation. This change increased the basic and diluted shares from 7,568 to 7,694.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—MINORITY INTEREST

In June 1998, Frontstep Computer Systems (Singapore) Pte. Ltd., a wholly-owned subsidiary of the Company, sold previously unissued shares of common stock (representing a 13.3% interest in that subsidiary) to Mitsui for $2,000,000. No gain or loss was recognized on the sale of the subsidiary stock.

The Company, through another subsidiary, and Mitsui also entered into put options which provided that during a six month period which commenced on September 1, 2001, Mitsui would have the right to put the subsidiary shares to the Company at a formula price as provided in the put options, to be not less than an aggregate of $2,000,000. Mitsui exercised the put options in September 2001. Subsequently, the parties executed convertible notes relating to the payment for the subsidiary shares. See Note 8—Long-Term Obligations—Minority interest notes payable. The Mitsui convertible notes were modified in principle in September 2002. See Note 20—Subsequent Events.

In September 1999, the Company formed a new subsidiary, Frontstep Japan Ltd., of which 15% of the initial capitalization was contributed by a minority interest investor.

NOTE 15—PREFERRED STOCK

The Company’s Amended Articles of Incorporation authorize 1,000,000 shares of preferred stock, no par value. The Board of Directors is authorized to determine the rights and preferences of these shares. Effective May 10, 2000, the Company consummated a private placement of 566,933 shares of Series A convertible participating preferred shares and warrants to purchase 453,546 common shares (the “Transaction”). Net proceeds realized from the Transaction were $13,375,000.

The preferred shares are convertible to common shares at any time, in whole or in part, at the holder’s option at a defined conversion rate. This conversion rate was originally two common shares for one preferred share. On March 7, 2002, in connection with the Transaction (See Note 8—Long-Term Obligations), the Company and the holders of its Series A preferred shares agreed that the conversion price for the Series A preferred shares would be immediately reset from $12.00 per share to $6.00 per share and therefore the conversion rate became four shares for one preferred share. Additionally, concurrent with the Transaction adjustments relating to share price and anti-dilution rights under the original preferred share agreement were waived by the holders of the preferred shares only with respect to the Transaction. The conversion price applicable to the preferred shares is subject to adjustment on the fourth anniversary of the Transaction if the average daily price of the Company’s common shares, weighted by trading volume, for the forty consecutive trading days immediately preceding the fourth anniversary (“Average Weighted Price”) is less than $6 per share. The adjusted conversion rate is determined by dividing $6 by the Average Weighted Price. This potential adjustment to the conversion rate represents a contingent beneficial conversion feature. Assuming the Average Weighted Price on the fourth anniversary is equal to the closing price of the Company’s common shares on June 30, 2002 ($2.99), the adjusted conversion rate would be 8.02 common shares for one preferred share and this adjustment would result in a $31,400,000 charge to retained earnings. Mandatory conversion occurs if, at any time after the second anniversary of the Transaction, the daily price of the Company’s common shares exceeds $24 for each and every day of any period of forty consecutive trading days.

The Company may, at its option, redeem all, but not less than all, of the outstanding preferred shares within thirty days after the fourth anniversary of the Transaction for $30.72 per preferred share plus accumulated, but unpaid, dividends, if any.

Holders of the preferred shares have a liquidation preference whereby upon voluntary or involuntary liquidation/dissolution/winding-up of the Company the preferred holders have a preference against the assets of

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company available for distribution. The liquidation preference is equal to the greater of a) $24 per preferred share outstanding plus accumulated, but unpaid, dividends, if any, or b) the amount that would be received by a holder of the number of common shares underlying the preferred shares if all the preferred shares were converted to common shares immediately prior to liquidation/dissolution/winding-up.

Concurrent with the execution of the Credit Facility with Foothill (see Note 8—Long-Term Obligations) in July 2001, the exercise price of the warrants issued in the Transaction was reduced to $3.36 per share from $15 per share. The warrants expire five years from the date of the Transaction. The warrants also contain certain adjustment provisions related to share price and provisions for anti-dilution rights, which were waived in connection with the execution of the Credit Facility agreement. The exercise price of the warrants is subject to adjustment on the fourth anniversary of the Transaction if the Average Weighted Price is less than $15 per share. The adjusted exercise price is the greater of a) the Average Weighted Price or b) 75% of the exercise price. Mandatory exercise occurs if, at any time after the second anniversary of the Transaction, the daily price of the Company’s common shares exceeds $12 per share for each and every day in any period of forty consecutive trading days. The Company determined that the fair value of the warrants on the date of the Transaction, net of issuance costs, was $2,510,000. This value was determined using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.5%, no dividend yield, volatility factor of .827, and option life of 5 years.

Under applicable Nasdaq rules, the Company was required to obtain shareholder approval of the issuance of common shares upon conversion of the convertible preferred shares and/or the exercise of the warrants at a price less than the market price of the Company’s common shares on the date of the Transaction ($9.1875 per share). The Company submitted to its shareholders at the Company’s annual meeting on November 8, 2000 a proposal to approve such issuance and such approval was obtained at that meeting.

NOTE 16—BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company designs, develops, markets and supports business software and services for midsize manufacturing companies, including business units of larger companies. The Company operates exclusively in this market and, therefore, only reports on one primary segment.

Summarized financial information attributable to each of the Company’s geographic areas is shown in the following table (in thousands):

	United States	North America, Excluding U.S.	Europe	Asia/Pacific
FISCAL 2002
Total Revenue, restated—See Note 3	$63,524	$3,039	$16,002	$10,101
Operating income (loss) before amortization of intangibles and special charges, restated—See Note 3	(2,574)	1,800	980	(396)
Operating Income (loss), restated—See Note 3	(4,287)	1,800	916	(396)
Long-lived assets	4,287	14	397	332

FISCAL 2001
Total Revenue, restated—See Note 3	$87,304	$4,103	$14,751	$10,869
Operating income (loss) before amortization of intangibles and special charges, restated—See Note 3	(18,085)	2,115	264	(2,191)
Operating Income (loss), restated—See Note 3	(27,291)	2,115	(184)	(2,225)
Long-lived assets	6,793	29	312	512

FISCAL 2000
Total Revenue, restated—See Note 3	$98,709	$4,326	$13,873	$11,855
Operating income (loss) before amortization of intangibles and special charges, restated—See Note 3	(3,473)	1,881	(3,434)	(1,101)
Operating Income (loss), restated—See Note 3	(7,558)	1,881	(3,962)	(1,179)
Long-lived assets	7,186	36	383	468

NOTE 17—COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits in the ordinary course of its business. It is the Company’s policy to vigorously defend any action brought against it, to the fullest extent, in the normal legal process. In the opinion of management, the outcome of these actions, which is not clearly determinable at the present time, are either adequately covered by insurance, or if not insured, will not, in the aggregate, have a material adverse effect upon the Company’s financial position or its results of future operations.

NOTE 18—SALE OF VISUAL APPLICATIONS SOFTWARE

Effective June 21, 2000, the Company sold certain assets of its Visual Applications Software, Inc. subsidiary for $2,915,000. The Company has recognized a $429,000 net loss in connection with the sale of which approximately $1,200,000 includes write-off of purchased goodwill. The costs related to the disposition of Visual Applications Software, Inc. are included in “restructuring and other charges” in the Consolidated Statements of Operations for the year ended June 30, 2000.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended
	June 30 Restated	March 31 Restated	December 31 Restated	September 30 Restated
	(in thousands, except per share data)
FISCAL 2002
Total revenue	$22,469	$21,785	$23,306	$25,106
Gross margin	11,617	10,880	11,573	13,843
Operating income (loss)	1,008	(1,260)	(2,514)	799
Net income (loss)	457	(1,224)	(2,894)	245
Basic income (loss) per common share	$0.06	$(0.16)	$(0.38)	$0.03
Diluted income (loss) per common share	$0.04	$(0.16)	$(0.38)	$0.03

FISCAL 2001
Total revenue	$28,708	$26,498	$33,585	$28,236
Gross margin	16,075	9,663	18,706	13,838
Operating income (loss)	(4,985)	(15,870)	(1,587)	(5,143)
Net income (loss)	(5,188)	(16,128)	(1,259)	(3,457)
Basic income (loss) per common share	$(0.69)	$(2.13)	$(0.17)	$(0.46)
Diluted income (loss) per common share	$(0.69)	$(2.13)	$(0.17)	$(0.46)

NOTE 20—SUBSEQUENT EVENTS

On August 12, 2002 and August 28, 2002, the Company issued its 10% convertible subordinated notes (the “Convertible Notes”) in the aggregate principal amount of $2.5 million and $1.0 million, respectively to, and received $2.5 million and $1.0 million, respectively in cash from, certain of its preferred shareholders, including Fallen Angel Equity Fund and entities affiliated with Morgan Stanley, and two other shareholders and directors of the Company, Lawrence J. Fox and James A. Rutherford (collectively, the “Investors”), in accordance with the terms of a private placement transaction. The Convertible Notes are each due on May 10, 2004 and are convertible into common shares of the Company at a conversion rate of $2.4876 per share. All $5.0 million of the Convertible Notes have now been drawn down by the Company. See Note 8—Long-Term Obligations.

A summary of all convertible notes issued as part of the private placement transaction is as follows:

Name of Investor	Principal Amount of Initial Notes Purchased	Principal Amount of Convertible Notes Purchased
Morgan Stanley Dean Witter Venture Partners IV, L.P.	$550,131	$1,283,639
Morgan Stanley Dean Witter Venture Investors IV, L.P.	$63,824	$148,923
Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P.	$21,463	$50,080
Fallen Angel Equity Fund, L.P.	$264,582	$617,358
Lawrence J. Fox	$450,000	$1,050,000
James A. Rutherford	$150,000	$350,000

Total	$1,500,000	$3,500,000

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company and Mitsui entered into convertible note agreements in May 2002 and July 2002 for the payment of $2,000,000 to Mitsui in connection with the exercise of put options. See Note 8—Long-Term Obligations. In September 2002, the Company and Mitsui agreed to modify the terms of these convertible note agreements with respect to $1.3 million of notes due originally due September 1, 2002. Under the modified terms, 50% of the principal amount of these Mitsui convertible notes that were due September 1, 2002, plus the accrued interest on such amount, will be payable in common shares of the Company based upon a conversion price of $2.85 per share. The Company must register the shares for resale and may issue the common shares to Mitsui at any time prior to January 1, 2003. However, interest continues to accrue on these notes at 4.4% until the common shares are issued and the notes are exchanged. The remaining 50% of the principal amount of the Mitsui convertible notes due September 1, 2002, plus accrued interest at 4.4%, is due and payable no later than January 1, 2003. The amended agreement will provide that, in the event of non-payment, Mitsui has the right to require late payment interest on the unpaid principal and accrue interest at 16% per annum or to convert all of the unpaid principal and accrued interest into common shares of the Company. The price per share for such conversion is the lower of (a) $2.85 or (b) the average of the daily closing price for 30 consecutive trading days prior to January 1, 2003. The Company may repay the Mitsui convertible notes at any time, including the portion exchangeable for common shares of the Company, prior to the issuance of such shares.

For the remaining $700,000 of the notes, the principal and accrued interest at 4.4% shall be due and payable in one lump sum payment not later than March 5, 2003. The note is convertible into the Company’s common stock at $12 per share at the option of Mitsui.

The Company has outstanding under its employee stock option plans options granted pursuant to stock option agreements which contain provisions that provide that the options covered by the agreements will become fully exercisable as of the date of a “change in control” of the Company, as defined in the agreements, if the option has been outstanding six months or more at the time of such change in control. For purposes of the agreements, a “change in control” is deemed to have occurred on the date that any entity or person (including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1933, other than a trustee or other fiduciary of securities held under an employee benefit plan of the Company or its subsidiaries) becomes the beneficial owner of, or obtains voting control over, any percentage of the Company’s outstanding common shares greater than or equal to the percentage beneficially owned by Lawrence J. Fox. On August 12, 2002, as a result of the Convertible Note offering made by the Company and subsequent draws thereon, Morgan Stanley beneficially owned a greater number of our common shares and, consequently a greater percentage of our outstanding common shares than Mr. Fox. As a result, employee stock options covering 388,575 common shares, with exercise prices ranging from $3.55 to $20.50 per share, became vested.

On November 12, 2002, the Company and Foothill agreed to further amend the Credit Facility to provide for, among other things, temporary additional borrowing availability under the revolving credit portion of the Credit Facility and the deferral of certain payments owing under the term loan portion of the Credit Facility. In addition, the amendment further amends financial covenants.

The amendment contains certain covenants relating to the strategic and business plans and objectives of the Company and which permit Foothill to participate in the evaluation of such plans and objectives. Pursuant to the terms of these covenants, the Company must: 1) deliver a contingency plan to Foothill reflecting a plan to restructure the business operations of the Company to a level at which the Company’s revenues, at existing levels, will provide sufficient cash flow to support the business operations of the Company, including its debt service obligations under the Credit Facility, 2) engage an investment banking firm to assist the Company in reviewing its strategic and business options and 3) establish certain benchmarks with respect to the evaluation and implementation of available strategic and business options for the Company that are acceptable to Foothill.

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the Company fails to comply with certain of the benchmarks referred to above, the commitments of Foothill to make advances and issue letters of credit for the account of the Company will terminate and any such advances and/or issuances of letter of credit may be issued by Foothill in its sole and absolute discretion. The non-compliance with the execution and implementation of the strategic plan or option selected pursuant to the terms and conditions of the Credit Facility will constitute an event of default under the Credit Facility. Because of the subjective nature of these covenants and the risks associated with noncompliance by the Company, indebtedness outstanding under the Credit Facility has been classified as a current liability in the balance sheet as of June 30, 2002 and September 30, 2002.

In connection with the November 12, 2002 amendment to the Credit Facility, the Company reduced: 1) the exercise price of 550,000 common stock purchase warrants held by Foothill to $2.85 per share from $3.36 per share, 2) the price at which the Company’s Series A Preferred shares convert into the Company’s common shares to $2.85 per share from $6.00 per share and 3) the exercise price of common stock purchase warrants held by the holders of the Series A Preferred shares for 453,546 common shares to $2.85 per share from $3.36 per share.

The change in the exercise price for the Foothill common stock purchase warrant will be reflected in the financial statements as an additional debt discount on the related debt. The change in the exercise price for the common stock purchase warrants held by the holders of the Series A Preferred shares is pursuant to the anti-dilution provisions of such warrants and, as such, will have no current accounting impact since the contractual terms of the warrants remain unchanged. The resetting of the conversion rate for the Series A Preferred shares is also pursuant to the contractual anti-dilution provisions of those instruments and, as such, will have no current accounting impact as it is not considered to be a beneficial conversion right under EITF Issue 98-5 that was in effect when the preferred shares were originally issued. However, the Series A Preferred shares do have a contingent beneficial conversion feature as the conversion rate is subject to adjustment on May 10, 2004 if the average daily price of the Company’s common shares for the forty consecutive trading days immediately preceding that date is less than $2.85 per share.

NOTE 21—STRATEGIC TRANSACTION (UNAUDITED)

On November 25, 2002, the Company and MAPICS, Inc. (“MAPICS”) announced that they had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which MAPICS will acquire Frontstep. Pursuant to the terms of the Merger Agreement, shareholders of Frontstep, including holders of the Company’s Series A Convertible Participating Preferred Stock (the “Series A Preferred Stock”), will receive, in the aggregate, 4.2 million shares of MAPICS common stock in exchange for all of the outstanding shares and the assumption by MAPICS of the Company’s debt and other liabilities. Frontstep shareholders will receive approximately 0.30 MAPICS shares for each share of Frontstep common stock held as of the effective time of the merger. Closing, which is expected to occur during the first calendar quarter of 2003, remains subject to certain closing conditions including, but not limited to, regulatory clearance and approval of the acquisition by MAPICS and Frontstep shareholders. In connection with the Merger Agreement, Frontstep officers, directors and certain shareholders, including all holders of the Series A Preferred Stock, have entered into agreements to vote shares held by them in favor of the proposed transaction. Pursuant to these voting agreements, shareholders expected to hold a majority of the voting shares of Frontstep common stock as of the record date have committed to vote their shares in favor of the transaction. Under Ohio law, the transaction must be approved by the holders of at least two-thirds of the voting power of Frontstep. The proposed merger is intended to qualify as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code.

On November 24, 2002, in connection with the Merger Agreement, the Company entered into a letter agreement with the holders of the Series A Preferred Stock (the “Restructuring Agreement”). Each shareholder party to the Restructuring Agreement has agreed that, at the closing of the proposed merger, it shall accept, in

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exchange for the Series A Preferred Stock owned by it, a number of shares of MAPICS common stock equal to a 25% discount on the Series A Preferred Stock liquidation preference, based on the average closing price of MAPICS common stock during the period from November 7, 2002 through November 20, 2002. At the request of the Company, and to induce MAPICS to enter into the Merger Agreement, each holder of Series A Preferred Stock has agreed to exercise their warrants issued by the Company on March 7, 2002 to acquire shares of Frontstep common stock and to convert their shares of Series A Preferred Stock into Frontstep common stock prior to the record date set for the special meeting of the Company’s shareholders to vote on the Merger Agreement. In addition, each of the holders of Series A Preferred Stock has agreed to certain other matters that would become effective at the closing of the merger.

Further description of this transaction and copies of the Merger Agreement have been filed with the Securities and Exchange Commission on Form 8-K on November 26, 2002.

ITEM 9.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

None.    The Company filed a current report on Form 8-K, dated November 8, 2000, to report under Item 4 (Changes in Registrant’s Certifying Accountant) that effective November 8, 2000, the registrant appointed KPMG LLP as its Certifying Accountant. Ernst & Young LLP was previously the principal accountant for Frontstep. The decision to change accountants was approved by the Audit Committee and the Board of Directors.

In connection with the audits of the two fiscal years ended June 30, 2000 and during the subsequent interim period through September 30, 2000, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

PART III

ITEM 10.    DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Company’s Directors are as follows:

Director	Age	Principal Occupations	Director of Frontstep Since
Lawrence J. Fox	45	Chairman of the Board of Frontstep	1984
Stephen A. Sasser	52	President and Chief Executive Officer of Frontstep	1995
Duke W. Thomas	64	Partner, Vorys, Sater, Seymour and Pease LLP	1988
James A. Rutherford	55	President of Wingset Inc.	1995
Roger D. Blackwell	61	Professor of Marketing, Fisher College of Business, The Ohio State University and President and Chief Executive Officer Roger Blackwell Associates, Inc.	2000
Guy L. de Chazal	54	Managing Director of each of Morgan Stanley & Co. Inc. and MSDW Venture Partners IV, Inc.	2000
Barry M. Goldsmith	57	General Partner, Updata Venture Associates, L.P.	2000
A. Zuheir Sofia	58	Chairman of Sofia & Company, Inc.	2001

Mr. Fox founded a predecessor to Frontstep in 1979 as a sole proprietorship. He has held his present office as Chairman of the Board since a predecessor to the Company was incorporated in 1984. From 1984 to 1998, Mr. Fox also served as Chief Executive Officer of the Company. Mr. Fox is also a director of Alkon Corporation, a provider of enterprise solutions to the construction industry.

Mr. Sasser has held the positions of President and Chief Executive Officer of the Company since January 1999. Mr. Sasser previously served the Company, from the time that he joined the Company in July 1995 until January 1999, as President and Chief Operating Officer. Mr. Sasser has served as a director of the Company since July 1995. Mr. Sasser also is a director of Aelita, Inc., a provider of systems management utility tools.

Mr. Thomas has been a partner of Vorys, Sater, Seymour and Pease LLP, a law firm based in Columbus, Ohio, since 1970. Mr. Thomas is also a director of The Ohio Bar Liability Insurance Co., a lawyers professional liability company, and the Ohio Printing Company, a commercial printing company.

Mr. Rutherford founded Wingset Inc., a private investment management corporation, and has served as its President since 1992. Mr. Rutherford also serves as Managing Director of Wingset Investments Ltd., a private investment management corporation. Mr. Rutherford is also a director of Ciber, Inc., a provider of information technology consulting services.

Dr. Blackwell has been associated with The Ohio State University since 1965 and is currently a Professor of Marketing in the Fisher College of Business. Dr. Blackwell also has been President and Chief Executive Officer of Roger Blackwell Associates, Inc., a consulting firm in Columbus, Ohio, since 1980. Dr. Blackwell is a board member of Anthony & Sylvan Pools, Inc., a pool builder and designer; Flex-Funds, a manager and marketer of mutual and money market funds and other investment vehicles; AirNet Systems, Inc., a provider of specialty air courier services; Intimate Brands, Inc., the parent company of several former divisions of The Limited Inc. which includes Victoria’s Secret, Victoria’s Secret Catalogue and Bath & Body Works; Max & Erma’s Restaurants, a chain of casual family dining restaurants throughout the Midwest; Applied Industrial Technologies, which is engaged in business-to-business electronic commerce and distribution; and Diamond Hill Capital Management, Inc., an investment management company.

Mr. de Chazal has been Managing Director of Morgan Stanley & Co. Inc., an investment bank, since 1994. Mr. de Chazal also serves as a Managing Director of MSDW Venture Partners IV, Inc., a venture capital investments fund. Mr. de Chazal also is a director of Lionbridge Technologies, a provider of globalization services to software publishers, computer hardware manufacturers and telecommunications companies. See also footnotes 4 and 5 under “Principal Holders of Securities.”

Mr. Goldsmith has been a General Partner of Updata Venture Partners, a technology private equity firm, since March of 2000. He also has been the Managing Director of Updata Capital, Inc., a mergers and acquisitions consulting organization, since 1987. Mr. Goldsmith also is the general partner of Fallen Angel Capital, L.L.C. Mr. Goldsmith is currently a board member of Compuware Corporation, a provider of software and professional services for information technology departments of business enterprises; and Dendrite International, Inc., a specialized software services provider. See also footnotes 6 and 7 under “Principal Holders of Securities.”

Mr. Sofia has been Chairman of Sofia & Company, Inc., an Ohio based investment-banking firm, since 2001. He has also been the President of Stanberry Group, LLC, a registered investment advisor, since 1999. Previously, Mr. Sofia was President, COO, Treasurer and Director of Huntington Bancshares Inc., a $26 billion bank holding company which he joined in 1971. Mr. Sofia is also director of the Lancaster Colony Corporation. Mr. Sofia is Vice Chairman of the Ohio Banking Commission and serves on the Western Kentucky University Board of Advisors.

The Company’s executive officers (excluding those that are also directors) are as follows:

Name	Age	Title
Lawrence W. DeLeon	47	Executive Vice President, Worldwide Field Operations
Daryll L. Wartluft	61	Executive Vice President, Products Group
Robert D. Williams	47	Vice President, Human Resources
Aggie G. Haslup	51	Vice President, Marketing
Daniel P. Buettin	49	Vice President, Finance, Chief Financial Officer and Secretary

Lawrence W. DeLeon has held the position of Executive Vice President Worldwide Field Operations since August 2000. Mr. DeLeon previously served the Company as Vice President, Chief Financial Officer and Secretary from the time that he joined the Company in 1995 to July 2000.

Daryll L. Wartluft has held the position of Executive Vice President Frontstep Product Group since August 2000. Mr. Wartluft previously served as Vice President and General Manager, SyteLine Division from the time that he joined the Company in May 1998 until July 2000. From 1995 to 1998, he was President and Chief Executive Officer and a director of Pivotpoint Inc., an ERP software and services provider.

Robert D. Williams joined the Company in September 1995 as Vice President, Human Resources.

Aggie G. Haslup has held the position of Vice President of Corporate Marketing since November 2001. Ms. Haslup joined the Company in 1996 and has previously served as an operating Vice President with various marketing responsibilities.

Daniel P. Buettin joined the Company in August 2000 as Vice President, Finance, Chief Financial Officer and Secretary. Mr. Buettin served from 1995 to August 2000 as Vice President and Chief Financial Officer of MPW Industrial Services Group, Inc., a publicly-traded services company.

The executive officers of the Company are appointed by and serve at the pleasure of the Company’s Board of Directors. There are no arrangements or understandings between any officer and any other person pursuant to which the officer was so appointed.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Frontstep executive officers and directors, and persons who beneficially own more than 10% of the outstanding common shares, to file initial reports of ownership and reports of changes in ownership of their equity securities of Frontstep with the Commission and the National Association of Securities Dealers, Inc. Frontstep executive officers, directors and greater than 10% beneficial owners are required by Commission regulations to furnish Frontstep with copies of all Section 16(a) forms filed by them. Based solely on a review of the copies of such forms furnished to Frontstep and written representations from Frontstep’s executive officers and directors, Frontstep believes that all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with for fiscal 2002.

ITEM 11.    EXECUTIVE COMPENSATION

Executive Compensation

The following table shows, as to the Chief Executive Officer and the other four most highly compensated executive officers of Frontstep whose salary plus bonus exceeded $100,000, information concerning compensation paid for services to Frontstep in all capacities during the fiscal year ended June 30, 2002, as well as the total compensation paid to each such individual for Frontstep’s two previous fiscal years (if such person was the Chief Executive Officer or an executive officer, as the case may be, during any part of such fiscal years).

SUMMARY COMPENSATION TABLE

Long Term Compensation Awards

		Annual Compensation					Securities Underlying Options
Name and Principal Position(s)	Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)				All Other Compensation ($)
Lawrence J. Fox Chairman of the Board	2002 2001 2000	$247,500 269,271 275,000		None None None	$28,236 39,771 36,690	(1) (1) (1)	22,400 None None	(12)$	5,049 33,107 33,000	(2) (3) (4)
Stephen A. Sasser President and Chief Executive Officer	2002 2001 2000	$270,000 293,750 272,000	$	None 74,880 None	None None None		None None None		$5,505 7,494 6,262	(5) (6) (7)
Stephen A. Yount(8) Executive Vice President Business Development and Channel Operations	2002 2001 2000	$165,600 180,167 170,000		$12,000 26,774 42,778	None None None		20,000 None 10,000		$53,807 1,565 14,024	(9) (10) (11)
Lawrence W. DeLeon Executive Vice President Frontstep Worldwide Field Operations	2002 2001 2000	$171,000 186,042 165,000		None 48,170 7,440	None None None		30,000 10,000 None		$4,215 5,855 5,055	(2) (2) (2)
Daryll L. Wartluft Executive Vice President Frontstep Product Group	2002 2001 2000	$180,000 195,833 189,000		None 35,170 19,828	None None None		98,800 25,000 None	(13)	$2,250 2,694 2,684	(2) (2) (2)

(l)	Includes payment for automobile allowance, other travel costs, club dues, legal fees and tax preparation costs.
(2)	Represents Frontstep’s matching contribution to the 401(k) Profit Sharing Plan for the named officer.
(3)	Includes $28,000 paid for premiums on split term life insurance on the named officer and Frontstep’s matching contribution to 401(K) Profit Sharing Plan of $5,107.
(4)	Includes $28,000 paid for premiums on split term life insurance on the named officer and Frontstep’s matching contribution to 401(K) Profit Sharing Plan of $5,000.
(5)	Includes $2,130 paid for premiums on split term life insurance on the named officer and Frontstep’s matching contribution to the 401(K) Profit Sharing Plan of $3,375.
(6)	Includes $2,130 paid for premiums on split term life insurance on the named officer and Frontstep’s matching contribution to the 401(K) Profit Sharing Plan of $5,364.
(7)	Includes $2,130 paid for premiums on split term life insurance on the named officer and Frontstep’s matching contribution to the 401(k) Profit Sharing Plan of $4,132.
(8)	Mr. Yount terminated his employment with the Company in August 2002.
(9)
Includes a reduction of $37,500 to the principal balance outstanding on a loan made by Frontstep to the named officer, relocation costs of $14,754 and Frontstep’s matching contribution of $1,553 to the 401(k) Profit Sharing Plan for the named officer.

(10)	Represents Frontstep’s matching contribution to the 401(K) Profit Sharing Plan for the named officer.
(11)
Includes a reduction of $12,500 to the principal balance outstanding on a loan made by Frontstep to the named officer, and Frontstep’s matching contribution of $1,413 to the 401(K) Profit Sharing Plan for the named officer.

(12)	Stock options issued in connection with the Company’s exchange offer. Mr. Fox returned 28,000 outstanding options for cancellation.
(13)	Includes 68,800 stock options issued in connection with the Company’s exchange offer. Mr. Wartluft returned 86,000 outstanding options for cancellation.

Stock Option Grants and Exercises

The following table sets forth certain information with respect to stock options awarded during fiscal year 2002 to executive officers named in the Summary Compensation Table. These option grants are also reflected in the Summary Compensation Table. In accordance with Securities and Exchange Commission (“Commission”) rules, the hypothetical realizable values for each option grant are shown based on compound annual rates of stock price appreciation of 5% and 10% from the grant date to the expiration date. The assumed rates of appreciation are prescribed by the Commission and are for illustration purposes only; they are not intended to predict future stock prices, which will depend upon market conditions and Frontstep’s future performance and prospects.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name	Number of Shares Underlying Options Granted (#)		% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)(1)	Expiration Date
						5% ($)	10% ($)
Lawrence J. Fox	22,400	(3)	3.21%	$3.12	6/10/2012	$43,952	$111,383
Stephen A. Sasser			N/A	N/A	N/A	N/A	N/A
Stephen A. Yount	20,000		2.86%	$3.92	11/07/2011	$49,305	$124,949
Lawrence W. DeLeon	30,000		4.30%	$3.92	11/07/2011	$73,958	$187,424
Daryll L. Wartluft	98,800	(4)	14.15%	$3.12	6/10/2012	$193,861	$491,281

(1)	Represents the market price of the Shares on the date of grant.
(2)
The dollar amounts reflected in this table are the result of calculations at the 5% and 10% annual appreciation rates set by the Commission for illustrative purposes and assume the options are held until their expiration date. Such dollar amounts are not intended to forecast future financial performance or possible future appreciation in the price of the Company’s common shares. Shareholders are therefore cautioned against drawing conclusion from the appreciation data shown, aside from the fact that the persons indicated will only realize value from the option grants shown when the price of the Company’s common shares appreciates, which benefits all shareholders commensurately.

(3)	Stock options issued in connection with the Company’s exchange offer. Mr. Fox returned 28,000 outstanding options for cancellation.
(4)	Includes 68,800 stock options issued in connection with the Company’s exchange program. Mr. Wartluft returned 86,000 outstanding options for cancellation.

Options granted to Frontstep executive officers generally vest and become exercisable in increments of 25% on each anniversary of the grant date, provided the executive officer continues in the employ of Frontstep, and provided further that, upon the occurrence of certain change in control events (defined in the Frontstep stock option agreements) all such options outstanding six months or more prior to the date of such change in control event will become fully vested. See discussion below regarding the Company voluntary option exchange program.

We have outstanding under our employee stock option plans options granted pursuant to stock option agreements which contain provisions that provide that the options covered by the agreements will become fully exercisable as of the date of a “change in control” of the Company, as defined in the agreements, if the option has been outstanding six months or more at the time of such change in control. For purposes of the agreements, a “change in control” is deemed to have occurred on the date that any entity or person (including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1933, other than a trustee or other fiduciary of securities held under an employee benefit plan of the Company or its subsidiaries) becomes the beneficial owner of, or obtains voting control over, any percentage of our outstanding common shares greater than or equal to the percentage beneficially owned by Lawrence J. Fox. On August 12, 2002, as a result of the Convertible Note offering made by the Company and subsequent draws thereon, Morgan Stanley beneficially owned a greater number of our common shares and, consequently a greater percentage of our outstanding common shares than Mr. Fox. As a result, employee stock options covering 388,575 common shares, with exercise prices ranging from $3.55 to $20.50 per share, became vested. Of these, none were held by Mr. Fox and options for 192,000 common shares with exercise prices ranging from $3.92 to $10.69 per share were held by other executive officers of the Company.

On October 30, 2001, the Company offered all participants, including executive officers, of its Non-Qualified Stock Option Plan for Key Employees and its 1999 Non-Qualified Stock Option Plan for Key Employees (collectively, “the Plans”) the opportunity to participate in a voluntary stock option exchange program. The program generally allowed a participant to return options held at that time to the Company in exchange for new options to be granted at a future date at least six months and one day after the date of cancellation of the old options by the Company. As of the date of the offer, options to purchase 1,586,054 shares of the Company were outstanding pursuant to the Plans. The offer expired on December 7, 2001 and options to purchase 366,111 common shares were returned to the Company and cancelled. On June 10, 2002, the Company issued 333,764 new options with an exercise price of $3.12 per share, which was the market price per share of the Company’s common shares on the date of grant. The new options have other terms and conditions substantially the same as the old options. Executive officers of the Company who participated in the exchange program returned options for 125,000 common shares for cancellation and were issued for new options on June 10, 2002 for 100,000 common shares in exchange for the cancelled options which vest over 2 years.

The following table shows the number of all vested (exercisable) and unvested (not yet exercisable) stock options held by each executive officer named in the Summary Compensation Table at the end of fiscal year 2002, and the value of all such options that were “in the money” (i.e., the market price of the common shares covered by the options was greater than the exercise price of the options) at the end of fiscal year 2002.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year End Option Values

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at Fiscal Year End (#)	Value of Unexercised in-the- Money Options Held at Fiscal Year End ($)
Name			Exercisable/Unexercisable	Exercisable/Unexercisable
Lawrence J. Fox	-0-	-0-	160,000/22,400	$0/$0
Stephen A. Sasser	-0-	-0-	540,000/0	$0/$0
Stephen A. Yount	-0-	-0-	122,500/22,500	$0/$0
Lawrence W. DeLeon	-0-	-0-	167,000/0	$0/$0
Daryll L. Wartluft	-0-	-0-	25,000/98,800	$0/$0

Equity Compensation Plan Information

The following table sets forth certain information regarding the Company’s employee and outside directors stock option plans at September 15, 2002 and as of June 30, 2002:

	September 15, 2002			June 30, 2002
Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans	Number of Securities to be issued upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	1,776,136	$5.68	665,140	1,706,136	$5.97	626,620
Equity compensation plans not approved by security holders	400,000	$3.81	-0-	400,000	$3.81	-0-
Total	2,176,136	$4.63	665,140	2,106,136	$5.45	626,620

The Company has a Non-Qualified Stock Option Plan for Key Executives (the “Key Executives Plan”) which has not been approved by shareholders of the Company. The Key Executive Plan provides for the grant of a total of 400,000 common shares and, as of June 30, 2002, all such options were issued and are outstanding.

Compensation of Directors

The Board of Directors held a total of seventeen meetings during 2002. The board has an Audit Committee, a Compensation Committee, a Stock Option Committee and a Corporate Development Committee. Each of these committees is responsible to the full Board of Directors and its activities are therefore subject to approval of the board.

For the fiscal year ended June 30, 2002, the compensation arrangement between Frontstep and all directors who are not employees of Frontstep (“Outside Directors”) was as follows: $500 for each Board meeting attended; and $1,250 per quarter. During the 2002 fiscal year, each of the Outside Directors agreed to defer the payment of such compensation. In addition, from time to time, the Outside Directors receive options to acquire common shares under the Frontstep, Inc. Stock Option Plan for Outside Directors (the “Directors’ Plan”). During the 2002 fiscal year, 20,000 options were granted under the Directors’ Plan. In August 2002, each outside Director, excluding Mr. Goldsmith and Mr. de Chazal, received a grant of 25,000 options in consideration for deferral of their compensation in Fiscal 2002. Employee directors do not receive any additional compensation for serving as a director.

Compensation Committee Interlocks and Insider Participation

No current member of the compensation committee is an officer or employee of Frontstep. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Mr. Thomas is a partner of the law firm of Vorys, Sater, Seymour and Pease LLP. During fiscal 2002, Frontstep used, and anticipates that it will continue to use, the services of such firm.

Mr. Goldsmith is the general partner of Fallen Angel Capital, L.L.C., which is the general partner of Fallen Angel Equity Fund. Fallen Angel Equity Fund is a holder of Series A preferred shares and Convertible Notes and Frontstep has issued warrants to purchase common shares to Fallen Angel Equity Fund relating to each of these transactions, as described above under the heading “Certain Transactions and Relationships” and in footnotes 6 and 7 under “Principal Holders of Securities.”

Representation Arrangement

On May 10, 2000, the Company entered into an Investor Rights Agreement with affiliates of Morgan Stanley, Fallen Angel Equity Fund (“Fallen Angel”) and Lawrence J. Fox in connection with the sale of its preferred shares and warrants to the preferred shareholders of the Company. The agreement was amended and restated in March 2002 in connection with the issuance of convertible notes and warrants to certain of the preferred shareholders and to Mr. Fox and Mr. Rutherford. Pursuant to the terms of the Amended and Restated Investor Rights Agreement, each of the parties to the original agreement, including the Company, and Mr. Rutherford have agreed to take all reasonably necessary or desirable legal actions within its or his control so that, among other things, until May 10, 2004 (i) the authorized number of the Company’s directors will be 8; (ii) one director on the Company’s board will be designated by each of Morgan Stanley and Fallen Angel; (iii) one director on the Company’s board will be Lawrence J. Fox; and (iv) management’s slate of directors, including the designees of Morgan Stanley and Fallen Angel, and Mr. Fox, will be elected to the Company’s board.

Guy de Chazal currently serves as the representative of Morgan Stanley on the Frontstep Board of Directors. Mr. de Chazal is a Managing Director of Morgan Stanley & Co. Inc. and of MSDW Venture Partners IV, Inc., an entity controlled by Morgan Stanley and the managing member of MSDW Venture Partners IV, L.L.C., the general partner of each of the Morgan Stanley affiliate entities that hold outstanding preferred shares, warrants and/or convertible notes of the Company. See also footnotes 4 and 5 to the principal shareholders table in Item 12. Security Ownership of Certain Beneficial Owners and Management.

Barry Goldsmith currently serves as the representative of Fallen Angel on the Frontstep Board of Directors. Mr. Goldsmith is the general partner of Fallen Angel Capital, L.L.C., which is the general partner of Fallen Angel. See also footnotes 6 and 7 to the principal shareholders table in Item 12. Security Ownership of Certain Beneficial Owners and Management.

Employment Agreement and Change-in-Control Arrangements

Stephen A. Sasser.    Frontstep has an employment agreement dated July 5, 1995, as amended on April 1, 1997 and December 15, 1998, with Stephen A. Sasser, President and Chief Executive Officer (the “Sasser

Agreement”). Mr. Sasser also is a director of the Company. The term of the Agreement extends to July 5, 2002. The Sasser Agreement, however, provides for automatic renewal for one additional year to each July 4 thereafter unless prior notice of non-renewal is given by Frontstep at least 120 days before the expiration of the term of the Sasser Agreement. Under the Sasser Agreement, Mr. Sasser agrees to serve as President and Chief Executive Officer of Frontstep. He further agrees to serve as director of Frontstep and as an officer and/or director of any of Frontstep’s subsidiaries or affiliates if elected as such.

The Sasser Agreement provides for an annual base salary of not less than $272,000 and additional compensation pursuant to a bonus plan approved by the Compensation Committee of the Frontstep Board of Directors with an annual target bonus opportunity of not less than $188,000. The Company did not meet the aggregate target bonus opportunity for the fiscal 2001, but Mr. Sasser did receive a bonus payment of $74,880 with respect to the Company’s quarterly performance through December 2000. Mr. Sasser did not receive bonus payment in fiscal 2000 and his fiscal 1999 bonus payment was $101,520.

If Mr. Sasser’s employment with Frontstep is terminated as the result of his death or disability (as defined in the Sasser Agreement), or by Frontstep for cause (as defined in the Sasser Agreement), then he will be entitled to receive his base salary through the date of termination and bonus compensation as provided for under the Sasser Agreement on a pro rata basis to the extent that Frontstep has achieved annual targets and objectives as of the date of termination. In the event of termination of Mr. Sasser’s employment by Frontstep other than for cause or disability (in each case, as defined in the Agreement) or by Mr. Sasser within one year after a “change in control” of Frontstep (as defined in the Sasser Agreement), in addition to the prorated base salary and bonus compensation previously described, Mr. Sasser will be entitled to receive an amount equal to his annual base salary, plus an amount equal to the highest bonus earned by him under the terms of the Sasser Agreement for any fiscal year prior to the date of termination, and other specified benefits. If any of this results in additional tax to him under Section 4999 of the Internal Revenue Code, Frontstep is required to make an additional payment to him so as to provide Mr. Sasser with the benefits he would have received in the absence of such tax. Pursuant to other terms of the Sasser Agreement, an option for 400,000 common shares was granted to Mr. Sasser effective in January 1996 and an option for an additional 140,000 common shares was granted to Mr. Sasser in July 1996.

The Sasser Agreement also requires Frontstep to maintain a policy of insurance on Mr. Sasser’s life in the amount of $1 million, the proceeds of which policy to be payable upon his death to beneficiaries designated by Mr. Sasser or to his estate if no such designation is made.

Lawrence J. Fox.    Pursuant to a resolution adopted by the Compensation Committee of the Board of Directors, the Company has agreed to maintain the salary of Mr. Fox, Chairman of the Board of Directors, at $250,000 a year, so long as any of the Notes held by him remain unpaid and outstanding.

Severance Arrangements with Executive Officers.    Each of the Company’s executive officers, other than Mr. Fox and Mr. Sasser, have entered into severance agreements with the Company dated September 13, 2002. These agreements are intended to foster the continued employment of the executive officers with the Company in the event of a “Change in Control” as such term is defined in the agreements. Generally, for a period of six months following a Change in Control, the executive officers are entitled to an amount of severance equal to six months of their current base salary and benefits in effect at the time of their termination if, for certain reasons provided in the agreement, their employment is terminated. These agreements expire on August 31, 2004 or six months following a Change in Control. The term of the agreements will be automatically extended for one-year terms after August 31, 2004 unless otherwise terminated prior to such time by the Company’s Board of Directors.

Miscellaneous.    Awards of stock options to Frontstep employees under any of Frontstep’s stock option programs, including the named executive officers, generally will vest upon a change in control of Frontstep (as defined in Frontstep’s employee stock option agreements).

ITEM 12.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the names and addresses of, and the number and percentage of our common shares and Series A preferred shares, respectively, beneficially owned as of September 15, 2002 (except as otherwise noted) by, the only persons known to Frontstep to beneficially own more than 5% of each class of outstanding shares:

	Common Shares			Series A Preferred Shares
Name and Address	Amount and Nature of Beneficial Ownership(1)		Percent of Class	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Lawrence J. Fox	2,824,754	(2)	33.19%	None		None
2800 Corporate Exchange Drive Columbus, Ohio 43231
Stephen A. Sasser	567,199	(3)	7.00%	None		None
2800 Corporate Exchange Drive Columbus, Ohio 43231
Morgan Stanley affiliated entities	3,026,886	(4)	28.57%	400,266	(5)	70.6%
1585 Broadway New York, New York 10036
Fallen Angel Equity Fund, L.P.	1,260,368	(6)	14.28%	166,667	(7)	29.4%
960 Holmdel Road Holmdel, New Jersey 07733
James A. Rutherford	424,397	(8)	5.39%	None		None
15 South High Street New Albany, Ohio 43054

(1)
Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse. The Series A preferred shares are convertible on a 4-for-1 basis (subject to adjustment) into common shares.

(2)
Includes (i) 1,878,924 shares held directly by Mr. Fox, (ii) 180,000 shares issuable upon exercise of outstanding warrants exercisable within the next 60 days, (iii) 160,000 shares subject to options exercisable within the next 60 days, (iv) 602,991 shares issuable upon conversion of outstanding Convertible Notes within the next 60 days and (v) 2,839.1091 shares held for the account of Mr. Fox in the Company’s 401(k) Plan.

(3)	Includes (i) 540,000 shares subject to options exercisable within the next 60 days and (ii) 6,199 shares held for the account of Mr. Sasser in the Company’s 401(k) Plan.
(4)
As reported in a Schedule 13D filed on May 19, 2002 as amended with the Securities and Exchange Commission (the “MS Schedule 13D”). Includes (i) 1,601,064 shares issuable upon conversion of outstanding Series A Preferred shares which are convertible on a 4-for-1 basis within the next 60 days, (ii) 574,379 shares issuable upon exercise of outstanding warrants which are exercisable within the next 60 days and (iii) 851,443 shares issuable upon conversion of outstanding Convertible Notes within the next 60 days. According to the MS Schedule 13D, Morgan Stanley has shared voting and investment power with respect to 3,026,886 of the shares shown; MSDW Venture Partners IV, Inc. (“MSVP Inc.”) and MSDW Venture Partners IV, L.L.C. (“MSVP LLC”) each have shared voting and investment power with respect to 2,611,676 of the shares shown; Morgan Stanley Dean Witter Venture Partners IV, L.P. (“MSVP IV”) has shared voting and investment power with respect to 2,261,135 of the shares shown; Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P. (“MSVOI IV”) has shared voting and investment power with respect to 88,214 of the shares shown; Morgan Stanley Dean Witter Venture Investors IV, L.P. (“MSVI IV”) has shared investment and voting power with respect to 262,327 of the shares shown; Morgan Stanley Dean Witter Equity Funding, Inc. (“Equity Funding”) has shared voting and investment power with respect to 394,445 of the shares shown; and Originators Investment Plan, L.P. (“OIP”) has shared voting and investment power with respect to 20,765 of the shares shown. According to the MSDW Schedule 13D, the general partner of each of MSVP IV, MSVI IV and MSVOI IV is MSVP LLC, and the corporate managing member of MSVP LLC is MSVP Inc. a wholly-owned subsidiary of Morgan Stanley (“MS”). Equity Funding also is a wholly-owned subsidiary of MS as reported in the MS Schedule 13D. The managing member of OIP is MSDW Investors, Inc. (“OIP Investors”), which is a wholly-owned subsidiary of MS. According to the MS Schedule 13D, the principal business address of MSVP Inc., MSVP LLC, MSVP IV,

MSVOI IV, MSVI IV Equity Funding, OIP and OIP Investors address is 1585 Broadway, New York, New York 10036. Guy de Chazal, a director of Frontstep, is Managing Director of MSVP Inc., and may be deemed to share beneficial ownership of 2,611,676 of the shares shown. Mr. de Chazal disclaims beneficial ownership of these shares.

(5)
As reported in the MS Schedule 13D. Includes 400,266 shares which are convertible within the next 60 days on a 4-for-1 basis into 1,601,064 common shares. According to the MS Schedule 13D, MS has shared voting and investment power with respect to 400,266 of the shares shown, MSVP Inc. and MSVP LLC each have shared voting and investment power with respect to 313,764 of the shares shown, MSVP IV has shared voting and investment power with respect to 271,650 of the shares shown, MSVOI IV has shared voting and investment power with respect to 10,598 of the shares shown, MSVI IV has shared voting and investment power with respect to 31,516 of the shares shown, Equity Funding has shared voting and investment power with respect to 82,176 of the shares shown and OIP has shared voting and investment power with respect to 4,326 of the shares shown. Guy de Chazal, a director of Frontstep, is Managing Director of MSVP, Inc., and may be deemed to share beneficial ownership of 313,764 of the shares shown. Mr. de Chazal disclaims beneficial ownership of these shares.

(6)
As reported in a Schedule 13D filed on May 19, 2000 as amended with the Securities and Exchange Commission (the “Fallen Angel Schedule 13D”). Includes (i) 666,668 shares issuable upon conversion of outstanding Series A preferred shares which are convertible on a 4-for-1 basis into common shares within the next 60 days, (ii) 239,167 shares issuable upon exercise of outstanding warrants which are exercisable within the next 60 days and (iii) 354,533 shares issuable upon conversion of outstanding convertible notes within the next 60 days. According to the Fallen Angel Schedule 13D, Fallen Angel Capital, L.L.C. (“FAC”), the general partner of Fallen Angel Equity Fund, L.P., has shared voting and investment power with respect to these shares. The principal business address of FAC is 125 Half Mile Road, Red Bank, New Jersey 07701. Barry Goldsmith, a director of Frontstep, is the general partner of FAC and may be deemed to share beneficial ownership of the shares shown. Mr. Goldsmith disclaims beneficial ownership of these shares.

(7)
As reported in the Fallen Angel Schedule 13D. Includes 166,667 shares which are convertible on a 4-for-1 basis within the next 60 days into 666,668 shares. According to the Fallen Angel Schedule 13D, FAC, the general partner of Fallen Angel Equity Fund, L.P., has shared voting and investment power with respect to the shares shown. Barry Goldsmith, a director of Frontstep, is the general partner of FAC and may be deemed to share beneficial ownership of the shares shown. Mr. Goldsmith disclaims beneficial ownership of these shares.

(8)
Includes (i) 118,400 shares held directly by Mr. Rutherford, (ii) 60,000 shares issuable upon exercise of outstanding warrants exercisable within the next 60 days, (iii) 45,000 shares subject to options exercisable within the next 60 days and (iv) 200,997 shares issuable upon conversion of outstanding convertible notes within the next 60 days.

The following table sets forth, as of September 15, 2002, certain information with respect to the Shares beneficially owned by each director of Frontstep, each executive officer of Frontstep named in the Summary Compensation Table herein and by all directors and executive officers of Frontstep as a group.

Common Shares

Name	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Lawrence J. Fox	2,824,754	(3)	33.19%
Duke W. Thomas	65,819	(4)	*
James A. Rutherford	424,397	(5)	5.39%
Stephen A. Sasser	567,199	(6)	7.00%
Roger D. Blackwell	55,000	(4)	*
Guy de Chazal	None	(7)	None
Barry Goldsmith	20,000	(8)	*
A. Zuheir Sofia	45,000	(4)	*
Lawrence W. DeLeon	176,000	(9)	2.28%
Stephen A. Yount	123,500	(10)	1.61%
Daryll L. Wartluft	25,000	(11)	*
Aggie G. Haslup	33,839	(12)	*
Robert D. Williams	23,000	(13)	*
Daniel P. Buettin	105,000	(14)	1.37%
All directors and executive Officers as a group(14 persons)	4,488,508	(15)	45.10%

*	Represents less than 1% of the outstanding common shares.

(1)
Each named beneficial owner has sole voting and investment power with respect to the shares listed, except as otherwise noted. None of the persons listed hold any Series A Preferred Shares. See also footnotes 4, 5, 6 and 7 under “Principal Holders of Securities.”

(2)	Percentage of beneficial ownership is based on 7,568,218 common shares outstanding as of September 15, 2002 and the other beneficially owned shares by the persons listed above.
(3)
Includes (i) 1,878,924 shares held directly by Mr. Fox, (ii) 180,000 shares issuable upon exercise of outstanding warrants exercisable within the next 60 days, (iii) 160,000 shares subject to options exercisable within the next 60 days, (iv) 602,991 shares issuable upon conversion of outstanding convertible notes within the next 60 days and (v) 2,839.1091 shares held for the account of Mr. Fox in the Company’s 401(k) Plan.

(4)	Includes 45,000 shares subject to options exercisable within the next 60 days.
(5)
Includes (i) 118,400 shares held directly by Mr. Rutherford, (ii) 60,000 shares issuable upon exercise of outstanding warrants exercisable within the next 60 days, (iii) 45,000 shares subject to options exercisable within the next 60 days and (iv) 200,997 shares issuable upon conversion of outstanding Convertible Notes within the next 60 days.

(6)	Includes (i) 540,000 shares subject to options exercisable within the next 60 days and (ii) 6,199 shares held for the account of Mr. Sasser in the Company’s 401(k) Plan.
(7)	Does not include shares beneficially owned by Morgan Stanley, as to which shares Mr. de Chazal disclaims beneficial ownership. See also footnotes 4 and 5 under “Principal Holders of Securities.”
(8)
Does not include shares beneficially owned by Fallen Angel Equity Fund, L.P., as to which shares Mr. Goldsmith disclaims beneficial ownership. See also footnotes 6 and 7 under “Principal Holders of Securities.”

(9)	Includes 167,000 shares subject to options exercisable within the next 60 days.
(10)	Includes 122,500 shares subject to options exercisable within the next 60 days. Mr. Yount terminated his employment with the Company in August, 2002.
(11)	Includes 25,000 shares subject to options exercisable within the next 60 days.
(12)
Includes (i) 22,300 shares subject to options exercisable within the next 60 days and (ii) 1,811 shares held for the account of Mrs. Haslup in the Company’s 401(k) Plan. Mrs. Haslup disclaims beneficial ownership of 5,065 shares.

(13)	Includes 22,000 shares subject to options exercisable within the next 60 days.
(14)	Includes 105,000 shares subject to options exercisable within the next 60 days.
(15)
Includes (i) 240,000 shares issuable upon exercise of outstanding warrants exercisable within the next 60 days, (ii) 1.339,800 shares subject to options exercisable within the next 60 days and (iii) $2,000,000 principal amount of Convertible Notes convertible into 803,988 shares within the next 60 days.

ITEM 13.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In March and August 2002, the Company issued its convertible notes and warrants to certain of its preferred shareholders, including entities affiliated with Morgan Stanley and Fallen Angel Equity Fund, and two of its directors, Lawrence J. Fox and James A. Rutherford. In connection with the transaction, the Company’s preferred shareholders, including the Morgan Stanley affiliates and Fallen Angel, agreed to waive pre-emptive and anti-dilution rights which they may have had under the original Investor Rights Agreement with the Company as a result of the convertible notes transaction. The Company agreed to reduce the conversion price on its outstanding preferred shares held by them from $12.00 per share to $6.00 per share. For more detailed information regarding this transaction, see Item 5. Market for Registrant’s Common Equity and Related Stockholder Matters—Sale of Unregistered Securities and Note 8—Long-Term Obligations to Financial Statements and Note 20—Subsequent Events to Financial Statements. On May 10, 2000, the Company sold its preferred shares and warrants to purchase its common shares to entities controlled by Morgan Stanley and Fallen Angel Equity Fund. The warrants originally were exercisable at an exercise price of $15.00 per share, subject to adjustment, until May 10, 2005. In connection with the Foothill transaction, we agreed to reduce the exercise price of the warrants to $3.36 per share and the warrant holders agreed to waive adjustments to the exercise price of the warrants and the conversion price for the preferred shares held by them as a result of the Foothill transaction. See Note 15—Preferred Stock to Financial Statements included herein in Item 8.

Guy de Chazal, a director of Frontstep, is Managing Director of MSDW Venture Partners IV, Inc., an entity controlled by Morgan Stanley and the managing member of MSDW Venture Partners IV, LLC. See also footnotes 4 and 5 to the principal shareholders table under Item 12. Security Ownership of Certain Beneficial Owners and Management. Barry Goldsmith, a director of the Company, is the general partner of Fallen Angel Capital, L.L.C., the general partner of Fallen Angel. See also footnotes 6 and 7 to the principal shareholders table under Item 12. Security Ownership of Certain Beneficial Owners and Management. Messrs. Fox and Rutherford are directors and principal shareholders of the Company. See the principal shareholders table under Item 12. Security Ownership of Certain Beneficial Owners and Management.

On February 25, 2002, the Company entered into an agreement with Updata Capital, Inc. (“Updata Capital”) under which Updata Capital will provide various services to assist the Company in its evaluation of strategic and business alternatives and other financial advisory services as agreed upon by the parties. Under this agreement, Updata will be paid a fee, the amount and timing of which is contingent upon successful completion of its responsibilities. Barry Goldsmith, a director of the Company, is Managing Director of Updata Capital, Inc. See also footnotes 6 and 7 to the principal shareholders table under Item 12. Security Ownership of Certain Beneficial Owners and Management. In the current fiscal year, no fees were paid to Updata Capital.

During the Company’s last fiscal year, Vorys, Sater, Seymour and Pease LLP rendered legal services on behalf of Frontstep. Duke W. Thomas, a director of Frontstep, is a partner in that firm.

PART IV

ITEM 14.    EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) The following consolidated financial statements of the Company and its subsidiaries are included in Item 8:

Reports of Independent Auditors

Consolidated Balance Sheets as of June 30, 2002 and 2001, restated

Consolidated Statements of Operations for the Years Ended June 30, 2002, 2001 and 2000, restated

Consolidated Statements of Shareholders’ Equity for the Years Ended June 30, 2002, 2001 and 2000, restated

Consolidated Statements of Cash Flows for the Years Ended June 30, 2002, 2001 and 2000, restated

Notes to Consolidated Financial Statements

(a)(2) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either not required under the related instructions, are inapplicable and therefore have been omitted, or the required information is provided in the Consolidated Financial Statements of the Company and its subsidiaries or Notes thereto.

(a)(3) Exhibits

The following exhibits are included in this Annual Report on Form 10-K:

Exhibit No.	Description	Page

3(a)(1)	Amended Articles of Incorporation of Frontstep, (f/k/a “Symix Systems, Inc.”) (the “Registrant”) (as filed with the Ohio Secretary of State on February 8, 1991)	Incorporated herein by reference to Exhibit 3(a)(1) to the Registrant’s Annual Report on Form 10-K Inc. for the fiscal year ended June 30, 1997 (File No. 0-19024)

3(a)(2)	Certificate of Amendment to the Amended Articles of Incorporation of the Registrant (as filed with the Ohio Secretary of State on July 16, 1996)	Incorporated herein by reference to Exhibit 3(a)(2) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (File No. 0-19024)

3(a)(3)	Certificate of Amendment to the Amended Articles of Incorporation, as amended of the Registrant (as filed with the Ohio Secretary of State on May 10, 2000)	Incorporated herein by reference to Exhibit 3(a)(3) to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000 (File No. 0-19024)

3(a)(4)	Certificate of Amendment to the Amended Articles of Incorporation, as amended of the Registrant (as filed with the Ohio Secretary of State on November 8, 2000)	Incorporated herein by reference to Exhibit 3(a)(4) to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 (File No. 0-19024)

3(a)(5)	Amended Articles of Incorporation, as amended of the Registrant (reflecting amendments through November 8, 2000 for purposes of Securities and Exchange Commission reporting compliance only)	Incorporated herein by reference to Exhibit 3(a)(5) to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 (File No. 0-19024)

Exhibit No.	Description	Page

3(b)	Amended Regulations of the Registrant
Incorporated herein by reference to Exhibit 3(b) to the Registrant’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 12, 1991 (Registration No. 33-38878)

4(a)(1)	Amended Articles of Incorporation of the Registrant (as filed with the Ohio Secretary of State on February 8, 1991)	Incorporated herein by reference to Exhibit 3(a)(1) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (File No. 0-19024)

4(a)(2)	Certificate of Amendment to the Amended Articles of Incorporation of the Registrant (as filed with the Ohio Secretary of State on July 16, 1996)	Incorporated herein by reference to Exhibit 3(a)(2) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (File No. 0-19024)

4(a)(3)	Certificate of Amendment to the Amended Articles of Incorporation, as amended of the Registrant (as filed with the Ohio Secretary of State on May 10, 2000)	Incorporated herein by reference to Exhibit 3(a)(3) to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000 (File No. 0-19024)

4(a)(4)	Certificate of Amendment to the Amended Articles of Incorporation, as amended of the Registrant (as filed with the Ohio Secretary of State on November 8, 2000)	Incorporated herein by reference to Exhibit 3(a)(4) to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 (File No. 0-19024)

4(a)(5)	Amended Articles of Incorporation, as amended of the Registrant (reflecting amendments through November 8, 2000 for purposes of Securities and Exchange Commission reporting compliance only)	Incorporated herein by reference to Exhibit 3(a)(5) to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 (File No. 0-19024)

4(b)	Amended Regulations of the Registrant
Incorporated herein by reference to Exhibit 3(b) to the Registrant’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 12, 1991 (Registration No. 33-38878)

4(c)	Amended and Restated Investor Rights Agreement, dated as of March 7, 2002, among the Registrant, the Investors identified therein and Lawrence J. Fox	Incorporated herein by reference to Exhibit 4(a) to the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 11, 2002 (File No. 0-19024)

4(d)
Warrant for the Purchase of Shares of Common Stock of the Registrant issued to Morgan Stanley Dean Witter Venture Partners IV, L.P. on May 10, 2000, and Exhibit A, identifying other identical warrants issued to the investors identified on Exhibit A on the dates indicated, for the number of common shares listed on Exhibit A
Incorporated herein by reference to Exhibit 4(e) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024)

4(e)	Assignment and Assumption Agreement, by and between Morgan Stanley Dean Witter Equity Funding, Inc. and the Originators Investment Plan, L.P., dated November 24, 2000	Incorporated herein by reference to Exhibit 4(g) to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000 (File No. 0-19024)

4(f)**	Amended and Restated Common Share Purchase Warrant, dated November 15, 2001, issued to Foothill Capital Corporation	Previously filed

Exhibit No.	Description	Page

4(g)	Registration Rights Agreement, dated July 17, 2001, by and between the Registrant and Foothill Capital Corporation	Incorporated herein by reference to Exhibit 4(h) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024)

4(h)	Share Exchange Agreement, dated January 9, 1997	Incorporated herein by reference to Exhibit 99 to Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 24, 1997 (File No. 0-19024)

4(i)	Form of Warrant for the purchase of common shares of the Registrant dated March 7, 2002	Incorporated herein by reference to Exhibit 4(b) to the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 11, 2002 (File No. 0-19024)

4(j)	Form of Initial Note issued by Registrant dated March 7, 2002	Incorporated herein by reference to Exhibit 4(c) to the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 11, 2002 (File No. 0-19024)

4(k)
Convertible Subordinated Note issued August 12, 2002 issued to Morgan Stanley Dean Witter Venture Partners IV, L.P. and Exhibit A identifying other identical Notes issued to the investors identified, on the dates indicated, for the number of common shares listed on Exhibit A
Incorporated herein by reference to Exhibit 4 to Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2002 (File No. 0-19024)

4(l)
Convertible Subordinated Note issued August 28, 2002 issued to Morgan Stanley Dean Witter Venture Partners IV, L.P. and Exhibit A identifying other identical Notes issued to the investors identified, on the dates indicated, for the number of common shares listed on Exhibit A
Incorporated herein by reference to Exhibit 4 to Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 4, 2002 (File No. 0-19024)

10(a)**	Lease Agreement dated June 26, 2002 for corporate office located at 2800 Corporate Exchange Drive, Columbus, Ohio	Previously filed

10(b)**	Progress Software Application Partner Agreement dated February 6, 2002	Previously filed

10(c)* **	Amended and Restated Stock Option Plan for Outside Directors	Previously filed

10(d)*	Non-Qualified Stock Option Plan for Key Executives	Incorporated herein by reference to Exhibit 10(a) to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996 (File No. 0-19024)

10(e)* **	Amended and Restated Non-Qualified Stock Option Plan for Key Employees	Previously filed

10(f)* **	Second Amended and Restated 1999 Non-Qualified Stock Option Plan for Key Employees	Previously filed

Exhibit No.	Description	Page

10(g)*	Employment Agreement for Stephen A. Sasser	Incorporated herein by reference to Exhibit 10(b) to Registrant’s Quarterly Report Form 10-Q for the fiscal quarter ended March 31, 1996 (File No. 0-19024)

10(h)*	Amendment to Employment Agreement for Stephen A. Sasser	Incorporated herein by reference to Exhibit 10(p) to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999 (File No. 0-19024)

10(i)*	Second Amendment to Employment Agreement for Stephen A. Sasser	Incorporated herein by reference to Exhibit 10(q) to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999 (File No. 0-19024)

10(j)*	Stock Option Agreement between the Registrant and Stephen A. Sasser dated January 17, 1996	Incorporated herein by reference to Exhibit 10(c) to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996 (File No. 0-19024)

10(k)	Employee Stock Purchase Plan, as amended on November 11, 1998	Incorporated herein by reference to Exhibit 10(a)(a) to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000 (File No. 0-19024)

10(l)
Loan and Security Agreement, by and among the Registrant and certain of its affiliates, as Borrowers, and the Lenders signatory thereto, as Lenders, and Foothill Capital Corporation, as Arranger and Administrative Agent
Incorporated by reference to Exhibit 10(u) to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024)

10(m)	First Amendment to Loan and Security Agreement	Incorporated herein by reference to Exhibit 10(a) to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001 (File No. 0-19024)

10(o)**	Second Amendment to Loan and Security Agreement	Previously filed

10(p)**	Third Amendment to Loan and Security Agreement	Previously filed

10(q)**	Fourth Amendment to Loan and Security Agreement	Previously filed

10(r)**	Fifth Amendment to Loan and Security Agreement	Previously filed

10(s)**	Sixth Amendment to Loan and Security Agreement	Previously filed

10(t)	Registration Rights Agreement, dated July 17, 2001, by and between the Registrant and Foothill Capital Corporation	Incorporated herein by reference to Exhibit 4(h) to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024)

Exhibit No.	Description	Page

10(u)	Pledge and Security Agreement (Foreign), date July 17, 2001, made by the Registrant and Frontstep Solutions Group, Inc., in favor of Foothill Capital Corporation, as agent for certain Lenders	Incorporated herein by reference to Exhibit 10(x) to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024)

10(v)	Pledge and Security Agreement (Domestic), dated July 17, 2001, made by the Registrant and Frontstep Solutions Group, Inc., in favor of Foothill Capital Corporation, as agent for certain Lenders	Incorporated herein by reference to Exhibit 10(y) to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024)

10(w)	Copyright Security Agreement, dated July 17, 2000, made by the Registrant and certain of its affiliates, in favor of Foothill Capital Corporation, as agent for certain Lenders	Incorporated herein by reference to Exhibit 10(z) to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024)

10(x)	Trademark Security Agreement, dated July 17, 2001, made by the Registrant and certain of its affiliates, in favor of Foothill Capital Corporation, as agent for certain Lenders	Incorporated herein by reference to Exhibit 10(a)(a) to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024)

10(y)	Intercompany Subordination Agreement, dated July 17, 2001, made among the Registrant, certain of its affiliates and Foothill Capital Corporation, as agent for certain Lenders	Incorporated herein by reference to Exhibit 10(a)(b) to Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024)

10(z)	Securities Purchase Agreement, dated as of May 10, 2000, between the Registrant and the Investors identified therein	Incorporated herein by reference to Exhibit 10(a) to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000 (File No. 0-19024)

10(a)(a)	Amended and Restated Investor Rights Agreement, dated March 7, 2002, among the Registrant, the Investors identified therein and Lawrence J. Fox	Incorporated herein by reference to Exhibit 4(a) to Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 11, 2002 (File No. 0-19024)

10(a)(b)
Warrant for the Purchase of Shares of Common Stock of the Registrant issued to Morgan Stanley Dean Witter Venture Partners IV, L.P. and Exhibit A, identifying other identical warrants issued to the Investors identified on Exhibit A, for the number of common shares identified on Exhibit A, on the dates indicated
Incorporated herein by reference to Exhibit 4(e) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (File No. 0-19024)

10(a)(c)	Assignment and Assumption Agreement, by and between Morgan Stanley Dean Witter Equity Funding, Inc. and the Originators Investment Plan, L.P., dated November 24, 2000	Incorporated herein by reference to Exhibit 4(g) to Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000 (File No. 0-19024)

10(a)(d)	Securities Purchase Agreement dated as of March 7, 2002 by and between the Registrant and the Investors named therein	Incorporated herein by reference to Exhibit 10 to Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 11, 2002 (File No. 0-19024)

Exhibit No.	Description	Page

10(a)(e)	Amendment Number One to Securities Purchase Agreement dated as of July 9, 2002	Incorporated herein by reference to Exhibit 10 to Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 15, 2002 (File No. 0-19024)

10(a)(f)*	Form of Severance Agreement with Executive Officers	Previously filed

21**	Subsidiaries of the Registrant	Previously filed

23	Consents of Independent Auditors	Filed herein

24**	Powers of Attorney	Previously filed

99(a)	Certificates of Chief Executive Officer and Chief Financial Officer pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herein

*	Indicates management contracts or compensatory plans or arrangements that are required to be filed as an exhibit to this Annual Report on Form 10-K for the fiscal year ended June 30, 2002
**	Filed as an exhibit to original Annual Report on Form 10-K for the fiscal year ended June 30, 2002 filed with the Securities and Exchange Commission on October 1, 2002

(b)    There were no reports on Form 8-K filed during the three months ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 5th day of December, 2002.

FRONTSTEP, INC

By:	/s/ STEPHEN A. SASSER
Stephen A. Sasser President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the 5th day of December, 2002.

Signature	Title

* Lawrence J. Fox	Chairman of the Board and Director

* Stephen A. Sasser	President, Chief Executive Officer and Director

* Daniel P. Buettin	Vice President, Finance, Chief Financial Officer and Secretary Principal Financial and Accounting Officer

* Duke W. Thomas	Director

* James A. Rutherford	Director

* Roger D. Blackwell	Director

* Guy L. de Chazal	Director

* Barry M. Goldsmith	Director

* A. Zuheir Sofia	Director

*By Power of Attorney /s/ DANIEL P. BUETTIN Daniel P. Buettin (Attorney-in-Fact)

CERTIFICATIONS

I, Stephen A. Sasser, certify that:

1.    I have reviewed this report on Form 10-K/A of Frontstep, Inc.;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:    December 5, 2002

By:	/s/ STEPHEN A. SASSER
Stephen A. Sasser President and Chief Executive Officer

I, Daniel P. Buettin, certify that:

1.    I have reviewed this report on Form 10-K/A of Frontstep, Inc.;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:    December 5, 2002

By:	/s/ DANIEL P. BUETTIN
Daniel P. Buettin Vice President, Finance, Chief Financial Officer and Secretary, Principal Financial and Accounting Officer

ANNEX H

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                              to

Commission File Number: 0-19024

FRONTSTEP, INC.
(Exact name of registrant as specified in its charter)

OHIO	31-1083175
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2800 CORPORATE EXCHANGE DRIVE	43231
COLUMBUS, OHIO	(Zip Code)
(Address of principal executive offices)

(614) 523-7000

(Registrant’s telephone number, including area code)

NOT APPLICABLE.
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act.)
Yes ☐    No ☒

As of November 14, 2002, 7,568,218 shares of the issuer’s common stock, without par value, were outstanding.

FRONTSTEP, INC. AND SUBSIDIARIES

PART I.—FINANCIAL INFORMATION

ITEM 1.    FINANCIAL STATEMENTS.

FRONTSTEP, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	September 30, 2002	June 30, 2002
		Restated– See Note 3
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,446	$3,389
Trade accounts receivable, net	24,965	29,049
Prepaid expenses	7,070	7,121
Deferred income taxes	3,386	3,386
Inventories	483	491
Other current assets	1,361	1,162

	40,711	44,598
Capitalized software, net	16,890	16,371
Goodwill, net	8,025	8,039
Property and equipment, net	4,627	5,030
Other assets	1,051	1,074

Total assets	$71,304	$75,112

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$10,893	$13,234
Deferred revenue	18,790	21,407
Income tax payable	467	405
Current portion of long-term obligations	15,593	15,895

	45,743	50,941
Noncurrent liabilities:
Long-term debt	3,930	1,031
Deferred income taxes	4,268	4,268
Other	—	—

	8,198	5,299
Minority interest	114	118
Shareholders’ equity:
Series A Convertible Participating Preferred Stock, no par value; 1,000,000 shares authorized; 566,933 shares issued and outstanding at September 30, 2002 and June 30, 2002; liquidation preference $13,606	10,865	10,865
Common stock; no par value; 20,000,000 shares authorized; 7,872,418 shares issued at September 30, 2002 and June 30, 2002, at stated capital amounts of $0.01 per share	79	79
Additional paid-in capital	39,993	39,341
Treasury stock, at cost; 304,200 shares	(1,320)	(1,320)
Retained deficit	(29,071)	(27,081)
Accumulated other comprehensive loss	(3,297)	(3,130)

	17,249	18,754

Total liabilities and shareholders’ equity	$71,304	$75,112

The accompanying notes are an integral part of these consolidated financial statements.

FRONTSTEP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Three Months Ended September 30,
	2002	2001
		Restated– See Note 3
	(unaudited)
Revenue:
License fees	$4,972	$7,671
Services	5,348	6,186
Maintenance and support	10,171	11,249

Total revenue	20,491	25,106
Cost of revenue:
License fees	3,359	3,172
Service, maintenance and support	7,342	8,091

Total cost of revenue	10,701	11,263

Gross margin	9,790	13,843
Operating expenses:
Selling, general and administrative	8,591	10,823
Research and development	1,610	1,691
Amortization of acquired intangibles	433	530

Total operating expenses	10,634	13,044

Operating income (loss)	(844)	799
Other income (expense), net	(1,051)	(528)

Income (loss) before income taxes	(1,895)	271
Provision for income taxes	95	26

Net income (loss)	$(1,990)	$245

Net income (loss) per common share:
Basic	$(0.24)	$0.03

Diluted	$(0.24)	$0.03

Shares used in computing per share amounts:
Basic	8,168	7,568
Diluted	8,168	7,661

The accompanying notes are an integral part of these consolidated financial statements.

FRONTSTEP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended September 30,
	2002	2001
		Restated– See Note 3
	(unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,990)	$245
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	788	854
Amortization	1,654	1,608
Amortization of debt discount	261	106
Deferred income taxes	—	(154)
Changes in operating assets and liabilities:
Accounts receivable	3,467	670
Prepaid expenses and other assets	1,032	381
Accounts payable and accrued expenses	(2,454)	(4,207)
Deferred revenue	(2,568)	(2,273)
Income taxes payable/receivable	70	269

Net cash provided by (used in) operating activities	(260)	(2,501)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(404)	(73)
Additions to capitalized software	(2,182)	(1,575)

Net cash used in investing activities	(2,586)	(1,648)
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from long-term obligations	—	21,548
Payments on long-term obligations	(1,177)	(15,723)
Proceeds from Convertible Notes	3,500	—

Net cash provided by financing activities	2,323	5,825
Effect of exchange rate changes on cash	60	305

Net increase (decrease) in cash and cash equivalents	57	1,981
Cash and cash equivalents at beginning of period	3,389	1,512

Cash and cash equivalents at end of period	$3,446	$3,493

The accompanying notes are an integral part of these consolidated financial statements.

FRONTSTEP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002
(unaudited)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Description of Business. Frontstep, Inc. and its subsidiaries (“Frontstep” or the “Company”), is a leading global provider of business software and services for mid-sized manufacturing, distribution and other companies, including business units of larger companies. The Company offers a comprehensive suite of integrated, collaborative network-centric software and services that (1) support the traditional back office management and resources of an enterprise (“ERP”), (2) support customer relationship management (“CRM”) and other front office business activities and (3) support an enterprise’s supply chain management activities.

Founded in 1979, Frontstep is headquartered in Columbus, Ohio. The Company has more than 4,400 customers that it serves from 26 sales and service offices in North America, Europe and the Pacific Rim, as well as through independent software and support business partners worldwide.

The accompanying unaudited consolidated financial statements presented herein have been prepared by the Company and reflect all adjustments of a normal recurring nature that are, in the opinion of management, necessary for a fair presentation of financial results for the three months ended September 30, 2002 and 2001, in accordance with generally accepted accounting principles for interim financial reporting and pursuant to Article 10 of Regulation S-X. Certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These interim consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended June 30, 2002 (“Annual Report”), as well as the Company’s Current Report on Form 8-K filed November 6, 2002 relating to the restatement of the Company’s statement of operations and balance sheet to reflect a change in accounting for a specific portion of its annual revenues for each of its fiscal years ended June 30, through June 30, 2002. The results of operations for the three months ended September 30, 2002 are not necessarily indicative of the results to be expected for a full year.

Comprehensive Income. The only item in addition to net income that is included in comprehensive income is the foreign currency translation adjustment. Comprehensive income (loss) for the three months ended September 30, 2002 and 2001 is as follows (in thousands):

	Three Months Ended September 30,
	2002	2001 Restated— See Note 3
Net income (loss)	$(1,990)	$245
Foreign currency translation adjustment	(167)	161

Comprehensive income (loss)	$(2,157)	$406

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications. Certain 2001 amounts have been reclassified to be consistent with current year presentation.

NOTE 2—LONG-TERM OBLIGATIONS

In July 2001, the Company executed a new credit facility (the “Credit Facility”) with Foothill Capital Corporation (“Foothill”). This agreement has been subject to certain amendments from its execution through

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

November 12, 2002. The Credit Facility includes a $15,000,000, three-year term note and a $10,000,000 revolving credit facility. Availability under the Credit Facility is based on and secured by qualifying accounts receivable originating within the United States and Canada. The revolving credit facility bears interest either at the Federal Funds rate plus 1.5%, or at the Eurodollar market rate plus 3.0%. The term note bears interest at the rate of 10.5% plus 1.5% per annum added to principal. The term note is payable in monthly installments commencing October 1, 2001. Under certain of the Credit Facility amendments, monthly payments were delayed from January 2002 to July 2002. The Credit Facility is subject to customary terms and conditions and includes financial covenants for maintenance of a minimum tangible net worth, a minimum level of earnings before interest, taxes, depreciation and amortization and a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization. As of September 30, 2002 the Company had outstanding term borrowings of $14.3 million and no borrowings under the revolving credit facility.

In connection with the Credit Facility, the Company issued to Foothill Capital Corporation a warrant to purchase 550,000 common shares of the Company. The relative fair value of the warrant ($1,276,000) was recorded as a debt discount at the time of issuance and is being amortized as interest expense over the three-year term of the Credit Facility. As of September 30, 2002, the unamortized balance of the debt discount was $678,000.

On September 15, 2002, effective June 28, 2002, the Company and Foothill amended the Credit Facility to modify the financial covenants to reflect the previous restatement of the Company’s financial statements for the year ended June 30, 2001 and quarters ended March 31, 2002 and at June 30, 2002. After giving effect to these modifications, the Company was in compliance with the financial covenants under the Credit Facility.

On September 30, 2002, the Company and Foothill amended the Credit Facility with respect to the financial covenants for the quarter ending September 30, 2002 and reset the financial covenants for the balance of fiscal 2003. This amendment was completed due to the current economic and market conditions. After giving effect to these modifications, the Company was in compliance with the financial covenants under the Credit Facility. The Company was required to pay Foothill a one-time fee of $650,000, payable in monthly installments of $25,000.

On November 12, 2002, the Company and Foothill agreed to further amend the Credit Facility to provide temporary additional borrowing availability under the revolving credit portion of the Credit Facility. The amendment also modifies the financial covenants for the quarter ending September 30, 2002 and reset the covenants for the balance of fiscal 2003 due to the restatement discussed in Note 3. After giving effect to these modifications, the Company was in compliance with the financial covenants under the Credit Facility. The borrowing availability under this amendment is dependant upon the Company meeting certain conditions imposed by Foothill. The amendment also contains certain other provisions, which would become applicable at the occurrence of certain strategic events as described therein. See Note 7 for further discussion of this amendment. Because of the subjective nature of the Company’s responsibilities for maintaining Foothill’s continued support and the risks associated with noncompliance by the Company, indebtedness outstanding under the Credit Facility ($14.3 million) has been classified as a current liability in the balance sheet as of September 30, 2002 and June 30, 2002.

On March 7, 2002, the Company executed an agreement pursuant to which certain holders of its Series A Convertible Participating Preferred Shares and certain members of the Company’s Board, including the Company’s founder (collectively, the “Investors”), agreed to provide up to $5 million to the Company for working capital needs in exchange for convertible notes (the “Convertible Notes”) with a term expiring on May 10, 2004. Under terms of the agreement, the Company issued an aggregate principal amount of $1.5 million of initial notes and warrants to purchase 600,000 common shares of the Company at $0.01 to the Investors on March 7, 2002. The relative fair value of the warrants, $595,000 was recorded as a debt discount at the time of issuance and is being amortized as interest expense over the two-year expected term of the notes. As of

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2002, the unamortized balance of the debt discount was $507,000. On August 12, 2002 and August 28, 2002, the Company issued its remaining Convertible Notes in the aggregate principal amounts of $2.5 million and $1.0 million, respectively, to the Investors in accordance with the terms of a private placement transaction. The Convertible Notes are each due on May 10, 2004 and are convertible into common shares of the Company at a conversion rate of $2.4876 per share. All $5.0 million of the Convertible Notes have now been drawn down by the Company.

The initial notes in the aggregate principal amount of $1.5 million became convertible on July 9, 2002. At that date, due to a difference between the conversion price and market price of the Company’s common shares and due to the reduced carrying amount of the debt due to the debt discount, the notes carried a beneficial conversion feature of $652,000. The Company has recorded this beneficial conversion feature as a debt discount and is amortizing it over the term of the Convertible Notes through May 10, 2004. As of September 30, 2002, the unamortized balance of the debt discount was $563,000.

In 2001, certain minority interest investors, including Mitsui & Co., Asia Investment Ltd. and its affiliates (collectively, “Mitsui”) exercised their put option agreements which gave them the right to sell their shares in a Company subsidiary to another subsidiary of the Company at a formula price as provided in the put options, to be not less than an aggregate of $2,000,000. At that time the Company reclassified $2,000,000 from minority interest equity to current portion of long-term obligations. The Company and Mitsui entered into convertible note agreements in May 2002 and July 2002 for the payment of $2,000,000 to Mitsui in connection with the exercise of put options.

In October 2002, the Company and Mitsui amended the terms of these convertible note agreements with respect to $1.3 million of notes originally due September 1, 2002. Under the modified terms, 50% of the principal amount of the Mitsui convertible notes that were due September 1, 2002, plus the accrued interest on such amount, is payable in common shares of the Company based upon a conversion price of $2.85 per share. The Company must register the shares for resale and may issue the common shares to Mitsui at any time prior to January 1, 2003. However, interest continues to accrue on these notes at 4.4% until the common shares are issued and the notes are exchanged. The remaining 50% of the principal amount of the Mitsui convertible notes due September 1, 2002, plus accrued interest at 4.4%, is due and payable no later than January 1, 2003. The amended convertible note agreements will provide that, in the event of non-payment, Mitsui has the right to require late payment interest on the unpaid principal and accrue interest at 16% per annum or to convert all of the unpaid principal and accrued interest into common shares of the Company. The price per share for such conversion is the lower of (a) $2.85 or (b) the average of the daily closing price of the Company’s common shares for the 30 consecutive trading days preceding January 1, 2003. The Company may repay the Mitsui convertible notes at any time, including the portion exchangeable for common shares of the Company, prior to the issuance of such common shares.

For the remaining $700,000 of the Mitsui convertible notes, the principal and accrued interest at 4.4% is due and payable in full not later than March 5, 2003. The note is convertible into common shares of the Company at the rate of $12 per share, at the option of Mitsui.

NOTE 3—RESTATEMENT AND RECLASSIFICATIONS

The Company has restated its financial results and certain of its balance sheet accounts to reflect a change in accounting for a specific portion of its annual revenues for the years ended June 30, 1998, 1999, 2000, 2001 and 2002. The current fiscal quarter ended September 30, 2002 reflects the change in accounting.

The Company has a reseller’s agreement with Progress Software Corporation (“Progress”) under which it sells the Progress database and toolset for use with certain of its software products. The Company has concluded that, under the reseller’s agreement, reported revenues relating to the sale of initial Progress product support to its

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customers and the related annual customer renewals by its customers (“Progress Support Revenues”) primarily have the characteristics of and should be accounted for as post-contract customer support in accordance with AICPA Statement of Position 97-2 “Software Revenue Recognition.”

The Company had previously accounted for these revenues as license fees and recognized both the revenues and related royalty costs due to Progress at the time of initial sale and at the time of customer renewal of support each year. The Company has concluded that the appropriate accounting treatment of these revenues and related costs is to defer their recognition at the time of each transaction and to amortize these revenues and costs into the Statement of Operations ratably over the performance period, generally twelve months. Additionally, the Company has classified these revenues as maintenance revenue.

For the quarter ended September 30, 2001, this restatement increased revenue by $135,000 or 0.5% of the previously reported revenue of $24,971,000. License revenue for the quarter reduced $1,658,000 or 17.8% to $7,671,000 from the previously reported $9,329,000. Maintenance and support increased $1,793,000 or 19.0% to $11,249,000 from the previously reported $9,456,000. Cost of revenues increased by $87,000 or 0.8% of the previously reported cost of revenues of $11,176,000. The net of these changes results in an increase in net income for the quarter of $48,000 or 24.4% of the previously reported net income of $197,000. As of September 30, 2001, the balance sheet account entitled Prepaid expenses increased $1,661,000 or 40.2% to $5,796,000 from the previously reported $4,135,000. Accounts payable and accrued expenses decreased $50,000 or 0.0% to $11,380,000 from the previously reported $11,420,000. Deferred revenue increased $2,556,000 or 14.0%  to $20,766,000 from the previously reported $18,210,000. Retained earnings decreased $845,000 or 3.7% to $23,421,000 from the previously reported $22,576,000.

As of June 30, 2002, the balance sheet account entitled Deferred Revenue increased by $2,611,000 or 14.3% from the previously reported balance of $18,796,000. Prepaid expenses increased $1,697,000 or 27.3% from the previously reported $6,224,000. Accounts payable and accrued expenses decreased $50,000 or 0.0% to $13,234,000 from the previously reported $13,284,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 2002 by $864,000 or 4.4% of the previously reported balance of $19,618,000.

The Company will file an amended Annual Report on Form 10-K for the year ended June 30, 2002 to fully reflect the restatement in its financial statements.

NOTE 4—EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share data):

	Three Months Ended September 30,
	2002	2001 Restated— See Note 3
Numerator for basic and diluted income (loss) per share—net income (loss)	$(1,990)	$245

Denominator for basic income (loss) per share—weighted average common shares outstanding, including warrants issuable at $0.01 per share in 2002	8,168	7,568
Effect of dilutive warrants	—	93

Denominator for diluted income (loss) per share—adjusted weighted average common shares and assumed conversions	8,168	7,661

Basic net income (loss) per share	$(0.24)	$0.03

Diluted net income (loss) per share	$(0.24)	$0.03

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the three months ended September 30, 2002, share equivalents related to warrants and employee stock options were outstanding, but were not included in the computation of diluted net income per share because the Company reported a net loss for the period and, therefore, the effect would be anti-dilutive. Certain warrants relating to the Convertible Notes are included in the earnings (loss) per share calculation due to the nominal exercise price of $0.01 per share.

During the three months ended September 30, 2001, 1,983,404 share equivalents related to employee stock options were outstanding, but were not included in the computation of diluted net income per share because the options’ exercise price was greater then the average market price of the common shares for the period and, therefore, the effect would be anti-dilutive.

NOTE 5—INTANGIBLE ASSETS

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company adopted the provisions of SFAS No. 142 effective on July 1, 2001.

As of September 30, 2002, the Company had unamortizable intangible assets consisting only of goodwill of $8,025,000. The Company’s amortizable intangible assets include only purchased software, which is included in capitalized software in the accompanying balance sheets. The gross carrying amount of purchased software as of September 30, 2002 was $2,697,000 and accumulated amortization of purchased software was $2,421,000. In accordance with the provisions of SFAS No. 142, the Company performed the appropriate transitional and annual impairment tests related to its stated goodwill and determined that there was no impairment loss during fiscal 2002.

NOTE 6—BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

The Company designs, develops, markets and supports business software and services for mid-sized manufacturing, distribution and other companies, including business units of larger companies. The Company operates exclusively in this market and, therefore, only reports on one primary segment.

Summarized financial information attributable to each of the Company’s geographic areas is shown in the following table (in thousands):

	North America	Europe	Asia/ Pacific
THREE MONTHS ENDED SEPTEMBER 30, 2002
Total revenue	$14,360	$3,729	$2,402
Operating income (loss) before amortization of intangibles	(148)	(23)	(240)
Operating income (loss)	(581)	(23)	(240)

THREE MONTHS ENDED SEPTEMBER 30, 2001—RESTATED
Total revenue, restated	$18,928	$3,553	$2,625
Operating income before amortization of intangibles, restated	1,044	195	90
Operating income, restated	610	99	90

NOTE 7—SUBSEQUENT EVENTS

On November 12, 2002, the Company and Foothill agreed to further amend the Credit Facility to provide for, among other things, temporary additional borrowing availability under the revolving credit portion of the

FRONTSTEP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Facility and the deferral of certain payments owing under the term loan portion of the Credit Facility. In addition, the amendment further amends financial covenants.

The amendment contains certain covenants relating to the strategic and business plans and objectives of the Company and which permit Foothill to participate in the evaluation of such plans and objectives. Pursuant to the terms of these covenants, the Company must: 1) deliver a contingency plan to Foothill reflecting a plan to restructure the business operations of the Company to a level at which the Company’s revenues, at existing levels, will provide sufficient cash flow to support the business operations of the Company, including its debt service obligations under the Credit Facility, 2) engage an investment banking firm to assist the Company in reviewing its strategic and business options and 3) establish certain benchmarks with respect to the evaluation and implementation of available strategic and business options for the Company that are acceptable to Foothill.

If the Company fails to comply with certain of the benchmarks referred to above, the commitments of Foothill to make advances and issue letters of credit for the account of the Company will terminate and any such advances and/or issuances of letter of credit may be issued by Foothill in its sole and absolute discretion. The non-compliance with the execution and implementation of the strategic plan or option selected pursuant to the terms and conditions of the Credit Facility will constitute an event of default under the Credit Facility. Because of the subjective nature of these covenants and the risks associated with noncompliance by the Company, indebtedness outstanding under the Credit Facility has been classified as a current liability in the balance sheet as of September 30, 2002 and June 30, 2002.

In connection with the November 12, 2002 amendment to the Credit Facility, the Company reduced: 1) the exercise price of 550,000 common stock purchase warrants held by Foothill to $2.85 per share from $3.36 per share, 2) the price at which the Company’s Series A Preferred shares convert into the Company’s common shares to $2.85 per share from $6.00 per share and 3) the exercise price of common stock purchase warrants held by the holders of the Series A Preferred shares for 453,546 common shares to $2.85 per share from $3.36 per share.

The change in the exercise price for the Foothill common stock purchase warrant will be reflected in the financial statements as an additional debt discount on the related debt. The change in the exercise price for the common stock purchase warrants held by the holders of the Series A Preferred shares is pursuant to the anti-dilution provisions of such warrants and, as such, will have no current accounting impact since the contractual terms of the warrants remain unchanged. The resetting of the conversion rate for the Series A Preferred shares is also pursuant to the contractual anti-dilution provisions of those instruments and, as such, will have no current accounting impact as it is not considered to be a beneficial conversion right under EITF Issue 98-5 that was in effect when the preferred shares were originally issued. However, the Series A Preferred shares do have a contingent beneficial conversion feature as the conversion rate is subject to adjustment on May 10, 2004 if the average daily price of the Company’s common shares for the forty consecutive trading days immediately preceding that date is less than $2.85 per share. Assuming the average weighted market price was equal to $2.68, the closing price of the Company’s common shares on September 30, 2002, the adjusted conversion rate would be 8.96 shares of common for one share of preferred.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current beliefs, plans, objectives and expectations of the Company’s management. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would” and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties are set forth herein and in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. The Company undertakes no obligation to revise or update or publicly release the results of any revision or update to these forward-looking statements. Readers should carefully review the risk factors set forth in each of the Company’s reports or documents filed from time to time with the Securities and Exchange Commission.

The following information should be read in conjunction with the unaudited Consolidated Financial Statements and related notes included elsewhere in this Form 10-Q. The following information should also be read in conjunction with the Company’s audited Consolidated Financial Statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2002, as contained in the Annual Report.

Overview

The Company has restated its financial results and certain of its balance sheet accounts to reflect a change in accounting for a specific portion of its annual revenues for the years ended June 30, 1998, 1999, 2000, 2001 and 2002.

The Company has a reseller’s agreement with Progress Software Corporation (“Progress”) under which it sells the Progress database and toolset for use with certain of its software products. The Company has concluded that, under the reseller’s agreement, reported revenues relating to the sale of initial Progress product support to its customers and the related annual customer renewals by its customers (“Progress Support Revenues”) primarily have the characteristics of and should be accounted for as post-contract customer support in accordance with AICPA Statement of Position 97-2 “Software Revenue Recognition.”

The Company had previously accounted for these revenues as license fees and recognized both the revenues and related royalty costs due to Progress at the time of initial sale and at the time of customer renewal of support each year. The Company has concluded that the appropriate accounting treatment of these revenues and related costs is to defer their recognition at the time of each transaction and to amortize these revenues and costs into the Statement of Operations ratably over the performance period, generally twelve months. Additionally, the Company has classified these revenues as maintenance revenue.

For the quarter ended September 30, 2001, this restatement increased revenue by $135,000 or 0.5% of the previously reported revenue of $24,971,000. Cost of revenues increased by $87,000 or 0.8% of the previously reported cost of revenues of $11,176,000. The net of these changes results in an increase in net income for the quarter of $48,000 or 24.4% of the previously reported net income of $197,000. The balance sheet account entitled Deferred Revenue increased as of June 30, 2002 by $2,611,000 or 14.3% from the previously reported balance of $18,196,000. The cumulative effect of the adjustments for this and all prior periods decreased Shareholders’ Equity at June 30, 2002 by $864,000 or 4.4% of the previously reported balance of $19,618,000. The current fiscal quarter ended September 30, 2002 reflects the change in accounting.

The financial statements included herein reflect the restatement. The following discussion reflects effects of the restatement.

Frontstep, Inc. is a leading global provider of software and services for midsize discrete, to-order manufacturers and business units of larger companies. For more than 23 years, Frontstep has helped manufacturers create and implement business solutions—including extended ERP, customer relationship management, and supply chain management—that simplify and streamline business processes and operations. Through these innovative and practical solutions, manufacturers can respond better and faster to customers’ demands for quality products and services.

For the last several years, since the second quarter of fiscal 2000, our industry, and specifically, our Company have experienced (1) dramatic changes in worldwide economic conditions, (2) dramatic changes in our market conditions resulting from a recession in many manufacturing industries and (3) a lessening of information technology spending that is a result of these economic and market conditions. Prior to fiscal 2000, and well before these economic and market changes began to affect our results of operations, we began to enhance our product offerings beyond traditional ERP systems to participate in higher growth market segments. These enhancements included a comprehensive suite of integrated software and services that support (1) the management and resources of an enterprise, (2) customer relationship management and other front office business activities and (3) an enterprise’s supply chain management activities. In November 2000, the shareholders of the Company approved a change in the Company’s name to Frontstep, Inc. to reflect this transformation in our corporate identity. In July 2002, we achieved the culmination of these efforts with the announcement of SyteLine 7, a new version of our flagship ERP product that fully integrates the Company’s efforts in traditional ERP, customer relationship management and supply chain management. Additionally, the release of SyteLine 7 offers our customers a product based on Microsoft SQL Server technology which supports Microsoft’s .NET strategy. We believe our strategic efforts to develop this total business system on an industry-standard technology platform greatly expand our market opportunities, increase our potential for a stronger business partner network and will provide better gross margins in the years ahead.

However, over the last few years, it has been difficult to manage and predict our revenues due to ever more difficult economic conditions and a lack of demand from manufacturers who have significantly limited their capital spending budgets, especially for information technology investments. This situation has been most severe in North America which has been mired in a recession for nearly two years. We have reacted to these difficult economic and market conditions in several ways. We have accomplished significant reductions in the Company’s operating costs and we have completed several financing transactions; each with the intentions of balancing our costs with expected revenues and of ensuring adequate cash to meet our operating needs. In the quarter ended June 30, 2002, we had operating income in excess of $1.0 million and net income of $457,000 or $0.04 per share.

In the quarter ended September 30, 2002 (the current fiscal quarter), we announced the availability of SyteLine 7, our newest release of our flagship ERP package, the first based on Microsoft SQL technology. Although SyteLine 7 has been very well received in the marketplace, we believe that it did have a negative impact on revenue in the September quarter as we believe customers delayed their buying decision in anticipation of our new product release. As a result of general economic conditions and the impact of our new product release, revenue and operating income fell $1.9 million from the prior quarter ended June 30, 2002. We reported an operating loss of $0.8 million, net loss of $2.0 million, or $0.24 per share.

Our expectations for our operating results in the December 2002 fiscal quarter and for the full fiscal year ending June 30, 2003 are conservative. We expect revenues during the December 2002 quarter will be slightly higher than the revenues reported for the most recent quarter ended September 30, 2002 as a result of seasonal fluctuations and our SyteLine 7 product transition, but will generally be flat with the June 2002 quarter for the next several quarters. We will continue to manage our costs very tightly. As a result, we believe that our operating results and EBITDA will be positive for the fiscal 2003 year ending June 30, 2003 despite our expectation for continued difficulty in the economy and a lack of information technology spending in our target manufacturing market. While the economy has, at times, shown signs of improvement over the last several months, we continue to be concerned about our ability to predict revenues in the near term, due to current economic and market conditions. As a result we may not achieve positive operating results in the current quarter ending December 31, 2002. The Company can provide no assurance that it will achieve these expected financial results for the December 2002 quarter or for the remainder of fiscal 2003.

Critical Accounting Policies

The Company’s total revenue is derived primarily from licensing software, providing related services, including installation, implementation, training, consulting and systems integration and providing maintenance and support on an annual basis. Revenue is accounted for in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended and interpreted from time to time. License fees revenue is generally recognized when the software product is shipped. Services revenues are recognized as the services are performed. Revenues from maintenance agreements are billed periodically, deferred and recognized straight-line over the term of the agreements.

Cost of license fees revenue includes royalties, amortization of capitalized software development costs and software delivery expenses. Cost of service, maintenance and support revenue includes the personnel and related overhead costs for implementation, training and customer support services, together with fees paid to third parties for subcontracted services.

Selling, general and administrative expenses consist of personnel, facilities and related overhead costs, together with other operating costs of the Company, including advertising and marketing costs.

Research and development expenses include personnel and related overhead costs for product development, enhancement, upgrades, quality assurance and testing. The amount of such expenses is dependent on the nature and status of the development process for the Company’s products. Development costs capitalized in a given period are dependent upon the nature and status of the development process. Upon general release of a product, related capitalized costs are amortized over three to five years and recorded as license fees cost of revenue.

Frontstep’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, bad debts, capitalized software, intangible assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition.    The Company’s total revenue is derived primarily from licensing software, providing related services, including installation, implementation, training, consulting and systems integration and providing maintenance and support on an annual basis. Revenue is accounted for in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended and interpreted from time to time.

Revenue is derived principally from the sale of internally produced software products and maintenance and support agreements from software sales. Generally, the Company licenses software under non- cancelable license agreements and provides product support services and periodic updates including training, installation, consulting and maintenance. License fees revenue is generally recognized when a non- cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. For customer license agreements, which meet these recognition criteria, the portion of the fees related to software licenses, which is determined using the residual method, will generally be recognized in the current period, while the portion of the fees related to services is recognized as the services are performed. The amount allocated to services revenues is based on the Company’s standard rate per hour. Revenue from maintenance and support agreements, which is determined based on renewal rates, is billed periodically, deferred and recognized ratably over the life of the agreements. In the event revenue is contingent upon customer acceptance criteria, the Company defers that revenue until the contingencies are resolved.

Bad Debts.    A considerable amount of judgment is required when determining the allowance for bad debt, including assessing the probability of collection as well as the credit-worthiness of each customer. The Company has recorded bad debt reserves in recent periods due to recent economic conditions especially as they affect the Company’s customer base. The Company may determine in future periods that additional charges must be recorded.

Capitalized Software.    The Company capitalizes the cost of developing its software products in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Capitalized software is stated at the lower of amortized cost or net realizable value. The Company’s judgment is required when determining the net realizable value of its software and any impairment loss could have a material adverse impact on our financial condition and results of operations.

Impairment of Intangible Assets.    The Company periodically evaluates acquired intangibles for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill and other intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Contingencies and Litigation.    The Company is subject to proceedings, lawsuits and other claims related to ongoing business and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. If an adverse judgment or outcome can be predicted, an accrual in the determined amount is recorded on the Company’s general ledger. An accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company is not involved in any actions that currently require an accrual to be recorded.

Results of Operations

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Revenue.    Total revenue decreased $4.6 million, or 18.4%, to $20.5 million in the current fiscal quarter from $25.1 million in the three months ended September 30, 2001 (the “prior year fiscal quarter” or “fiscal 2002 quarter”). The total revenue mix is shown in the table below (in thousands, except percentage data):

	Three Months Ended September 30,
	2002		2001
License fees revenue	$4,972	24.3%	$7,671	30.6%
Services	5,348	26.1%	6,186	24.6%
Maintenance and support revenue	10,171	49.6%	11,249	44.8%

Total revenue	$20,491	100.0%	$25,106	100.0%

License fees revenue decreased 35.2% in the fiscal 2003 quarter from the fiscal 2002 quarter. The Company believes that the decrease in license fees revenue in the fiscal 2003 quarter is due to the current economic climate that is causing the Company’s customers and potential customers to defer their buying decisions related to large capital investments, particularly information technology investments. These economic conditions were compounded in the fiscal 2003 quarter by the announcement of a new product leading the Company’s product transition to Microsoft based platforms. The Company expects that license fees revenues will fluctuate due to seasonal changes in the next two quarters and will not begin to significantly grow again until the current economic climate improves and demand for our products improves as a result.

Service revenue decreased 13.5% in the fiscal 2003 quarter from the fiscal 2002 quarter. The decrease is primarily the result of sluggish license fees revenue generated by the Company in the last few quarters. Service revenues in particular are directly dependent on new license purchases by new and existing customers.

Maintenance and support revenue decreased 9.6% due primarily as a result of reduced levels of new license revenues for the last several quarters. This results in a reduced number of new customers and seat licenses on maintenance as older customers fail to renew maintenance. Additionally, the Company believes some customers have been suspending maintenance payments due to economic conditions affecting their businesses.

Cost of Revenue.    Total cost of revenue as a percentage of total revenue increased to 52.2% for the fiscal 2003 quarter from 44.9% for the fiscal 2002 quarter.

Cost of license fees revenue increased $0.2 million, or 5.9%, to $3.4 million in the fiscal 2003 quarter from $3.2 million in the fiscal 2002 quarter and as a percentage of license fees revenue, increased to 67.6% in the fiscal 2003 quarter from 41.4% in the fiscal 2002 quarter. The percentage increase is primarily attributable to lower license fees revenue affecting certain fixed and related costs, an increase in the number of third party product vendors included in the Company’s expanded product offerings and discounting as a result of weakened demand.

Cost of service, maintenance and support revenue decreased $0.7 million, or 9.3%, to $7.3 million in the fiscal 2003 quarter from $8.1 million in the fiscal 2002 quarter and as a percentage of service, maintenance and support revenue, increased to 47.3% in the fiscal 2003 quarter from 46.4% in the fiscal 2002 quarter. The decrease in cost is attributable to a decline in service revenue as compared to the year earlier period. The percentage increase is primarily due to the fixed nature of the costs associated with maintenance and services revenue.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased $2.2 million, or 20.6%, to $8.6 million in the fiscal 2003 quarter from $10.8 million in the fiscal 2002 quarter. Such expenses as a percentage of total revenue reduced to 41.9% in the fiscal 2003 quarter from 43.1% in the fiscal 2002 quarter. The decrease in costs is attributable to the cost saving measures that have taken place during the last several quarters as well as higher charges to bad debts in the fiscal 2002 quarter than in the fiscal 2003 quarter.

Research and Development.    Total research and development costs, including amounts capitalized, increased $0.5 million, or 16.1%, to $3.8 million in the fiscal 2003 quarter from $3.3 million in the fiscal 2002 quarters. As a percentage of total revenue, these costs increased to 18.5% in the current fiscal quarter from 13.0% in the fiscal 2002 quarter. The Company is continuing to spend a substantial portion of total revenue on development of future releases of the Company’s ERP software, such as the SyteLine 7 release, and development of its expanded product offerings and product capabilities. The Company believes that these investments are critical to the success and market acceptance of its new product offerings and total suite of integrated collaborative business systems.

The Company capitalized research and development costs of $2.2 million during the fiscal 2003 quarter and $1.6 million during the fiscal 2002 quarter. This increase was the result of the final development efforts relating to the release of SyteLine 7.

Provision for (Benefit from) Income Taxes.    The provision for (benefit from) income taxes for the fiscal 2003 and 2002 quarters reflects an effective tax rate of (5.0)% and 9.6%, respectively. The effective tax rate in both periods differs from the expected corporate tax rate primarily due to valuation allowances recorded against deferred tax assets related to net operating losses incurred domestically, foreign losses incurred in countries where no tax benefits will be received for the losses, the non-deductibility of the amortization of certain intangibles and the application of prior net operating losses carried forward to offset current pre-tax income.

Quarterly Results

The Company’s results of operations fluctuate on a quarterly basis. The Company’s expenses, with the principal exception of sales commissions and certain components of cost of revenue, are generally fixed and do not vary with revenue. As a result, any shortfall of actual revenue in a given quarter would adversely affect net earnings for that quarter.

Liquidity and Capital Resources

As of September 30, 2002, the Company had cash and cash equivalents of $3.4 million and working capital deficit of $5.0 million. During the current fiscal quarter, the Company had positive cash flow of $0.3 million from operating activities. The Company purchased $0.4 million of property and equipment and used $2.2 million in relation to capitalized software. The balance outstanding on the Foothill term notes as of September 30, 2002 was $14.3 million. As of September 30, 2002 there were no borrowings under the revolving Credit Facility.

On September 15, 2002, effective June 28, 2002, the Company and Foothill amended the agreement to modify the covenants to reflect the previous restatement of the Company’s financial statements for the year ended June 30, 2001 and quarter ended March 31, 2002 and at June 30, 2002. After giving effect to these modifications, the Company was in compliance with the financial covenants under the Credit Facility.

As we discussed in “Overview” above, it has been difficult in the last several quarters to manage and predict our revenues for any quarterly period. While customer activity has not diminished recently, economic conditions and industry-wide lack of demand for new investments may cause us to generate less revenue than we expect. If we do not generate sufficient revenue to meet our forecast in any quarter in the current fiscal year, including the quarter ending December 31, 2002, the Company may not be in compliance with one or more of the financial covenants under the Credit Facility.

In August 2002, we completed the funding of $3.5 million from the issuance of Convertible Notes. See Note 2 to the Financial Statements above. However, we continue to experience difficulties in meeting all of our cash operating needs, due to unpredictability in our revenues and the impact of economic conditions on our customers. If we do not meet our revenue expectations in any quarters in the current fiscal year, including the quarter ending December 31, 2002, we may have further difficulty in meeting our operating cash needs.

On September 30, 2002, the Company and Foothill amended the Credit Facility with respect to the financial covenants for the quarter ending September 30, 2002 and reset the financial covenants for the balance of fiscal 2003. This amendment was completed due to the current economic and market conditions.

On November 12, 2002, the Company and Foothill further amended the Credit Facility to provide for, among other things, temporary additional borrowing availability under the revolving credit portion of the Credit Facility and the deferral of certain payments owing under the term loan portion of the Credit Facility. In addition, the amendment further amends the financial covenants for the quarter ended September 30, 2002 and resets the covenants for the remainder of fiscal 2003 as a result of the restatement discussed in Note 3 to the Financial Statements above. Borrowing availability under this amendment is dependent upon the Company meeting certain conditions imposed by Foothill. See Note 7 to the Financial Statements above.

If the Company fails to comply with the conditions imposed under this amendment, the commitments of Foothill to make advances and issue letters of credit for the account of the Company will terminate and any such advances and/or issuances of letter of credit may be issued by Foothill in its sole and absolute discretion. In addition, non-compliance with the conditions in certain circumstances may cause an event of default under the Credit Facility. Because of the subjective nature of these covenants and the risks associated with noncompliance by the Company, indebtedness outstanding under the Credit Facility has been classified as a current liability in the balance sheet as of September 30, 2002 and June 30, 2002.

We have been able to demonstrate positive cash flows from operating activities over the past six months ended September 2002. We also believe that our restructuring efforts in the last several months, and our tight cost management since that time, will support our efforts to achieve quarterly profitability and positive cash flow from operations in the future. By doing so, we expect to be able, over time, to improve our cash flow to meet operating needs and to meet the financial covenants imposed under the Credit Facility. In addition, while we have classified $14.3 million of Foothill debt as a current obligation, we are contractually obligated to pay them $6.1 million in the coming twelve months. When all of these factors are taken together, we believe we will have sufficient cash and cash flow from operations to satisfy cash flow needs for the next 12 months.

However, given the difficult economic environment, there can be no assurance that we can achieve levels of quarterly revenue sufficient to satisfy our cash flow needs or to meet the financial covenants of the Credit Facility in future periods or that Foothill, given the subjective nature of the covenants under the Credit Facility, will continue to provide special financing arrangements to support us in meeting our operating cash needs. Additionally, we may not be able to obtain other debt or equity financing from other sources. The Company continues to evaluate the Company’s strategic and business alternatives. Such alternatives include, but are not limited to, seeking additional sources of capital, further cost-cutting actions, merger with, acquisition of or sale to another software company, or other financial restructuring. All of the Company’s strategic efforts are being directed toward 1) reviewing and evaluating our strategic and business alternatives, 2) continuing to serve our customers’ needs, 3) advancing our product strategies, which includes SyteLine 7 and our other product offerings and 4) improving the Company’s competitive position for the future.

ITEM 3. QUANTITATIVE	AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange. Frontstep’s revenues originating outside of North America were 30% and 25% of total revenue for the current and prior year fiscal quarters, respectively. By geographic region, revenues originating in Europe were 18% and 14% of total revenue for the current and prior year fiscal quarters, respectively. Revenues originating in Asia Pacific were 12% and 11% of total revenue for the current and prior year fiscal quarters, respectively. International sales are made mostly from the Company’s foreign sales subsidiaries in the local countries and are typically denominated in the local currency of each country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency.

The Company’s exposure to foreign exchange rate fluctuations arises in part from intercompany accounts in which costs of software, including certain development costs, incurred in the United States are charged to the Company’s foreign sales subsidiaries. These intercompany accounts are typically denominated in the functional currency of the foreign subsidiary in order to centralize foreign exchange risk with the parent company in the United States. The Company is also exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Foreign currency gains and losses will continue to result from fluctuations in the value of the currencies in which the Company conducts its operations as compared to the U.S. dollar and future operating results will be affected by gains and losses from foreign currency exposure. The Company does not currently hedge against losses arising from its foreign currency exposure. The Company has considered the potential impact of a 10% adverse change in foreign exchange rates and it believes that such a change would not have a material impact on financial results or financial condition in the coming fiscal year.

Interest Rates.    The Company invests its surplus cash in financial instruments such as short-term marketable securities and interest-bearing time deposits. The Company also incurs interest at variable rates, dependent upon the prime rate or LIBOR rate that may be in effect from time to time. The Company has considered the potential impact of an adverse change in interest rates of one hundred basis points and it believes that such a change would not have a material impact on financial results or financial condition in the coming fiscal year.

ITEM 4.    CONTROLS AND PROCEDURES.

(a)    Evaluation of disclosure controls and procedures.

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief inancial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.

(b)    Changes in internal controls

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

PART II.—OTHER INFORMATION

ITEM 1.    LEGAL PROCEEDINGS.

The Company is subject to legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on the Company’s business, financial condition or results of operations.

ITEM 2.    CHANGES IN SECURITIES AND USE OF PROCEEDS.

In connection with the November 12, 2002 amendment to the Credit Facility (See Note 2 to the Financial Statements in Part I above), the Company and Foothill also amended the Amended and Restated Common Share Purchase Warrant dated as of November 15, 2001 issued to Foothill to adjust the exercise price of such warrants from $3.36 per share to $2.85 per share of common stock of the Company.

In connection with the amendment of Foothill’s Amended and Restated Common Share Purchase Warrant as described above, the conversion price of the Series A Preferred Stock has been adjusted to $2.85 per share from $6.00 per share of common stock of the Company pursuant to the Amended Articles of Incorporation of the Company. Additionally, the exercise price of warrants held by the holders of the Series A Preferred shares for 453,546 common shares was reduced to $2.85 per share from $3.36 per share pursuant to the anti-dilution provisions of such warrant.

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5.    OTHER INFORMATION.

None.

ITEM 6.    EXHIBITS AND REPORTS ON FORM 8-K.

(a)    See Index to Exhibits filed with this Quarterly Report on Form 10-Q following the Signature Page.

(b)    Reports on Form 8-K.

The Company filed a current report on Form 8-K on July 15, 2002 indicating under Item 5 (Other Events) that, on July 9, 2002 the Company completed the closing of the private placement providing a total of $5 million of funding to the Company from certain of its preferred shareholders, including Fallen Angel Equity Fund and entities affiliated with Morgan Stanley, and two other shareholders and directors of the Company, Lawrence J. Fox and James A. Rutherford (collectively, the “Investors”). On March 7, 2002, the Company issued its warrants and 10% subordinated notes in the aggregate principal amount of $1.5 million (the “Initial Notes”) in a private placement to the Investors pursuant to a Securities Purchase Agreement dated March 7, 2002 (the “Original Agreement”). The March transaction was part of an agreement by the Investors, subject to certain conditions, to provide a total of $5 million of funding to the Company. The proposed financing was first publicly announced on February 14, 2002, in a press release issued by the Company, a copy of which was included as an exhibit to the Company’s Form 8-K dated March 7, 2002 filed with the Securities and Exchange Commission. Under the

Original Agreement, the Company agreed to issue and sell to the Investors, and the Investors agreed to purchase, subject to certain conditions, including the approval of the Company’s shareholders, in the aggregate the remaining $3.5 million principal amount of 10% subordinated convertible notes due May 10, 2004 (the “Convertible Notes”).

On June 20, 2002, shareholders of the Company approved the issuance of the Convertible Notes, the issuance of common shares upon conversion of the Initial Notes and the issuance of that portion of the warrants issued in March 2002 to Mr. Fox and Mr. Rutherford. On July 9, 2002, the Company and the Investors entered into Amendment Number One to the Original Agreement (the “Amendment”) and completed the closing of the Convertible Notes transaction. The closing constituted the “Convertible Closing” as such term is defined in the Original Agreement and, therefore, as a result of the closing, the Initial Notes became convertible into common shares of the Company, at the election of the holders, at a conversion price of $2.4876 per share at any time after July 9, 2002. In addition, the Amendment permits the Company to issue up to $3.5 million in principal amount of Convertible Notes to the Investors as required to satisfy the Company’s working capital requirements upon a determination by the Company’s Board of Directors that additional funding for such purpose is needed. All other conditions precedent to the Investors obligations to purchase the Convertible Notes had been satisfied. The Company announced this agreement in a press release on July 10, 2002 and a copy was included as an exhibit to the 8-K filing.

The Company filed a current report on Form 8-K on August 5, 2002 indicating under Item 5 (Other Events) that, the Company was restating its Statements of Operations and its Balance Sheets for the year ended June 30, 2001 and for the nine months ended March 31, 2002 (the “Restatement”); and 2) reclassifying the presentation of certain costs in its Statement of Operations for the years ended June 30, 2000 and 2001 (the “Reclassification”).

The Restatement was made to correct the previously reported financial results due to an isolated error in third-party software used by the Company which affected the timing of recognition of revenue from renewals of the Company’s maintenance and support contracts during those reported periods. The final fiscal quarter ended June 30, 2002 was not affected by the error. For the nine-month period of fiscal 2002, which ended March 31, 2002, the impact of this error was $427,000 on reported revenue of $70,457,000, or a net change of 0.6%. The Company believes that the impact of this restatement to future periods is positive since the balance of deferred revenue, revenue to be recorded in future periods, increased by $1,637,000 as of March 31, 2002.

The Reclassification was made to more appropriately present certain charges in the Statements of Operations in accordance with current accounting practice. This reclassification did not change the amount of reported revenues, operating income or net income for either of the two prior years that were affected.

The Company included schedules as exhibits to the 8-K filing showing the adjusted Statements of Operations for each of the years ended June 30, 2000 and 2001 and for the nine-months ended March 31, 2002.

The Company filed a current report on Form 8-K on August 15, 2002 indicating under Item 5 (Other Events) that the Company issued its 10% convertible subordinated notes (the “Convertible Notes”) in the aggregate principal amount of $2.5 million to, and received $2.5 million in cash from, certain of its preferred shareholders, including Fallen Angel Equity Fund and entities affiliated with Morgan Stanley, and two other shareholders and directors of the Company, Lawrence J. Fox and James A. Rutherford (collectively, the “Investors”), in accordance with the terms of the private placement transaction previously announced. The Convertible Notes are each due on May 10, 2004 and are convertible into common shares of the Company at a conversion rate of $2.4876 per share.

The private placement transaction was discussed and has been disclosed previously in the Company’s Form 8-K’s dated March 7, 2002 and July 9, 2002, respectively, filed with the Securities and Exchange Commission, and in press releases, copies of which are included with such filings.

The Company filed a current report on Form 8-K on September 4, 2002 indicating under Item 5 (Other Events) that, the Company issued its 10% subordinated convertible notes (the “Convertible Notes”) in the aggregate principal amount of $1.0 million to, and received $1.0 million in cash from, certain of its preferred shareholders, including Fallen Angel Equity Fund and entities affiliated with Morgan Stanley, and two other shareholders and directors of the Company, Lawrence J. Fox and James A. Rutherford (collectively, the “Investors”), in accordance with the terms of the private placement transaction previously announced. The Convertible Notes are each due on May 10, 2004 and are convertible into common shares of the Company at a conversion rate of $2.4876 per share.

The private placement transaction was discussed and has been disclosed previously in the Company’s Form 8-K’s dated March 7, 2002, July 9, 2002, and August 12, 2002, respectively, filed with the Securities and Exchange Commission, and in press releases, copies of which are included with such filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRONTSTEP, INC.

Date: November 19, 2002	By:	/S/ DANIEL P. BUETTIN
Daniel P. Buettin Vice President, Finance, Chief Financial Officer and Secretary (on behalf of the Registrant and as Principal Financial Officer)

CERTIFICATIONS

I, Stephen A. Sasser, certify that:

1.    I have reviewed this quarterly report on Form 10-Q of Frontstep, Inc.;

2.    Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report; and

3.    Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)    evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c)    presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 19, 2002	By:	/S/ STEPHEN A. SASSER
Stephen A. Sasser President and Chief Executive Officer

I, Daniel P. Buettin, certify that:

1.    I have reviewed this quarterly report on Form 10-Q of Frontstep, Inc.;

2.    Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report; and

3.    Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)    evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c)    presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 19, 2002	By:	/S/ DANIEL P. BUETTIN
Daniel P. Buettin Vice President, Finance, Chief Financial Officer and Secretary, Principal Financial and Accounting Officer

INDEX TO EXHIBITS

Exhibit No.	Description	Page
10(a)	Amendment to Convertible Subordinated Note Agreement, dated as of September 16, 2002, by and between Frontstep Solutions Group, Inc. and MVC Corporation	Filed herein

10(b)	Amendment to Convertible Subordinated Note Agreement, dated as of September 16, 2002, by and between Frontstep Solutions Group, Inc. and Mitsui & Co., Asia Investment Ltd.	Filed herein

10(c)	Seventh Amendment to Loan and Security Agreement dated as of September 30, 2002 with Foothill Capital Corporation, as the arranger and administrative agent for the Lenders	Filed herein

10(d)	Eighth Amendment to Loan and Security Agreement dated as of November 12, 2002 with Foothill Capital Corporation, as the arranger and administrative agent for the Lenders	Filed herein

10(e)	Amendment No. 1 dated November 12, 2002 to Amended and Restated Common Share Purchase Warrant, dated November 15, 2001, issued to Foothill Capital Corporation	Filed herein

99(a)	Certificates of Chief Executive Officer and Chief Financial Officer pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002	Filed herein